Form 10-K, Exhibit 13
CONNECTICUT LIGHT & POWER CO; NORTHEAST UTILITIES; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1995-03-27
CIK 23426, 72741, 106170, 315256, 880416

Exhibit 13.1











                                 1994


               PORTIONS OF ANNUAL REPORT TO SHAREHOLDERS


                          NORTHEAST UTILITIES
















































FINANCIAL AND STATISTICAL SECTION

TABLE OF CONTENTS


Page 16-23
Management's Discussion and Analysis

Page 24
Company Report

Page 24
Report of Independent Public Accountants

Page 25
Consolidated Statements of Income

Page 26
Consolidated Statements of Cash Flows

Page 27
Consolidated Statements of Income Taxes

Page 28-29
Consolidated Balance Sheets

Page 30-31
Consolidated Statements of Capitalization

Page 32
Consolidated Statements of Common Shareholders' Equity

Page 33-46
Notes to Consolidated Financial Statements

Page 47
Consolidated Statements of Quarterly Financial Data

Page 47
Consolidated General Operating Statistics

Page 48-49
Selected Consolidated Financial Data

Page 50
Consolidated Electric Operating Statistics



MANAGEMENT DISCUSSION AND ANALYSIS


FINANCIAL CONDITION

Overview
        Earnings per common share were $2.30 in 1994, as compared to $2.02 in 1993. The 1994 earnings were higher as a result of higher retail kilowatt-hour sales, retail rate increases for CL&P and PSNH, the deferral of cogeneration expenses in Connecticut, and reduced operation and interest costs. These increases were partially offset by lower revenues from wholesale sales. The 1993 earnings were impacted by a number of one-time items, including the cumulative effect of a one-time change in the accounting for Connecticut municipal property taxes, which resulted in an increase in 1993 earnings of $0.42 per common share. In addition, 1993 earnings reflected a decrease of $0.14 per share for the costs of the company's employee-reduction program and a decrease of $0.12 per share for disallowances in 1993 ordered by Connecticut regulators in the CL&P rate case. Earnings per common share before the effects of the change in accounting for property taxes and other one-time items were $1.86 in 1993.

            Increased earnings will help the company to achieve its objective of increasing total return to shareholders (stock price plus dividend return). In 1994, total return to shareholders was more than 13 percentage points better than the Dow Jones Utilities Index.

            In 1994, NU experienced its most significant retail kilowatt-hour sales growth in six years, due in large part to the beginning of an economic recovery in New England. Employment levels-particularly in New Hampshire - have risen, unemployment rates have fallen, and personal income has increased in all three states served by the NU operating companies (the system). NU's 1994 retail sales rose by 2.9 percent over 1993. Overall, weather had little effect on sales volume, with mild weather after mid-August offsetting unusually cold weather in January and hot weather in late June and July.

            In 1995, the company expects little retail sales growth over 1994, primarily because of the effects of higher interest rates on the regional economy and further cutbacks in defense-related industries in Connecticut. Over the longer term, retail kilowatt-hour sales growth is expected to be strongest in New Hampshire, which by some measures has the fastest growing economy in New England. In 1994, many businesses announced plans to expand in New Hampshire. NU estimates PSNH to have compounded annual sales growth of 1.9 percent from 1994 through 1999, compared with 1.4 percent for CL&P and 0.9 percent for WMECO.

            Competitive forces within the electric utility industry are continuing to increase due to a variety of influences, including legislative and regulatory actions, technological advances, and changes in consumer demand. The company has developed, and is continuing to develop, a number of initiatives to retain and to continue to serve its existing customers and to expand its retail and wholesale customer base.

            NU believes the steps it is taking, including a companywide process reengineering effort, will have significant, positive effects, including reduced operating costs and improved customer service, in the next few years. The system also benefits from a diverse retail base with no significant dependence on any one retail customer or industry.

            NU's electric utility subsidiaries continue to operate predominantly in state-approved franchise territories under traditional cost-of-service regulation. Retail wheeling, under which a retail customer would be permitted to select an electricity supplier and require the local electric utility to transmit the power to the customer's site, is not required in any of the system's jurisdictions. In 1994, Connecticut regulators reviewed the desirability of retail wheeling and determined that it was not in the best interest of the state until new generating capacity is needed, which the company projects to be in the year 2009. In New Hampshire and Massachusetts, bills related to retail wheeling have been introduced in the legislature. Connecticut, New Hampshire, and Massachusetts regulators are presently studying the potential restructuring of the electric utility industry. To date, none of these bills have been enacted and none of the regulatory proceedings have progressed to the point where management can assess the impact of any potential outcomes on the company.

            While retail competition is not required in the system's retail service territory, competitive forces are nonetheless influencing retail pricing. These forces include competition from alternate fuels such as natural gas, competition from customer-owned generation, and regional competition for business retention and expansion. The company's retail business group continues to work with customers to address their concerns. The system has reached long-term rate agreements with many new and existing customers to gain or retain their business. In general, these rate agreements have terms of about five years. Negotiated retail rate reductions for system customers under rate agreements in effect for 1994 amounted to approximately $20 million. Management believes that the aggregate amount of negotiated retail rate reductions will increase in 1995 but that the related agreements will continue to provide significant benefits to the company, including the preservation of approximately 4 percent of retail revenues.

           The company is also working with regulators to address the needs of customers more widely. The company has multiyear rate plans in effect in each of its retail jurisdictions. Management will continue to evaluate the use of agreements of this type to keep retail rates competitive.

            The system acts as both a buyer and a seller of electricity in the highly competitive wholesale electricity market in the Northeastern
United States (Northeast). Many of the contracts signed in the late 1980s have or will expire in the mid-1990s and much of the revenue produced by such contracts has not been replaced through new wholesale power arrangements. As a result, wholesale power revenues fell to approximately $331 million in 1994 from approximately $383 million in 1993. Unless prices on the wholesale market improve, revenues are expected to fall still further in 1995 before stabilizing in late 1996 and 1997. Wholesale sales are made primarily to investor-owned utilities and municipal or cooperative electric systems in the Northeast. The system will be increasing its efforts to increase wholesale sales through intensified marketing efforts. The system's wholesale power marketing efforts benefit from the interconnection of its transmission system with all of the major utilities in New England, as well as with three of the larger electric utilities in New York state.

Rate Matters

            The operating companies of the system follow accounting principles that allow the rate treatment for certain events or transactions to be reflected. These principles may differ from the accounting principles followed by nonregulated enterprises. Regulators may permit incurred costs, which would normally be treated as expenses by nonregulated enterprises, to be deferred as regulatory assets and recovered in revenues at a later date. Regulatory assets at December 31, 1994 were approximately $2.7 billion. Based on current regulation, the company believes that its use of regulatory accounting is still appropriate.

            See the "Notes To Consolidated Financial Statements," Note 1H, for further details on regulatory accounting.

Connecticut

            CL&P's retail rates increased by approximately $47 million, or 2.04 percent, in July 1994, representing the second step of a three-year rate plan approved by the Department of Public Utility Control (DPUC) in 1993. The third step of an approximately $48-million, or 2.06 percent, increase will become effective in July 1995. CL&P's 1993 rate decision has been appealed by the Connecticut Office of Consumer Counsel and the city of Hartford. If this appeal prevails, there may be revenues subject to refund; however, management believes that the possibility of the appeal prevailing is unlikely.

            CL&P recovers from or refunds to customers certain fuel costs if the nuclear units do not operate at a predetermined capacity factor (currently 72 percent) through a Generation Utilization Adjustment Clause (GUAC). For the GUAC year ended July 31, 1994, the DPUC found that CL&P overrecovered its fuel costs and reduced by approximately $8 million CL&P's overall request to recover approximately $24 million of deferred GUAC costs. The company plans to appeal the decision in court as it did for a similar DPUC decision on the 1992-1993 GUAC period, which also disallowed approximately $8 million of GUAC costs.

            For the GUAC year ended July 31, 1995, CL&P expects to defer in excess of $50 million of GUAC fuel costs for projected nuclear performance below 72 percent. As of December 31, 1994, CL&P has reserved approximately $13 million against this amount, based on the methodology applied by the DPUC in the previous GUAC decisions.

New Hampshire

            In June 1994, PSNH's base rates increased by 5.5 percent under a seven-year 1989 rate agreement approved by the New Hampshire Public Utilities Commission (NHPUC).
            The costs associated with purchases by PSNH from certain nonutility generators (NUGs) over the level assumed in rates are deferred and recovered over ten-year periods through the Fuel and Purchased Power Adjustment Clause (FPPAC). At December 31, 1994, the unrecovered deferrals were approximately $174 million. PSNH is attempting to renegotiate these arrangements with the NUGs.

            On September 23, 1994, the NHPUC approved settlement agreements with two wood-fired NUGs covering approximately 20 megawatts (MW) of capacity. These two NUGs gave up their rights to sell their output to PSNH in exchange for lump-sum cash payments by PSNH totaling approximately $40 million. The buyout payments were added to the deferred balance of NUG costs. The savings resulting from the agreements will be used to reduce the NUG deferred balance over the remaining period of the canceled arrangements. PSNH is involved in mediations with the owners of the six remaining wood-fired facilities, which account for approximately 87 MW of capacity. PSNH has reached an agreement with one of these six NUGs, which calls for a payment by PSNH of $52 million in return for a substantial reduction in the rates charged to PSNH. This agreement was filed with the NHPUC in February 1995.

Massachusetts

            On May 26, 1994, the Massachusetts Department of Public Utilities
(DPU) approved a settlement agreement under which WMECO's customers received a base-rate reduction of approximately $13 million over a 20-month period effective June 1, 1994 and a guarantee of no general base-rate increases before February 1996. This agreement also terminated, without findings, all performance review proceedings regarding the treatment of replacement-power costs incurred by WMECO during power outages from mid-1987 through mid-1993. The DPU also approved the amortization of previously deferred expenses for postretirement benefits beginning in July 1994. In addition, under the agreement, WMECO's larger customers will be offered discounts on their electric bills in return for providing WMECO with five years' notice of any plans to self-generate or purchase electricity from a different provider. The combined base-rate reduction and service-extension discounts will total 5 percent for those larger customers. The settlement agreement did not have a significant adverse impact on WMECO's earnings.

Nuclear Performance

          The composite capacity factor of the five nuclear generating units that the system operates-including the Connecticut Yankee (CY) nuclear unit-was
67.5 percent for 1994, compared with 80.8 percent for 1993 and a 1994 national average of 73.2 percent. The lower 1994 capacity factor was primarily the result of extended refueling and maintenance outages for Millstone 1, Millstone 2, and Seabrook. CY, Seabrook, and Millstone 2 were also out of service for varying lengths of time in 1994 because of unexpected technical and operating difficulties. These difficulties included a manual shutdown of CY when both service water headers were declared inoperable, an automatic trip from 100 percent power for Seabrook when a main steam isolation valve closed during quarterly surveillance testing, and a Millstone 2 shutdown to replace a degraded lower seal on a reactor coolant pump.

            On October 1, 1994, Millstone 2 was shut down for a planned
63-day refueling and maintenance outage. The outage has encountered several unexpected difficulties, which will lengthen the duration of the outage. The outage extensions were caused by a significant scope increase in service water system repairs, as identified through a comprehensive inspection plan and by a need for management to exercise a deliberate approach to the conduct of work during the early portions of the outage. The outage schedule is currently under review, but the unit is not expected to return to service before April 1995. Total replacement-power costs attributable to the extension of the outage for CL&P and WMECO are expected to be in the range of $8 million per month. CL&P's share of these costs is deferred for future recovery through the GUAC. (See page 18 for further discussion of the GUAC.) In addition, operation and maintenance costs to be incurred during the outage are estimated to be $52 million, an increase of $19 million as a result of the extension. The recovery of these costs is subject to prudence reviews in both Connecticut and Massachusetts.

            The Nuclear Regulatory Commission's (NRC's) latest report for the Millstone Station noted significant weaknesses in Millstone 2's operations and maintenance. In a public statement in late 1994, a senior NRC official expressed disappointment with the continued weaknesses in Millstone 2's performance. The primary cause of the NRC's disappointment with Millstone 2's performance appears to be that, despite significant management attention and action over a period of years, the NRC does not believe it has seen enough objective evidence of improvement in reducing procedural noncompliance and other human errors. Management has acknowledged the basis for the NRC's concern with Millstone 2 and has been devoting increased attention to resolving these issues. Management and the NRC expect to continue to monitor closely the developments at Millstone 2.

Environmental Matters

            The system devotes substantial resources to identify and then to meet the multitude of environmental requirements it faces. The company has active auditing programs addressing a variety of different regulatory requirements, including an environmental auditing program to detect and remedy noncompliance with environmental laws or regulations.

            The system is potentially liable for environmental cleanup costs at a number of sites both inside and outside its service territories. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of the company. At December 31, 1994, the liability recorded by the company amounted to approximately $11 million. These costs could rise to as much as $16 million if alternate remedies become necessary.

            The company expects that the implementation of the 1990 Clean Air Act Amendments (CAAA) as they relate to sulfur-dioxide emissions will require only modest emission reductions for the NU system. NU's exposure is minimal because of the company's investment in nuclear energy in the 1970s and 1980s and the burning of low-sulfur fuels. PSNH is subject to more stringent emission limits for nitrogen oxides within the next five years under the CAAA requirements. PSNH will install at Merrimack Station a selective catalytic reduction (SCR) pollution control system by May 1995 to comply with CAAA requirements. The cost of the SCR installation is approximately $22 million, with approximately $10 million of costs incurred as of December 31, 1994.

Nuclear Decommissioning

          The system's estimated cost to decommission its shares of Millstone units 1, 2, and 3 and Seabrook is approximately $1.2 billion in year-end 1994 dollars. In addition, the system's estimated cost to decommission its shares of the regional nuclear generating units is estimated to be approximately $300 million. These costs are being recognized over the lives of the respective units and a portion of the costs is being recovered through rates. Yankee Atomic Electric Company (YAEC) has begun component removal activities related to the decommissioning of its nuclear facility. The system's estimated obligation to YAEC has been recorded on the Consolidated Balance Sheets. Management expects that the system will continue to be allowed to recover these costs.

            The staff of the Securities and Exchange Commission has questioned certain of the current accounting practices of the electric utility industry, including this company, regarding the recognition, measurement, and classification of decommissioning costs for nuclear generating stations in the financial statements of electric utilities. The Financial Accounting Standards Board is currently reviewing the accounting for removal costs, including decommissioning and similar costs. If current electric utility industry accounting practices for such decommissioning costs were changed: (1) annual provisions for decommissioning could increase, (2) the estimated costs for decommissioning could be recorded as a liability rather than as accumulated depreciation, and (3) trust fund income from the external decommissioning trust could be reported as investment income rather than as a reduction to decommissioning expense.

            See the "Notes To Consolidated Financial Statements," Note 3, for further information on nuclear decommissioning.

Two separate stacked bar graphs illustrate the sources and uses of cash requirements for 1993 and 1994 and projections for 1995 through 1999.

                      NORTHEAST UTILITIES
             SOURCES AND USES OF CASH REQUIREMENTS
                          1993 - 1999

Sources of Cash
  Requirements      1993   1994   1995   1996   1997   1998   1999
---------------     ----   ----   ----   ----   ----   ----   ----
                                    (Percentages)

Internally
 Generated Funds    36.7   46.7   80.5   80.4   86.2   88.3   69.0
Nuclear Fuel Trust   5.2    6.7    7.2   16.3   13.8    9.3   11.5
LTD and Preferred
 Stock              56.9   44.3   12.3    0.0    0.0    0.0   17.5
Short-Term Debt      0.0    1.2    0.0    1.1    0.0    0.0    0.0
Common Stock         1.2    1.1    0.0    2.2    0.0    2.4    2.0
                   -----  -----  -----  -----  -----  -----  -----
Total Sources      100.0  100.0  100.0  100.0  100.0  100.0  100.0


  Uses of Cash
  Requirements      1993   1994   1995   1996   1997   1998   1999
---------------     ----   ----   ----   ----   ----   ----   ----
                                    (Percentages)

Construction        15.6   18.4   31.1   34.8   32.4   35.8   27.7
Nuclear Fuel         5.9    7.2    9.1   18.9   14.3   11.7   13.7
Maturities and
 Sinking Fund       66.1   70.2   36.5   43.1   43.4   41.0   49.1
Repayment of
 Short-Term Debt    10.1    0.0   19.6    0.0    8.2   10.6    8.6
Other                2.3    4.2    3.7    3.2    1.7    0.9    0.9
                   -----  -----  -----  -----  -----  -----  -----
Total Uses         100.0  100.0  100.0  100.0  100.0  100.0  100.0




Property Taxes

          CY and PSNH have had significant court appeals for municipal property tax assessments in the towns of Haddam, Connecticut, and Bow, New Hampshire. In each case, the central issue is the fair market value of utility property. The company believes that the assessments should be based on a fair market value that approximates net book cost. This is the assessment level that taxing authorities are predominantly using throughout Connecticut, Massachusetts, and in some of New Hampshire. However, towns such as Haddam and Bow advocate a method that approximates reproduction costs.

            PSNH's appeal of the property tax as assessed against them by Bow has been dismissed by the Supreme Court of New Hampshire. CY's appeal is still pending. The company estimates that, for assessments in towns such as Haddam and Bow, the change to the reproduction cost methodology could result in property valuations approximately three times greater than values approximating net book cost. If other towns adopt this methodology, there could be a significant adverse impact on the company's future results of opera tions and financial condition. However, the extent to which other towns successfully adopt this methodology and any subsequent increase in the company's property tax liability cannot be determined at this time.

Liquidity And Capital Resources

            Cash provided from operations increased approximately $7 million in 1994, as compared to 1993, primarily due to higher revenues from rate increases and sales, combined with lower cash operating expenses. Cash used for financing activities was approximately $10 million higher in 1994, as compared to 1993, primarily due to higher net reacquisition and retirements of long-term debt, partially offset by an increase in short-term debt. Cash used for investments was approximately $20 million lower in 1994, as compared to 1993, primarily due to lower construction expenditures in 1994.

            The charts opposite illustrate the sources and uses of cash requirements for 1993 and 1994 and the projections for 1995 through 1999.

            In 1994, the NU system companies refinanced $625 million of debt, which is expected to reduce interest costs by approximately $3 million annually. With interest rates rising in mid-1994, a lot of refinancing completed, and construction needs remaining modest, the focus in NU's financing activities will shift toward using the significant amount of cash generated by each subsidiary to retire debt and to prepare the company for an increasingly competitive business environment.

            The system companies are obligated to meet approximately $1.4 billion of long-term debt and preferred stock maturities and cash sinking-fund requirements during the 1995 through 1999 period, including approximately $176 million for 1995.

            The system's construction program expenditures, including allowance for funds used during construction, for the period 1995 through 1999 are estimated to be approximately $1.2 billion, including approximately $254 million for 1995. The construction program's main focus is maintaining and upgrading the existing transmission and distribution system, as well as nuclear and fossil-generating facilities. The company does not foresee the need for new, major generating facilities until at least the year 2009.

            Construction expenditures and debt maturities and sinking-fund requirements will continue to be met through internal cash generation. PSNH may need to supplement its internal cash generation with outside financing, including additional borrowings, if additional agreements are reached with the wood-fired NUGs.

            CL&P, PSNH, and WMECO entered into interest-rate cap contracts to reduce a portion of the interest-rate risk on certain variable-rate tax-exempt pollution control revenue bonds and a PSNH variable-rate term loan. CL&P also uses fossil-fuel-swap agreements to hedge against fuel-price risk on certain long-term, negotiated energy contracts. Any premiums paid on these contracts are deferred and amortized over the life of the contracts. The differential paid or received as interest rates or fuel prices change is recognized in income when realized.

            See the "Notes To Consolidated Financial Statements," Note 8, for further information on derivative financial instruments.
Results of Operations

            The relative magnitude of the various expenditures incurred by the system's continuing operations in 1994 is illustrated in the chart on page 23.

            A majority of the changes in items affecting results of operations between 1992 and 1993 is due to the inclusion of PSNH and NAEC results for a full year in 1993 and only seven months in 1992.

Operating Revenues

            The components of the change in operating revenues for the past two years are provided in the table above.

            Operating revenues increased approximately $14 million in 1994 from 1993. Revenues related to regulatory decisions increased, primarily because of the effects of the July 1993 and 1994 retail rate increases for CL&P, the June 1993 and 1994 retail rate increases for PSNH, and the July 1993 retail rate increase for WMECO, partially offset by the June 1994 retail rate reduction for WMECO and lower recoveries for demand-side-management costs. Sales volume increased as a result of higher retail sales from an improving economy. Retail sales increased 2.9 percent in 1994 from 1993 sales levels. Wholesale revenues decreased, primarily due to the expiration in late 1993 and 1994 of some significant capacity sales contracts.

            Operating revenues increased approximately $412 million in 1993 from 1992, primarily due to the additional revenues of PSNH for a full year in 1993. Operating revenues, excluding PSNH, increased approximately $45 million in 1993 from 1992. Revenues related to regulatory decisions increased, primarily because of the effects of the June 1993 retail rate increase for CL&P and the July 1992 and 1993 retail rate increases for WMECO. Fuel, purchased power, and FPPAC cost recoveries decreased, primarily due to lower energy costs. Retail sales for CL&P and WMECO increased only 0.2 percent in 1993 from 1992 sales levels.

Fuel, Purchased And Net Interchange Power

            Fuel, purchased and net interchange power decreased approximately $86 million in 1994, as compared to 1993, primarily due to the lower recognition of CL&P replacement-power fuel costs in 1994, partially offset by a higher level of outside energy purchases from other utilities in 1994.

            Fuel, purchased and net interchange power increased approximately $145 million in 1993, as compared to 1992, primarily due to the additional PSNH and NAEC expenses (approximately $99 million), the timing in the recognition of fuel expenses under the provisions of CL&P's fuel adjustment cl auses, and disallowances of replacement- power costs as a result of regulatory reviews in Connecticut, partially offset by lower outside purchases due to better nuclear performance in 1993.

Other Operation And Maintenance Expenses

            Other operation and maintenance expenses decreased approximately $20 million in 1994, as compared to 1993, primarily due to higher costs in 1993 associated with early retirement programs, lower 1994 payroll and benefit costs, lower fossil-unit costs, and lower capacity charges from the regional nuclear generating units, partially offset by higher 1994 costs associated with the operation and maintenance activities of the nuclear units (approximately $23 million), higher reserves for excess/obsolete inventory at the nuclear and fossil units in 1994, and higher outside services primarily related to the companywide process reengineering efforts.

            Other operation and maintenance expenses increased approximately $143 million in 1993, as compared to 1992, primarily due to the additional PSNH and NAEC expenses (approximately $105 million), the 1993 costs associated with an employee-reduction program (approximately $33 million), the 1992 reimbursement of previously expended costs associated with the PSNH acquisition, and 1993 postretirement benefit costs, partially offset by lower costs associated with the operation and maintenance activities of the nuclear units.

Depreciation Expenses

            Depreciation expenses increased approximately $14 million in 1994, as compared to 1993, primarily as a result of higher depreciable plant balances, higher average depreciation rates, and higher decommissioning collections.

            Depreciation expenses increased $39 million in 1993, as compared to 1992, primarily as a result of the additional PSNH and NAEC depreciation expense ($27 million, including Seabrook), higher depreciation rates, and high er depreciable plant balances.

Amortization Of Regulatory Assets, Net

            Amortization of regulatory assets, net decreased approximately $48 million in 1994, as compared to 1993, primarily because of the deferral of CL&P cogeneration expenses beginning in July 1994 as allowed under CL&P's 1993 retail rate decision, the higher amortization in 1994 of PSNH's regulatory liability as allowed under a 1993 global settlement, and lower expenses associated with the recovery of Hydro-Quebec support payments, partially offset by higher amortization of Millstone 3 and Seabrook 1 phase-in costs.

            Amortization of regulatory assets, net increased approximately $58 million in 1993, as compared to 1992, primarily because of the additional amortization of the PSNH regulatory asset as provided for in the rate agreement (approximately $38 million) and higher amortization of Millstone 3 and Seabrook phase-in costs. The increase in 1993 is also attributable to the gross-up of taxes due to a required change in the accounting for income taxes and the amortization in 1993 of costs paid by CL&P to the developers of two wood-to-energy plants as allowed in the 1993 rate decision, partially offset by the amortization of the PSNH regulatory liability recognized as a result of a 1993 global settlement.

Federal And State Income Taxes

            Federal and state income taxes increased approximately $66 million in 1994, as compared to 1993, primarily because of higher taxable income.

Taxes Other Than Income Taxes

            Taxes other than income taxes increased approximately $7 million in 1994, as compared to 1993, primarily due to higher Connecticut sales tax expense.

            Taxes other than income taxes increased approximately $19 million in 1993, as compared to 1992, primarily due to the additional PSNH and NAEC taxes ($20 million, including property taxes on Seabrook).

Deferred Nuclear Plants Return
            Deferred nuclear plants return decreased approximately $25 million in 1994, as compared to 1993, primarily because additional Millstone 3 and Seabrook investments were phased into rates in 1994.

            Deferred nuclear plants return increased approximately $19 million in 1993, as compared to 1992, primarily because of deferred return associated with NAEC's ownership share of Seabrook (approximately $30 million), partially offset by a decrease in Millstone 3 deferred return because additional Millstone 3 investment was phased into rates.

Other Income, Net

            Other income, net decreased approximately $11 million in 1993, as compared to 1992, primarily because of the allocation to customers of a portion of the property tax accounting change as ordered by the DPUC in the CL&P 1993 rate decision.

Interest Charges

            Interest on long-term debt decreased approximately $19 million in 1994, as compared to 1993, primarily because of lower average interest rates as a result of refinancing activities and lower 1994 debt levels.

            Interest on long-term debt increased approximately $57 million in 1993, as compared to 1992, primarily because of higher debt levels from the addition of PSNH and NAEC (approximately $57 million), partially offset by lower average interest rates as a result of substantial refinancing activities. The increase in 1993 is also due to the absence of an interest expense offset in 1993 for Employee Stock Option Plan (ESOP) dividends due to a change in accounting for ESOPs.

Cumulative Effect Of Accounting Change

            The cumulative effect of the accounting change of approximately $52 million in 1993 represents the one-time change in the method of accounting for Connecticut municipal property tax expense recognized in the first quarter of 1993.

Tax Benefit Of Employee Stock Ownership Plan Dividends

          The tax benefit of ESOP dividends of approximately $7 million in 1992 is the result of the company adopting an ESOP. In 1993, these benefits are reflected as a reduction to income tax expense. See the "Notes To Consolidated Financial Statements," Note 6, for further information regarding ESOP.

A pie chart illustrates the magnitude of the various expenses incurred by the System's continuing operations in 1994.

                        NORTHEAST UTILITIES
                    1994 DISTRIBUTION OF REVENUE

                                         Percent
                                         -------
         Energy Costs                     22.9%
         Other Operation and
           Maintenance Expenses           21.3
         Taxes                            14.5
         Other Operating Expenses
           and Other Income, Net          13.0
         Wages and Benefits               12.3
         Interest Charges                  8.8
         Common and Preferred Dividends    7.2
                                         -----
                                         100.0%

COMPANY REPORT

The consolidated financial statements of Northeast Utilities and subsidiaries and other sections of this Annual Report were prepared by the company. These financial statements, which were audited by Arthur Andersen LLP, were prepared in accordance with generally accepted accounting principles using estimates and judgment, where required, and giving consideration to materiality.

The company has endeavored to establish a control environment that encourages the maintenance of high standards of conduct in all of its business activities. The company maintains a system of internal controls over financial reporting, which is designed to provide reasonable assurance to the company's management and Board of Trustees regarding the preparation of reliable published financial statements. The system is supported by an organization of trained management personnel, policies and procedures, and a comprehensive program of internal audits. Through established programs, the company regularly communicates to its management employees their internal control responsibilities and policies prohibiting conflicts of interest.

The Audit Committee of the Board of Trustees is composed entirely of outside trustees. This committee meets periodically with management, the internal auditors, and the independent auditors to review the activities of each and to discuss audit matters, financial reporting, and the adequacy of internal controls.

Because of inherent limitations in any system of internal controls, errors or irregularities may occur and not be detected. The company believes, however, that its system of internal accounting controls and control environment provide reasonable assurance that its assets are safeguarded from loss or unauthorized use and that its financial records, which are the basis for the preparation of all financial statements, are reliable.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS OF NORTHEAST UTILITIES:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Northeast Utilities (a Massachusetts trust) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, common shareholders' equity, cash flows, and income taxes for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Utilities and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As explained in Notes 1B, 5B, and 6 to the financial statements, effective January 1, 1993, Northeast Utilities and subsidiaries changed their methods of accounting for property taxes, postretirement benefits other than pensions, and employee stock ownership plans.

/s/Arthur Andersen LLP

   ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 17, 1995

NORTHEAST UTILITIES AND SUBSIDIARIES

Consolidated Statements of Income

For the Years Ended December 31,                        1994          1993          1992
--------------------------------------------------------------------------------------------
                                                            (Thousands of Dollars,
                                                           except share information)
Operating Revenues................................ $  3,642,742  $  3,629,093  $  3,216,874
                                                   ------------- ------------- -------------
Operating Expenses:
 Operation --
  Fuel, purchased and net interchange power.......      832,420       917,957       772,804
  Other...........................................      919,044       979,403       828,345
 Maintenance......................................      306,429       265,926       274,495
 Depreciation.....................................      335,019       321,359       282,738
 Amortization of regulatory assets, net...........      160,909       208,506       150,413
 Federal and state income taxes(See Consolidated
   Statements Of Income Taxes)(Note 1I)<F1I>......      293,644       224,678       246,227
 Taxes other than income taxes....................      247,045       240,413       221,422
                                                   ------------- ------------- -------------
        Total operating expenses..................    3,094,510     3,158,242     2,776,444
                                                   ------------- ------------- -------------
Operating Income..................................      548,232       470,851       440,430
                                                   ------------- ------------- -------------

Other Income:
  Deferred nuclear plants return--other
    funds (Note 1L)<F1L>..........................       27,085        38,373        45,299
  Equity in earnings of regional nuclear
    generating and transmission companies.........       14,426        12,980        15,357
  Other, net......................................        7,745         4,747        15,672
  Income taxes--credit............................       13,518        10,772        36,787
                                                   ------------- ------------- -------------
        Other income, net.........................       62,774        66,872       113,115
                                                   ------------- ------------- -------------
        Income before interest charges............      611,006       537,723       553,545
                                                   ------------- ------------- -------------

Interest Charges:
  Interest on long-term debt......................      314,191       333,163       275,819
  Other interest..................................        8,037        13,059         3,503
  Deferred nuclear plants return--borrowed
    funds (Note 1L)<F1L>..........................      (41,138)      (54,462)      (28,838)
                                                   ------------- ------------- -------------
        Interest charges, net.....................      281,090       291,760       250,484
                                                   ------------- ------------- -------------
        Income before cumulative effect of
          accounting change.......................      329,916       245,963       303,061
Cumulative effect of accounting
  change (Note 1B)<F1B>...........................         -           51,681          -
                                                   ------------- ------------- -------------
        Income before Preferred Dividends
            of Subsidiaries.......................      329,916       297,644       303,061
Preferred Dividends of Subsidiaries...............       43,042        47,691        47,007
                                                   ------------- ------------- -------------
Net Income                                              286,874       249,953       256,054

  Tax benefit of Employee Stock Ownership
       Plan dividends (Note 6)<F6>................         -             -            7,348
                                                   ------------- ------------- -------------
Earnings For Common Shares........................ $    286,874  $    249,953  $    263,402
                                                   ============= ============= =============
Earnings Per Common Share:
 Before cumulative effect of accounting
   change......................................... $       2.30  $       1.60  $       2.02
 Cumulative effect of accounting
   change (Note 1B)<F1B>..........................          -            0.42           -
                                                   ------------- ------------- -------------
Total Earnings Per Common Share................... $       2.30  $       2.02  $       2.02
                                                   ============= ============= =============

Common Shares Outstanding (average) (Note 6)<F6>..  124,678,192   123,947,631   130,403,488
                                                   ============= ============= =============

The accompanying notes are an integral part of these financial statements.

NORTHEAST UTILITIES AND SUBSIDIARIES
Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                1994        1993         1992
-------------------------------------------------------------------------------------------------
                                                                    (Thousands of Dollars)
Cash Flows From Operating Activities:
  Income before preferred dividends of subsidiaries........ $  329,916  $   297,644  $   303,061
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation...........................................    335,019      321,359      282,738
    Deferred income taxes and investment tax credits, net..    146,560       63,506      103,089
    Deferred nuclear plants return, net of amortization....     49,994       18,189       (3,619)
    Recoverable energy costs, net of amortization..........    (85,573)      93,302     (109,013)
    Amortization of regulatory asset-PSNH, net.............     55,319       67,379       51,143
    Deferred demand-side management, net of amortization...     (4,691)     (23,955)     (31,989)
    Other sources of cash..................................     42,375      136,346      127,519
    Other uses of cash.....................................    (52,260)      (3,915)     (53,711)
  Changes in working capital:
    Receivables and accrued utility revenues...............      8,133        2,797        3,162
    Fuel, materials, and supplies..........................      4,906       10,126       (9,686)
    Accounts payable.......................................     51,824         (678)     (38,889)
    Accrued taxes..........................................     17,031      (97,789)      (8,627)
    Other working capital (excludes cash)..................     22,329       30,010       30,109
                                                            ----------- ------------ ------------
Net cash flows from operating activities...................    920,882      914,321      645,287
                                                            ----------- ------------ ------------
Cash Flows Used For Financing Activities:
  Issuance of common shares................................     14,551       22,252      271,128
  Issuance of long-term debt...............................    625,000      924,650    1,141,995
  Issuance of preferred stock..............................       -          80,000       75,000
  Net increase (decrease) in short-term debt...............     16,500     (179,240)     182,240
  Reacquisitions and retirements of long-term debt.........   (982,920)  (1,051,501)    (744,771)
  Reacquisitions and retirements of preferred stock........     (7,325)    (116,496)    (106,893)
  Cash dividends on preferred stock........................    (43,042)     (47,691)     (49,399)
  Cash dividends on common shares..........................   (219,317)    (218,179)    (229,074)
                                                            ----------- ------------ ------------
Net cash flows (used for) from financing activities........   (596,553)    (586,205)     540,226
                                                            ----------- ------------ ------------
Investment Activities:
  Investments in plant:
    Electric and other utility plant.......................   (259,904)    (275,741)    (311,892)
    Nuclear fuel...........................................    (28,308)     (33,202)       3,498
                                                            ----------- ------------ ------------
  Net cash flows used for investments in plant.............   (288,212)    (308,943)    (308,394)
  Acquisition of the net assets of PSNH (Note 1A)<F1A>.....       -            -        (828,237)
  Other investment activities, net.........................    (33,546)     (32,811)     (40,507)
                                                            ----------- ------------ ------------
Net cash flows used for investments........................   (321,758)    (341,754)  (1,177,138)
                                                            ----------- ------------ ------------
Net Increase (Decrease) In Cash for the Period.............      2,571      (13,638)       8,375
Cash - beginning of period.................................     32,008       45,646       37,271
                                                            ----------- ------------ ------------
Cash - end of period....................................... $   34,579  $    32,008  $    45,646
                                                            =========== ============ ============

Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amount capitalized during construction.. $  306,224  $   325,552  $   218,515
                                                            =========== ============ ============
  Income taxes............................................. $  134,727  $   142,669  $    96,821
                                                            =========== ============ ============

Increase in obligations:
  Niantic Bay Fuel Trust................................... $   64,590  $    49,509  $    38,172
                                                            =========== ============ ============
  Capital leases........................................... $    1,342  $     4,696  $     2,985
                                                            =========== ============ ============

The accompanying notes are an integral part of these financial statements.


NORTHEAST UTILITIES AND SUBSIDIARIES

Consolidated Statements of Income Taxes
                                                       1994         1993         1992
For the Years Ended December 31,                                (Note 1I)<F1I>
----------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

The components of the federal and state income
 tax provisions charged to operations are:
 Current income taxes:
  Federal.......................................... $  88,483  $      99,591  $  74,768
  State............................................    45,083         50,809     31,583
                                                    ---------- -------------- ----------
    Total current..................................   133,566        150,400    106,351
                                                    ---------- -------------- ----------
 Deferred income taxes, net:
  Federal..........................................   149,391         87,105    101,025
  State............................................     6,988        (10,058)    12,550
                                                    ---------- -------------- ----------
    Total deferred.................................   156,379         77,047    113,575
                                                    ---------- -------------- ----------
 Investment tax credits, net.......................    (9,819)       (13,541)    (8,182)
                                                    ---------- -------------- ----------
Total income tax expense........................... $ 280,126  $     213,906  $ 211,744
                                                    ========== ============== ==========
The components of total income tax expense are
 classified as follows:
 Income taxes charged to operating expenses........ $ 293,644  $     224,678  $ 246,227
 Income taxes associated with the amortization of
  deferred nuclear plants return--borrowed funds...      -               -      (17,566)
 Income taxes associated with the allowance for
  funds used during construction and deferred
  nuclear plants return--borrowed funds............      -               -       19,870
 Other income taxes--credit........................   (13,518)       (10,772)   (36,787)
                                                    ---------- -------------- ----------
Total income tax expense........................... $ 280,126  $     213,906  $ 211,744
                                                    ========== ============== ==========
Deferred income taxes are comprised of the tax
 effects of temporary differences as follows:
  Depreciation, leased nuclear fuel, settlement
   credits, and disposal costs.....................    72,078         79,288     66,683
  Energy adjustment clauses........................    49,017        (39,660)    22,484
  Demand-side management...........................       217          8,117     13,635
  Alternative minimum tax..........................      (601)         2,306    (13,462)
  Early retirement program.........................     1,169         (7,715)       220
  Organization costs...............................      -               -       10,042
  Deferred tax asset associated with net
   operating losses................................    23,611         25,438      9,335
  Other............................................    10,888          9,273      4,638
                                                    ---------- -------------- ----------
Deferred income taxes, net......................... $ 156,379  $      77,047  $ 113,575
                                                    ========== ============== ==========
A reconciliation between income tax expense and
 the expected tax expense at the applicable
 statutory rates is as follows:
 Expected federal income tax at 35 percent of
  pretax income for 1994 and 1993 and at
  34 percent for 1992.............................. $ 213,515  $     179,043  $ 175,033
 Tax effect of differences:
  Depreciation differences.........................    20,003         21,319     14,090
  Deferred nuclear plants return--other funds......    (9,480)       (13,486)   (15,402)
  Amortization of deferred Millstone 3 return--
   other funds.....................................    23,103         21,988     17,367
  Amortization of regulatory asset--PSNH...........    20,007         23,764     17,624
  Seabrook intercompany loss.......................   (19,637)       (19,176)   (11,903)
  Investment tax credits amortization..............    (9,819)       (13,541)    (8,182)
  State income taxes, net of federal benefit.......    33,847         26,488     29,130
  Property tax differences.........................     5,824        (13,514)      (901)
  Other, net.......................................     2,763          1,021     (5,112)
                                                    ---------- -------------- ----------
Total income tax expense........................... $ 280,126  $     213,906  $ 211,744
                                                    ========== ============== ==========

The accompanying notes are an integral part of these financial statements.


NORTHEAST UTILITIES AND SUBSIDIARIES

Consolidated Balance Sheets

At December 31,                                             1994         1993
---------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric............................................. $ 9,334,912  $ 9,119,285
  Other................................................     157,632      146,228
                                                        ------------ ------------
                                                          9,492,544    9,265,513
     Less: Accumulated provision for depreciation......   3,293,660    3,021,987
                                                        ------------ ------------
                                                          6,198,884    6,243,526
  Construction work in progress........................     179,724      208,084
  Nuclear fuel, net....................................     224,839      218,051
                                                        ------------ ------------
      Total net utility plant..........................   6,603,447    6,669,661
                                                        ------------ ------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market in 1994
   and at cost in 1993 (Note 9)<F9>....................     240,229      206,179
  Investments in regional nuclear generating
   companies, at equity................................      82,464       81,029
  Investments in transmission companies, at equity.....      26,106       26,536
  Other, at cost.......................................      40,896       36,882
                                                        ------------ ------------
                                                            389,695      350,626
                                                        ------------ ------------
Current Assets:
  Cash.................................................      34,579       32,008
  Receivables, less accumulated provision for
   uncollectible accounts of $16,826,000 in 1994
   and $14,629,000 in 1993.............................     357,322      357,449
  Accrued utility revenues.............................     142,788      150,794
  Fuel, materials, and supplies, at average cost.......     190,062      194,968
  Prepayments and other................................      54,886       35,278
                                                        ------------ ------------
                                                            779,637      770,497
                                                        ------------ ------------
Deferred Charges:
  Regulatory Assets (Note 1H)<F1H>.....................   2,724,364    2,801,283
  Unamortized debt expense.............................      33,517       37,444
  Other................................................      54,220       38,653
                                                        ------------ ------------
                                                          2,812,101    2,877,380
                                                        ------------ ------------





Total Assets........................................... $10,584,880  $10,668,164
                                                        ============ ============

The accompanying notes are an integral part of these financial statements.


NORTHEAST UTILITIES AND SUBSIDIARIES

Consolidated Balance Sheets

At December 31,                                             1994         1993
---------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization: (See Consolidated Statements Of Capitalization)
  Common shareholders' equity: (see Note(a)--
   Consolidated Statements Of Common Shareholders'
   Equity):
   Common shares, $5 par value--authorized
    225,000,000 shares; 134,210,226 shares issued and
    124,962,981 shares outstanding in 1994 and
    134,207,025 shares issued and 124,326,836 shares
    outstanding in 1993................................ $   671,051  $   671,035
   Capital surplus, paid in............................     904,371      901,740
   Deferred benefit plan--employee stock
    ownership plan (Note 6)<F6>........................    (213,324)    (228,205)
   Retained earnings...................................     946,988      879,518
                                                        ------------ ------------
     Total common shareholders' equity.................   2,309,086    2,224,088
  Preferred stock not subject to mandatory redemption..     234,700      239,700
  Preferred stock subject to mandatory redemption......     375,250      380,500
  Long-term debt.......................................   3,942,005    4,045,468
                                                        ------------ ------------
     Total capitalization..............................   6,861,041    6,889,756
                                                        ------------ ------------
Obligations Under Capital Leases.......................     166,018      171,004
                                                        ------------ ------------
Current Liabilities:
  Notes payable to banks...............................     180,000      173,500
  Commercial paper.....................................      10,000          -
  Long-term debt and preferred stock--current portion..     174,948      420,142
  Obligations under capital leases--current portion....      73,103       72,756
  Accounts payable.....................................     280,942      229,118
  Accrued taxes........................................      57,532       40,501
  Accrued interest.....................................      70,639       69,682
  Accrued pension benefits.............................      90,194       82,513
  Other................................................      98,296       83,853
                                                        ------------ ------------
                                                          1,035,654    1,172,065
                                                        ------------ ------------
Deferred Credits:
  Accumulated deferred income taxes (Note 1I)<F1I>.....   1,968,230    1,911,981
  Accumulated deferred investment tax credits..........     188,005      201,635
  Deferred contract obligation--YAEC (Note 3)<F3>......     157,147      132,826
  Other................................................     208,785      188,897
                                                        ------------ ------------
                                                          2,522,167    2,435,339
                                                        ------------ ------------
Commitments and Contingencies (Note 7)<F7>

Total Capitalization and Liabilities                    $10,584,880  $10,668,164
                                                        ============ ============

The accompanying notes are an integral part of these financial statements.

NORTHEAST UTILITIES AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CAPITALIZATION

At December 31,                                                                1994         1993
                                                                               ----         ----
                                                                             (Thousands of Dollars)
COMMON SHAREHOLDERS' EQUITY (See Consolidated Balance Sheets)............. $2,309,086   $2,224,088
                                                                           ----------   ----------


CUMULATIVE PREFERRED STOCK OF SUBSIDIARIES:
 $25 par value--authorized 36,600,000 shares at December 31, 1994 and 1993;
  12,927,000 shares outstanding in 1994 and 13,220,000 shares in 1993
 $50 par value--authorized 9,000,000 shares at December 31, 1994 and 1993;
  5,424,000 shares outstanding in 1994 and 1993;
$100 par value--authorized 1,000,000 shares at December 31, 1994 and 1993;
  200,000 shares outstanding in 1994 and 1993

                                    Current Redemption   Current Shares
         Dividend Rates              Prices <F1>(a)       Outstanding
         --------------             ------------------   --------------
NOT SUBJECT TO MANDATORY REDEMPTION:
 $25 par value--Adjustable Rate     $ 25.00                3,940,000.....      98,500      103,500
 $50 par value--$1.90 to $3.28      $ 50.50 to $ 54.00     2,324,000.....     116,200      116,200
 $100 par value--$7.72              $103.51                  200,000.....      20,000       20,000
                                                                           ----------   ----------
 Total Preferred Stock Not Subject to Mandatory Redemption...............     234,700      239,700
                                                                           ----------   ----------


SUBJECT TO MANDATORY REDEMPTION: <F2>(b)
 $25 par value--$1.90 to $2.65      $ 25.00 to $ 26.50     8,987,000.....     224,675      227,000
 $50 par value--$2.65 to $3.615     $ 51.00 to $ 52.41     3,100,000.....     155,000      155,000
                                                                           ----------   ----------
 Total Preferred Stock Subject to Mandatory Redemption...................     379,675      382,000
 Less: Preferred Stock to be redeemed within one year....................       4,425        1,500
                                                                           ----------   ----------
 Preferred Stock Subject to Mandatory Redemption, Net....................     375,250      380,500
                                                                           ----------   ----------
LONG-TERM DEBT: <F3>(c)
  First Mortgage Bonds--
    Maturity    Interest Rate
    --------    -------------
    1994        4.25%  to  4.50%.........................................        -         182,000
    1995        9.25%....................................................      34,300       34,650
    1996        8.875%...................................................     172,500      172,500
    1997        5.625% to  7.625%........................................     214,850      265,000
    1998        6.50%  to  9.17%.........................................     199,900      290,000
    1999        5.50%  to  7.25%.........................................     280,000      100,000
    2000-2002   5.75%  to  9.05%.........................................     700,000      875,000
    2003-2004   6.125% to  7.75%.........................................     190,000       90,000
    2016-2020   7.375% to 10.13%.........................................      20,000      303,569
    2023-2025   7.375% to 8.50%..........................................     480,000      225,000
                                                                           ----------   ----------
    Total First Mortgage Bonds ..........................................   2,291,550    2,537,719
                                                                           ----------   ----------
Other Long-Term Debt--<F4>(d)
Pollution Control Notes and Other Notes--
    1996        Adjustable Rate - Term Loan..............................     141,000      235,000
    2000        15.23% ..................................................     205,000      205,000
    2005-2006   8.38% to 8.58%...........................................     236,000      245,000
    2013-2016   Adjustable Rate..........................................      23,400       23,400
    2018-2020   7.17% and Adjustable Rate................................      50,191       50,300
    2021-2022   7.50% to 7.65% and Adjustable Rate.......................     552,485      552,485
    2028        Adjustable Rate..........................................     369,300      369,300
                                                                           ----------   ----------
    Total Pollution Control Notes and Other Notes........................   1,577,376    1,680,485
  Fees and interest due for spent fuel disposal costs <F1N>(Note 1N).....     174,934      168,055
  Other..................................................................      78,090       86,731

                                                                           ----------   ----------
    Total Other Long-Term Debt...........................................   1,830,400    1,935,271
                                                                           ----------   ----------
  Unamortized premium and discount, net .................................      (9,422)      (8,880)
                                                                           ----------   ----------
   Total Long-Term Debt..................................................   4,112,528    4,464,110
   Less amounts due within one year......................................     170,523      418,642
                                                                           ----------   ----------
   Long-Term Debt, Net ..................................................   3,942,005    4,045,468
                                                                           ----------   ----------
TOTAL CAPITALIZATION.....................................................  $6,861,041   $6,889,756
                                                                           ==========   ==========
The accompanying notes are an integral part of these financial statements.

    NOTES TO CONSOLIDATED STATEMENTS OF CAPITALIZATION

<FA>(a)  Each of these series is subject to certain refunding limitations for the first five years after they were issued. Redemption prices reduce in future years.

<FB>(b)  Changes in Preferred Stock Subject to Mandatory Redemption:

                                                 (Thousands of Dollars)
          Balance at January 1, 1992.......             $ 170,394
             Issues........................                75,000
             PSNH stock transferred........               125,000
             Reacquisitions and Retirements               (16,894)
                                                          -------
          Balance at December 31, 1992.....               353,500
             Issues........................                80,000
             Reacquisitions and Retirements               (51,500)
                                                          -------
          Balance at December 31, 1993.....               382,000
             Reacquisitions and Retirements                (2,325)
                                                          -------
          Balance at December 31, 1994.....              $379,675
                                                         ========


          The minimum sinking-fund provisions of the series subject to mandatory redemption aggregate approximately $5,300,000 in 1995 and 1996, $30,300,000 in 1997, $34,000,000 in 1998, and $50,000,000 in 1999.
     In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If a subsidiary is in arrears in the payment of dividends on any outstanding shares of preferred stock, the subsidiary would be prohibited from redemption or purchase of less than all of the preferred stock outstanding.

  <FC>(c)      Long-term debt maturities and cash sinking-fund requirements, excluding fees and interest due for spent fuel disposal costs, on debt outstanding at December 31, 1994 for the years 1995 through 1999 are approximately $170,500,000, $265,200,000, $264,200,000, $239,600,000,
     and $371,900,000, respectively. In addition, there are annual 1 percent sinking- and improvement-fund requirements of approximately $16,000,000 for 1995, $15,600,000 for 1996 and 1997, $13,450,000 for 1998, and
     $13,150,000 for 1999. Such sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds or by certification of property additions. Essentially all utility plant of The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire
     (PSNH), Western Massachusetts Electric Company (WMECO), and North Atlantic Energy Corporation (NAEC), wholly owned subsidiaries of NU, is subject to the liens of their respective first mortgage bond indentures. In addition, CL&P and WMECO have secured $369,300,000 of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of their respective first mortgage bond indentures. PSNH's two bank facilities, the Term Loan and the Revolving Credit Facility, have a second lien, junior to the lien of its first mortgage bond indenture, on all PSNH property located in New Hampshire. At December 31, 1994, the principal amount outstanding under the Term Loan was $141,000,000. At December 31, 1994, there were no borrowings under the Revolving
     Credit Facility.

          Concurrent with the issuance of PSNH's Series A and B First
     Mortgage Bonds, PSNH entered into financing arrangements with the Business Finance Authority (BFA) of the state of New Hampshire. Pursuant to these arrangements, the BFA issued five series of Pollution Control Revenue Bonds (PCRBs) and loaned the proceeds to PSNH. At December 31, 1994, $516,485,000 of the PCRBs were outstanding. PSNH's obligation to repay each series of PCRBs is secured by a series of First Mortgage Bonds that was issued under its indenture. Each such series of First Mortgage Bonds contains terms and provisions with respect to maturity, principal payment, interest rate, and redemption that correspond to those of the applicable series of PCRBs. For financial reporting purposes, these bonds would not be considered outstanding unless PSNH fails to meet its obligations under the PCRBs.

  <FD>(d)      The average effective interest rates on the variable-rate
     pollution control notes ranged from 2.5 percent to 4.3 percent for 1994 and from 2.2 percent to 3.4 percent for 1993. The average effective interest rates for the PSNH Term Loan for 1994 and 1993 were approximately 5.2 percent and 4.3 percent, respectively.

  <FE>(e)      On January 23, 1995, CL&P Capital, L.P., a subsidiary of CL&P, issued $100 million of 9.3 percent cumulative Monthly Income Preferred Securities to help finance the retirement of $125 million of CL&P preferred stock.


NORTHEAST UTILITIES AND SUBSIDIARIES

Consolidated Statements Of Common Shareholders' Equity

--------------------------------------------------------------------------------------------

                                                         Deferred
                                                         Benefit
                                             Capital      Plan--
                                    Common   Surplus,      ESOP       Retained
                                   Shares(a) Paid In   (Note 6)<F6>   Earnings(b)    Total
--------------------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
Balance at January 1, 1992....... $596,271  $640,119  $   (175,000) $   814,684  $1,876,074
  Net income for 1992............                                       256,054     256,054
  Tax benefit of ESOP dividends..                                         7,348       7,348
  Cash dividends on common
    shares--$1.76 per share......                                      (229,074)   (229,074)
  Loss on the retirement of
    preferred stock..............                                        (1,268)     (1,268)
  Issuance of 11,417,305 common
    shares, $5 par value.........   57,087   204,440                                261,527
  Issuance of 3,191,489 common
    shares, $5 par value,
    to ESOP Trust................   15,957    59,043       (75,000)                    -
  Allocation of benefits--ESOP...                            9,601                    9,601
  Capital stock expenses, net....             (6,285)                                (6,285)
                                  --------- --------- ------------- ------------ -----------
Balance at December 31, 1992.....  669,315   897,317      (240,399)     847,744   2,173,977
  Net income for 1993............                                       249,953     249,953
  Cash dividends on common
    shares--$1.76 per share......                                      (218,179)   (218,179)
  Issuance of 344,106 common
    shares, $5 par value.........    1,720     6,538                                  8,258
  Allocation of benefits--ESOP...              1,800        12,194                   13,994
  Capital stock expenses, net....             (3,915)                                (3,915)
                                  --------- --------- ------------- ------------ -----------
Balance at December 31, 1993.....  671,035   901,740      (228,205)     879,518   2,224,088
  Net income for 1994............                                       286,874     286,874
  Cash dividends on common
    shares--$1.76 per share......                                      (219,317)   (219,317)
  Loss on retirement of
    preferred stock..............                                           (87)        (87)
  Issuance of 3,201 common
    shares, $5 par value.........       16        61                                     77
  Allocation of benefits--ESOP...               (406)       14,881                   14,475
  Capital stock expenses, net....              2,976                                  2,976
                                  --------- --------- ------------- ------------ -----------

Balance at December 31, 1994..... $671,051  $904,371  $   (213,324) $   946,988  $2,309,086
                                  ========= ========= ============= ============ ===========

<F1>(a) As part of its acquistion of PSNH, NU issued 8,430,910 warrants to former PSNH Equity security holders. Each warrant, which will expire on June 5, 1997, entitles the holder to purchase one share of NU common at an exercise price of $24 per share. As of Decemer 31, 1994, 458,595 shares had been purchased through the exercise of warrants.

<F2>(b) Certain consolidated subsidiaries have dividend restrictions imposed by their long-term debt agreements. These restrictions also limit the amount of retained earnings available for NU common dividends. At December 31, 1994, these restrictions totaled approximately $559.6 million.


The accompanying notes are an integral part of these financial statements.


NORTHEAST UTILITIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<F1A>A. Principles of Consolidation

Northeast Utilities (NU) is the parent company of the Northeast Utilities system (the system). The consolidated financial statements of the company include the accounts of all wholly owned subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

On June 5, 1992 (Acquisition Date), NU acquired PSNH. As part of this transaction, PSNH transferred its 35.6 percent ownership interest in the Seabrook nuclear power plant to NAEC. Effective with the Acquisition Date, the consolidated financial statements of the company include, on a prospective basis, the financial position, the results of operations, and the cash flows for PSNH and NAEC. For the 12 months ended December 31, 1994, 1993, and 1992, PSNH and NAEC increased NU's consolidated operating revenues by $869.8 million, $805.5 million, and $438.4 million, respectively. For the same periods, PSNH and NAEC increased NU's consolidated earnings for common shares by $94.7 million, $65.0 million, and $34.6 million, respectively.

<F1B>B. Change in Accounting for Property Taxes

Certain subsidiaries of NU, including CL&P and WMECO, adopted a one-time change in the method of accounting for municipal property tax expense for their Connecticut properties. Most municipalities in Connecticut assess property values as of October 1. Before January 1, 1993, the system accrued Connecticut property tax expense over the period October 1 through September 30 based on the lien-date method. In the first quarter of 1993, these subsidiaries changed their method of accounting for Connecticut municipal property taxes to recognize the expense from July 1 through June 30, to match the payments and the services provided by the municipalities. This one-time change increased earnings for common shares and earnings per common share by approximately $51.7 million and $0.42, respectively, in 1993.

<F1C>C. Reclassifications

Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

<F1D>D. Investments and Jointly Owned Electric Utility Plant

Regional Nuclear Generating Companies: CL&P, PSNH, and WMECO own common stock of four regional nuclear generating companies (Yankee companies). The system holds a 49.0 percent ownership interest in Connecticut Yankee Atomic Power Company (CY), a 38.5 percent ownership interest in Yankee Atomic Electric Company (YAEC), a 20.0 percent ownership interest in Maine Yankee Atomic Power Company (MY), and a 16.0 percent ownership interest in Vermont Yankee Nuclear Power Corporation (VY). The system's investments in the Yankee companies are accounted for on the equity basis due to NU's ability to exercise significant influence over their operating and financial policies. The electricity produced by the facilities that are operating is committed to the participants substantially on the basis of their ownership interests and is billed pursuant to contractual agreements. Under ownership agreements with the Yankee companies, CL&P, PSNH, and WMECO may be asked to provide direct or indirect financial support for one or more of the companies. For more information on these agreements, see Note 7F, "Commitments and Contingencies-Purchased Power Arrangements."

The YAEC nuclear power plant was shut down permanently on February 26, 1992. For more information on the Yankee companies, see Note 3, "Nuclear Decommissioning."

Millstone 3: CL&P, PSNH, and WMECO have a 68.02 percent joint-ownership interest in Millstone 3, a 1,154-megawatt (MW) nuclear generating unit. As of December 31, 1994 and 1993, plant-in-service included approximately $2.4 billion, and the accumulated provision for depreciation included approximately $525.9 million and $460.6 million, respectively, for the system's share of Millstone 3. The system's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements Of Income.

Seabrook: CL&P and NAEC have a 40.04 percent joint-ownership interest in Seabrook 1, a 1,148-MW nuclear generating unit. NAEC sells all of its share of the power generated by Seabrook 1 to PSNH under two long-term contracts.
As of December 31, 1994 and 1993, plant-in-service included approximately $881.0 million and $877.3 million, respectively, and the accumulated provision for depreciation included approximately $83.2 million and $66.4 million, respectively, for the system's share of Seabrook 1. The system's share of Seabrook 1 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements Of Income.

Hydro-Quebec: NU has a 22.66 percent equity-ownership interest, approximating $26.1 million, in two companies that transmit electricity imported from the Hydro-Quebec system in Canada. The two companies own and operate transmission and terminal facilities, which have the capability of importing up to 2,000 MW from the Hydro-Quebec system. See Note 7G, "Commitments and Contingencies-Hydro-Quebec," for additional information.

<F1E>E. Depreciation

The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. For nuclear production plants, the costs of removal, less salvage, that have been funded through external decommissioning trusts will be paid with funds from the trusts and charged to the accumulated reserve for decommissioning included in the accumulated provision for depreciation over the expected service life of the plants. See Note 3, "Nuclear Decommissioning," for additional information.

The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.7 percent in 1994, 3.6 percent in 1993, and 3.5 percent in 1992.

<F1F>F. Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and it and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering interconnections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting, and other matters by the FERC and/or applicable state regulatory commissions.

<F1G>G. Revenues

Other than fixed-rate agreements negotiated with certain wholesale, industrial, and commercial customers, utility revenues are based on authorized rates applied to each customer's use of electricity. Rates can be changed only through a formal proceeding before the appropriate regulatory commission. At the end of each accounting period, CL&P, PSNH, and WMECO accrue an estimate for the amount of energy delivered but unbilled.

<F1H>H. Regulatory Accounting

The operating companies of the system follow accounting policies that reflect the impact of the rate treatment of certain events or transactions that differ from generally accepted accounting principles for those events or transactions followed by nonregulated enterprises. Under regulatory accounting, assuming that future revenues are expected to be sufficient to provide recovery, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered in revenues at a later date.
Regulatory accounting is unique in that the actions of a regulator can provide reasonable assurance of the existence of an asset. Regulators, through their actions, may also reduce or eliminate the value of an asset, or create a liability. If the economic entity no longer comes under the jurisdiction of a regulator or external forces, such as a move to a competitive environment, effectively limiting the influence of cost-of-service based rate regulation, the entity may be forced to abandon regulatory accounting, requiring a reexamination and potential write-off of net regulatory assets. The system operating companies continue to be subject to cost-of-service based rate regulation. Based on current regulation and recent regulatory decisions regarding competition in the system's markets, the company believes that its use of regulatory accounting is still appropriate.

The components of regulatory assets are as follows:
--------------------------------------------------------------------
At December 31,                                1994          1993
--------------------------------------------------------------------
                                            (Thousands of Dollars)
Income taxes, net (Note 1I). . .          $1,124,119     $1,183,716
Regulatory asset-PSNH
  (Note 1J). . . . . . . . . . .             678,974        769,498
Recoverable energy costs, net
  (Note 1K). . . . . . . . . . .             268,982        202,264
Deferred costs-nuclear plants
  (Note 1L). . . . . . . . . . .             233,145        271,337
Unrecovered contract obligation-
  YAEC (Note 3). . . . . . . . .             157,147        132,826
Deferred demand-side-
  management costs (Note 1M) . .             116,133        111,442
Other. . . . . . . . . . . . . .             145,864        130,200
                                          ----------     ----------
                                          $2,724,364     $2,801,283
                                          ==========     ==========


<F1I>I. Income Taxes

The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. See Consolidated Statements Of Income Taxes on page 27 for the components of income tax expense.

In 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 supersedes previously issued income tax accounting standards. NU adopted SFAS 109, on a prospective basis, during the first quarter of 1993 and increased the net deferred tax obligation by $1.2 billion at that time. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, NU also established a regulatory asset.

The tax effect of temporary differences which give rise to the accumulated deferred tax obligation is as follows:


----------------------------------------------------------------------
At December 31,                                   1994         1993
----------------------------------------------------------------------
                                                (Thousands of Dollars)
Accelerated depreciation and
  other plant-related differences .           $1,495,323    $1,472,509
Net operating loss carryforwards. .             (247,440)     (270,612)
Regulatory assets-income tax
  gross up. . . . . . . . . . . . .              393,117       424,997
Other . . . . . . . . . . . . . . .              327,230       285,087
                                             -----------    ----------
                                              $1,968,230    $1,911,981
                                             ===========    ==========


At December 31, 1994, PSNH had a regular tax net operating loss (NOL) carryforward of approximately $726 million, and an Alternative Minimum Tax
(AMT) NOL carryforward of $529 million, both to be used against PSNH's federal taxable income and expiring between the years 2000 and 2006. PSNH also had Investment Tax Credit (ITC) carryforwards of $54 million, which expire between the years 1995 and 2004. For a portion of the carryforward amounts indicated above, the reorganization of PSNH under Chapter 11 of the United States Bankruptcy Code limits the annual amount of NOL and ITC carryforwards that may be used. Approximately $249 million of the NOL, $189 million of the AMT NOL, and $23 million of the ITC carryforwards are subject to this limitation.

<F1J>J. Regulatory Asset-PSNH

The regulatory asset-PSNH represents the aggregate value placed by the rate agreement with the state of New Hampshire (Rate Agreement) on PSNH's assets in excess of the net book value of PSNH's non-Seabrook assets and the $700-million value assigned to Seabrook by the Rate Agreement. The regulatory asset-PSNH was valued at approximately $920.6 million on the Acquisition
Date. The Rate Agreement provides for the recovery, through rates, of the amortization of the regulatory asset-PSNH with a return each year on the unamortized portion of the asset. The Rate Agreement provides that $425 million of the regulatory asset-PSNH be amortized over the first seven years after PSNH's May 16, 1991 reorganization from bankruptcy (Reorganization Date), with the remaining amount to be amortized over the 20-year period after the Reorganization Date.

<F1K>K. Recoverable Energy Costs

Under the Energy Policy Act of 1992 (Energy Act), CL&P, PSNH, WMECO, and NAEC are assessed for their proportionate shares of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost. CL&P, PSNH, WMECO, and NAEC have begun to recover these costs.

CL&P: Retail electric rates include a fuel adjustment clause (FAC) under which fossil-fuel prices above or below base-rate levels are charged or credited to customers. Monthly FAC rates are also subject to retroactive review and appropriate adjustment. CL&P also utilizes a generation utilization adjustment clause (GUAC), which defers the effect on fuel costs caused by variations from a specified composite nuclear generation capacity factor embedded in base rates.

In the past two GUAC proceedings before the Connecticut Department of Public Utility Control (DPUC), the DPUC determined that CL&P overrecovered its fuel costs and offset the amount of the overrecovery against the GUAC balance. This has resulted in disallowances of GUAC recovery of $7.9 million for the 1992-1993 GUAC period and $7.8 million for the 1993-1994 GUAC period. CL&P has appealed the first decision and will appeal the second decision.

At December 31, 1994, CL&P's recoverable energy costs were $61.0 million, including the D&D assessments of $37.4 million.

PSNH: The Rate Agreement includes a comprehensive fuel and purchased power adjustment clause (FPPAC) permitting PSNH to pass through to retail customers, for a ten-year period, the retail portion of differences between the fuel and purchase power costs assumed in the Rate Agreement and PSNH's actual costs, which include the costs under the Seabrook Power Contract. The cost components of the FPPAC are subject to a prudence review by the New Hampshire Public Utilities Commission (NHPUC).

The costs associated with purchases from certain nonutility generators (NUGs) over the level assumed in the Rate Agreement are deferred and recovered through the FPPAC. PSNH has been attempting to negotiate the rate orders mandating the purchase of high-cost NUG power. In September 1994, the NHPUC approved an amendment to the Rate Agreement allowing settlement agreements to be implemented with two NUGs. The two NUGs have given up their right to sell their output to PSNH in exchange for lump-sum cash payments of approximately $40 million. The deferred buyout payments are included as part of PSNH's recoverable energy costs. During the Rate Agreement's fixed-rate period, all the savings from the buyout will be used to reduce PSNH's recoverable energy costs. At the end of the fixed-rate period, 50 percent of the savings will be used to reduce the recoverable energy costs, with the remainder reducing current rates. At December 31, 1994, PSNH's recoverable energy costs included fuel and purchase power deferrals ($154.9 million), the deferred buyout ($39.8 million), and the D&D assessments ($0.3 million).

For additional information, see Note 7B, "Commitments and Contingencies - Nuclear Performance."

<F1L>L. Deferred Costs-Nuclear Plants

The system's operating companies are phasing into rates the recoverable portions of their investments in Millstone 3 and Seabrook 1 and are deferring costs as part of these phase-in plans. All plans are in compliance with SFAS No. 92, Regulated Enterprises-Accounting for Phase-in Plans.

CL&P: As allowed by the DPUC, effective January 1, 1995, CL&P has placed into rate base its allowed investments in Millstone 3 and Seabrook 1 and is recovering deferrals and carrying charges on these units. As of December 31, 1994, $448.5 million of the deferred return, including carrying charges, has been recovered, and $101.6 million of the deferred return to date, plus carrying charges, remains to be recovered. Recovery will be completed by December 31, 1995 and August 31, 1996 for Millstone 3 and Seabrook 1, respectively.

NAEC: As prescribed by the Rate Agreement, NAEC is phasing in its investment in Seabrook 1. As of December 31, 1994, the portion of the investment on which NAEC is entitled to earn a cash return was 70 percent and will increase by 15 percent in each of the next two years beginning May 1, 1995. From the Acquisition Date through December 31, 1994, NAEC recorded $131.5 million of deferred return on the excluded portion of its investment in Seabrook 1, which has been recorded in "Regulatory assets" on the Consolidated Balance Sheets. The deferred return on the excluded portion of NAEC's investment in Seabrook 1 will be recovered with carrying charges beginning six months after the end of PSNH's fixed-rate period (which continues through May 1997) and will be fully recovered by May 2001.

<F1M>M. Demand-side Management (DSM)

CL&P's DSM costs are recovered in base rates through a Conservation Adjustment Mechanism (CAM). These costs are being recovered over periods ranging from four to eight years. On October 31, 1994, CL&P filed its 1995 CAM for 1995 DSM costs and programs. The filing proposes expenditures of $36.7 million with recovery over four years and a zero CAM rate.

<F1N>N. Spent Nuclear Fuel Disposal Costs

Under the Nuclear Waste Policy Act of 1982, CL&P, PSNH, WMECO, and NAEC must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983 are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment may be made anytime prior to the first delivery of spent fuel to the DOE, which may be as early as 1998. Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1994, fees due to the DOE for the disposal of prior-period fuel were approximately $174.9 million, including interest costs of $92.8 million. As of December 31, 1994, all fees had been collected through rates.

<F1O>O. Derivative Financial Instruments

The company utilizes interest-rate caps and fuel swaps to manage well-defined interest-rate and fuel-price risks. Premiums paid for purchased interest-rate-cap agreements are amortized to interest expense over the terms of the caps. Unamortized premiums are included in deferred charges. Amounts receivable under cap agreements are accrued as a reduction of interest expense. Amounts receivable or payable under fuel-swap agreements are recognized in income when realized. Any material unrealized gains or losses on fuel swaps or interest-rate caps will be deferred until realized. For further information on derivatives, see Note 8, "Derivative Financial Instruments."

<F2>2. LEASES

CL&P and WMECO have entered into the Niantic Bay Fuel Trust (NBFT) capital lease agreement to finance up to $530 million of nuclear fuel for Millstone 1 and 2 and their shares of the nuclear fuel for Millstone 3. CL&P and WMECO make quarterly lease payments for the cost of nuclear fuel consumed in the reactors (based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided) plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, ownership of the nuclear fuel transfers to CL&P and WMECO. The system companies have also entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options.

Capital lease rental payments charged to operating expense were $81,952,000 in 1994, $100,911,000 in 1993, and $81,376,000 in 1992. Interest included in capital lease rental payments was $14,881,000 in 1994, $16,525,000 in 1993, and $20,581,000 in 1992. Operating lease rental payments charged to operating expense were $20,118,000 in 1994, $22,630,000 in 1993, and $27,451,000 in 1992.

Substantially all of the capital lease rental payments were made pursuant to the nuclear fuel lease agreement. Future minimum lease payments under the nuclear fuel capital lease cannot be reasonably estimated on an annual basis due to variations in the usage of nuclear fuel. Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1994, are provided on the next page.
                                               Capital        Operating
Year                                            Leases          Leases
                                               --------       ---------
                                                (Thousands of Dollars)
1995. . . . . . . . . . . . .                  $  9,600        $ 23,300
1996. . . . . . . . . . . . .                     8,700          20,600
1997. . . . . . . . . . . . .                     8,000          18,000
1998. . . . . . . . . . . . .                     7,900          10,400
1999. . . . . . . . . . . . .                     7,500           7,900
After 1999. . . . . . . . . .                    49,400          36,500
                                               --------        --------
Future minimum lease
   payments . . . . . . . . .                    91,100        $116,700
                                                               ========
Less amount representing
   interest . . . . . . . . .                    44,800
                                               --------
Present value of future
   minimum lease payments
   for other than nuclear fuel                   46,300
Present value of future nuclear
   fuel lease payments. . . .                   192,800
                                               --------

           Total. . . . . . .                  $239,100
                                               ========


<F3>3. NUCLEAR DECOMMISSIONING

The company's 1992 decommissioning study concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the three Millstone units. A 1994 Seabrook decommissioning study, which is currently under review by the New Hampshire Decommissioning Finance Committee, also confirmed that complete and immediate dismantlement at retirement is the most viable and economic method of decommissioning Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, technology, and inflation.

The estimated cost of decommissioning Millstone 1 and 2, in year-end 1994 dollars, is $410.9 million and $330.0 million, respectively. The system's ownership share of the estimated cost of decommissioning Millstone 3 and Seabrook 1 (utilizing the currently approved decommissioning study), in year-end 1994 dollars, is $305.2 million and $152.8 million, respectively.
These estimated costs have been levelized and assume after-tax earnings on the Millstone and Seabrook decommissioning funds of 6.5 percent and 6.1 percent, respectively. Future escalation rates in decommissioning costs for the Millstone units and for Seabrook 1 are assumed. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Consolidated Statements Of Income. Nuclear decommissioning costs amounted to $33.5 million in 1994, $29.4 million in 1993, and $28.1 million in 1992. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Consolidated Balance Sheets. At December 31, 1994, the balance in the accumulated reserve for decommissioning amounted to $278.0 million. See "Nuclear Decommissioning" in the Management's Discussion And Analysis for a discussion of changes being considered by the FASB related to accounting for decommissioning costs.

CL&P and WMECO have established independent decommissioning trusts for their portions of the costs of decommissioning Millstone 1, 2, and 3. PSNH makes payments to an independent decommissioning trust for its portion of the costs of decommissioning Millstone 3. CL&P's and NAEC's portions of the cost of decommissioning Seabrook 1 are paid to an independent decommissioning financing fund managed by the state of New Hampshire.

As of December 31, 1994, CL&P, PSNH, and WMECO have collected, through rates, $173.4 million, $1.5 million, and $42.4 million, respectively, toward the future decommissioning costs of their share of the Millstone units, of which $179.7 million has been transferred to external decommissioning trusts. As of December 31, 1994, CL&P and NAEC (including pre-Acquisition Date payments made by PSNH) have paid approximately $1.2 million and $10.1 million, respectively, into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning trusts and financing fund increase the decommissioning trust balance and the accumulated reserve for decommissioning. Due to NU's adoption, effective January 1, 1994, of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, unrealized gains and losses associated with the decommissioning trusts also impact the balance of the trusts and the accumulated reserve for decommissioning.

Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement, would change decommissioning cost estimates. CL&P, PSNH, and WMECO attempt to recover sufficient amounts through their allowed rates to cover their expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of the system companies. Because allowances for decommissioning have increased significantly in recent years, customers in future years may need to increase their payments to offset the effects of any insufficient rate recoveries in previous years.

CL&P, PSNH, and WMECO, along with other New England utilities, have equity investments in the four Yankee companies. Each Yankee company owns a single nuclear generating unit. The system's ownership share of estimated costs, in year-end 1994 dollars, of decommissioning CY, MY, and VY are $177.4 million, $67.6 million, and $52.7 million, respectively. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of the cost of power by CL&P, PSNH, and WMECO.

YAEC has begun component removal activities related to the decommissioning of its nuclear facility. In June 1992, YAEC filed a rate filing to obtain FERC authorization to collect the closing and decommissioning costs and to recover the remaining investment in the YAEC nuclear power plant over the remaining period of the plant's Nuclear Regulatory Commission (NRC) operating license. The bulk of these costs has been agreed to by the YAEC joint owners and approved as a settlement by FERC. In October 1994, YAEC submitted a revised decommissioning cost estimate as part of its decommissioning plan with the NRC. Following the receipt of NRC approval, this estimate will be filed with the FERC. The revised estimate increased the system's ownership share of decommissioning YAEC's nuclear facility by approximately $36 million in January 1, 1994 dollars. At December 31, 1994, the estimated remaining costs, including decommissioning, amounted to $408.2 million, of which the system's share was approximately $157.1 million. Management expects that CL&P, PSNH, and WMECO will continue to be allowed to recover such FERC-approved costs from their customers. Accordingly, NU has recognized these costs as regulatory assets, with corresponding obligations, on its Consolidated Balance Sheets.

<F4>4. SHORT-TERM DEBT

The system companies have various revolving credit lines, totaling $485 million. NU, CL&P, WMECO, Holyoke Water Power Company (HWP), Northeast Nuclear Energy Company (NNECO), and The Rocky River Realty Company (RRR) have established a revolving-credit facility with a group of 16 banks. Under this facility, the participating companies may borrow up to an aggregate of $360 million. Individual borrowing limits as of January 1, 1995 were $150 million for NU, $325 million for CL&P, $60 million for WMECO, $5 million for HWP, $50 million for NNECO, and $22 million for RRR. The system companies may borrow funds on a short-term revolving basis, using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby-loan rates are based upon several alternative variable rates. The system companies are obligated to pay a facility fee of 0.20 percent per annum of each bank's total commitment under the three-year portion of the facility, representing 75 percent of the total facility, plus 0.135 percent per annum of each bank's total commitment under the 364-day portion of the facility, representing 25 percent of the total facility. At December 31, 1994 and 1993, there were $30.0 million and $22.5 million in borrowings, respectively, under the facility.

PSNH has credit lines totaling $125 million available through a revolving-credit agreement with a group of 19 banks. PSNH may borrow funds on a short-term revolving basis using either fixed-rate or standby loans. Fixed rates are set using competitive bidding. Standby-loan rates are based upon several alternative variable rates. PSNH is obligated to pay a facility fee of 0.25 percent per annum on the total commitment. At December 31, 1994 and 1993, there were no borrowings under the agreement.

The weighted average interest rates on notes payable to banks and commercial paper outstanding on December 31, 1994 were 6.2 percent and 6.4 percent, respectively. The weighted average interest rate on notes payable to banks outstanding on December 31, 1993 was 3.3 percent. Maturities of the short-term debt obligations were for periods of three months or less.

The amount of short-term borrowings that may be incurred by the system companies is subject to periodic approval by the SEC under the 1935 Act. In addition, the charters of CL&P and WMECO contain provisions restricting the amount of short-term borrowings. Under the SEC and/or charter restrictions, NU, CL&P, PSNH, WMECO, and NAEC were authorized, as of January 1, 1995, to incur short-term borrowings up to a maximum of $150 million, $325 million, $175 million, $60 million, and $50 million, respectively.

5. EMPLOYEE BENEFITS
<F5A>A. Pension Benefits

The system's subsidiaries participate in a uniform noncontributory-defined benefit retirement plan covering all regular system employees. Benefits are based on years of service and employees' highest eligible compensation during five consecutive years of employment. Total pension cost, part of which was charged to utility plant, approximated $7.7 million in 1994, $29.2 million in 1993, and $9.7 million in 1992. Pension costs for 1994 and 1993 included approximately $9.2 million and $27.7 million, respectively, related to work force-reduction programs.

Currently, the subsidiaries fund annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

The components of net pension cost are:
----------------------------------------------------------------------
For the Years Ended December 31,        1994       1993       1992
----------------------------------------------------------------------
                                          (Thousands of Dollars)
Service cost . . . . . . . .          $ 39,317   $ 59,068   $ 32,662
Interest cost. . . . . . . .            84,284     81,456     78,092
Return on plan assets. . . .             2,268   (176,798)   (83,371)
Net amortization . . . . . .          (118,188)    65,447    (17,702)
                                      ---------  ---------  ---------
Net pension cost.. . . . . .          $  7,681   $ 29,173   $  9,681
                                      =========  =========  =========

For calculating pension cost, the following assumptions were used:

----------------------------------------------------------------------
For the Years Ended December 31,         1994       1993       1992
----------------------------------------------------------------------

Discount rate . . . . . . . . . .        7.75%      8.00%      8.41%
Expected long-term rate
   of return. . . . . . . . . . .        8.50       8.50       9.00
Compensation/progression
   rate . . . . . . . . . . . . .        4.75       5.00       6.56


The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:
----------------------------------------------------------------------
At December 31,                              1994           1993
----------------------------------------------------------------------
                                            (Thousands of Dollars)
Accumulated benefit obligation,
    including vested benefits at
    December 31,1994 and 1993
    of $815,646,000 and
    $817,421,000, respectively ..        $  893,653       $  898,788
                                         ==========       ==========

Projected benefit obligation. . . .      $1,112,993       $1,141,271
Market value of plan assets . . . .       1,266,239        1,340,249
                                         ----------       ----------
Market value in excess of projected
    benefit obligation. . . . . . .         153,246          198,978
Unrecognized transition amount. . .         (15,191)         (16,735)
Unrecognized prior service costs. .          10,373           10,287
Unrecognized net gain . . . . . . .        (238,622)        (275,043)
                                         ----------       ----------
Accrued pension liability. . . .         $  (90,194)      $  (82,513)
                                         ==========       ==========


The following actuarial assumptions were used in calculating the plan's year-end funded status:
----------------------------------------------------------------------
At December 31,                                  1994        1993
----------------------------------------------------------------------

Discount rate . . . . . . . . . . .              8.25%       7.75%
Compensation/progression rate . . .              5.00        4.75

<F5B>B. Postretirement Benefits Other Than Pensions

The system's subsidiaries provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees leaving the system who are otherwise eligible to retire and have met specified service requirements. Effective January 1, 1993, the system adopted SFAS 106, Employer's Accounting for Postretirement Benefits Other Than Pensions on a prospective basis. Total health care and life insurance costs, part of which were deferred or charged to utility plant, approximated $47.6 million in 1994, $50.1 million in 1993, and $15.6 million in 1992.

On January 1, 1993, the accumulated postretirement benefit obligation represented the system's transition obligation upon the adoption of SFAS 106. As allowed by SFAS 106, the system is amortizing its transition obligation of approximately $306 million over a 20-year period. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care costs. The SFAS 106 obligation has been calculated based on this assumption.

Certain subsidiaries of NU are funding SFAS 106 postretirement costs through external trusts. The subsidiaries are funding annually amounts that have been rate recovered and which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

The following table represents the plan's funded status
reconciled to the Consolidated Balance Sheets:
----------------------------------------------------------------------
At December 31,                                   1994        1993
----------------------------------------------------------------------
                                             (Thousands of Dollars)
Accumulated postretirement
  benefit obligation of:
    Retirees. . . . . . . . . . . . .        $  251,448   $  242,889
    Fully eligible active employees                 416          540
    Active employees not eligible
      to retire. . . . . . . . . . . .           69,556       67,955
                                             ----------   ----------
Total accumulated postretirement
  benefit obligation . . . . . . . . .          321,420      311,384
Market value of plan assets. . . . . .           26,406       12,642
                                             ----------   ----------
Accumulated postretirement benefit
  obligation in excess of
  plan assets. . . . . . . . . . . . .         (295,014)    (298,742)
Unrecognized transition
  amount. . . . . . . . . . . . . . .           272,417      287,551
Unrecognized net gain . . . . . . . .            (4,772)      (5,150)
                                             ----------   ----------
Accrued postretirement
  benefit liability . . . . . . . . .          $(27,369)  $  (16,341)
                                             ==========   ==========


The components of health care and life insurance costs are:
----------------------------------------------------------------------
For the Years Ended December 31,                1994        1993
----------------------------------------------------------------------
                                             (Thousands of Dollars)

Service cost . . . . . . . . . . . .          $ 7,418      $ 9,175
Interest cost. . . . . . . . . . . .           25,319       25,330
Return on plan assets. . . . . . . .              236         (220)
Net amortization . . . . . . . . . .           14,581       15,855
                                              -------      -------
Net health care and life
  insurance costs. . . . . . . . . .          $47,554      $50,140
                                              =======      =======

The following actuarial assumptions were used in calculating the plan's year-end funded status:
----------------------------------------------------------------------
At December 31,                                  1994      1993
----------------------------------------------------------------------

Discount rate . . . . . . . . . . . . . .        8.00%     7.75%
Long-term rate of return-health assets,
  net of tax. . . . . . . . . . . . . . .        5.00      5.00
Long-term rate of return-life assets. . .        8.50      8.50
Health care cost trend rate  (a). . . . .       10.20     11.10

  (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 5.4 percent by 2002.


The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $17.2 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $1.7 million. The trust holding the plan assets is subject to federal income taxes at a 35-percent tax rate.

PSNH and WMECO are currently recovering SFAS 106 costs, including previously deferred costs. CL&P has received regulatory approval to defer SFAS 106 costs in excess of costs incurred on a pay-as-you-go basis. Deferral of such costs is permitted since it is expected that the period of recovery of deferred costs will be within the time frame established by the applicable accounting requirements.

<F5C>C. 401(k) Savings Plan

The company also maintains a 401(k) Savings Plan for substantially all employees. This savings plan provides for employee contributions up to specified limits. The company's savings plan provides up to 3 percent of matching contributions. The matching contributions for the company for 1994, 1993, and 1992 were $12.1 million, $12.2 million, and $8.6 million,respectively. For further information on the 401(k) Savings Plan, see Note 6, "Employee Stock Ownership Plan."


<F6>6. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

NU maintains an ESOP for purposes of allocating shares to employees participating in the system's 401(k) plan. Under this arrangement, NU issued in 1991 and 1992 a total of $250 million principal amount of unsecured and amortizing notes, the proceeds of which were lent to the ESOP trust for purchase of approximately 10.8 million newly issued NU common shares from the company.
NU makes principal and interest payments on the ESOP notes at the same rate that ESOP shares are allocated to employees.

In 1994 and 1993, the ESOP trust issued approximately 664,000 and 530,000, respectively, of NU common shares, with costs of approximately $15.5 million and $14.0 million, respectively, to the 401(k) plan. As of December 31, 1994 and 1993, the total allocated ESOP shares were 1,547,219 and 899,284, respectively, and total unallocated ESOP shares were 9,215,904 and 9,880,189, respectively. The fair market value of unallocated ESOP shares as of December 31, 1994 and 1993 was approximately $199.3 million and $234.7 million, respectively.

During 1994, the ESOP trust used approximately $23.3 million in dividends paid on NU common shares and $13.1 million in contributions from NU to meet principal and interest payments on ESOP notes. During the 12-month periods ending December 31, 1994 and 1993, the ESOP trust incurred approximately $20.0 million and $20.9 million, respectively, in interest expense.

NU adopted the American Institute of Certified Public Accountant's Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans
(SOP 93-6) in 1993. This new standard requires: (1) offsetting of ESOP tax benefits against income tax expense, (2) charging allocated ESOP dividends directly to retained earnings, (3) exclusion of unallocated ESOP dividends for financial reporting purposes, and (4) exclusion of unallocated ESOP shares from earnings-per-common share (EPS) calculations. The adoption of SOP 93-6 did not have a material impact on 1993 EPS; however, 1993 earnings for common shares decreased by approximately $19.9 million. Had the provisions of SOP 93-6 been applied to 1992 results of operations, the impact on EPS would not have been material; however, earnings for common shares would have decreased by $16.0 million.

7. COMMITMENTS AND CONTINGENCIES

<F7A>A. Construction Program

The construction program is subject to periodic review and revision. Actual construction expenditures may vary from estimates due to factors such as revised load estimates, inflation, revised nuclear safety regulations, delays, difficulties in the licensing process, the availability and cost of capital, and the granting of timely and adequate rate relief by regulatory commissions, as well as actions by other regulatory bodies.

The system companies currently forecast construction expenditures (including the allowance for funds used during construction) of approximately $1.2 billion for the years 1995-1999, including $253.7 million for 1995. In addition, the system companies estimate that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be $366.7 million for the years 1995-1999, including $67.9 million for 1995. See Note 2, "Leases," for additional information about the financing of nuclear fuel.

<F7B>B. Nuclear Performance

Outages that occurred over the period October 1990 through February 1992 at the Millstone nuclear units have been the subject of five ongoing prudence reviews in Connecticut. CL&P has received final decisions on each of the reviews. The Office of Consumer Counsel (OCC) appealed decisions favorable to the company in two dockets. For the one appeal decided, which related to a procedural issue, the OCC prevailed and the case has been remanded to the DPUC for further proceedings. The exposure under these two dockets is approximately $66 million. The DPUC has suspended a third docket, pending the outcome of one of the appeals. The exposure under this remaining docket is $26 million. Management believes that its actions with respect to these outages have been prudent, and it does not expect the outcome of the appeals to result in material disallowances.

In October 1994, Millstone 2 began a planned refueling and maintenance outage that was originally scheduled for 63 days. The outage has encountered several unexpected difficulties which have lengthened the duration of the outage. The magnitude of the schedule impact is currently under review, but the unit is not expected to return to service before April 1995. CL&P and WMECO expect that replacement power costs in the range of $7 million and $1 million per month, respectively, will be attributable to the extension of the outage. Recovery of the costs related to this outage is subject to scrutiny by the DPUC and the Massachusetts Department of Public Utilities (DPU).

<F7C>C. PSNH Rate Agreement

The Rate Agreement provided the financial basis for PSNH's Plan of Reorganization (the Plan). The Rate Agreement calls for seven successive 5.5 percent annual increases in PSNH's base rates for its charges to retail customers (the Fixed-Rate Period). The first increase was put into effect on January 1, 1990 and the remaining two increases are scheduled to be put into effect annually beginning on June 1, 1995. As discussed in Note 1K, "Summary of Significant Accounting Policies-Recoverable Energy Costs-PSNH," the FPPAC protects PSNH from changes in fuel and purchased power costs. Although the Rate Agreement provides an unusually high degree of certainty as to PSNH's retail rates for the next two years, it also entails a risk when sales are lower than anticipated or if PSNH should experience unexpected increases in its costs other than those for fuel and purchased power, since PSNH has agreed that it will not seek additional rate relief during the Fixed-Rate Period, except in limited circumstances. However, in order to provide protection from significant variations from the costs assumed in base rates over the Fixed-Rate Period, the Rate Agreement establishes a return on equity (ROE) collar to prevent PSNH from earning a ROE in excess of an upper limit or below a lower limit. To date, PSNH's ROE has been within the limits of the ROE collar.


<F7D>D. Environmental Matters

The system is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. The system has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.


Changing environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations, and other facilities. The cumulative long-term, economic cost impact of increasingly stringent environmental requirements cannot accurately be estimated. Changing environmental requirements could also require extensive and costly modifications to the system's existing generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, the system may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation, and disposal of by-products and wastes. The system may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities.

The system has recorded a liability for what it believes, based upon information currently available, are its estimated environmental remediation costs for waste disposal sites for which the system's subsidiaries expect to bear legal liability. In most cases, the extent of additional future environmental cleanup costs is not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation, and the possible effects of technological changes. At December 31, 1994, the liability recorded by the system for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $11 million. However, in the event that it becomes necessary to effect environmental remedies that are currently not considered probable, it is reasonably possible that the upper limit of the system's environmental liability range could increase to approximately $16 million.

The system cannot estimate the potential liability for future claims that may be brought against it. However, considering known facts, existing laws, and regulatory practices, management does not believe the matters disclosed above will have a material effect on the system's financial position or future results of operations.

<F7E>E. Nuclear Insurance Contingencies

The Price-Anderson Act currently limits public liability from a single incident at a nuclear power plant to $8.9 billion. The first $200 million of liability would be provided by purchasing the maximum amount of commercially available insurance. Additional coverage of up to a total of $8.3 billion would be provided by an assessment of $75.5 million per incident, levied on each of the 110 nuclear units that are currently subject to the Secondary Financial Protection Program in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. In addition, if the sum of all public liability claims and legal costs arising from any nuclear incident exceeds the maximum amount of financial protection, each reactor operator can be assessed an additional 5 percent, up to $3.8 million, or $415.3 million in total, for all 110 nuclear units. The maximum assessment is to be adjusted at least every five years to reflect inflationary changes. Based on the ownership interests in Millstone 1, 2, and 3 and in Seabrook 1, the system's maximum liability would be $244.2 million per incident. In addition, through power purchase contracts with the three operating Yankee regional nuclear generating companies, the system would be responsible for up to an additional $67.4 million per incident. Payments for the system's ownership interest in nuclear generating facilities would be limited to a maximum of $39.3 million per incident per year.

Effective January 1, 1995, insurance was purchased from Nuclear Mutual Limited (NML) to cover the primary cost of repair, replacement, or decontamination of utility property resulting from insured occurrences with respect to the system's ownership interest in Millstone 1, 2, and 3 and in CY. All companies insured with NML are subject to retroactive assessments if losses exceed the accumulated funds available to NML. The maximum potential assessment against the system with respect to losses arising during the current policy year is approximately $16.6 million under the NML primary property insurance program.

Insurance has been purchased from Nuclear Electric Insurance Limited (NEIL) to cover: (1) certain extra costs incurred in obtaining replacement power during prolonged accidental outages with respect to the system's ownership interests in Millstone 1, 2, and 3, Seabrook 1, and CY, and PSNH's Seabrook Power Contract with NAEC; and (2) the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences with respect to the system's ownership interests in Millstone 1, 2, and 3, Seabrook 1, CY, MY, and VY. All companies insured with NEIL are subject to retroactive assessments if losses exceed the accumulated funds available to NEIL. The maximum potential assessments against the system with respect to losses arising during current policy years are approximately $10.8 million under the replacement power policies and $51.7 million under the excess property damage, decontamination, and decommissioning policies. Although the system has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.

Insurance has been purchased from American Nuclear Insurers/Mutual Atomic Energy Liability Underwriters, aggregating $200 million on an industry basis for coverage of worker claims. All participating reactor operators insured under this coverage are subject to retrospective assessments of $3.1 million per reactor. The maximum potential assessments against the system with respect to losses arising during the current policy period are approximately $13.3 million.

<F7F>F. Purchased Power Arrangements

CL&P, PSNH, and WMECO purchase approximately 10 percent of their electricity requirements pursuant to long-term contracts with the Yankee companies. Under the terms of their agreements, the companies pay their ownership shares (or entitlement shares) of generating costs, which include depreciation, operation and maintenance expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs are recorded as purchased power expense and recovered through the companies' rates. The total cost of purchases under these contracts for the units that are operating amounted to $154.3 million in 1994, $169.0 million in 1993, and $145.4 million in 1992.
See Note 1D, "Summary of Significant Accounting Policies-Investments and Jointly Owned Electric Utility Plant," and Note 3, "Nuclear Decommissioning," for more information on the Yankee companies.

CL&P, PSNH, and WMECO have entered into various arrangements for the purchase of capacity and energy from nonutility generators. Some of these arrangements have terms from 10 to 30 years and require the companies to purchase the energy at specified prices or formula rates. For the 12 months ended December 31, 1994, approximately 14 percent of system electricity requirements was met by nonutility generators. The total cost of purchases under these arrangements amounted to $435.0 million in 1994, $426.8 million in 1993, and $323.8 million in 1992. These costs are eventually recovered through the companies' rates. For additional information, see Note 1K, "Summary of Significant Accounting Policies-Recoverable Energy Costs-PSNH."

PSNH entered into a buy-back agreement to purchase the capacity and energy of the New Hampshire Electric Cooperative, Inc.'s (NHEC) Seabrook share and to pay all of NHEC's Seabrook costs for a ten-year period, which began July 1, 1990. The total cost of purchases under this agreement was $15.7 million in 1994, $14.4 million in 1993, and $13.8 million in 1992. Part of these costs is collected currently though the FPPAC and part is deferred for future collection in accordance with the Rate Agreement. In connection with the agreement, NHEC agreed to continue as a firm-requirements customer of PSNH for 15 years.

The estimated annual costs of the system's significant purchase power arrangements are as follows:
----------------------------------------------------------------------
                          1995     1996      1997      1998      1999
----------------------------------------------------------------------

                                 (Millions of Dollars)

Yankee
Companies  . . . . . .   $168.5   $177.1    $158.4    $188.0    $180.5
Nonutility
Generators . . . . . .   $447.1    468.4     478.9     489.3     493.1

NHEC . . . . . . . . .   $ 16.5     16.5      25.1      33.2      32.8



<F7G>G. Hydro-Quebec

Along with other New England utilities, CL&P, PSNH, WMECO, and HWP entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. CL&P, PSNH, WMECO, and HWP, in the aggregate, are obligated to pay, over a 30-year period, their proportionate shares of the annual operation, maintenance, and capital costs of these facilities, which are currently forecast to be $171.9 million for the years 1995-1999, including $38.4 million for 1995.

<F8>8. DERIVATIVE FINANCIAL INSTRUMENTS

The company utilizes derivative financial instruments to manage well-defined interest-rate and fuel-price risks. The company does not use them for trading purposes.

Interest-Rate-Cap Contracts: CL&P, PSNH, and WMECO have entered into interest-rate-cap contracts with financial institutions in order to reduce a portion of the interest-rate risk associated with certain variable-rate tax-exempt pollution control revenue bonds, as well as a portion of the PSNH Variable-Rate Term Loan. During 1994, there were five outstanding contracts held by CL&P, PSNH, and WMECO covering $617 million of variable-rate debt, with terms ranging from one to three years. Two of the five contracts expired in 1994. The contracts entitle CL&P, PSNH, and WMECO to receive from counterparties the amounts, if any, by which the interest payments on a portion of its variable-rate tax-exempt pollution control revenue bonds exceed the J.J. Kenny High Grade Index, and the PSNH Variable-Rate Term Loan exceed the three-month LIBOR rate. These contracts are settled on a quarterly basis. As of December 31, 1994, CL&P, PSNH, and WMECO had a total of $467 million in caps with maturities of one year, with a positive mark-to-market position of approximately $5.0 million.

Fuel Swaps: CL&P also uses fuel-swap agreements with financial institutions to hedge against fuel-price risk created by long-term negotiated energy contracts. These fuel swaps minimize exposure associated with rising fuel prices and effectively fix CL&P's cost of fuel for these negotiated energy contracts. Under the swap agreements, CL&P exchanges monthly payments based on the differential between a fixed and variable price for the associated fuel. As of December 31, 1994, CL&P had five outstanding agreements with a total notional value of approximately $126 million, and a positive mark-to-market position of approximately $3.1 million. These swap agreements have been made with various financial institutions, each of which are rated "A" or better by Standard & Poor's rating group.

The system companies are exposed to credit risk on both the interest-rate caps and fuel swaps if the counterparties fail to perform their obligations. However, the system companies anticipate that the counterparties will be able to fully satisfy their obligations under the contracts.

<F9>9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Cash and nuclear decommissioning trusts: The carrying amounts approximate fair value.

SFAS 115 requires investments in debt and equity securities to be presented at fair value and was adopted by the company on a prospective basis as of January 1, 1994. As a result of the adoption of SFAS 115, the investments held in the company's nuclear decommissioning trusts decreased by approximately $5.5 million as of December 31, 1994, with a corresponding offset to the accumulated provision for depreciation. The $5.5 million decrease represents cumulative gross unrealized holding gains of $1.9 million, offset by cumulative gross unrealized holding losses of $7.4 million. There was no change in funding requirements of the trusts nor any impact on earnings as a result of the adoption of SFAS 115.

Preferred stock and long-term debt: The fair value of the system's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value.

The carrying amounts of the system's financial instruments and the estimated fair values are as follows:
----------------------------------------------------------------------
                                       Carrying          Fair
At December 31, 1994                    Amount           Value
----------------------------------------------------------------------
                                          (Thousands of Dollars)
Preferred stock not subject to
   mandatory redemption. . . . . .     $ 234,700      $ 179,875
Preferred stock subject to
   mandatory redemption. . . . . .       379,675        370,250
Long-term debt -
   First Mortgage Bonds. . . . . .     2,291,550      2,151,744
   Other long-term debt. . . . . .     1,830,400      1,811,627

----------------------------------------------------------------------
                                        Carrying           Fair
At December 31, 1993                     Amount            Value
----------------------------------------------------------------------
                                         (Thousands of Dollars)
Preferred stock not subject to
   mandatory redemption  . . . . .     $ 239,700        $ 202,826
Preferred stock subject to
   mandatory redemption  . . . . .       382,000          407,990
Long-term debt -
   First Mortgage Bonds  . . . . .     2,537,719        2,632,983
   Other long-term debt  . . . . .     1,935,271        2,055,433


The fair values shown above have been reported to meet disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.


NORTHEAST UTILITIES AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                      QUARTER ENDED
1994                                March 31      June 30    September 30  December 31
                                    --------      -------    ------------  -----------
                                       (Thousands of Dollars, except per share data)
Operating Revenues ..............   $966,174      $854,627      $923,708     $898,233
                                    ========      ========      ========     ========
Operating Income.................   $159,559      $123,688      $135,882     $129,103
                                    ========      ========      ========     ========
Net Income ......................   $ 95,888      $ 61,145      $ 65,029     $ 64,812
                                    ========      ========      ========     ========
Earnings Per Common Share........   $   0.77      $   0.49      $   0.52     $   0.52
                                    ========      ========      ========     ========
1993

Operating Revenues ..............   $958,192      $853,769      $915,239     $901,893
                                    ========      ========      ========     ========
Operating Income.................   $129,745      $ 94,059      $l07,772     $139,275
                                    ========      ========      ========     ========
Net Income.......................   $112,447      $ 14,759      $ 46,421     $ 76,326
                                    ========      ========      ========     ========
Earnings Per Common Share .......   $   0.91      $   0.12      $   0.37     $   0.62
                                    ========      ========      ========     ========


















NORTHEAST UTILITIES AND SUBSIDIARIES

CONSOLIDATED GENERAL OPERATING STATISTICS
                                       1994       1993  1992<F1>(a)    1991     1990
                                       ----       ----  -----------    ----     ----
System Capability-MW (b)<F2>...      8,494.8    7,795.3   7,823.2     5,916.2  5,909.6
System Peak Demand-MW..........      6,338.5    6,191.0   5,781.0     4,999.8  4,753.9
Nuclear Capacity-MW(b)<F2>.....      3,272.6    3,110.0   2,981.1     2,380.0  2,459.5
Nuclear Capacity
  Factor(c)<F3>................         67.5       80.8      63.7        50.6     69.4
Nuclear Contribution to Total
  Energy Requirements (%) (b)<F2>       54.0       62.1      48.5        43.5     57.5

<F1>(a) Effective with the June 5, 1992 acquisition of PSNH, the consolidated financial and statistical information of NU includes, on a prospective basis, the operations of PSNH and
        NAEC.
<F2>(b) Includes the system's entitlements in regional nuclear generating companies, net of capacity sales and purchases.
<F3>(c) Represents the average capacity factor for the nuclear units operated by the NU system.





NORTHEAST UTILITIES AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA


                                             1994         1993     1992<F1>(a)       1991
                                             ----         ----     ------------      ----
                                      (Thousands of Dollars, except percentages and share data)
BALANCE SHEET DATA:
Net Utility Plant-
 Continuing Operations ...............  $ 6,603,447   $ 6,669,661   $ 6,719,652 $  5,257,567
 Discontinued Gas Plant...............        --            --           --           --
Total Assets .........................   10,584,880    10,668,164     9,724,340    6,781,746
Total Capitalization <F2>(b)..........    7,035,989     7,309,898     7,421,592    5,138,426
Obligations Under Capital Leases <F2>(b)    239,121       243,760       266,100      279,729


INCOME DATA:
Continuing Operations:
 Operating Revenues...................  $ 3,642,742   $ 3,629,093   $ 3,216,874 $  2,753,803
 Net Income.......................<F3>      286,874       249,953(c)    256,054      236,709
 Earnings per Common Share........<F3>        $2.30         $2.02(c)      $2.02        $2.12
Discontinued Gas Operations:
 Operating Revenues...................  $      --     $     --      $      --   $      --
 Net Income...........................         --           --             --          --
 Earnings per Common Share ...........  $      --     $     --      $      --   $      --
COMMON SHARE DATA:
 Earnings per Share...............<F3>        $2.30         $2.02(c)      $2.02        $2.12
 Dividends per Share .................        $1.76         $1.76         $1.76        $1.76
 Payout Ratio (%).....................         76.5          87.1          87.1         83.0
 Number of Shares
  Outstanding--Average............<F4>  124,678,192   123,947,631(d)130,403,488  111,453,550
 Market Price--High...................      $25 3/4       $28 7/8       $26 3/4      $24 3/8
 Market Price--Low....................      $20 3/8       $22           $22 1/2      $19
 Market Price--Closing Price
   (end of year) .....................      $21 5/8       $23 3/4       $26 l/2      $23 5/8
 Book Value per Share(end of year)....      $18.47        $17.89        $16.24       $15.73
 Rate of Return Earned on Average
   Common Equity (%) .................       12.7          11.4          12.7         13.0
 Dividend Yield (end of year) (%) ....        8.1           7.4           6.6          7.4
 Market-to-Book Ratio (end of year)...        1.2           1.3           1.6          1.5
 Price-Earnings Ratio (end of year)...        9.4          11.8          13.1         11.1
 CAPITALIZATION: <F2> (b)
  Common Shareholders' Equity.........  $ 2,309,086     2,224,088    $ 2,173,977 $ 1,876,074
  Preferred Stock Not Subject
    to Mandatory Redemption...........      234,700       239,700        304,696     394,695
  Preferred Stock Subject to
    Mandatory Redemption .............      379,675       382,000        353,500     170,394
  Long-Term Debt......................    4,112,528     4,464,110      4,589,419   2,697,263
                                        -----------    ----------    ----------- -----------
  Total Capitalization ...............  $ 7,035,989    $7,309,898    $ 7,421,592 $ 5,138,426
                                        ===========    ==========    =========== ===========

<F1>(a) Effective with the June 5, 1992 acquisition of PSNH, the consolidated financial and statistical information of NU includes, on a prospective basis, the operations of PSNH and
        NAEC.
<F2>(b) Includes portions due within one year.
<F3>(c) Includes the cumulative effect of change in accounting for municipal property tax expense, which increased earnings for common shares and earnings per common share by $51.7 million and
        $0.42, respectively.
<F4>(d) Decrease in the number of shares results from a change in accounting for Employee Stock
        Ownership Plan shares.


                                           1990         1989         1988         1987
                                           ----         ----         ----         ----

                                     (Thousands of Dollars, except percentages and share data)
BALANCE SHEET DATA:
Net Utility Plant--
 Continuing Operations................ $ 5,265,168  $ 5,237,805  $  5,267,629  $  5,229,242
 Discontinued Gas Plant ..............      --            --          254,587       237,903
 Total Assets ........................   6,601,371    6,523,202     6,764,608     6,663,794
Total Capitalization <F2>(b)..........   4,965,859    4,954,083     5,123,504     4,956,080
Obligations Under Capital Leases <F2>(b)   319,548      341,246       410,352       432,714

INCOME DATA:
Continuing Operations:
 Operating Revenues................... $  2,616,319 $ 2,473,571  $  2,268,607  $  2,038,554
 Net Income...........................      211,007     203,225       224,844       214,529
 Earnings per Common Share............        $1.94       $1.87         $2.07         $1.97
Discontinued Gas Operations:
 Operating Revenues................... $       --   $   124,229  $    200,243  $    202,816
 Net Income...........................         --         5,858         9,078        14,616
 Earnings per Common Share ........... $       --         $0.05         $0.08         $0.14

COMMON SHARE DATA:
 Earnings per Share...................        $1.94       $1.92         $2.15         $2.11
 Dividends per Share .................        $1.76       $1.76         $1.76         $1.76
 Payout Ratio (%).....................         90.7        91.7          81.9          83.4
 Number of Shares
  Outstanding--Average................  109,003,818 108,669,106   108,669,106   108,669,106
 Market Price--High...................      $22 5/8         $23       $23 1/8           $28
 Market Price--Low....................      $17 7/8     $18 1/2       $18 1/4           $18
 Market Price--Closing Price
   (end of year) .....................      $20         $22 1/2       $19 7/8       $20 1/4
 Book Value per Share(end of year)....      $16.34      $16.13        $16.90        $16.53
 Rate of Return Earned on Average
   Common Equity (%) .................        12.0       11.8          13.0          12.8
 Dividend Yield (end of year) (%) ....         8.8        7.8           8.9           8.7
 Market-to-Book Ratio (end of year)...         1.2        1.4           1.2           1.2
 Price-Earnings Ratio (end of year)...        10.3       11.7           9.2           9.6

 CAPITALIZATION:  <F2>(b)
  Common Shareholders' Equity.........  $ 1,790,758 $ 1,752,395  $  1,837,034  $  1,796,293
  Preferred Stock Not Subject
    to Mandatory Redemption...........      394,695     394,695       344,695       291,195
  Preferred Stock Subject to
    Mandatory Redemption .............      176,892     181,892       111,832       205,832
  Long-Term Debt......................    2,603,514   2,625,101     2,829,943     2,662,760
                                        ----------- -----------  ------------  ------------
  Total Capitalization ...............  $ 4,965,859 $ 4,954,083  $  5,123,504  $  4,956,080
                                        =========== ===========  ============  ============


                                            1986          1985
                                            ----          ----
                          (Thousands of Dollars, except percentages and share data)

BALANCE SHEET DATA:
Net Utility Plant--
 Continuing Operations................  $ 5,120,812   $ 5,204,687
 Discontinued Gas Plant ..............      224,581       214,115
Total Assets .........................    6,299,755     6,147,720
Total Capitalization .................    4,743,914     4,681,995
Obligations Under Capital Leases<F2>(b)     441,183       440,587

INCOME DATA:
Continuing Operations:
 Operating Revenues...................  $  2,006,842  $ 1,969,225
 Net Income...........................       171,234      277,768
 Earnings per Common Share............         $1.58        $2.62
Discontinued Gas Operations:
 Operating Revenues...................  $    203,814  $   220,010
 Net Income...........................        10,705       10,773
 Earnings per Common Share ...........         $0.10        $0.10

COMMON SHARE DATA:
 Earnings per Share...................         $1.68        $2.72
 Dividends per Share .................         $1.68        $1.58
 Payout Ratio (%).....................         100.0         58.1
 Number of Shares
  Outstanding--Average...............    108,352,517  106,221,131
 Market Price--High..................        $28 1/4      $18 3/4
 Market Price--Low....................       $17 3/8      $13 3/4
 Market Price--Closing Price
   (end of year) .....................       $24 1/4      $17 3/4
 Book Value per Share(end of year)....       $16.24       $16.21
 Rate of Return Earned on Average
   Common Equity (%) .................        10.4          17.4
 Dividend Yield (end of year) (%) ....         6.9           8.9
 Market-to-Book Ratio (end of year)...         1.5           1.1
 Price-Earnings Ratio (end of year)...        14.4           6.5

CAPITALIZATION: <F2>(b)
  Common Shareholders' Equity.........  $  1,765,090 $  1,738,871
  Preferred Stock Not Subject
    to Mandatory Redemption...........       291,195      291,195
  Preferred Stock Subject to
    Mandatory Redemption .............       166,832      185,833
  Long-Term Debt......................     2,520,797    2,466,096
                                        ------------  -----------
  Total Capitalization ...............  $  4,743,914  $ 4,681,995
                                        ============  ===========

       CONSOLIDATED ELECTRIC OPERATING STATISTICS

                                               1994          1993      1992<F1>(a)     1991
                                               ----          ----      -----------     ----
SOURCE OF ELECTRIC ENERGY:
 (kWh-millions) <F2>(b)
 Nuclear--Steam........................        19,444       22,965       15,520      11,062
 Fossil--Steam.........................         8,292        7,676        6,784       6,179
 Hydro--Conventional...................         1,239        1,140        1,076         994
 Hydro--Pumped Storage.................         1,195        1,269        1,221       1,173
 Internal Combustion...................            13            8            9          25
 Energy Used for Pumping ..............        (1,629)      (1,749)      (1,671)     (1,605)
                                               ------       ------       ------      ------
    Net Generation.....................        28,554       31,309       22,939      17,828

 Purchased and Net Interchange.........        14,027       10,499       14,165      13,430
 Company Use and Unaccounted for ......        (2,422)      (2,591)      (2,028)     (1,958)
                                               ------       ------       ------      ------
    Net Energy Sold....................        40,159       39,217       35,076      29,300
                                               ======       ======       ======      ======

REVENUE: (thousands)
 Residential...........................    $1,437,764   $1,385,818   $1,213,140  $  995,098
 Commercial........................<F3>     1,174,658(c) 1,043,125      943,832     828,117
 Industrial........................<F3>       560,086(c)   649,876      554,587     419,003
 Other Utilities ......................       330,511      383,129      346,791     366,231
 Streetlighting and Railroads..........        45,579       45,480       43,296      38,656
 Miscellaneous.........................        36,134       60,008       59,465      49,539
                                           ----------   ----------   ----------  ----------
     Total Electric ...................     3,584,732    3,567,436    3,161,111   2,696,644
     Other.............................        58,010       61,657       55,763      57,159
                                           ----------   ----------   ----------  ----------
     Total.............................    $3,642,742   $3,629,093   $3,216,874  $2,753,803
                                           ==========   ==========   ==========  ==========
SALES: (kWh-millions)
 Residential..........................         12,322       11,988       10,839       9,518
 Commercial.......................<F3>         11,666(c)    10,304        9,608       8,900
 Industrial.......................<F3>          6,738(c)     7,572        6,593       5,208
 Other Utilities .....................          9,121        9,046        7,733       5,388
 Streetlighting and Railroads.........            312          307          303         286
                                               ------       ------       ------      ------
     Total............................         40,159       39,217       35,076      29,300
                                               ======       ======       ======      ======
 CUSTOMERS: (average)
  Residential.........................      1,513,987    1,503,182    1,351,019   1,150,357
  Commercial......................<F3>        154,703(c)   155,487      132,680     102,867
  Industrial......................<F3>          7,813(c)     6,272        5,774       5,067
  Other...............................          3,818        3,793        3,581       3,305
                                            ---------    ---------    ---------   ---------
     Total............................      1,680,321    1,668,734    1,493,054   1,261,596
                                            =========    =========    =========   =========
AVERAGE ANNUAL USE PER RESIDENTIAL
  CUSTOMER (kWh)......................          8,152        7,987        8,129       8,285

AVERAGE ANNUAL BILL PER RESIDENTIAL
  CUSTOMER............................        $951.19      $923.32      $909.80     $866.20

AVERAGE REVENUE PER kWh:
  Residential.........................      11.67 cents  11.56 cents  11.19 cents  10.45 cents
  Commercial..........................      10.07        10.12         9.82         9.30
  Industrial..........................       8.31         8.58         8.41         8.05

    <F1>(a) Effective with the June 5, 1992 acquisition of PSNH, the consolidated financial and statistical information of NU includes, on a prospective basis, the operations of PSNH and
        NAEC.
<F2>(b) Generated in system and regional nuclear generating plants.
<F3>(c) Effective January 1, 1994, approximately 1,300 former commercial customers were reclassified as industrial customers.


                                               1990
                                               ----
SOURCE OF ELECTRIC ENERGY:
 (kWh-millions)<F2> (b)
 Nuclear--Steam........................       17,724
 Fossil--Steam.........................        6,829
 Hydro--Conventional...................        1,174
 Hydro--Pumped Storage.................        1,250
 Internal Combustion...................           11
 Energy Used for Pumping ..............       (1,688)
                                              ------
    Net Generation.....................       25,300

 Purchased and Net Interchange.........        6,249
 Company Use and Unaccounted for ......       (1,938)
                                              ------
    Net Energy Sold....................       29,611
                                              ======
REVENUE: (thousands)
 Residential...........................    $ 938,032
 Commercial............................      788,478
 Industrial............................      410,125
 Other Utilities ......................      346,087
 Streetlighting and Railroads..........       37,195
 Miscellaneous.........................       42,882
                                          ----------
     Total Electric ...................    2,562,799
 Other.................................       53,520
                                          ----------
     Total.............................   $2,616,319
                                          ==========
SALES: (kWh-millions)
 Residential..........................         9,500
 Commercial...........................         8,981
 Industrial...........................         5,448
 Other Utilities .....................         5,394
 Streetlighting and Railroads.........           288
                                              ------
     Total............................        29,611
                                              ======
 CUSTOMERS: (average)
  Residential.........................     1,145,142
  Commercial..........................       102,900
  Industrial..........................         5,114
  Other...............................         3,283
                                           ---------
     Total............................     1,256,439
                                           =========
AVERAGE ANNUAL USE PER RESIDENTIAL
  CUSTOMER (kWh)......................         8,304

AVERAGE ANNUAL BILL PER RESIDENTIAL
  CUSTOMER............................       $819.94
  AVERAGE REVENUE PER kWh:
  Residential.........................      9.87 cents
  Commercial..........................      8.78
  Industrial..........................      7.53

