Form 10-K, Exhibit 13
CONNECTICUT LIGHT & POWER CO; NORTHEAST UTILITIES; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1995-03-27
CIK 23426, 72741, 106170, 315256, 880416

Exhibit 13.2



                             1994


                         ANNUAL REPORT

















   THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES
   --------------------------------------------------------
                        1994 Annual Report

     The Connecticut Light and Power Company and Subsidiaries

                              Index



Contents                                                     Page
--------                                                     ----


Consolidated Balance Sheets..........................        1-2

Consolidated Statements of Income....................         3

Consolidated Statements of Cash Flows................         4

Consolidated Statements of Common Stockholder's Equity        5

Notes to Consolidated Financial Statements...........       6-30

Report of Independent Public Accountants.............        31

Management's Discussion and Analysis of Financial
  Condition and Results of Operations................       32-39

Selected Financial Data..............................        40

Statements of Quarterly Financial Data...............        40

Statistics...........................................        41

Preferred Stockholder and Bondholder Information.....    Back Cover





THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


------------------------------------------------------------------------------------
At December 31,                                                 1994         1993
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric................................................  $6,063,179   $5,936,346

     Less: Accumulated provision for depreciation.........   2,194,314    2,010,962
                                                            -----------  -----------
                                                             3,868,865    3,925,384
  Construction work in progress...........................      99,993      121,177
  Nuclear fuel, net.......................................     164,795      156,878
                                                            -----------  -----------
      Total net utility plant.............................   4,133,653    4,203,439
                                                            -----------  -----------

Other Property and Investments:
  Nuclear decommissioning trusts, at market in 1994 and
   at cost in 1993 (Note 12)<F12>.........................     171,950      147,657
  Investments in regional nuclear generating
   companies, at equity...................................      54,952       53,910
  Other, at cost..........................................      14,742       14,191
                                                            -----------  -----------


                                                               241,644      215,758
                                                            -----------  -----------
Current Assets:
  Cash....................................................       2,017        2,340
  Receivables, less accumulated provision for
   uncollectible accounts of $12,778,000 in 1994
   and $10,816,000 in 1993................................     192,926      210,805
  Accounts receivable from affiliated companies...........       9,367       29,687
  Accrued utility revenues................................      90,475       97,662
  Fuel, materials, and supplies, at average cost..........      64,003       60,247
  Prepayments and other...................................      54,215       43,682
                                                            -----------  -----------
                                                               413,003      444,423
                                                            -----------  -----------
Deferred Charges:
  Regulatory assets (Note 1H)<F1H>........................   1,410,334    1,517,943
  Unamortized debt expense................................       8,396        8,971
  Other...................................................      10,427        6,871
                                                            -----------  -----------
                                                             1,429,157    1,533,785
                                                            -----------  -----------




      Total Assets........................................  $6,217,457   $6,397,405
                                                            ===========  ===========




The accompanying notes are an integral part of these financial statements.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


----------------------------------------------------------------------------------
At December 31,                                               1994         1993
----------------------------------------------------------------------------------
                                                           (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock--$10 par value. Authorized
   24,500,000 shares; outstanding 12,222,930
   shares in 1994 and 1993..............................  $  122,229   $  122,229
  Capital surplus, paid in..............................     632,117      630,271
  Retained earnings.....................................     765,724      750,719
                                                          -----------  -----------
           Total common stockholder's equity............   1,520,070    1,503,219
  Cumulative preferred stock--
    $50 par value - authorized 9,000,000 shares;
    outstanding 5,424,000 shares in 1994 and in 1993
    $25 par value - authorized 8,000,000 shares;
    outstanding 5,000,000 shares in 1994 and in 1993
    Not subject to mandatory redemption (Note 5)<F5>....     166,200      166,200
    Subject to mandatory redemption (Note 6)<F6>........     226,250      230,000
  Long-term debt (Note 7)<F7>...........................   1,815,579    1,743,260
                                                          -----------  -----------
           Total capitalization.........................   3,728,099    3,642,679
                                                          -----------  -----------


Obligations Under Capital Leases........................     120,268      121,892
                                                          -----------  -----------
Current Liabilities:
  Notes payable to banks................................      76,000       95,000
  Notes payable to affiliated company...................      92,750        1,250
  Commercial paper......................................      10,000         -
  Long-term debt and preferred stock--current
   portion..............................................      11,861      314,020
  Obligations under capital leases--current
   portion..............................................      55,701       55,526
  Accounts payable......................................     102,837      117,858
  Accounts payable to affiliated companies..............      43,033       52,179
  Accrued taxes.........................................      26,413       36,139
  Accrued interest......................................      30,682       29,669
  Other.................................................      22,828       32,287
                                                          -----------  -----------
                                                             472,105      733,928
                                                          -----------  -----------
Deferred Credits:
  Accumulated deferred income taxes (Note 1I)<F1I>......   1,544,021    1,575,965
  Accumulated deferred investment tax credits...........     150,087      154,701
  Deferred contract obligation--YAEC (Note 3)<F3>.......     100,003       84,526
  Other.................................................     102,874       83,714
                                                          -----------  -----------
                                                           1,896,985    1,898,906
                                                          -----------  -----------


Commitments and Contingencies (Note 10)<F10>

           Total Capitalization and Liabilities.........  $6,217,457   $6,397,405
                                                          ===========  ===========




The accompanying notes are an integral part of these financial statements.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME


--------------------------------------------------------------------------------------
For the Years Ended December 31,                       1994        1993        1992
--------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
Operating Revenues................................ $2,328,052  $2,366,050  $2,316,451
                                                   ----------- ----------- -----------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power....    568,394     657,121     598,287
     Other........................................    593,851     641,402     605,675
  Maintenance.....................................    207,003     180,403     197,460
  Depreciation....................................    231,155     219,776     209,884
  Amortization of regulatory assets, net..........     77,384     112,353      73,456
  Federal and state income taxes (Note 8)<F8>.....    195,038     144,547     172,236
  Taxes other than income taxes...................    173,068     170,353     171,642
                                                   ----------- ----------- -----------
        Total operating expenses..................  2,045,893   2,125,955   2,028,640
                                                   ----------- ----------- -----------
Operating Income..................................    282,159     240,095     287,811
                                                   ----------- ----------- -----------
Other Income:
  Deferred nuclear plants return--other
    funds (Note 1K)<F1K>..........................     13,373      23,537      35,396
  Equity in earnings of regional nuclear
    generating companies..........................      7,453       6,193       8,014


  Other, net......................................      5,136      (1,044)      6,964
  Income taxes--credit............................      9,037       4,859      11,171
                                                   ----------- ----------- -----------
        Other income, net.........................     34,999      33,545      61,545
                                                   ----------- ----------- -----------
        Income before interest charges............    317,158     273,640     349,356
                                                   ----------- ----------- -----------
Interest Charges:
  Interest on long-term debt......................    119,927     134,263     151,314
  Other interest..................................      6,378       9,654       4,205
  Deferred nuclear plants return--borrowed
    funds (Note 1K)<F1K>..........................     (7,435)    (13,979)    (12,877)
                                                   ----------- ----------- -----------
        Interest charges, net.....................    118,870     129,938     142,642
                                                   ----------- ----------- -----------
Income before cumulative effect of
  accounting change...............................    198,288     143,702     206,714
Cumulative effect of accounting change
  (Note 1B)<F1B>..................................       -         47,747        -
                                                   ----------- ----------- -----------
Net Income........................................ $  198,288  $  191,449  $  206,714
                                                   =========== =========== ===========



The accompanying notes are an integral part of these financial statements.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


-------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                  1994        1993        1992
-------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)
Cash Flows From Operating Activities:
  Net Income................................................  $  198,288  $  191,449  $  206,714
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation............................................     231,155     219,776     209,884
    Deferred income taxes and investment tax credits, net...      37,664     (20,188)     72,138
    Deferred nuclear plants return, net of amortization.....      82,651      58,740      10,071
    Recoverable energy costs, net of amortization...........       3,975     125,579     (64,138)
    Deferred demand-side management, net of amortization....      (4,691)    (23,955)    (31,989)
    Other sources of cash...................................      35,464      80,831      26,430
    Other uses of cash......................................     (41,518)    (23,544)    (34,589)
  Changes in working capital:
    Receivables and accrued utility revenues................      45,386      (9,370)        245
    Fuel, materials, and supplies...........................      (3,756)     11,951       1,296
    Accounts payable........................................     (24,167)      5,433     (18,067)
    Accrued taxes...........................................      (9,726)    (82,018)     15,344
    Other working capital (excludes cash)...................     (18,403)      9,754       7,154
                                                              ----------- ----------- -----------
Net cash flows from operating activities....................     532,322     544,438     400,493
                                                              ----------- ----------- -----------


Cash Flows From Financing Activities:
  Issuance of long-term debt................................     535,000     740,500     491,000
  Issuance of preferred stock...............................        -         80,000      75,000
  Net increase (decrease) in short-term debt................      82,500    (109,490)     15,240
  Reacquisitions and retirements of long-term debt..........    (774,020)   (771,973)   (431,232)
  Reacquisitions and retirements of preferred stock.........        -       (114,996)    (91,891)
  Cash dividends on preferred stock.........................     (23,895)    (29,182)    (31,977)
  Cash dividends on common stock............................    (159,388)   (160,365)   (164,277)
                                                              ----------- ----------- -----------
Net cash flows used for financing activities................    (339,803)   (365,506)   (138,137)
                                                              ----------- ----------- -----------
Investment Activities:
  Investment in plant:
    Electric utility plant..................................    (149,889)   (149,308)   (225,901)
    Nuclear fuel............................................     (20,905)    (13,658)      3,139
                                                              ----------- ----------- -----------
  Net cash flows used for investments in plant..............    (170,794)   (162,966)   (222,762)
  Other investment activities, net..........................     (22,048)    (25,787)    (32,181)
                                                              ----------- ----------- -----------
Net cash flows used for investments.........................    (192,842)   (188,753)   (254,943)
                                                              ----------- ----------- -----------
Net (Decrease) Increase In Cash For The Period..............        (323)     (9,821)      7,413
Cash - beginning of period..................................       2,340      12,161       4,748
                                                              ----------- ----------- -----------
Cash - end of period........................................  $    2,017  $    2,340  $   12,161
                                                              =========== =========== ===========

Supplemental Cash Flow Information:


Cash paid during the year for:
  Interest, net of amounts capitalized during construction..  $  115,120  $  130,592  $  143,957
                                                              =========== =========== ===========
  Income taxes..............................................  $  161,513  $  149,056  $   95,199
                                                              =========== =========== ===========
Increase in obligations:

  Niantic Bay Fuel Trust....................................  $   52,353  $   40,140  $   30,948
                                                              =========== =========== ===========





The accompanying notes are an integral part of these financial statements.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


------------------------------------------------------------------------------------
                                                   Capital    Retained
                                         Common    Surplus,   Earnings
                                         Stock     Paid In       (a)        Total
------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)


Balance at January 1, 1992..........   $122,229   $637,202   $ 738,993   $1,498,424


    Net income for 1992.............                           206,714      206,714
    Cash dividends on preferred
      stock.........................                           (31,977)     (31,977)
    Cash dividends on common stock..                          (164,277)    (164,277)
    Loss on the retirement of
      preferred stock...............                              (636)        (636)
    Capital stock expenses, net.....                (2,351)                  (2,351)
                                       ---------  ---------  ----------  -----------
Balance at December 31, 1992........    122,229    634,851     748,817    1,505,897


    Net income for 1993.............                           191,449      191,449
    Cash dividends on preferred
      stock.........................                           (29,182)     (29,182)


    Cash dividends on common stock..                          (160,365)    (160,365)
    Capital stock expenses, net.....                (4,580)                  (4,580)
                                       ---------  ---------  ----------  -----------
Balance at December 31, 1993........    122,229    630,271     750,719    1,503,219


    Net income for 1994.............                           198,288      198,288
    Cash dividends on preferred
      stock.........................                           (23,895)     (23,895)
    Cash dividends on common stock..                          (159,388)    (159,388)
    Capital stock expenses, net.....                 1,846                    1,846
                                       ---------  ---------  ----------  -----------
Balance at December 31, 1994........   $122,229   $632,117   $ 765,724   $1,520,070
                                       =========  =========  ==========  ===========




(a) The company has dividend restrictions imposed by its long-term debt agreements.
    At December 31, 1994, these restrictions totaled approximately $540 million.




The accompanying notes are an integral part of these financial statements.











THE CONNECTICUT LIGHT AND POWER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<F1A>A. PRINCIPLES OF CONSOLIDATION
        The consolidated financial statements of The Connecticut Light and Power Company and subsidiaries (the company or CL&P) include the accounts of all wholly owned subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

        CL&P, Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company (HWP), Public Service Company of New Hampshire (PSNH), and North Atlantic Energy Corporation (NAEC) are the operating subsidiaries comprising the Northeast Utilities system (the system)
       and are wholly owned by Northeast Utilities (NU).

        Other wholly owned subsidiaries of NU provide substantial support services to the system. Northeast Utilities Service Company (NUSCO) supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies. Northeast Nuclear Energy Company (NNECO) acts as agent for system companies in operating the Millstone nuclear generating facilities. Commencing June 29, 1992, North Atlantic Energy Service Corporation (NAESCO) began acting as agent for CL&P and NAEC in operating the Seabrook 1 nuclear facility.


        All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity, and are subject to approval by various federal and state regulatory agencies.

<F1B>B. CHANGE IN ACCOUNTING FOR PROPERTY TAXES

        CL&P adopted a one-time change in the method of accounting for municipal property tax expense for its Connecticut properties. Most municipalities in Connecticut assess property values as of October 1. Before January 1, 1993, CL&P accrued Connecticut property tax expense over the period October 1 through September 30 based on the lien-date method. In the first quarter of 1993, CL&P changed its method of accounting for Connecticut municipal property taxes to recognize the expense from July 1 through June 30, to match the payments and the services provided by the municipalities. This one-time change increased earnings for common shares by approximately $47.7 million in 1993.

<F1C>C. RECLASSIFICATIONS
        Certain reclassifications of prior years' data have been made to conform with the current year's presentation.



<F1D>D. INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT


        Regional Nuclear Generating Companies: CL&P owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with the company's ownership interests, are:

         Connecticut Yankee Atomic Power Company (CY) ....34.5%
         Yankee Atomic Electric Company (YAEC) ...........24.5
         Maine Yankee Atomic Power Company (MY) ..........12.0
         Vermont Yankee Nuclear Power Corporation (VY) ... 9.5
        CL&P's investments in the Yankee companies are accounted for on the equity basis due to the company's ability to exercise significant influence over their operating and financial policies. The electricity produced by the facilities that are operating is committed to the participants substantially on the basis of their ownership interests and is billed pursuant to contractual agreements. Under ownership agreements with the Yankee companies, CL&P may be asked to provide direct or indirect financial support for one or more of the companies.
         For more information on these agreements, see Note 10E, "Commitments and Contingencies - Purchased Power Arrangements."

        The YAEC nuclear power plant was shut down permanently on February 26, 1992. For more information on the Yankee companies, see Note 3, "Nuclear Decommissioning."


        Millstone 1: CL&P has an 81 percent joint-ownership interest in Millstone 1, a 660-megawatt (MW) nuclear generating unit. As of December 31, 1994 and 1993, plant-in-service included approximately $370.9 million and $332 million, respectively, and the accumulated provision for depreciation included approximately $135.0 million and $130.8 million, respectively, for CL&P's share of Millstone 1. CL&P's share of Millstone 1 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

        Millstone 2: CL&P has an 81 percent joint-ownership interest in Millstone 2, an 870-MW nuclear generating unit. As of December 31, 1994 and 1993, plant-in-service included approximately $680.5 million and $676 million, respectively, and the accumulated provision for depreciation included approximately $175.2 million and $151.5 million, respectively, for CL&P's share of Millstone 2. CL&P's share of Millstone 2 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

        Millstone 3: CL&P has a 52.93 percent joint-ownership interest in Millstone 3, a 1,154-MW nuclear generating unit. As of December 31, 1994 and 1993, plant-in-service included approximately $1.9 billion and the accumulated provision for depreciation included approximately $418.5 million and $366.6 million, respectively, for CL&P's share of Millstone 3. CL&P's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.


        Seabrook: CL&P has a 4.06 percent joint-ownership interest in Seabrook 1, a 1,148-MW nuclear generating unit. As of December 31, 1994 and 1993, plant-in-service included approximately $173.2 million and $173.4 million, respectively, and the accumulated provision for depreciation included approximately $20.1 million and $17.7 million, respectively, for CL&P's share of Seabrook 1. CL&P's share of Seabrook 1 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

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


        The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.9 percent in 1994, 3.8 percent in 1993, and 3.7 percent in 1992.

<F1F>F. PUBLIC UTILITY REGULATION
        NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering interconnections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The company is subject to further regulation for rates, accounting, and other matters by the FERC and/or the Connecticut Department of Public Utility Control (DPUC).

<F1G>G. REVENUES
        Other than fixed-rate agreements negotiated with certain wholesale, industrial, and commercial customers, utility revenues are based on authorized rates applied to each customer's use of electricity. Rates can be changed only through a formal proceeding before the appropriate regulatory commission. At the end of each accounting period, CL&P accrues an estimate for the amount of energy delivered but unbilled.

<F1H>H. REGULATORY ACCOUNTING
        CL&P follows accounting policies that reflect the impact of the rate treatment of certain events or transactions that differ from generally accepted accounting principles for those events or transactions


        followed by nonregulated enterprises.   Under regulatory accounting,
        assuming that future revenues are expected to be sufficient to provide recovery, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered in revenues at a later date. Regulatory accounting is unique in that the actions of a regulator can provide reasonable assurance of the existence of an asset. Regulators, through their actions, may also reduce or eliminate the value of an asset, or create a liability. If the economic entity no longer comes under the jurisdiction of a regulator or external forces, such as a move to a competitive environment, effectively limiting the influence of cost-of-service based rate regulation, the entity may be forced to abandon regulatory accounting, requiring a reexamination and potential write-off of net regulatory assets. CL&P continues to be subject to cost-of-service based rate regulation. Based on current regulation, and recent regulatory decisions regarding competition in the company's market, CL&P believes that its use of regulatory accounting is still appropriate.

        The components of regulatory assets are as follows:


    At December 31,                                       1994         1993
    ----------------------------------------------------------------------------

                                                         (Thousands of Dollars)

     Income taxes, net  (Note 1I)                       $  949,134 $1,026,046
     Deferred demand-side-management costs (Note 1J)       116,133    111,442
     Deferred costs-nuclear plants (Note 1K)               101,632    185,909
     Unrecovered contract obligation-YAEC (Note 3)         100,003     84,526
     Recoverable energy costs, net  (Note 1L)               61,040     65,591
     Cogeneration costs (Note 1N)                           36,821       -
     Other                                                  45,571      44,429
                                                          --------    --------

                                                        $1,410,334  $1,517,943
                                                        ==========  ==========


<F1I>I. INCOME TAXES
        The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. See Note 8, "Income Tax Expense," for the components of income tax expenses.

        In 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 supersedes previously issued income tax accounting standards. The company adopted SFAS 109, on a prospective basis, during the first quarter of 1993, and increased the net deferred tax obligation by $1.0 billion at that time. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, CL&P also established a regulatory asset.



        The tax effect of temporary differences which give rise to the accumulated deferred tax obligation are as follows:


      At December 31,                               1994        1993
      ----------------------------------------------------------------

                                               (Thousands of Dollars)
      Accelerated depreciation and other
          plant-related differences ........    $1,063,823  $1,049,849

      Regulatory assets - income tax gross up      402,685     434,894

      Other ................................        77,513      91,222
                                                ----------  ----------


                                                $1,544,021  $1,575,965
                                                ==========  ==========



<F1J>J. DEMAND-SIDE-MANAGEMENT COSTS (DSM)
        CL&P's DSM costs are recovered in base rates through a Conservation Adjustment Mechanism (CAM). These costs are being recovered over periods ranging from four to eight years. On October 31, 1994, CL&P filed its 1995 CAM for 1995 DSM costs and programs. The filing proposes expenditures of $36.7 million with recovery over four years and a zero CAM rate.

<F1K>K. DEFERRED COSTS - NUCLEAR PLANTS
        CL&P is phasing into rates the recoverable portions of its investments in Millstone 3 and Seabrook 1. CL&P is deferring costs as part of its phase-in plans. Both plans are in compliance with SFAS No. 92, Regulated Enterprises - Accounting for Phase-in Plans.

        As allowed by the DPUC, effective January 1, 1995, CL&P placed into rate base its allowed investments in Millstone 3 and Seabrook 1 and is recovering deferrals and carrying charges on these units. As of December 31, 1994, $448.5 million of the deferred return, including carrying charges, has been recovered, and $101.6 million of the deferred return to date, plus carrying charges, remains to be recovered. Recovery will be completed by December 31, 1995 and August 31, 1996 for Millstone 3 and Seabrook 1, respectively.

<F1L>L. RECOVERABLE ENERGY COSTS


        Under the Energy Policy Act of 1992 (Energy Act), CL&P is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost.
         CL&P has begun to recover these costs.

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

        In the past two GUAC proceedings before the DPUC, the DPUC determined that CL&P overrecovered its fuel costs and offset the amount of the overrecovery against the GUAC balance. This has resulted in disallowances of GUAC recovery of $7.9 million for the 1992-1993 GUAC period and $7.8 million for the 1993-1994 GUAC period. CL&P has appealed the first decision and will appeal the second decision.

        At December 31, 1994, CL&P's recoverable energy costs were $61.0 million, including D&D assessments of $37.4 million.

        For additional information see Note 10B, "Commitments and Contingencies-Nuclear Performance."



<F1M>M. SPENT NUCLEAR FUEL DISPOSAL COSTS
        Under the Nuclear Waste Policy Act of 1982, CL&P must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983 are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment may be made anytime prior to the first delivery of spent fuel to the DOE, which may be as early as 1998. Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1994, fees due to the DOE for the disposal of prior-period fuel were approximately $141.7 million, including interest costs of $75.2 million. As of December 31, 1994, all fees had been collected through rates.

<F1N>N. COGENERATION COSTS
        CL&P, with the approval of the DPUC, began deferring certain cogeneration costs for future recovery beginning in 1994. At December 31, 1994, CL&P had deferred approximately $36.8 million in cogeneration costs. CL&P will begin recovery of these deferrals over five years beginning July 1, 1996.

<F1O>O. DERIVATIVE FINANCIAL INSTRUMENTS
        The company utilizes interest-rate caps and fuel swaps to manage well-defined interest rate and fuel-price risks. Premiums paid for purchased interest-rate cap agreements are amortized to interest expense over the terms of the caps. Unamortized premiums are included in deferred charges. Amounts receivable under cap agreements are accrued as a reduction of interest expense. Amounts receivable or payable under fuel-swap agreements are recognized in income when realized. Any material unrealized gains or losses on fuel swaps or interest-rate caps will be deferred until realized. For further information on derivatives, see Note 11, "Derivative Financial Instruments."

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

    CL&P has also entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to operating expense:

                                     Capital     Operating
          Year                       Leases       Leases
          ----                    ------------  ----------



          1994 ............       $60,975,000  $24,192,000
          1993 ............        76,606,000   24,355,000
          1992 ............        61,795,000   26,919,000

    Interest included in capital lease rental payments was $10,228,000 in 1994, $11,298,000 in 1993, and $14,782,000 in 1992.

    Substantially all of the capital lease rental payments were made pursuant to the nuclear fuel lease agreement. Future minimum lease payments under the nuclear fuel capital lease cannot be reasonably estimated on an annual basis due to variations in the usage of nuclear fuel.

    Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1994, are as follows:


                                      Capital      Operating
     Year                             Leases        Leases
     ----                          ------------   ----------

                                    (Thousands of Dollars)

     1995                          $    2,700 .....$  19,500
     1996                               2,700 ........18,000
     1997                               2,700 ........16,500
     1998                               2,700 ........12,100
     1999                               2,700 ........10,400
     After 1999                         42,100 ....   61,900
                                    ----------     ---------


     Future minimum lease payments     55,600 ......$138,400
                                                    ========

     Less amount representing interest  35,900
                                      --------


     Present value of future minimum
      lease payments for other than
      nuclear fuel.................    19,700

     Present value of future nuclear
      fuel lease payments..........   156,300
                                    ---------


               Total ..............  $176,000
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

    The estimated cost of decommissioning CL&P's ownership share of Millstone 1 and 2, in year-end 1994 dollars, is $332.8 million and $267.3 million, respectively. CL&P's ownership share of the estimated cost of decommissioning Millstone 3 and Seabrook 1 (utilizing the currently approved decommissioning study), in year-end 1994 dollars, is $237.5 million and $15.5 million, respectively. These estimated costs have been levelized and assume after-tax earnings on the Millstone and Seabrook 1 decommissioning funds of 6.5 percent and 6.1 percent, respectively. Future escalation rates in decommissioning costs for the Millstone units and for Seabrook 1 are assumed. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Consolidated Statements of Income. Nuclear decommissioning costs amounted to $25.6 million in 1994 and $21.9 million in 1993 and 1992. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Consolidated Balance Sheets.
     At December 31, 1994, the balance in the accumulated reserve for decommissioning amounted to $209.7 million. See "Nuclear Decommissioning" in Management's Discussion and Analysis for a discussion of changes being considered by the FASB related to accounting for decommissioning costs.

    CL&P has established independent decommissioning trusts for its portion of the costs of decommissioning Millstone 1, 2, and 3. CL&P's portion of the cost of decommissioning Seabrook 1 is paid to an independent decommissioning financing fund managed by the state of New Hampshire.

    As of December 31, 1994, CL&P has collected, through rates, $173.4 million, toward the future decommissioning costs of its share of the Millstone units, of which $135.9 million has been transferred to external decommissioning trusts. As of December 31, 1994, CL&P has paid approximately $1.2 million into Seabrook 1's decommissioning trust. Earnings on the decommissioning trusts increase the decommissioning trust balance and the accumulated reserve for decommissioning. Due to CL&P's adoption, effective January 1, 1994, of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, unrealized gains and losses associated with the decommissioning trusts also impact the balance of the trusts and the accumulated reserve for decommissioning.

    Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement, would change decommissioning cost estimates. CL&P attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by the regulatory agencies is reflected in CL&P's rates. Because allowances for decommissioning have increased significantly in recent years, customers in future years may need to increase their payments to offset the effects of any insufficient rate recoveries in previous years.

    CL&P, along with other New England utilities, has equity investments in the four Yankee companies. Each Yankee company owns a single nuclear generating unit. The estimated costs, in year-end 1994 dollars, of decommissioning CL&P's ownership share of CY, MY, and VY are $124.9 million, $40.6 million, and $31.3 million, respectively. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of CL&P's cost of power.

    YAEC has begun component removal activities related to the decommissioning of its nuclear facility. In June 1992, YAEC filed a rate filing to obtain FERC authorization to collect the closing and decommissioning costs and to recover the remaining investment in the YAEC nuclear power plant, over the remaining period of the plant's Nuclear Regulatory Commission (NRC) operating license. The bulk of these costs has been agreed to by the YAEC joint owners and approved as a settlement, by FERC. In October 1994, YAEC submitted a revised decommissioning cost estimate as part of its decommissioning plan with the NRC. Following the receipt of NRC approval, this estimate will be filed with the FERC. The revised estimate increased CL&P's ownership share of decommissioning YAEC's nuclear facility by approximately $23.1 million in January 1, 1994 dollars. At December 31,


    1994, the estimated remaining costs including decommissioning, amounted to $408.2 million, of which CL&P's share was approximately $100 million. Management expects that CL&P will continue to be allowed to recover such FERC-approved costs from its customers. Accordingly, CL&P has recognized these costs as a regulatory asset, with a corresponding obligation, on its Consolidated Balance Sheets.

<F4>4.  SHORT-TERM DEBT

    The system companies have various revolving credit lines, totalling $485 million. NU, CL&P, WMECO, HWP, NNECO, and The Rocky River Realty Company
    (RRR) have established a revolving-credit facility with a group of
    16 banks. Under this facility, the participating companies may borrow up to an aggregate of $360 million. Individual borrowing limits as of January 1, 1995 were $150 million for NU, $325 million for CL&P, $60 million for WMECO, $5 million for HWP, $50 million for NNECO, and $22 million for RRR.
     The system companies may borrow funds on a short-term revolving basis using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby-loan rates are based upon several alternative variable rates. The system companies are obligated to pay a facility fee of 0.20 percent per annum of each bank's total commitment under the three-year portion of the facility, representing 75 percent of the total facility, plus 0.135 percent per annum of each bank's total commitment under the 364-day portion of the facility, representing 25 percent of the total facility. At December 31, 1994 and 1993, there were $30.0 million and $22.5 million of borrowings, respectively, under the facility, all of
    which had been borrowed by other system companies.   At December 31, 1993,
    CL&P had $5 million in borrowings outstanding under this facility.



    The weighted average interest rates on notes payable to banks and commercial paper outstanding on December 31, 1994 were 6.2 percent and 6.4 percent, respectively. The weighted average interest rate on notes payable to banks outstanding on December 31, 1993 was 3.3 percent.

    Certain subsidiaries of NU, including CL&P, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies.
     Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. At December 31, 1994 and 1993, CL&P had $92.8 million and $1.3 million, respectively, of borrowings outstanding from the Pool. The interest rate on borrowings from the Pool on December 31, 1994 and 1993 were 4.9 percent and 2.9 percent, respectively.

    Maturities of CL&P's short-term debt obligations are for periods of three months or less.

    The amount of short-term borrowings that may be incurred by the company is subject to periodic approval by the SEC under the 1935 Act. In addition,


    the charter of CL&P contains provisions restricting the amount of short-term borrowings. Under the SEC and/or charter restrictions, the company was authorized, as of January 1, 1995, to incur short-term borrowings up to a maximum of $325 million.

<F5>5.  PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

    Details of preferred stock not subject to mandatory redemption are:

                          December 31,      Shares
                              1994       Outstanding
                           Redemption    December 31,             December
                                                                     31,
                                                        -----------------------------
      Description            Price           1994         1994      1993       1992
-------------------------------------------------------------------------------------
                                                            (Thousands of Dollars)
$1.90 Series of 1947         $52.50        163,912       $8,196    $8,196     $8,196
$2.00 Series of 1947         $54.00        336,088       16,804    16,804     16,804
$2.04 Series of 1949         $52.00        100,000        5,000     5,000      5,000
$2.06 Series E of 1954       $51.00        200,000       10,000    10,000     10,000
$2.09 Series F of 1955       $51.00        100,000        5,000     5,000      5,000
$2.20 Series of 1949         $52.50        200,000       10,000    10,000     10,000
$3.24 Series G of 1968       $51.84        300,000       15,000    15,000     15,000
$3.80 Series J of 1971         -            -            -          -         20,000
$4.48 Series H of 1970         -            -            -          -         15,000
$4.48 Series I of 1970         -            -            -          -         20,000
3.90% Series of 1949         $50.50        160,000        8,000      8,000     8,000
4.50% Series of 1956         $50.75        104,000        5,200      5,200     5,200
4.50% Series of 1963         $50.50        160,000        8,000      8,000     8,000
4.96% Series of 1958         $50.50        100,000        5,000      5,000     5,000
5.28% Series of 1967         $51.43        200,000       10,000     10,000    10,000
6.56% Series of 1968         $51.44        200,000       10,000     10,000    10,000
7.60% Series of 1971           -            -            -            -        9,996
1989 Adjustable Rate
    DARTS                    $25.00      2,000,000       50,000     50,000    50,000
                                                         ------    ------     ------

Total preferred stock
 not subject to
 mandatory redemption                                   $166,200  $166,200   $231,196
                                                        ========  ========   ========



    All or any part of each outstanding series of such preferred stock may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption.

    As of January 23, 1995, CL&P Capital, L.P., a subsidiary of CL&P, issued $100 million of 9.3 percent cumulative Monthly Income Preferred Securities to help finance the expected retirement of $125 million of CL&P preferred stock.

<F6>6.  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

    Details of preferred stock subject to mandatory redemption are:

                              December 31,    Shares
                                 1994      Outstanding        December 31,
                               Redemption   December 31, ----------------------------
         Description             Price*        1994       1994      1993      1992
-------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
9.10% Series of 1987               -          -          $   -     $   -     $ 50,000

9.00% Series of 1989             $26.50     3,000,000      75,000    75,000    75,000
7.23% Series of 1992             $52.41     1,500,000      75,000    75,000    75,000
5.30% Series of 1993             $51.00     1,600,000      80,000    80,000      -
                                                         --------  --------  --------
                                                          230,000   230,000   200,000
Less preferred stock to be
 redeemed within one year                                   3,750      -        2,500
                                                         --------  --------  --------
Total preferred stock subject
 to mandatory redemption                                 $226,250  $230,000  $197,500
                                                         ========  ========  ========

*Each of these series is subject to certain refunding limitations for the first five years after they were issued. Redemption prices reduce in future years.




   The following table details redemption and sinking fund activity for preferred stock subject to mandatory redemption:

                                      Minimum
                                       Annual                Shares Reacquired
                                    Sinking-Fund      ------------------------------
         Series                     Requirement         1994       1993       1992
------------------------------------------------------------------------------------
                                (Thousands of Dollars)
 $5.52   Series L of 1975          $    -                -          -        38,524
 11.52%  Series of 1975                 -                -          -        19,318
 10.48%  Series of 1980                 -                -          -       280,000


 9.10%   Series of 1987                 -                -      2,000,000      -
 9.00%   Series of 1989 (1)            3,750             -          -          -
 7.23%   Series of 1992 (2)            3,750             -          -          -
 5.30%   Series of 1993 (3)           16,000             -          -          -


(1)Sinking fund requirements commence October 1, 1995.
(2)Sinking fund requirements commence September 1, 1998.
(3)Sinking fund requirements commence October 1, 1999.

The minimum sinking-fund provisions of the series subject to mandatory redemption, for the years 1995 through 1999, aggregate approximately $3,750,000 in 1995, 1996, and 1997, $7,500,000 in 1998, and $23,500,000 in 1999. In case of default on sinking-fund payments or the payment of dividends, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If the company is in arrears in the payment of dividends on any outstanding shares of preferred stock, the company would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. All or part of each of the series named above may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption, subject to certain refunding limitations.



<F7>7.  LONG-TERM DEBT


    Details of long-term debt outstanding are:           December 31,
                                                 ------------------------
                                                  1994          1993
    ---------------------------------------------------------------------
                                                   (Thousands of Dollars)
    First Mortgage Bonds:
    Series 1964     due 1994                      $    -          12,000
    Series WW       due 1994                           -         170,000
    Series 1967     due 1997                           -          20,000
    Series S        due 1997                           -          30,000
    Series UU       due 1997                         200,000     200,000
    Series U        due 1998                           -          40,000
    Series 1968     due 1998                           -          25,000
    Series T        due 1998                          20,000      20,000
    Series 1968     due 1998                           -          10,000
    Series VV       due 1999                         100,000     100,000
    Series A        due 1999                         140,000        -
    Series XX       due 2000                         200,000     200,000
    Series X        due 2001                           -          30,000
    Series 1971     due 2001                           -          30,000
    Series 1972     due 2002                           -          35,000
    Series Y        due 2002                           -          50,000
    Series Z        due 2003                           -          50,000
    Series 1973     due 2003                           -          40,000
    Series B        due 2004                         140,000        -
    Series QQ       due 2018                           -          75,000
    Series RR       due 2019                           -          75,000
    Series SS       due 2019                           -          75,000
    Series TT       due 2019                          20,000      20,000
    Series YY       due 2023                         100,000     100,000
    Series C        due 2024                         115,000        -
    Series D        due 2024                         140,000        -
    Series ZZ       due 2025                         125,000     125,000
                                                  ----------  ----------
    Total First Mortgage Bonds                     1,300,000   1,532,000

    Pollution Control Notes:
       Variable rate, due 2016-2022                   46,400      46,400
       Tax exempt, due 2028                          315,500     315,500
    Fees and interest due for spent fuel
       disposal costs (Note 1M)                      141,694     136,125
    Other                                             28,398      35,417
    Less amounts due within one year                   8,111     314,020
    Unamortized premium and discount, net             (8,302)     (8,162)
                                                  ----------  ----------

         Long-term debt, net                      $1,815,579  $1,743,260
                                                  ==========  ==========





    Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1994 for the years 1995 through 1999 are approximately: $8,111,000, $9,372,000, $210,828,000, $20,011,000, and
    $240,005,000, respectively. In addition, there are annual one-percent sinking-and improvement-fund requirements, currently amounting to $13,000,000 for 1995, 1996 and 1997, $11,000,000 for 1998, and $10,800,000


    for 1999. Such sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds or by certification of property additions.

    All or any part of each outstanding series of first mortgage bonds may be redeemed by the company at any time at established redemption prices plus accrued interest to the date of redemption, except certain series which are subject to certain refunding limitations during their respective initial five-year redemption periods.

    Essentially all of the company's utility plant is subject to the lien of its first mortgage bond indenture. As of December 31, 1994 and 1993, the company has secured $315.5 million of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of its first mortgage bond indenture. The average effective interest rates on the variable-rate pollution control notes ranged from 2.7 percent to 3.3 percent for 1994 and
    2.4 percent to 2.7 percent for 1993.





<F8>8.  INCOME TAX EXPENSE

    The components of the federal and state income tax provisions are:


For the Years Ended December 31,                          1994      1993 (Note 1I)      1992
-----------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)

Current income taxes:
Federal                                                  $108,371       $115,403       $ 61,773
State                                                      39,966         44,473         27,153
                                                         --------       --------       --------
   Total current                                          148,337        159,876         88,926
                                                         --------       --------       --------

Deferred income taxes, net:
Federal                                                    44,180          3,808         60,788
State                                                         842        (12,987)        11,833
                                                         --------       --------       --------
   Total deferred                                          45,022         (9,179)        72,621
                                                         --------       --------       --------
  Investment tax credits, net                              (7,358)       (11,009)        (6,230)
                                                         --------       --------       --------

Total income tax expense                                 $186,001       $139,688       $155,317
                                                         ========       ========       ========



The components of total income tax expense are classified as follows:

Income taxes charged to operating expenses               $195,038      $144,547        $172,236
Income taxes associated with the
    amortization of deferred nuclear plants
    return - borrowed funds                                -              -            (15,157)
Income taxes associated with allowance for
  funds used during construction (AFUDC) and
  deferred nuclear plants return -
  borrowed funds                                           -              -               9,409
Other income taxes - credit                                (9,037)      (4,859)         (11,171)
                                                         --------      --------        --------

Total income tax expense                                 $186,001      $139,688        $155,317
                                                         ========      ========        ========



Deferred income taxes are comprised of the tax effects of temporary differences as follows:


For the Years Ended December 31,                          1994      1993 (Note 1I)      1992
-----------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

Depreciation, leased nuclear fuel, settlement
  credits, and disposal costs                             $38,874        $42,663        $43,715



Demand-side management                                        203          9,156         13,506
Postretirement benefits accrual                            (1,019)        (2,579)          -
Energy adjustment clauses                                  14,465        (52,189)        12,627
AFUDC and deferred nuclear plants return, net             (18,483)       (13,741)        (5,748)
Early retirement program                                      671         (3,355)         3,988
Pension accrual                                               742          3,553            885
Settlement, canceled independent power plants               -              -              7,251
Loss on bond redemption                                     9,183          8,145             10
Other                                                         386           (832)        (3,613)
                                                          -------        -------        --------
Deferred income taxes, net                                $45,022        ($9,179)       $72,621
                                                          =======        ========       ========



A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:

For the Years Ended December 31,                             1994   1993 (Note 1I)      1992
------------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
Expected federal income tax at 35 percent of pretax
  income for 1994 and 1993 and at 34 percent for 1992    $134,501      $115,898        $123,091
Tax effect of differences:
 Depreciation differences                                  18,602         19,264         15,826
 Deferred nuclear plants return - other funds              (4,681)        (8,294)       (12,035)
 Amortization of deferred nuclear plants return -
  other funds                                              19,755         18,648         14,511
 Property tax differences                                   5,286        (12,320)          (732)


 Investment tax credit amortization                        (7,358)       (11,009)        (6,230)
 State income taxes, net of federal
  benefit                                                  26,526         20,466         25,730
 Adjustment for prior years taxes                          (2,706)        (2,330)        (3,500)
 Other, net                                                (3,924)          (635)        (1,344)
                                                         --------       --------       --------
 Total income tax expense                                $186,001       $139,688       $155,317
                                                         ========       ========       ========









9.  EMPLOYMENT BENEFITS

<F9A>A. PENSION BENEFITS

        The company participates in a uniform noncontributory defined benefit retirement plan covering all regular system employees. Benefits are based on years of service and employees' highest eligible compensation during five consecutive years of employment. The company's direct portion of the system's pension (income)/cost, part of which was charged to utility plant, approximated $(2.3) million in 1994, $7.6 million in 1993, and ($1.7) million in 1992. The company's pension costs for 1994 and 1993 include approximately $4.8 million and $13.1 million, respectively, related to work-force reduction programs.

        Currently, the company funds annually an amount at least equal to that which will satisfy the requirements of the Employment Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

        The components of net pension cost for CL&P are:

      For the Years Ended December 31,            1994       1993       1992
      --------------------------------------------------------------------------
                                                   (Thousands of Dollars)

      Service cost                                $13,072    $21,907    $10,614


      Interest cost                                36,103     35,055     36,308
      Return on plan assets                         1,020    (80,615)   (40,377)
      Net amortization                            (52,536)    31,254     (8,206)
                                                  -------    --------   --------
      Net pension (income)/cos                    ($2,341)    $7,601    ($1,661)
                                                  =======     =======    =======




      For calculating pension cost, the following assumptions were used:


      For the Years Ended December 31,               1994        1993      1992
      --------------------------------------------------------------------------
                                                      (Thousands of Dollars)

      Discount rate                                 7.75%       8.00%      8.50%
      Expected long term rate
        of return                                    8.50       8.50       9.00
      Compensation/progression rate                  4.75       5.00       6.75



      The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:

      At December 31,                               1994       1993
      -----------------------------------------------------------------
                                                 (Thousands of Dollars)


      Accumulated benefit obligation,
       including $374,109,000 of vested benefits
       at December 31, 1994 and $380,238,000
       of vested benefits at December 31, 1993     $401,889   $409,136
                                                   ========   ========

      Projected benefit obligation                 $471,079   $484,396
      Market value of plan assets                   568,294    604,320
                                                   --------   --------
      Market value in excess of projected
        benefit obligation                           97,215    119,924
      Unrecognized transition amount                 (9,204)   (10,125)
      Unrecognized prior service costs                1,420      1,547
      Unrecognized net (gain)                       (88,845)  (113,100)
                                                   ---------  ---------
      Prepaid/(Accrued) pension liability              $586    ($1,754)
                                                   =========  =========


        The following actuarial assumptions were used in calculating the Plan's year-end funded status:

        At December 31,                    1994          1993
        ------------------------------------------------------------

                                             (Thousands of Dollars)

        Discount rate ............         8.25%         7.75%
        Compensation/progression rate      5.00          4.75




>F9B>B. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

        The company provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees leaving the company who are otherwise eligible to retire and have met specified service requirements. Effective January 1, 1993, the company adopted SFAS 106, Employer's Accounting for Postretirement Benefits Other Than Pensions on a prospective basis. CL&P's direct portion of health care and life insurance costs, part of which were deferred or charged to utility plant, approximated $22.3 million in 1994, $23.2 million in 1993, and $8.8 million in 1992.

        On January 1, 1993, the accumulated postretirement benefit obligation represented the company's transition obligation upon the adoption of SFAS 106. As allowed by SFAS 106, the company is amortizing its transition obligation of approximately $148 million over a 20-year period. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care costs. The SFAS 106 obligation has been calculated based on this assumption.

        During 1994, the company funded through external trusts an amount equivalent to total SFAS 106 benefits paid for 1994. During 1993, the company did not fund SFAS 106 postretirement costs through external trusts. The company expects to fund, annually, total SFAS 106 costs, including benefits paid amounts, once they have been rate recovered and which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

        The following table represents the plan's funded status reconciled to the Consolidated Balance Sheet:

        At December 31,                                  1994       1993
        --------------------------------------------------------------------
                                                      (Thousands of Dollars)
        Accumulated postretirement
         benefit obligation of:
         Retirees ..........................           $129,111   $119,520
         Fully eligible active employees ...                241        288
         Active employees not eligible to retire         25,203     29,270
                                                      ---------  ---------
        Total accumulated postretirement
         benefit obligation                             154,555    149,078

        Market value of plan assets  .......                167       -
                                                      ---------  ---------
        Accumulated postretirement benefit obligation
         in excess of plan assets  .........           (154,388)  (149,078)

        Unrecognized transition amount .....            132,194    139,539

        Unrecognized net loss (gain)  ......                192     (2,591)
                                                      ----------  ---------


        Accrued postretirement benefit liability       $(22,002)  $(12,130)
                                                       ========   ========


        -------------------------------------------------------------

        The components of health care and life insurance costs are:

        For the Years Ended December 31,           1994       1993
        ------------------------------------------------------------

                                                  (Thousands of Dollars)

        Service cost .......................      $ 2,371    $ 3,397
        Interest cost ......................       12,157     12,091
        Return on plan assets  .............            2      -
        Net amortization ...................        7,774      7,682
                                                  -------    -------

        Net health care and life insurance costs  $22,304    $23,170
                                                  =======    =======

        The following actuarial assumptions were used in calculating the plan's year end funded status:
        At December 31,                         1994       1993
        ------------------------------------------------------------


        Discount rate ......................    8.00%      7.75%
        Long-term rate of return - health
          assets, net of tax................    5.00       5.00
        Long-term rate of return - life assets             8.50  8.50
        Health care cost trend rate (a) ....   10.20      11.10



        (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 5.4 percent by 2002.

        The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $8.6 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $763,000. The trust holding the plan assets is subject to federal income taxes at a 35-percent tax rate.

        CL&P has received regulatory approval to defer SFAS 106 costs in excess of costs incurred on a pay-as-you-go basis. Deferral of such costs is permitted since it is expected that the period of recovery of deferred costs will be within the time frame established by the applicable accounting requirements.

10. COMMITMENTS AND CONTINGENCIES

<F10A>A.CONSTRUCTION PROGRAM
        The construction program is subject to periodic review and revision. Actual construction expenditures may vary from estimates due to factors such as revised load estimates, inflation, revised nuclear safety regulations, delays, difficulties in the licensing process, the availability and cost of capital, and the granting of timely and adequate rate relief by regulatory commissions, as well as actions by other regulatory bodies.



        CL&P currently forecasts construction expenditures (including AFUDC) of approximately $716.9 million for the years 1995-1999, including $147.7 million for 1995. In addition, the company estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $257.4 million for the years 1995-1999, including $46.8 million for 1995. See Note 2, "Leases," for additional information about the financing of nuclear fuel.

<F10B>B.NUCLEAR PERFORMANCE
        Outages that occurred over the period October 1990 through February 1992 at the Millstone nuclear units have been the subject of five ongoing prudence reviews in Connecticut. CL&P has received final decisions on each of the reviews. The Office of Consumer Counsel (OCC) appealed decisions favorable to the company in two dockets. For the one appeal decided, which related to a procedural issue, the OCC prevailed and the case has been remanded to the DPUC for further proceedings. The exposure under these two dockets is approximately $66 million. The DPUC has suspended a third docket, pending the outcome of one of the appeals. The exposure under this remaining docket is $26 million. Management believes that its actions with respect to these outages have been prudent, and it does not expect the outcome of the appeals to result in material disallowances.

        In October 1994, Millstone 2 began a planned refueling and maintenance outage that was originally scheduled for 63 days. The outage has encountered several unexpected difficulties which have lengthened the duration of the outage. The magnitude of the schedule impact is currently under review, but the unit is not expected to return to service before April 1995. CL&P expects that replacement power costs in the range of $7 million per month will be attributable to the extension of the outage. Recovery of the costs related to this outage is subject to scrutiny by the DPUC.

<F10C>C.ENVIRONMENTAL MATTERS
        CL&P is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. CL&P has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.

        Changing environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations, and other facilities. The cumulative long-term, economic cost impact of increasingly stringent environmental requirements cannot accurately be estimated. Changing environmental requirements could also require extensive and costly modifications to CL&P's existing generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, CL&P may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation, and disposal of by-products and wastes. CL&P may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities.



        CL&P has recorded a liability for what it believes is, based upon information currently available, its estimated environmental remediation costs for waste disposal sites for which it's expected to bear legal liability. In most cases, the extent of additional future environmental cleanup costs is not reasonably estimable due to a number of factors including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation, and the possible effects of technological changes. At December 31, 1994, the liability recorded by CL&P for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $7 million. However, in the event that it becomes necessary to effect environmental remedies that are currently not considered probable, it is reasonably possible that the upper limit of CL&P's environmental liability range could increase to approximately $10 million.

        CL&P cannot estimate the potential liability for future claims that may be brought against it. However, considering known facts, existing laws, and regulatory practices, management does not believe the matters disclosed above will have a material effect on CL&P's financial position or future results of operations.

<F10D>D.NUCLEAR INSURANCE CONTINGENCIES
        The Price-Anderson Act currently limits public liability from a single incident at a nuclear power plant to $8.9 billion. The first
        $200 million of liability would be provided by purchasing the maximum amount of commercially available insurance. Additional coverage of up to a total of $8.3 billion would be provided by an assessment of $75.5 million per incident, levied on each of the 110 nuclear units that are currently subject to the Secondary Financial Protection Program in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. In addition, if the sum of all public liability claims and legal costs arising from any nuclear incident exceeds the maximum amount of financial protection, each reactor operator can be assessed an additional 5 percent, up to $3.8 million, or $415.3 million in total, for all 110 nuclear units. The maximum assessment is to be adjusted at least every five years to reflect inflationary changes. Based on CL&P's ownership interests in Millstone 1, 2, and 3, and Seabrook 1, CL&P's maximum liability would be $173.6 million per incident. In addition, through CL&P's power purchase contracts with the three operating Yankee regional nuclear generating companies, CL&P would be responsible for up to an additional $44.4 million per incident. Payments for CL&P's ownership interest in nuclear generating facilities would be limited to a maximum of $27.5 million per incident per year.

        Effective January 1, 1995, insurance was purchased from Nuclear Mutual Limited (NML) to cover the primary cost of repair, replacement, or decontamination of utility property resulting from insured occurrences with respect to CL&P's ownership interest in Millstone 1, 2, 3, and CY.
         All companies insured with NML are subject to retroactive assessments if losses exceed the accumulated funds available to NML.  The maximum potential assessment against CL&P with respect to losses arising during the current policy year is approximately $13 million under the NML primary property insurance program.

        Insurance has been purchased from Nuclear Electric Insurance Limited
        (NEIL) to cover: (1) certain extra costs incurred in obtaining replacement power during prolonged accidental outages with respect to CL&P's ownership interests in Millstone 1, 2, and 3, Seabrook 1, and CY; and (2) the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences with respect to CL&P's ownership interests in Millstone 1, 2, and 3, Seabrook 1, CY, MY, and VY. All companies insured with NEIL are subject to retroactive assessments if losses exceed the accumulated funds available to NEIL. The maximum potential assessments against CL&P, with respect to losses arising during current policy years are approximately $7.5 million under the replacement power policies and $32.2 million under the excess property damage, decontamination, and decommissioning policies. Although CL&P has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.

        Insurance has been purchased from American Nuclear Insurers/Mutual Atomic Energy Liability Underwriters, aggregating $200 million on an industry basis for coverage of worker claims. All participating reactor operators insured under this coverage are subject to retrospective assessments of $3.1 million per reactor. The maximum potential assessments against CL&P with respect to losses arising during the current policy period are approximately $9.2 million.




<F10E>E.PURCHASED POWER ARRANGEMENTS
        CL&P along with PSNH and WMECO purchase approximately 10 percent of their electricity requirements pursuant to long-term contracts with the Yankee companies. Under the terms of its agreements, CL&P pays its ownership share (or entitlement share) of generating costs, which include depreciation, operation and maintenance expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs are recorded as purchased power expense, and are recovered through the company's rates. CL&P's total cost of purchases under these contracts for the units that are operating amounted to $102.1 million in 1994, $112.3 million in 1993, and $103.2 million in 1992. See Note 1D, "Summary Of Significant Accounting Policies - Investments and Jointly Owned Electric Utility Plant" and Note 3, "Nuclear Decommissioning" for more information on the Yankee companies.

        CL&P has entered into various arrangements for the purchase of capacity and energy from nonutility generators. These arrangements generally have terms from 10 to 30 years, and require the company to purchase the energy at specified prices or formula rates. For the 12 months ended December 31, 1994, approximately 14 percent of system electricity requirements was met by nonutility generators. The total cost of the company's purchases under these arrangements amounted to $277.4 million in 1994, $279.8 million in 1993, and $267.3 million in 1992. These costs are eventually recovered through the company's rates.


        The estimated annual costs of CL&P's significant purchase power arrangements are as follows:

                                 1995    1996   1997   1998     1999
        -------------------------------------------------------------

                                    (Millions of Dollars)

        Yankee companies ...... $110.2  $116.0 $103.7  $123.6 $118.1
        Nonutility generators .  301.1   315.9  322.5   329.3  329.2
<F10F>F.HYDRO-QUEBEC
        Along with other New England utilities, CL&P, PSNH, WMECO, and HWP entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. CL&P is obligated to pay, over a 30-year period, its proportionate share of the annual operation, maintenance, and capital costs of these facilities, which are currently forecast to be $97.7 million for the years 1995-1999, including $21.8 million for 1995.

<F11>11.DERIVATIVE FINANCIAL INSTRUMENTS

    The company utilizes derivative financial instruments to manage well-defined interest-rate and fuel- price risks. The company does not use them for trading purposes.

    Interest-Rate Cap Contracts: CL&P has entered into interest-rate cap contracts with financial institutions in order to reduce a portion of the interest-rate risk associated with certain variable-rate tax-exempt pollution control revenue bonds. During 1994, there was one outstanding contract held by CL&P covering $340 million of variable-rate debt, with a term of three years. The contract entitles CL&P to receive from a counterparty the amounts, if any, by which the interest payments on a portion of its variable-rate tax-exempt pollution control revenue bonds exceed the J. J. Kenny High Grade Index. This contract is settled on a quarterly basis. As of December 31, 1994, CL&P had a total of $340 million in caps outstanding, with a positive mark-to-market position of approximately $3.7 million.

    Fuel Swaps: CL&P also uses fuel-swap agreements with financial institutions to hedge against fuel-price risk created by long-term negotiated energy contracts. These fuel swaps minimize exposure associated with rising fuel prices, and effectively fix CL&P's cost of fuel for these negotiated energy contracts. Under the swap agreements, CL&P exchanges monthly payments based on the differential between a fixed and variable price for the associated fuel. As of December 31, 1994, CL&P had five outstanding agreements with a total notional value of approximately $126 million, and a positive mark-to-market position of approximately $3.1 million. These swap agreements have been made with various financial institutions, each of which are rated "A" or better by Standard and Poor's rating group.

    CL&P is exposed to credit risk on both the interest-rate caps and fuel swaps if the counterparties fail to perform their obligations. However, CL&P anticipates that the counterparties will be able to fully satisfy their obligations under the contracts.


<F12>12.FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

    Cash and nuclear decommissioning trusts: The carrying amounts approximate fair value.

    SFAS 115 requires investments in debt and equity securities to be presented at fair value and was adopted by the company on a prospective basis as of January 1, 1994. As a result of the adoption of SFAS 115, the investments held in the company's nuclear decommissioning trusts decreased by approximately $3.8 million as of December 31, 1994, with a corresponding offset to the accumulated provision for depreciation. The $3.8 million decrease represents cumulative gross unrealized holding gains of $1.6 million, offset by cumulative gross unrealized holding losses of $5.4 million. There was no change in funding requirements of the trusts nor any impact on earnings as a result of the adoption of SFAS 115.

    Preferred stock and long-term debt: The fair value of CL&P's fixed rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value.



    The carrying amounts of CL&P's financial instruments and the estimated fair values are as follows:



                                             Carrying     Fair
    At December 31, 1994                      Amount      Value
    ----------------------------------------------------------------

                                                  (Thousands of Dollars)
    Preferred stock not subject to
     mandatory redemption ........       $   166,200 $   113,825

    Preferred stock subject to
     mandatory redemption ........           230,000     218,075

    Long-term debt -
      First Mortgage Bonds .......         1,300,000   1,182,894

      Other long-term debt .......           531,992     531,992

    -----------------------------------------------------------------
                                             Carrying     Fair
    At December 31, 1993                      Amount      Value
    ----------------------------------------------------------------

                                                  (Thousands of Dollars)
    Preferred stock not subject to
     mandatory redemption ........        $  166,200  $  128,826

    Preferred stock subject to
     mandatory redemption ........           230,000     240,400



    Long-term debt -
      First Mortgage Bonds .......         1,532,000   1,580,396

      Other long-term debt .......           533,442     539,518
    The fair values shown above have been reported to meet disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.


THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
---------------------------------------------------------------------




To the Board of Directors
of The Connecticut Light and Power Company:

    We have audited the accompanying consolidated balance sheets of The Connecticut Light and Power Company and Subsidiaries (a Connecticut corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1994 and 1993, and the related consolidated statements of income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Connecticut Light and Power Company and Subsidiaries as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As explained in Note 1B and 9B to the financial statements, effective January 1, 1993, The Connecticut Light and Power Company and Subsidiaries changed its methods of accounting for property taxes and postretirement benefits other than pensions.

                                          /s/Arthur Andersen LLP
                                             ARTHUR ANDERSEN LLP


Hartford, Connecticut
February 17, 1995


THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------------------------------


This section contains management's assessment of CL&P's ( the company) financial condition and the principal factors having an impact on the results of operations. The company is a wholly owned subsidiary of Northeast Utilities
(NU). This discussion should be read in conjunction with the company's financial statements and footnotes.

FINANCIAL CONDITION

OVERVIEW

Net income was approximately $198 million in 1994, as compared to approximately $191 million in 1993. The 1994 net income is higher as a result of higher retail kilowatt-hour sales, retail rate increases in 1993 and 1994, the deferral of cogeneration expenses, and reduced operation and interest costs. These increases were partially offset by lower revenues from wholesale sales. The 1993 net income was impacted by a number of one-time items, including the cumulative effect of a one-time change in the accounting for municipal property taxes, which resulted in an increase in 1993 net income of approximately
$48 million. In addition, 1993 net income reflected a decrease of approximately $10 million for the costs of the company's employee-reduction program and a decrease of approximately $15 million for disallowances in 1993 ordered in the company's retail rate case. Net income before the effects of the change in accounting for property taxes and other one-time items was approximately
$169 million in 1993.

In 1994, the company experienced its most significant retail kilowatt-hour sales growth in six years, due in large part to the beginning of an economic recovery in New England. Employment levels have risen, unemployment rates have fallen, and personal income has increased. The company's 1994 retail sales rose by
3.4 percent over 1993. Overall, weather had little effect on sales volume, with mild weather after mid-August offsetting unusually cold weather in January and hot weather in late June and July.

In 1995, the company expects little retail sales growth over 1994, primarily because of the effects of higher interest rates on the regional economy and further cutbacks in defense-related industries in Connecticut. The company estimates compounded annual sales growth of 1.4 percent from 1994 through 1999.

Competitive forces within the electric utility industry are continuing to increase due to a variety of influences, including legislative and regulatory actions, technological advances, and changes in consumer demand. The company has developed, and is continuing to develop, a number of initiatives to retain and continue to serve its existing customers and to expand its retail and wholesale customer base.

The company believes the steps it is taking including a companywide process reengineering effort, will have significant, positive effects, including reduced operating costs and improved customer service, in the next few years. The company also benefits from a diverse retail base with no significant dependence on any one retail customer or industry.

CL&P continues to operate predominantly in a state-approved franchise territory under traditional cost-of-service regulation. Retail wheeling, under which a retail customer would be permitted to select an electricity supplier and require the local electric utility to transmit the power to the customer's site, is not required in Connecticut. In 1994, Connecticut regulators reviewed the desirability of retail wheeling and determined that it was not in the best interest of the state until new generating capacity is needed, which the NU system projects to be in the year 2009. Connecticut regulators are presently studying the potential restructuring of the electric utility industry. To date, this regulatory proceeding has not progressed to the point where management can assess the impact of any potential outcome on the company.

While retail competition is not required in the company's retail service territory, competitive forces are nonetheless influencing retail pricing. These forces include competition from alternate fuels such as natural gas, competition from customer-owned generation, and regional competition for business retention and expansion. The company's retail business group continues to work with customers to address their concerns. The company has reached long-term rate agreements with many new and existing customers to gain or retain their
business.   In general, these rate agreements have terms of about five years.
Negotiated retail rate reductions for customers under rate agreements in effect for 1994 amounted to approximately $11 million. Management believes that the aggregate amount of negotiated retail rate reductions will increase in 1995 but that the related agreements will continue to provide significant benefits to the system, including the preservation of approximately 3 percent of retail revenues.

The company is also working with its regulators to address the needs of customers more widely. The company has a three-year rate agreement in effect
through June 1996.   Management  will continue to evaluate the use of agreements of this type to keep retail rates competitive.

The company acts as both a buyer and a seller of electricity in the highly competitive wholesale electricity market in the Northeastern United States (Northeast). Many of the contracts signed in the late 1980s have or will expire in the mid-1990s. Much of the revenue produced by such contracts has not been replaced through new wholesale power arrangements. As a result, wholesale power revenues fell to approximately $215 million in 1994 from approximately $268 mil-lion in 1993. Unless prices on the wholesale market improve, revenues are expected to fall still further in 1995 before stabilizing in late 1996 and 1997. Wholesale sales are made primarily to investor-owned utilities and municipal or cooperative electric systems in the Northeast. The company will be increasing its efforts to increase wholesale sales through intensified marketing efforts. The company's wholesale power marketing efforts benefit from the interconnection of the NU system's transmission system with all of the major utilities in New England, as well as with the three largest electric utilities in New York state.

RATE MATTERS

The company follows accounting principles that allow the rate treatment for certain events or transactions to be reflected. These principles may differ from the accounting principles followed by nonregulated enterprises. Regulators may permit incurred costs, which would normally be treated as expenses by nonregulated enterprises, to be deferred as regulatory assets and recovered in revenues at a later date. Regulatory assets at December 31, 1994 were approximately $1.4 billion. Based on current regulation, the company believes that its use of regulatory accounting is still appropriate.

See the "Notes to Consolidated Financial Statements," Note 1H, for further details on regulatory accounting.

CL&P's retail rates increased by approximately $47 million, or 2.04 percent, in July 1994, representing the second step of a three-year rate plan approved by the Department of Public Utility Control (DPUC) in 1993. The third step of an approximately $48 million, or 2.06 percent, increase will become effective in July 1995. CL&P's 1993 rate decision has been appealed by the Connecticut Office of Consumer Counsel and the city of Hartford. If this appeal prevails there may be revenues subject to refund, however, management believes that the possibility of the appeal prevailing is unlikely.

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

For the GUAC year ended July 31, 1995, CL&P expects to defer in excess of $50 million of GUAC fuel costs for projected nuclear performance below
72 percent.  As of December 31, 1994, CL&P has reserved approximately
$13 million against this amount based on the methodology applied by the DPUC in the previous GUAC decisions.

NUCLEAR PERFORMANCE

The composite capacity factor of the five nuclear generating units that the NU system operates - including the Connecticut Yankee (CY) nuclear unit was
67.5 percent for 1994, compared with 80.8 percent for 1993 and a 1994 national average of 73.2 percent. The lower 1994 capacity factor was primarily the result of extended refueling and maintenance outages for Millstone 1, Millstone 2, and Seabrook. CY, Seabrook, and Millstone 2 were also out of service for varying lengths of time in 1994 because of unexpected technical and operating difficulties. These difficulties included a manual shutdown of CY when both service water headers were declared inoperable, an automatic trip from 100 percent power for Seabrook when a main steam isolation valve closed during quarterly surveillance testing, and a Millstone 2 shutdown to replace a degraded lower seal on a reactor coolant pump.

On October 1, 1994, Millstone 2 was shut down for a planned 63-day refueling and maintenance outage. The outage has encountered several unexpected difficulties, which will lengthen the duration of the outage. The outage extensions were caused by a significant scope increase in service water system repairs as identified through a comprehensive inspection plan and by a need for management to exercise a deliberate approach to the conduct of work during the early portions of the outage. The outage schedule is currently under review, but the unit is not expected to return to service before April 1995. Replacement-power costs attributable to the extension of the outage for CL&P are expected to be in the range of approximately $7 million per month. These costs are deferred for future recovery through the GUAC. (See rate matters above for further discussion of the GUAC.) In addition, CL&P's operation and maintenance costs to be incurred during the outage are estimated to be $42 million, an increase of
$15 million as a result of the extension.   The recovery of these costs is
subject to prudence review in Connecticut.

The Nuclear Regulatory Commission's (NRC's) latest report for the Millstone Station noted significant weaknesses in Millstone 2's operations and maintenance. In a recent public statement in late 1994, a senior NRC official expressed disappointment with the continued weaknesses in Millstone 2's performance. The primary cause of the NRC's disappointment with Millstone 2's performance appears to be that, despite significant management attention and action over a period of years, the NRC does not believe it has seen enough objective evidence of improvement in reducing procedural noncompliance and other human errors. Management has acknowledged the basis for the NRC's concern with Millstone 2 and has been devoting increased attention to resolving these issues. Management and the NRC expect to continue to monitor closely the developments at Millstone 2.

ENVIRONMENTAL MATTERS

NU devotes substantial resources to identify and then to meet the multitude of
environmental requirements it faces.   NU has active auditing programs
addressing a variety of different regulatory requirements, including an environmental auditing program to detect and remedy noncompliance with environmental laws or regulations.

The company is potentially liable for environmental cleanup costs at a number of sites both inside and outside its service territories. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of the company. At December 31, 1994, the liability recorded by the company, amounted to approximately $7 million. These costs could rise to as much as $10 million if alternate remedies become necessary.

The company expects that the implementation of the Clean Air Act Amendments of 1990 (CAAA) as they relate to sulfur dioxide emissions will require only modest emissions reductions for the company. CL&P's exposure is minimal because of the company's investment in nuclear energy in the 1970s and 1980s and the burning of low-sulfur fuels. The CAAA requirements for emission limits for nitrogen oxides will initially be met by capital expenditures of approximately $10 million.


NUCLEAR DECOMMISSIONING


The company's estimated cost to decommission its shares of Millstone units 1, 2, and 3 and Seabrook is approximately $853 million in year-end 1994 dollars. In addition, the company's estimated cost to decommission its shares of the regional nuclear generating units is approximately $197 million. These costs are being recognized over the lives of the respective units and a portion of the costs is being recovered through rates. Yankee Atomic Electric Company (YAEC) has begun component removal activities related to the decommissioning of its nuclear facility. The company's estimated obligation to YAEC has been recorded on its Consolidated Balance Sheets. Management expects that the company will continue to be allowed to recover these costs.

The staff of the Securities and Exchange Commission has questioned certain of the current accounting practices of the electric utility industry, including this company, regarding the recognition, measurement, and classification of decommissioning costs for nuclear generating stations in the financial statements of electric utilities. The Financial Accounting Standards Board is currently reviewing the accounting for removal costs, including decommissioning. If current electric utility industry accounting practices for such decom-missioning costs are changed: (1) annual provisions for decommissioning could increase, (2) the estimated costs for decommissioning could be recorded as a liability rather than as accumulated depreciation, and (3) trust fund income from the external decommissioning trust could be reported as investment income rather than as a reduction to decommissioning expense.

See the "Notes to The Consolidated Financial Statements, " Note 3, for further information on nuclear decommissioning.


PROPERTY TAXES

CY has a significant court appeal for municipal property tax assessments in the town of Haddam, Connecticut. The central issue in this case is the fair market value of utility property. CY believes that the assessments should be based on a fair market value that approximates net book cost. This is the assessment level that taxing authorities are predominantly using throughout Connecticut. However, towns such Haddam advocate a method that approximates reproduction costs.

CY's appeal is still pending. The company estimates that, for assessments in towns such as Haddam, the change to the reproduction cost methodology could result in property valuations approximately three times greater than values
approximating net book cost.   If other towns in Connecticut adopt this
methodology, there could be a significant adverse impact on the company's future results of operations and financial condition. However, the extent to which other towns successfully adopt this methodology and any subsequent increase in the company's property tax liability cannot be determined at this time.

LIQUIDITY AND CAPITAL RESOURCES


Cash provided from operations decreased approximately $12 million in 1994, as compared with 1993, primarily due to lower recovery of replacement-power costs under the GUAC in 1994, partially offset by higher revenues from rate increases
and sales combined with lower cash operating expenses.   Cash used for financing
activities was approximately $26 million lower in 1994, as compared with 1993, primarily due to an increase in short-term debt, partially offset by higher net
reacquisitions and retirements of long-term debt.   Cash used for investments
increased $4 million in 1994, as compared with 1993.

In 1994, the company refinanced approximately $535 million of debt.   With
interest rates rising in mid-1994, much refinancing completed, and construction needs remaining modest, the focus of CL&P's financing activities will shift toward using the significant amount of cash generated by the company to retire debt and to prepare the company for an increasingly competitive business environment.

The company is obligated to meet approximately $531 million of long-term debt and preferred stock maturities and cash sinking-fund requirements during the 1995 through 1999 period, including approximately $12 million for 1995.

The company's construction program expenditures, including allowance for funds used during construction, for the period 1995 through 1999 are estimated to be approximately $717 million, including approximately $148 million for 1995. The construction program's main focus is maintaining and upgrading the existing transmission and distribution system, as well as nuclear and fossil-generating facilities. NU does not foresee the need for new major generating facilities,
at least until the year 2009.   Construction expenditures and debt sinking fund
requirements will continue to be met through internal cash generation.

CL&P entered into interest rate cap contracts to reduce a portion of the interest rate risk on certain variable-rate tax-exempt pollution control revenue
bonds.   CL&P also uses fossil fuel-swap agreements to hedge against fuel-price risk on certain long-term, negotiated energy contracts. Any premiums paid on these contracts are deferred and amortized over the life of the contracts. The differential paid or received as interest rates or fuel prices change is recognized in income when realized.

See the "Notes To Consolidated Financial Statements," Note 8, for further information on derivative financial instruments.



RESULTS OF OPERATIONS

OPERATING REVENUES

The components of the change in operating revenues for the past two years are provided in the table below.


                           CHANGE IN OPERATING REVENUES

                                INCREASE/(DECREASE)

                            1994 VS. 1993   1993 VS. 1992
--------------------------------------------------------------------
                              (MILLIONS OF DOLLARS)

Regulatory decisions           $ 38             $34
Fuel and purchased power
 cost recoveries                (45)              2
Sales volume                     40               3
Wholesale revenues              (63)              7
Other revenues                   (8)              4
                               -----            ----


Total revenue change           $(38)            $50
                               ====             ===

Operating revenues decreased approximately $38 million in 1994 from 1993. Reve-nues related to regulatory decisions increased, primarily because of the effects of the July 1993 and 1994 retail rate increases, partially offset by lower
recoveries for demand-side-management costs.   Fuel and purchased power cost
recoveries decreased primarily due to lower GUAC recoveries.   Sales volume
increased as a result of higher retail sales from an improving economy. Retail sales increased 3.4 percent in 1994 from 1993 sales levels. Wholesale revenues decreased primarily due to the expiration in late 1993 and 1994 of some significant capacity sales contracts.

Operating revenues increased approximately $50 million in 1993 from 1992. Revenues related to regulatory decisions increased, primarily because of the effects of the June 1993 retail rate increase for CL&P and higher recoveries for
demand-side-management costs.   Retail sales were essentially flat in 1993.



FUEL, PURCHASED AND NET INTERCHANGE POWER

Fuel, purchased and net interchange power decreased approximately $89 million in 1994, as compared with 1993, primarily due to lower recognition of replacement-power fuel costs in 1994, partially offset by a higher level of outside energy purchases from other utilities in 1994.

Fuel, purchased and net interchange power increased approximately $59 million in 1993, as compared with 1992, primarily due to the timing in the recognition of fuel expenses under the provisions of CL&P's fuel adjustment clauses, and 1993 disallowances of replacement-power costs as a result of regulatory reviews in Connecticut, partially offset by lower outside purchases due to better nuclear performance in 1993.



OTHER OPERATION AND MAINTENANCE EXPENSES

Other operation and maintenance expenses decreased approximately $21 million in 1994, as compared with 1993, primarily due to higher costs in 1993 associated with early retirement programs, lower 1994 payroll and benefit costs, lower fossil-unit costs and lower capacity charges from the regional nuclear generating units, partially offset by higher 1994 costs associated with the operation and maintenance activities of the nuclear units and higher reserves for excess/obsolete inventory at the nuclear and fossil units in 1994.


Other operation and maintenance expenses increased approximately $19 million in 1993, as compared with 1992, primarily due to the 1993 costs associated with an employee-reduction program ($24 million) and higher 1993 postretirement benefit costs, partially offset by lower costs associated with the operation and maintenance activities of the nuclear units.

DEPRECIATION EXPENSES

Depreciation expenses increased approximately $11 million in 1994, as compared to 1993, primarily as a result of higher depreciable plant balances, higher average depreciation rates, and higher decommissioning collections.

Depreciation expenses increased $10 million in 1993, as compared to 1992, primarily as a result of higher depreciation rates and higher depreciable plant balances.

AMORTIZATION OF REGULATORY ASSETS, NET

Amortization of regulatory assets, net decreased approximately $35 million in 1994, as compared with 1993, primarily because of the deferral of cogeneration expenses beginning in July 1994 as allowed under the 1993 retail rate decision and lower 1994 expenses associated with the recovery of Hydro-Quebec support payments, partially offset by higher 1994 amortization of Millstone 3 and Seabrook phase-in costs.

Amortization of regulatory assets, net increased approximately $39 million in 1993, as compared to 1992, primarily because of higher amortization of Millstone 3 and Seabrook phase-in costs, the gross-up of taxes due to a required change in the accounting for income taxes, and the amortization of costs paid to the developers of two wood-to-energy plants as allowed in the 1993 rate decision.

FEDERAL AND STATE INCOME TAXES

Federal and state income taxes increased approximately $46 million in 1994, as compared with 1993, primarily because of higher taxable income.

Federal and state income taxes decreased approximately $21 million in 1993, as compared with 1992, primarily because of lower taxable income and higher investment tax credits, partially offset by an increase in flow-through depreciation.

DEFERRED NUCLEAR PLANTS RETURN

Deferred nuclear plants return decreased approximately $17 million in 1994, as compared with 1993, primarily because additional Millstone 3 investment was phased into rates in 1994.

Deferred nuclear plants return decreased approximately $11 million in 1993, as compared with 1992, primarily because additional Millstone 3 investment was phased into rates in 1993.



OTHER INCOME, NET


Other income, net increased approximately $6 million in 1994, as compared with 1993, and decreased approximately $8 million in 1993, as compared with 1992, primarily because of the 1993 allocation to customers of a portion of the property tax accounting change as ordered in the 1993 CL&P rate decision.

INTEREST CHARGES

Interest on long-term debt decreased approximately $14 million in 1994, as compared with 1993, primarily because of lower average interest rates as a result of refinancing activities and lower 1994 debt levels.

Interest on long-term debt decreased approximately $17 million in 1993, as compared with 1992, primarily because of lower average interest rates as a result of substantial refinancing activities.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE

The cumulative effect of the accounting change of approximately $48 million in 1993 represents the one-time change in the method of accounting for municipal property tax expense recognized in the first quarter of 1993.

THE CONNECTICUT LIGHT AND POWER COMPANY

------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
------------------------------------------------------------------------------
                       1994        1993         1992       1991        1990
------------------------------------------------------------------------------

                                     (Thousands of Dollars)

Operating Revenues  $2,328,052  $2,366,050  $2,316,451  $2,275,737  $2,170,087

Operating Income....   282,159     240,095     287,811     323,835     320,641

Net Income..........   198,288     191,449(a)  206,714     240,818     224,783

Cash Dividends on
  Common Stock......   159,388     160,365     164,277     172,587     179,921

Total Assets........ 6,217,457   6,397,405   5,582,831   5,338,466   5,176,809
Long-Term Debt*..... 1,823,690   2,057,280   2,087,936   2,023,268   2,101,334
Preferred Stock Not
 Subject to Mandatory
 Redemption.........   166,200     166,200     231,196     306,195     306,195
Preferred Stock
 Subject to Mandatory
 Redemption*........   230,000     230,000     200,000     141,892     146,892
Obligations Under
 Capital Leases*....   175,969     177,418     197,404     208,924     233,919


* Includes portions due within one year.


(a) Includes the cumulative effect of a change in accounting for municipal property tax expense, which increased earnings for common shares by $47.7 million.

------------------------------------------------------------------------
STATEMENTS OF QUARTERLY FINANCIAL DATA (UNAUDITED)
------------------------------------------------------------------------

                                        Quarter Ended
                      -------------------------------------------------

1994                     March 31  June 30    September 30December 31
---------------------------------------------------------------------

                                       (Thousands of Dollars)


Operating Revenues..    $619,815  $551,135      $598,706   $558,396
                        ========  ========      ========   ========

Operating Income....   $  88,796 $  58,190     $  73,640  $  61,533
                       ========= =========     =========  =========

Net Income..........   $  68,590 $  39,162     $  50,191  $  40,345
                       ========= =========     =========  =========

1993
------------------------------------------------------------------------


Operating Revenues..    $627,134  $559,894      $604,343   $574,679
                        ========  ========      ========   ========



Operating Income....   $  67,201 $  47,775     $  58,321  $  66,798
                       ========= =========     =========  =========

Net Income..........   $  91,596 $  13,775     $  39,068  $  47,010
                       ========= =========     =========  =========



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

------------------------------------------------------------------------
STATISTICS
------------------------------------------------------------------------


         Gross Electric              Average
          Utility Plant              Annual
          December 31,               Use Per      Electric
         (Thousands of  kWh Sales   Residential   Customers   Employees
            Dollars)    (Millions) Customer(kWh)  (Average) (December 31,)
--------------------------------------------------------------------------


1994      $6,327,967     26,975       8,775       1,086,400      2,587
1993       6,214,401     26,107       8,519       1,078,925      2,676
1992       6,100,682     25,809       8,501       1,075,425      3,028
1991       5,986,271     24,992       8,435       1,069,912      3,364
1990       5,881,500     25,039       8,434       1,064,695      3,517