Form 10-K, Exhibit 13
CONNECTICUT LIGHT & POWER CO; NORTHEAST UTILITIES; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1995-03-27
CIK 23426, 72741, 106170, 315256, 880416

Exhibit 13.3





                               1994


                  ANNUAL REPORT TO STOCKHOLDERS















              WESTERN MASSACHUSETTS ELECTRIC COMPANY
              --------------------------------------



                        1994 Annual Report

              Western Massachusetts Electric Company
                              Index



Contents                                                      Page
--------                                                      ----


Balance Sheets.....................................            1-2

Statements of Income...............................             3

Statements of Cash Flows...........................             4

Statements of Common Stockholder's Equity..........             5

Notes to Financial Statements......................           6-25

Report of Independent Public Accountants...........            26

Management's Discussion and Analysis of Financial
 Condition and Results of Operations...............           27-32

Selected Financial Data............................            33

Statements of Quarterly Financial Data.............            33

Statistics.........................................            34

Preferred Stockholder and Bondholder Information...        Back Cover



WESTERN MASSACHUSETTS ELECTRIC COMPANY

BALANCE SHEETS

------------------------------------------------------------------------------------
At December 31,                                                 1994         1993
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric................................................  $1,214,326   $1,183,410

     Less: Accumulated provision for depreciation.........     425,019      395,190
                                                            -----------  -----------
                                                               789,307      788,220
  Construction work in progress...........................      19,187       23,790
  Nuclear fuel, net.......................................      38,000       35,727
                                                            -----------  -----------
      Total net utility plant.............................     846,494      847,737
                                                            -----------  -----------

Other Property and Investments:
  Nuclear decommissioning trusts, at market in 1994 and
   at cost in 1993 (Note 12)<F12>.........................      56,123       49,155
  Investments in regional nuclear generating
   companies, at equity...................................      14,927       14,633
  Other, at cost..........................................       3,941        3,840
                                                            -----------  -----------
                                                                74,991       67,628
                                                            -----------  -----------
Current Assets:
  Cash....................................................         105          185
  Notes receivable from affiliated companies..............       8,750         -
  Receivables, less accumulated provision for
    uncollectible accounts of $2,032,000 in 1994
    and $1,997,000 in 1993................................      35,427       36,437
  Accounts receivable from affiliated companies...........       1,108        4,972
  Accrued utility revenues................................      15,766       17,362
  Fuel, materials, and supplies, at average cost..........       4,829        7,057
  Prepayments and other...................................       9,215        9,613
                                                            -----------  -----------
                                                                75,200       75,626
                                                            -----------  -----------
Deferred Charges:
  Regulatory assets (Note 1H)<F1H>........................     184,226      210,647
  Unamortized debt expense................................       1,733        1,842
  Other...................................................         974        1,162
                                                            -----------  -----------
                                                               186,933      213,651
                                                            -----------  -----------






      Total Assets........................................  $1,183,618   $1,204,642
                                                            ===========  ===========


The accompanying notes are an integral part of these financial statements.


WESTERN MASSACHUSETTS ELECTRIC COMPANY

BALANCE SHEETS

------------------------------------------------------------------------------------
At December 31,                                                 1994         1993
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock--$25 par value. Authorized and
     outstanding 1,072,471 shares in 1994 and 1993........  $   26,812   $   26,812
  Capital surplus, paid in................................     149,683      149,319
  Retained earnings.......................................     111,586       97,627
                                                            -----------  -----------
           Total common stockholder's equity..............     288,081      273,758
  Cumulative preferred stock--
    $100 par value--authorized 1,000,000 shares;
    outstanding 200,000 shares in 1994 and 1993;
    $25 par value--authorized 3,600,000 shares;
    outstanding 2,927,000 shares in 1994
    3,220,000 shares in 1993
    Not subject to mandatory redemption (Note 5)<F5>......      68,500       73,500
    Subject to mandatory redemption (Note 6)<F6>..........      24,000       25,500
  Long-term debt (Note 7)<F7>.............................     345,669      393,232
                                                            -----------  -----------
           Total capitalization...........................     726,250      765,990
                                                            -----------  -----------
Obligations Under Capital Leases..........................      23,852       24,014
                                                            -----------  -----------
Current Liabilities:
  Notes payable to banks..................................        -           6,000
  Long-term debt and preferred stock--current
   portion................................................      34,975        1,500
  Obligations under capital leases--current
   portion................................................      12,945       12,888
  Accounts payable........................................      20,396       17,493
  Accounts payable to affiliated companies................      17,352       12,016
  Accrued taxes...........................................       5,160        7,022
  Accrued interest........................................       6,702        6,478
  Refundable energy costs.................................        -           8,676
  Other...................................................       7,584       11,727
                                                            -----------  -----------
                                                               105,114       83,800
                                                            -----------  -----------
Deferred Credits:
  Accumulated deferred income taxes (Note 1I)<F1I>........     253,821      253,547
  Accumulated deferred investment tax credits.............      27,822       36,083
  Deferred contract obligation--YAEC (Note 3)<F3>.........      28,572       24,150
  Other...................................................      18,187       17,058
                                                            -----------  -----------
                                                               328,402      330,838
                                                            -----------  -----------

Commitments and Contingencies (Note 10)<F10>

           Total Capitalization and Liabilities...........  $1,183,618   $1,204,642
                                                            ===========  ===========


The accompanying notes are an integral part of these financial statements.


WESTERN MASSACHUSETTS ELECTRIC COMPANY

STATEMENTS OF INCOME

------------------------------------------------------------------------------
For the Years Ended December 31,                    1994      1993      1992
------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
Operating Revenues.............................. $421,477  $415,055  $410,720
                                                 --------- --------- ---------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power..   67,365    67,781    86,356
     Other......................................  130,683   142,273   126,060
  Maintenance...................................   35,430    34,259    39,303
  Depreciation..................................   36,885    35,751    34,257
  Amortization of regulatory assets.............   29,118    29,700    26,321
  Federal and state income taxes (Note 8)<F8>...   33,540    28,173    20,926
  Taxes other than income taxes.................   18,403    17,051    16,984
                                                 --------- --------- ---------
        Total operating expenses................  351,424   354,988   350,207
                                                 --------- --------- ---------
Operating Income................................   70,053    60,067    60,513
                                                 --------- --------- ---------
Other Income:
  Deferred Millstone 3 return--other
    funds (Note 1K)<F1K>........................      761     1,439     2,119
  Equity in earnings of regional nuclear
    generating companies........................    2,031     1,680     2,170
  Other, net....................................    2,926     2,966     2,628
  Income taxes--credit..........................      816       304       810
                                                 --------- --------- ---------
        Other income, net.......................    6,534     6,389     7,727
                                                 --------- --------- ---------
        Income before interest charges..........   76,587    66,456    68,240
                                                 --------- --------- ---------
Interest Charges:
  Interest on long-term debt....................   27,678    29,979    31,694
  Other interest................................       21       881       469
  Deferred Millstone 3 return--borrowed
    funds (Note 1K)<F1K>........................     (569)   (1,076)     (945)
                                                 --------- --------- ---------
        Interest charges, net...................   27,130    29,784    31,218
                                                 --------- --------- ---------
Income before cumulative effect of
  accounting change.............................   49,457    36,672    37,022
Cumulative effect of accounting change
  (Note 1B)<F1B>................................     -        3,922       -
                                                 --------- --------- ---------
Net Income...................................... $ 49,457  $ 40,594  $ 37,022
                                                 ========= ========= =========

The accompanying notes are an integral part of these financial statements.


WESTERN MASSACHUSETTS ELECTRIC COMPANY
STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                  1994        1993        1992
-------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)
Cash Flows From Operating Activities:
  Net Income................................................  $   49,457  $   40,594  $   37,022
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation............................................      36,885      35,751      34,257
    Deferred income taxes and investment tax credits, net...      10,256         918        (785)
    Deferred return - Millstone 3, net of amortization......      13,427      12,252       9,110
    Recoverable energy costs, net of amortization...........      (8,622)      7,316       2,999
    Other sources of cash...................................      25,967      26,765      26,591
    Other uses of cash......................................     (23,701)     (2,698)     (1,654)
  Changes in working capital:
    Receivables and accrued utility revenues................       6,470      (3,728)     12,288
    Fuel, materials, and supplies...........................       2,228       1,944         490
    Accounts payable........................................       8,239      (2,078)     (5,355)
    Accrued taxes...........................................      (1,862)     (3,248)       (295)
    Other working capital (excludes cash)...................      (2,991)      2,433       1,932
                                                              ----------- ----------- -----------
Net cash flows from operating activities....................     115,753     116,221     116,600
                                                              ----------- ----------- -----------
Cash Flows From Financing Activities:
  Issuance of long-term debt................................      90,000     113,800      85,000
  Net decrease in short-term debt...........................      (6,000)    (35,500)     (3,250)
  Reacquisitions and retirements of long-term debt..........    (104,169)   (114,270)    (94,167)
  Reacquisitions and retirements of preferred stock.........      (7,325)     (1,500)    (15,002)
  Cash dividends on preferred stock.........................      (5,897)     (5,259)     (7,485)
  Cash dividends on common stock............................     (29,514)    (28,785)    (29,536)
                                                              ----------- ----------- -----------
Net cash flows used for financing activities................     (62,905)    (71,514)    (64,440)
                                                              ----------- ----------- -----------
Investment Activities:
  Investment in plant:
    Electric utility plant..................................     (32,680)    (34,592)    (46,061)
    Nuclear fuel............................................      (4,928)     (2,926)      1,003
                                                              ----------- ----------- -----------
  Net cash flows used for investments in plant..............     (37,608)    (37,518)    (45,058)
  NU System Money Pool......................................      (8,750)       -           -
  Other investment activities, net..........................      (6,570)     (7,169)     (7,101)
                                                              ----------- ----------- -----------
Net cash flows used for investments.........................     (52,928)    (44,687)    (52,159)
                                                              ----------- ----------- -----------
Net (Decrease) Increase In Cash For The Period..............         (80)         20           1
Cash - beginning of period..................................         185         165         164
                                                              ----------- ----------- -----------
Cash - end of period........................................  $      105  $      185  $      165
                                                              =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized during construction..  $   25,174  $   27,277  $   30,758
                                                              =========== =========== ===========
  Income taxes..............................................  $   30,040  $   21,200  $   17,711
                                                              =========== =========== ===========
Increase in obligations:
  Niantic Bay Fuel Trust....................................  $   12,237  $    9,369  $    7,224
                                                              =========== =========== ===========

TThe accompanying notes are an integral part of these financial statements.





WESTERN MASSACHUSETTS ELECTRIC COMPANY

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

---------------------------------------------------------------------------------------
                                                       Capital     Retained
                                            Common     Surplus,    Earnings
                                             Stock     Paid In       (a)        Total
---------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Balance at January 1, 1992...............  $26,812    $148,696    $ 91,708    $267,216

    Net income for 1992..................                           37,022      37,022
    Cash dividends on preferred
      stock..............................                           (7,485)     (7,485)
    Cash dividends on common stock.......                          (29,536)    (29,536)
    Loss on the retirement of preferred
      stock..............................                             (632)       (632)
    Capital stock expenses, net..........                  330                     330
                                           --------   ---------   ---------   ---------
Balance at December 31, 1992.............   26,812     149,026      91,077     266,915

    Net income for 1993..................                           40,594      40,594
    Cash dividends on preferred
      stock..............................                           (5,259)     (5,259)
    Cash dividends on common stock.......                          (28,785)    (28,785)
    Capital stock expenses, net..........                  293                     293
                                           --------   ---------   ---------   ---------
Balance at December 31, 1993.............   26,812     149,319      97,627     273,758

    Net income for 1994..................                           49,457      49,457
    Cash dividends on preferred
      stock..............................                           (5,897)     (5,897)
    Cash dividends on common stock.......                          (29,514)    (29,514)
    Loss on retirement of preferred
      stock..............................                              (87)        (87)
    Capital stock expenses, net..........                  364                     364
                                           --------   ---------   ---------   ---------
Balance at December 31, 1994.............  $26,812    $149,683    $111,586    $288,081
                                           ========   =========   =========   =========


(a) The company has dividend restrictions imposed by its long-term debt agreements. At December 31, 1994, these restrictions totaled approximately $21.5 million.


The accompanying notes are an integral part of these financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<F1A>   A.  GENERAL
        Western Massachusetts Electric Company (WMECO or the company), The Connecticut Light and Power Company (CL&P), Holyoke Water Power Company
        (HWP), Public Service Company of New Hampshire (PSNH), and North Atlantic Energy Corporation (NAEC) are the operating subsidiaries comprising the Northeast Utilities system (the system) and are wholly owned by Northeast Utilities (NU).

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

<F1B>   B.  CHANGE IN ACCOUNTING FOR PROPERTY TAXES
        WMECO adopted a one-time change in the method of accounting for municipal property tax expense for its Connecticut properties. Most municipalities in Connecticut assess property values as of October 1. Before January 1, 1993, WMECO accrued Connecticut property tax expense over the period October 1 through September 30 based on the lien-date method. In the first quarter of 1993, WMECO changed its method of accounting for Connecticut municipal property taxes to recognize the expense from July 1 through June 30, to match the payments and the services provided by the municipalities. This one-time change increased earnings for common shares by approximately $3.9 million.

<F1C>   C.  RECLASSIFICATIONS
        Certain classifications of prior years' data have been made to conform with the current year's presentation.

<F1D>   D.  INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
        Regional Nuclear Generating Companies: WMECO owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with the company's ownership interests, are:

         Connecticut Yankee Atomic Power Company (CY) .... 9.5%
         Yankee Atomic Electric Company (YAEC) ........... 7.0
         Maine Yankee Atomic Power Company (MY) .......... 3.0
         Vermont Yankee Nuclear Power Corporation (VY) ... 2.5


        WMECO's investments in the Yankee companies are accounted for on the equity basis due to the company's ability to exercise significant influence over their operating and financial policies. The electricity produced by the facilities is committed to the participants substantially on the basis of their ownership interests and is billed pursuant to contractual agreements. Under ownership agreements with the Yankee companies, WMECO may be asked to provide direct or indirect financial support for one or more of the companies. For more information on these agreements, see Note 10E, "Commitments and Contingencies - Purchased Power Arrangements."

        The YAEC nuclear power plant was shut down permanently on February 26, 1992. For more information on the Yankee companies, see Note 3, "Nuclear Decommissioning."

        Millstone 1: WMECO has a 19 percent joint-ownership interest in Millstone 1, a 660-megawatt (MW) nuclear generating unit. As of December 31, 1994 and 1993, plant-in-service included approximately $87.0 million and $77.6 million, respectively, and the accumulated provision for depreciation included approximately $31.4 million and $30.5 million, respectively, for WMECO's share of Millstone 1. WMECO's share of Millstone 1 expenses is included in the corresponding operating expenses on the accompanying Statements Of Income.
        Millstone 2: WMECO has a 19 percent joint-ownership interest in Millstone 2, an 870-MW nuclear generating unit. As of December 31, 1994 and 1993, plant-in-service included approximately $159.2 million and $158.1 million, respectively, and the accumulated provision for depreciation included approximately $40.4 million and $34.8 million, respectively, for WMECO's share of Millstone 2. WMECO's share of Millstone 2 expenses is included in the corresponding operating expenses on the accompanying Statements Of Income.

        Millstone 3: WMECO has a 12.24 percent joint-ownership interest in Millstone 3, an 1,154-MW nuclear generating unit. As of December 31, 1994 and 1993, plant-in-service included approximately $376.1 million and $375.5 million, respectively, and the accumulated provision for depreciation included approximately $83.2 million and $72.9 million, respectively, for WMECO's proportionate share of Millstone 3. WMECO's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Statements Of Income.

<F1E>   E.  DEPRECIATION
        The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. For nuclear production plants, the costs of removal, less salvage, that have been funded through external decommissioning trusts will be paid with funds from the trusts and charged to the accumulated reserve for decommissioning included in the accumulated provision for depreciation over the expected service life of the plants. See Note 3, "Nuclear Decommissioning," for additional information.

        The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.1 percent in 1994 and 1993, and 3.0 percent in 1992.

<F1F>   F.  PUBLIC UTILITY REGULATION
        NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering inter-connections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The company is subject to further regulation for rates, accounting, and other matters by the FERC and the Massachusetts Department of Public Utilities (DPU).

<F1G>   G.  REVENUES
        Other than fixed-rate agreements negotiated with certain wholesale, industrial, and commercial customers, utility revenues are based on authorized rates applied to each customer's use of electricity. Rates can be changed only through a formal proceeding before the appropriate regulatory commission. At the end of each accounting period, WMECO accrues an estimate for the amount of energy delivered but unbilled.

<F1H>   H.  REGULATORY ACCOUNTING
        WMECO follows accounting policies that reflect the impact of the rate treatment of certain events or transactions that differ from generally accepted accounting principles for those events or transactions
        followed by nonregulated enterprises.   Under regulatory accounting,
        assuming that future revenues are expected to be sufficient to provide recovery, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered in revenues at a later date. Regulatory accounting is unique in that the actions of a regulator can provide reasonable assurance of the existence of an asset. Regulators, through their actions, may also reduce or eliminate the value of an asset, or create a liability. If the economic entity no longer comes under the jurisdiction of a regulator or external forces, such as a move to a competitive environment, effectively limiting the influence of cost-of-service based rate regulation, the entity may be forced to abandon regulatory accounting, requiring a reexamination and potential write-off of net regulatory assets. WMECO continues to be subject to cost-of-service based rate regulation. Based on current regulation, WMECO believes that its use of regulatory accounting is still appropriate.

        The components of regulatory assets are as follows:
        At December 31,                               1994      1993
        --------------------------------------------------------------

                                                     (Thousands of Dollars)

        Income taxes, net (Note 1I) ..........    $ 86,357   $ 94,414
        Unrecovered contract obligation -
          YAEC (Note 3) ......................      28,572     24,150
        Amortizable property investment -
          Milstone 3( Note 1K) ...............      16,800     28,001
        Recoverable energy costs (Note 1J) ...       8,324      8,908
        Deferred costs - Millstone 3 (Note 1K)       7,836     22,667
        Other ................................      36,337     32,507
                                                  --------   --------

                                                  $184,226   $210,647
                                                  ========   ========

<F1I>   I.  INCOME TAXES
        The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. See Note 8, "Income Tax Expense," for the components of income tax expense.

        In 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 supersedes previously issued income tax accounting standards. WMECO adopted SFAS 109, on a prospective basis during the first quarter of 1993, and increased the net deferred tax obligation by $249.3 million at that time. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, WMECO also established a regulatory asset.

        The tax effect of temporary differences which give rise to the accumulated deferred tax obligation are as follows:


        At December 31,                          1994       1993
        -------------------------------------------------------------

                                               (Thousands of Dollars)
        Accelerated depreciation and other
          plant-related differences ........    $214,485    $205,030

        Regulatory assets - income tax gross up   34,084      37,258

        Other ..............................       5,252      11,259
                                                --------    --------

                                                $253,821    $253,547
                                                ========    ========

<F1J>   J.  RECOVERABLE ENERGY COSTS
        In Massachusetts, all retail fuel costs are collected on a current basis by means of a separate fuel-charge billing rate. As permitted by the DPU, WMECO defers the difference between forecasted and actual fuel cost recoveries until it is recovered or refunded quarterly under a retail fuel adjustment clause. Massachusetts law requires the establishment of an annual performance program related to fuel procurement and use. The program establishes performance standards for plants owned and operated by WMECO or plants in which WMECO has a life-of-unit contract. Therefore, revenues collected under WMECO's retail fuel adjustment clause are subject to refund pending review by the DPU.
         To date, there have been no significant adjustments as a result of this program.

        Under the Energy Policy Act of 1992 (Energy Act), WMECO is assessed for its proportionate shares of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost. WMECO has begun to recover these costs. At December 31, 1994, WMECO's D&D assessment was $8.3 million.

<F1K>   K.  MILLSTONE 3
        As of December 31, 1991, all of WMECO's recoverable investment in Millstone 3 was in rate base. Beginning in 1986, the DPU has permitted WMECO to recover the portion of its Millstone 3 investment representing the amount currently determined to be "unuseful" by the DPU ($16.8 million at December 31, 1994), over a ten-year period, without earning a return. On June 30, 1987, WMECO also began recovering the deferred return, including carrying charges, on the recoverable but not yet phased-in portion of its investment in Millstone 3. This recovery is taking place over a nine-year period. As of December 31, 1994, $77.6 million of the deferred return, including carrying charges, has been recovered, and $7.8 million of the deferred return, including carrying charges, remains to be recovered over the period ending June 30, 1995.

<F1L>   L.  DERIVATIVE FINANCIAL INSTRUMENTS
        The company utilizes interest-rate caps to manage well-defined interest-rate risks. Premiums paid for purchased interest-rate cap agreements are amortized to interest expense over the terms of the caps. Unamortized premiums are included in deferred charges. Amounts receivable under cap agreements are accrued as a reduction of interest expense. Any material unrealized gains or losses on interest-rate caps will be deferred until realized. For further information on derivatives, see Note 11, "Derivative Financial Instruments."

<F1M>   M.  SPENT NUCLEAR FUEL DISPOSAL COSTS
        Under the Nuclear Waste Policy Act of 1982, WMECO must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983 are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment may be made anytime prior to the first delivery of spent fuel to the DOE, which may be as early as 1998. Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1994, fees due to the DOE for the disposal of prior-period fuel were approximately $33.2 million, including interest costs of $17.6 million. As of December 31, 1994, all fees had been collected through rates.

<F2>2.  LEASES

    WMECO and CL&P have entered into the Niantic Bay Fuel Trust (NBFT) capital lease agreement to finance up to $530 million of nuclear fuel for Millstone 1 and 2 and their share's of the nuclear fuel for Millstone 3. WMECO and CL&P make quarterly lease payments for the cost of nuclear fuel consumed in the reactors (based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided) plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, ownership of the nuclear fuel transfers to WMECO and CL&P.
    WMECO has also entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options. The rental payments that have been charged to operating expense are provided on the next page:

                                       Capital     Operating
             Year                      Leases       Leases
             ----                   ------------  ----------


             1994 ...........       $13,594,000   $6,485,000
             1993 ...........        17,280,000    6,367,000
             1992 ...........        13,799,000    7,263,000

    Interest included in capital lease rental payments was $1,845,000 in 1994, $2,090,000 in 1993, and $2,895,000 in 1992.

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

    Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1994, are as follows:

           Year                           Operating Leases
           ----                           ----------------

                                       (Thousands of Dollars)


          1995 .....................        $  4,800
          1996 .....................           4,400
          1997 .....................           4,100
          1998 .....................           3,200
          1999 .....................           3,000
          After 1999 ...............          32,000
                                            --------


          Future minimum lease payments      $51,500
                                             =======

<F3>3.  NUCLEAR DECOMMISSIONING

    The company's 1992 decommissioning study concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the three Millstone units. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, technology, and inflation.

    The estimated cost of decommissioning WMECO's ownership share of Millstone 1, 2, and 3, in year-end 1994 dollars, is $78.1 million, $62.7 million, and $54.9 million, respectively. These estimated costs have been levelized and assumed after-tax earnings on the Millstone decommissioning fund of 6.5 percent. Future escalation rates in decommissioning costs for the Millstone units are assumed. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Statements Of Income. Nuclear decommissioning costs amounted to $4.8 million in 1994, $4.6 million in 1993 and 1992. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Balance Sheets. At December 31, 1994, the balance in the accumulated reserve for decommissioning amounted to $56.1 million. See "Nuclear Decommissioning" in the Management's Discussion and Analysis for a discussion of changes being considered by the FASB relating to accounting for decommissioning costs.

    WMECO has established independent decommissioning trusts for its portion of the costs of decommissioning Millstone 1, 2, and 3. As of December 31, 1994, WMECO has collected, through rates, $42.4 million toward the future decommissioning costs of its share of the Millstone units, all of which has been transferred to external decommissioning trusts. Earnings on the decommissioning trusts increase the decommissioning trust balance and the accumulated reserve for decommissioning. Due to WMECO's adoption, effective January 1, 1994, of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, unrealized gains and losses associated with the decommissioning trusts also impact the balance of the trusts and the accumulated reserve for decommissioning.

    Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement, would change decommissioning cost estimates. WMECO attempts to recover sufficient amounts through its allowed rates to cover their expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of the company. Because allowances for decommissioning have increased significantly in recent years, customers in future years may need to increase their payments to offset the effects of any insufficient rate recoveries in previous years.

    WMECO, along with other New England utilities, has equity investments in the four Yankee companies. Each Yankee company owns a single nuclear generating unit. WMECO's ownership share of estimated costs, in year-end 1994 dollars, of decommissioning CY, MY, and VY are $34.4 million, $10.1 million, and $8.2 million, respectively. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of the cost of power by WMECO.

    YAEC has begun component-removal activities related to decommissioning of its nuclear facility. In June 1992, YAEC filed a rate filing to obtain FERC authorization to collect the closing and decommissioning costs and to recover the remaining investment in the YAEC nuclear power plant over the remaining period of the plant's Nuclear Regulatory Commission (NRC) operating license. The bulk of these costs has been agreed to by the YAEC joint owners and approved, as a settlement, by FERC. In October 1994, YAEC submitted a revised decommissioning cost estimate as part of its decommissioning plan with the NRC. Following the receipt of NRC approval, this estimate will be filed with the FERC. The revised estimate increased WMECO's ownership share of decommissioning YAEC's nuclear facility by approximately $6.6 million in January 1, 1994 dollars. At December 31, 1994, the estimated remaining costs including decommissioning amounted to $408.2 million, of which WMECO's share was approximately $28.6 million. Management expects that WMECO will continue to be allowed to recover such FERC-approved costs from its customers. Accordingly, WMECO has recognized these costs as a regulatory asset, with a corresponding obligation, on its Balance Sheets.

<F4>4.  SHORT-TERM DEBT

    The system companies have various revolving credit lines totaling $485 million. NU, CL&P, WMECO, HWP, NNECO, and The Rocky River Realty Company
    (RRR) have established a revolving-credit facility with a group of 16 banks. Under this facility, the participating companies may borrow up to an aggregate of $360 million. Individual borrowing limits as of January 1, 1995 were $150 million for NU, $325 million for CL&P, $60 million for WMECO, $5 million for HWP, $50 million for NNECO, and $22 million for RRR.
     The system companies may borrow funds on a short-term revolving basis using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby-loan rates are based upon several alternative variable rates. The system companies are obligated to pay a facility fee of 0.20 percent per annum of each bank's total commitment under the three-year portion of the facility, representing 75 percent of the total facility, plus 0.135 percent per annum of each bank's total commitment under the 364-day portion of the facility, representing 25 percent of the total facility. At December 31, 1994, there were $30.0 million of borrowings under the facility, all of which had been borrowed by other system companies.

    The weighted average interest rate on notes payable to banks outstanding on December 31, 1993 was 3.3 percent.

    Certain subsidiaries of NU, including WMECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies.
     Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU's parent's original borrowing. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. At December 31, 1994 and 1993, WMECO had no outstanding borrowings from the Pool.

    Maturities of WMECO's short-term debt obligations are for periods of three months or less.

    The amount of short-term borrowings that may be incurred by the company is subject to periodic approval by the SEC under the 1935 Act. In addition, the charter of WMECO contains provisions restricting the amount of short-term borrowings. Under the SEC and/or charter restrictions, the company was authorized, as of January 1, 1995, to incur short-term borrowings up to a maximum of $60 million.

<F5>5.  PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION
    Details of preferred stock not subject to mandatory redemption are:

                   December 31,  Shares
                       1994    Outstanding
                    RedemptionDecember 31,         December 31,
                                             -----------------------

 Description          Price       1994      1994      1993     1992
 --------------------------------------------------------------------

                                              (Thousands of Dollars)

 7.72% Series B of 1971 $103.51   200,000   $20,000 $20,000   $20,000
 1988 Adjustable
   Rate DARTS             25.00 1,940,000    48,500  53,500    53,500
                                            -------  ------    ------

 Total preferred stock not
   subject to mandatory
   redemption ........                      $68,500 $73,500   $73,500
                                            ======= =======   =======

    All or any part of each outstanding series of preferred stock may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption.

<F6>6.  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

    Details of preferred stock subject to mandatory redemption are:



                  December 31,  Shares            December 31,
                      1994    Outstanding ------------------------
                   Redemption December 31,
 Description        Price*       1994      1994      1993     1992
 --------------------------------------------------------------------
                                              (Thousands of Dollars)

 7.60% Series of 1987 $26.02    987,000    $24,675 $27,000   $28,500

 Less preferred stock to be
  redeemed within one year,
  net of reacquired stock       27,000         675   1,500     1,500
                                           ------- -------   -------

 Total preferred stock subject
   to mandatory  redemption                $24,000 $25,500   $27,000
                                           ======= =======   =======

    *Redemption price reduces in future years.

    The minimum sinking-fund provisions of the 1987 Series subject to mandatory redemption at December 31, 1994, for the years 1995 through 1999, are $1.5 million per year. In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If the company is in arrears in the payment of dividends on any outstanding shares of preferred stock, the company would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. All or part of the 7.60% Series of 1987 may be redeemed by the company at any time at an established redemption price plus accrued dividends to the date of redemption.



<F7>7.  LONG-TERM DEBT

    Details of long-term debt outstanding are:

    December 31,                                  1994      1993
    ----------------------------------------------------------------
                                              (Thousands of Dollars)
    First Mortgage Bonds:
      9 1/4%     Series U, .......due 1995    $  34,300 $  34,650
      5 3/4%     Series F, .......due 1997       14,850    15,000
      7 3/8%     Series H, .......due 1998         -       15,000
      6 3/4%     Series G, .......due 1998        9,900    10,000
      6 1/4%     Series X, .......due 1999       40,000     -
      6 7/8%     Series W, .......due 2000       60,000    60,000
      7 3/4%     Series J, .......due 2002        -        30,000
      7 3/4%     Series V, .......due 2002       85,000    85,000
      7 3/4%     Series Y, .......due 2024       50,000     -
      9 3/4%     Series R, .......due 2016        -        24,750
    10 1/8%      Series T, .......due 2018        -        33,819
                                               --------- --------

           Total First Mortgage Bonds ....      294,050   308,219

    Pollution Control Notes:
      Tax Exempt Series A, due 2028              53,800    53,800
    Fees and interest due for spent fuel
      disposal costs (Note 1M) ...........       33,239    31,930
    Less:  Amounts due within one year ...       34,300     -
    Unamortized premium and discount, net        (1,120      (717)
                                                -------   --------

    Long-term debt, net ..................     $345,669   $393,232
                                               ========   ========

    Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1994 for the years 1995 through 1999 are approximately: $34,300,000 in 1995, $0 in 1996, $14,850,000 in 1997,
    $9,900,000 in 1998, and $40,000,000 in 1999.  In addition, there are annual
    1-percent sinking- and improvement-fund requirements, currently amounting to $2,950,000 in 1995, $2,600,000 in 1996 and 1997, $2,450,000 in 1998, and
    $2,350,000 in 1999. Such sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds or by certification of property additions.

    All or any part of each outstanding series of first mortgage bonds may be redeemed by the company at any time at established redemption prices plus accrued interest to the date of redemption, except certain series which are subject to certain refunding limitations during their respective initial five-year redemption periods.

    Essentially all of the company's utility plant is subject to the liens of its first mortgage bond indenture. As of December 31, 1994 and 1993 , the company has secured $53.8 million of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of its first mortgage bond indentures. The average effective interest rates on the variable-rate pollution control notes was 2.7 percent for 1994 and 2.5 percent for 1993.


<F8>8.  INCOME TAX EXPENSE

    The components of the federal and state income tax provisions are:

    For the Years Ended December 31,     1994  1993 (Note 1I)  1992
    ----------------------------------------------------------------

                                           (Thousands of Dollars)

    Current income taxes:
      Federal .....................    $18,358    $22,239    $16,736
      State .......................      4,110      4,712      4,165
                                      --------   --------  ---------

        Total current .............     22,468     26,951     20,901
                                      --------   --------   --------


    Deferred income taxes, net:
      Federal .....................      9,697      1,683     (1,466)
      State .......................      2,267        664        117
                                       -------   --------   --------

        Total deferred ............     11,964      2,347     (1,349)
                                       -------   --------   --------


    Investment tax credits, net         (1,708)    (1,429)    (1,251)
                                        ------    -------    -------

    Total income tax expense ......    $32,724    $27,869    $18,301
                                       =======    =======    =======

 The components of total income tax expense are classified as follows:
   Income taxes charged to operating
    expenses ......................    $33,540    $28,173    $20,926
   Income taxes associated with the
    amortization of deferred Millstone 3
    return - borrowed funds .......        -          -       (2,410)
   Income taxes associated with
    allowance for funds used during
    construction (AFUDC) and deferred
    Millstone 3 return -  borrowed funds   -          -          595
   Other income taxes - credit ....       (816)      (304)      (810)
                                       -------    -------    -------


 Total income tax expense .........    $32,724    $27,869    $18,301
                                       =======    =======    =======

    Deferred income taxes are comprised of the tax effects of temporary differences as follows:

    For the Years Ended December 31,     1994  1993 (Note 1I)1992
    ----------------------------------------------------------------

                                           (Thousands of Dollars)

    Depreciation, leased nuclear fuel,
       settlement credits,and disposal
       costs ......................    $ 7,016    $6,852  $ 4,070
    Energy adjustment clause ......      3,598    (2,627)  (4,663)
    AFUDC and deferred Millstone 3
       return, net.................     (2,203)   (2,191)  (1,815)
    Deferred refueling cost .......        401       413      666
    Early retirement program ......        133      (544)    (775)
    Loss on bond redemption .......      2,064     1,561       18
    Demand-side management ........        466      (712)     394
    Other .........................        489      (405)    (794)
                                       -------    ------  -------

    Deferred income taxes, net ....    $11,964    $2,347  $(1,349)
                                       =======    ======  =======

    A reconciliation between income tax expense and the expected tax expense at the applicable statutory rates is as follows:

    For the Years Ended December 31,       1994  1993 (Note 1I)  1992
    -------------------------------------------------------------------

                                           (Thousands of Dollars)
 Expected federal income tax at 35 percent
       of pretax income for 1994 and 1993
       and 34 percent  for 1992  ..       $28,763    $23,962    $18,810
    Tax effect of differences:
      Depreciation differences ....         1,740      1,784     (1,584)
      Deferred Millstone 3 return -
       other funds ................          (266)      (504)      (721)
      Amortization of deferred Millstone 3
       return - other funds .......         3,347      3,341      2,856
      Investment tax credit amortization   (1,708)    (1,429)    (1,251)
      State income taxes, net of
        federal benefit ...........         4,144      3,494      2,829
      Adjustment for prior years taxes       (825)       -       (1,500)
      Other, net ..................        (2,471)    (2,779)    (1,138)
                                           -------    -------    -------

    Total income tax expense ......       $32,724    $27,869    $18,301
                                          =======    =======    =======

9.  EMPLOYMENT BENEFITS

<F9A>   A.  PENSION BENEFITS

        The company participates in a uniform noncontributory-defined benefit retirement plan covering all regular system employees. Benefits are based on years of service and employees' highest eligible compensation during five consecutive years of employment. The company's direct portion of the system's pension (income) cost, part of which was charged to utility plant, approximated $(1.0) million in 1994, $1.2 million in 1993, and $(0.5) million in 1992. The company's pension costs for 1994 and 1993 included approximately $0.8 million and $2.7 million, respectively, related to a work force reduction program. Currently, the company funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

        The components of net pension cost for WMECO are:

        For the Years Ended December 31,       1994       1993      1992
        ----------------------------------------------------------------

                                             (Thousands of Dollars)

        Service cost ..............           $ 2,720    $4,702   $2,403
        Interest cost .............             7,655     7,527    7,875
        Return on plan assets .....               221   (17,272)  (8,820)
        Net amortization ..........           (11,635)    6,246   (1,962)
                                              -------    -------  ------

        Net pension (income)/cost .           $(1,039)   $1,203   $ (504)
                                              =======     ======  ======


        -------------------------------------------------------------


        For calculating pension cost, the following assumptions were used:

        For the Years Ended December 31,       1994     1993    1992
        --------------------------------------------------------------


        Discount rate .............            7.75%    8.00%    8.50%
        Expected long-term rate
         of return ................            8.50     8.50     9.00
        Compensation/progression rate          4.75     5.00     6.75

        The following table represents the Plan's funded status reconciled to the Balance Sheets:

        At December 31,                      1994           1993
        --------------------------------------------------------------

                                                 (Thousands of Dollars)
        Accumulated benefit obligation,
         including $89,159,000 of vested
         benefits at December 31, 1994 and
         $82,601,000 of vested benefits at
         December 31, 1993 ............    $  85,193     $  88,554
                                           =========     =========

        Projected benefit obligation ..    $  99,667      $104,288
        Market value of plan assets ...      122,813       130,803
                                            --------      --------

        Market value in excess of projected
         benefit obligation ...........       23,146        26,515
        Unrecognized transition amount        (2,433)       (2,668)
        Unrecognized prior service costs        (560)         (581)
        Unrecognized net gain .........      (22,068)      (26,220)
                                          ----------    ----------

        Accrued pension liability .....   $   (1,915)   $   (2,954)
                                          ==========    ==========


        ------------------------------------------------------------

        The following actuarial assumptions were used in calculating the Plan's year-end funded status:

        At December 31,                        1994         1993
        -------------------------------------------------------------


        Discount rate .................         8.25%       7.75%
        Compensation/progression rate .         5.00        4.75
        -------------------------------------------------------------

<F9B>   B.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

        The company provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees leaving the company who are otherwise eligible to retire and have met specified service requirements. Effective January 1, 1993, the company adopted SFAS 106, Employer's Accounting for Postretirement Benefits Other Than Pensions, on a prospective basis. WMECO's direct portion of health care and life insurance costs, part of which were deferred or charged to utility plant, approximated $5.0 million in 1994 and 1993, and $2.2 million in 1992.

        On January 1, 1993, the accumulated postretirement benefit obligation represented the company's transition obligation upon the adoption of SFAS 106. As allowed by SFAS 106, the company is amortizing its transition obligation of approximately $33 million over a 20-year period. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care costs. The SFAS 106 obligation has been calculated based on this assumption.

        Effective July 1994, the company funded SFAS 106 postretirement costs through external trusts. The company will fund annually amounts once they have been rate recovered and which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds. During 1993, the company did not fund SFAS 106 costs.

        The following table represents the plan's funded status reconciled to the Balance Sheets:

        At December 31,                              1994        1993
        --------------------------------------------------------------

                                                  (Thousands of Dollars)
        Accumulated postretirement
         benefit obligation of:
          Retirees                                 $29,619     $27,685
          Fully eligible active employees ..            28          38
          Active employees not eligible to retire    4,823       5,488
                                                  ---------  ---------

        Total accumulated postretirement
          benefit obligation ...............        34,470      33,211

        Market value of plan assets ........         2,026       -
                                                 ---------   ---------


        Accumulated postretirement benefit
          obligation in excess of plan assets      (32,444)    (33,211)
        Unrecognized transition amount .....        29,542      31,183

        Unrecognized net gain ..............          (477)      (587)
                                                 ---------  ---------


        Accrued postretirement benefit liability  $ (3,379)  $ (2,615)
                                                  ========   ========


        -------------------------------------------------------------


        The components of health care and life insurance costs are:

        For the Years Ended December 31,           1994        1993
        --------------------------------------------------------------

                                                  (Thousands of Dollars)

        Service cost .......................    $   519    $   659
        Interest cost ......................      2,703      2,676
        Return on plan assets ..............         19       -
        Net amortization ...................      1,717      1,703
                                                -------    -------

        Net health care and life insurance costs $4,958     $5,038
                                                 ======     ======


        -------------------------------------------------------------



        The following actuarial assumptions were used in calculating the plan's year-end funded status:
        At December 31,                        1994       1993
        ------------------------------------------------------------


        Discount rate ......................    8.00%      7.75%
        Long-term rate of return - health assets,
          net of tax .......................    5.00       5.00
        Long-term rate of return - life assets  8.50       8.50
        Health care cost trend rate (a) ....   10.20      11.10

        (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 5.4 percent by 2002.

        The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $2.1 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $185,000. The trust holding the plan assets is subject to federal income taxes at a 35-percent tax rate.

        WMECO is currently recovering SFAS 106 costs, including previously deferred costs. Deferral of such costs is permitted since it is expected that the period of recovery of deferred costs will be within the time frame established by the applicable accounting requirements.

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

        The company currently forecasts construction expenditures (including AFUDC) of $170.4 million for the years 1995-1999, including $36.3 million for 1995. In addition, the company estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be $58.9 million for the years 1995-1999, including $10.7 million for 1995. See Note 2, "Leases" for additional information about the financing of nuclear fuel.

<F10B>B.NUCLEAR PERFORMANCE
        In October 1994, Millstone 2 began a planned refueling and maintenance outage that was originally scheduled for 63 days. The outage has encountered several unexpected difficulties which have lengthened the duration of the outage. The magnitude of the schedule impact is currently under review, but the unit is not expected to return to service before April 1995. WMECO expects that replacement power costs in the range of $1 million per month will be attributable to the extension of the outage. Recovery of the costs related to this outage is subject to scrutiny by the DPU.


<F10C>C.ENVIRONMENTAL MATTERS
        WMECO is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. WMECO has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.

        Changing environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations, and other facilities. The cumulative long-term, economic cost impact of increasingly stringent environmental requirements cannot accurately be estimated. Changing environmental requirements could also require extensive and costly modifications to WMECO's existing generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, WMECO may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation, and disposal of by-products and wastes. WMECO may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities.

        WMECO has recorded a liability for what it believes is, based upon information currently available, its estimated environmental remediation costs for waste disposal sites for which it expects to bear legal liability. In most cases, the extent of additional future environmental cleanup costs is not reasonably estimable due to a number of factors including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation, and the possible effects of technological changes. At December 31, 1994, the liability recorded by WMECO for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $700,000. However, in the event that it becomes necessary to effect environmental remedies that are currently not considered probable, it is reasonably possible that the upper limit of the system's environmental liability range could increase to approximately $2.3 million.

        WMECO cannot estimate the potential liability for future claims that may be brought against it. However, considering known facts, existing laws, and regulatory practices, management does not believe the matters disclosed above will have a material effect on WMECO's financial position or future results of operations.

<F10D>D.NUCLEAR INSURANCE CONTINGENCIES
        The Price-Anderson Act currently limits public liability from a single incident at a nuclear power plant to $8.9 billion. The first $200 million of liability would be provided by purchasing the maximum amount of commercially available insurance. Additional coverage of up to a total of $8.3 billion would be provided by an assessment of $75.5 million per incident, levied on each of the 110 nuclear units that are currently subject to the Secondary Financial Protection Program in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. In addition, if the sum of all public liability claims and legal costs arising from any nuclear incident exceeds the maximum amount of financial protection, each reactor operator can be assessed an additional 5 percent, up to $3.8 million, or $415.3 million in total, for all 110 nuclear units. The maximum assessment is to be adjusted at least every five years to reflect inflationary changes. Based on WMECO's ownership interests in Millstone 1, 2, and 3, WMECO's maximum liability would be $39.8 million per incident. In addition, through WMECO's power purchase contracts with the three operating Yankee regional nuclear generating companies, WMECO would be responsible for up to an additional $11.9 million per incident. Payments for WMECO's ownership interest in nuclear generating facilities would be limited to a maximum of $6.5 million per incident per year.

        Effective January 1, 1995, insurance was purchased from Nuclear Mutual Limited (NML) to cover the primary cost of repair, replacement, or decontamination of utility property resulting from insured occurrences with respect to WMECO's ownership interest in Millstone 1, 2, 3, and CY. All companies insured with NML are subject to retroactive assessments if losses exceed the accumulated funds available to NML. The maximum potential assessment against WMECO with respect to losses arising during the current policy year is approximately $3.1 million under the NML primary property insurance program.

        Insurance has been purchased from Nuclear Electric Insurance Limited
        (NEIL) to cover: (1) certain extra costs incurred in obtaining replacement power during prolonged accidental outages with respect to WMECO's ownership interests in Millstone 1, 2, and 3, and CY, and (2) the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences with respect to WMECO's ownership interests in Millstone 1, 2, and 3, CY, MY, and VY. All companies insured with NEIL are subject to retroactive assessments if losses exceed the accumulated funds available to NEIL. The maximum potential assessments against WMECO with respect to losses arising during current policy years are approximately $1.7 million under the replacement power policies and $7.7 million under the excess property damage, decontamination, and decommissioning policies. Although WMECO has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.
        Insurance has been purchased from American Nuclear Insurers/Mutual Atomic Energy Liability Underwriters, aggregating $200 million on an industry basis for coverage of worker claims. All participating reactor operators insured under this coverage are subject to retrospective assessments of $3.1 million per reactor. The maximum potential assessments against WMECO with respect to losses arising during the current policy period are approximately $2.2 million.

<F10E>E.PURCHASED POWER ARRANGEMENTS
        WMECO, along with CL&P and PSNH, purchase approximately ten percent of their electricity requirements pursuant to long-term contracts with the Yankee companies. Under the terms of its agreement, the company pays its ownership share (or entitlement share) of generating costs, which include depreciation, operation and maintenance expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs are recorded as purchased power expense, and are recovered through the company's rates. WMECO's total cost of purchases under these contracts for the units that are operating amounted to $28.8 million in 1994, $30.2 million in 1993, and $29.2 million in 1992. See
        Note 1D, "Summary Of Significant Accounting Policies - Investments and Jointly Owned Electric Utility Plant" and Note 3, "Nuclear Decommissioning" for more information on the Yankee companies.

        WMECO has entered into two arrangements for the purchase of capacity and energy from nonutility generators. These arrangements have terms of 15 and 25 years, and require the company to purchase the energy at specified prices or formula rates. For the 12 months ended
        December 31, 1994, approximately 14 percent of system electricity requirements was met by nonutility generators. The total cost of the company's purchases under these arrangements amounted to $27.5 million in 1994, $13.6 million in 1993, and $4.8 million in 1992. These costs are recovered through the company's rates.

        The estimated annual costs of the significant purchase power arrangements are as follows:

                                 1995    1996   1997   1998     1999
        -------------------------------------------------------------

                                    (Millions of Dollars)

        Yankee companies ......  $31.0   $32.6  $29.2   $34.0  $32.3
        Nonutility generators .   29.7    30.9   32.5    34.1   35.8
        -------------------------------------------------------------

<F10F>F.HYDRO-QUEBEC
        Along with other New England utilities, WMECO, CL&P, PSNH, and HWP entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. WMECO is obligated to pay, over a 30-year period, its proportionate share of the annual operation, maintenance, and capital costs of these facilities. WMECO's share of Hydro-Quebec costs are currently forecast to be $19.9 million for the years 1995-1999, including $4.4 million for 1995.

<F11>11. DERIVATIVE FINANCIAL INSTRUMENTS

    The company utilizes derivative financial instruments to manage well-defined interest-rate risks. The company does not use them for trading purposes.

    WMECO has entered into an interest-rate cap contract with a financial institution in order to reduce a portion of the interest-rate risk associated with its variable-rate tax-exempt pollution control revenue bonds. During 1994, there was one outstanding contract held by WMECO, covering $52 million of its pollution control bond, with a term of three years. The contract entitles WMECO to receive from its counterparty the amount, if any by which the interest payments on its variable-rate tax-exempt pollution control revenue bond exceeds the J. J. Kenny High Grade Index. This contract is settled on a quarterly basis. As of December 31, 1994, WMECO had a total notional amount of $52 million in caps outstanding, with a positive mark-to-market position of approximately $0.6 million.

    WMECO is exposed to credit risk on the interest-rate caps if the counterparty fails to perform its obligation. However, WMECO anticipates that the counterparty will be able to fully satisfy its obligations under the contract.

<F12>12. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

    Cash and nuclear decommissioning trusts: The carrying amount approximates fair value.

    SFAS 115 requires investments in debt and equity securities to be presented at fair value and was adopted by the company on a prospective basis as of January 1, 1994. As a result of the adoption of SFAS 115, the investments held in the company's nuclear decommissioning trusts decreased by approximately $800,000 as of December 31, 1994, with a corresponding offset to the accumulated provision for depreciation. The $800,000 decrease represents cumulative gross unrealized holding gains of $300,000, offset by cumulative gross unrealized holding losses of $1.1 million. There was no change in funding requirements of the trusts nor any impact on earnings as a result of the adoption of SFAS 115.

    Preferred stock and long-term debt: The fair value of WMECO's fixed-rate securities is based upon the quoted market price for those issues or similar issues. WMECO's adjustable rate preferred stock is assumed to have a fair value equal to its carrying value.

    The carrying amount of WMECO's financial instruments and the estimated fair values are as follows:

    ----------------------------------------------------------------
                                             Carrying     Fair
    At December 31, 1994                      Amount      Value
    ----------------------------------------------------------------

                                            (Thousands of Dollars)
    Preferred stock not subject to
    mandatory redemption .........         $  68,500   $  66,050

    Preferred stock subject to
    mandatory redemption .........            24,675      24,675

    Long-term debt -
      First Mortgage Bonds .......           294,050     274,469

      Other long-term debt .......            87,039      87,039

    -----------------------------------------------------------------
                                             Carrying     Fair
    At December 31, 1993                      Amount      Value
    -----------------------------------------------------------------

                                           (Thousands of Dollars)
    Preferred stock not subject to
    mandatory redemption .........         $  73,500   $  74,000

    Preferred stock subject to
    mandatory redemption .........            27,000      28,215

    Long-term debt -
      First Mortgage Bonds .......           308,219     319,213

      Other long-term debt .......            85,730      85,730
    -----------------------------------------------------------------

    The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.


WESTERN MASSACHUSETTS ELECTRIC COMPANY

------------------------------------------------------------
Report of Independent Public Accountants
-------------------------------------------------------------

To the Board of Directors
of Western Massachusetts Electric Company:



    We have audited the accompanying balance sheets of Western Massachusetts Electric Company (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1994 and 1993, and the related statements of income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Massachusetts Electric Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As discussed in Notes 1B and 9B to the Financial Statements, effective January 1, 1993, Western Massachusetts Electric Company changed its methods of accounting for property taxes, and postretirement benefits other than pensions.





                                              /s/Arthur Andersen LLP

                                                 ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 17, 1995



WESTERN MASSACHUSETTS ELECTRIC COMPANY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------------------------------



This section contains management's assessment of WMECO's (the company) financial condition and the principal factors having an impact on the results of operations. The company is a wholly owned subsidiary of Northeast Utilities
(NU). This discussion should be read in conjunction with the company's financial statements and footnotes.

FINANCIAL CONDITION

OVERVIEW

Net income increased to approximately $49 million in 1994 from approximately $41 million in 1993. The 1994 increase in net income is due primarily to reduced operation and interest costs. The 1993 net income includes the impact of a change in the method of accounting for Connecticut municipal property taxes which resulted in an increase to net income of approximately $4 million. In addition, 1993 net income reflected a decrease of approximately $2 million for the costs of an employee reduction program. Net income before these one-time items was approximately $39 million in 1993.




In 1994, the company experienced modest retail kilowatt-hour sales growth, due in large part to the beginning of an economic recovery in New England. Employment levels have risen, unemployment rates have fallen, and personal income has increased. The company's 1994 retail kilowatt-hour sales rose by 1.4 percent over 1993. Overall, weather had little effect on sales volume, with mild weather after mid-August offsetting unusually cold weather in January and hot weather in late June and July.

In 1995, the company expects little retail sales growth over 1994, primarily because of the effects of higher interest rates on the regional economy. The company estimates compounded annual sales growth of 0.9 percent from 1994 through 1999.

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

The company believes the steps it is taking, including a companywide process reengineering effort, will have significant, positive effects, including reduced operating costs and improved customer service, in the next few years. The company also benefits from a diverse retail base with no significant dependence on any one retail customer or industry.

WMECO continues to operate predominantly in a state-approved franchise under traditional cost-of-service regulation. Retail wheeling, under which a retail customer would be permitted to select an electricity supplier and require the local electric utility to transmit the power to the customer's site, is not required in Massachusetts. However, bills related to retail wheeling have been introduced in the legislature. Massachusetts regulators have been studying the potential restructuring of the electric utility industry. To date, none of these bills have been enacted and the regulatory proceeding has not progressed to the point where management can assess the impact of any potential outcomes on the company.

While retail competition is not required in the company's retail service territory, competitive forces are nonetheless influencing retail pricing. These forces include competition from alternate fuels such as natural gas, competition from customer-owned generation and regional competition for business retention and expansion. The company's retail business group continues to work with customers to address their concerns. The company has reached long-term rate agreements with many new and existing customers to gain or retain their business. In general, these rate agreements have terms of about five years. Negotiated retail rate reductions for customers under rate agreements in effect for 1994 amounted to approximately $4 million. Management believes that the aggregate amount of retail rate reductions will increase in 1995 but that the related agreements will continue to provide significant benefits to the company, including the preservation of approximately 7 percent of retail revenues.

The company is also working with its regulators to address the needs of customers more widely. The company has a 20-month rate plan in effect through February 1996. Management will continue to evaluate the use of agreements of this type to keep retail rates competitive.

The company acts as both a buyer and a seller of electricity in the highly competitive wholesale electricity market in the Northeastern United States (Northeast). Many of the contracts signed in the late 1980s have or will expire in the mid-1990s and much of revenues produced by such contracts has not been replaced through new wholesale power arrangements. In the last few years NU has entered into several smaller long-term sales contracts which will continue
approximately through the year 2005.   Wholesale sales are made primarily to
investor-owned utilities throughout the Northeast. The company will be increas-ing its efforts to increase wholesale sales through intensified marketing efforts. The company's wholesale power marketing efforts benefit from the interconnection of the NU system's transmission system with all the major utilities in New England.

RATE MATTERS

The company follows accounting principles that allow the rate treatment for certain events or transactions to be reflected. These principles may differ from the accounting principles followed by nonregulated enterprises. Regulators may permit incurred costs, which would normally be treated as expenses by nonregulated enterprises, to be deferred as regulatory assets and recovered in revenues at a later date. Regulatory assets at December 31,1994 were approximately $184 million. Based on current regulation,the company believes that its use of regulatory accounting is still appropriate.

See "Notes to Consolidated Financial Statements," Note 1H, for further details on regulatory accounting.

On May 26, 1994, the Massachusetts Department of Public Utilities (DPU) approved a settlement agreement under which WMECO's customers received a base-rate reduction of approximately $13 million over a 20-month period effective June 1, 1994 and a guarantee of no general base-rate increases before February 1996. This agreement also terminated, without findings, all performance review proceedings regarding the treatment of replacement-power costs incurred by WMECO during power outages from mid-1987 through mid-1993. The DPU also approved the amortization of previously deferred expenses for postretirement benefits beginning in July 1994. In addition, under the agreement, WMECO's largest customers will be offered discounts on their electric bills in return for providing WMECO with five years' notice of any plans to self-generate or purchase electricity from a different provider. The combined base-rate reduction and service-extension discounts will total approximately 5 percent for those larger customers. The settlement agreement did not have a significant adverse impact on WMECO's earnings.

NUCLEAR PERFORMANCE

The composite capacity factor of the five nuclear generating units that the NU system operates (including the Connecticut Yankee [CY] unit) was 67.5 percent for 1994, compared with 80.8 percent for 1993 and a 1994 national average of
73.2 percent. The lower 1994 capacity factor was primarily the result of extended refueling and maintenance outages for Millstone 1, Millstone 2, and Seabrook. CY, Seabrook, and Millstone 2 were also out of service for varying lengths of time in 1994 because of unexpected technical and operating difficulties. These difficulties included a manual shutdown of CY when both service water headers were declared inoperable and an automatic trip from 100 percent power for Seabrook when a main steam isolation valve closed during quarterly surveillance testing, and a Millstone 2 shutdown to replace a degraded lower seal on a reactor coolant pump.

On October 1, 1994, Millstone 2 was shut down for a planned 63 day refueling and maintenance outage. The outage has encountered several unexpected difficulties, which will lengthen the duration of the outage. The outage extensions were caused by a significant scope increase in service water system repairs as identified through a comprehensive inspection plan and by a need for management to exercise a deliberate approach to the conduct of work during the early portions of the outage. The outage schedule is currently under review, but the unit is not expected to return to service before April 1995. Replacement power costs attributable to the extension of the outage for WMECO are expected to be in the range of approximately $1 million per month. These costs are recovered through WMECO's fuel adjustment clause. In addition, WMECO'S share of the operation and maintenance costs to be incurred during the outage are estimated to be $10 million, an increase of approximately $4 million as a result of the extension. The recovery of these costs is subject to prudence reviews in Massachusetts.

The Nuclear Regulatory Commission (NRC's) latest report for the Millstone Station noted significant weaknesses of Millstone's 2 operations and maintenance. In a public statement in late 1994, a senior NRC official expressed disappointment with the continued weaknesses in Millstone 2's performance. The primary cause of the NRC's disappointment with Millstone 2's performance appears to be that, despite significant management attention and action over a period of years, the NRC does not believe it has seen enough objective evidence of improvement in reducing procedural noncompliance and other human errors. Management has acknowledged the basis for the NRC's concern with Millstone 2 and has been devoting increased attention to resolving these issues. Management and the NRC expect to continue to monitor closely the developments at Millstone 2.

ENVIRONMENTAL MATTERS

NU devotes substantial resources to identify and then to meet the multitude of environmental requirements it faces. NU has active auditing programs addressing a variety of different regulatory requirements, including an environmental auditing program to detect and remedy noncompliance with environmental laws or regulations.

The company is potentially liable for environmental cleanup costs at a number of sites both inside and outside its service territories. To date, the future estimated environmental remediation liabilities has not been material with respect to the earnings or financial position of the company. At December 31, 1994, the liability recorded by the company, amounted to approximately $1 million. These costs could rise to as much as approximately $2 million if alternate remediation remedies become necessary.

The company expects that the implementation of the 1990 Clean Air Act Amendments
(CAAA) as they relate to sulfur dioxide emissions will require only modest emission reductions for the company. WMECO's exposure is minimal because of the companies' investment in nuclear energy in the 1970s and 1980s and the burning of low-sulfur fuels. The CAAA requirements for emissions limits for nitrogen oxides will initially be met by capital expenditures of approximately $1 million.

NUCLEAR DECOMMISSIONING

The company's estimated cost to decommission its shares of Millstone units 1, 2, and 3 is approximately $196 million in year-end 1994 dollars. In addition, the company's estimated cost to decommission its shares of the regional nuclear generating units is approximately $53 million. These costs are being recognized over the lives of the respective units and a portion of the costs is being recovered through rates. Yankee Atomic Electric Company (YAEC) has begun compo-nent removal activities related to the decommissioning of its nuclear facility.
 The company's estimated obligation to YAEC has been recorded on its Balance Sheets. Management expects that the company will continue to be allowed to recover these costs.

The staff of the Securities and Exchange Commission has questioned certain of the current accounting practices of the electric utility industry, including this company, regarding the recognition, measurement, and classification of decommissioning costs for nuclear generating stations in the financial statements of electric utilities. The Financial Accounting Standards Board is currently reviewing the accounting for removal costs, including decommissioning
and similar costs.   If current electric utility industry accounting practices
for such decommissioning costs are changed: (1) annual provisions for decom-missioning could increase, (2) the estimated costs for decommissioning could be recorded as a liability rather than as accumulated depreciation, and (3) trust fund income from the external decommissioning trust could be reported as investment income rather than as a reduction to decommissioning expense.

See the "Notes To Financial Statements," Note 3, for further information on nuclear decommissioning.

PROPERTY TAXES

CY has a significant court appeal for municipal property tax assessments in the town of Haddam, Connecticut. The central issue in this case is the fair market
value of utility property.   CY believes that the assessments should be based on
a fair market value that approximates net book cost. This is the assessment level that taxing authorities are predominantly using throughout Connecticut, Massachusetts, and some of New Hampshire. However, towns such as Haddam advocate a method that approximates reproduction costs.

CY's appeal is still pending. The company estimates that, for assessments in towns such as Haddam, the change to the reproduction cost methodology could result in property valuations approximately three times greater than values approximating net book cost. If other towns in Connecticut or Massachusetts adopt this methodology, there could be a significant adverse impact on the company's future results of operations and financial condition. However, the extent to which other towns successfully adopt this methodology and any subsequent increase in the company's property tax liability cannot be determined at this time.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operations in 1994 was relatively flat as compared with 1993. Cash used for financing activities was approximately $9 million lower in 1994, as compared with 1993, primarily due to lower repayment of short-term debt, partially offset by higher net reacquisitions and retirements of long-term debt. Cash used for investments was approximately $8 million higher in 1994, compared with 1993, primarily due to an increase in loans to other system companies under the NU system money pool.

In 1994, the company refinanced approximately $90 million of debt, which is
expected to reduce interest costs by approximately $2 million annually.   With
interest rates rising in mid-1994, a lot of refinancing completed, and construction needs remaining modest, the focus of the company's financing activities will shift toward using the significant amount of cash generated by the company to retire debt and to prepare the company for an increasingly competitive business.

The company is obligated to meet approximately $107 million of long-term debt and preferred stock maturities and cash sinking-fund requirements during the 1995 through 1999 period, including approximately $36 million for 1995. The company's construction program expenditures, including allowance for funds used during construction (AFUDC), for the period 1995 through 1999 are estimated to be approximately $170 million, including approximately $36 million for 1995. The construction program's main focus is maintaining and upgrading the existing transmission and distribution system, as well as nuclear and fossil-generating facilities. NU does not foresee the need for new major generating facilities, at least until the year 2009. Construction expenditures and debt sinking fund requirements will continue to be met through internal cash generation.

WMECO entered into interest rate cap contracts to reduce a portion of interest rate risk on certain variable-rate tax-exempt pollution control revenue bonds. Any premiums paid on these contracts are deferred and amortized over the life of the contracts. The differential paid or received as interest rates is recognized in income when realized.

RESULTS OF OPERATIONS

OPERATING REVENUES

The components of the change in operating revenues for the past two years are provided in the table below.

                           CHANGE IN OPERATING REVENUES

                               Increase/(Decrease)
                           1994 vs. 1993    1993 vs. 1992
--------------------------------------------------------------------
                                (Millions of Dollars)

Regulatory decisions           $(4)              $12
Fuel and purchased power
cost recoveries                 13               (19)
Sales volume                    -                  4
Wholesale  Revenues             -                  8
Other revenues                  (3)               (1)
                                --               ---


Total revenue change           $ 6               $ 4
                               ===               ===

Operating revenues increased approximately $6 million in 1994 as compared with 1993. Revenues related to regulatory decision decreased in 1994, primarily because of the June 1994 retail rate reduction and lower recoveries for demand-side-management costs, partially offset by the July 1993 retail rate increase. Fuel and purchased power cost recoveries increased primarily due to higher energy interchange revenues in 1994.

Operating revenues increased approximately $4 million in 1993 as compared with 1992. Revenues related to regulatory decisions increased primarily because of the effects of the July 1992 and July 1993 retail rate increases. Fuel and purchased power cost recoveries decreased primarily due to lower energy costs. Retail sales in 1993 were relatively flat. Wholesale revenues increased primarily because of higher capacity interchange revenues.

FUEL, PURCHASED, AND NET INTERCHANGE POWER

Fuel, purchased, and net interchange power decreased approximately $19 million in 1993, as compared to 1992, primarily due to lower outside purchases as a result of better nuclear performance in 1993.

OTHER OPERATION AND MAINTENANCE EXPENSES

Other operation and maintenance expenses decreased approximately $10 million in 1994, as compared with 1993, primarily due to higher costs in 1993 associated with early retirement programs, lower 1994 payroll and benefit costs, lower fossil-unit costs and lower capacity charges from the regional nuclear generating units, partially offset by higher 1994 costs associated with the operation and maintenance activities of the nuclear units, higher reserves for excess/obsolete inventory at the nuclear and fossil units in 1994 and higher outside services primarily related to companywide process reengineering.

Other operation and maintenance expenses increased approximately $11 million in 1993, as compared to 1992, primarily due to higher capacity interchange charges, increased demand-side-management costs, and the 1993 one-time costs associated with an employee-reduction program, partially offset by lower 1993 costs associated with the operation and maintenance activities of the nuclear units.

AMORTIZATION OF REGULATORY ASSETS, NET

Amortization of regulatory assets, net increased approximately $3 million in 1993, as compared to 1992, primarily because of higher amortization of Millstone 3 deferred costs.

FEDERAL AND STATE INCOME TAXES

Federal and state income taxes increased approximately $5 million in 1994, as compared to 1993 due primarily to higher taxable income.

Federal and state income taxes increased approximately $8 million in 1993, as compared to 1992, primarily because of higher taxable income and one-time adjustments in 1992 causing 1992 taxes to be lower than would otherwise be expected.



INTEREST CHARGES

Interest on long-term debt decreased approximately $2 million in 1994, as compared to 1993, primarily because of lower average interest rates as a result of refinancing activities and lower 1994 debt levels.

CUMULATIVE EFFECT OF  ACCOUNTING CHANGE

The cumulative effect of the accounting change of approximately $4 million in 1993 represents the one-time change in the method of accounting for Connecticut municipal property tax expense recognized in the first quarter of 1993.


--------------------------------------------------------------------------
SELECTED FINANCIAL DATA
--------------------------------------------------------------------------

                              1994     1993      1992     1991     1990
--------------------------------------------------------------------------

                                         (Thousands of Dollars)

Operating Revenues.......$ 421,477 $ 415,055 $ 410,720 $ 409,840 $ 375,456

Operating Income.........   70,053    60,067    60,513    59,723    57,448

Net Income...............   49,457    40,594(a) 37,022    34,637    35,191

Cash Dividends on
  Common Stock...........   29,514    28,785    29,536    31,499    34,459

Total Assets.............1,183,618 1,204,642 1,130,684 1,119,593 1,134,986

Long-Term Debt*..........  379,969   393,232   392,976   401,095   419,527

Preferred Stock Not Subject to
  Mandatory Redemption...   68,500    73,500    73,500    88,500    88,500

Preferred Stock Subject to
 Mandatory Redemption*...   24,675    27,000    28,500    28,502    30,000

Obligations Under Capital
 Leases*.................   36,797    36,902    41,509    44,134    52,370

*  Includes portions due within one year.

(a)Includes the cumulative effect of change in accounting for municipal property tax expense, which increased earnings for common shares by $3.9 million.

STATEMENTS OF QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------

                                        Quarter Ended
                      ---------------------------------------------------

1994                    March 31    June 30     September 30December 31
--------------------------------------------------------------------------

                                       (Thousands of Dollars)

Operating Revenues..   $112,984   $101,188      $102,597     $104,708
                       ========   ========      ========     ========

Operating Income....  $  19,468   $ 21,268     $  11,374    $  17,943
                      =========   ========     =========    =========

Net Income..........  $  13,961   $ 16,035    $    6,395    $  13,066
                      =========   ========    ==========    =========

1993
--------------------------------------------------------------------------


Operating Revenues..   $108,950   $ 92,383      $105,510     $108,212
                       ========   ========      ========     ========

Operating Income....  $  17,659   $ 13,529      $ 13,045    $  15,834
                      =========   ========      ========    =========

Net Income..........  $  15,350  $   7,316      $  7,182    $  10,746
                      =========  =========      ========    =========

STATISTICS
--------------------------------------------------------------------------


         Gross Electric            Average
         Utility Plant             Annual
          December 31,             Use Per     Electric
         (Thousands of kWh Sales Residential  Customers  Employees
            Dollars)  (Millions)Customer (kWh)(Average)(December 31,)
---------------------------------------------------------------------


1994     $1,271,513     4,978      7,433      193,187       617
1993      1,242,927     4,715      7,351      192,542       657
1992      1,214,386     4,155      7,433      191,920       739
1991      1,199,362     3,780      7,494      191,692       797
1990      1,184,285     3,874      7,619      191,759       826