Form 10-K, Exhibit 13
CONNECTICUT LIGHT & POWER CO; NORTHEAST UTILITIES; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1995-03-27
CIK 23426, 72741, 106170, 315256, 880416

Exhibit 13.4





                               1994


                          ANNUAL REPORT













             PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
             ---------------------------------------
                        1994 Annual Report

             Public Service Company of New Hampshire

                              Index



Contents                                                      Page
--------                                                      ----


Balance Sheets.....................................            1-2

Statements of Income...............................             3

Statements of Cash Flows...........................             4

Statements of Common Equity........................             5

Notes to Financial Statements......................           6-27

Report of Independent Public Accountants...........            28

Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............           29-35

Selected Financial Data............................           37-38

Statistics.........................................            39

Statements of Quarterly Financial Data.............            39

Preferred Stockholder and Bondholder Information...        Back Cover

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS

-------------------------------------------------------------------------------------
At December 31,                                                  1994         1993
-------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
ASSETS
------

Utility Plant, at original cost:
  Electric................................................   $2,038,625   $1,980,050

     Less: Accumulated provision for depreciation.........      474,129      441,076
                                                             -----------  -----------
                                                              1,564,496    1,538,974
  Construction work in progress...........................       17,781        8,573
  Nuclear fuel, net.......................................        2,248        2,107
                                                             -----------  -----------
      Total net utility plant.............................    1,584,525    1,549,654
                                                             -----------  -----------

Other Property and Investments:
  Nuclear decommissioning trusts, at market in 1994 and
   at cost in 1993 (Note 12)<F12>.........................        1,815        1,486
  Investments in regional nuclear generating
   companies and subsidiary company, at equity............       19,551       19,816
  Other, at cost..........................................          394          429

                                                             -----------  -----------
                                                                 21,760       21,731
                                                             -----------  -----------
Current Assets:
  Cash....................................................          322        5,995
  Notes receivable from affiliated companies..............       35,000         -
  Receivables, less accumulated provision for
    uncollectible accounts of $2,015,000 in 1994
    and of $1,816,000 in 1993.............................       76,173       76,665
  Accounts receivable from affiliated companies...........        3,779          859
  Accrued utility revenues................................       36,547       35,770
  Fuel, materials, and supplies, at average cost..........       37,453       41,187
  Prepayments and other...................................       20,829       10,429
                                                             -----------  -----------
                                                                210,103      170,905
                                                             -----------  -----------

Deferred Charges:
  Regulatory assets (Note 1H)<F1H>........................      971,505      973,353
  Deferred receivable from affiliated company.............       33,284       33,284
  Unamortized debt expense................................       17,064       19,643
  Other...................................................        7,726        5,941
                                                             -----------  -----------
                                                              1,029,579    1,032,221
                                                             -----------  -----------

      Total Assets........................................   $2,845,967   $2,774,511
                                                             ===========  ===========



The accompanying notes are an integral part of these financial statements.


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS

--------------------------------------------------------------------------------------
At December 31,                                                   1994         1993
--------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization:
  Common stock, $1 par value--authorized
   and outstanding 1,000 shares in 1994 and 1993...........   $        1   $        1
  Capital surplus, paid in.................................      421,784      421,245
  Retained earnings........................................      125,034       60,840
                                                              -----------  -----------
           Total common stockholder's equity...............      546,819      482,086
  Cumulative preferred stock subject to mandatory
   redemption--
    $25 par value--authorized 25,000,000 shares;
      outstanding 5,000,000 shares in 1994 and 1993
      (Note 6)<F6>.........................................      125,000      125,000
  Long-term debt (Note 7)<F7>..............................      905,985      999,985
                                                              -----------  -----------
           Total capitalization............................    1,577,804    1,607,071
                                                              -----------  -----------
Obligations Under Seabrook Power Contract
 and Other Capital Leases (Notes 2 and 3)<F2><F3>..........      849,776      815,553

                                                              -----------  -----------
Current Liabilities:
  Notes payable to affiliated company......................         -           2,500
  Long-term debt--current portion..........................       94,000       94,000
  Obligations under Seabrook Power Contract and other
   capital leases--current portion (Notes 2 and 3)<F2><F3>.       38,191       41,006
  Accounts payable.........................................       45,984       27,119
  Accounts payable to affiliated companies.................       17,309       17,576
  Accrued taxes............................................        4,304          122
  Accrued interest.........................................       10,496       11,142
  Accrued pension benefits.................................       36,269       31,890
  Other....................................................       20,350       22,014
                                                              -----------  -----------
                                                                 266,903      247,369
                                                              -----------  -----------
Deferred Credits:
  Accumulated deferred income taxes (Note 1K)<F1K>.........       62,080       18,076
  Accumulated deferred investment tax credits..............        5,614        6,174
  Deferred contract obligation--YAEC (Note 4)<F4>..........       28,572       24,150
  Deferred revenue from affiliated company
   (Note 10G)<F10G>........................................       33,284       33,284
  Other....................................................       21,934       22,834
                                                              -----------  -----------
                                                                 151,484      104,518
                                                              -----------  -----------

Commitments and Contingencies (Note 10)<F10>

           Total Capitalization and Liabilities............   $2,845,967   $2,774,511
                                                              ===========  ===========



The accompanying notes are an integral part of these financial statements.


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF INCOME

-------------------------------------------------------------------------------------------------------
                                                   January 1,    January 1,     June 5,      January 1,
                                                      1994          1993          1992         1992
                                                       to            to            to           to
                                                  December 31,  December 31,  December 31,    June 4,
For the Periods                                       1994          1993          1992         1992
-------------------------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
Operating Revenues.............................. $    922,039  $    864,415  $    492,559 |$   381,769
                                                 ------------- ------------- -------------|------------
Operating Expenses:                                                                       |
  Operation --                                                                            |
     Fuel, purchased and net interchange power..      222,801       208,023       105,346 |    123,784
     Other......................................      303,271       301,534       176,679 |    103,250
  Maintenance...................................       43,725        35,427        20,535 |     22,520
  Depreciation..................................       38,703        38,580        21,526 |     25,183
  Amortization of regulatory assets, net........       55,319        67,379        51,143 |     36,528
  Federal and state income taxes (Note 8)<F8>...       68,088        54,087        39,197 |     16,449
  Taxes other than income taxes.................       38,046        34,675        16,927 |     19,805
                                                 ------------- ------------- -------------|------------
        Total operating expenses................      769,953       739,705       431,353 |    347,519
                                                 ------------- ------------- -------------|------------
Operating Income................................      152,086       124,710        61,206 |     34,250
                                                 ------------- ------------- -------------|------------
Other Income:                                                                             |
                                                                                          |
  Deferred Seabrook return--other funds.........         -             -             -    |     12,101
  Equity in earnings of regional nuclear                                                  |
    generating companies and subsidary company..        2,079         1,777         1,031 |        869
  Bankruptcy related expenses...................         -             -             -    |     (5,084)
  Gain on generating projects...................         -             -             -    |      6,498
  Other, net....................................          629           635         2,519 |         63
  Income taxes--(expense) credit................         (546)        3,868        14,254 |     12,814
                                                 ------------- ------------- -------------|------------
        Other income, net.......................        2,162         6,280        17,804 |     27,261
                                                 ------------- ------------- -------------|------------
        Income before interest charges..........      154,248       130,990        79,010 |     61,511
                                                 ------------- ------------- -------------|------------
Interest Charges:                                                                         |
  Interest on long-term debt....................       76,410        77,842        47,625 |     54,125
  Other interest................................          394           911         1,987 |      3,913
  Deferred Seabrook return--borrowed funds,                                               |
   net of income taxes..........................         -             -             -    |     (9,305)
                                                 ------------- ------------- -------------|------------
        Interest charges, net...................       76,804        78,753        49,612 |     48,733
                                                 ------------- ------------- -------------|------------
                                                                                          |
Net Income...................................... $     77,444  $     52,237  $     29,398 |$    12,778
                                                 ============= ============= =============|============


  |

PSNH became a wholly owned subsidiary of Northeast Utilities on June 5, 1992.

The accompanying notes are an integral part of these financial statements.


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------
                                                              Jan. 1,    Jan. 1,    Jun. 5,   Jan. 1,
                                                               1994       1993       1992      1992
                                                                to         to         to        to
                                                             Dec. 31,   Dec. 31,   Dec. 31,   Jun. 4,
For the Periods                                                1994       1993       1992      1992
------------------------------------------------------------------------------------------------------
                                                                        (Thousands of Dollars)
Cash Flows From Operating Activities:                                                      |
  Net Income...............................................$  77,444  $  52,237  $  29,398 |$  12,778
  Adjustments to reconcile to net cash                                                     |
   from operating activities:                                                              |
    Depreciation...........................................   38,703     38,580     21,526 |   25,183
    Deferred income taxes and investment tax credits, net..   67,047     50,027     22,543 |    3,141
    Deferred return - Seabrook.............................     -          -          -    |  (21,406)
    Recoverable energy costs, net of amortization..........  (81,206)   (39,654)   (42,910)|    1,469
    Amortization of regulatory asset, net..................   55,319     67,379     51,143 |   36,528
    Other sources of cash..................................    3,213     30,001     12,816 |   15,967
    Other uses of cash.....................................   (4,535)    (4,394)    (4,435)|   (4,400)
  Changes in working capital:                                                              |
    Receivables and accrued utility revenues...............   (3,205)    (3,161)   (18,314)|   34,432
    Fuel, materials, and supplies..........................    3,734      3,936        459 |   (4,945)
    Accounts payable.......................................   18,598     (2,894)     5,083 |   (8,189)
    Accrued taxes..........................................    4,182     (1,602)   (17,323)|   20,409
    Other working capital (excludes cash)..................      742     (2,224)    12,610 |  (26,056)
                                                                                           |
                                                           ---------- ---------- ----------|----------
Net cash flows from operating activities...................  180,036    188,231     72,596 |   84,911
                                                           ---------- ---------- ----------|----------
Cash Flows Used For Financing Activities:                                                  |
  Issuance of common shares................................     -          -       425,000 |     -
  Issuance of long-term debt...............................     -        44,800     75,000 |     -
  Net decrease in short-term debt..........................   (2,500)   (41,000)   (64,500)|     -
  Reacquisitions and retirements of long-term debt.........  (94,000)  (138,800)  (171,000)|  (27,000)
  Cash dividends on preferred stock........................  (13,250)   (13,250)    (9,938)|   (3,312)
  Acquisition settlement...................................     -          -      (841,466)|     -
                                                           ---------- ---------- ----------|----------
Net cash flows used for financing activities............... (109,750)  (148,250)  (586,904)|  (30,312)
                                                           ---------- ---------- ----------|----------
Investment Activities:                                                                     |
  Investment in plant:                                                                     |
    Electric utility plant.................................  (39,721)   (35,360)   (15,352)|  (25,266)
    Nuclear fuel...........................................   (1,249)      (614)      (552)|   (9,990)
                                                           ---------- ---------- ----------|----------
  Net cash flows used for investments in plant.............  (40,970)   (35,974)   (15,904)|  (35,256)
  Sale of Seabrook assets to NAEC (Note 1A)<F1A>...........     -          -       504,265 |     -
  NU System Money Pool.....................................  (35,000)      -          -    |     -
  Other investment activities, net.........................       11       (340)      (180)|     -
                                                           ---------- ---------- ----------|----------
Net cash flows (used for) from investments.................  (75,959)   (36,314)   488,181 |  (35,256)
                                                           ---------- ---------- ----------|----------
Net (Decrease) Increase in Cash for the Period.............   (5,673)     3,667    (26,127)|   19,343
Cash - beginning of period.................................    5,995      2,328     28,455 |    9,112
                                                           ---------- ---------- ----------|----------
                                                                                           |
Cash - end of period.......................................$     322  $   5,995  $   2,328 |$  28,455
                                                           ========== ========== ==========|==========
Supplemental Cash Flow Information:                                                        |
Cash paid during the year for:                                                             |
  Interest, net of amounts capitalized during construction.$  74,507  $  75,609  $  35,405 |$  53,427
                                                           ========== ========== ==========|==========
                                                                                           |
  Income taxes.............................................$     167  $   2,390  $     410 |$     909
                                                           ========== ========== ==========|==========
Increase in obligations:                                                                   |
  Seabrook Power Contract..................................$  51,924  $  84,796  $  37,490 |$    -
                                                           ========== ========== ==========|==========
  Capital leases...........................................$   1,342  $   4,696  $    -    |$    -
                                                           ========== ========== ==========|==========


PSNH became a wholly owned subsidiary of Northeast Utilities on June 5, 1992.


The accompanying notes are an integral part of these financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF COMMON EQUITY

---------------------------------------------------------------------------------------
                                                       Capital
                                            Common     Surplus,    Retained
                                             Stock     Paid In     Earnings     Total
---------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Balance at January 1, 1992...............  $37,494    $646,298    $    632    $684,424
    Net income...........................                           12,778      12,778
    Cash dividends on preferred stock....                           (5,704)     (5,704)
    Stock dividends on common stock......    1,962      16,456     (18,418)        -
    Capital stock expenses, net..........                   (2)                     (2)
                                           --------   ---------   ---------   ---------
Balance at June 4, 1992..................  $39,456    $662,752    $(10,712)   $691,496
                                           ========   =========   =========   =========
Balance at June 5, 1992..................  $  -       $   -       $   -       $   -
    Net income...........................                           29,398      29,398
    Cash dividends on preferred stock....                           (7,545)     (7,545)
    Issuance of 1,000 shares of common
      stock, $1 par value................        1                                   1
    Premium on common stock..............              424,999                 424,999
    Capital stock expenses, net..........               (4,237)                 (4,237)
                                           --------   ---------   ---------   ---------

Balance at December 31, 1992.............        1     420,762      21,853     442,616
    Net income...........................                           52,237      52,237
    Cash dividends on preferred stock....                          (13,250)    (13,250)
    Capital stock expenses, net..........                  483                     483
                                           --------   ---------   ---------   ---------
Balance at December 31, 1993.............        1     421,245      60,840     482,086
    Net income...........................                           77,444      77,444
    Cash dividends on preferred stock....                          (13,250)    (13,250)
    Capital stock expenses, net..........                  539                     539
                                           --------   ---------   ---------   ---------
Balance at December 31, 1994.............  $     1    $421,784    $125,034    $546,819
                                           ========   =========   =========   =========











PSNH became a wholly owned subsidiary of Northeast Utilities on June 5, 1992.


The accompanying notes are an integral part of these financial statements


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<F1A>   A.  MERGER WITH NORTHEAST UTILITIES

        On June 5, 1992 (Acquisition Date), Northeast Utilities (NU) acquired Public Service Company of New Hampshire (PSNH) pursuant to a merger agreement and the company became a wholly owned operating subsidiary of NU. In a related transaction, PSNH's 35.6 percent share of the Seabrook 1 nuclear power plant (Seabrook 1) and other Seabrook-related assets were transferred to North Atlantic Energy Corporation (NAEC), another new NU subsidiary.

        In accordance with generally accepted accounting principles, the acquisition of PSNH has been accounted for as a purchase.

        On June 29, 1992, PSNH's New Hampshire Yankee Division (NHY) was dissolved and North Atlantic Energy Service Corporation (NAESCO), a wholly owned subsidiary of NU, with the approval of the Securities and Exchange Commission (SEC) and the Nuclear Regulatory Commission (NRC), began management of the Seabrook 1 power plant as agent for the Seabrook joint owners. On June 29, 1992, all NHY employees became employees of NAESCO.

<F1B>   B.  GENERAL
        PSNH, The Connecticut Light and Power Company, Western Massachusetts Electric Company, NAEC, and Holyoke Water Power Company are the operating subsidiaries comprising the Northeast Utilities system (the system) and are wholly owned by NU.

        Other wholly owned subsidiaries of NU provide substantial support services to the system. Northeast Utilities Service Company (NUSCO) supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies. Northeast Nuclear Energy Company acts as agent for system companies in constructing and operating the Millstone nuclear generating facilities.

        All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity, and are subject to approval by various federal and state regulatory agencies.

<F1C>   C.  RECLASSIFICATIONS
        Certain reclassifications of prior years' data have been made to conform with the current year's presentation.


<F1D>   D.  INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
        Regional Nuclear Generating Companies: PSNH owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with PSNH's ownership interests, are:

         Connecticut Yankee Atomic Power Company (CY) .... 5.0%
         Yankee Atomic Electric Company (YAEC) ........... 7.0
         Maine Yankee Atomic Power Company (MY) .......... 5.0
         Vermont Yankee Nuclear Power Corporation (VY) ... 4.0

        PSNH's investments in the Yankee companies are accounted for on the equity basis, based on PSNH's ability to exercise significant influence over their operating and financial policies. The electricity produced by the facilities that are operating is committed to the participants substantially on the basis of their ownership interests and is billed pursuant to contractual agreements. Under ownership agreements with the Yankee companies, PSNH may be asked to provide direct or indirect financial support for one more or of the companies. For more information on these agreements, see Note 10E, "Commitments and Contingencies - Purchased Power Arrangements."

        The YAEC nuclear power plant was shut down permanently on February 26, 1992. For more information on the Yankee companies, see Note 4, "Nuclear Decommissioning."


        Millstone 3: The company has a 2.85 percent joint ownership interest in Millstone 3, a 1,154-megawatt (MW) nuclear generating unit. As of December 31, 1994 and 1993, plant-in-service included approximately $118.3 million and $118.1 million, respectively, and the accumulated provision for depreciation included approximately $24.2 million and $21.1 million, respectively, for PSNH's proportionate share of Millstone 3. PSNH's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

        Wyman Unit 4:  PSNH has a 3.14 percent ownership interest in Wyman
        Unit 4 (Wyman), a 632 -MW oil-fired generating unit. At December 31, 1994 and 1993, plant-in-service included approximately $6.0 million and the accumulated provision for depreciation included approximately $3.3 million and $3.1 million, respectively, for PSNH's share of Wyman. PSNH's share of Wyman expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

<F1E>   E.  DEPRECIATION
        The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the New Hampshire Public Utilities Commission (NHPUC). Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. For Millstone 3, the costs of removal, less salvage, that have been funded through an external decommissioning trust will be paid with funds from the trust and charged to the accumulated reserve for decommissioning included in the accumulated provision for depreciation over the expected service life of the plant. See Note 4, "Nuclear Decommissioning," for additional information.

        The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.6 percent for the years ended December 31, 1994, and December 31, 1993, 3.5 percent for the six-month and twenty-six day period ending December 31, 1992, and 3.4 percent for the five-month and four-day period ending June 4, 1992.

<F1F>   F.  PUBLIC UTILITY REGULATION
        NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including PSNH, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering inter-connections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The company is subject to further regulation for rates, accounting, and other matters by the FERC and the NHPUC.


<F1G>   G.  REVENUES
        Other than fixed-rate agreements negotiated with certain wholesale, industrial, and commercial customers, utility revenues are based on authorized rates applied to each customer's use of electricity. Rates can be changed only through a formal proceeding before the appropriate regulatory commission. At the end of each accounting period, PSNH accrues an estimate for the amount of energy delivered but unbilled.

        For additional information see Note 10B, "Commitments and Contingencies
        - PSNH Rate Agreement."


<F1H>   H.  REGULATORY ACCOUNTING
        PSNH follows accounting policies that reflect the impact of the rate treatment of certain events or transactions that differ from generally accepted accounting principles for those events or transactions followed by nonregulated enterprises. Under regulatory accounting, assuming that future revenues are expected to be sufficient to provide recovery, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered in revenues at a later date. Regulatory accounting is unique in that the actions of a regulator can provide reasonable assurance of the existence of an asset. Regulators, through their actions, may also reduce or eliminate the value of an asset, or create a liability. If the economic entity no longer comes under the jurisdiction of a regulator or external forces, such as a move to a competitive environment, effectively limiting the influence of cost-of-service based rate regulation, the entity may be forced to abandon regulatory accounting, requiring a reexamination and potential write-off of net regulatory assets. PSNH continues to be subject to cost-of-service based rate regulation. Based on current regulation, PSNH believes that its use of regulatory accounting is still appropriate.

        The components of regulatory assets are as follows:

        At December 31,                               1994      1993
        --------------------------------------------------------------

                                                  (Thousands of Dollars)

        Regulatory asset (Note 1I) ...........$678,974    $769,498
        Recoverable energy costs (Note 1J) ...194,994      122,861
        Income taxes, net (Note 1K) .......... 66,466       54,250
        Unrecovered contract obligation-
        YAEC (Note 4) ........................ 28,572       24,150
        Other ................................  2,499        2,594
                                              -------     --------

                                              $971,505    $973,353
                                              ========    ========

<F1I>   I.  REGULATORY ASSET
        The regulatory asset represents the aggregate value, as of the Acquisition Date, placed by the rate agreement with the state of New Hampshire (Rate Agreement) on PSNH's assets in excess of the net book value of PSNH's non-Seabrook assets and the $700 million value assigned to Seabrook by the Rate Agreement. The regulatory asset was valued at approximately $920.6 million on the Acquisition Date. The Rate Agreement provides for the recovery, through rates, of the amortization of the regulatory asset with a return each year on the unamortized portion of the asset. The Rate Agreement provides that $425 million of the regulatory asset be amortized over the first seven years after May 16, 1991 (Reorganization Date), with the remaining amount to be amortized over the 20-year period after the Reorganization Date.

<F1J>   J.  RECOVERABLE ENERGY COSTS
        Under the Energy Policy Act of 1992 (Energy Act), PSNH is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost.
         PSNH has begun to recover these costs.

        The Rate Agreement includes a comprehensive fuel and purchased power adjustment clause (FPPAC) permitting PSNH to pass through to retail customers, for a ten-year period, the retail portion of differences between the fuel and purchase power costs assumed in the Rate Agreement and PSNH's actual costs, which include the costs under the Seabrook Power Contract. The cost components of the FPPAC are subject to a prudence review by the NHPUC.

        The costs associated with purchases from certain nonutility generators
        (NUGs), over the level assumed in the Rate Agreement, are deferred and recovered through the FPPAC. PSNH has been attempting to negotiate the rate orders mandating the purchase of high-cost NUG power. In September 1994, the NHPUC approved an amendment to the Rate Agreement allowing settlement agreements to be implemented with two NUGs. The two NUGs have given up their right to sell their output to PSNH in exchange for lump sum cash payments of approximately $40 million. The deferred buyout payments are included as part of PSNH's recoverable energy costs. During the Rate Agreement's Fixed-Rate period, all the savings from the buyout will be used to reduce PSNH's recoverable energy costs. At the end of the Fixed-Rate period, 50 percent of the savings will be used to reduce the recoverable energy costs with the remainder reducing current rates. At December 31, 1994, PSNH's recoverable energy costs included fuel and purchase power deferrals ($154.9 million), the deferred buyout ($39.8 million), and the D&D assessment ($0.3 million). See Note 10B, "Commitments and Contingencies - PSNH Rate Agreement," for further information.

<F1K>   K.  INCOME TAXES
        The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. See Note 8, "Income Tax Expense," for the components of income tax expense.

        In 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 supersedes previously issued income tax accounting standards. PSNH adopted SFAS 109, on a prospective basis, during the first quarter of 1993. The adoption of SFAS 109 has not had a material effect on the net income or on the balance sheet of the company. As a result of the adoption of SFAS 109, the company has increased the deferred tax asset for net-operating-losses (NOLs) previously not recognized. A valuation reserve was not established.
        As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, PSNH also established a regulatory asset.


        The tax effect of temporary differences which give rise to the accumulated deferred tax obligation are as follows:
        At December 31,                          1994        1993
        ------------------------------------------------------------

                                               (Thousands of Dollars)

        Accelerated depreciation and other
         plant-related differences .......... $ 106,683  $ 150,238

        Net operating loss carryforwards ..... (247,440)  (270,612)

        Regulatory liabilities -
             income tax gross up                (46,445)   (49,423)

        Other ................................  249,282    187,873
                                               --------   --------

                                              $  62,080  $  18,076
                                              =========  =========

        At December 31, 1994, PSNH had a regular tax NOL carryforward of approximately $726 million, and an Alternative Minimum Tax (AMT) NOL carryforward of $529 million, both to be used against PSNH's federal taxable income and expiring between the years 2000 and 2006. PSNH also had Investment Tax Credit (ITC) carryforwards of $54 million, which expire between the years 1995 and 2004. For a portion of the carryforward amounts indicated above, the reorganization of PSNH under Chapter 11 of the United States Bankruptcy Code limits the annual amount of NOL and ITC carryforwards that may be used. Approximately

        $249 million of the NOL, $189 million of the AMT NOL, and $23 million of the ITC carryforwards are subject to this limitation.

<F1L>L. DERIVATIVE FINANCIAL INSTRUMENTS
        PSNH utilizes interest-rate caps to manage well defined interest rate risks. Premiums paid for purchased interest-rate-cap agreements are amortized to interest expense over the terms of the caps. Unamortized premiums are included in Deferred Charges - Other. Amounts receivable under cap agreements are accrued as a reduction of interest expense. Any material unrealized gains or losses on interest rate caps will be deferred until realized. For further information, see Note 11, "Derivative Financial Instruments."

<F2>2.  SEABROOK POWER CONTRACT

    On June 5, 1992, NAEC and PSNH entered into the Seabrook Power Contract (Contract), under which PSNH is obligated to buy from NAEC, and NAEC is obligated to sell to PSNH, all of NAEC's 35.6 percent ownership share of the capacity and output of Seabrook 1 for a period equal to the length of the NRC's full power operating license for Seabrook 1. Accordingly, PSNH has included its right to buy power from NAEC on its Balance Sheets as part of utility plant with a corresponding obligation. At December 31, 1994, this right was valued at approximately $882.8 million. Under the Contract, PSNH is unconditionally obligated to pay NAEC's cost of service during this period whether or not Seabrook 1 is operating. NAEC's cost of service includes all of its Seabrook-related costs, including operation and maintenance expense, fuel expense, property tax expense, depreciation expense, and certain overhead and other costs.

    The Contract establishes the value of the initial investment in Seabrook (Initial Investment) at $700 million and the initial investment in nuclear fuel at $0. NAEC is depreciating its Initial Investment on a straight line basis over the remaining term of Seabrook's full power operating license. Any subsequent additions to Seabrook 1 will be depreciated on a straight-line basis over the remaining term of the Contract at the time the additions are brought into service. The Contract provides that NAEC's return on its allowed investment in Seabrook 1 (its investment in working capital, fuel, capital additions after the date of commercial operation of Seabrook 1 and a portion of the Initial Investment) is calculated based on NAEC's actual capitalization from time to time over the term of the Contract, which includes its actual debt and preferred equity costs, and a common equity cost of 12.53 percent for the first ten years of the Contract, and thereafter at an equity rate of return to be fixed in a filing with FERC. The portion of the Initial Investment which is included in the allowed investment was 40 percent at the Acquisition Date, and will increase by 15 percent in each of the following four years beginning
    May 15, 1993. As of December 31, 1994, the portion of the initial investment included in the allowed investment was 70 percent. From the Acquisition Date through December 31, 1994, NAEC recorded an additional $131.5 million of deferred return. The deferred return on the excluded portion of the Initial Investment, including the $50.9 million, will be recovered with carrying charges by NAEC through the Contract beginning six months after the end of PSNH's Fixed Rate Period and will be fully recovered by May 15, 2001.

    If Seabrook 1 is shut down prior to the expiration of the NRC operating license term, PSNH will be unconditionally required to pay NAEC termination costs for 39 years, less the period during which Seabrook 1 has operated. These costs are designed to reimburse NAEC for its share of Seabrook 1 shut-down and decommissioning costs and to pay NAEC a return of and on any undepreciated balance of its Initial Investment in the plant over the then-remaining term of the Contract, and the return of and on any capital additions to the plant made after the Acquisition Date over a period of five years after shut down (net of any tax benefits to NAEC attributable to such cancellation).

    Contract payments charged to operating expense were $143 million, including an interest component of $43 million for the year ended December 31, 1994; $123 million, including an interest component of $33 million for the year ended December 31, 1993; and $26.5 million, including $16.3 million for the period June 5, 1992 through December 31, 1992.

    On February 15, 1994, NAEC acquired Vermont Electric Generation and Transmission Cooperative, Inc.'s (VEG&T) 0.4 percent ownership interest in Seabrook for approximately $6.4 million. NAEC sells the output from the Seabrook interest purchased from VEG&T on February 15, 1994 to PSNH under an agreement that has been approved by the FERC and is substantially similar to the Seabrook Power Contract between PSNH and NAEC that was effective on the Acquisition Date.

    Future minimum payments, excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under the terms of the contracts, as of December 31, 1994, are approximately:

                                             Seabrook Power Contracts
                                             ------------------------

                                              (Thousands of Dollars)

          1995 ................................  $    72,300
          1996 ................................       81,200
          1997 ................................       91,100
          1998 ................................      169,700
          1999 ................................      167,900
          After 1999 ..........................    1,341,900
                                                  ----------


          Future minimum payments .............    1,924,100

          Less amount representing interest  ..    1,041,300
                                                  ----------


          Present value of Seabrook Power
             Contracts payments ...............   $  882,800
                                                  ==========

<F3>3.  LEASES

    PSNH has entered into lease agreements, for the use of data processing and office equipment, vehicles, and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to operating expense:

           Year                    Capital Leases Operating Leases
           ----                    -------------- ----------------

           1994 ................    $1,061,000       $4,255,000
           1993 ................       701,000        6,197,000
           1992 ................         -            8,511,000

    Interest included in capital leases was $394,000 in 1994 and $403,000 in 1993.


    Future minimum rental payments, excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1994, are approximately:
                                                Operating Leases
                                                ----------------

                                             (Thousands of Dollars)

          1995 ...............................    $  7,900
          1996 ...............................       6,900
          1997 ...............................       5,800
          1998 ...............................       4,500
          1999 ...............................       4,000
          After 1999 .........................      14,100
                                                  --------

          Future minimum lease payments            $43,200
                                                   =======

<F4>4.  NUCLEAR DECOMMISSIONING

    The company's 1992 decommissioning study concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning Millstone 3. A 1994 Seabrook decommissioning study, which is currently under review by the New Hampshire Decommissioning Financing Committee, also confirmed that complete and immediate dismantlement at retirement is the most viable and economic method of decommissioning Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, technology, and inflation.

    The estimated cost of decommissioning PSNH's 2.85 percent ownership share of Millstone 3 and NAEC's 36.0 percent share of Seabrook 1 (utilizing the currently approved decommissioning study), in year-end 1994 dollars, is $12.8 million and $137.3 million, respectively. These estimated costs have been levelized and assume after-tax earnings on the Millstone and Seabrook decommissioning funds of 6.5 percent and 6.1 percent, respectively. Future escalation rates in decommissioning costs for Millstone 3 and Seabrook 1 are assumed. PSNH's Millstone 3 decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on its Statements of Income. Nuclear decommissioning related to PSNH's share of Millstone 3 amounted to $0.3 million in 1994 and 1993, and $0.2 million in 1992. Nuclear decommissioning costs, as a cost of removal, are included in the accumulated provision for depreciation on PSNH's Balance
    Sheets.   At December 31, 1994, the balance in the accumulated reserve for decommissioning amounted to $1.8 million. See "Nuclear Decommissioning" in Management's Discussion and Analysis for a discussion of changes being considered by the FASB related to accounting for decommissioning costs.

    PSNH makes payments to an independent decommissioning trust for its portion of the costs of decommissioning Millstone 3. Under the terms of the Rate

    Agreement, PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. Accordingly, NAEC bills PSNH directly for its share of the costs of decommissioning Seabrook. PSNH records its Seabrook decommissioning costs as a component of purchased power expense on its Statement of Income. Under the Rate Agreement, PSNH's Seabrook decommissioning costs are recovered through base rates.

    As of December 31, 1994, PSNH has collected, through rates, approximately $1.5 million toward the future decommissioning costs of its share of Millstone 3, which has been transferred to the external decommissioning trust. Earnings on the decommissioning trusts increase the decommissioning trusts balance and the accumulated reserve for decommissioning. Due to PSNH's adoption, effective January 1, 1994, of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, unrealized gains and losses associated with the decommissioning trusts also impact the balance of the trusts and the accumulated reserve for decommissioning.

    As of December 31, 1994, NAEC (including pre-Acquisition Date payments made by PSNH) has paid approximately $10.1 million, into Seabrook 1's decommissioning trust.

    Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement, would change decommissioning cost estimates. PSNH attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of PSNH. Because allowances for decommissioning have increased significantly in recent years, ratepayers in future years may need to increase their payments to offset the effects of any insufficient rate recoveries in previous years.

    PSNH, along with other New England utilities, has equity investments in the four Yankee companies. Each Yankee company owns a single nuclear generating unit. PSNH's ownership share of the estimated costs, in year-end 1994 dollars, of decommissioning of CY, MY, and VY are $18.1 million, $16.9 million, and $13.2 million, respectively. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of the cost of power by PSNH.

    YAEC has begun component removal activities related to decommissioning of its nuclear facility. In June 1992, YAEC filed a rate filing to obtain FERC authorization to collect the closing and decommissioning costs and to recover the remaining investment in the YAEC nuclear power plant over the remaining period of the plant's Nuclear Regulatory Commission (NRC) operating license. The bulk of these costs has been agreed to by the YAEC joint owners and approved, as a settlement, by FERC. In October 1994, YAEC submitted a revised decommissioning cost estimate as part of its decommissioning plan with the NRC. Following the receipt of NRC approval, this estimate will be filed with the FERC. This revised estimate increased PSNH's ownership share of decommissioning YAEC's nuclear facility by approximately $6.6 million in January 1, 1994 dollars. At December 31, 1994, the estimated remaining costs, including decommissioning, amounted to

    $408.2 million, of which PSNH's share was approximately $28.6 million. Management expects that PSNH will continue to be allowed to recover such FERC-approved costs from its customers. Accordingly, PSNH has recognized these costs as a regulatory asset, with a corresponding obligation, on its Balance Sheets.

<F5>5.  SHORT-TERM DEBT

    PSNH has credit lines totaling $125 million available through a Revolving-Credit Facility with a group of 19 banks. PSNH may borrow funds on a short-term revolving basis using either fixed-rate or standby loans. Fixed rates are set using competitive bidding. Standby-loan rates are based upon several alternative variable rates. PSNH is obligated to pay a facility fee of 0.25 percent per annum on the total commitment. At December 31, 1994 and 1993, there were no borrowings under the Facility.

    Certain subsidiaries of NU, including PSNH, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. At December 31,

    1994, there were no outstanding borrowings from the Pool. At December 31, 1993, PSNH had $2.5 million in outstanding borrowings the Pool, for which the average interest rate was 2.9 percent.

    Maturities of PSNH's short-term debt obligations were for periods of three months or less.

    The amount of short-term borrowings that may be incurred by PSNH is subject to periodic approval by the SEC under the 1935 Act. Under the SEC restrictions, PSNH was authorized, as of January 1, 1995 to incur short-term borrowings up to a maximum of $175 million.

<F6>6.  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

    Details of preferred stock subject to mandatory redemption are:

                        Shares Outstanding      December 31,
                                           --------------------------

    Description          December 31, 1994   1994     1993     1992
    -----------------------------------------------------------------

                                              (Thousands of Dollars)

    10.60% Series A  of 1991  5,000,000    $125,000 $125,000 $125,000
                                           ======== ======== ========

    In case of default on dividends or sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If PSNH is in arrears in the payment of dividends on any outstanding shares of preferred stock, PSNH would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. The Series A Preferred Stock is not subject to optional redemption by PSNH. It is subject to a sinking fund beginning on June 30, 1997, sufficient to retire annually 1,000,000 shares at $25 per share.


<F7>7.  LONG-TERM DEBT

    Details of long-term debt outstanding are:


                                                    December 31,
                                                  -------------------

                                                  1994      1993
    ----------------------------------------------------------------

                                               (Thousands of Dollars)
    First Mortgage Bonds:
     8 7/8%      Series A ........due 1996     $172,500  $172,500
     9.17%       Series B ........due 1998      170,000   170,000
                                              ---------  --------

          Total First Mortgage Bonds .....      342,500   342,500

    Term Loan/Notes:
    Variable Rate ................due 1996      141,000   235,000

    Pollution Control Revenue Bonds:
     7.65%       Series A ........due 2021       66,000    66,000
     7.50%       Series B ........due 2021      108,985   108,985
     7.65%       Series C ........due 2021      112,500   112,500

    Adjustable Rate Series D      due 2021       39,500    39,500
    Adjustable Rate Series E      due 2021       69,700    69,700
    Adjustable Rate, Tax-Exempt,
          Series D                due 2021       75,000    75,000
    Adjustable Rate, Tax-Exempt,
           Series E               due 2021       44,800    44,800

    Less:  Amounts due within one year ...       94,000    94,000
                                               --------  --------

          Long-term debt, net ............     $905,985  $999,985
                                               ========  ========

    Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1994 for the years 1995 through 1999 are approximately $94,000,000 in 1995, $219,500,000 in 1996, $0 in 1997,
    $170,000,000 in 1998, and $0 in 1999. Also, there are annual renewal and replacement fund requirements equal to 2.25 percent of the average of net depreciable property owned by PSNH at the Reorganization Date, plus cumulative gross property additions thereafter. PSNH expects to meet its future fund requirements by certifying property additions. Any deficiency would need to be satisfied by the deposit of cash or bonds.

    Essentially, all utility plant of PSNH is subject to the lien of its first mortgage bond indenture. PSNH's two bank facilities, the Term Loan and Revolving Credit Facility are secured by a second lien, junior to the lien of its first mortgage bond indenture, on all PSNH property located in New Hampshire. At December 31, 1994, and the principal amount outstanding under the Term Loan was $141 million and $235 million, respectively. The average effective interest rates for the Term Loan for 1994 and 1993 were approximately 5.2 percent and 4.3, respectively. At December 31, 1994, there were no borrowings under the Revolving Credit Facility.

    Concurrent with the issuance of PSNH's Series A and B First Mortgage Bonds, PSNH entered into financing arrangements with the Industrial Development Authority of the state of New Hampshire (IDA). Pursuant to these arrangements, the IDA issued five series of Pollution Control Revenue Bonds (PCRBs) and loaned the proceeds to PSNH. At December 31, 1994 and 1993, $516.5 million of the PCRBs were outstanding. The average effective interest rates on the variable-rate pollution percent control notes ranged from 2.90 to 4.3 percent for 1994 and from 2.5 percent to 3.4 percent for 1993. PSNH's obligation to repay each series of PCRBs is secured by a series of First Mortgage Bonds that were issued under its indenture. Each such series of First Mortgage Bonds contains terms and provisions with respect to maturity, principal payment, interest rate and redemption that correspond to those of the applicable series of PCRBs; for financial reporting purposes, these bonds would not be considered outstanding unless PSNH fails to meet its obligation under the PCRBs.

    The Series A and B First Mortgage Bonds are not redeemable prior to their maturity except in limited circumstances. The PCRBs, except for Series D and E, are redeemable on or after May 1, 2001, at the option of the company with accrued interest and at specified premiums. Under current interest rate elections by PSNH, the Series D and E PCRBs are redeemable, at par plus accrued interest at the end of each interest rate period. Future interest rate elections by PSNH could significantly defer or eliminate the availability of optional redemptions by PSNH and could affect costs as well.


<F8>8.  INCOME TAX EXPENSE

    The components of federal and state income tax provisions are:

                                       Jan. 1, 1993
                          Jan. 1, 1994      to      June 5, 1992 Jan. 1, 1992
                                to     Dec. 31, 1993     to           to
For the Periods           Dec.31, 1994 (Note 1K)   Dec. 31. 1992 June 4, 1992
-----------------------------------------------------------------------------

                                           (Thousands of Dollars)
Current income taxes:
   Federal ..............  $     368     $  (937)     $ 2,400  | $      415
   State ................      1,219       1,183        -      |         79
                           ---------    --------     --------  |  ---------
            Total current      1,587         246        2,400  |        494
                           ---------    --------     --------  |  ---------
                                                               |
Deferred income taxes, net:                                    |
   Federal                    63,941      47,407       23,086  |      8,703
   State                       3,666       3,131        -      |      -
                           ---------    --------     --------  |  ---------
                                                               |
           Total deferred     67,607      50,538       23,086  |      8,703
                           ---------    --------     --------  |  ---------
                                                               |
                                                               |
Investment tax credits, net     (560)       (565)        (326) |       (341)
                             --------   ---------     -------- |   ---------
                                                               |
Total income tax expense    $ 68,634    $ 50,219      $ 25,160 |   $  8,856
                            ========    ========      ========     ========


The components of total income tax expense are classified as follows:

  Income taxes charged to
    operating expenses...    $68,088     $54,087       $39,197 |    $16,449
  Income taxes associated                                      |
    with the deferred                                          |
     return on Seabrook..       -            -           -     |      4,793
  Income taxes associated                                      |
    with allowance for funds                                   |
    used during construction                                   |
    and the  deferred return                                   |
    on NHEC deferred costs      -            -            217  |        428
Other income taxes - credit      546      (3,868)     (14,254) |    (12,814)
                            --------    --------      -------  |    -------
                                                               |
Total income tax expense.   $ 68,634    $ 50,219       $25,160 |    $ 8,856
                            ========    ========       =======      =======

    Deferred income taxes are comprised of the tax effects of temporary differences as follows:

                                         Jan. 1, 1993
                             Jan. 1, 1994     to      June 5, 1992  Jan. 1, 1992
                                  to     Dec. 31, 1993    to           to
For the Periods             Dec. 31, 1994  (Note 1K)  Dec. 31, 1992 June 4, 1992
-------------------------------------------------------------------------------

                                          (Thousands of Dollars)

Depreciation                   $  2,701    $  4,549   $  1,629  |   $12,333
Energy adjustment clauses        30,954      15,155     14,520  |    (1,359)
Deferred tax asset                                              |
  associated with NOL            23,611      25,438      9,335  |    (2,317)
Alternative minimum tax            (301)      1,056     (2,441) |      (394)
Amortization of prepaid                                         |
  deferred taxes                 11,501       7,667        -    |      -
Deferred return on Seabrook        -           -           -    |     4,793
Severance benefits                 -           -           254  |    (1,020)
Other                              (859)     (3,327)      (211) |    (3,333)
                              ---------    --------    -------  |   --------
                                                                |
                                                                |
Deferred income taxes, net      $67,607     $50,538    $23,086  |  $  8,703
                                =======     =======    =======     ========

    A reconciliation between income tax expense and the expected tax expense at the applicable statutory rates is as follows:


                                       Jan. 1, 1993
                          Jan. 1, 1994      to     June 5, 1992  Jan. 1, 1992
                               to      Dec.31, 1993     to            to
For the Periods           Dec. 31,1994   (Note 1K) Dec. 31, 1992 June 4, 1992
----------------------------------------------------------------------------

                                          (Thousands of Dollars)
Expected federal income tax at
  35 percent of pretax income
  for 1994 and 1993 and at
  34 percent for 1992             $51,127   $35,860   $18,550  |$ 7,356
Tax effect of differences:                                     |
Depreciation differences            1,407     1,593     1,032  | (8,314)
Amortization of regulatory                                     |
  asset - Rate Agreement           20,007    23,765    17,624  | 12,477
Seabrook intercompany loss        (19,637)  (19,176)  (11,903) |  -
Reorganization expenses             -         -            22  |  1,728
Deferred investment return          -         -         -      | (3,832)
State income taxes, net of                                     |
  federal benefit                   3,175     2,804     -      |   -
Amortization of prepaid deferred                               |
  taxes                            11,501     7,667     -      |   -
Other, net                          1,054    (2,294)     (165) |   (559)
                                 --------   ------  ---------  | -------
                                                               |
Total income tax expense          $68,634   $50,219   $25,160  |$ 8,856
                                  =======   =======   =======   =======

9.  EMPLOYMENT BENEFITS

<9A>A.  PENSION BENEFITS
        The company participates in a uniform noncontributory defined benefit retirement plan covering all regular system employees (the Plan). Benefits are based on years of service and employees' highest eligible compensation during five consecutive years of employment. Effective January 1993, PSNH's plan was merged into the NU system's uniform noncontributory defined benefit plan. The company's direct portion of the system's pension cost, part of which was charged to utility plant, approximated $4.4 million in 1994, $6.6 million 1993, and $4.4 million for the period January 1, 1992 to June 4, 1992 and $3.5 million for the period June 5, 1992 to December 31, 1992. The pension cost for January 1, 1992 to June 4, 1992 includes employees of NHY, who are now employees of NAESCO. Pension costs for 1994 and 1993 included approximately $1.9 million and $3.4 million, respectively, related to work force reduction programs.

        Currently, PSNH funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

        The components of net pension cost for PSNH are:

                        Jan.  1, 1994  Jan. 1, 1993 June 5, 1992  Jan. 1, 1992
                             to            to            to            to
        For the Periods Dec. 31, 1994 Dec. 31, 1993 Dec. 31, 1992 June 4, 1992
        ----------------------------------------------------------------------

                                       (Thousands of Dollars)

        Service cost        $  5,531    $  7,539       $ 2,889   |  $  3,850
        Interest cost         11,129      11,180         6,810   |     6,200
        Return on plan assets    246     (19,308)       (5,026)  |    (4,561)
        Net amortization     (12,526)      7,215        (1,206)  |    (1,067)
                             -------    --------        ------   |  --------
                                                                 |
        Net pension cost    $  4,380    $  6,626       $ 3,467   |  $  4,422
                            ========    ========        =======     ========


        --------------------------------------------------------------------



For calculating pension cost, the following assumptions were used:

                         Jan. 1, 1994  Jan. 1, 1993   June 5, 1992 Jan. 1, 1992
                              to            to            to            to
 For the Periods         Dec. 31, 1994 Dec. 31, 1993 Dec. 31, 1992 June 4, 1992
 -------------------------------------------------------------------------------




 Discount rate ............      7.75%      8.00%         8.00%  |     8.00%
 Expected long-term rate  .                                      |
  of return ...............      8.50       8.50          9.00   |     9.00
 Compensation/progression .                                      |
  rate   ..................      4.75       5.00          6.00   |     6.00

        The following table represents the Plan's funded status reconciled to the Balance Sheets:

        At December 31,                                 1994        1993
        -------------------------------------------------------------------
                                                    (Thousands of Dollars)
        Accumulated benefit obligation,
          including $111,198,000 of vested
          benefits at December 31, 1994
          $111,691,000 of vested
          benefits at December 31, 1993               $121,202    $122,429
                                                      ========    ========

        Projected benefit obligation (PBO)            $146,972    $156,475
        Market value of plan assets                    136,104     145,536
                                                      --------    --------

        PBO in excess of plan assets                   (10,868)    (10,939)
        Unrecognized transition amount                   5,004       5,338
        Unrecognized prior service costs                 5,775       4,890
        Unrecognized net gain ......                   (36,180)    (31,179)
                                                       --------   --------

        Accrued pension liability ..                  $(36,269)  $ (31,890)
                                                      =========  ==========

        The following actuarial assumptions were used in calculating the Plan's year-end funded status:

        For the Years Ended December 31,       1994          1993
        ------------------------------------------------------------


        Discount rate......................    8.25%         7.75%
        Compensation/progression rate          5.00          4.75

<F9B>B. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
        The company provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees leaving the company who are otherwise eligible to retire and have met specified service requirements. Effective January 1, 1993, the company adopted SFAS 106, Employer's Accounting for Postretirement Benefits Other Than Pensions, on a prospective basis. PSNH's direct portion of health care and life insurance costs, part of which were deferred or charged to utility plant, approximated $7.6 million in 1994, $9.1 million in 1993, and $3.3 million in 1992.

        On January 1, 1993, the accumulated postretirement benefit obligation represented the company's transition obligation upon the adoption of

        SFAS 106. As allowed by SFAS 106, the company is amortizing its transition obligation of approximately $59 million over a 20-year period. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per retiree health care costs.
         The SFAS 106 obligation has been calculated based on this assumption.

        During 1993, the company began funding SFAS 106 postretirement costs through external trusts. The company is funding annually amounts that have been rate recovered and which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

        The following table represents the plan's funded status reconciled to the Balance Sheet.

        At December 31,                              1994            1993
        ------------------------------------------------------------------
                                                    (Thousands of Dollars)
        Accumulated postretirement  benefit obligation of:

           Retirees ......................         $39,881         $51,832
           Fully eligible active employees              52              99
           Active employees not eligible to retire   9,065           7,888
                                                   ---------       -------

        Total accumulated postretirement benefit
           obligation ....................          48,998          59,819

        Market value of plan assets ......           6,606           2,387
                                                   ---------       --------


        Accumulated postretirement benefit
          obligation in excess of plan assets      (42,392)        (57,432)

        Unrecognized transition amount ...          52,930          55,870

        Unrecognized net gain ............         (13,204)         (1,065)
                                                   --------        --------


        Accrued postretirement benefit liability  $ (2,666)       $ (2,627)
                                                  ========        ========


        -------------------------------------------------------------

        The components of health care and life insurance costs are:

        For the Years Ended December 31,            1994     1993
        ------------------------------------------------------------

                                                (Thousands of Dollars)

        Service cost .....................        $   971    $1,260
        Interest cost ....................          3,844     4,800
        Return on plan assets ............             37       -
        Net amortization .................          2,735     3,046
                                                   ------    ------

        Net health care and life insurance costs   $7,587    $9,106
                                                   ======    ======


        -------------------------------------------------------------


        The following actuarial assumptions were used in calculating the Plan's year-end funded status:

        At December 31,                          1994          1993
        ------------------------------------------------------------

                                                (Thousands of Dollars)

        Discount rate ....................       8.00%         7.75%
        Long-term rate of return -
          health assets,net of tax ........      5.00          5.00
        Long-term rate of return - life assets   8.50          8.50
        Health care cost trend rate (a) ..      10.20         11.10

        (a) Annual growth in per capita cost of covered health care benefits was assumed to decrease to 5.4 percent for 2002.

        The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $2.4 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $233,000. The trust holding the plan assets is subject to federal income taxes at a 35-percent tax rate.


        PSNH is currently recovering SFAS 106 costs, including previously deferred costs. Deferral of such costs are permitted since it is expected that the period of recovery of deferred costs will be within the time frame established by the applicable accounting requirements.

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

        PSNH currently forecasts construction expenditures (including AFUDC) of $195.5 million for the years 1995-1999, including $50.7 million for 1995. In addition, PSNH estimates that nuclear fuel requirements, for its share of Millstone 3, will be $4.2 million for the years 1995-1999, including $790,000 for 1995.

<F10B>B.PSNH RATE AGREEMENT
        The Rate Agreement provided the financial basis for PSNH's Plan of Reorganization (the Plan). The Rate Agreement calls for seven successive 5.5 percent annual increases in PSNH's base rates for its charges to retail customers (the Fixed-Rate Period). The first increase was put into effect on January 1, 1990 and the remaining two increases are scheduled to be put into effect annually beginning on June 1, 1995. As discussed in Note 1J, "Recoverable Energy Costs," the FPPAC protects PSNH from changes in fuel and purchased power costs. Although the Rate Agreement provides an unusually high degree of certainty as to PSNH's future retail rates, it also entails a risk when sales are lower than anticipated or if PSNH should experience unexpected increases in its costs other than those for fuel and purchased power, since PSNH has agreed that it will not seek additional rate relief during the Fixed-Rate Period, except in limited circumstances. However, in order to provide protection from significant variations from the costs assumed in base rates over the Fixed-Rate Period, the Rate Agreement establishes a return on equity
        (ROE) collar to prevent PSNH from earning a ROE in excess of an upper limit or below a lower limit. To date, PSNH's ROE has been within the limits of the ROE collar.

<F10C>C.ENVIRONMENTAL MATTERS
        PSNH is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. PSNH has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.

        Changing environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations, and other facilities. The cumulative long-term, economic cost impact of increasingly stringent environmental requirements cannot accurately be estimated. Changing environmental requirements could also require extensive and costly modifications to PSNH's existing generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, PSNH may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation, and disposal of by-products and wastes. PSNH may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities.

        PSNH has recorded a liability for what it believes is, based upon information currently available, its estimated environmental remediation costs for waste disposal sites for which it expects to bear legal liability. In most cases, the extent of additional future environmental cleanup costs is not reasonably estimable due to a number of factors including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation methods, and the possible effects of technological changes. At December 31, 1994, the liability recorded by PSNH for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $2 million.

        PSNH cannot estimate the potential liability for future claims that may be brought against it. However, considering known facts, existing laws, and regulatory practices, management does not believe the matters disclosed above will have a material effect on PSNH's financial position or future results of operations.

<F10D>D.NUCLEAR INSURANCE CONTINGENCIES
        The Price-Anderson Act currently limits public liability from a single incident at a nuclear power plant to $8.9 billion. The first
        $200 million of liability would be provided by purchasing the maximum amount of commercially available insurance. Additional coverage of up to a total of $8.3 billion would be provided by an assessment of $75.5 million per incident, levied on each of the 110 nuclear units that are currently subject to the Secondary Financial Protection Program in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. In addition, if the sum of all public liability claims and legal costs arising from any nuclear incident exceeds the maximum amount of financial protection, each reactor operator can be assessed an additional 5 percent, up to $3.8 million, or $415.3 million in total, for all 110 nuclear units. The maximum assessment is to be adjusted at least every five years to reflect inflationary changes. Under the terms of the Contract with NAEC, PSNH would be obligated to pay for any assessment charged to NAEC as a "cost of service." At December 31, 1994, based on PSNH's ownership interests in Millstone 3, and NAEC's ownership interests in Seabrook 1, PSNH's maximum liability would be $30.7 million per incident. In addition, through PSNH's purchased power contracts with the three operating Yankee regional nuclear generating companies, PSNH would be responsible for up to an additional $11.1 million per incident. The payments for PSNH's ownership interest in nuclear generating facilities and costs resulting from the Contract with NAEC would be limited to a maximum of $5.3 million per incident per year.

        Effective January 1, 1995, insurance was purchased from Nuclear Mutual Limited (NML) to cover the primary cost of repair, replacement, or decontamination of utility property resulting from insured occurrences with respect to PSNH's ownership interest in Millstone 3 and CY. All companies insured with NML are subject to retroactive assessments if losses exceed the accumulated funds available to NML. The maximum potential assessment against PSNH with respect to losses arising during the current policy year is approximately $0.5 million under the NML primary property insurance program.

        Insurance has been purchased from Nuclear Electric Insurance Limited
        (NEIL) to cover (1) certain extra costs incurred in obtaining replacement power during prolonged accidental outages with respect to PSNH's Contract with NAEC; and (2) the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences with respect to PSNH's ownership interests in Millstone 3, CY, MY, and VY; and NAEC's ownership interest in Seabrook. All companies insured with NEIL are subject to retroactive assessments if losses exceed the accumulated funds available to NEIL. The maximum potential assessments against PSNH (including costs resulting from PSNH's Contract with NAEC) with respect to losses arising during current policy years are approximately $1.5 million under the replacement power policies and $11.3 million under the excess property damage, decontamination, and decommissioning policies. Although PSNH has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.

        Insurance has been purchased from American Nuclear Insurers/Mutual Atomic Energy Liability Underwriters, aggregating $200 million on an industry basis for coverage of worker claims. All reactor operators insured under this coverage are subject to retrospective assessments of $3.1 million per reactor. The maximum potential assessments against PSNH (including costs resulting from PSNH's Contract with NAEC) with respect to losses arising during the current policy period are approximately $1.9 million.

<F10E>E.PURCHASED POWER ARRANGEMENTS
        PSNH, along with CL&P and WMECO, purchase approximately 10 percent of their electricity requirements pursuant to long-term contracts with the Yankee companies. Under the terms of its agreements, the company pays its ownership share (or entitlement share) of generating costs, which includes depreciation, taxes, operation and maintenance expenses, the estimated cost of decommissioning, and a return on invested capital. These costs are recorded as purchased power expense and recovered through the company's rates. PSNH's total cost of purchases under these contracts for the units that are operating amounted to $23.4 million in 1994, $26.5 million in 1993 and $24.8 million in 1992. See
        Note 1D, "Summary Of Significant Accounting Policies-Investments and Jointly Owned Electric Utility Plant" and Note 4, "Nuclear Decommissioning" for more information on the Yankee companies.

        PSNH has entered into multiple purchases of capacity and energy from nonutility generators pursuant to rate orders. These arrangements have terms from 20 to 30 years, and require the company to purchase the energy at specified prices or formula rates. For the 12 months ended December 31, 1994, approximately 14 percent of NU system electricity requirements was met by nonutility generators. The total cost to the company of purchases under these arrangements amounted to $130 million in 1994, $133.4 million in 1993, and $92.1 million in 1992. These costs are eventually recovered through the company's rates. See Note 1J, "Summary of Significant Accounting Policies - Recoverable Energy Costs" for further information.

        In an effort to control costs from nonutility generators and as required by the rate agreement, PSNH has been negotiating with 13 nonutility generators. As of February 1995, eight of those negotiations were complete. This includes five hydroelectric facilities that were renegotiated to convert their rate orders to long-term contracts and three wood-burning facilities had either their rate
        orders bought out or entered into a new contract.   Mediation efforts
        continue with the five wood burners that have not been settled.

        PSNH entered into a buy-back agreement to purchase the capacity and energy of the New Hampshire Electric Cooperative, Inc.'s (NHEC) Seabrook entitlement and to pay all of NHEC's Seabrook costs for a ten-year period which began July 1, 1990. The total cost of purchases under this agreement was $15.7 million in 1994, $14.4 million in 1993, and $13.8 million in 1992. Part of these costs is collected currently through the FPPAC and part is deferred for future collection in accordance with the Rate Agreement. In connection with the agreement, NHEC agreed to continue as a firm-requirements customer of PSNH for 15 years.

        The estimated annual cost of PSNH's significant purchased power arrangements are as follows:


                                 1995    1996   1997    1998    1999
        -------------------------------------------------------------

                                    (Millions of Dollars)

        Yankee companies ......$  27.3 $  28.5$  25.5 $  30.5 $  30.1
        Nonutility generators .  116.3   121.6  123.9   126.0   128.1
        NHEC ..................   16.5    16.5   25.1    33.2    32.8

<F10F>F.HYDRO-QUEBEC
        Along with other New England utilities, PSNH entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. PSNH is obligated to pay, over a 30-year period, its proportionate share of the annual operation, maintenance, and capital costs of these facilities, which are currently forecast to be $53.7 million for the years 1995-1999, including $12.0 million for 1995.

<F10G>G.DEFERRED RECEIVABLE FROM AFFILIATED COMPANY

        At the time PSNH emerged from bankruptcy on May 16, 1991, in accordance with the phase-in under the Rate Agreement, it began accruing a deferred return on a portion of its Seabrook investment. From May 16, 1991 to the Acquisition Date, PSNH accrued a deferred return of $50.9 million. On the Acquisition Date, PSNH sold the $50.9 million deferred return to NAEC as part of the Seabrook-related assets.

        At the time PSNH transferred the deferred return to NAEC, it realized, for income tax purposes, a gain that is deferred under the consolidated income tax rules. This gain will be restored for income tax purposes when the deferred return of $50.9 million, and the associated income taxes of $32.9 million, are collected by NAEC through the Contract. When NAEC recovers the $32.9 million in years eight through ten of the Rate Agreement, it is obligated to make corresponding payments to PSNH.

        On the Acquisition Date, PSNH recorded the $32.9 million of income taxes associated with the deferred return as a deferred receivable from NAEC, with a corresponding entry to deferred revenue, on its Balance Sheet. In 1993, due to changes in tax rates, this amount was adjusted to $33.3 million.

<F11>   11. DERIVATIVE FINANCIAL INSTRUMENTS

    The company utilizes derivative financial instruments to manage well-defined interest-rate risks. The company does not use them for trading purposes.

    PSNH has entered into an interest-rate cap contract with a financial institution in order to reduce a portion of the interest-rate risk associated with certain variable-rate tax-exempt pollution control revenue bonds, as well as a portion of the PSNH Variable-Rate Term Loan. During 1994, there were three outstanding contracts held by PSNH, covering $225 million of its variable rate debt, with terms ranging from one to three years. The contact entitles PSNH to receive from its counterparties the amount, if any by which the interest payments on its variable-rate tax-exempt pollution control revenue bond exceeds the J. J. Kenny High Grade Index and the PSNH Variable-Rate Term Loan exceeds the three-month LIBOR rate. These contracts are settled on a quarterly basis. As of December 31, 1994, PSNH had a total of $75 million in caps outstanding, with a positive mark-to-market position of approximately $0.8 million.

    PSNH is exposed to credit risk on the interest-rate caps if the counterparties fail to perform their obligations. However, PSNH anticipates that the counterparties will be able to fully satisfy their obligations under the contracts.

<F12>12. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

    Cash and nuclear decommissioning trusts: The carrying amounts approximate fair value.

    SFAS 115 requires investments in debt and equity securities to be presented at fair value and was adopted by PSNH on a prospective basis as of January 1, 1994. There was no change in funding requirements of the trusts nor any impact on earnings as a result of the adoption of SFAS 115.

    Preferred stock and long-term debt: The fair value of PSNH's securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value.

    The carrying amounts of PSNH's financial instruments and the estimated fair values are as follows:

    At December 31, 1994               Carrying Amount Fair Value
    -----------------------------------------------------------------

                                                  (Thousands of Dollars)

    Preferred stock subject to mandatory
      redemption ........................$125,000      $127,500

    Long-term debt -
      First Mortgage Bonds .............. 342,500       342,931

      Other long-term debt .............. 657,485       641,673

    -----------------------------------------------------------------

    At December 31, 1993               Carrying Amount Fair Value
    -----------------------------------------------------------------

                                           (Thousands of Dollars)

    Preferred stock subject to mandatory
      redemption ........................$125,000     $139,375

    Long-term debt -
      First Mortgage Bonds .............. 342,500      359,878

      Other long-term debt .............. 751,485      783,389

    The fair values shown above have been reported to meet disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.






To the Board of Directors
of Public Service Company of New Hampshire:


    We have audited the accompanying balance sheets of Public Service Company of New Hampshire (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1994 and 1993, and the related statements of income, common equity and cash flows for the years ended
December 31, 1994 and 1993 and the periods from January 1, 1992 to June 4, 1992 and June 5, 1992 to December 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Service Company of New Hampshire as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the years ended December 31, 1994 and 1993 and the periods from January 1, 1992 to June 4, 1992 and June 5, 1992 to
December 31, 1992, in conformity with generally accepted accounting principles.

    As explained in Note 9B to the financial statements, effective January 1, 1993, Public Service Company of New Hampshire changed its methods of accounting for postretirement benefits other than pensions.





                                              /s/ Arthur Andersen LLP

                                                  ARTHUR ANDERSEN LLP



Hartford, Connecticut
February 17, 1995


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------------------------------


This section contains management's assessment of PSNH's (the company) financial condition and the principal factors having an impact on the results of operations. The company is a wholly owned subsidiary of Northeast Utilities (NU). This discussion should be read in conjunction with the company's financial statements and footnotes.


FINANCIAL CONDITION

OVERVIEW

Net income increased to approximately $77 million in 1994 from approximately $52 million in 1993. The increase from 1993 is a result of increased revenues from retail rate increases, higher retail kilowatt-hour sales, and higher income from the amortization of the company's regulatory liability.

In 1994, PSNH's retail kilowatt-hour sales rose by 2.0 percent over 1993, due in large part to the beginning of an economic recovery in New England. Employment levels have risen, unemployment rates have fallen, and personal income has increased in New Hampshire. Retail sales were also affected by colder winter weather in early 1994.


In 1995, PSNH expects little retail sales growth over 1994, primarily because of the effects of higher interest rates on the economy and a return to normal weather. Over the longer term, retail kilowatt-hour sales growth is expected to be strong in New Hampshire, which by some measures has the fastest growing economy in New England. In 1994, many businesses announced plans to expand in New Hampshire. The company estimates that it will have compounded annual sales growth of 1.9 percent from 1994 through 1999.

Competitive forces within the electric utility industry are continuing to increase due to a variety of influences, including legislative and regulatory
actions, technological advances, and changes in consumer demand.   PSNH has
developed, and is continuing to develop, a number of initiatives to retain and continue to serve its existing customers and to expand its retail customer base.

The company believes the steps it is taking, including a companywide process reengineering effort, will have significant, positive effects, including reduced operating costs and improved customer service, in the next few years. The company also benefits from a diverse retail base with no significant dependence on any one retail customer or industry.

PSNH continues to operate predominantly in a state-approved franchise territory under traditional cost-of-service regulation. Retail wheeling, under which a retail customer would be permitted to select an electricity supplier and require the local electric utility to transmit the power to the customer's site, is not
required in PSNH's service territory.   Several bills related to retail wheeling
have been introduced in the New Hampshire legislature. To date, none of these bills have been enacted. The chairman of the New Hampshire Public Utilities Commission (NHPUC) has set up a roundtable discussion with legislators, utilities, customers and other interested parties regarding competition in the
electric utility industry.   In addition, a new entity, Freedom Electric Power
Company (FEPCO), has filed with the NHPUC for permission to do business as an electric utility to serve selected large PSNH customers. PSNH and other New Hampshire utilities are opposing FEPCO's petition before the NHPUC. Management cannot assess the impact of any potential legislative or regulatory outcomes on PSNH.

While retail competition is not required in the company's retail service territory, competitive forces are nonetheless influencing retail pricing.
These forces include competition from alternate fuels such as natural gas, competition from customer-owned generation, and regional competition for
business retention and expansion.   PSNH's retail business group continues to
work with customers to address their concerns.   PSNH has reached long-term rate
agreements with new and existing customers to gain or retain their business. In general, these rate agreements have terms of about five years. Negotiated retail rate reductions for PSNH customers under rate agreements in effect for 1994 amounted to approximately $3 million. Management believes that the aggregate amount of negotiated retail rate reductions will increase in 1995, but that the related agreements will continue to provide significant benefits to PSNH, including the preservation of approximately 4 percent of retail revenues.

The company is also working with its regulators to address the needs of customers more widely. PSNH has a seven-year rate agreement in effect through May 1997. Management will continue to evaluate the use of agreements of this type to keep retail rates competitive.


RATE MATTERS

PSNH follows accounting principles that allow the rate treatment for certain events or transactions to be reflected. These principles may differ from the accounting principles followed by nonregulated enterprises. Regulators may permit incurred costs, which would normally be treated as expenses by non-regulated enterprises, to be deferred as regulatory assets and recovered in revenues at a later date. Regulatory assets at December 31, 1994 were approximately $972 million. Based on current regulation, the company believes that its use of regulatory accounting is still appropriate.

See the "Notes To Financial Statements," Note 1H, for further details on regulatory accounting.

In June 1994, PSNH's base rates increased by 5.5 percent under a seven-year 1989 rate agreement approved by the NHPUC.

The costs associated with purchases by PSNH from certain nonutility generators
(NUGs) over the level assumed in rates are deferred and recovered over ten-year periods through the Fuel and Purchased Power Adjustment Clause (FPPAC). At December 31, 1994, the unrecovered deferrals were approximately $174 million. PSNH is attempting to renegotiate these arrangements with the NUGs.

On September 23, 1994, the NHPUC approved settlement agreements with two wood-fired NUGs covering approximately 20 megawatts (MW) of capacity. These two NUGs gave up their rights to sell their output to PSNH in exchange for lump sum cash payments by PSNH totaling approximately $40 million. The buyout payment was added to the deferred balance of NUG costs. The savings resulting from the agreements will be used to reduce the NUG deferred balance over the remaining
period of the cancelled arrangements.   PSNH is involved in mediations with the
owners of the six remaining wood-fired facilities, which account for approximately 87 MW of capacity. PSNH has reached an agreement with one of these six NUGs, which calls for a payment by PSNH of $52 million in return for a substantial reduction in the rates charged to PSNH. The agreement was filed with the NHPUC in February 1995.


SEABROOK PERFORMANCE

The Seabrook plant operated at 61.6 percent of capacity for the year ended December 31, 1994, compared with 89.8 percent in 1993 and a 1994 national average of 73.2 percent. The lower 1994 capacity factor was primarily the result of an unplanned outage early in the year and an extended refueling and maintenance outage. The unit was taken out of service on January 25, 1994 when an automatic trip from 100 percent power occurred when a main steam isolation valve closed during quarterly surveillance testing. The unit returned to service on February 18, 1994. The unit began its scheduled 57-day refueling and maintenance outage on April 9, 1994. The unexpected discovery of reactor coolant pump locking cups and a bolt in the reactor vessel contributed
substantially to the extension of the outage.   The unit returned to service on
August 1, 1994 for an outage duration of 114 days. The next refueling outage is scheduled for November 1995.


ENVIRONMENTAL MATTERS

NU devotes substantial resources to identify and then to meet the multitude of environmental requirements it faces. PSNH has active auditing programs addressing a variety of different regulatory requirements, including an environmental auditing program to detect and remedy noncompliance with environmental laws or regulations.

The company is potentially liable for environmental cleanup costs at a number of sites both inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of the company. At December 31, 1994, the liability recorded by the company, amounted to approximately $2 million, which represents the highest cost probable at this time.

The company expects that the implementation of the 1990 Clean Air Act Amendments
(CAAA) as they relate to sulfur dioxide emissions will require only modest emissions reductions for PSNH. The company is subject to more stringent emission limits for nitrogen oxides (NOX) within the next five years under the CAAA requirements. PSNH will install at Merrimack Station a selective catalytic reduction (SCR) pollution control system by May 1995 to comply with CAAA requirements. The cost of the SCR installation is approximately $22 million, with approximately $10 million of costs incurred as of December 31,1994. Additional capital costs of approximately $5-$7 million are expected to be incurred to comply with NOX emission limits for 1999.


NUCLEAR DECOMMISSIONING

The company's estimated cost to decommission its share of Millstone 3 and North Atlantic Energy Corporation's (NAEC) share of Seabrook is approximately $13 million and $137 million, respectively, in year-end 1994 dollars. Under the terms of the Rate Agreement, the company is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. In addition, the company's estimated cost to decommission its shares of the regional nuclear generating units is estimated to be approximately $48 million. These costs are being recognized over the lives of the respective units and a portion of the costs is being recovered through rates. Yankee Atomic Electric Company (YAEC) has begun component removal activities related to the decommissioning of its nuclear facility. PSNH's estimated obligation to YAEC has been recorded on its Balance Sheets.
Management expects that the company will continue to be allowed to recover these costs.

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

See the "Notes to Financial Statements," Note 4, for further information on nuclear decommissioning.


PROPERTY TAXES

PSNH has had a significant court appeal for municipal property tax assessments in the town of Bow, New Hampshire. The central issue in the case is the fair market value of utility property. The company believes that the assessments should be based on a fair market value that approximates net book cost. This is the assessment level that taxing authorities are predominantly using throughout Connecticut, Massachusetts, and some of New Hampshire. However, towns such as Bow advocate a method that approximates reproduction costs.

PSNH's appeal of the property tax as assessed against them by Bow has been dismissed by the Supreme Court of New Hampshire. The company estimates that, for assessments in towns such as Bow, the change to the reproduction cost methodology could result in property valuations approximately three times greater than values approximating net book cost. If other towns adopt this methodology, there could be a significant adverse impact on the company's future results of operations and financial condition. However, the extent to which other towns successfully adopt this methodology and any subsequent increase in the company's property tax liability cannot be determined at this time.


LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operations decreased approximately $8 million in 1994, as compared with 1993, primarily due to higher payments to nonutility generators. Cash used for financing activities was approximately $38 million lower in 1994, as compared with 1993, primarily due to a lower repayment of short-term debt. Cash used for investments was approximately $40 million higher in 1994, as compared with 1993, primarily due to an increase in short-term loans to other NU system companies under the NU system Money Pool.

The company has a more leveraged capital structure than most other investor-owned public utilities and is required to make substantial interest payments. The company's indebtedness under the Term Loan, Revolving Credit Facility, and some of the company's pollution control revenue bonds bear interest at floating rates to be set periodically, causing the company to be sensitive to prevailing interest rates. The company has entered into interest rate cap contracts to reduce a portion of the interest rate risk on certain variable-rate tax-exempt pollution control revenue bonds and the variable-rate term loan. Any premiums paid on these contracts are deferred and amortized over the life of the contracts. The differential paid or received as interest rates change is recognized in income when realized.

For further information on Derivatives, see the "Notes to Financial Statements,"
Note 11, "Derivative Financial Instruments," and Note 12, "Fair Value of Financial Instruments."

PSNH is obligated to meet approximately $559 million of long-term debt and preferred stock maturities and cash sinking-fund requirements during the 1995 through 1999 period, including approximately $94 million for 1995. The company's Term Loan must be repaid in 16 quarterly installments of approximately $24 million that commenced in August 1992. PSNH's Series A preferred stock has an annual sinking fund of approximately $25 million beginning in 1997. The company may need to supplement its internal cash generation with outside financing, including additional borrowings if additional agreements are reached with the wood-fired NUGs.

PSNH's construction program expenditures, including allowance for funds used during construction (AFUDC), for the period 1995 through 1999 are estimated to be approximately $196 million, including approximately $51 million for 1995. The construction program's main focus is maintaining and upgrading the existing transmission and distribution system, as well as nuclear and fossil-generating facilities. NU does not foresee the need for new major generating facilities, at least until the year 2009.


RESULTS OF OPERATIONS

PSNH's results of operations for the twelve months ended December 31, 1994 and 1993 and the period June 5, 1992 through December 31, 1992 reflect the results after the acquisition of PSNH by NU on June 5, 1992. The results for the 1993 period compared to the 1992 period are not comparable because of the significant impacts of the acquisition on the company's results.


OPERATING REVENUES

The components of the change in operating revenues for the past two years are provided in the table below.


                              Change in Operating Revenues

                                  Increase/(Decrease)
                           1994 vs. 1993    1993 vs. 1992
--------------------------------------------------------------------

                                 (Millions of Dollars)

Regulatory decisions            $20             $24
Fuel,  purchased power
  and FPPAC cost recoveries      32              23
Sales volume                      6               7
Other revenues                    -               1
Sales to other utilities          -             (49)
1992 Escrowed revenues            -             (16)
                               -----           ----

Total revenue change            $58            ($10)
                                ===            ====

Operating revenues increased approximately $58 million in 1994 from 1993. Revenues related to regulatory decisions increased primarily because of the effects of the June 1993 and 1994 retail rate increases. Fuel, purchased power, and FPPAC cost recoveries increased primarily due to higher fuel and purchased power costs. Sales volume increased as a result of higher retail sales from an improving economy and colder winter weather. Retail sales increased 2.0 percent in 1994 from 1993 sales levels.

Operating revenues decreased approximately $10 million in 1993 from 1992 primarily due to lower short-term power sales to other utilities as a result of the elimination, effective with the acquisition, of sales to NU, and the one-time impact in 1992 of $16 million of revenues released from escrow at the acquisition date. These decreases were partially offset by retail rate increases in June 1992 and 1993 and higher fuel, purchased power, and FPPAC cost recoveries. Retail sales increased 1.4 percent in 1993 from 1992 sales levels.


FUEL, PURCHASED AND NET INTERCHANGE POWER

Fuel, purchased and net interchange power increased approximately $15 million in 1994, as compared to 1993, primarily due to an increase in purchased power.

Fuel, purchased and net interchange power decreased approximately $21 million in 1993, as compared to 1992, primarily due to the timing in the recognition of fuel expenses under the FPPAC.


OTHER OPERATION AND MAINTENANCE EXPENSES

Other operation and maintenance expenses increased by approximately $10 million in 1994, as compared to 1993, primarily as a result of maintenance work during the two outages at the Seabrook nuclear plant in 1994 and higher storm-related expenses in 1994, partially offset by lower 1994 payroll and benefit costs and the cost of an employee reduction program in 1993.

Other operation and maintenance expenses increased by approximately $14 million in 1993, as compared to 1992, primarily as a result of the payments made by PSNH to NAEC for costs associated with the Seabrook plant under the Seabrook Power Contract, beginning June 5, 1992.

See "Notes to Financial Statements," Note 2, for further information on the Seabrook Power Contract.

DEPRECIATION

Depreciation expense decreased $8 million in 1993 as compared to 1992, as a result of the transfer of the company's investment in Seabrook to NAEC and the inclusion of such costs in the Seabrook Power Contract.


AMORTIZATION OF REGULATORY ASSETS, NET

Amortization of regulatory assets, net decreased $12 million in 1994, as compared to 1993, primarily due to the higher amortization in 1994 of the regulatory liability recognized under a global settlement approved at the end of 1993. Approximately $128 million of pre-acquisition losses are being amortized over six years as a credit to amortization expense. 1994 included a full year of amortization as compared to only eight months of amortization in 1993.

Amortization of regulatory assets, net decreased $20 million in 1993, as compared to 1992, primarily due to the amortization of the regulatory liability recognized under the global settlement.


FEDERAL AND STATE INCOME TAXES

Federal and state income taxes increased approximately $18 million in 1994, as compared to 1993, primarily because of higher taxable income.

Federal and state income taxes increased approximately $22 million in 1993, as compared to 1992, primarily because of higher taxable income.


DEFERRED NUCLEAR PLANTS RETURN

The company has not recorded a deferred Seabrook return after June 4, 1992 because the company's investment in Seabrook was transferred to NAEC at the acquisition date. Prior to the transfer of Seabrook to NAEC, a deferred return was calculated on the portion of the Seabrook investment not reflected in rate base.


OTHER INCOME, NET

Bankruptcy related expenses for the period prior to June 5, 1992, represent costs associated with PSNH's bankruptcy. In 1988, PSNH filed a petition for reorganization under Chapter 11 of the Bankruptcy Code.


The gain on generating projects of $6 million for the period prior to June 5, 1992, represents a first quarter 1992 adjustment related to the settlement of a Seabrook contractor dispute and a Seabrook property tax abatement.


INTEREST CHARGES

Interest on long-term debt and other interest charges are lower for 1993, as compared to 1992, due to the assumption by NAEC, at the acquisition date, of the company's obligations under the 15.23 percent Notes, paydown of the Term Loan and a reduction in borrowings under the revolving credit facility.


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
---------------------------------------------------------------------------
SELECTED FINANCIAL DATA
---------------------------------------------------------------------------

                              Jan. 1, 1994   Jan. 1, 1993  June 5, 1992*  Jan. 1, 1992  May 16, 1991**
                                    to            to            to            to             to
For the Periods              Dec. 31, 1994  Dec. 31, 1993  Dec. 31, 1992  June 4, 1992  Dec. 31, 1991
------------------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)
Operating Revenues              $922,039        $864,415       $492,559   |   $381,769      $539,827 |
                                                                          |                          |
Operating Income...              152,086         124,710         61,206   |     34,250        82,755 |
                                                                          |                          |
Net Income (Loss)...              77,444          52,237         29,398   |     12,778        52,694 |
                                                                          |                          |


At                           Dec. 31, 1994  Dec. 31, 1993  Dec. 31, 1992  June 4, 1992*  Dec. 31, 1991
------------------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

Total Assets                  $2,845,967      $2,774,511     $2,793,768   | $2,693,414    $2,636,525  |
                                                                          |                           |
Long-Term Debt (a)..             999,985       1,093,985      1,187,985   |  1,488,985     1,515,985  |
                                                                          |                           |
Liabilities Subject to                                                    |                           |
  Settlement (a)..                  -              -               -      |       -             -     |
                                                                          |                           |
Preferred Stock Subject                                                   |                           |
 to Mandatory Redemption (a)     125,000         125,000        125,000   |    125,000       125,000  |
                                                                          |                           |
Prefered Stock Not Subject                                                |                           |
 to Mandatory Redemption            -              -               -      |       -             -     |
                                                                          |                           |
Obligations Under Seabrook                                                |                           |
 Power Contract and Other                                                 |                           |
   Capital Leases (a)            887,967         856,559        787,826   |       -             -     |


  (a)Includes portions due within one year.


 * PSNH was acquired by NU on June 5, 1992 - See Note 1 of Notes to Financial Statements.
 **PSNH was reorganized on May 16, 1991.




PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
SELECTED FINANCIAL DATA

                                     Jan. 1, 1991      Jan. 1, 1990
                                          to                to
For the Periods                      May 15, 1991      Dec. 31, 1990
-----------------------------------------------------------------------
                                        (Thousands of Dollars)
Operating Revenues                       $246,281         $660,122

Operating Income...                        21,616           63,059

Net Income (Loss)...                     (100,791)        (210,012)




At                                   May 15, 1991**    Dec. 31, 1990
-----------------------------------------------------------------------
                                         (Thousands of Dollars)

Total Assets                           $2,502,237       $2,490,534

Long-Term Debt (a)....                      -                -

Liabilities Subject to
  Settlement (a)......                  1,901,803        1,864,681

Preferred Stock Subject
  to Mandatory Redemption (a)               -              420,613

Prefered Stock Not Subject
  to Mandatory Redemption                   -               48,587

Obligations Under Seabrook
  Power Contract and Other
    Capital Leases (a)                      -                 -


(a)Includes portions due within one year.


* PSNH was acquired by NU on June 5, 1992 - See Note 1 of Notes to
   Financial Statements.
**PSNH was reorganized on May 16, 1991.

--------------------------------------------------------------------------
STATISTICS
--------------------------------------------------------------------------

     Gross Electric              Average
      Utility Plant               Annual
       December 31,               Use Per    Electric
      (Thousands of  kWh Sales  Residential  Customers  Employees
         Dollars)    (Millions) Customer(kWh)(Average)(December 31,)
--------------------------------------------------------------------


1994   $2,058,654     11,008       6,768      400,775     1,374
1993    1,990,730     11,146       6,817      397,277     1,426
1992*   1,894,359     12,294       6,874      394,046     1,680
1991    1,782,894     11,377       7,184      390,793     2,639
1990    2,585,890      8,324       7,015      388,192     2,766
1989    2,555,404      7,656       7,311      383,497     2,786





STATEMENTS OF QUARTERLY FINANCIAL DATA (UNAUDITED)
----------------------------------------------------------------------------

1994                       March 31       June 30  September 30 December 31
----------------------------------------------------------------------------

                                    (Thousands of Dollars)

Operating Revenues         $ 249,279    $ 210,875    $ 227,976   $ 233,909
                           =========    =========    =========   =========

Operating Income           $  43,441    $  32,388    $  38,713   $  37,544
                           =========    =========    =========   =========

Net Income (Loss)          $  24,278    $  14,001    $  19,262   $  19,903
                           =========    =========    =========   =========


----------------------------------------------------------------------------
1993                        March 31      June 30  September 30 December 31
----------------------------------------------------------------------------

                                       (Thousands of Dollars)

Operating Revenues         $ 224,705    $ 192,360    $ 222,717   $ 224,633
                           =========    =========    =========   =========

Operating Income           $  35,077    $  21,682    $  24,725   $  43,226
                           =========    =========    =========   =========

Net Income (Loss)          $  15,558    $   2,995    $   8,583   $  25,101
                           =========    =========    =========   =========

* PSNH was acquired by NU on June 5, 1992 - See Note 1A of Notes to
   Financial Statements.

