Form 10-K, Exhibit 13
CONNECTICUT LIGHT & POWER CO; NORTHEAST UTILITIES; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1995-03-27
CIK 23426, 72741, 106170, 315256, 880416

Exhibit 13.5

                               1994


                          ANNUAL REPORT















                NORTH ATLANTIC ENERGY CORPORATION
                ---------------------------------


                         1994 Annual Report

                North Atlantic Energy Corporation

                              Index



Contents                                                      Page
--------                                                      ----


Balance Sheets.....................................            1-2

Statements of Income...............................             3

Statements of Cash Flows...........................             4

Statements of Common Stockholder's Equity..........             5

Notes to Financial Statements......................           6-16

Report of Independent Public Accountants...........            17

Management's Discussion and Analysis of Financial
 Condition and Results of Operations...............           18-20

Selected Financial Data............................            21

Statistics.........................................            21

Statement of Quarterly Financial Data..............            21

Bondholder Information.............................        Back Cover
NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS

--------------------------------------------------------------------------------
At December 31,                                                1994       1993
--------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric................................................  $769,379   $758,170

     Less: Accumulated provision for depreciation.........    75,176     56,649
                                                            ---------  ---------
                                                             694,203    701,521
  Construction work in progress...........................     3,704      7,618
  Nuclear fuel, net.......................................    19,797     23,339
                                                            ---------  ---------
      Total net utility plant.............................   717,704    732,478
                                                            ---------  ---------

Other Property and Investments:
  Nuclear decommissioning trusts, at market in 1994 and
   at cost in 1993 (Note 8)<F8>...........................    10,342      7,881
  Other, at cost..........................................       222       -
                                                            ---------  ---------



                                                              10,564      7,881
                                                            ---------  ---------
Current Assets:
  Cash and special deposits (Note 1K)<F1K>................     8,166      8,404
  Notes receivable from affiliated companies..............    28,750       -
  Receivables.............................................      -         3,677
  Receivables from affiliated companies...................    13,983     20,304
  Materials and supplies, at average cost.................    10,036      7,353
  Prepayments and other...................................     2,149      4,183
                                                            ---------  ---------
                                                              63,084     43,921
                                                            ---------  ---------
Deferred Charges:

  Regulatory assets (Note 1G)<F1G>........................   166,598    109,765
  Unamortized debt expense................................     4,834      5,507
  Other...................................................       795      1,269
                                                            ---------  ---------
                                                             172,227    116,541
                                                            ---------  ---------


      Total Assets........................................  $963,579   $900,821
                                                            =========  =========









The accompanying notes are an integral part of these financial statements.



NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS

---------------------------------------------------------------------------------
At December 31,                                                 1994       1993
---------------------------------------------------------------------------------
                                                           (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:

  Common stock--$1 par value--authorized
   and outstanding 1,000 shares in 1994 and 1993...........  $      1   $      1
  Capital surplus, paid in.................................   160,999    160,999
  Retained earnings........................................    59,236     38,701
                                                             ---------  ---------
           Total common stockholder's equity...............   220,236    199,701
  Long-term debt (Note 4)<F4>..............................   540,000    560,000
                                                             ---------  ---------
           Total capitalization............................   760,236    759,701
                                                             ---------  ---------
Current Liabilities:
  Long-term debt--current portion..........................    20,000       -
  Accounts payable.........................................     4,073      3,999
  Accounts payable to affiliated companies.................        38      2,389
  Accrued interest.........................................    18,288     18,288



  Accrued taxes............................................     1,439        127
  Deferred DOE obligation--current portion.................       845        845
  Other....................................................       329       -
                                                             ---------  ---------
                                                               45,012     25,648
                                                             ---------  ---------
Deferred Credits:
  Accumulated deferred income taxes (Note 1I)<F1I>.........   120,250     74,772
  Deferred obligation to affiliated company (Note 6)<F6>...    33,284     33,284
  Deferred DOE obligation..................................     3,553      3,941
  Deferred Seabrook tax settlement obligation..............     1,022      3,475
  Other....................................................       222       -
                                                             ---------  ---------
                                                              158,331    115,472
                                                             ---------  ---------





Commitments and Contingencies (Note 7)<F7>

           Total Capitalization and Liabilities............  $963,579   $900,821
                                                             =========  =========









The accompanying notes are an integral part of these financial statements.


NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------
                                                  January 1,    January 1,     June 5,
                                                     1994          1993          1992
                                                      to            to            to
                                                 December 31,  December 31,  December 31,
For the Periods                                      1994          1993        1992(a)
-----------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)

Operating Revenues............................. $    145,751  $    125,408  $     78,444
                                                ------------- ------------- -------------
Operating Expenses:
  Operation --
     Fuel......................................        7,144         7,067         1,688
     Other.....................................       37,929        35,656        25,305
  Maintenance..................................       14,951         7,858         9,413
  Depreciation.................................       22,959        22,642        12,905
  Federal and state income taxes (Note 5)<F5>..        8,027         5,673         2,583
  Taxes other than income taxes................       11,791        12,794        10,428
                                                ------------- ------------- -------------
        Total operating expenses...............      102,801        91,690        62,322
                                                ------------- ------------- -------------
Operating Income...............................       42,950        33,718        16,122



                                                ------------- ------------- -------------
Other Income:
  Deferred Seabrook return--other
    funds (Note 1H)<F1H>.......................       12,951        13,397         7,784
  Other, net...................................        1,272         1,891           200
  Income taxes--credit.........................        3,970         1,653        10,428
                                                ------------- ------------- -------------
        Other income, net......................       18,193        16,941        18,412
                                                ------------- ------------- -------------
        Income before interest charges.........       61,143        50,659        34,534
                                                ------------- ------------- -------------

Interest Charges:
  Interest on long-term debt...................       64,022        64,022        36,647
  Other interest...............................         (280)           45           200
  Deferred Seabrook return--borrowed
    funds (Note 1H)<F1H>.......................      (33,134)      (39,406)      (15,016)
                                                ------------- ------------- -------------
        Interest charges, net..................       30,608        24,661        21,831
                                                ------------- ------------- -------------

Net Income..................................... $     30,535  $     25,998  $     12,703
                                                ============= ============= =============






(a) NAEC began operations on June 5, 1992.

The accompanying notes are an integral part of these financial statements.



NORTH ATLANTIC ENERGY CORPORATION
STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------
                                                               January 1,   January 1,    June 5,
                                                                  1994         1993        1992
                                                                   to           to          to
                                                             December 31, December 31, December 31,
For the Periods                                                   1994         1993        1992
---------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)
Cash Flows From Operating Activities:
  Net Income................................................  $   30,535  $    25,998  $    12,703
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation............................................      22,959       22,642       12,905
    Deferred income taxes and investment tax credits, net...      34,449       37,121        8,505
    Deferred return - Seabrook..............................     (46,085)     (52,803)     (22,800)
    Other sources of cash...................................       5,096        9,050        5,491
    Other uses of cash......................................      (2,842)      (1,028)      (8,104)
  Changes in working capital:
    Receivables.............................................       9,998         (790)     (20,736)
    Materials and supplies..................................      (2,683)      (1,990)      (2,288)
    Accounts payable........................................      (2,277)       5,026        1,362
    Accrued taxes...........................................       1,312          126       (4,970)
    Other working capital (excludes cash)...................       2,363          822        2,330



                                                              ----------- ------------ ------------
Net cash flows from (used for) operating activities.........      52,825       44,174      (15,602)
                                                              ----------- ------------ ------------

Cash Flows From Financing Activities:
  Issuance of common shares.................................        -            -         161,000
  Issuance of long-term debt................................        -            -         355,000
  Net (decrease) increase in short-term debt................        -         (18,500)      18,500
  Cash dividends on common stock............................     (10,000)        -           -
                                                              ----------- ------------ ------------
Net cash flows (used for) from financing activities.........     (10,000)     (18,500)     534,500
                                                              ----------- ------------ ------------

Investment Activities:
  Investment in plant:
    Investment in Seabrook assets, net......................        -            -        (504,265)
    Electric utility plant..................................     (11,256)      (6,707)      (6,307)
    Nuclear fuel............................................      (1,227)     (13,983)        (511)
                                                              ----------- ------------ ------------
  Net cash flows used for investments in plant..............     (12,483)     (20,690)    (511,083)
  NU System Money Pool......................................     (28,750)        -           -
  Other investment activities, net..........................      (1,830)      (2,844)      (1,551)
                                                              ----------- ------------ ------------
Net cash flows used for investments.........................     (43,063)     (23,534)    (512,634)
Net (Decrease) Increase In Cash For The Period..............        (238)       2,140        6,264
Cash and special deposits - beginning of period.............       8,404        6,264        -



                                                              ----------- ------------ ------------
Cash and special deposits - end of period...................  $    8,166  $     8,404  $     6,264
                                                              =========== ============ ============
Supplemental Cash Flow Information:
Cash paid (received) during the year for:
  Interest, net of amounts capitalized during construction..  $   64,056  $    63,393  $    18,166
                                                              =========== ============ ============
  Income taxes..............................................  $  (34,988) $   (32,350) $   (16,000)
                                                              =========== ============ ============

NAEC began operations on June 5, 1992.






The accompanying notes are an integral part of these financial statements.









NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

-----------------------------------------------------------------------------------
                                                     Capital    Retained
                                           Common    Surplus,   Earnings
                                           Stock     Paid In      (a)      Total
-----------------------------------------------------------------------------------
                                                   (Thousands of Dollars)

Balance at June 5, 1992 (b)............. $    -     $    -     $   -     $    -

    Net income for 1992.................                         12,703     12,703
    Issuance of 1,000 shares of common
      stock, $1 par value...............         1                               1
    Premium on common stock.............              160,999              160,999
                                         ---------- ---------- --------- ----------

Balance at December 31, 1992............         1    160,999    12,703    173,703

    Net income for 1993.................                         25,998     25,998
                                         ---------- ---------- --------- ----------

Balance at December 31, 1993............         1    160,999    38,701    199,701



    Net income for 1994.................                         30,535     30,535
    Cash dividends on common stock......                        (10,000)   (10,000)
                                         ---------- ---------- --------- ----------

Balance at December 31, 1994............ $       1  $ 160,999  $ 59,236  $ 220,236
                                         ========== ========== ========= ==========












(a) The company had dividend restrictions imposed by its long-term debt agreement and was effectively prohibited by the agreement from the distribution of any dividends through May 1993. After that time, all retained earnings are available plus an allowance of $10 million.

(b) NAEC began operations on June 5, 1992.

The accompanying notes are an integral part of these financial statements.











NORTH ATLANTIC ENERGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<F1A>A.  GENERAL
        North Atlantic Energy Corporation (NAEC or the Company) is a wholly owned subsidiary of Northeast Utilities (NU). NAEC was incorporated on September 20, 1991 for the purpose of acquiring Public Service Company of New Hampshire's (PSNH) ownership interest in the Seabrook nuclear project (Seabrook). The company has no employees. Upon NU's acquisition of PSNH on June 5, 1992 (Acquisition Date), PSNH's 35.6 percent share of the Seabrook nuclear power plant (Seabrook 1) and other Seabrook-related assets were transferred to NAEC. NAEC also acquired PSNH's 35.6 percent interest in the nuclear fuel for Seabrook 1 and the cancelled Seabrook 2. In addition, it acquired from PSNH ownership of the approximately 719 acres of exclusion area land which surrounds the location of the two Seabrook units. NAEC does not operate Seabrook 1, which at the Acquisition Date, was being operated by the New Hampshire Yankee Division (NHY) of PSNH. Effective June 29, 1992, North Atlantic Energy Service Corporation (NAESCO, another newly formed, wholly owned, subsidiary of NU), replaced NHY as the managing agent and represents the Seabrook joint owners, including NAEC, in the operation of Seabrook 1. On June 29, 1992, all NHY employees became employees of NAESCO.

        On February 15, 1994, NAEC acquired Vermont Electric Generation and Transmission Cooperative's (VEG&T) 0.4 percent ownership interest of Seabrook for approximately $6.4 million.

        The company, The Connecticut Light and Power Company, PSNH, Western Massachusetts Electric Company, and Holyoke Water Power Company are the operating subsidiaries comprising the Northeast Utilities system (the system) and are wholly owned by NU. Other wholly owned subsidiaries of NU provide substantial support services to the system. Northeast Utilities Service Company (NUSCO) supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies. Northeast Nuclear Energy Company acts as agent for system companies in constructing and operating the Millstone nuclear generating facilities.

        All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity, and are subject to approval by various federal and state regulatory agencies.

<F1B>B. RECLASSIFICATIONS

        Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

<F1C>C. JOINTLY OWNED UTILITY PLANT
        As of December 31, 1994, NAEC has a 35.98 percent joint-ownership interest in Seabrook 1, a 1,148-MW nuclear generating unit. NAEC sells all of its share of the power generated by Seabrook 1 to PSNH. As of December 31, 1994 and 1993, plant-in-service included approximately $707.8 million and $758.1 million, respectively, and the accumulated provision for depreciation included approximately $63.1 million and $56.6 million, respectively, for NAEC's share of Seabrook 1. NAEC's share of Seabrook 1 expenses is included in the operating expenses on the accompanying Statements of Income. In February 1994, NAEC purchased an additional 0.4 percent share of Seabrook 1 from VEG&T.
<F1D>D. DEPRECIATION
        The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the FERC. Major facilities are depreciated from the time they are placed in service. For other than major facilities, depreciation factors are applied to the average plant-in-service during the period. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. For Seabrook 1, the costs of removal, less salvage, that have been funded through external decommissioning trusts will be paid with funds from the trusts and charged to the accumulated reserve for decommissioning included in the accumulated provision for depreciation over the expected service life of the plant. See Note 2, "Nuclear Decommissioning," for additional information.

        The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.3 percent in 1994 and
        3.2 percent in  1993 and 1992.

<F1E>E. PUBLIC UTILITY REGULATION
        NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including NAEC, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering inter-connections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The company is subject to further regulation for rates, accounting, and other matters by the FERC and the New Hampshire Public Utilities Commission (NHPUC).



<F1F>F. SEABROOK POWER CONTRACT
        On June 5, 1992, NAEC and PSNH entered into the Seabrook Power Contract (Contract), under which PSNH is obligated to buy from NAEC, and NAEC is obligated to sell to PSNH, all of NAEC's original 35.6 percent ownership share of the capacity and output of Seabrook 1 for a period equal to the length of the Nuclear Regulatory Commission's (NRC) full power operating license for Seabrook 1. The Contract is included as part of the rate agreement between PSNH and the state of New Hampshire (the Rate Agreement). Under the Contract, PSNH is unconditionally obligated to pay NAEC's cost of service during this period whether or not Seabrook 1 is operating. NAEC's cost of service includes all of its Seabrook-related costs, including operation and maintenance expense, fuel expense, property tax expense, depreciation expense, and certain overhead and other costs.

        The Contract established the value of the initial investment in Seabrook at $700-million (Initial Investment) and the initial investment in nuclear fuel at $0. NAEC is depreciating its Initial Investment on a straight-line basis over the remaining term of Seabrook 1's full power operating license. Any subsequent additions to Seabrook 1 will be depreciated on a straight-line basis over the remaining term of the Contract at the time the additions are brought into service. The Contract provides that NAEC's return on its allowed investment in Seabrook 1 (its investment in working capital, fuel, capital additions after the date of commercial operation of Seabrook 1 and a portion of the Initial Investment) is calculated based on NAEC's actual capitalization from time to time over the term of the Contract, which includes its actual debt and preferred equity costs, and a common equity cost of 12.53 percent for the first ten years of the Contract, and thereafter at an equity rate of return to be fixed in a filing with FERC.

        If Seabrook 1 is shut down prior to the expiration of the NRC operating license term, PSNH will be unconditionally required to pay NAEC termination costs for 39 years, less the period during which Seabrook 1 has operated. These payments are designed to reimburse NAEC for its share of Seabrook 1 cancellation and decommissioning costs and to provide NAEC a return of and on any undepreciated balance of its Initial Investment in the plant over the then-remaining term of the Contract, and the return of and on any capital additions to the plant made after the Acquisition Date over a period of five years after shut down (net of any tax benefits to NAEC attributable to such shut down).

        NAEC is selling the output from the additional 0.4 percent Seabrook interest purchased from VEG&T on February 15, 1994 to PSNH under an agreement that has been approved by the FERC and is substantially similar to the Seabrook Power Contract between PSNH and NAEC that was effective on the Acquisition Date.

<F1G>G. REGULATORY ACCOUNTING

        NAEC follows accounting policies that reflect the impact of the rate treatment of certain events or transactions that differ from generally accepted accounting principles for those events or transactions followed by nonregulated enterprises. Under regulatory accounting, assuming that future revenues are expected to be sufficient to provide recovery, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered in revenues at a later date. Regulatory accounting is unique in that the actions of a regulator can provide reasonable assurance of the existence of an asset. Regulators, through their actions, may also reduce or eliminate the value of an asset, or create a liability. If the economic entity no longer comes under the jurisdiction of a regulator or external forces, such as a move to a competitive environment, effectively limiting the influence of cost-of-service based rate regulation, the entity may be forced to abandon regulatory accounting, requiring a reexamination and potential write-off of net regulatory assets. NAEC continues to be subject to cost-of-service based rate regulation. Based on current regulation, NAEC believes that its use of regulatory accounting is still appropriate.

        The components of regulatory assets are as follows:

        At December 31,                               1994      1993
        --------------------------------------------------------------

                                                     (Thousands of Dollars)




        Deferred costs-Seabrook (Note 1H) ....      $131,513 $  85,428
        Income taxes, net (Note 1I) ..........        30,461    19,432
        Recoverable energy costs (Note 1J) ...         4,624     4,905
                                                    -------- ---------

         .....................................      $166,598 $ 109,765
                                                    ======== =========

<F1H>H. DEFERRED COST - SEABROOK
        NAEC is phasing into rates the recoverable portions of its investment in Seabrook 1. NAEC is deferring costs as part of its phase-in plan. Its plan is in compliance with SFAS No. 92, Regulated Enterprises - Accounting for Phase-In Plans.

        As prescribed by the Rate Agreement, NAEC is phasing in its investment in Seabrook 1. As of December 31, 1994, the portion of the investment on which NAEC is entitled to earn a cash return was 70 percent and will increase by 15 percent in each of the next two years beginning May 1, 1995. From the Acquisition Date through December 31, 1994, NAEC recorded $131.5 million of deferred return on the excluded portion of its investment in Seabrook 1, which has been recorded in "Regulatory Assets" on the Balance Sheets. The deferred return on the excluded portion of NAEC's investment in Seabrook 1 will be recovered with carrying charges beginning six months after the end of PSNH's fixed-rate period (which continues through May 1997) and will be fully recovered by May 2001.




<F1I>I. INCOME TAXES
        The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the FERC. See Note 5, "Income Tax Expense," for the components of income tax expense.

        When NU acquired PSNH on June 5, 1992, PSNH and NAEC became parties to the Tax Allocation Agreement among the members of the NU system. The Tax Allocation Agreement requires each member of the NU system to pay to NU the amount, if any, that would have been its federal income tax liability if it had filed a separate return, with certain adjustments, and requires NU to distribute the excess of the sum of such payments over the NU system's consolidated federal income tax liability among those members of the NU system that had tax items that reduced the NU system's current consolidated tax liability. A substantial portion of NAEC's cash flow for the first few years of operations is expected to consist of payments made by NU to NAEC under the Tax Allocation Agreement. The amount of such payments will decrease over time but is expected to remain substantial during the first few years of operations when NAEC is expected to incur losses for tax purposes due to the accelerated tax depreciation of Seabrook 1. Under the Tax Allocation Agreement, NAEC's tax losses may be utilized to offset taxable income of the NU system and NU is required, under the Tax Allocation

        Agreement, to pay NAEC for the use of such tax benefits. Such tax losses, if not fully utilized in the taxable year in which they were incurred, may be carried back to each of the three taxable years of the NU system preceding the taxable year in which they are incurred. If the NU system does not have enough taxable income in the taxable year in which such losses are incurred or in the preceding taxable years to permit it to take full advantage of such tax losses, or if the NU system is in an alternative minimum tax position in any such year, then the amount of payments under the Tax Allocation Agreement to NAEC will be decreased and NAEC's cash flow will be adversely affected. No assurance can be given that NAEC's cash flow will not be adversely affected in subsequent years by the inability of the other members of the NU system to utilize fully the tax losses expected to be incurred by NAEC.
        In 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 supersedes previously issued income tax accounting standards. NAEC adopted SFAS 109, on a prospective basis, during the first quarter of 1993. The adoption of SFAS 109 has not had a material effect on the net income or on the balance sheet of the company. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, NAEC also established a regulatory asset.


        The tax effect of the temporary differences which give rise to the accumulated deferred tax obligation are as follows:


        At December 31,                          1994          1993
        -------------------------------------------------------------

                                               (Thousands of Dollars)
        Accelerated depreciation and other
          plant-related differences ........  $ 93,486      $ 46,184

        Regulatory assets-income tax gross up    7,223         6,801

        Other ..............................    19,541        21,787
                                              --------      --------

         ...................................  $120,250      $ 74,772
                                              ========      ========

<F1J>J. RECOVERABLE ENERGY COSTS
        Under the Energy Policy Act of 1992 (Energy Act), NAEC is assessed for its proportionate shares of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost.
         NAEC has begun to recover these costs.




<F1K>K. CASH AND SPECIAL DEPOSITS
        Cash and special deposits at December 31, 1994 and 1993 included $5.7 million and $7.3 million, respectively, in special deposits that will be used to fund the company's share of future Seabrook operational costs.

<F2>2. NUCLEAR DECOMMISSIONING

    A 1994 Seabrook decommissioning study, which is currently under review by the New Hampshire Decommissioning Financing Committee, confirmed that complete and immediate dismantlement at retirement is the most viable and economic method of decommissioning Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, technology, and inflation.

    NAEC's 36 percent ownership of the estimated cost of decommissioning Seabrook 1 (utilizing the currently approved decommissioning study), in year-end 1994 dollars, is $137.3 million. These estimated costs have been levelized and assume after-tax earnings on the Seabrook decommissioning funds of 6.1 percent. Future escalation rates in decommissioning costs for Seabrook are assumed. Nuclear decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on the Statements of Income. Nuclear decommissioning costs amounted to $2.7 million in 1994, $2.6 million in 1993 and $1.4 million in 1992. Nuclear decommissioning, as a cost of removal, is included in the



    accumulated provision for depreciation on the Balance Sheets.   At
    December 31, 1994, the balance in the accumulated reserve for decommissioning amounted to $10.3 million. See "Nuclear Decommissioning" in the Management's Discussion and Analysis for a discussion of changes being considered by the FASB related to accounting for decommissioning costs.

    Under the terms of the Rate Agreement, PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. NAEC's portion of the cost of decommissioning Seabrook 1 is paid to an independent decommissioning trust, held by a financing fund managed by the state of New Hampshire.

    As of December 31, 1994, NAEC (including pre-Acquisition Date payments made by PSNH) has paid approximately $10.1 million into Seabrook 1's decommissioning trust. Earnings on the decommissioning trust increase the decommissioning trust balance and the accumulated reserve for decommissioning. Due to NAEC's adoption, effective January 1, 1994, of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, unrealized gains and losses associated with the decommissioning trust also impact the balance of the trust and the accumulated reserve for decommissioning.

    Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement, would change decommissioning cost estimates. Because allowances for decommissioning have increased significantly in recent years, PSNH may need to increase its payments in future years to offset the effects of any insufficient rate recoveries in previous years.

<F3>3.  SHORT-TERM DEBT

    NAEC is a limited participant in the Northeast Utilities System Money Pool
    (Pool). As a limited participant, NAEC is limited to borrowing funds provided by NU parent. The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1994 and 1993, NAEC had no outstanding borrowings from the Pool.

    Maturities of NAEC's short-term debt obligations were for periods of three months or less.

    The amount of short-term borrowings that may be incurred by the system companies is subject to periodic approval by the SEC under the 1935 Act. Under the SEC restrictions, NAEC was authorized, as of January 1, 1995, to incur short-term borrowings up to a maximum of $50 million.
<F4>4.  LONG-TERM DEBT

    Details of long-term debt outstanding are:

                                              December 31
                                              -----------

                                         1994            1993
    ----------------------------------------------------------------

                                            (Thousands of Dollars)
    First Mortgage Bonds:
     9.05%  Series A, due 2002 .....   $355,000        $355,000

     Notes:
      15.23%  due 2000 .............    205,000         205,000

     Less: Amounts due within one year   20,000           -
                                       --------        --------

            Long-term debt, net ....   $540,000        $560,000
                                       ========        ========

    Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1994 for the years 1995 through 1999 are $20,000,000 annually for 1995-1998 and $70,000,000 in 1999.

    The Series A Bonds are not redeemable prior to maturity except out of proceeds of sales of property subject to the lien of the Series A First

    Mortgage Bond Indenture (Indenture), at general redemption prices established by the Indenture, and out of condemnation or insurance proceeds and through the operation of the sinking fund discussed above.

    Essentially all of NAEC's utility plant is subject to the lien of its Indenture.



<F5>5.  INCOME TAX EXPENSE

    The components of the federal and state income tax provisions are:

                                        January 1, 1994       January 1 to            June 5,
                                              to            December 31, 1993           to
For the Periods                         December 31, 1994       (Note 1I)       December 31, 1992
---------------------------------------------------------------------------------------------------

                                                       (Thousands of Dollars)
Current income taxes:
      Federal                             $(30,553)            $(33,225)             $(16,350)
      State                                    161                  124                  -
                                          --------             --------              --------

      Total current                        (30,392)             (33,101)              (16,350)
                                          --------             --------              --------


Deferred income taxes, net:
      Federal                               34,449               37,199                16,240
      State                                      0                  (78)                1,979
                                          --------             --------             ---------

      Total deferred                        34,449               37,121                18,219
                                          --------             --------             ---------


Total income tax expense                 $   4,057            $   4,020             $   1,869
                                         =========            =========             =========

The components of total income tax expense are classified as follows:

Income taxes charged to operating
  expenses                              $   8,027             $   5,673             $   2,583


Income taxes associated with allowance for
  funds used during construction (AFUDC)
  and deferred  Seabrook 1 return -
  borrowed funds                              -                    -                    9,714
Other income taxes - credit                (3,970)               (1,653)              (10,428)
                                        ---------             ---------             ---------

          Total income tax expense      $   4,057             $   4,020             $   1,869
                                        =========             =========             =========

      Deferred income taxes are comprised of the tax effects of temporary differences as follows:


                                        January 1, 1994       January 1 to            June 5,
                                              to            December 31, 1993           to
For the Periods                         December 31, 1994       (Note 1I)       December 31, 1992
---------------------------------------------------------------------------------------------------

                                                            (Thousands of Dollars)

      Depreciation                         $22,783              $23,000              $16,146
      Alternative minimum tax                   73                1,250               (7,641)
      AFUDC and deferred Seabrook
        return, net                         11,597               13,792                9,714
      Property taxes                          -                  (1,003)                 -
      Other                                     (4)                  82                  -
                                           -------              -------              -------

        Deferred income taxes, net         $34,449              $37,121              $18,219
                                           ========             =======              =======

      A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:

                                        January 1, 1994       January 1 to            June 5,
                                              to            December 31, 1993           to
For the Periods                         December 31, 1994       (Note 1I)       December 31, 1992
---------------------------------------------------------------------------------------------------
                                                            (Thousands of Dollars)
Expected federal income tax at
  35 percent of  pretax income for
  1994 and 1993 and at
  34 percent for 1992                       $12,107             $10,506             $  4,954
Tax effect of differences:
  Depreciation differences                   (2,087)             (1,481)              (1,546)
  Deferred Seabrook return -
    other funds                              (4,533)             (4,689)              (2,647)
  State income taxes, net of
    federal benefit                             104                  30                1,306
  Other, net                                 (1,534)               (346)                (198)
                                           --------            --------              --------

      Total income tax expense             $  4,057            $  4,020             $  1,869
                                           ========            ========             ========




<F6>6.   DEFERRED OBLIGATION TO AFFILIATED COMPANY

     At the time PSNH emerged from bankruptcy on May 16, 1991, in accordance with the phase-in under the Contract, it began accruing a deferred return on a portion of its Seabrook investment. From May 16, 1991 to the Acquisition Date, PSNH accrued a deferred return of $50.9 million. On the Acquisition Date, PSNH transferred the $50.9 million deferred return to NAEC as part of the Seabrook-related assets.

     At the time PSNH sold the deferred return to NAEC, it realized, for income tax purposes, a gain that is deferred under the consolidated income tax rules. This gain will be restored for income tax purposes when the deferred return of $50.9 million, and the associated income taxes of $32.9 million, are collected by NAEC through the Contract. When NAEC recovers the $32.9 million in years eight through ten of the Rate Agreement, it is obligated to make corresponding payments to PSNH.

     On the Acquisition Date, NAEC recorded the $32.9 million of income taxes associated with the deferred return as an adjustment to the purchase price of the Seabrook-related assets, with a corresponding obligation to PSNH, on its Balance Sheet. In 1993, due to changes in tax rates, this amount was adjusted to $33.3 million.



7.  COMMITMENTS AND CONTINGENCIES

<F7A>A. SEABROOK 1 CONSTRUCTION PROGRAM
        The construction program for Seabrook 1 is subject to periodic review and revision. Actual construction expenditures may vary from estimates due to factors such as inflation, revised nuclear safety regulations, delays, difficulties in the licensing process, the availability and cost of capital, and other actions taken by regulatory bodies.

        NAEC currently forecasts construction expenditures (including AFUDC) for its share of Seabrook 1 to be $31.9 million for the years 1995-1999, including $5.0 million for 1995. In addition, NAEC estimates that its share of Seabrook 1 nuclear fuel requirements will be $46.1 million for the years 1995-1999, including $9.6 million for 1995.

<F7B>B. ENVIRONMENTAL MATTERS
        NAEC is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. NAEC has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.
        Changing environmental requirements could hinder future construction. The cumulative long-term, economic cost impact of increasingly stringent environmental requirements cannot be accurately estimated. Changing environmental requirements could also require extensive and costly modifications to NAEC's existing investment in Seabrook 1 and could raise operating costs significantly. As a result, NAEC may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation of electricity and the storage, transportation, and disposal of by-products and wastes. NAEC may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities.

        In most cases, the extent of additional future environmental cleanup costs is not reasonably estimable due to a number of factors including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation, and the possible effects of technological changes.

        NAEC cannot estimate the potential liability for future claims that may be brought against it. However, considering known facts and existing laws, and regulatory practices, management does not believe the matters disclosed above will have a material effect on NAEC's financial position or future results of operations.

<F7C>C. NUCLEAR INSURANCE CONTINGENCIES
        The Price-Anderson Act currently limits public liability from a single incident at a nuclear power plant to $8.9 billion. The first
        $200 million of liability would be provided by purchasing the maximum amount of commercially available insurance. Additional coverage of up to a total of $8.3 billion would be provided by an assessment of $75.5 million per incident, levied on each of the 110 nuclear units that are currently subject to the Secondary Financial Protection Program in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. In addition, if the sum of all public liability claims and legal costs arising from any nuclear incident exceeds the maximum amount of financial protection, each reactor operator can be assessed an additional 5 percent, up to $3.8 million, or $415.3 million in total, for all 110 nuclear units. The maximum assessment is to be adjusted at least every five years to reflect inflationary changes. At December 31, 1994, based on NAEC's ownership interest in Seabrook 1, the maximum liability would be $28.5 million per incident. Payments for NAEC's ownership interest in Seabrook 1 would be limited to a maximum of $3.6 million per incident per year.

        Insurance has been purchased from Nuclear Electric Insurance Limited
        (NEIL) to cover the cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences with respect to NAEC's ownership interest in Seabrook 1. All companies insured with NEIL are subject to retroactive assessments if losses exceed the accumulated funds available to NEIL. The maximum potential assessments against NAEC with respect to losses arising during current policy years are approximately $8.4 million under the property damage, decontamination, and decommissioning policies. Although NAEC has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.

        Insurance has been purchased from American Nuclear Insurers/Mutual Atomic Energy Liability Underwriters, aggregating $200 million on an industry basis for coverage of worker claims. All companies insured under this coverage are subject to retrospective assessments of $3.1 million per reactor. The maximum potential assessments against NAEC with respect to losses arising during the current policy period are approximately $1.1 million.

        Under the terms of the Contract, any nuclear insurance assessments described above would be passed on to PSNH as a "cost of service."



<F8>8.  FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

    Cash, special deposits, and nuclear decommissioning trust: The carrying amounts approximate fair value.

    SFAS 115 requires investment in debt and equity securities to be presented at fair value and was adopted by the company on a prospective basis as of January 1, 1994. As a result of the adoption of SFAS 115, the investments held by the decommissioning trust decreased by approximately $850 thousand as of December 31, 1994, with a corresponding offset to the accumulated provision for depreciation. There was no change in the funding requirements of the trust nor any impact on earnings as a result of the adoption of SFAS 115.

    Long-term debt: The fair value of NAEC's long-term debt is based upon the quoted market price for those issues or similar issues.

    The carrying amounts of NAEC's financial instruments and the estimated fair values are as follows:

    At December 31, 1994              Carrying Amount   Fair Value
    ----------------------------------------------------------------

                                          (Thousands of Dollars)
    First Mortgage Bond ............      $355,000      $351,450

    Other long-term debt ...........      205,000        242,925

    At December 31, 1993                 Carrying Amount  Fair Value
    ------------------------------------------------------------------

                                            (Thousands of Dollars)
    First Mortgage Bonds ...........      $355,000      $373,496



    Other long-term debt ...........       205,000       254,057

    The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.


NORTH ATLANTIC ENERGY CORPORATION

------------------------------------------------------------------
Report of Independent Public Accountants
------------------------------------------------------------------


To the Board of Directors
of North Atlantic Energy Corporation:


    We have audited the accompanying balance sheets of North Atlantic Energy Corporation (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1994 and 1993, and the related statements of income, common stockholder's equity, and cash flows for the year ended December 31, 1994 and 1993 and the period from June 5, 1992 to December 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Atlantic Energy Corporation as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the years ended December 31, 1994 and 1993 and the period from June 5, 1992 to December 31, 1992, in conformity with generally accepted accounting principles.



                                        /s/ Arthur Andersen LLP

                                            ARTHUR ANDERSEN LLP



Hartford, Connecticut
February 17, 1995
NORTH ATLANTIC ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------------------------------



This section contains management's assessment of NAEC's (the company) financial condition and the principal factors having an impact on the results of operations. The company is a wholly-owned subsidiary of Northeast Utilities (NU). This section should be read in conjunction with the company's financial statements and footnotes.


FINANCIAL CONDITION

OVERVIEW

On June 5, 1992 (Acquisition Date), NU acquired Public Service Company of New Hampshire (PSNH), and PSNH's 35.6 percent share of the Seabrook 1 nuclear power plant (Seabrook 1) and other Seabrook-related assets were transferred to the company. At the Acquisition Date, PSNH and the company entered into the Seabrook Power Contract (Contract), under which PSNH is obligated to buy from the company, and the company is obligated to sell to PSNH, all of the company's capacity and output of Seabrook for a period equal to the length of the Nuclear Regulatory Commission full-power operating license for Seabrook (through 2026). Under the Contract, PSNH is unconditionally obligated to pay the company's "cost of service" during the period whether or not Seabrook is operating and without regard to the cost of alternative sources of power. In addition, PSNH will be obligated to pay decommissioning and project cancellation costs after the termination of the operating license.

The company's "cost of service" includes all of its prudently incurred Seabrook-related costs, including operation and maintenance expense, fuel expense,property tax expense, depreciation expense, certain overhead and other costs,and a phased-in return on its Seabrook investment. The Contract established the initial recoverable investment in Seabrook at $700 million (Initial Investment), plus any capital additions, net of depreciation.

The company's only assets are Seabrook and other Seabrook-related assets and its only source of revenue is the Contract. PSNH's obligations under the Contract are solely its own and have not been guaranteed by NU. The Contract contains no provisions entitling PSNH to terminate its obligations. If, however, PSNH were to fail to perform its obligations under the Contract, the company would be required to find other purchasers for Seabrook power.


RATE MATTERS

NAEC follows accounting principles that allow the rate treatment for certain events or transactions to be reflected. These principles may differ from the accounting principles followed by nonregulated enterprises. Regulators may permit incurred costs, which would normally be treated as expenses by nonregulated enterprises, to be deferred as regulatory assets and recovered in revenues at a later date. Regulatory assets at December 31, 1994 were approximately $167 million. Based on current regulation, the company believes that its use of regulatory accounting is still appropriate.

As of December 31, 1994, NAEC has included in rates $490 million of its Seabrook investment. The remaining investment ($210 million) will be phased into rates over the next two years, beginning in May 1995. As of December 31, 1994, the deferred return associated with the amount of investment that has not been included in rates was approximately $183 million, including approximately $51 million which is recorded as utility plant. This amount and the additional deferred amounts associated with the remaining phase-in will be recovered under NAEC's Contract with PSNH over the period December 1997 through May 2001.


SEABROOK PERFORMANCE

The Seabrook plant operated at 61.6 percent of capacity for the year ended December 31, 1994, compared with 89.8 percent in 1993 and a 1994 national
average of 73.2 percent.   The lower 1994 capacity factor was primarily the
result of an unplanned outage earlier in the year and an extended refueling and maintenance outage. The unit was taken out of service on January 25, 1994 when an automatic trip from 100 percent power occurred when a main steam isolation valve closed during quarterly surveillance testing. The unit returned to service on February 18, 1994. The unit began its scheduled 57-day refueling and maintenance outage on April 9, 1994. The unexpected discovery of reactor coolant pump locking cups and a bolt in the reactor vessel contributed
substantially to the duration of the outage.   The unit returned to service on
August 1, 1994 for an outage duration of 114 days. The next refueling outage is scheduled for November 1995.


ENVIRONMENTAL MATTERS/NUCLEAR DECOMMISSIONING

NAEC is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling and the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. The cumulative long-term economic cost impact of increasingly stringent environmental requirements cannot be estimated. However, NAEC has an active environmental auditing program to detect and remedy noncompliance with environmental laws or regulations. NAEC may incur significant additional costs, greater than amounts included in cost of removal and other reserves, in connection with the generation of electricity and the storage, transportation, and disposal of by-products and wastes. NAEC may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities.

The estimated cost of decommissioning NAEC's 36 percent ownership share of Seabrook, in year-end 1994 dollars, is approximately $137 million. Nuclear decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on the Statements of Income. Nuclear decommissioning costs amounted to $2.7 million in 1994 and $2.6 million in 1993.

 PSNH is obligated to pay the company's share of Seabrook's decommissioning costs even if the unit is shut down prior to the expiration of its license. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Balance Sheets.

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

See "Notes to Financial Statements" for further information regarding nuclear decommissioning and other environmental matters.




LIQUIDITY AND CAPITAL RESOURCES



Cash provided from operations increased approximately $9 million in 1994, as compared with 1993, primarily due to the increased return associated with the phase-in of additional Seabrook plant. Cash used for financing activities was approximately $9 million lower in 1994, as compared with 1993, primarily due to the repayment of short-term debt in 1993, partially offset by the payment of cash dividends on common stock in 1994. Cash used for investments was approximately $20 million higher in 1994, as compared with 1993, primarily due to short-term loans to other NU system companies under the NU system Money Pool and higher investment in plant, partially offset by lower nuclear fuel expenditures in 1994.

The company's construction program expenditures amounted to approximately $11 million in 1994, as compared to approximately $7 million for 1993. The increase is due to expenditures incurred as a result of NAEC's purchase of Vermont Electric Generation and Transmission Company's 0.4 percent share of Seabrook in 1994, for approximately $6 million.

Nuclear fuel expenditures decreased approximately $13 million in 1994 from 1993 due to expenditures in 1993 for the Seabrook refueling outage.

The company has ongoing cash requirements for Seabrook-related capital expenditures, nuclear fuel expenditures, interest and operating expenses. Capital expenditures for the period 1995 through 1999 are expected to be approximately $32 million (including allowance for funds used during construction (AFUDC)), including $5 million for 1995. Nuclear fuel expenditures for the same period are expected to be approximately $46 million (excluding AFUDC), including $10 million for 1995. Such cash requirements are expected to be met from payments under the Contract and the Tax Allocation Agreement, except that to the extent some or all of the capital expenditures and nuclear fuel expenditures may have to be financed, the company expects to borrow under the Money Pool. As of December 31, 1994, there were no borrowings outstanding under the Money Pool.

A substantial portion of the company's cash flow for the first few years is expected to consist of payments made by NU to the company under a Tax Allocation Agreement that the company entered into with NU at the time of the acquisition. The amount of such payments will decrease over time but is expected to remain substantial during the first few years when the company is expected to incur losses for tax purposes due to accelerated tax depreciation of Seabrook. The company received approximately $16 million from NU for the period ended December 31, 1994 under this agreement. No assurance can be given, however, as to the extent of the future benefits, if any, that will actually accrue to the company under the Tax Allocation Agreement. (See "Notes to Financial Statements" for further information regarding the Tax Allocation Agreement.)


RESULTS OF OPERATIONS

Operating revenues represent amounts billed to PSNH under the terms of the Contract and billings to PSNH for decommissioning expense. Operating revenues increased approximately $20 million in 1994, as compared to 1993, primarily due to the higher operation and maintenance expenses and the increased return associated with the phase-in of additional Seabrook plant in May 1994.

Operation and maintenance expenses increased approximately $9 million in 1994, as compared to 1993, primarily due to the unplanned and extended Seabrook outages in 1994.

Deferred Seabrook return - other and borrowed funds decreased approximately $6 million in 1994, as compared to 1993, primarily because additional Seabrook investment was phased into rates in May 1994.

The company has no historical results prior to June 5, 1992. Therefore, the Statements of Income for the periods June 5, 1992 to December 31, 1992 and January 1, 1993 to December 31, 1993 are not comparable.


SELECTED FINANCIAL DATA


                                 1994           1993            1992*
----------------------------------------------------------------------

                                         (Thousands of Dollars)

Operating Revenues....         $145,751       $125,408      $  78,444
                               ========       ========      =========

Operating Income......        $  42,950      $  33,718      $  16,122
                              =========      =========      =========

Net Income............        $  30,535      $  25,998      $  12,703
                              =========      =========      =========

Cash Dividends on Common Stock$  10,000      $    -         $    -
                              =========      ==========     =========

Total Assets..........         $963,579       $900,821       $818,123
                               ========       ========       ========

Long-Term Debt(a).....         $560,000       $560,000       $560,000
                               ========       ========       ========

(a)Includes portion due within one year


STATISTICS                       1994           1993             1992*
---------------------------------------------------------------------------


Gross Electric Utility
Plant December 31,
(Thousand of Dollars).         $792,880       $789,127       $774,920
                               ========       ========       ========

kWh Sales (Millions)..            2,229          3,218          1,268
                               ========       ========       ========


STATEMENTS OF QUARTERLY FINANCIAL DATA (UNAUDITED)
-------------------------------------------------------------------------

                                               Quarter Ended
                          -----------------------------------------------

1994                       March 31    June 30  September 30 December 31
-------------------------------------------------------------------------
                                          (Thousands of Dollars)

Operating Revenues....     $32,211     $40,011    $37,603     $35,926
                           =======     =======    =======     =======

Operating Income......     $ 8,594     $10,718    $11,851     $11,787
                           =======     =======    =======     =======

Net Income............     $ 6,643    $  6,725   $  8,161     $ 9,006
                           =======    ========   ========     =======

1993
-------------------------------------------------------------------------


Operating Revenues....     $29,153     $29,952    $31,845     $34,458
                           =======     =======    =======     =======

Operating Income......     $ 6,541     $ 7,964    $ 9,657     $ 9,556
                           =======     =======    =======     =======

Net Income............     $ 5,185     $ 5,985    $ 7,491     $ 7,337
                           =======     =======    =======     =======


* The company began commercial opertions on June 5, 1992.