Form 10-K, Exhibit 13
period 2001-12-31
CONNECTICUT LIGHT & POWER CO
filed 2002-05-08
CIK 23426

EXHIBIT 13.2

                          2001 Annual Report

       The Connecticut Light and Power Company and Subsidiaries

                                 Index


Contents                                                                Page
--------                                                                ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.........................            1

Report of Independent Public Accountants......................           13

Consolidated Statements of Income.............................           15

Consolidated Statements of Comprehensive Income...............           15

Consolidated Balance Sheets...................................          16-17

Consolidated Statements of Common Stockholder's Equity........           18

Consolidated Statements of Cash Flows.........................           19

Notes to Consolidated Financial Statements....................           20

Selected Consolidated Financial Data..........................           43

Consolidated Quarterly Financial Data (Unaudited).............           43

Consolidated Statistics (Unaudited)...........................           44

Preferred Stockholder and Bondholder Information..............       Back Cover





The Connecticut Light and Power Company and Subsidiaries

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

FINANCIAL CONDITION
-------------------

Overview
--------

The Connecticut Light and Power Company's (CL&P or the company), the Northeast Utilities system's (NU system) largest operating subsidiary, earnings before preferred dividends totaled $109.8 million in 2001, compared with $148.1 million in 2000 and a loss of $13.6 million in 1999. Earnings at CL&P decreased primarily because the sale of Millstone three months into 2001 removed a significant source of earnings as compared with 2000. In addition to the sale of Millstone, CL&P's lower earnings also reflect a $21 million reduction in distribution and transmission rates the Connecticut Department of Public Utility Control (DPUC) imposed, which was effective on June 20, 2001.

Future Outlook
--------------

In 2001, as a result of completing industry restructuring, CL&P has evolved into an energy delivery company, delivering electricity to customers that is produced by other companies and sometimes bought by customers through intermediaries. As of January 1, 2000, CL&P secured four-year fixed-price contracts with three suppliers to provide power to customers who choose standard offer service. Select Energy, Inc. (Select Energy), an affiliated company, became responsible for 50 percent of CL&P's standard offer load for the entire standard offer period, or approximately 2,000 megawatts annually at peak. Two other unaffiliated suppliers became responsible for the balance of CL&P's standard offer load also for the entire standard offer period.
CL&P is fully recovering from retail customers, through reconciling charges, the cost of buying power from these three standard offer suppliers and expects to continue this recovery through the expiration of the contracts on December 31, 2003. As a result, CL&P expects that its financial performance will be relatively stable and predictable in 2002, absent significant adverse events, such as a catastrophic storm.

Liquidity
---------

The year 2001 was marked by tremendous inflows of cash into the NU system and CL&P as a result of the securitization of stranded costs and the sale of the Millstone units. CL&P's liquidity benefited from the issuance of $1.4 billion in rate reduction certificates and the receipt of approximately $800 million from the sale of the Millstone units. The largest share of the proceeds from the Millstone sale was used for the repayment of debt. As a result, CL&P's combined short-term and long-term debt other than rate reduction bonds decreased to $824.3 million at the end of 2001 from approximately $1.3 billion at the end of 2000. Capital lease obligations declined to $16 million at the end of 2001 from $129.9 million at the end of 2000. In 2001, CL&P also repaid $100 million of Monthly Income Preferred Securities and reduced the amount outstanding under its accounts receivable facility by $170 million.

Of the $1.4 billion of rate reduction certificates issued by CL&P, $1.1 billion was used to buyout or buydown high-cost, long-term purchased-power contracts.

The remaining proceeds from the Millstone sale were used primarily to pay state and federal income taxes on the Millstone sale and return equity capital to NU parent. Including both return of capital and common dividends, CL&P paid
$60.1 million to NU parent in 2001.

Primarily as a result of the Millstone sale and the issuance of rate reduction certificates, CL&P's consolidated capitalization ratio was significantly stronger at the end of 2001 than it was a year earlier. Including capital lease obligations, but excluding rate reduction bonds as these bonds are nonrecourse to CL&P, CL&P's capitalization ratio was 48.5 percent debt,
6.7 percent preferred securities and 44.8 percent common equity at the end of 2001, compared with 63.5 percent debt, 5.0 percent preferred securities and 31.5 percent common equity at the end of 2000. The improved capitalization ratio and lowered overall risk profile resulted in a series of upgrades of the NU system securities through 2001. At the end of 2001, senior debt ratings on CL&P's securities were A2 and A-. Overall, those ratings were the highest for CL&P securities in decades and are expected to continue to enhance CL&P's access to low-cost capital.

CL&P's net cash flows provided by operating activities declined to $44.2 million in 2001, compared with $259.9 million in 2000 and $299.4 million in 1999. In 2001, cash flows provided by operating activities, decreased primarily due to the tax impact of the Millstone sale in March 2001 and a reduction in the accounts receivable sold under CL&P's receivables program. The level of common dividends totaled $60.1 million in 2001, as compared to $72 million in 2000 and no common dividends in 1999. The level of preferred dividends decreased to $5.6 million in 2001, compared with $7.4 million in 2000 and $12.8 million in 1999, reflecting CL&P's ongoing effort to reduce preferred stock outstanding. CL&P currently forecasts construction expenditures of up to $244 million for the year 2002.

CL&P's dividend policy will depend largely on its earnings and the timing and scope of its expected increasing investment in its distribution and transmission system. In 2002, CL&P may make additional dividend payments to NU to help achieve its target leverage ratio of approximately 55 percent, excluding rate reduction bonds. As of December 31, 2001, CL&P's capitalization included total debt of approximately 48 percent, excluding rate reduction bonds.

Beyond 2001, CL&P may need to issue long-term debt if its currently planned transmission construction program is approved by regulators.

Business Development and Capital Expenditures
---------------------------------------------

In 2001, NU system companies announced a number of initiatives to significantly increase their investment in regulated electric transmission facilities, particularly in Connecticut. CL&P announced that it planned to construct two new 345,000 volt transmission line facilities totaling approximately 85 miles into Norwalk, Connecticut at a combined cost of approximately $520 million.
An application to construct one of the facilities, an approximately 20-mile facility from Bethel, Connecticut to Norwalk, Connecticut, was filed in October 2001 with the Connecticut Siting Council. A decision is expected by the fall of 2002. The application related to a second facility from Middletown, Connecticut to Norwalk, Connecticut will be filed with the Connecticut Siting Council later in 2002. CL&P also has proposed replacing the existing 138,000 volt transmission line beneath Long Island Sound between Norwalk, Connecticut and Northport - Long Island, New York. CL&P, which owns an equal share of the existing line with the Long Island Power Authority, would bear approximately half of the cost of the $80 million project. That project would require Connecticut, New York and federal regulatory approvals. This application was filed with the Connecticut Siting Council in February 2002. If approved, these three projects would increase CL&P's capital expenditures. CL&P's capital investments in electric utility plant totaled $237.4 million in 2001 and $208.2 million in 2000, well above the $132.2 million level of 1998, primarily as a result of increased spending on CL&P's distribution system. CL&P's capital expenditures are expected to total $244 million in 2002 and higher in 2003 through 2005, if the transmission projects are approved.

Restructuring and Rate Matters
------------------------------

Industry restructuring for CL&P was essentially completed in 2000. In June 2001, the DPUC concluded an investigation of potential overearnings by CL&P and ordered a $21.1 million reduction in CL&P's electric transmission and distribution rates and an equal increase in CL&P's Generation Services
Charge. The DPUC also implemented an earnings sharing mechanism under which earnings in excess of a 10.3 percent return on equity will be shared equally by shareholders and ratepayers. On September 28, 2001, the DPUC ordered a $21.3 million annual reduction in CL&P's System Benefits Charge as a result of a sharp reduction in decommissioning collections and an equal increase in the Competitive Transition Assessment, effective January 1, 2002. Also, on July 26, 2001, the DPUC authorized CL&P to assess a charge of approximately $0.002 per kilowatt-hour (kWh) from August 2001 through December 2003 to collect approximately $98.5 million of deferred fuel costs. The net result of these decisions was a reduction in CL&P's pretax earnings of $21.1 million beginning June 20, 2001, an acceleration of CL&P's recovery of stranded costs in 2002 and 2003, and further enhancement of CL&P's cash flows.

On September 27, 2001, CL&P filed its application with the DPUC for approval of the disposition of the proceeds from the sale of the Millstone units to a subsidiary of Dominion Resources, Inc., Dominion Nuclear Connecticut, Inc.
(DNCI). This application described and requested DPUC approval for CL&P's treatment of its share of the proceeds from the sale. A decision from the DPUC is expected in the first half of 2002.

Since retail competition began in Connecticut in 2000, an extremely small number of CL&P customers have opted to choose their retail supplier. As of December 31, 2001, virtually all of CL&P's customers were procuring their electricity through CL&P's standard offer service. Through December 2003, 50 percent of CL&P's standard offer service requirements will be purchased from Select Energy with the remaining 50 percent being purchased from two unaffiliated companies. On November 18, 2001, at the request of one of the unaffiliated companies, CL&P filed a request with the DPUC to raise the standard offer service rate from an average of $0.0495 per kWh to $0.0595 per kWh to help promote competition in advance of the January 1, 2004, termination of the standard offer service period and to provide financial relief to the standard offer suppliers. In December 2001, the DPUC rejected CL&P's request, but opened two new dockets to examine the absence of effective retail electric competition in Connecticut and the financial condition of the suppliers. The dockets will include the gathering of information regarding the viability of the standard offer service contracts, their reliability and whether the standard offer service contracts should be linked to market conditions. The DPUC held hearings in February 2002. A decision in this docket which could lead to the re-opening of CL&P's standard offer docket to consider these issues is expected to be issued in the first half of 2002.

For further information regarding commitments and contingencies related to restructuring, see Note 10A, "Commitments and Contingencies - Restructuring," to the consolidated financial statements.

Regional Transmission Organization
----------------------------------

The Federal Energy Regulatory Commission (FERC) has required all transmission owning utilities, including CL&P, to voluntarily start forming regional transmission organizations (RTO) or to state why this process has not begun. In July 2001, the FERC stated that the three existing Northeastern Independent System Operators (ISO) (PJM, New York and New England) should work together to form one RTO. The FERC initiated a mediation effort between all interested parties to begin the process of forming such an entity.

NU has been discussing with the other transmission owners in the three pool area the potential to form an Independent Transmission Company (ITC). The ITC would be a for-profit entity and would perform certain transmission functions required by the FERC including tariff control, system planning and system operations. The remaining functions required by the FERC would be performed by the ISO and deal with the energy market and short-term reliability. Together, the ITC and ISO form the FERC desired RTO.

In January 2002, the New York and New England ISOs announced their intention to form an RTO. NU is working with the other transmission owners in these two power pools to create an ITC. The agreements needed to create the ITC and to define the working relationships among the ISO, the ITC and the transmission owners should be created in 2002 and will allow the ITC to begin operation shortly thereafter. The ITC and/or ISO will have the responsibility to collect the revenue requirements of each transmission owning entity from the market place through FERC approved tariffs. The creation of the ITC and/or RTO will require a FERC rate case and the impact on NU's return on equity as a result of this rate case cannot be estimated at this time.

Nuclear Plant Performance and Other Matters
-------------------------------------------

Seabrook: Seabrook operated at a capacity factor of 85.9 percent in 2001. After returning from a scheduled refueling outage in January 2001, Seabrook operated at a capacity factor of 93.4 percent. Seabrook is scheduled to undergo a refueling outage in the spring of 2002. CL&P owns 4.06 percent of Seabrook.

Vermont Yankee: In August 2001, the owners of Vermont Yankee announced they would sell the unit to an unaffiliated company for $180 million, including $145 million for the plant and materials and supplies and $35 million for the nuclear fuel. CL&P owns 9.5 percent of the unit, and under the terms of the sale, will continue to buy 9.5 percent of the plant's output through March 2012 at a range of fixed prices. The sale requires several regulatory approvals and is scheduled to close during the first half of 2002.

Millstone: On March 31, 2001, CL&P and Western Massachusetts Electric Company (WMECO) consummated the sale of Millstone 1 and 2 to DNCI. Additionally, CL&P, Public Service Company of New Hampshire, and WMECO sold their ownership interests in Millstone 3 to DNCI. On October 5, 2001, NU issued a report, following an extensive search, concerning two missing fuel pins at the retired Millstone 1 nuclear unit, which was sold to DNCI on March 31, 2001. As of December 31, 2001, costs related to this search for CL&P totaled $5.8 million. The report concluded that the pins are currently located in one of four facilities licensed to store low or high-level nuclear waste and that they are not a threat to public health and safety. A follow-up review by the Nuclear Regulatory Commission (NRC) commenced shortly after the report was filed and resulted in a NRC sponsored public meeting on January 15, 2002.
In February 2002, the NRC issued a written inspection report which concluded that NU's investigation was thorough and complete, and that its conclusions were reasonable and supportable.

Nuclear Decommissioning
-----------------------

In connection with the aforementioned sale of the Millstone units, DNCI has agreed to assume responsibility for decommissioning those units.

For further information regarding nuclear decommissioning, see Note 11, "Nuclear Decommissioning and Plant Closure Costs," to the consolidated financial statements.

Spent Nuclear Fuel Disposal Costs
---------------------------------

The United States Department of Energy (DOE) originally was scheduled to begin accepting delivery of spent nuclear fuel on January 31, 1998. However, delays in confirming the suitability of a permanent storage site continually have postponed plans for the DOE's long-term storage and disposal site. Extended delays or a default by the DOE could lead to consideration of costly alternatives. CL&P has the primary responsibility for the interim storage of its spent nuclear fuel prior to divestiture of its remaining operating nuclear units, Seabrook and Vermont Yankee, as well as the three nuclear units currently undergoing decommissioning, Connecticut Yankee, Maine Yankee and Yankee Rowe.

For further information regarding spent nuclear fuel disposal costs, see Note 10C, "Commitments and Contingencies - Spent Nuclear Fuel Disposal Costs," to the consolidated financial statements.

Other Matters
-------------

Critical Accounting Policies: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and at times difficult, subjective or complex judgments. Accounting policies related to the recoverability of certain regulatory assets and the assumptions used in developing the pension and postretirement benefit obligations are the accounting principles that management believes are critical and could have a significant impact on CL&P's consolidated financial statements.

     Regulatory Assets: The accounting policies of the NU system's regulated operating companies historically reflect the effects of the rate-making process in accordance with Statement of Financial Accounting Standards
     (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Through its cost-of-service rate regulated transmission and distribution business, CL&P is currently recovering its investments in long-lived assets, including regulatory assets, and management believes that the application of SFAS No. 71 to that portion of their business continues to be appropriate. Management must reaffirm this conclusion at each balance sheet date. If, as a result of a change in circumstances, it is determined that any portion of these investments is no longer recoverable under SFAS No. 71, that portion would be written off. Such a write-off could have a material impact on CL&P's consolidated financial statements. Management currently believes that all long-lived assets, including regulatory assets, are recoverable.

     Pension and Postretirement Benefit Obligations: CL&P participates in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees and also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. For each of these plans, the development of the benefit obligation, fair value of plan assets, funded status, and net periodic benefit credit or cost is based on several significant assumptions. These assumptions primarily relate to the application of a discount rate, expected long-term rate of return and other trend rates. If these assumptions were changed, the resultant change in benefit obligations, fair values of plan assets, funded status, and net periodic benefit credits or costs could have a material impact on CL&P's consolidated financial statements.

For further information regarding these types of activities, see Note 1G, "Regulatory Accounting and Assets," and Note 7, "Pension Benefits and Postretirement Benefits Other Than Pensions," to the consolidated financial statements.

Environmental Matters: The NU system, including CL&P, is subject to environmental laws and regulations structured to mitigate or remove the effect of past operations and to improve or maintain the quality of the environment. For further information regarding environmental matters, see
Note 10B, "Commitments and Contingencies - Environmental Matters," to the consolidated financial statements.

Other Commitments and Contingencies: For further information regarding other commitments and contingencies, see Note 10, "Commitments and Contingencies," to the consolidated financial statements.

Contractual Obligations and Commercial Commitments: Aggregated information regarding CL&P's contractual obligations and commercial commitments as of December 31, 2001, is summarized as follows:

 ------------------------------------------------------------------------------
(Millions of
 Dollars)            2002       2003      2004       2005      2006      Totals
 ------------------------------------------------------------------------------
 Capital leases    $  2.4     $  2.4     $  2.4     $  2.4    $  2.4   $   12.0
 Operating
   leases            10.9        9.3        8.2        7.5       6.4       42.3
 Long-term
    contractual
    obligations     227.0      231.3      234.1      237.3     237.6    1,167.3
 ------------------------------------------------------------------------------
 Totals            $240.3     $243.0     $244.7     $247.2    $246.4   $1,221.6
 ------------------------------------------------------------------------------

For further information regarding CL&P's contractual obligations and commercial commitments, see Note 3, "Leases," and Note 10E, "Long-Term Contractual Arrangements," to the consolidated financial statements.

Forward Looking Statements: This discussion and analysis includes forward looking statements, which are statements of future expectations and not facts including, but not limited to, statements regarding future earnings, refinancings, the use of proceeds from restructuring, and the recovery of operating costs. Words such as estimates, expects, anticipates, intends, plans, and similar expressions identify forward looking statements. Actual results or outcomes could differ materially as a result of further actions by state and federal regulatory bodies, competition and industry restructuring, changes in economic conditions, changes in historical weather patterns, changes in laws, developments in legal or public policy doctrines, technological developments, and other presently unknown or unforeseen factors.

RESULTS OF OPERATIONS
---------------------

The components of significant income statement variances for the past two years are provided in the table below.

                                          Income Statement Variances
                                            (Millions of Dollars)

                               2001 over/(under) 2000  2000 over/(under) 1999
                               ----------------------  ----------------------
                                  Amount     Percent      Amount   Percent
                                  ------     -------      ------   -------
Operating Revenues                $(290)       (10)%       $483       20%
                                  -----       ----         ----      ---
Operating Expenses:
Fuel, purchased and
  net interchange power            (151)        (9)         738       80
Other operation                    (102)       (25)         (68)     (14)
Maintenance                         (30)       (22)         (82)     (38)
Depreciation                        (21)       (18)         (76)     (39)
Amortization of regulatory
  assets, net                       649         (a)        (350)     (78)
Taxes other than income taxes        (7)        (5)         (37)     (21)
Gain on sale of utility plant      (522)         -           286     100
                                  -----       ----          ----     ---
Total operating expenses           (184)        (7)          411      19
                                  -----       ----          ----     ---
Operating income                   (106)       (29)           72      24
Other income/(loss), net             75         (a)           65      74
Interest expense, net                22         23           (40)    (29)
                                  -----       ----          ----     ---
Income before income
  tax expense                       (53)       (22)          177      (a)
Income tax expense                  (15)       (15)           15      18
                                  -----       ----          ----     ---
Net income/(loss)                 $ (38)       (26)%        $162      (a)
                                  =====       ====          ====     ===
(a) Percent greater than 100.

Operating Revenues
Total revenues decreased by $290 million or 10 percent in 2001, primarily due to lower wholesale revenues ($325 million) and lower transmission revenues ($19 million), partially offset by higher retail revenues ($57 million). Wholesale revenues were lower primarily as a result of the sale of the Millstone units at the end of the first quarter of 2001 and lower sales of capacity and energy. The lower transmission revenues were partially offset by lower transmission expenses. Retail revenues increased primarily due to higher retail sales ($43 million) and the recovery of previously deferred fuel costs ($19 million), partially offset by a rate decrease ($5 million). Retail sales increased 2.4 percent compared to 2000.

Operating revenues increased by $483 million or 20 percent in 2000, primarily due to higher wholesale revenues ($510 million), primarily as a result of the sale of the output from Millstone 2 and 3, and the amortization of the amount related to the transfer of certain hydroelectric generation assets ($25 million) partially offset by lower retail revenues ($51 million). Retail revenues decreased primarily as a result of a 5 percent retail rate decrease ($108 million), partially offset by higher retail sales ($27 million) and by the impact of Millstone 2 being returned to rate base ($30 million). Retail sales increased by 0.4 percent in 2000.

Fuel, Purchased and Net Interchange Power
Fuel, purchased and net interchange power expense decreased in 2001, primarily due to lower purchased power costs resulting from the buydown and buyout of various cogeneration contracts and lower nuclear fuel expense.

Fuel, purchased and net interchange power expense increased in 2000, primarily due to the transition, under industry restructuring, to purchasing full requirements for customers from standard offer suppliers, in addition to the remaining fuel costs of the nuclear units and cogenerators.

Other Operation and Maintenance
Other operation and maintenance (O&M) expenses decreased by $132 million in 2001, primarily due to lower nuclear expenses ($95 million) as a result of the sale of the Millstone units at the end of the first quarter of 2001, lower administrative and general expenses ($22 million), lower transmission expenses ($16 million), and lower fossil/hydro expenses ($3 million), partially offset by higher distribution expenses ($4 million).

Other O&M expenses decreased in 2000, primarily due to lower spending at the nuclear units ($56 million), the decommissioning status of Millstone 1 ($14 million), lower expenses due to the sale of certain fossil generation assets ($65 million), and lower administrative and general expenses ($26 million), partially offset by higher customer service expenses ($39 million).

Depreciation
Depreciation expense decreased in 2001, primarily due to the elimination of decommissioning expenses as a result of the sale of the Millstone units at the end of the first quarter of 2001.

Depreciation expense decreased in 2000, primarily due to the effect of discontinuing SFAS No. 71 for the generation portion of the business and the resulting reclassification of depreciable nuclear plant balances to regulatory assets ($70 million), the sale of certain fossil generation assets and the transfer of certain hydroelectric generation assets.

Amortization of Regulatory Assets, Net
Amortization of regulatory assets, net increased in 2001, primarily due to the amortization related to the gain on the sale of the Millstone units ($524 million) and higher amortization related to securitized assets ($68 million), stranded costs ($30 million), and other amortizations related to restructuring ($27 million).

Amortization of regulatory assets, net decreased in 2000, primarily due to changes in amortization levels as a result of industry restructuring ($128 million), the amortization in 1999 of the gain on the sale of fossil plants ($286 million), and the completion of the amortization of CL&P's cogeneration deferral in the first quarter of 1999 ($6 million). These decreases were partially offset by higher amortization associated with the reclassified nuclear plant balances ($70 million).

Taxes Other Than Income Taxes
Taxes other than income taxes decreased in 2001, primarily due to settlement of a property tax appeal with the City of Meriden in 2001 ($5 million) and the reduction in property tax due to the sale of the Millstone units ($12 million), partially offset by higher gross earnings tax paid on higher revenues ($8 million).

Taxes other than income taxes decreased in 2000, primarily due to lower Connecticut gross earnings tax ($18 million) and lower local property taxes ($7 million).

Gain on Sale of Utility Plant
CL&P recorded a gain on the sale of its ownership share in the Millstone units. A corresponding amount of amortization expense was recorded in 2001.

CL&P recorded a gain on the sale of its fossil generation assets in 1999.

Other Income/(Loss), Net
Other income/(loss), net increased in 2001, primarily due to the gain on the sale of CL&P's ownership share in the Millstone units ($29 million), the settlement, in 2000, of Millstone-related litigation, net of insurance proceeds ($9 million), a write-off associated with the former CMEEC nuclear entitlement ($6 million) in 2000 and higher interest income in 2001, including the allowed return on deferred fuel balances ($10 million), interest on an IRS tax settlement ($10 million), and interest income related to the City of Meriden property tax refund ($2 million).

Other income/(loss), net increased in 2000, primarily due to the 1999 write-off of stranded costs in relation to the treatment of market-based contracts
($15 million).

Interest Expense, Net
Interest expense, net increased in 2001, primarily due to interest associated with the issuance of rate reduction certificates in 2001, partially offset by lower interest on other long-term debt resulting from reacquisitions and retirements of long-term debt in 2001.

Interest expense, net decreased in 2000, primarily due to reacquisitions and retirements of long-term debt in 2000.



-------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
-------------------------------------------------------------------------------

To the Board of Directors
   of The Connecticut Light and Power Company:

We have audited the accompanying consolidated balance sheets of The Connecticut Light and Power Company (a Connecticut corporation and a wholly owned subsidiary of Northeast Utilities) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Connecticut Light and Power Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                   /s/ ARTHUR ANDERSEN LLP
                                       ARTHUR ANDERSEN LLP


Hartford, Connecticut
January 22, 2002





THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

------------------------------------------------------------------------------------------------
For the Years Ended December 31,                          2001          2000          1999
------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)


Operating Revenues................................... $ 2,646,123   $ 2,935,922   $ 2,452,855
                                                      ------------------------------------------
Operating Expenses:
  Operation -
     Fuel, purchased and net interchange power.......   1,514,418     1,665,806       927,989
     Other...........................................     310,477       412,230       480,138
  Maintenance........................................     106,228       136,141       217,961
  Depreciation.......................................      96,212       117,305       193,776
  Amortization of regulatory assets, net.............     746,693        97,315       447,776
  Taxes other than income taxes......................     130,656       137,846       174,884
  Gain on sale of utility plant......................    (521,590)          -        (286,477)
                                                      ------------------------------------------
    Total operating expenses.........................   2,383,094     2,566,643     2,156,047
                                                      ------------------------------------------
Operating Income.....................................     263,029       369,279       296,808
Other Income/(Loss), Net.............................      52,804       (22,224)      (86,787)
                                                      ------------------------------------------
Income Before Interest and Income Tax Expense........     315,833       347,055       210,021
                                                      ------------------------------------------
Interest Expense:
  Interest on long-term debt.........................      59,724        89,841       127,533
  Interest on rate reduction bonds...................      60,644           -             -
  Other interest.....................................         761         9,025        10,918
                                                      ------------------------------------------
    Interest expense, net............................     121,129        98,866       138,451
                                                      ------------------------------------------
Income Before Income Tax Expense.....................     194,704       248,189        71,570
Income Tax Expense...................................      84,901       100,054        85,138
                                                      ------------------------------------------
Net Income/(Loss).................................... $   109,803   $   148,135   $   (13,568)
                                                      ==========================================

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Net Income/(Loss).................................... $   109,803   $   148,135   $   (13,568)
                                                      ------------------------------------------
Other comprehensive (loss)/income, net of tax:
  Unrealized (losses)/gains on securities............        (439)           90            38
                                                      ------------------------------------------
     Other comprehensive (loss)/income, net of tax...        (439)           90            38
                                                      ------------------------------------------
Comprehensive Income/(Loss).......................... $   109,364   $   148,225   $   (13,530)
                                                      ==========================================

The accompanying notes are an integral part of these financial statements.




THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------
At December 31,                                              2001               2000
---------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
ASSETS
------

Current Assets:
  Cash and cash equivalents..........................    $      773       $    5,461
  Investments in securitizable assets................        36,367           98,146
  Notes receivable from affiliated companies.........        77,200           38,000
  Receivables, less accumulated provision for
    uncollectible accounts of $525 in 2001
   and $300 in 2000..................................       247,801           29,245
  Accounts receivable from affiliated companies......        22,134          103,763
  Unbilled revenues..................................         7,492             -
  Fuel, materials and supplies, at average cost......        33,085           36,332
  Prepayments and other..............................        17,703           32,291
                                                         ----------       ----------
                                                            442,555          343,238
                                                         ----------       ----------
Property, Plant and Equipment:
  Electric utility....................................    3,127,548        5,756,098
     Less: Accumulated provision for depreciation.....    1,236,638        4,210,429
                                                         ----------       ----------
                                                          1,890,910        1,545,669
  Construction work in progress.......................      134,964          128,835
  Nuclear fuel, net...................................        3,299           79,672
                                                         ----------       ----------
                                                          2,029,173        1,754,176
                                                         ----------       ----------

Deferred Debits and Other Assets:
  Regulatory assets...................................    1,877,191        1,835,967
  Prepaid pension.....................................      233,692          170,672
  Nuclear decommissioning trusts, at market...........        6,231          536,912
  Other ..............................................      138,715          123,233
                                                         ----------       ----------
                                                          2,255,829        2,666,784
                                                         ----------       ----------
Total Assets..........................................   $4,727,557       $4,764,198
                                                         ==========       ==========

The accompanying notes are an integral part of these financial statements.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------
At December 31,                                                2001              2000
------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to banks................................   $     -           $  115,000
  Long-term debt and preferred stock - current portion..         -              160,000
  Accounts payable......................................      132,593           153,944
  Accounts payable to affiliated companies..............       85,057           122,106
  Accrued taxes.........................................       34,823            32,901
  Accrued interest......................................       10,369            13,995
  Other.................................................       62,841           161,193
                                                           ----------        ----------
                                                              325,683           759,139
                                                           ----------        ----------
Rate Reduction Bonds....................................    1,358,653             -
                                                           ----------        ----------
Minority Interest in Consolidated Subsidiary............         -              100,000
                                                           ----------        ----------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes.....................     820,444            977,439
  Accumulated deferred investment tax credits...........      95,996             99,771
  Decommissioning obligation - Millstone 1..............        -               580,320
  Deferred contractual obligations......................     141,497            160,590
  Other.................................................     267,900            165,307
                                                          ----------         ----------
                                                           1,325,837          1,983,427
                                                          ----------         ----------
Capitalization:
  Long-Term Debt........................................     824,349          1,072,688
                                                          ----------         ----------

  Preferred Stock.......................................     116,200            116,200
                                                          ----------         ----------
  Common Stockholder's Equity:
    Common stock, $10 par value - authorized
     24,500,000 shares; 7,584,884 shares outstanding
     in 2001 and 2000...................................      75,849             75,849
    Capital surplus, paid in............................     414,018            413,192
    Retained earnings...................................     286,901            243,197
    Accumulated other comprehensive income..............          67                506
                                                          ----------         ----------
  Common Stockholder's Equity...........................     776,835            732,744
                                                          ----------         ----------
Total Capitalization....................................   1,717,384          1,921,632
                                                          ----------         ----------
Commitments and Contingencies (Note 10)

Total Liabilities and Capitalization....................  $4,727,557         $4,764,198
                                                          ==========         ==========

The accompanying notes are an integral part of these financial statements.





THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

-----------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                       Capital                     Other
                                           Common      Surplus,    Retained    Comprehensive     Total
                                            Stock      Paid In     Earnings    Income/(Loss)      (a)
-----------------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)

Balance at January 1, 1999.............   $ 122,229   $  664,156   $ 210,108   $         378   $  996,871

  Net loss for 1999....................                              (13,568)                     (13,568)
  Cash dividends on preferred stock....                              (12,832)                     (12,832)
  Capital stock expenses, net..........                    1,442                                    1,442
  Allocation of benefits - ESOP (b)....                              (30,454)                     (30,454)
  Other comprehensive income...........                                                   38           38
                                          ---------   ----------    --------    ------------   ----------
Balance at December 31, 1999...........     122,229      665,598     153,254             416      941,497

  Net income for 2000..................                              148,135                      148,135
  Cash dividends on preferred stock....                               (7,402)                      (7,402)
  Cash dividends on common stock.......                              (72,014)                     (72,014)
  Redemption of preferred stock........                     (749)                                    (749)
  Repurchase of common stock...........     (46,380)    (253,620)                                (300,000)
  Capital stock expenses, net..........                    1,963                                    1,963
  Allocation of benefits - ESOP (b)....                               21,224                       21,224
  Other comprehensive income...........                                                   90           90
                                          ---------   ----------    --------    ------------   ----------
Balance at December 31, 2000...........      75,849      413,192     243,197             506      732,744

  Net income for 2001..................                              109,803                      109,803
  Cash dividends on preferred stock....                               (5,559)                      (5,559)
  Cash dividends on common stock.......                              (60,072)                     (60,072)
  Capital stock expenses, net..........                      826                                      826
  Allocation of benefits - ESOP (b)....                                 (468)                        (468)
  Other comprehensive loss.............                                                 (439)        (439)
                                          ---------   ----------    --------    ------------   ----------
Balance at December 31, 2001...........   $  75,849   $  414,018   $ 286,901   $          67   $  776,835
                                          =========   ==========   =========   ==============  ==========

(a) The company has a dividend restriction as well as two tests it must meet before it can pay out any dividends. The most restrictive of which limits the company's ability to pay out approximately $253.8 of equity at December 31, 2001.

(b) In June 1999, CL&P paid NU parent $30.5 million for NU shares issued from 1992 through 1998 on behalf of its employees in accordance with NU's 401(k) plan. This transaction resulted in a reduction of the NU parent loss and a tax benefit to CL&P. The amount in 2000 represents the remaining previously unallocated 1993 through 1999 NU parent losses.

The accompanying notes are an integral part of these financial statements.




THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                         2001          2000            1999
---------------------------------------------------------------------------------------------------------------
                                                                                 (Thousands of Dollars)
Operating Activities:
  Net income/(loss).............................................   $   109,803      $ 148,135      $ (13,568)
  Adjustments to reconcile to net cash flows
   provided by operating activities:
    Depreciation................................................        96,212        117,305        193,776
    Deferred income taxes and investment tax credits, net.......      (144,559)         5,672       (140,459)
    Amortization of regulatory assets, net......................       746,693         97,315        447,776
    Tax benefit for 1993-1999 from
    reduction in NU parent losses...............................          -            21,461           -
    Gain on sale of utility plant...............................      (521,590)          -          (286,477)
    Net other uses of cash......................................      (132,911)       (69,454)      (106,396)
  Changes in working capital:
    Receivables and unbilled revenues, net......................      (144,419)      (109,938)           837
    Fuel, materials and supplies................................         3,247          1,271         34,379
    Accounts payable............................................       (58,400)       171,729        (49,477)
    Accrued taxes...............................................         1,922       (136,313)       149,818
    Investments in securitizable assets.........................        61,779          9,474         52,633
    Other working capital (excludes cash).......................        26,440          3,204         16,585
                                                                   -----------      ---------      ---------
Net cash flows provided by operating activities.................        44,217        259,861        299,427
                                                                   -----------      ---------      ---------

Investing Activities:
  Investments in regulated plant:
  Electric utility plant........................................      (237,423)      (208,249)      (180,982)
    Nuclear fuel................................................        (1,992)       (35,709)       (26,198)
                                                                   -----------      ---------      ---------
  Net cash flows used for investments in regulated plant........      (239,415)      (243,958)      (207,180)
  Investment in NU system Money Pool............................       (39,200)       (38,000)         6,600
  Investments in nuclear decommissioning trusts.................       (74,866)       (25,133)       (54,582)
  Other investment activities, net..............................       (10,164)        10,246           (355)
  Net proceeds from the sale of utility plant...................       827,681        686,807        516,912
  Buyout/buydown of IPP contracts...............................    (1,029,008)          -              -
                                                                   -----------      ---------      ---------
Net cash flows (used in)/provided by investing activities.......      (564,972)       389,962        261,395
                                                                   -----------      ---------      ---------
Financing Activities:
  Repurchase of common stock....................................          -          (300,000)          -
  Issuance of rate reduction bonds..............................     1,438,400           -              -
  Retirement of rate reduction bonds............................       (79,747)          -              -
  Net (decrease)/increase in short-term debt....................      (115,000)        13,300         91,700
  Reacquisitions and retirements of long-term debt..............      (416,155)      (179,071)      (620,010)
  Reacquisitions and retirements of preferred stock.............          -           (99,539)       (19,750)
  Retirement of monthly income preferred securities.............      (100,000)          -              -
  Retirement of capital lease obligation........................      (145,800)          -              -
  Cash dividends on preferred stock.............................        (5,559)        (7,402)       (12,832)
  Cash dividends on common stock................................       (60,072)       (72,014)          -
                                                                   -----------      ---------      ---------
Net cash flows provided by/(used in) financing activities.......       516,067       (644,726)      (560,892)
                                                                   -----------      ---------      ---------
Net (decrease)/increase in cash and cash equivalents ...........        (4,688)         5,097            (70)
Cash and cash equivalents - beginning of year...................         5,461            364            434
                                                                   -----------      ---------      ---------
Cash and cash equivalents - end of year.........................   $       773      $   5,461      $     364
                                                                   ===========      =========      =========
Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized..........................   $   120,645      $  96,735      $ 142,398
                                                                   ===========      =========      =========
  Income taxes..................................................   $   230,144      $ 226,380      $  19,754
                                                                   ===========      =========      =========
Increase in obligations:
  Niantic Bay Fuel Trust........................................   $     1,754      $   6,535      $   4,752
                                                                   ============     =========      =========

The accompanying notes are an integral part of these financial statements.




-------------------------------------------------------------------------------
NOTES TO C0NSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.   About The Connecticut Light and Power Company
          The Connecticut Light and Power Company (CL&P or the company) along with the Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation (NAEC), Holyoke Water Power Company (HWP), and Yankee Energy System, Inc. (Yankee) are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by Northeast Utilities (NU). The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through CL&P, PSNH and WMECO. NAEC sells all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contracts). HWP also is engaged in the production of electric power. Yankee, the parent company of Yankee Gas Services Company (Yankee Gas), is Connecticut's largest natural gas distribution system.

          NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and the NU system, including CL&P, is subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. CL&P is subject to further regulation for rates, accounting and other matters by the FERC and the Connecticut Department of Public Utility Control (DPUC).

          Several wholly owned subsidiaries of NU provide support services for the NU system companies, including CL&P, and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to the NU system companies, including CL&P. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. In addition, CL&P has established two special purpose subsidiaries, one whose operations are solely related to the issuance of rate reduction certificates and one whose business consists solely of the purchase and resale of receivables.

     B.   Presentation
          The consolidated financial statements of CL&P include the accounts of all subsidiaries. Intercompany transactions have been eliminated in consolidation.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

          All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies and the DPUC.

     C.   New Accounting Standards
          Asset Retirement Obligations: In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to (a) all entities and (b) legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessees.
          SFAS No. 143 is effective for CL&P's 2003 calendar year. Upon adoption of SFAS No. 143, there may be an impact on CL&P's consolidated financial statements which management has not estimated at this time.

          Long-Lived Assets: In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement modifies financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for CL&P's 2002 calendar year. Currently, management does not expect the adoption of SFAS No. 144 to have a material impact on CL&P's consolidated financial statements.

     D.   Investments and Jointly Owned Electric Utility Plant
          Regional Nuclear Generating Companies: CL&P owns common stock in four regional nuclear companies (Yankee Companies). CL&P's ownership interests in the Yankee Companies at December 31, 2001 and 2000, which are accounted for on the equity method due to CL&P's ability to exercise significant influence over their operating and financial policies are 34.5 percent of the Connecticut Yankee Atomic Power Company (CYAPC), 24.5 percent of the Yankee Atomic Electric Company (YAEC), 12 percent of the Maine Yankee Atomic Power Company (MYAPC), and 9.5 percent of the Vermont Yankee Nuclear Power Corporation (VYNPC). CL&P's total equity investment in the Yankee Companies at December 31, 2001 and 2000, is $34.7 million and $41.4 million, respectively. Each Yankee Company owns a single nuclear generating unit. However, VYNPC is the only unit still in operation at December 31, 2001.

          Seabrook: CL&P has a 4.06 percent joint ownership interest in Seabrook, a 1,148 megawatt nuclear generating unit. CL&P expects to sell its joint ownership interest in Seabrook, jointly with NAEC, around the end of 2002 through a public auction.

          Plant-in-service and the accumulated provision for depreciation for CL&P's share of Millstone 2 and 3 and Seabrook are as follows:

          ---------------------------------------------------------------------
          At December 31,                                 2001         2000
          ---------------------------------------------------------------------
                                                        (Millions of Dollars)
          Plant-in-service:
          Millstone 2..............................     $   -        $  779.7
          Millstone 3..............................         -         1,924.7
          Seabrook.................................      174.7          174.7
          Accumulated provision for depreciation:
          Millstone 2..............................     $   -        $  779.1
          Millstone 3..............................         -         1,815.0
          Seabrook.................................      164.8          164.0
          ---------------------------------------------------------------------

     E.   Depreciation
          The provision for depreciation is calculated using the straight-line method based on the estimated remaining useful lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Depreciation rates are applied to plant-in-service from the time they are placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.1 percent in 2001, 3 percent in 2000 and 3.3 percent in 1999.

          As a result of discontinuing the application of SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation," for CL&P's generation business in 1999, including CL&P's ownership interest in Seabrook, the company recorded a charge to accumulated depreciation for the nuclear plant in excess of the estimated fair market value at the time in the amount of $1.7 billion and a corresponding regulatory asset was created.

     F.   Revenues
          Revenues are based on authorized rates applied to each customer's use of energy. In general, rates can be changed only through a formal proceeding before the DPUC. Regulatory commissions also have authority over the terms and conditions of nontraditional rate-making arrangements.

          At the end of each accounting period, CL&P accrues a revenue estimate for the amount of energy delivered but unbilled.

     G.   Regulatory Accounting and Assets
          The accounting policies of CL&P conform to accounting principles generally accepted in the United States applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71.

          CL&P's transmission and distribution business continues to be cost-of-service rate regulated, and management believes the application of SFAS No. 71 continues to be appropriate. Management also believes it is probable that CL&P will recover its investments in long-lived assets, including regulatory assets. Stranded costs for CL&P will be recovered through a transition charge over a 12-year period.

          In addition, the regulatory assets in the following table are earning a return. The components of CL&P's regulatory assets are as follows:

          ---------------------------------------------------------------------
          At December 31,                                2001          2000
          ---------------------------------------------------------------------
                                                        (Millions of Dollars)

          Recoverable nuclear costs...............    $  158.1      $1,122.4
          Securitized regulatory assets...........     1,356.3         -
          Income taxes, net.......................       154.2         371.9
          Unrecovered contractual obligations.....         2.1         171.8
          Recoverable energy costs, net...........        80.1          85.2
          Other...................................       126.4          84.7
          ---------------------------------------------------------------------
          Totals..................................    $1,877.2      $1,836.0
          ---------------------------------------------------------------------

          As a result of discontinuing the application of SFAS No. 71 for CL&P's generation business, the company had an unamortized balance ($1.21 billion and $1.35 billion), included in recoverable nuclear costs at December 31, 2001 and 2000, respectively. These amounts were the result of reclassified nuclear plant in excess of its estimated fair market value from plant to regulatory assets, which took place in 1999. This balance is offset by the unamortized balance of the deferred credit on the transfer of assets, in March 2000, to Northeast Generation Company (NGC) of approximately $541.5 million. Since the transfer occurred between CL&P and NGC, two affiliates, the deferred credit is eliminated in consolidation.
          In March 2001, CL&P sold its ownership interest in the Millstone units. The gain on this sale in the amount of approximately $521.6 million was used to offset recoverable nuclear costs, resulting in an unamortized balance of $148.9 million, after the current year's amortization expense. Also included in that regulatory asset component for 2001 and 2000 are $9.2 million and $344.3 million, respectively, which includes Millstone 1 recoverable nuclear costs relating to the recoverable portion of the undepreciated plant and related assets ($9.2 million and $51.2 million, respectively) and the decommissioning and closure obligations
          ($293.1 million in 2000).

          CL&P issued $1.4 billion in rate reduction certificates and used $1.1 billion of those proceeds to buyout or buydown certain contracts with independent power producers. The majority of the payments to buyout or buydown these contracts were recorded as securitized regulatory assets. CL&P also securitized a portion of its SFAS No. 109 regulatory asset.

          CL&P, under the terms of contracts with the Yankee Companies, is responsible for its proportionate share of the remaining costs of the units, including decommissioning. These amounts are recorded as unrecovered contractual obligations. A portion of these obligations was securitized in 2001 and is included in securitized regulatory assets.

          CL&P, under the Energy Policy Act of 1992 (Energy Act), is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment). The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. CL&P is currently recovering these costs through rates. As of December 31, 2001 and 2000, the CL&P's total D&D Assessment deferrals were $21.1 million and $24.1 million, respectively, and have been recorded as recoverable energy costs, net.

          In addition, through December 31, 1999, CL&P had an energy adjustment clause under which fuel prices above or below base-rate levels were charged to or credited to customers. Coincident with the start of restructuring, the energy adjustment clause was terminated. Energy costs deferred and not yet collected under the energy adjustment clause amounted to $59 million and $61.1 million at December 31, 2001 and 2000, respectively, which have been recorded as recoverable energy costs, net.

     H.   Income Taxes
          The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the applicable regulatory commissions.

          The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation, including the impact of the sale of the Millstone units, is as follows:

          ---------------------------------------------------------------------
          At December 31,                                  2001         2000
          ---------------------------------------------------------------------
                                                         (Millions of Dollars)
          Accelerated depreciation and
            other plant-related differences........       $279.1       $271.2
          Regulatory assets:
            Nuclear stranded investment............        276.1        528.8
            Securitized contract termination
              costs and other......................         63.4           -
            Income tax gross-up....................        134.4        142.6
          Other....................................         67.4         34.8
          ---------------------------------------------------------------------
          Totals...................................       $820.4       $977.4
          ---------------------------------------------------------------------

     I.   Cash and Cash Equivalents
          Cash and cash equivalents includes cash on hand and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

     J.   Other Income/(Loss), Net
          The components of CL&P's other income/(loss), net items are as follows:

          ---------------------------------------------------------------------
                                             For the Years Ended December 31,
          ---------------------------------------------------------------------
                                                2001       2000       1999
          ---------------------------------------------------------------------
                                                   (Millions of Dollars)
          Gain related to
            Millstone sale..................    $29.5    $   -       $  -
          Other nuclear-related costs.......       -      (14.1)     (53.0)
          Other, net........................     23.3      (8.1)     (33.8)
          ---------------------------------------------------------------------
          Totals............................    $52.8    $(22.2)    $(86.8)
          ---------------------------------------------------------------------

2.   SHORT-TERM DEBT
     Limits: The amount of short-term borrowings that may be incurred by CL&P is subject to periodic approval by either the SEC under the 1935 Act or by the respective state regulators. Currently, SEC authorization allows CL&P to incur total short-term borrowings up to a maximum of $375 million. In addition, the charter of CL&P contains preferred stock provisions restricting the amount of unsecured debt the company may incur. As of December 31, 2001, CL&P's charter permits CL&P to incur $535 million of additional unsecured debt.

     Credit Agreement: On November 16, 2001, CL&P, PSNH, WMECO, and Yankee Gas entered into a 364-day unsecured revolving credit facility for $350 million. This facility replaced a $250 million facility for CL&P and WMECO which expired on November 16, 2001. CL&P may draw up to $150 million under the facility, subject to the maximum facility limit of $350 million. Unless extended, the credit facility will expire on November 15, 2002. At December 31, 2001 and 2000, there were no borrowings and $115 million, respectively, in borrowings under these facilities for CL&P.

     Under the aforementioned credit agreement, CL&P may borrow at fixed or variable rates plus an applicable margin based upon certain debt ratings, as rated by the lower of Standard and Poor's or Moody's Investors Service. The weighted average interest rate on CL&P's notes payable to banks outstanding on December 31, 2000, was 8.41 percent.

     This credit agreement provides that CL&P must comply with certain financial and nonfinancial covenants as are customarily included in such agreements, including, but not limited to, consolidated debt ratios and interest coverage ratios. CL&P currently is and expects to remain in compliance with these covenants.

     Money Pool: Certain subsidiaries of NU, including CL&P, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2001 and 2000, CL&P had $77.2 million and $38 million of lendings to the Pool, respectively. The interest rate on lendings to the Pool at December 31, 2001 and 2000, was
     1.5 percent and 5.4 percent, respectively.

3.   LEASES
     CL&P has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options.

     Capital lease rental payments charged to operating expense were $9.2 million in 2001, $36.3 million in 2000, and $10 million in 1999. Interest included in capital lease rental payments was $3.4 million in 2001, $7.9 million in 2000, and $9.4 million in 1999. Operating lease rental payments charged to expense were $7.1 million in 2001, $9.8 million in 2000, and $14.3 million in 1999.

     Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 2001, are as follows:

     --------------------------------------------------------------------------
     Year                               Capital Leases      Operating Leases
     --------------------------------------------------------------------------
                                                (Millions of Dollars)

     2002.........................           $  2.4              $10.9
     2003.........................              2.4                9.3
     2004.........................              2.4                8.2
     2005.........................              2.4                7.5
     2006.........................              2.4                6.4
     After 2006...................             24.7               11.9
     --------------------------------------------------------------------------
     Future minimum
       lease payments.............             36.7              $54.2
     Less amount
       representing
       interest...................             20.7
     --------------------------------------------------------------------------
     Present value of
       future minimum
       lease payments...........              $16.0
     --------------------------------------------------------------------------

4.   PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION
     Details of preferred stock not subject to mandatory redemption are as follows:

-------------------------------------------------------------------------------
                          December 31,        Shares
                             2001          Outstanding         December 31,
                          Redemption       December 31,    --------------------
Description                  Price             2001        2001          2000
-------------------------------------------------------------------------------
                                                          (Millions of Dollars)

$1.90  Series of 1947       $52.50            163,912     $  8.2        $  8.2
$2.00  Series of 1947        54.00            336,088       16.8          16.8
$2.04  Series of 1949        52.00            100,000        5.0           5.0
$2.20  Series of 1949        52.50            200,000       10.0          10.0
 3.90% Series of 1949        50.50            160,000        8.0           8.0
$2.06  Series E of 1954      51.00            200,000       10.0          10.0
$2.09  Series F of 1955      51.00            100,000        5.0           5.0
 4.50% Series of 1956        50.75            104,000        5.2           5.2
 4.96% Series of 1958        50.50            100,000        5.0           5.0
 4.50% Series of 1963        50.50            160,000        8.0           8.0
 5.28% Series of 1967        51.43            200,000       10.0          10.0
$3.24  Series G of 1968      51.84            300,000       15.0          15.0
 6.56% Series of 1968        51.44            200,000       10.0          10.0
-------------------------------------------------------------------------------
Totals................................................    $116.2        $116.2
-------------------------------------------------------------------------------

5.   LONG-TERM DEBT
     Details of long-term debt outstanding are as follows:

     --------------------------------------------------------------------------
     At December 31,                                      2001        2000
     --------------------------------------------------------------------------
                                                        (Millions of Dollars)
     First Mortgage Bonds:
     7 7/8% Series A due 2001......................     $   -       $160.0
     7 3/4% Series C due 2002......................         -        200.0
     8 1/2% Series C due 2024......................       59.0       115.0
     7 7/8% Series D due 2024......................      139.8       140.0
                                                        ------      ------
                                                         198.8       615.0
     Pollution Control Notes:
       Variable rate, due 2016-2022................       46.4        46.4
       Variable rate, tax exempt, due 2028-2031....      377.5       377.5
     Fees and interest due for spent nuclear
       fuel disposal costs.........................      201.9       194.7
     Less amounts due within one year..............         -        160.0
     Unamortized premium and discount, net.........       (0.3)       (0.9)
     --------------------------------------------------------------------------
     Long-term debt, net...........................     $824.3    $1,072.7
     --------------------------------------------------------------------------

     Essentially all utility plant of CL&P is subject to the liens of the company's first mortgage bond indenture.

     CL&P has secured $315.5 million of pollution control notes secured by second mortgage liens on transmission assets, junior to the liens of their first mortgage bond indentures.

     CL&P has $62 million of tax-exempt Pollution Control Revenue Bonds (PCRBs) with bond insurance secured by the first mortgage bonds and a liquidity facility. For financial reporting purposes, these first mortgage bonds would not be considered outstanding unless CL&P failed to meet its obligations under the PCRBs.

     The average effective interest rates on the variable-rate pollution control notes ranged from 1.3 percent to 3.6 percent for 2001 and from
     3.2 percent to 4.9 percent for 2000.

6.   INCOME TAX EXPENSE
     The components of the federal and state income tax provisions were charged/(credited) to operations as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,           2001         2000        1999
     --------------------------------------------------------------------------
                                                    (Millions of Dollars)
     Current income taxes:
       Federal..............................   $190.7       $ 77.2      $197.7
       State................................     38.8         17.2        27.9
                                               ------       ------      ------
         Total current......................    229.5         94.4       225.6
                                               ------       ------      ------
     Deferred income taxes, net:
       Federal..............................   (117.0)        10.6      (113.0)
       State................................    (23.8)         2.4       (20.1)
                                               ------       ------      ------
         Total deferred.....................   (140.8)        13.0      (133.1)
                                               ------       ------      ------
     Investment tax credits, net............     (3.8)        (7.3)       (7.4)
     --------------------------------------------------------------------------
     Total income tax expense...............   $ 84.9       $100.1      $ 85.1
     --------------------------------------------------------------------------

     Deferred income taxes are comprised of the tax effects of temporary differences as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,            2001        2000        1999
     --------------------------------------------------------------------------
                                                     (Millions of Dollars)
     Depreciation, leased nuclear
       fuel, settlement credits and
       disposal costs.......................  $  (9.2)      $13.8     $  (9.9)
     Regulatory deferral....................    (33.1)      (14.1)        6.2
     State net operating loss carryforward..       -           -          7.8
     Regulatory disallowance................       -           -        (24.2)
     Sale of generation assets..............   (197.6)         -       (126.1)
     Pension accruals.......................     19.9        13.6         9.8
     Securitized contract
       termination costs and other..........     63.4          -           -
     Other..................................     15.8        (0.3)        3.3
     --------------------------------------------------------------------------
     Deferred income taxes, net.............  $(140.8)      $13.0     $(133.1)
     --------------------------------------------------------------------------
     A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,            2001        2000        1999
     --------------------------------------------------------------------------
                                                     (Millions of Dollars)
     Expected federal income tax............     $68.1      $ 86.9       $25.0
     Tax effect of differences:
       Depreciation.........................       4.0         5.8        27.1
       Amortization of regulatory assets....      (0.6)        3.6        31.9
       Investment tax credit amortization...      (3.8)       (7.3)       (7.4)
       State income taxes, net of
         federal benefit....................       9.8        12.7         5.1
       Other, net...........................       7.4        (1.6)        3.4
     --------------------------------------------------------------------------
     Total income tax expense...............     $84.9      $100.1       $85.1
     --------------------------------------------------------------------------

7.   PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
     The NU system companies, including CL&P, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. CL&P's portion of the NU system's total pension credit, part of which was credited to utility plant, was $63.7 million in 2001, $57.2 million in 2000 and $40.3 million in 1999.

     Currently, CL&P's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

     The NU system companies, including CL&P, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from CL&P who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the estimated work life of the employee. CL&P annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

     Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

     The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:

     ----------------------------------------------------------------------------
                                                     At December 31,
     -------------------------------------------------------------------------------
                                                                 Postretirement
                                        Pension Benefits             Benefits
     -------------------------------------------------------------------------------
     (Millions of Dollars)               2001       2000         2001        2000
     -------------------------------------------------------------------------------
     Change in benefit obligation
     Benefit obligation
       at beginning of year...........  $(587.3)  $ (551.9)    $(136.3)     $(131.9)
     Service cost.....................    (10.0)      (9.7)       (1.9)        (1.9)
     Interest cost....................    (43.7)     (42.3)      (11.1)       (10.1)
     Transfers........................     (2.4)      (4.9)         -            -
     Actuarial loss...................    (25.1)     (18.9)      (32.2)        (5.2)
     Benefits paid....................     45.1       40.4        16.0         12.8
     Settlements and other............     (2.6)        -         (0.2)          -
     -------------------------------------------------------------------------------
     Benefit obligation
       at end of year.................  $(626.0)  $ (587.3)    $(165.7)     $(136.3)
     -------------------------------------------------------------------------------
     Change in plan assets
     Fair value of plan assets
       at beginning of year...........  $ 998.8   $1,037.8     $   62.4     $  59.7
     Actual return on plan assets.....    (45.7)      (3.5)        (5.8)        3.0
     Employer contribution............       -          -          14.5        12.5
     Benefits paid....................    (45.1)     (40.4)       (16.0)      (12.8)
     Transfers........................      2.4        4.9          0.6          -
     -------------------------------------------------------------------------------
     Fair value of plan assets
       at end of year.................  $ 910.4   $  998.8     $    55.7    $  62.4
     -------------------------------------------------------------------------------
     Funded status at December 31.....  $ 284.4   $  411.5     $  (110.0)   $ (73.9)
     Unrecognized transition
       (asset)/obligation.............     (2.7)      (3.7)         80.3       88.2
     Unrecognized prior service cost..     27.6       30.4            -          -
     Unrecognized net (gain)/loss.....    (75.6)    (267.5)         29.1      (14.3)
     -------------------------------------------------------------------------------
     Prepaid/(accrued) benefit cost...  $ 233.7   $  170.7      $   (0.6)   $    -
     -------------------------------------------------------------------------------

     The following actuarial assumptions were used in calculating the plans' year end funded status:

     --------------------------------------------------------------------------
                                                  At December 31,
     --------------------------------------------------------------------------
                                                             Postretirement
                                       Pension Benefits         Benefits
     --------------------------------------------------------------------------
                                         2001     2000         2001     2000
     --------------------------------------------------------------------------
     Discount rate..................     7.25%   7.50%         7.25%    7.50%
     Compensation/progression rate..     4.25    4.50           4.25    4.50
     Health care cost
       trend rate (a)...............     N/A     N/A           11.00    5.26
     --------------------------------------------------------------------------

     (a) The annual per capita cost of covered health care benefits was assumed to decrease to 5.00 percent by 2007.

     The components of net periodic benefit (credit)/cost are:

     ----------------------------------------------------------------------------------------
                                                  For the Years Ended December 31,
     ----------------------------------------------------------------------------------------
                                            Pension Benefits         Postretirement Benefits
     ----------------------------------------------------------------------------------------
     (Millions of Dollars)              2001     2000      1999      2001     2000     1999
     ----------------------------------------------------------------------------------------
     Service cost................       $10.0    $  9.7    $ 11.0    $ 1.9    $ 1.9    $ 2.3
     Interest cost...............        43.7      42.3      40.0     11.1     10.1      9.3
     Expected return
       on plan assets............       (95.3)    (88.4)    (78.1)    (5.5)    (4.9)    (4.2)
     Amortization of
       unrecognized net
       transition (asset)/
       obligation................        (0.9)     (0.9)     (0.9)     7.3      7.3      7.3
     Amortization of
       prior service cost........         2.6       2.7       2.7       -        -        -
     Amortization of
      actuarial gain.............       (21.4)    (22.6)    (15.0)      -        -        -
     Other amortization, net.....          -         -         -      (0.5)    (1.9)    (1.3)
     Settlements and other.......        (2.4)       -         -        -        -        -
     ----------------------------------------------------------------------------------------
     Net periodic benefit
       (credit)/cost.............      $(63.7)   $(57.2)   $(40.3)   $14.3    $12.5    $13.4
     ----------------------------------------------------------------------------------------

     For calculating pension and postretirement benefit costs, the following assumptions were used:

     --------------------------------------------------------------------------
                                        For the Years Ended December 31,
     --------------------------------------------------------------------------
                                                             Postretirement
                                     Pension Benefits           Benefits
     --------------------------------------------------------------------------
                                  2001    2000    1999    2001    2000    1999
     --------------------------------------------------------------------------
     Discount rate.............   7.50%   7.75%   7.00%   7.50%   7.75%   7.00%
     Expected long-term
       rate of return..........   9.50    9.50    9.50    N/A     N/A     N/A
     Compensation/
       progression rate........   4.50    4.75    4.25    4.50    4.75    4.25
     Long-term rate
       of return -
         Health assets,
           net of tax..........   N/A     N/A     N/A     7.50    7.50    7.50
         Life assets...........   N/A     N/A     N/A     9.50    9.50    9.50
     --------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

     --------------------------------------------------------------------------
                                           One Percentage        One Percentage
     (Millions of Dollars)                 Point Increase        Point Decrease
     --------------------------------------------------------------------------
     Effect on total service and
      interest cost components..........        $0.5                 $(0.5)
     Effect on postretirement
       benefit obligation...............        $6.1                 $(5.6)
     --------------------------------------------------------------------------

     The trust holding the health plan assets is subject to federal income taxes.

8.   SALE OF CUSTOMER RECEIVABLES
     On July 11, 2001, CL&P renewed its accounts receivable securitization credit line for one year. At that time, the credit line capacity was reduced from $200 million to $100 million.

     As of December 31, 2001, CL&P had no amounts outstanding through the CL&P Receivables Corporation (CRC), a wholly owned subsidiary of CL&P.
     As of December 31, 2000, CL&P had sold accounts receivable of $170 million to a third-party purchaser with limited recourse through the CRC. In addition, at December 31, 2000, $18.9 million of accounts receivable were designated as collateral under the agreement with the CRC.

     Concentrations of credit risk to the purchaser under the company's agreement with respect to the receivables are limited due to CL&P's diverse customer base within its service territory.

9.   NUCLEAR GENERATION ASSETS DIVESTITURE
     On March 31, 2001, CL&P and WMECO consummated the sale of Millstone 1 and 2 to a subsidiary of Dominion Resources, Inc., Dominion Nuclear Connecticut, Inc. (DNCI). CL&P, PSNH and WMECO sold their ownership interests in Millstone 3 to DNCI. This sale included all of the respective joint ownership interests of CL&P, PSNH and WMECO in Millstone 3. CL&P received approximately $800 million of cash proceeds from the sale and applied the proceeds to taxes and reductions of debt and equity. As part of the sale, DNCI assumed responsibility for decommissioning the three Millstone units.

     In connection with the sale, CL&P recorded a gain in the amount of approximately $521.6 million which was used to offset stranded costs.

10.  COMMITMENTS AND CONTINGENCIES

     A.   Restructuring
          On September 27, 2001, CL&P filed its application with the DPUC for approval of the disposition of the proceeds from the sale of the Millstone units to DNCI. This application described and requested DPUC approval for CL&P's treatment of its share of the proceeds from the sale. In accordance with Connecticut's electric utility industry restructuring legislation, CL&P was required to utilize any gains from the Millstone sale to offset stranded costs. There are certain contingencies related to this filing regarding the potential disallowance of what management believes were prudently incurred costs. Management believes the recoverability of these costs is probable. A decision from the DPUC is expected in the first half of 2002.

     B.   Environmental Matters
          The NU system, including CL&P, is subject to environmental laws and regulations structured to mitigate or remove the effect of past operations and to improve or maintain the quality of the environment. As such, the NU system, including CL&P, has active environmental auditing and training programs and believes it is substantially in compliance with the current laws and regulations.

          However, the normal course of operations may involve activities and substances that expose CL&P to potential liabilities of which management cannot determine the outcome. Additionally, management cannot determine the outcome for liabilities that may be imposed for past acts, even though such past acts may have been lawful at the time they occurred. Management does not believe, however, that this will have a material impact on CL&P's consolidated financial statements.

          Based upon currently available information for the estimated remediation costs as of December 31, 2001 and 2000, the liability recorded by CL&P for its estimated environmental remediation costs amounted to $2.5 million and $5.2 million, respectively.

     C.   Spent Nuclear Fuel Disposal Costs
          Under the Nuclear Waste Policy Act of 1982, CL&P must pay the DOE for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. For nuclear fuel used to generate electricity prior to April 7, 1983 (Prior Period Fuel), an accrual has been recorded for the full liability and payment must be made prior to the first delivery of spent fuel to the DOE. Until such payment is made, the outstanding balance will continue to accrue interest at the 3-month treasury bill yield rate. As of December 31, 2001 and 2000, fees due to the DOE for the disposal of Prior
          Period Fuel were $201.9 million and $194.7 million, respectively, including interest costs of $135.4 million and $128.1 million, respectively.

          Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis. CL&P remains responsible for fees to be paid for fuel burned until the divestiture of the Millstone and Seabrook nuclear units.

     D.   Nuclear Insurance Contingencies
          Insurance policies covering CL&P's ownership share of the NU system's nuclear facilities have been purchased for the primary cost of repair, replacement or decontamination of utility property, certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement or decontamination or premature decommissioning of utility property.

          CL&P is subject to retroactive assessments if losses under those policies exceed the accumulated funds available to the insurer.
          The maximum potential assessments with respect to losses arising during the current policy year for the primary property insurance program, the replacement power policies and the excess property damage policies are $1.1 million, $0.1 million and $1.6 million, respectively. In addition, insurance has been purchased by the NU system in the aggregate amount of $200 million on an industry basis for coverage of worker claims.

          Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the NU system, including CL&P, could be assessed liabilities in proportion to its ownership interest in each of its nuclear units up to $83.9 million. The NU system's payment of this assessment would be limited to, in proportion to its ownership interest in each of its nuclear units, $10 million in any one year per nuclear unit. In addition, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection, the NU system, including CL&P, would be subject to an additional 5 percent, or $4.2 million, liability, in proportion to its ownership interests in each of its nuclear units. Based upon its ownership interest in Seabrook, CL&P's maximum liability, including any additional assessments, would be $3.6 million per incident, of which payments would be limited to $0.4 million per year. In addition, through purchased-power contracts with VYNPC, CL&P would be responsible for up to an additional assessment of $8.4 million per incident, of which payments would be limited to $1 million per year.

          CL&P expects to terminate its nuclear insurance upon the divestiture of its remaining nuclear units.

     E.   Long-Term Contractual Arrangements
          Yankee Companies: Under the terms of its agreement, CL&P paid its ownership (or entitlement) shares of costs, which included depreciation, operation and maintenance (O&M) expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs were recorded as purchased-power expenses. CL&P's cost of purchases under its contract with VYNPC amounted to $14.7 million in 2001, $14.5 million in 2000, and $17 million in 1999. VYNPC is in the process of selling its nuclear unit. Upon completion of the sale, it is expected that these long-term contracts will be replaced with different contracts with the new buyer.

          Energy Procurement Contracts: CL&P has entered into various arrangements for the purchase of capacity and energy. CL&P's total cost of purchases under these arrangements amounted to $205 million in 2001, $308.6 million in 2000 and $293.8 million in 1999.

          Hydro-Quebec: Along with other New England utilities, CL&P has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. CL&P is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.

          Estimated Annual Costs: The estimated annual costs of CL&P's significant long-term contractual arrangements, absent the effects of any contract terminations, buydowns or buyouts, or sales of generation assets are as follows:

          ---------------------------------------------------------------------
                               2002    2003    2004     2005    2006    Totals
          ---------------------------------------------------------------------
                                            (Millions of Dollars)

          VYNPC...........   $ 18.4  $ 17.5  $ 19.9   $ 20.2  $ 18.3  $   94.3
          Energy
            Procurement
            Contracts.....    193.2   199.0   200.0    203.4   206.9   1,002.5
          Hydro-Quebec....     15.4    14.8    14.2     13.7    12.4      70.5
          ---------------------------------------------------------------------
          Totals..........   $227.0  $231.3  $234.1   $237.3  $237.6  $1,167.3
          ---------------------------------------------------------------------

11.  NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS
     Seabrook: CL&P's operating nuclear power plant, Seabrook, has a service life that is expected to end in 2026, and upon retirement, must be decommissioned. CL&P's ownership share of the estimated cost of decommissioning Seabrook, in year end 2001 dollars, is $22.6 million. Nuclear decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense and the accumulated provision for depreciation. Nuclear decommissioning expenses for Seabrook amounted to $0.8 million in 2001, 2000 and 1999. Through December 31, 2001 and 2000, total decommissioning expenses of $5.9 million and $5.1 million, respectively, have been collected from customers related to Seabrook and are reflected in the accumulated provision for depreciation. Payments for CL&P's ownership share of the cost of decommissioning Seabrook are paid to an independent decommissioning financing fund managed by the state of New Hampshire.

     As of December 31, 2001 and 2000, $5.4 million and $4.6 million, respectively, have been transferred to external decommissioning trusts. Earnings on the decommissioning trust increase the decommissioning trust balance and the accumulated provision for depreciation. Unrealized gains and losses associated with the decommissioning trust also impact the balance of the trust and the accumulated provision for depreciation. The fair values of the amounts in the Seabrook external decommissioning trust were $6.2 million and $5.8 million at December 31, 2001 and 2000, respectively. Upon divestiture, the balance in the Seabrook decommissioning trust will be transferred to the buyer.

     Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. CL&P's ownership share of estimated costs, in year end 2001 dollars, of decommissioning this unit is $44.7 million. In August 2001, VYNPC agreed to sell its nuclear generating unit for $180 million, including $35 million for nuclear fuel, to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the obligation to decommission the unit after it is taken out of service and agreed to provide the current level of output from the unit through 2012. The sale is subject to the approval of the Vermont Public Service Board, the Nuclear Regulatory Commission, the FERC and other regulatory authorities. The closing on the sale is expected to be in the first half of 2002.

     As of December 31, 2001 and 2000, CL&P's remaining estimated obligations, including decommissioning for the units owned by CYAPC, YAEC and MYAPC, which have been shut down was $141.5 million and $160.6 million, respectively.

12.  MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY
     CL&P Capital LP (CL&P LP), a subsidiary of CL&P, previously had issued $100 million of cumulative 9.3 percent Monthly Income Preferred Securities (MIPS), Series A. CL&P has the sole ownership interest in CL&P LP, as a general partner, and was the guarantor of the MIPS securities. Subsequent to the MIPS issuance, CL&P LP loaned the proceeds of the MIPS issuance, along with CL&P's $3.1 million capital contribution, back to CL&P in the form of an unsecured debenture. CL&P consolidates CL&P LP for financial reporting purposes. Upon consolidation, the unsecured debenture was eliminated, and the MIPS securities were accounted for as a minority interest. In the second quarter of 2001, CL&P repaid the $100 million in notes associated with the MIPS.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

     Cash and Cash Equivalents: The carrying amounts approximate fair value due to the short-term nature of cash and cash equivalents.

     Nuclear Decommissioning Trusts: CL&P's portion of the investments held in the NU system companies' nuclear decommissioning trusts were marked-to-market by a negative $0.1 million as of December 31, 2001, and a positive $83.2 million as of December 31, 2000, with corresponding offsets to the accumulated provision for depreciation. In conjunction with the sale of the Millstone units to DNCI in March 2001, CL&P's Millstone decommissioning trusts were transferred to DNCI.

     Preferred Stock and Long-Term Debt: The fair value of CL&P's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of CL&P's financial instruments and the estimated fair values are as follows:

     --------------------------------------------------------------------------
                                                     At December 31, 2001
     --------------------------------------------------------------------------
                                                   Carrying         Fair
     (Millions of Dollars)                          Amount          Value
     --------------------------------------------------------------------------
     Preferred stock not subject
       to mandatory redemption..................  $  116.2        $   62.4
     Long-term debt -
       First mortgage bonds.....................     198.8           212.8
       Other long-term debt.....................     625.8           615.1
     Rate reduction bonds.......................   1,358.7         1,388.3
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
                                                     At December 31, 2000
     --------------------------------------------------------------------------
                                                   Carrying         Fair
     (Millions of Dollars)                          Amount          Value
     --------------------------------------------------------------------------
     Preferred stock not subject
       to mandatory redemption..................    $116.2          $139.7
     Long-term debt -
       First mortgage bonds.....................     615.0           621.6
       Other long-term debt.....................     618.6           576.4
     MIPS.......................................     100.0           100.5
     --------------------------------------------------------------------------

14.  OTHER COMPREHENSIVE INCOME
     The accumulated balance for each other comprehensive income item is as follows:

     --------------------------------------------------------------------------
                                                     Current
                                     December 31,     Period     December 31,
     (Millions of Dollars)               2000         Change         2001
     --------------------------------------------------------------------------
     Unrealized gains
       on securities................     $0.8         $(0.4)         $0.4
     Minimum pension
       liability adjustments........     (0.3)           -           (0.3)
     --------------------------------------------------------------------------
     Accumulated other
       comprehensive income/(loss)..     $0.5         $(0.4)         $0.1
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
                                                     Current
                                     December 31,     Period     December 31,
     (Millions of Dollars)               1999         Change         2000
     --------------------------------------------------------------------------
     Unrealized gains
       on securities...............      $0.7          $0.1          $0.8
     Minimum pension
       liability adjustments.......      (0.3)           -           (0.3)
     --------------------------------------------------------------------------
     Accumulated other
       comprehensive income........      $0.4          $0.1          $0.5
     --------------------------------------------------------------------------

     The changes in the components of other comprehensive income are reported net of the following income tax effects:

     --------------------------------------------------------------------------
     (Millions of Dollars)               2001          2000          1999
     --------------------------------------------------------------------------
     Unrealized gains
       on securities...............      $0.3          $(0.1)        $ -
     Minimum pension
       liability adjustments.......        -              -            -
     --------------------------------------------------------------------------
     Other comprehensive
       income/(loss)...............      $0.3          $(0.1)        $ -
     --------------------------------------------------------------------------

15.  SEGMENT INFORMATION
     The NU system is organized between regulated utilities (electric and gas since March 1, 2000) and competitive energy subsidiaries. CL&P is included in the regulated utilities segment of the NU system and has no other reportable segments.




The Connecticut Light and Power Company and Subsidiaries

------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA       2001          2000        1999         1998         1997
------------------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

Operating Revenues....................  $2,646,123   $2,935,922   $2,452,855   $2,386,864   $2,465,587

Net Income/(Loss).....................     109,803      148,135      (13,568)    (195,725)    (139,597)

Cash Dividends on Common Stock........      60,072       72,014         -            -           5,989

Total Assets..........................   4,727,557    4,764,198    5,298,284    6,050,198    6,081,223

Rate Reduction Bonds..................   1,358,653         -            -            -            -

Long-Term Debt(a).....................     824,349    1,232,688    1,400,056    2,007,957    2,043,327

Preferred Stock Not Subject
  to Mandatory Redemption.............     116,200      116,200      116,200      116,200      116,200

Preferred Stock Subject to
  Mandatory Redemption (a)............        -            -          99,539      119,289      155,000



---------------------------------------------------------------------------------------
CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)
---------------------------------------------------------------------------------------
                                             Quarter Ended
---------------------------------------------------------------------------------------
2001                  March 31        June 30        September 30        December 31
---------------------------------------------------------------------------------------
                                         (Thousands of Dollars)
Operating Revenues    $733,905        $610,275         $675,578            $626,365
                      ========        ========         ========            ========
Operating Income      $ 65,096        $ 68,114         $ 63,103            $ 66,716
                      ========        ========         ========            ========
Net Income            $ 38,300        $ 18,812         $ 18,824            $ 33,867
                      ========        ========         ========            ========
---------------------------------------------------------------------------------------
2000
---------------------------------------------------------------------------------------

Operating Revenues    $747,976        $683,585         $748,143            $756,218
                      ========        ========         ========            ========
Operating Income      $114,612        $ 70,082         $ 93,157            $ 91,428
                      ========        ========         ========            ========
Net Income            $ 49,643        $ 19,186         $ 27,908            $ 51,398
                      ========        ========         ========            ========

(a) Includes portion due within one year.





The Connecticut Light and Power Company and Subsidiaries

-------------------------------------------------------------------------------
CONSOLIDATED STATISTICS (Unaudited)
-------------------------------------------------------------------------------

                                         Average
         Gross Electric                   Annual
         Utility Plant                   Use Per
          December 31,       kWh       Residential    Electric
         (Thousands of      Sales        Customer    Customers      Employees
            Dollars)      (Millions)      (kWh)      (Average)     December 31,
-------------------------------------------------------------------------------

2001       3,265,811       $32,645        8,884      1,153,234        2,160
2000       5,964,605        42,179        8,976      1,121,551        2,057
1999       6,007,421        29,317        8,969      1,120,846        2,377
1998       6,345,215        27,356        8,476      1,111,370        2,379
1997       6,639,786        25,766        8,526      1,103,309        2,163