Form 10-K, Exhibit 13
period 2002-12-31
CONNECTICUT LIGHT & POWER CO; NORTHEAST UTILITIES SYSTEM; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE
filed 2003-03-21
CIK 23426, 72741, 106170, 315256

EXHIBIT 13.3

                             2002 Annual Report

            Western Massachusetts Electric Company and Subsidiary

                                    Index


Contents                                                               Page
--------                                                               ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations...........................          1

Independent Auditors' Report and Report of
   Independent Public Accountants...............................          7

Consolidated Balance Sheets.....................................        8-9

Consolidated Statements of Income...............................         10

Consolidated Statements of Comprehensive Income.................         10

Consolidated Statements of Common Stockholder's Equity..........         11

Consolidated Statements of Cash Flows...........................         12

Notes to Consolidated Financial Statements......................         13

Selected Consolidated Financial Data............................         22

Consolidated Quarterly Financial Data (Unaudited)...............         22

Consolidated Statistics (Unaudited).............................         23

Bondholder Information..........................................     Back Cover



Management's Discussion and Analysis

Financial Condition
-------------------

Overview
Western Massachusetts Electric Company (WMECO or the company), a wholly owned subsidiary of Northeast Utilities (NU), earned $37.7 million in 2002 compared with $15 million in 2001. The improved 2002 results were largely due to the recognition of $13 million in investment tax credits and the elimination of $9 million of reserves, both in 2002, as a result of regulatory decisions. NU's other subsidiaries include The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Yankee Energy System, Inc., North Atlantic Energy Corporation, Select Energy, Inc. (Select Energy), Northeast Generation Company, Northeast Generation Services Company, and Select Energy Services, Inc.

WMECO's revenues during 2002 decreased to $369.5 million from $478.9 million during 2001 primarily due to lower retail revenues and lower wholesale and other revenues. Retail revenues were lower primarily due to a decrease in the standard offer service rate partially offset by higher distribution revenues from higher retail sales. This decrease in revenues is offset by a corresponding decrease in fuel, purchased and net interchange power expense. Wholesale revenues were lower primarily due to the inclusion in 2001 of revenue from the output of the Millstone nuclear units (Millstone) and the lower sales of energy and capacity due to the buydown and buyout of various cogenerator contracts.

Future Outlook
WMECO is expected to have reduced earnings in 2003 compared to 2002. The primary reason for the earnings decrease at WMECO is that the positive results from 2002 regulatory decisions are not expected in 2003. Another reason for the earnings reduction at WMECO is a significant reduction in the projected level of pension income in 2003 and forward.

WMECO recorded $12.1 million of pre-tax pension income in 2002, approximately 30 percent of which was capitalized and reflected as a reduction to the cost of capital expenditures with the remainder being recognized in the consolidated statements of income as reductions to operating expenses. In 2003, as a result of continued poor performance in the equity markets, WMECO is projecting the total level of pre-tax pension income to decline to approximately $7 million, with a similar percent being reflected as a reduction to the cost of capital expenditures. Pension income is annually adjusted during the second quarter based upon updated actuarial valuations, and the 2003 estimate may be modified.

Liquidity
In November 2002, WMECO, along with NU's other regulated utilities, renewed their $300 million credit line, under terms similar to the arrangement that expired in November 2002. A previous credit line had provided up to $350 million for the regulated companies. WMECO had $7 million in borrowings on this credit line at December 31, 2002.

Rate reduction bonds are included on the consolidated balance sheets of WMECO, even though the debt is nonrecourse to WMECO. At December 31, 2002, WMECO had a total of $142.7 million in rate reduction bonds outstanding, compared with $152.3 million outstanding at December 31, 2001. All outstanding rate reduction bonds of WMECO are scheduled to be fully amortized by June 1, 2013. Interest on the rate reduction bonds totaled $9.6 million in 2002, compared with $6.3 million in 2001. Amortization of the rate reduction bonds totaled $9.6 million in 2002, compared with $2.7 million in 2001. WMECO fully recovered the amortization and interest payments from customers in 2002 and the bonds had no impact on net income. Moreover, because the debt is nonrecourse to WMECO, the three rating agencies that rate WMECO's debt do not include the revenues, expenses, or outstanding securities related to the rate reduction bonds in establishing the credit ratings of WMECO.

WMECO has applied to the Massachusetts Department of Telecommunications and Energy (DTE) to refinance approximately $100 million of short-term and spent nuclear fuel obligations. A decision is expected in the first half of 2003.

WMECO's net cash flows provided by operating activities decreased to $27.9 million in 2002, compared with $57.5 million in 2001. Cash flows provided by operating activities decreased primarily due to changes in working capital items, primarily receivables and unbilled revenues and accounts payable, partially offset by the increase in net income in 2002.

There was a lower level of investing and financing activities in 2002 as compared to 2001, primarily due to the retirement of long-term debt, issuance of rate reduction bonds and buyout of independent power producer contracts in 2001. The level of common dividends totaled $16 million in 2002, as compared to $22 million in 2001.

Business Development and Capital Expenditures
As a result of a lower than projected growth rate and an adequately sized transmission system to meet near term needs, WMECO does not forecast significant changes in its construction program. WMECO's capital expenditures, excluding nuclear fuel, totaled $23.4 million in 2002, compared with $30.9 million in 2001. WMECO's capital expenditures are expected to total $28.1 million in 2003.

Regional Transmission Organization
The Federal Energy Regulatory Commission (FERC) has required all transmission owning utilities, including WMECO, to voluntarily start forming regional transmission organizations (RTO) or to state why this process has not begun.

WMECO has been discussing with the other transmission owners in New England the potential to form an Independent Transmission Company (ITC). If formed, the ITC would be a for-profit entity and would perform certain transmission functions required by the FERC including tariff control, system planning and system operations. The remaining functions required by the FERC would be performed by the Independent System Operator (ISO) regarding the energy market and short-term reliability. Together, the ITC, if formed, and ISO would form the FERC-desired RTO.

In January 2002, the New York and New England ISOs announced their intention to form an RTO. On November 22, 2002, the two ISOs withdrew their joint petition to FERC. The New England ISO intends to make an RTO filing with the transmission owners in New England in 2003. The agreements needed to create the RTO and to define the working relationships among the ISO and the transmission owners should be created in 2003, and will allow the RTO to begin operation shortly thereafter. The agreements are expected to include provisions for the future creation of one or more ITCs within the RTO. The creation of the RTO will require a FERC rate case, and the impact on WMECO's return on equity as a result of this rate case cannot be estimated at this time. At December 31, 2002, WMECO capitalized $0.2 million related to RTO formation activities.

Restructuring and Rate Matters
In December 2001, the DTE approved approximately a 14 percent reduction in WMECO's overall rates for standard offer service, primarily reflecting a reduction in WMECO's standard offer service supply costs in 2002 to approximately $0.048 per kilowatt-hour (kWh) from approximately $0.073 per kWh. In December 2002, the DTE approved an overall increase of approximately
1.8 percent in WMECO's non-contract standard offer rates, primarily reflecting slightly increased standard offer and default service costs as well as other inflationary factors. Select Energy, an NU affiliate, won the bid to supply WMECO with standard offer service in 2003 at an average rate of approximately $0.050 per kWh. An unaffiliated company won a bid to serve WMECO with default service for the period of January 1, 2003 through June 30, 2003, at an average price of $0.051 per kWh.

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

For further information regarding commitments and contingencies related to restructuring, see Note 5A, "Commitments and Contingencies - Restructuring and Rate Matters," to the consolidated financial statements.

Nuclear Generation Asset Divestitures
VYNPC: On July 31, 2002, Vermont Yankee Nuclear Power Corporation (VYNPC) consummated the sale of its nuclear generating unit. WMECO owns 2.6 percent of VYNPC.

Millstone: On March 31, 2001, WMECO and CL&P consummated the sale of Millstone 1 and 2, and WMECO, CL&P and PSNH sold their ownership interests in Millstone 3.

Under the terms of these asset divestitures, the purchasers agreed to assume responsibility for decommissioning their respective units. For further information regarding nuclear decommissioning, see Note 4, "Nuclear Generation Asset Divestitures," Note 5F, "Commitments and Contingencies - Nuclear Decommissioning and Plant Closure Costs" to the consolidated financial statements. For further information regarding spent nuclear fuel disposal costs, see Note 5C, "Commitments and Contingencies - Spent Nuclear Fuel Disposal Costs," to the consolidated financial statements.

Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and at times difficult, subjective or complex judgments. Changes in these estimates, assumptions and judgments, in and of themselves, could materially impact the financial condition of WMECO. The following describes accounting policies and estimates that management believes are the most critical in nature:

Presentation: In accordance with current accounting pronouncements, WMECO's consolidated financial statements include all subsidiaries upon which significant control is maintained and all intercompany transactions between these subsidiaries are eliminated as part of the consolidation process. WMECO has less than 50 percent ownership interests in the Connecticut Yankee Atomic Power Company, Yankee Atomic Electric Company, Maine Yankee Atomic Power Company, and VYNPC, which are classified as variable interest entities under Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," and for which WMECO was not classified as the primary beneficiary. As a result, management does not expect the adoption of Interpretation No. 46 to result in the consolidation of any currently unconsolidated entities or to have any other material impacts on WMECO's consolidated financial statements.

Revenue Recognition: WMECO revenues are based on rates approved by the DTE. These regulated rates are applied to customers' accounts based on their use of energy. In general, rates can only be changed through formal proceedings with the DTE.

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

Regulatory Accounting and Assets: The accounting policies of WMECO historically reflect the effects of the rate-making process in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." WMECO's transmission and distribution businesses continue to be cost-of-service rate regulated, and management believes the application of SFAS No. 71 continues to be
appropriate.   Management must reaffirm this conclusion at each balance sheet date. If, as a result of a change in circumstances, it is determined that any portion of the transmission and distribution businesses no longer meets the criteria of regulatory accounting under SFAS No. 71, that portion of the business would have to discontinue regulatory accounting and write-off regulatory assets. Such a write-off could have a material impact on WMECO's consolidated financial statements.

The application of SFAS No. 71 results in the deferral of costs as regulatory assets that, in some cases, have not yet been approved for recovery by the applicable regulatory commission. Management must conclude that any costs deferred as regulatory assets are probable of future recovery in rates. However, the regulatory commission can reach different conclusions about the recovery of costs, which can have a material impact on WMECO's consolidated financial statements. Management believes that it is probable that WMECO will recover its investments in long-lived assets, including regulatory assets.

Pension and Postretirement Benefit Obligations: WMECO participates in a uniform noncontributory defined benefit retirement plan (Plan) covering substantially all regular NU employees and also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. For each of these plans, the development of the benefit obligation, fair value of plan assets, funded status, and net periodic benefit credit or cost is based on several significant assumptions. If these assumptions were changed, the resultant change in benefit obligations, fair values of plan assets, funded status, and net periodic benefit credits or costs could have a material impact on WMECO's consolidated financial statements.

WMECO's pre-tax periodic pension income for the Plan, excluding settlements, curtailments, and special termination benefits, totaled $12.1 million and $13.7 million for the years ended December 31, 2002 and 2001, respectively. Pension income is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on Plan assets of 9.25 percent for 2002 and 9.5 percent for 2001. WMECO expects to use a long-term rate of return assumption of 8.75 percent for 2003. The pension income amounts exclude one-time items recorded under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," associated with early termination programs and the sale of the Millstone nuclear units. Net SFAS No. 88 items totaled $1.2 million of income and $0.3 million in expense for the years ended
December 31, 2002 and 2001, respectively. Approximately 30 percent of net pension income is capitalized as a reduction to capital additions to utility plant.

In developing the expected long-term rate of return assumption, WMECO evaluated input from actuaries, consultants and economists as well as long-term inflation assumptions and NU's historical 20-year compounded return of
10.7 percent.   NU's expected long-term rate of return on Plan assets is
based on target asset allocation assumptions of 45 percent in United States equities and 14 percent in non-United States equities, both with expected long-term rates of return of 9.25 percent, 3 percent in emerging market equities with an expected long-term return of 10.25 percent, 20 percent in fixed income securities with an expected long-term rate of return of 5.5 percent, 5 percent in high yield fixed income securities with expected long-term rates of return of 7.5 percent, 8 percent in private equities with expected long-term rates of return of 14.25 percent, and 5 percent in real estate with expected long-term rates of return of 7.5 percent. The combination of these target allocations and expected returns results in the overall assumed long-term rate of return of 8.75 percent for 2003. The actual asset allocation at December 31, 2002, was close to these target asset allocations, and WMECO regularly reviews the actual asset allocations and periodically rebalances the investments to the targeted allocation when appropriate. WMECO reduced the long-term rate of return assumption by 0.5 percent and 0.25 percent, respectively, each of the last two years due to lower rate of return assumptions for most asset classes. WMECO believes that
8.75 percent is a reasonable long-term rate of return on Plan assets for 2003. WMECO will continue to evaluate the actuarial assumptions, including the expected rate of return, at least annually, and will adjust the appropriate assumptions as necessary.

WMECO bases the actuarial determination of Plan pension income/expense on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a four-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the fair value of assets. Since the market-related value of assets recognizes gains or losses over a four-year period, the future value of the market-related assets will be impacted as previously deferred gains or losses are recognized. There will be no impact on the fair value of Plan assets.
At December 31, 2002, WMECO's portion of the Plan had cumulative unrecognized investment losses of $50.5 million, which will increase Plan expense over the next four years by reducing the expected return on Plan assets. At
December 31, 2002, WMECO's portion of the Plan also had cumulative unrecognized actuarial gains of $17.7 million, which will reduce Plan expenses over the expected future working lifetime of active Plan participants, or approximately 13 years. The combined total of unrecognized investment losses and actuarial gains at December 31, 2002 is $32.8 million. This amount impacts the actuarially determined prepaid pension amount recorded on the consolidated balance sheet but has no impact on expected Plan funding.

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

Due to the effect of the unrecognized actuarial losses and based on an expected rate of return on Plan assets of 8.75 percent, a discount rate of
6.75 percent and various other assumptions, WMECO estimates that pension income/expense for the Plan will be approximately $7 million in income, approximately $3 million in income and approximately $0.1 million in expense in 2003, 2004 and 2005, respectively. Future actual pension income/expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in the plan.

The value of WMECO's portion of the Plan assets has decreased from $191.2 million at December 31, 2001 to $162.4 million at December 31, 2002. The investment performance returns and declining discount rates have reduced the funded status of WMECO's portion of the Plan, on a projected benefit obligation (PBO) basis, from an overfunded position of $69.9 million at December 31, 2001 to $28.8 million at December 31, 2002. The PBO includes expectations of future employee service and compensation increases. The significant deterioration in the funded position of the Plan will likely result in Plan contributions sooner than previously expected. WMECO has not made contributions since 1991. This deterioration could also lead to the requirement under defined benefit plan accounting to record an additional minimum liability. The total accumulated benefit obligation (ABO) of the entire Plan was $78 million less than Plan assets at December 31, 2002. The ABO is the obligation for employee service provided through December 31, 2002. If the ABO exceeds Plan assets, WMECO may need to record an additional minimum liability in 2003.

Income Taxes: Income tax expense is calculated for each period for which a statement of income is presented. This process involves estimating WMECO's actual current tax exposures as well as assessing temporary differences resulting from differing treatment of items, such as timing of the deduction of expenses for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. WMECO must also assess the likelihood that the deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely, a valuation allowance must be established. Significant management judgment is required in determining income tax expense, deferred tax assets and liabilities and valuation allowances. WMECO accounts for deferred taxes under SFAS No. 109 "Accounting for Income Taxes." For temporary differences recorded as deferred tax liabilities that will be recovered in rates in the future, WMECO has established a regulatory asset. This asset amounted to $54.2 million and $57.3 million at December 31, 2002 and 2001, respectively.

Depreciation: Depreciation expense is calculated based on an asset's useful life, and judgment is involved when estimating the useful lives of certain assets. A change in the estimated useful lives of these assets could have a material impact on WMECO's consolidated financial statements.

Environmental Matters: At December 31, 2002, WMECO has recorded a reserve for various environmental liabilities. WMECO's environmental liabilities are based on the best estimate of the amounts to be incurred for the investigation, remediation and monitoring of the remediation sites. It is possible that future cost estimates will either increase or decrease as additional information becomes known.

Special Purpose Entity: WMECO has one special purpose entity, which is currently consolidated in the financial statements. During 2001, to facilitate the issuance of rate reduction certificates intended to finance certain stranded costs, WMECO established WMECO Funding LLC. The funding company was created as part of state sponsored securitization programs. WMECO Funding LLC is restricted from engaging in non-related activities and is required to operate in a manner intended to reduce the likelihood that it would be included in WMECO's bankruptcy estate if they ever become involved in such bankruptcy proceedings.

For further information regarding these types of activities, see Note 1, "Summary of Significant Accounting Policies," Note 3, "Pension Benefits and Postretirement Benefits Other Than Pensions," Note 5B, "Commitments and Contingencies - Environmental Matters," and Note 10, "Income Tax Expense," to the consolidated financial statements.

Other Matters
Other Commitments and Contingencies: For further information regarding other commitments and contingencies, see Note 5, "Commitments and Contingencies," to the consolidated financial statements.

Contractual Obligations and Commercial Commitments: Information regarding WMECO's contractual obligations and commercial commitments as of December 31, 2002, is summarized through 2007 as follows:

--------------------------------------------------------------------------
(Millions of
Dollars)                       2003     2004     2005     2006     2007
--------------------------------------------------------------------------
Notes payable
  to banks                    $ 7.0    $  -      $  -     $  -    $  -
Operating leases                3.5      3.4       3.2      2.9     2.3
Long-term contractual
  arrangements                 10.6     10.3       9.9      9.8     9.6
--------------------------------------------------------------------------
Totals                        $21.1    $13.7     $13.1    $12.7   $11.9
--------------------------------------------------------------------------

Rate reduction bond amounts are not included in this table. For further information regarding WMECO's contractual obligations and commercial commitments, see Note 2, "Short-Term Debt," and Note 5E, "Commitments and Contingencies - Long-Term Contractual Arrangements," to the consolidated financial statements.

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

Results of Operations

The components of significant income statement variances for the past two years are provided in the table below.

--------------------------------------------------------------------------------------------
                                            2002 over/(under)2001    2001 over/(under) 2000
Income Statement Variances                  ---------------------    -----------------------
(Millions of Dollars)                       Amount        Percent    Amount         Percent
--------------------------------------------------------------------------------------------
Operating Revenues                          $(109)          (23)%    $ (35)            (7)%

Operating Expenses:
Fuel, purchased and net interchange power    (135)          (43)        70             28
Other operation                               (18)          (26)        (9)           (12)
Maintenance                                    (5)          (26)       (13)           (41)
Depreciation                                    1             4         (4)           (22)
Amortization of regulatory assets, net        (92)          (70)        84             (a)
Taxes other than income taxes                  (2)          (18)        (6)           (26)
Gain on sale of utility plant                 120            (a)      (120)            (a)
--------------------------------------------------------------------------------------------
Total operating expenses                     (131)          (30)         2              1
--------------------------------------------------------------------------------------------
Operating income                               22            58        (37)           (50)
Interest expense, net                          (1)           (6)       (10)           (40)
Other income/(loss), net                        -             -         (2)            (a)
--------------------------------------------------------------------------------------------
Income before income tax expense               23            (a)       (29)           (57)
Income tax expense                              -             -         (9)           (57)
--------------------------------------------------------------------------------------------
Net income/(loss)                           $  23            (a)%    $ (20)           (58)%
============================================================================================

(a) Percent greater than 100.

Operating Revenues
Operating revenues decreased $109 million or 23 percent in 2002, primarily due to lower retail revenues ($71 million) and lower wholesale and other revenue ($38 million). Retail revenues were lower primarily due to a decrease in the standard offer service rate resulting from a competitive bid process required by the DTE ($109 million) partially offset by an increase in the transition charge rate ($32 million) and higher distribution revenues from higher retail sales ($11 million). Retail sales increased by 1.9 percent. The decrease in revenues related to the standard offer service rate is offset by a corresponding decrease in fuel, purchased and net interchange power expense. Wholesale revenues were lower primarily due to the inclusion in 2001 of revenue from the output of the Millstone nuclear units ($14 million) and the lower sales of energy and capacity due to the buydown and buyout of various cogenerator contracts ($12 million). The buydown and buyout of cogeneration contracts has a corresponding decrease in fuel, purchased and net interchange power expense.

Operating revenues decreased $35 million or 7 percent in 2001, primarily due to lower wholesale revenues ($85 million), partially offset by higher regulated retail revenues ($52 million). Wholesale revenues were lower primarily as a result of the sale of the Millstone units at the end of the first quarter of 2001 and lower sales of energy and capacity. Retail revenues increased primarily due to an increase in the standard offer service rate partially offset by lower retail sales. Retail sales decreased by 0.9 percent compared to 2000.

Fuel, Purchased and Net Interchange Power
Fuel, purchased and net interchange power expense decreased $135 million in 2002, primarily due to the lower supply price for standard offer service ($109 million), the buydown and buyout of various cogeneration contracts ($12 million) and lower nuclear fuel expense ($9 million).

Fuel, purchased and net interchange power expense increased in 2001, primarily due to higher purchased energy costs associated with the standard offer supply.

Other Operation and Maintenance
Other operation and maintenance (O&M) expenses decreased $23 million in 2002, primarily due to the lack of nuclear expenses in 2002 as a result of the sale of Millstone units at the end of the first quarter in 2001 ($12 million) and lower administrative and general expenses ($9 million).

Other O&M expenses decreased in 2001, primarily due to lower nuclear expenses ($29 million) as a result of the sale of the Millstone units at the end of the first quarter in 2001 and lower transmission and distribution expenses ($2 million), partially offset by higher administrative and general expenses ($10 million).

Depreciation
Depreciation increased $1 million in 2002, primarily due to an increase in utility plant balances.

Depreciation expense decreased in 2001, primarily due to the elimination of decommissioning expenses as a result of the sale of the Millstone units at the end of the first quarter of 2001.

Amortization of Regulatory Assets, Net
Amortization of regulatory assets, net decreased $92 million in 2002 primarily due to the amortization in 2001 related to the sale of the Millstone units ($120 million) and lower amortization related to the recovery of the Millstone investment ($9 million), partially offset by higher amortizations in 2002 related to the recovery of stranded costs ($37 million).

Amortization of regulatory assets, net increased in 2001, primarily due to the amortization in 2001 related to the gain from the sale of Millstone ($120 million), partially offset by lower amortization of nuclear-related transition costs ($22 million) and the current deferral of transition costs ($23 million).

Taxes Other Than Income Taxes
Taxes other than income taxes decreased $2 million in 2002 and $6 million in 2001, primarily due to decreases in local property taxes.

Gain on Sale of Utility Plant
WMECO recorded a $120 million gain in 2001 on the sale of its ownership interest in Millstone. A corresponding amount of amortization expense was recorded.

Interest Expense, Net
Interest expense, net decreased $1 million in 2002 and $10 million in 2001, primarily due to retirement of long-term debt in 2001.

Other Income/(Loss), Net
Other income/(loss), net was unchanged due to lower environmental costs recorded in 2002 ($3 million) offset by the DTE's order in 2002 resulting in an adjustment to the gain from the sale of the fossil units ($3 million).

Other income/(loss), net decreased in 2001, primarily due to higher environmental reserves in 2001, partially offset by the settlement, in 2000, of Millstone-related litigation, net of insurance proceeds ($2 million).

Income Tax Expense
Income tax expense remained unchanged in 2002 as a result of higher book income offset by the recognition in 2002 of investment tax credits as a result of a regulatory decision ($13 million).

Income tax expense decreased in 2001, primarily due to lower revenues resulting from the sale of Millstone.


Independent Auditors' Report
----------------------------

To the Board of Directors
of Western Massachusetts Electric Company:

We have audited the accompanying consolidated balance sheet of Western Massachusetts Electric Company and subsidiary (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) (the "Company") as of December 31, 2002, and the related consolidated statements of income, comprehensive income, common stockholder's equity, and cash flows for the year then ended. The consolidated financial statements of the Company as of December 31, 2001 and 2000, and for the years then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 22, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements present fairly, in all material respects, the financial position of Western Massachusetts Electric Company and subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
    ---------------------
    DELOITTE & TOUCHE LLP

Hartford, Connecticut
January 28, 2003



Report of Independent Public Accountants
----------------------------------------

To the Board of Directors
of Western Massachusetts Electric Company:

We have audited the accompanying consolidated balance sheets of Western Massachusetts Electric Company (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Massachusetts Electric Company and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

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



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------
At December 31,                                                    2002             2001
-----------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ASSETS
------

Current Assets:
  Cash........................................................   $    123         $    599
  Receivables, less provision for uncollectible
    accounts of $1,958 in 2002 and $2,028 in 2001.............     42,203           43,761
  Accounts receivable from affiliated companies...............      6,369            2,208
  Unbilled revenues...........................................      8,944           12,746
  Fuel, materials and supplies, at average cost...............      1,821            1,457
  Prepayments and other.......................................      1,470            1,544
                                                                 --------         --------
                                                                   60,930           62,315
                                                                 --------         --------
Property, Plant and Equipment:
  Electric utility............................................    590,153          564,857
     Less: Accumulated depreciation...........................    195,804          186,784
                                                                 --------         --------
                                                                  394,349          378,073
  Construction work in progress...............................     11,860           18,326
                                                                 --------         --------
                                                                  406,209          396,399
                                                                 --------         --------

Deferred Debits and Other Assets:
  Regulatory assets...........................................    283,702          320,222
  Prepaid pension.............................................     67,516           54,226
  Other ......................................................     18,304           19,500
                                                                 --------         --------
                                                                  369,522          393,948
                                                                 --------         --------

Total Assets..................................................   $836,661         $852,662
                                                                 ========         ========

The accompanying notes are an integral part of these consolidated financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------
At December 31,                                                  2002            2001
-----------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to banks...................................   $  7,000        $ 50,000
  Notes payable to affiliated companies....................     85,900           9,200
  Accounts payable.........................................     17,730          34,970
  Accounts payable to affiliated companies.................      6,233           2,982
  Accrued taxes............................................      4,334           3,691
  Accrued interest.........................................      2,059           2,201
  Other....................................................      8,005          10,127
                                                              --------        --------
                                                               131,261         113,171
                                                              --------        --------

Rate Reduction Bonds.......................................    142,742         152,317
                                                              --------        --------

Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes........................    222,065         229,893
  Accumulated deferred investment tax credits..............      3,662           3,998
  Deferred contractual obligations.........................     63,767          37,357
  Other....................................................     13,213          64,309
                                                              --------        --------
                                                               302,707         335,557
                                                              --------        --------
Capitalization:
  Long-Term Debt...........................................    101,991         101,170
                                                              --------        --------
  Common Stockholder's Equity:
    Common stock, $25 par value - authorized
     1,072,471 shares; 434,653 shares outstanding
     in 2002 and 509,696 shares outstanding in 2001........     10,866          12,742
    Capital surplus, paid in...............................     69,712          82,224
    Retained earnings......................................     77,476          55,422
    Accumulated other comprehensive (loss)/income..........        (94)             59
                                                              --------        --------
  Common Stockholder's Equity..............................    157,960         150,447
                                                              --------        --------
Total Capitalization.......................................    259,951         251,617
                                                              --------        --------
Commitments and Contingencies (Note 5)

Total Liabilities and Capitalization.......................   $836,661        $852,662
                                                              ========        ========

The accompanying notes are an integral part of these consolidated financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

---------------------------------------------------------------------------------------------------
For the Years Ended December 31,                              2002         2001           2000
---------------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)

Operating Revenues......................................   $369,487      $478,869       $513,678
                                                           --------      --------       --------
Operating Expenses:
  Operation -
     Fuel, purchased and net interchange power..........    181,485       315,903        246,130
     Other..............................................     49,039        66,458         75,940
  Maintenance...........................................     14,499        19,635         33,111
  Depreciation..........................................     14,381        13,818         17,693
  Amortization of regulatory assets, net................     39,712       131,876         47,775
  Taxes other than income taxes.........................     10,688        13,065         17,759
  Gain on sale of utility plant.........................       -         (119,775)          -
                                                           --------      --------       --------
        Total operating expenses........................    309,804       440,980        438,408
                                                           --------      --------       --------
Operating Income........................................     59,683        37,889         75,270

Interest Expense:
  Interest on long-term debt............................      2,942         4,940         13,754
  Interest on rate reduction bonds......................      9,587         6,251            -
  Other interest........................................      1,857         4,120         11,788
                                                           --------      --------       --------
     Interest expense, net..............................     14,386        15,311         25,542
                                                           --------      --------       --------
Other (Loss)/Income, Net................................       (850)       (1,050)           685
                                                           --------      --------       --------
Income Before Income Tax Expense........................     44,447        21,528         50,413
Income Tax Expense......................................      6,765         6,560         15,145
                                                           --------      --------       --------
Net Income..............................................   $ 37,682      $ 14,968       $ 35,268
                                                           ========      ========       ========

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Net Income..............................................   $ 37,682      $ 14,968       $ 35,268
                                                           --------      --------       --------
Other comprehensive (loss)/income, net of tax:
  Unrealized (losses)/gains on securities...............       (110)         (123)            22
  Minimum pension liability adjustments.................        (43)          -             -
                                                           --------      --------       --------
Comprehensive Income....................................   $ 37,529      $ 14,845       $ 35,290
                                                           ========      ========       ========

The accompanying notes are an integral part of these consolidated financial statements.


WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

----------------------------------------------------------------------------------------------------------------------
                                                                                              Accumulated
                                                                  Capital                        Other
                                                     Common       Surplus,     Retained      Comprehensive      Total
                                                     Stock        Paid In      Earnings      Income/(Loss)       (a)
----------------------------------------------------------------------------------------------------------------------
                                                                        (Thousands of Dollars)
Balance at January 1, 2000........................ $ 26,812      $171,691      $ 38,712         $ 160         $237,375

    Net income for 2000...........................                               35,268                         35,268
    Cash dividends on preferred stock.............                               (2,798)                        (2,798)
    Cash dividends on common stock................                              (12,002)                       (12,002)
    Repurchase of common stock....................  (12,060)      (77,940)                                     (90,000)
    Capital stock expenses, net...................                    259                                          259
    Allocation of benefits - ESOP (b).............                                3,772                          3,772
    Other comprehensive income....................                                                 22               22
                                                   --------      --------      --------         -----          --------
Balance at December 31, 2000......................   14,752        94,010        62,952           182          171,896

    Net income for 2001...........................                               14,968                         14,968
    Cash dividends on preferred stock.............                                 (404)                          (404)
    Cash dividends on common stock................                              (22,000)                       (22,000)
    Repurchase of common stock....................   (2,010)      (12,990)                                     (15,000)
    Capital stock expenses, net...................                  1,204                                        1,204
    Allocation of benefits - ESOP.................                                  (94)                           (94)
    Other comprehensive loss......................                                               (123)            (123)
                                                   --------      --------      --------         -----          --------
Balance at December 31, 2001......................   12,742        82,224        55,422            59          150,447

    Net income for 2002...........................                               37,682                         37,682
    Cash dividends on common stock................                              (16,009)                       (16,009)
    Repurchase of common stock....................   (1,876)      (12,123)                                     (13,999)
    Capital stock expenses, net...................                    131                                          131
    Allocation of benefits - ESOP.................                   (520)          381                           (139)
    Other comprehensive loss......................                                               (153)            (153)
                                                   --------      --------      --------         -----          --------
Balance at December 31, 2002...................... $ 10,866      $ 69,712      $ 77,476         $ (94)         $157,960
                                                   ========      ========      ========         =====          ========

(a) The company has no dividend restrictions. However, the company has two tests it must meet before it can pay out any dividends. The most restrictive of which limits the company to paying out no greater than $77.5 million of equity at December 31, 2002.

(b) In June 1999, WMECO paid NU parent $6.9 million for NU shares issued from 1992 through 1998 on behalf of its employees in accordance with NU's 401(k) plan. This transaction resulted in a reduction of the NU parent loss and a tax benefit to WMECO. The amount in 2000 represents the remaining previously unallocated 1993 through 1999 NU parent losses.

The accompanying notes are an integral part of these consolidated financial statements.


WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                            2002           2001           2000
------------------------------------------------------------------------------------------------------------------
                                                                                  (Thousands of Dollars)
Operating Activities:
  Net income......................................................       $ 37,682      $  14,968       $ 35,268
  Adjustments to reconcile to net cash flows
   provided by operating activities:
    Depreciation..................................................         14,381         13,818         17,693
    Deferred income taxes and investment tax credits, net.........        (26,952)         5,281        (11,549)
    Net (deferral)/amortization of recoverable energy costs.......           (529)         3,179          9,386
    Amortization of regulatory assets, net........................         39,712        131,876         47,775
    Gain on sale of utility plant.................................           -          (119,775)          -
    Prepaid pension...............................................        (13,290)        (8,453)       (45,773)
    Net other (uses)/sources of cash..............................         (8,221)          (988)        26,570
  Changes in working capital:
    Receivables and unbilled revenues, net........................          1,199         15,017        (24,637)
    Fuel, materials and supplies..................................           (365)           149          1,491
    Accounts payable..............................................        (13,989)         4,043         17,727
    Accrued taxes.................................................            643         (4,780)         7,882
    Other working capital (excludes cash).........................         (2,351)         3,204         (7,321)
                                                                         --------      ---------       --------
Net cash flows provided by operating activities...................         27,920         57,539         74,512
                                                                         --------      ---------       --------
Investing Activities:
  Investments in plant:
    Electric utility plant........................................        (23,428)       (30,921)       (27,267)
    Nuclear fuel..................................................           -              (140)        (7,848)
                                                                         --------      ---------       --------
  Cash flows used for investments in plant........................        (23,428)       (31,061)       (35,115)
  NU system Money Pool borrowing/(lending)........................         76,700          8,600         (8,800)
  Investments in nuclear decommissioning trusts...................           -           (23,037)        (3,437)
  Net proceeds from the sale of utility plant.....................           -           175,154        185,787
  Buyout of IPP contract..........................................           -           (80,000)          -
  Other investment activities, net................................            937            817          3,589
                                                                         --------      ---------       --------
Net cash flows provided by investing activities...................         54,209         50,473        142,024
                                                                         --------      ---------       --------
Financing Activities:
  Repurchase of common stock......................................        (13,999)       (15,000)       (90,000)
  Issuance of rate reduction bonds................................           -           155,000           -
  Retirement of rate reduction bonds..............................         (9,575)        (2,683)          -
  Net decrease in short-term debt.................................        (43,000)       (60,000)       (13,000)
  Reacquisitions and retirements of long-term debt................           -          (100,000)       (94,150)
  Reacquisitions and retirements of preferred stock...............           -           (36,500)        (1,500)
  Retirement of capital lease obligation..........................           -           (34,200)          -
  Cash dividends on preferred stock...............................           -              (404)        (2,798)
  Cash dividends on common stock..................................        (16,009)       (22,000)       (12,002)
  Other financing activities, net.................................            (22)         7,389         (3,051)
                                                                         --------      ---------       --------
Net cash flows used in financing activities.......................        (82,605)      (108,398)      (216,501)
                                                                         --------      ---------       --------
Net (decrease)/increase in cash...................................           (476)          (386)            35
Cash - beginning of year..........................................            599            985             950
                                                                         --------      ---------       ---------
Cash - end of year................................................       $    123      $     599       $     985
                                                                         =========     =========       =========

Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized............................       $ 14,934      $  17,939        $ 26,055
                                                                         ========      =========        ========
  Income taxes....................................................       $ 32,522      $   6,314        $ 18,554
                                                                         ========      =========        ========

The accompanying notes are an integral part of these consolidated financial statements.



Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

A.  About Western Massachusetts Electric Company
Western Massachusetts Electric Company (WMECO or the company) along with The Connecticut Light and Power Company (CL&P), and Public Service Company of New Hampshire (PSNH), North Atlantic Energy Corporation (NAEC), Holyoke Water Power Company (HWP) and Yankee Energy System, Inc. (Yankee) are the operating companies comprising the Northeast Utilities system and are wholly owned by Northeast Utilities (NU). WMECO furnishes franchised retail electric service in western Massachusetts, while CL&P and PSNH furnish franchised retail electric service in Connecticut and New Hampshire. NAEC previously sold all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contracts). Seabrook was sold on November 1, 2002. NU's other subsidiaries include HWP, a company engaged in the production of electric power, Yankee, the parent company of Yankee Gas Services Company (Yankee Gas), Connecticut's largest natural gas distribution system, and several other competitive subsidiaries including Select Energy, Inc., Northeast Generation Company, Northeast Generation Services Company, and Select Energy Services, Inc.

WMECO is registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. NU is registered with the SEC as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act) and NU, including WMECO, is subject to the provisions of the 1935 Act. Arrangements among WMECO, other NU companies, outside agencies, and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. WMECO is subject to further regulation for rates, accounting and other matters by the FERC and the Massachusetts Department of Telecommunications and Energy (DTE).

Several wholly owned subsidiaries of NU provide support services for NU's companies, including WMECO, and in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to NU's companies. Until the sale of Seabrook on November 1, 2002, North Atlantic Energy Service Corporation had operational responsibility for Seabrook.
Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

B.  Presentation
The consolidated financial statements of WMECO include the accounts of its subsidiary WMECO Funding LLC. Intercompany transactions have been eliminated in consolidation.

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

C.  New Accounting Standards
Asset Retirement Obligations: In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
(SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement requires that legal obligations associated with the retirement of property, plant and equipment be recognized as a liability at fair value when incurred and when a reasonable estimate of the fair value of the liability can be made. SFAS No. 143 is effective on January 1, 2003, for WMECO. Management has completed its review process for potential asset retirement obligations (AROs) and has not identified any material AROs which have been incurred. However, management has identified certain removal obligations which arise in the ordinary course of business that either have a low probability of occurring or are not material in nature. These types of obligations primarily relate to transmission and distribution lines and poles, telecommunication towers, transmission cables and certain FERC or state regulatory agency re-licensing issues.

A portion of WMECO's rates is intended to recover the cost of removal of certain utility assets. The amounts recovered do not represent AROs. At December 31, 2002, WMECO maintained approximately $16.6 million in total cost of removal regulatory liabilities, which are included in the accumulated provision for depreciation.

Guarantees: In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires that disclosures be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Interpretation No. 45 does not apply to certain guarantee contracts, such as residual value guarantees provided by lessees in capital leases, guarantees that are accounted for as derivatives, guarantees that represent contingent consideration in a business combination, guarantees issued between either parents and their subsidiaries or corporations under common control, a parent's guarantee of a subsidiary's debt to a third party, and a subsidiary's guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent. The initial recognition and initial measurement provisions of Interpretation No. 45 are applicable to WMECO on a prospective basis to guarantees issued or modified after January 1, 2003. Currently, management does not expect the adoption of the initial recognition and initial measurement provisions of Interpretation No. 45 to have a material impact on WMECO's consolidated financial statements.

Consolidation of Variable Interest Entities: In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 addresses the consolidation and disclosure requirements for companies that hold an equity interest in a variable interest entity
(VIE), regardless of the date on which the VIE was created. Interpretation No. 46 requires consolidation of a VIE's assets, liabilities and noncontrolling interests at fair value when a company is the primary beneficiary, which is defined as a company that absorbs a majority of the expected losses, risks and revenues from the VIE as a result of holding a contractual or other financial interest in the VIE. Consolidation is not required under Interpretation No. 46 for those companies that hold a significant equity interest in a VIE but are not the primary beneficiary. Interpretation No. 46 is effective for WMECO beginning in the third quarter of 2003. At December 31, 2002, WMECO held equity interests in various VIEs, for which WMECO was not the primary beneficiary, as WMECO does not absorb a majority of the expected losses, risks and revenues from the VIEs or provide a substantial portion of financial support. As a result, management does not expect the adoption of Interpretation No. 46 to have a material impact on WMECO's consolidated financial statements. For further information regarding WMECO's investments in its VIEs, see Note 1D, "Equity Investments and Jointly Owned Electric Utility Plant" to the consolidated financial statements.

D.  Equity Investments and Jointly Owned Electric Utility Plant
Regional Nuclear Generating Companies: WMECO owns common stock in four regional nuclear companies (Yankee Companies). WMECO's ownership interests in the Yankee Companies at December 31, 2002 and 2001, which are accounted for on the equity method are 9.5 percent of the Connecticut Yankee Atomic Power Company (CYAPC), 7 percent of the Yankee Atomic Electric Company (YAEC), 3 percent of the Maine Yankee Atomic Power Company (MYAPC), and 2.6 percent of the Vermont Yankee Nuclear Power Corporation (VYNPC). WMECO's total equity investment in the Yankee Companies and its exposure to loss as a result of these investments at December 31, 2002 and 2001, is $8.6 million and $9.3 million, respectively. These investments are VIEs under FASB Interpretation No. 46. Excluding VYNPC, which sold its nuclear generating plant, each Yankee Company owns a single decommissioned nuclear generating plant. On July 31, 2002, VYNPC consummated the sale of its nuclear generating plant to a subsidiary of Entergy Corporation for approximately $180 million.

E.  Depreciation
The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant-in-service, which range primarily from 15 years to 60 years, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Depreciation rates are applied to the average plant-in-service from the time they are placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 2.3 percent in 2002 and 2001 and 2.2 percent in 2000.

F.  Revenues
Revenues are based on rates approved by the DTE. These regulated rates are applied to customer's accounts based on their use of energy. In general, rates can only be changed through formal proceedings with the DTE.

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

G.  Regulatory Accounting and Assets
The accounting policies of WMECO conform to accounting principles generally accepted in the United States of America applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."

WMECO's transmission and distribution businesses continue to be cost-of-service rate regulated, and management believes the application of SFAS No. 71 to that portion of those businesses continues to be appropriate. Management also believes it is probable that WMECO will recover its investments in long-lived assets, including regulatory assets. In addition, all material regulatory assets are earning a return, except for securitized regulatory assets. The components of WMECO's regulatory assets are as follows:

--------------------------------------------------------------------------
                                                    At December 31,
--------------------------------------------------------------------------
(Millions of Dollars)                              2002         2001
--------------------------------------------------------------------------
Recoverable nuclear costs                        $ 38.0       $ 38.5
Securitized regulatory assets                     141.9        149.6
Income taxes, net                                  54.2         57.3
Unrecovered contractual
  obligations                                      63.8         37.4
Recoverable energy costs, net                       4.3          3.8
Other                                             (18.5)        33.6
--------------------------------------------------------------------------
Totals                                           $283.7       $320.2
--------------------------------------------------------------------------

At December 31, 2002, other regulatory assets included a regulatory liability in the amount of $29.8 million, related to the WMECO rate cap deferral.

In March 2001, WMECO sold its ownership interest in the Millstone units. The gain on this sale of approximately $119.8 million was used to offset recoverable nuclear costs, resulting in a total unamortized balance of $7.1 million and $3.2 million at December 31, 2002 and 2001, respectively. Also included in recoverable nuclear costs for 2002 and 2001 are $30.9 million and $35.3 million, respectively, primarily related to Millstone 1 recoverable nuclear costs associated with the recoverable portion of the undepreciated plant and related assets.

In May 2001, WMECO issued $155 million in rate reduction certificates and used $80 million of those proceeds to buyout an independent power producer contract. The majority of the payment to buyout this contract was recorded as a securitized regulatory asset.

WMECO, under the terms of contracts with the Yankee Companies, is responsible for its proportionate share of the remaining costs of the units, including decommissioning. These amounts are recorded as unrecovered contractual obligations. A portion of these obligations was securitized in 2001 and is included in securitized regulatory assets. During 2002, WMECO was notified by the Yankee Companies that the estimated cost of decommissioning their units had increased over prior estimates due to higher anticipated costs for spent fuel storage, security and liability and property insurance. In December 2002, WMECO recorded an additional $32.4 million in deferred contractual obligations and a corresponding increase in the unrecovered contractual obligations regulatory asset as a result of these increased costs.

WMECO, under the Energy Policy Act of 1992 (Energy Act), was assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy
(DOE) (D&D Assessment) when they owned nuclear generating plants. The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. WMECO is currently recovering these costs through rates. At December 31, 2002 and 2001, WMECO's total D&D Assessment deferrals were $4.3 million and $3.8 million, respectively, and have been recorded as recoverable energy costs, net.

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

The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

--------------------------------------------------------------------------
                                                      At December 31,
--------------------------------------------------------------------------
(Millions of Dollars)                                 2002       2001
--------------------------------------------------------------------------
Accelerated depreciation and
  other plant-related differences                   $ 66.6     $107.5
Regulatory assets:
  Nuclear stranded investment and
    other asset divestitures                          57.3       52.3
 Securitized contract termination
    costs and other                                   34.8       38.4
  Income tax gross-up                                 21.1       19.0
Other                                                 42.3       12.7
--------------------------------------------------------------------------
Totals                                              $222.1     $229.9
--------------------------------------------------------------------------

I.  Other Income/(Loss), Net
The components of WMECO's other income/(loss), net items are as follows:

--------------------------------------------------------------------------
                                       For the Years Ended December 31,
--------------------------------------------------------------------------
(Millions of Dollars)                  2002          2001          2000
--------------------------------------------------------------------------
Investment income                     $ 1.6         $ 0.9         $ 3.6
Other, net                             (2.5)         (2.0)         (2.9)
--------------------------------------------------------------------------
Totals                                $(0.9)        $(1.1)        $ 0.7
--------------------------------------------------------------------------

2.  Short-Term Debt

Limits: The amount of short-term borrowings that may be incurred by WMECO is subject to periodic approval by either the SEC under the 1935 Act or by the DTE. Currently, SEC authorization allows WMECO to incur total short-term borrowings up to a maximum of $250 million.

Credit Agreement: On November 12, 2002, WMECO, CL&P, PSNH, and Yankee Gas entered into a 364-day unsecured revolving credit facility for $300 million. This facility replaced a $350 million facility for WMECO, CL&P, PSNH and Yankee Gas, which expired on November 15, 2002. WMECO may draw up to $100 million under this facility. Unless extended, the credit facility will expire on November 11, 2003. At December 31, 2002 and 2001, there were $7 million and $50 million in borrowings, respectively, under these facilities.

Under the aforementioned credit agreement, WMECO may borrow at fixed or variable rates plus an applicable margin based upon certain debt ratings, as rated by the lower of Standard and Poor's or Moody's Investors Service. The weighted average interest rates on WMECO's notes payable to banks outstanding on December 31, 2002 and 2001, were 4.25 percent and 2.98 percent, respectively.

This credit agreement provides that WMECO must comply with certain financial and non-financial covenants as are customarily included in such agreements, including, but not limited to, consolidated debt ratios and interest coverage ratios. WMECO currently is and expects to remain in compliance with these covenants.

Money Pool: Certain subsidiaries of NU, including WMECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of NU and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2002 and 2001, WMECO had $85.9 million and $9.2 million, respectively, of borrowings from the Pool. The interest rate on borrowings from the Pool at December 31, 2002 and 2001, was 1.2 percent and 1.5 percent, respectively.

3.  Pension Benefits and Postretirement Benefits Other Than Pensions

Pension Benefits: WMECO participates in a uniform noncontributory defined benefit retirement plan (Plan) covering substantially all regular NU employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. Pre-tax pension income, approximately 30 percent of which was credited to utility plant, was $12.1 million in 2002, $13.7 million in 2001 and $12.4 million in 2000. These amounts exclude pension settlements, curtailments and net special termination expenses of $1.2 million in income in 2002, $0.3 million in expense in 2001 and $6.6 million in income in 2000. Pension income attributable to earnings is as follows:

--------------------------------------------------------------------------
                                         For Years Ended December 31,
--------------------------------------------------------------------------
(Millions of Dollars)                    2002        2001       2000
--------------------------------------------------------------------------
Pension income before
  settlements, curtailments
  and special termination benefits     $(12.1)     $(13.7)    $(12.4)
Net pension income
  capitalized as utility plant (a)        3.6         4.1        3.7
--------------------------------------------------------------------------
Net pension income before
  settlements, curtailments
  and special termination benefits       (8.5)       (9.6)      (8.7)
Settlements, curtailments and
  special termination benefits
  reflected in earnings                    -          0.7         -
--------------------------------------------------------------------------
Total pension income
  included in earnings                 $ (8.5)     $ (8.9)    $ (8.7)
--------------------------------------------------------------------------

(a) Net pension income capitalized as utility plant was calculated utilizing an average of 30 percent.

In conjunction with the Voluntary Separation Program (VSP) that was announced in December 2000, WMECO recorded $0.2 million in settlement income. The VSP was intended to reduce the generation-related support staff between March 1, 2001 and February 28, 2002, and was available to non-bargaining unit employees who, by February 1, 2002, were at least age 50, with a minimum of five years of credited service, and at December 15, 2000, were assigned to certain groups and in eligible job classifications.

One component of the VSP included special pension termination benefits equal to the greater of five years added to both age and credited service of eligible participants or two weeks of pay for each year of service subject to a minimum level of 12 weeks and a maximum of 52 weeks for eligible participants. The special pension termination benefits expense associated with the VSP totaled $0.5 million in 2001. The net total of the settlement and curtailment income and the special termination benefits expense was $0.3 million, of which $0.7 million of costs were included in operating expenses and $0.4 million was deferred as a regulatory liability and has been returned to customers.

Additionally, in conjunction with the divestiture of its generation assets, WMECO recorded $1.2 million in curtailment income in 2002 and $6.6 million of curtailment income in 2000.

Postretirement Benefits Other Than Pensions (PBOP): The NU subsidiaries, including WMECO, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from NU who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the estimated work life of the employee. WMECO annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

In 2001, WMECO recorded PBOP special termination benefits expense of $0.1 million in connection with the VSP. This amount was recorded as a regulatory asset and collected through regulated utility rates in 2002.

Additionally, in conjunction with the divestiture of its generation assets, WMECO recorded $0.4 million in special termination benefits income in 2000.

In 2002, the PBOP plan was amended to change the claims experience basis, to increase minimum retiree contributions and to reduce the cap on the company's subsidy to the dental plan. These amendments resulted in a $2.8 million decrease in WMECO's benefit obligation under the PBOP plan at December 31, 2002.

The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:

------------------------------------------------------------------------------------------------
                                                                 At December 31,
------------------------------------------------------------------------------------------------
                                                   Pension Benefits    Postretirement Benefits
------------------------------------------------------------------------------------------------
(Millions of Dollars)                              2002        2001         2002        2001
------------------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year          $(121.3)   $(121.1)       $(35.5)     $(29.3)
Service cost                                        (2.2)      (1.9)         (0.4)       (0.4)
Interest cost                                       (8.7)      (8.5)         (2.9)       (2.4)
Plan amendment                                      (1.1)        -            2.8          -
Transfers                                           (0.2)       4.9          (4.8)         -
Actuarial loss                                      (8.2)      (3.0)         (4.2)       (7.0)
Benefits paid - excluding lump sum payments          8.1        8.0           3.6         3.6
Benefits paid - lump sum payments                     -         0.7            -           -
Curtailments and settlements                          -         0.1            -           -
Special termination benefits                          -        (0.5)           -           -
------------------------------------------------------------------------------------------------
Benefit obligation at end of year                $(133.6)   $(121.3)       $(41.4)     $(35.5)
------------------------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year   $ 191.2    $ 214.3        $ 14.7      $ 17.3
Actual return on plan assets                       (20.9)      (9.5)         (1.5)       (1.6)
Employer contribution                                 -          -            3.6         2.6
Benefits paid - excluding lump sum payments         (8.1)      (8.0)         (3.6)       (3.6)
Benefits paid - lump sum payments                     -        (0.7)           -           -
Transfers                                            0.2       (4.9)          2.2          -
------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year         $ 162.4    $ 191.2        $ 15.4      $ 14.7
------------------------------------------------------------------------------------------------
Funded status at December 31                     $  28.8    $  69.9        $(26.0)     $(20.8)
Unrecognized transition (asset)/obligation          (0.5)      (0.7)         13.8        17.4
Unrecognized prior service cost                      6.4        6.0          (0.7)         -
Unrecognized net loss/(gain)                        32.8      (21.0)         11.7         3.8
------------------------------------------------------------------------------------------------
Prepaid/(accrued) benefit cost                   $  67.5    $  54.2        $ (1.2)     $  0.4
------------------------------------------------------------------------------------------------

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

The components of net periodic benefit (income)/expense are:

-----------------------------------------------------------------------------------------------------
                                                         For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------
                                                       Pension Benefits      Postretirement Benefits
-----------------------------------------------------------------------------------------------------
(Millions of Dollars)                             2002      2001      2000     2002    2001    2000
-----------------------------------------------------------------------------------------------------
Service cost                                    $  2.2    $  1.9    $  2.2    $ 0.4   $ 0.4   $ 0.4
Interest cost                                      8.7       8.5       8.9      2.9     2.3     2.2
Expected return on plan assets                   (19.9)    (20.0)    (19.0)    (1.5)   (1.4)   (1.3)
Amortization of unrecognized net
  transition (asset)/obligation                   (0.2)     (0.2)     (0.2)     1.5     1.6     1.6
Amortization of prior service cost                 0.7       0.6       0.6       -       -       -
Amortization of actuarial gain                    (3.6)     (4.5)     (4.9)      -       -       -
Other amortization, net                             -         -         -       0.2    (0.4)   (0.4)
-----------------------------------------------------------------------------------------------------
Net periodic (income)/expense - before
  settlements, curtailments and special
  termination benefits                           (12.1)    (13.7)    (12.4)     3.5     2.5     2.5
-----------------------------------------------------------------------------------------------------
Settlement income                                   -       (0.2)       -        -       -       -
Curtailment income                                (1.2)       -       (6.6)      -       -       -
Special termination benefits expense/(income)       -        0.5        -        -      0.1    (0.4)
-----------------------------------------------------------------------------------------------------
Total - settlements, curtailments and special
  termination benefits                            (1.2)      0.3      (6.6)      -      0.1    (0.4)
-----------------------------------------------------------------------------------------------------
Total - net periodic (income)/expense           $(13.3)   $(13.4)   $(19.0)   $ 3.5   $ 2.6   $ 2.1
-----------------------------------------------------------------------------------------------------

For calculating pension and postretirement benefit costs, the following assumptions were used:

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
-----------------------------------------------------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

--------------------------------------------------------------------------
                                     One Percentage     One Percentage
(Millions of Dollars)                Point Increase     Point Decrease
--------------------------------------------------------------------------
Effect on total service and
  interest cost components                $0.1              $(0.1)
Effect on postretirement
   benefit obligation                     $1.3              $(1.1)
--------------------------------------------------------------------------

Currently, WMECO's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

The trust holding the postretirement health plan assets is subject to federal income taxes.

4.  Nuclear Generation Asset Divestitures

VYNPC: On July 31, 2002, VYNPC consummated the sale of its nuclear generating plant to a subsidiary of Entergy Corporation (Entergy) for approximately $180 million. As part of the sale, Entergy assumed responsibility for decommissioning VYNPC's nuclear generating unit. Under the terms of the sale, WMECO will continue to buy 2.5 percent of the plant's output through March 2012 at a range of fixed prices.

Millstone: On March 31, 2001, WMECO and CL&P consummated the sale of Millstone 1 and 2 to a subsidiary of Dominion Resources, Inc. (Dominion). WMECO, CL&P and PSNH sold their ownership interests in Millstone 3 to Dominion along with all of the unaffiliated joint ownership interests in Millstone 3. WMECO received approximately $175 million of cash proceeds from the sale and applied the proceeds to taxes and reductions of debt and equity. As part of the sale, Dominion assumed responsibility for decommissioning the three Millstone units. In connection with the sale, WMECO recorded a gain in the amount of approximately $119.8 million, which was used to offset stranded costs.

5.  Commitments and Contingencies

A.  Restructuring and Rate Matters
On March 30, 2001, WMECO filed its second annual stranded cost reconciliation with the DTE for calendar year 2000. On March 29, 2002, WMECO filed its 2001 annual transition cost reconciliation with the DTE. This filing reconciled the recovery of stranded generation costs for calendar year 2001 and includes sales proceeds from WMECO's portion of the Millstone units, the impact of securitization and approximately a $13 million benefit to ratepayers from WMECO's nuclear performance-based ratemaking process.

WMECO and the office of the Massachusetts Attorney General reached a settlement resolving all transition charge issues for the 1998 through 2001 reconciliations. The DTE approved this settlement on December 27, 2002. The settlement had a positive impact of $9 million on WMECO 2002 pre-tax earnings.

B.  Environmental Matters
WMECO, is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of the environment. As such, WMECO has active environmental auditing and training programs and believes it is substantially in compliance with the current laws and regulations.

However, the normal course of operations may involve activities and substances that expose WMECO to potential liabilities of which management cannot determine the outcome. Additionally, management cannot determine the outcome for liabilities that may be imposed for past acts, even though such past acts may have been lawful at the time they occurred. Management does not believe, however, that this will have a material impact on WMECO's consolidated financial statements.

Based upon currently available information for the estimated remediation costs as of December 31, 2002 and 2001, the liability recorded by WMECO for its estimated environmental remediation costs amounted to $0.8 million and $5.3 million, respectively.

C.  Spent Nuclear Fuel Disposal Costs
Under the Nuclear Waste Policy Act of 1982, WMECO must pay the DOE for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. For nuclear fuel used to generate electricity prior to April 7, 1983 (Prior Period Fuel), an accrual has been recorded for the full liability and payment must be made prior to the first delivery of spent fuel to the DOE. Until such payment is made, the outstanding balance will continue to accrue interest at the 3-month treasury bill yield rate. As of December 31, 2002 and 2001, fees due to the DOE for the disposal of Prior Period Fuel were $48.2 million and $47.4 million, respectively, including interest costs of $32.6 million and $31.8 million, respectively.

Fees for nuclear fuel burned on or after April 7, 1983, were billed currently to customers and paid to the DOE on a quarterly basis. At December 31, 2002, as WMECO's ownership share of Millstone has been sold, WMECO is no longer responsible for fees relating to current fuel burned at this facility.

D.  Nuclear Insurance Contingencies
In conjunction with the divestiture of Millstone in 2001, NU and WMECO terminated their nuclear insurance related to these plants, and WMECO has no further exposure for potential assessments related to Millstone. However, through its continuing association with Nuclear Electric Insurance Limited
(NEIL) and CYAPC and VYNPC, NU is subject to potential retrospective assessments totaling $0.8 million under its respective NEIL insurance policies.

E.  Long-Term Contractual Arrangements
VYNPC: Previously, under the terms of its agreement, WMECO paid its ownership (or entitlement) shares of costs, which included depreciation, operation and maintenance (O&M) expenses, taxes, the estimated cost of decommissioning, and a return on invested capital to VYNPC and recorded these costs as purchased-power expenses. On July 31, 2002, VYNPC consummated the sale of its nuclear generating unit to a subsidiary of Entergy for approximately $180 million. Under the terms of the sale, WMECO will continue to buy approximately 2.5 percent of the plant's output through March 2012 at a range of fixed prices. The total cost of purchases under contracts with VYNPC amounted to $4.3 million in 2002, $4.1 million in 2001 and $4 million in 2000.

Electricity Procurement Contract: WMECO entered into an arrangement for the purchase of electricity. The total cost of purchases under this arrangement amounted to $2.5 million in 2002, $14.5 million in 2001 and $28.5 million in 2000. These amounts are for independent power producer contracts and do not include contractual commitments related to WMECO's standard offer and default service.

Hydro-Quebec: Along with other New England utilities, WMECO has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.

Estimated Future Annual Costs: The estimated future annual costs of WMECO's significant long-term contractual arrangements are as follows:

-------------------------------------------------------------------------------
(Millions of Dollars)                   2003    2004     2005     2006     2007
-------------------------------------------------------------------------------
VYNPC                                  $ 4.8   $ 4.6     $4.2     $4.4     $4.3
Electricity Procurement Contract         2.8     2.8      2.8      2.8      2.8
Hydro-Quebec                             3.0     2.9      2.9      2.6      2.5
-------------------------------------------------------------------------------
Totals                                 $10.6   $10.3     $9.9     $9.8     $9.6
-------------------------------------------------------------------------------

F.  Nuclear Decommissioning and Plant Closure Costs
In conjunction with the Millstone and VYNPC nuclear generation asset divestitures, the applicable liabilities and nuclear decommissioning trusts were transferred to the purchasers and the purchasers agreed to assume responsibility for decommissioning their respective units.

During 2002, NU, along with the other joint owners, were notified by the Yankee Companies that the estimated cost of decommissioning the units owned by CYAPC, YAEC and MYAPC increased in total by approximately $380 million over prior estimates due to higher anticipated costs for spent fuel storage, security and liability and property insurance. WMECO's share of this increase totals $32.4 million. Following rate cases to be filed by the Yankee Companies with the FERC, NU will seek recovery of the higher decommissioning costs from retail customers through the appropriate state regulatory agency. At December 31, 2002 and 2001, WMECO's remaining estimated obligations, for decommissioning for the units owned by CYAPC, YAEC and MYAPC, which have been shut down, were $63.8 million and $37.4 million, respectively.

6.  Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Long-Term Debt and Rate Reduction Bonds: The fair value of WMECO's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of WMECO's financial instruments and the estimated fair values are as follows:

-------------------------------------------------------------------------------
                                                  At December 31, 2002
-------------------------------------------------------------------------------
(Millions of Dollars)                        Carrying Amount     Fair Value
-------------------------------------------------------------------------------
Long-term debt -
  Other long-term debt                            $102.0            $104.3
Rate reduction bonds                               142.7             159.2
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                  At December 31, 2001
-------------------------------------------------------------------------------
(Millions of Dollars)                        Carrying Amount     Fair Value
-------------------------------------------------------------------------------
Long-term debt -
  Other long-term debt                            $101.2            $101.0
Rate reduction bonds                               152.3             154.1
-------------------------------------------------------------------------------

Other Financial Instruments: The carrying value of financial instruments included in current assets and current liabilities, approximates their fair value.

7.  Leases

WMECO has entered into lease agreements for the use of data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options.

Capital lease rental payments charged to operating expense were $1.9 million and $9.6 million for 2001 and 2000, respectively. Interest included in capital lease rental payments was $0.7 million in 2001 and $2.8 million in 2000. Operating lease rental payments charged to expense were $2.3 million in 2002, $2.5 million in 2001, and $3.2 million in 2000.

Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable operating leases, as of December 31, 2002, are as follows:

-----------------------------------------------------------
Year
-----------------------------------------------------------
                                     (Millions of Dollars)
-----------------------------------------------------------
2003                                       $ 3.5
2004                                         3.4
2005                                         3.2
2006                                         2.9
2007                                         2.3
After 2007                                  10.5
-----------------------------------------------------------
Future minimum lease payments              $25.8
-----------------------------------------------------------

8.  Accumulated Other Comprehensive Income/(Loss)

The accumulated balance for each other comprehensive income/(loss) item is as follows:

--------------------------------------------------------------------------
                                              Current
                                December 31,   Period     December 31,
(Millions of Dollars)               2001       Change         2002
--------------------------------------------------------------------------
Unrealized
  gains/(losses)
  on securities                     $0.1       $(0.1)        $  -
Minimum pension
  liability adjustments               -         (0.1)         (0.1)
--------------------------------------------------------------------------
Accumulated other
  comprehensive
  income/(loss)                     $0.1       $(0.2)        $(0.1)
--------------------------------------------------------------------------

--------------------------------------------------------------------------
                                              Current
                                December 31,   Period     December 31,
(Millions of Dollars)               2000       Change         2001
--------------------------------------------------------------------------
Unrealized
  gains/(losses)
  on securities                     $0.2        $0.1          $0.1
--------------------------------------------------------------------------
Accumulated other
  comprehensive
  income/(loss)                     $0.2        $0.1          $0.1
--------------------------------------------------------------------------

The changes in the components of other comprehensive income/(loss) are reported net of the following income tax effects:

--------------------------------------------------------------------------
(Millions of Dollars)               2002        2001          2000
--------------------------------------------------------------------------
Unrealized
  gains/(losses)
  on securities                     $0.1        $0.1          $ -
Minimum pension
  liability adjustments               -           -             -
--------------------------------------------------------------------------
Accumulated other
  comprehensive
  income/(loss)                     $0.1        $0.1          $ -
--------------------------------------------------------------------------

9.  Long-Term Debt

Details of long-term debt outstanding are as follows:

--------------------------------------------------------------------------
At December 31,                                    2002            2001
--------------------------------------------------------------------------
                                                  (Millions of Dollars)
Pollution Control Notes:
Tax Exempt 1993 Series A,
  5.85% due 2028                                 $ 53.8          $ 53.8
Fees and interest due for spent
  nuclear fuel disposal costs                      48.2            47.4
Less amounts due within one year                     -               -
--------------------------------------------------------------------------
Long-term debt                                   $102.0          $101.2
--------------------------------------------------------------------------

WMECO has secured $53.8 million of pollution control notes with second mortgage liens on transmission assets.

10. Income Tax Expense

The components of the federal and state income tax provisions are as follows:

-------------------------------------------------------------------------------
For the Years Ended
  December 31,                                 2002        2001         2000
-------------------------------------------------------------------------------
                                                    (Millions of Dollars)
Current income taxes:
  Federal                                    $ 27.9       $ 0.3        $15.8
  State                                         5.8         1.0         10.9
                                             ------       -----        -----
    Total current                              33.7         1.3         26.7
                                             ------       -----        -----

Deferred income taxes, net:
  Federal                                     (13.5)        5.3         (0.8)
  State                                         0.1         0.6         (8.6)
                                             ------       -----        -----
    Total deferred                            (13.4)        5.9         (9.4)
                                             ------       -----        -----
Investment tax credits, net                   (13.5)       (0.6)        (2.1)
-------------------------------------------------------------------------------
Total income tax expense                     $  6.8       $ 6.6        $15.2
-------------------------------------------------------------------------------

Deferred income taxes are comprised of the tax effects of temporary differences as follows:

-------------------------------------------------------------------------------
For the Years Ended
  December 31,                                 2002        2001         2000
-------------------------------------------------------------------------------
                                                    (Millions of Dollars)
Depreciation, leased nuclear
  fuel, settlement credits and
  disposal costs                             $  1.5      $ (0.6)      $  0.9
Regulatory deferral                            (6.0)       (3.7)       (16.4)
Sale of generation assets                      (2.0)      (30.5)          -
Pension accruals                                2.6         1.0          5.9
Securitized contract
  termination
  costs and other                              (3.6)       38.4           -
Other                                          (5.9)        1.3          0.2
-------------------------------------------------------------------------------
Deferred income taxes, net                   $(13.4)     $  5.9       $ (9.4)
-------------------------------------------------------------------------------

A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

-------------------------------------------------------------------------------
For the Years Ended
  December 31,                                 2002        2001         2000
-------------------------------------------------------------------------------
                                                    (Millions of Dollars)

Expected federal income tax                   $15.5       $ 7.5        $17.6
Tax effect of differences:
  Depreciation                                  0.5          -          (1.2)
  Amortization of
    regulatory assets                            -          1.2          1.3
  Investment tax credit
    amortization                              (13.5)       (0.6)        (2.1)
  State income taxes,
    net of federal benefit                      3.8         1.1          1.5
  Other, net                                    0.5        (2.6)        (1.9)
-------------------------------------------------------------------------------
Total income tax expense                      $ 6.8       $ 6.6        $15.2
-------------------------------------------------------------------------------

11. Segment Information

NU is organized between regulated utilities (electric and gas since the March 1, 2000 acquisition of Yankee) and competitive energy subsidiaries. WMECO is included in the regulated utilities segment of NU and has no other reportable segments.

---------------------------------------------------------------------------------------------------
Selected Consolidated Financial Data
---------------------------------------------------------------------------------------------------
(Thousands of Dollars)                    2002       2001         2000       1999          1998
---------------------------------------------------------------------------------------------------
Operating Revenues                      $369,487   $478,869   $  513,678   $  414,231   $  393,322
Net Income/(Loss)                         37,682     14,968       35,268        2,887       (9,579)
Cash Dividends on Common Stock            16,009     22,000       12,002         -            -
Total Assets                             836,661    852,662    1,047,818    1,253,604    1,287,682
Rate Reduction Bonds                     142,742    152,317            -         -            -
Long-Term Debt (a)                       101,991    101,170      199,425      290,279      389,314
Preferred Stock Not Subject to
  Mandatory Redemption                         -          -       20,000       20,000       20,000
Preferred Stock Subject to
  Mandatory Redemption (a)                     -          -       16,500       18,000       19,500
Obligations Under Capital Leases (a)          87        110       26,921       29,972       34,093
---------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Consolidated Quarterly Financial Data (Unaudited)
-------------------------------------------------------------------------------
(Thousands of Dollars)                      Quarter Ended
-------------------------------------------------------------------------------
2002                   March 31      June 30      September 30    December 31
-------------------------------------------------------------------------------
Operating Revenues     $ 96,005     $ 87,191      $  95,684        $ 90,607
Operating Income       $ 15,695     $ 10,678      $  12,524        $ 20,786
Net Income             $  6,890     $ 15,322      $   4,730        $ 10,740
-------------------------------------------------------------------------------
2001
-------------------------------------------------------------------------------
Operating Revenues     $143,300     $106,866       $120,679        $108,024
Operating Income       $ 11,876     $  6,406       $ 14,821        $  4,786
Net Income             $  3,319     $  1,518       $  3,880        $  6,251
-------------------------------------------------------------------------------

(a) Includes portions due within one year.

-------------------------------------------------------------------------------
Consolidated Statistics (Unaudited)
-------------------------------------------------------------------------------
         Gross Electric
         Utility Plant                Average Annual
         December 31,                    Use Per       Electric
         (Thousands of    kWh Sales    Residential    Customers     Employees
          Dollars) (a)   (Millions)   Customer (kWh)  (Average)    December 31,
-------------------------------------------------------------------------------
2002      $  602,013       4,102          7,921        203,760         400
2001         583,183       4,712          7,476        200,166         405
2000       1,153,514       7,278          7,371        198,372         406
1999       1,216,015       4,654          7,423        198,012         482
1998       1,256,046       4,009          6,979        196,339         533


(a) Amount includes construction work in progress.