Form 10-K, Exhibit 13
period 2002-12-31
CONNECTICUT LIGHT & POWER CO; NORTHEAST UTILITIES SYSTEM; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE
filed 2003-03-21
CIK 23426, 72741, 106170, 315256

EXHIBIT 13.4

                                 2002 Annual Report

              Public Service Company of New Hampshire and Subsidiaries

                                       Index


Contents                                                               Page
--------                                                               ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.............................       1

Independent Auditors' Report and Report of Independent
  Public Accountants..............................................       8

Consolidated Balance Sheets.......................................     10-11

Consolidated Statements of Income.................................      12

Consolidated Statements of Comprehensive Income...................      12

Consolidated Statements of Common Stockholder's Equity............      13

Consolidated Statements of Cash Flows.............................      14

Notes to Consolidated Financial Statements........................      15

Selected Consolidated Financial Data..............................      24

Consolidated Quarterly Financial Data (Unaudited).................      24

Consolidated Statistics (Unaudited)...............................      25

Preferred Stockholder and Bondholder Information..................   Back Cover



Management's Discussion and Analysis

Financial Condition
-------------------

Overview
Public Service Company of New Hampshire (PSNH or the company), a wholly owned subsidiary of Northeast Utilities (NU), earned $62.9 million in 2002 compared with $81.8 million in 2001. The lower 2002 net income was largely due to an after-tax gain of $15.5 million PSNH recorded in 2001 as a result of the sale of PSNH's share of the Millstone 3 nuclear unit (Millstone). NU's other subsidiaries include The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO), Yankee Energy System, Inc., North Atlantic Energy Corporation (NAEC), Select Energy, Inc., Northeast Generation Company, Northeast Generation Services Company, and Select Energy Services, Inc.

PSNH's revenues during 2002 decreased to $1 billion from $1.2 billion during 2001. The decrease in revenues primarily relates to lower retail and wholesale revenues. Retail revenues decreased primarily due to an 11 percent rate decrease that was effective May 1, 2001. Wholesale revenues decreased due to a reduction in prices and a lower volume of bilateral transactions and sales of excess capacity and energy.

Future Outlook
PSNH is expected to have reduced earnings in 2003 compared to 2002. The primary reasons for the reduction in 2003 earnings include a significant reduction in rate base due to the gain on the sale of Seabrook in 2002 and a significant increase in the projected level of pension expense in 2003 and forward. In addition, PSNH earnings are expected to be reduced due to the 2002 amortization of investment tax credits, the elimination of certain operating reserves and the positive settlement of certain previously disputed sales transactions in 2002.

PSNH recorded $0.6 million in pre-tax pension expense in 2002, approximately 35 percent of which was capitalized and reflected as an increase to the cost of capital expenditures with the remainder being recognized in the consolidated statements of income as operating expenses. In 2003, as a result of continued poor performance in the equity markets, PSNH is projecting the total level of pre-tax pension expense to increase to approximately $7 million, with a similar percentage being reflected as a increase to the cost of capital expenditures. Pension expense/income is annually adjusted during the second quarter based upon updated actuarial valuations, at which time the 2003 estimate may be modified.

Liquidity
On November 1, 2002, NAEC consummated the sale of its 35.98 percent ownership interest in Seabrook. NAEC received approximately $331 million of total cash proceeds from the sale of Seabrook. A portion of this cash was used to repay all $90 million of NAEC's outstanding debt, to return a portion of NAEC's equity to NU and will be used to pay approximately $95 million in taxes. The remaining proceeds received by NAEC were refunded to PSNH through the Seabrook Power Contracts.

In January 2002, PSNH issued an additional $50 million in rate reduction bonds and used the proceeds to repay short-term debt that was incurred to buyout a purchased-power contract in December 2001.

In November 2002, PSNH, along with NU's other regulated utilities, renewed their $300 million credit line, under terms similar to the arrangement that expired in November 2002. A previous credit line had provided up to $350 million for the regulated companies. PSNH had no borrowings on this credit line at December 31, 2002.

Rate reduction bonds are included on the consolidated balance sheets of PSNH, even though the debt is nonrecourse to PSNH. At December 31, 2002, PSNH had a total of $510.8 million in rate reduction bonds outstanding, compared with $507.4 million outstanding at December 31, 2001. All outstanding rate reduction bonds of PSNH are scheduled to be fully amortized by May 1, 2013. Interest on the rate reduction bonds totaled $30.5 million in 2002, compared with $20.7 million in 2001. Amortization of the rate reduction bonds totaled $46.5 million in 2002, compared with $17.6 million in 2001. PSNH fully recovered the amortization and interest payments from customers in 2002 and the bonds had no impact on net income. Moreover, because the debt is nonrecourse to PSNH, the three rating agencies that rate PSNH's debt do not include the revenues, expenses, or outstanding securities related to the rate reduction bonds in establishing the credit ratings of PSNH.

PSNH funded its capital expenditures through internally generated cash flows and through proceeds returned from NAEC as a result of the sale of Seabrook. PSNH returned $37 million in equity capital to NU in 2002. PSNH's capital expenditures are expected to total $116.3 million in 2003 and remain largely funded through internally generated cash flows.

PSNH's net cash flows provided by operating activities increased to $326 million in 2002, compared with $272.6 million in 2001. Cash flows provided by operating activities increased primarily due to changes in working capital, primarily accrued taxes and accounts payable, partially offset by the decrease in net income in 2002. The increase in accrued taxes relates primarily to the refund PSNH received from NAEC related to the gain on the sale of Seabrook.

There was a lower level of financing activities in 2002 as compared to 2001, primarily due to the issuance and retirements of long-term debt, issuance and retirements of rate reduction bonds and the buyout of independent power producer contracts in 2001. The level of common dividends totaled $45 million in 2002, as compared to $27 million in 2001.

Business Development and Capital Expenditures
The expectation that PSNH will retain its generation assets, at least through 2004, will result in higher near-term capital expenditures at PSNH. PSNH's capital expenditures, excluding nuclear fuel, totaled $109.8 million in 2002, compared with $92.6 million in 2001. Capital expenditures are expected to total $116.3 million in 2003, as PSNH continues to upgrade and expand its distribution and transmission system and upgrade its generation plants. The expenditures will be funded primarily through internally generated cash flows.

On December 5, 2002, PSNH announced an agreement to acquire the franchise and electric system of Connecticut Valley Electric Company, Inc. (CVEC), a subsidiary of Central Vermont Public Service Corporation (CVPS) that serves approximately 10,000 customers in western New Hampshire. Under the agreement, PSNH will pay CVPS approximately $9 million for its assets and an additional $21 million to terminate a wholesale power contract between CVPS and CVEC. Customers of CVEC will become customers of PSNH, whose residential rates are now approximately 20 percent lower than those of CVEC. PSNH will be allowed to recover the $21 million payment with a return consistent with
Part 3 stranded cost treatment under the "Agreement to Settle PSNH Restructuring" (Restructuring Settlement). Part 3 stranded costs are nonsecuritized regulatory assets which must be recovered by a recovery end date determined in accordance with the Restructuring Settlement or be written off. The sale agreement is supported by the New Hampshire Governor's Office, New Hampshire Public Utilities Commission (NHPUC) staff, the state Office of Consumer Advocate, the City of Claremont, and New Hampshire Legal Assistance. The Federal Energy Regulatory Commission (FERC) and the NHPUC must approve the sale, which is expected to become effective on January 1, 2004.

Regional Transmission Organization
The FERC has required all transmission owning utilities, including PSNH, to voluntarily start forming Regional Transmission Organizations (RTO) or to state why this process has not begun.

PSNH has been discussing with the other transmission owners in New England the potential to form an Independent Transmission Company (ITC). If formed, the ITC would be a for-profit entity and would perform certain transmission functions required by the FERC, including tariff control, system planning and system operations. The remaining functions required by the FERC would be performed by the Independent System Operator (ISO) regarding the energy market and short-term reliability. Together, the ITC, if formed, and ISO would form the FERC-desired RTO.

In January 2002, the New York and New England ISOs announced their intention to form an RTO. On November 22, 2002, the two ISOs withdrew their joint petition to FERC. The New England ISO intends to make an RTO filing with the transmission owners in New England in 2003. The agreements needed to create the RTO and to define the working relationships among the ISO and the transmission owners should be created in 2003, and will allow the RTO to begin operation shortly thereafter. The agreements are expected to include provisions for the future creation of one or more ITCs within the RTO. The creation of the RTO will require a FERC rate case, and the impact on PSNH's return on equity as a result of this rate case cannot be estimated at this time. At December 31, 2002, PSNH capitalized $0.3 million related to RTO formation activities.

Restructuring and Rate Matters
In July 2001, the NHPUC opened a docket to review the fuel and purchased-power adjustment clause (FPPAC) costs incurred between August 2, 1999 and April 30, 2001. Under the Restructuring Settlement, FPPAC deferrals are recovered as a Part 3 stranded cost through the stranded cost recovery charge. On December 31, 2002, the NHPUC issued its final order allowing recovery of virtually all such costs.

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

PSNH's delivery rates are fixed until February 1, 2004. Under the Restructuring Settlement, PSNH must file a rate case by December 31, 2003, for the purpose of commencing a review of PSNH's delivery rates. Also, under New Hampshire electric industry restructuring statutes, PSNH cannot divest its nonnuclear generation assets until at least February 1, 2004. At this time, management does not expect PSNH to propose selling its 1,200 megawatts of generation assets.

For further information regarding commitments and contingencies related to restructuring, see Note 6A, "Commitments and Contingencies - Restructuring and Rate Matters," to the consolidated financial statements.

Nuclear Generation Asset Divestitures
Seabrook: On November 1, 2002, CL&P, NAEC, and certain other joint owners consummated the sale of their ownership interest in Seabrook. NAEC formerly sold all of its entitlement in Seabrook to PSNH and billed PSNH all costs related to the entitlement under the terms of the Seabrook Power Contracts.

VYNPC: On July 31, 2002, Vermont Yankee Nuclear Power Corporation (VYNPC) consummated the sale of its nuclear generating unit. PSNH owns 4.3 percent of VYNPC.

Millstone: On March 31, 2001, PSNH, CL&P and WMECO sold their ownership interests in Millstone 3.

Under the terms of these asset divestitures, the purchasers agreed to assume responsibility for decommissioning their respective units. For further information regarding these divestitures and nuclear decommissioning, see
Note 5, "Nuclear Generation Asset Divestitures," and Note 6E, "Nuclear Decommissioning and Plant Closure Costs," to the consolidated financial statements.

Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and at times difficult, subjective or complex judgments. Changes in these estimates, assumptions and judgments, in and of themselves, could materially impact the financial condition of PSNH. The following describes accounting policies and estimates that management believes are the most critical in nature:

Presentation: In accordance with current accounting pronouncements, PSNH's consolidated financial statements include all subsidiaries upon which significant control is maintained and all intercompany transactions between these subsidiaries are eliminated as part of the consolidation process. PSNH has less than 50 percent ownership interests in the Connecticut Yankee Atomic Power Company, Yankee Atomic Electric Company, Maine Yankee Atomic Power Company, VYNPC, and two companies that transmit electricity imported from the Hydro-Quebec system, which are classified as variable interest entities under Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," and for which PSNH was not classified as the primary beneficiary. As a result, management does not expect the adoption of Interpretation No. 46 to result in the consolidation of any currently unconsolidated entities or to have any other material impacts on PSNH's consolidated financial statements.

Revenue Recognition: Revenues are based on rates approved by the NHPUC. These regulated rates are applied to customers' accounts based on their use of energy. In general, rates can only be changed through formal proceedings with the NHPUC.

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

Regulatory Accounting and Assets: The accounting policies of PSNH historically reflect the effects of the rate-making process in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." PSNH's transmission, distribution and generation businesses continue to be cost-of-service rate regulated, and management believes the application of SFAS No. 71 continues to be appropriate.

On May 22, 2001, the Governor of New Hampshire signed a bill modifying the state's electric utility industry restructuring laws delaying the sale of PSNH's fossil and hydroelectric generation assets until at least February 1, 2004. Since then there has been no regulatory action, and management currently has no plans to divest these generation assets. The NHPUC has allowed and is expected to continue to allow rate recovery of a return of and on these generation assets, as well as all operating expenses.
Management must reaffirm this conclusion at each balance sheet date. If, as a result of a change in circumstances, it is determined that any portion of these businesses no longer meets the criteria of regulatory accounting under SFAS No. 71, that portion of the company will have to discontinue regulatory accounting and write off regulatory assets. Such a write-off could have a material impact on PSNH's consolidated financial statements.

The application of SFAS No. 71 results in the deferral of costs as regulatory assets that, in some cases, have not yet been approved for recovery by the applicable regulatory commission. Management must conclude that any costs deferred as regulatory assets are probable of future recovery in rates. However, the regulatory commission can reach different conclusions about the recovery of costs, which can have a material impact on PSNH's consolidated financial statements. Management believes it is probable that PSNH will recover its investments in long-lived assets, including regulatory assets.

Pension and Postretirement Benefit Obligations: PSNH participates in a uniform noncontributory defined benefit retirement plan (Plan) covering substantially all regular NU employees and also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. For each of these plans, the development of the benefit obligation, fair value of plan assets, funded status and net periodic benefit credit or cost is based on several significant assumptions. If these assumptions were changed, the resultant change in benefit obligations, fair values of plan assets, funded status and net periodic benefit credits or costs could have a material impact on PSNH's consolidated financial statements.

PSNH's pre-tax periodic pension expense/income for the Plan, excluding settlements, curtailments, and special termination benefits, totaled $0.6 million in expense and $3.9 million in income for the years ended December 31, 2002 and 2001, respectively. Pension expense or income is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on Plan assets of 9.25 percent for 2002 and 9.5 percent for 2001. PSNH expects to use a long-term rate of return assumption of 8.75 percent for 2003. The pension expense/income amounts exclude one-time items recorded under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," associated with early termination programs and the sale of the Millstone and Seabrook nuclear units. Net SFAS No. 88 expenses totaled $1.3 million for the year ended December 31, 2001. Approximately 35 percent of net pension expense/income is capitalized as additions or reductions to capital additions to utility plant.

In developing the expected long-term rate of return assumption, PSNH evaluated input from actuaries, consultants and economists as well as long-term inflation assumptions and NU's historical 20-year compounded return of
10.7 percent. NU's expected long-term rate of return on Plan assets is based on target asset allocation assumptions of 45 percent in United States equities and 14 percent in non-United States equities, both with expected long-term rates of return of 9.25 percent, 3 percent in emerging market equities with an expected long-term return of 10.25 percent, 20 percent in fixed income securities with an expected long-term rate of return of 5.5 percent, 5 percent in high yield fixed income securities with expected long-term rates of return of 7.5 percent, 8 percent in private equities with expected long-term rates of return of 14.25 percent, and 5 percent in real estate with expected long-term rates of return of 7.5 percent. The combination of these target allocations and expected returns results in the overall assumed long-term rate of return of 8.75 percent for 2003. The actual asset allocation at December 31, 2002, was close to these target asset allocations, and NU regularly reviews the actual asset allocations and periodically rebalances the investments to the targeted allocation when appropriate. NU reduced the long-term rate of return assumption by 0.5 percent and 0.25 percent, respectively, each of the last two years due to lower rate of return assumptions for most asset classes. PSNH believes that
8.75 percent is a reasonable long-term rate of return on Plan assets for 2003. PSNH will continue to evaluate the actuarial assumptions, including the expected rate of return, at least annually, and will adjust the appropriate assumptions as necessary.

PSNH bases the actuarial determination of Plan pension income/expense on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a four-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the fair value of assets. Since the market-related value of assets recognizes gains or losses over a four-year period, the future value of the market-related assets will be impacted as previously deferred gains or losses are recognized. There will be no impact on the fair value of Plan assets.
At December 31, 2002, PSNH's portion of the Plan had cumulative unrecognized investment losses of $50.9 million, which will increase Plan expense over the next four years by reducing the expected return on Plan assets. At December 31, 2002, PSNH's portion of the Plan also had cumulative unrecognized actuarial gains of $8.2 million, which will reduce Plan expenses over the expected future working lifetime of active Plan participants, or approximately 13 years. The combined total of unrecognized investment losses and actuarial gains at December 31, 2002 is $42.7 million. This amount impacts the actuarially determined prepaid pension amount recorded on the consolidated balance sheet but has no impact on expected Plan funding.

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

Due to the effect of the unrecognized actuarial losses and based on an expected rate of return on Plan assets of 8.75 percent, a discount rate of
6.75 percent and various other assumptions, PSNH estimates that pension expense for the Plan will be approximately $7 million, approximately $11 million and approximately $15 million in 2003, 2004 and 2005, respectively. Future actual pension income/expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in the plan.

The value of PSNH's portion of the Plan assets has decreased from $196.6 million at December 31, 2001 to $163.5 million at December 31, 2002. The investment performance returns and declining discount rates have reduced the funded status of PSNH's portion of the Plan, on a projected benefit obligation (PBO) basis, from an underfunded position of $31.3 million at December 31, 2001 to $97.4 million at December 31, 2002. The PBO includes expectations of future employee service and compensation increases. The significant deterioration in the funded position of the Plan will likely result in Plan contributions sooner than previously expected. PSNH has not made contributions since 1991. This deterioration could also lead to the requirement under defined benefit plan accounting to record an additional minimum liability. The total accumulated benefit obligation (ABO) of the entire Plan was $78 million less than Plan assets at December 31, 2002. The ABO is the obligation for employee service provided through December 31, 2002. If the ABO exceeds Plan assets, PSNH may need to record an additional minimum liability in 2003.

Income Taxes: Income tax expense is calculated for each period for which a statement of income is presented. This process involves estimating PSNH's actual current tax exposures as well as assessing temporary differences resulting from differing treatment of items, such as timing of the deduction of expenses for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. PSNH must also assess the likelihood that the deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely, a valuation allowance must be established. Significant management judgment is required in determining income tax expense, deferred tax assets and liabilities and valuation allowances. PSNH accounts for deferred taxes under SFAS No. 109, "Accounting for Income Taxes." For temporary differences recorded as deferred tax liabilities that will be recovered in rates in the future, PSNH has established a regulatory asset. This asset amounted to $96.5 million and $87.9 million at December 31, 2002 and 2001, respectively.

Depreciation: Depreciation expense is calculated based on an asset's useful life, and judgment is involved when estimating the useful lives of certain assets. A change in the estimated useful lives of these assets could have a material impact on PSNH's consolidated financial statements.

Environmental Matters: At December 31, 2002, PSNH has recorded a reserve for various environmental liabilities. PSNH's environmental liabilities are based on the best estimate of the amounts to be incurred for the investigation, remediation and monitoring of the remediation sites. It is possible that future cost estimates will either increase or decrease as additional information becomes known. Changes in future cost estimates will have a smaller impact on PSNH, because they have a regulatory mechanism in place to recover environmental remediation costs.

Special Purpose Entities: PSNH has two special purpose entities, both of which are currently consolidated in the financial statements. During 2001 and 2002, to facilitate the issuance of rate reduction bonds and certificates intended to finance certain stranded costs, PSNH established PSNH Funding LLC and PSNH Funding LLC 2 (the funding companies). The funding companies were created as part of state sponsored securitization programs. The funding companies are restricted from engaging in non-related activities and are required to operate in a manner intended to reduce the likelihood that they would be included in their respective parent company's bankruptcy estate if they ever become involved in such bankruptcy proceedings.

For further information regarding these types of activities, see Note 1, "Summary of Significant Accounting Policies," Note 4, "Pension Benefits and Postretirement Benefits Other Than Pensions," Note 6B, "Commitments and Contingencies - Environmental Matters," and Note 11, "Income Tax Expense," to the consolidated financial statements.

Other Matters
Other Commitments and Contingencies: For further information regarding other commitments and contingencies, see Note 6, "Commitments and Contingencies," to the consolidated financial statements.

Contractual Obligations and Commercial Commitments: Information regarding PSNH's contractual obligations and commercial commitments at December 31, 2002, is summarized through 2007 as follows:

-----------------------------------------------------------------------
(Millions of
Dollars)                    2003     2004     2005      2006     2007
-----------------------------------------------------------------------
Capital leases             $ 0.5    $ 0.4   $  0.4    $  0.3    $ 0.2
Operating leases             4.6      4.1      3.4       3.1      1.7
Long-term contractual
  arrangements             154.6    157.6    158.4     154.3      77.2
-----------------------------------------------------------------------
Totals                    $159.7   $162.1   $162.2    $157.7     $79.1
-----------------------------------------------------------------------

Rate reduction bond amounts are not included in this table. For further information regarding NU's contractual obligations and commercial commitments, see Note 8, "Leases," and Note 6D, "Commitments and
Contingencies - Long-Term Contractual Arrangements," to the consolidated financial statements.

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

Results of Operations

The components of significant income statement variances for the past two years are provided in the table below.

---------------------------------------------------------------------------------------
                                        2002 over/(under)2001    2001 over/(under) 2000
Income Statement Variances              ---------------------    ----------------------
(Millions of Dollars)                   Amount        Percent    Amount         Percent
---------------------------------------------------------------------------------------
Operating Revenues                      $(125)          (11)%    $(120)          (9)%

Operating Expenses:
Fuel, purchased and net
  interchange power                      (326)          (46)      (140)         (16)
Other operation                             3             2          1            1
Maintenance                                 8            14          9           19
Depreciation                                1             3         (4)          (9)
Amortization of regulatory assets, net    174            (a)        20           43
Taxes other than income taxes              (4)          (11)        (4)          (9)
---------------------------------------------------------------------------------------
Total operating expenses                 (144)          (14)      (118)         (10)
---------------------------------------------------------------------------------------
Operating Income                           19            14         (2)          (1)
Interest expense, net                      (2)           (4)        13           36
Other income/(loss), net                  (38)           (a)        22           (a)
---------------------------------------------------------------------------------------
Income before income tax expense          (17)          (14)         7            7
Income tax expense                          2             4         (7)         (15)
Income before extraordinary loss          (19)          (23)        14           21
Extraordinary loss                          -             -        214           (a)
---------------------------------------------------------------------------------------
Net income/(loss)                      $  (19)          (23)%    $ 228           (a)%
=======================================================================================

(a) Percent greater than 100.

Operating Revenues
Operating revenue decreased $125 million or 11 percent in 2002, primarily due to lower retail and wholesale revenues. Retail revenues decreased $24 million, primarily due to the May 2001 rate decrease. Retail kilowatt-hour sales were essentially flat with a 0.1 percent decrease. Wholesale revenues decreased $100 million due to a reduction in prices and a lower volume of bilateral transactions and sales of excess capacity and energy.

Operating revenue decreased $120 million or 9 percent in 2001, primarily due to lower retail and wholesale revenues. Retail revenues decreased $75 million, primarily due to 5 and 11 percent rate decreases that were effective October 1, 2000 and May 1, 2001, respectively ($89 million) as part of PSNH restructuring, which was partially offset by higher retail sales ($14 million). Retail kilowatt-hour sales increased 1.2 percent. Wholesale revenues decreased $43 million due to lower capacity and energy sales.

Fuel, Purchased and Net Interchange Power
Fuel, purchased and net interchange power expense decreased $326 million in 2002, primarily due to the gain on the sale of utility plant resulting from the sale of Seabrook Station recorded on NAEC's books which was transferred to PSNH through the Seabrook Power Contracts ($171 million), lower purchased power from NAEC ($67 million), and lower expenses resulting from the decrease in wholesale energy sales.

Fuel, purchased and net interchange power expense decreased in 2001, primarily due to lower purchased power expenses and lower expenses from NAEC as a result of the buydown of the Seabrook Power Contracts.

Other Operation and Maintenance
Other operation and maintenance (O&M) expenses increased $11 million in 2002, primarily due to higher fossil/hydro production expense ($8 million) and higher transmission and distribution expense ($3 million).

Other O&M expenses increased $10 million in 2001, primarily due to higher fossil/hydro production expense ($12 million) and higher transmission and distribution expense ($2 million), partially offset by lower nuclear expense ($2 million) and administrative and general expense ($1 million).

Depreciation
Depreciation increased $1 million in 2002, primarily due to the construction of the new corporate headquarters.

Depreciation expense decreased in 2001, primarily due to the sale of Millstone unit three at the end of the first quarter 2001.

Amortization of Regulatory Assets, Net
Amortization of regulatory assets, net increased $174 million primarily due to recovery of stranded costs associated with the sale of the Seabrook Station.

Amortization of regulatory assets, net increased in 2001, primarily due to higher amortization related to restructuring.

Taxes Other Than Income Taxes
Taxes other than income taxes decreased $4 million in 2002, primarily due to the discontinuance of New Hampshire franchise taxes in 2001.

Taxes other than income taxes decreased in 2001, primarily due to lower New Hampshire franchise taxes in 2001.

Interest Expense, Net
Interest expense, net decreased in 2002 primarily due to the December 2001 refinancing of long-term debt at lower rates.

Interest expense, net increased in 2001 primarily due to interest associated with the issuance of rate reduction bonds in 2001, partially offset by lower interest on long-term debt resulting from the retirement and refinancing of long-term debt.

Other Income/(Loss), Net
Other Income/(loss), net decreased in 2002 as a result of PSNH's sale of its ownership in Millstone 3 in 2001 ($26 million), a gain on the disposition of property in 2001 ($4 million) and lower dividend income in 2002 ($2 million).

Other Income/(loss), net increased in 2001 as a result of PSNH's sale of its ownership in Millstone 3.

Income Tax Expense
Income tax expense increased in 2002 primarily as a result of reduced investment tax credit amortization, partially offset by the tax consequences of lower acquisition premium amortization. Income tax expense decreased in 2001, primarily due to the acceleration of investment tax credits associated with Seabrook due to the expected sale.

Extraordinary Loss, Net of Tax Benefit
Extraordinary loss in 2000 is due to an after-tax write-off by PSNH of approximately $225 million of stranded costs under the Restructuring Settlement with the state of New Hampshire, combined with other positive effects relating to the discontinuation of SFAS No. 71 ($11 million).



Independent Auditors' Report
----------------------------

To the Board of Directors of
Public Service Company of New Hampshire:

We have audited the accompanying consolidated balance sheet of Public Service Company of New Hampshire and subsidiaries (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) (the "Company") as of December 31, 2002, and the related consolidated statements of income, comprehensive income, common stockholder's equity, and cash flows for the year then ended. The consolidated financial statements of the Company as of December 31, 2001 and 2000, and for the years then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 22, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the 2002 consolidated financial statements present fairly, in all material respects, the financial position of Public Service Company of New Hampshire and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
    ---------------------
    DELOITTE & TOUCHE LLP

Hartford, Connecticut
January 28, 2003



Report of Independent Public Accountants
----------------------------------------

To the Board of Directors
of Public Service Company of New Hampshire:

We have audited the accompanying consolidated balance sheets of Public Service Company of New Hampshire and subsidiaries (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Service Company of New Hampshire and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

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



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------
At December 31,                                                   2002             2001
----------------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ASSETS
------

Current Assets:
  Cash....................................................... $     5,319      $     1,479
  Receivables, less provision for uncollectible
    accounts of $1,990 in 2002 and $1,737 in 2001............      68,204           70,540
  Accounts receivable from affiliated companies..............       9,667           13,055
  Unbilled revenues..........................................      32,004           29,268
  Notes receivable from affiliated companies.................      23,000              -
  Fuel, materials and supplies, at average cost..............      49,182           42,047
  Prepayments and other......................................      10,032           10,211
                                                              -----------      -----------
                                                                  197,408          166,600
                                                              -----------      -----------
Property, Plant and Equipment:
  Electric utility...........................................   1,431,710        1,447,955
  Other......................................................       6,195            6,221
                                                              -----------      -----------
                                                                1,437,905        1,454,176
     Less: Accumulated depreciation..........................     715,736          689,397
                                                              -----------      -----------
                                                                  722,169          764,779
  Construction work in progress..............................      50,547           44,961
                                                              -----------      -----------
                                                                  772,716          809,740
                                                              -----------      -----------
Deferred Debits and Other Assets:
  Regulatory assets..........................................     859,871        1,046,760
  Other .....................................................      92,280           71,414
                                                              -----------      -----------
                                                                  952,151        1,118,174
                                                              -----------      -----------

Total Assets................................................  $ 1,922,275      $ 2,094,514
                                                              ===========      ===========

The accompanying notes are an integral part of these consolidated financial statements.


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------
At December 31,                                                  2002              2001
---------------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to banks....................................  $     -          $    60,500
  Notes payable to affiliated companies.....................        -               23,000
  Obligations under Seabrook Power Contracts
    and other capital leases - current portion..............         206            24,164
  Accounts payable..........................................      54,588            32,285
  Accounts payable to affiliated companies..................       4,008            18,727
  Accrued taxes.............................................      65,317             2,281
  Accrued interest..........................................      11,333             9,428
  Overcollections on rate reduction bonds...................      25,555            12,479
  Other.....................................................      12,468            12,685
                                                              ----------       -----------
                                                                 173,475           195,549
                                                              ----------       -----------

Rate Reduction Bonds........................................     510,841           507,381
                                                              ----------       -----------

Obligations under Seabrook Power Contracts
  and Other Capital Leases..................................         986            86,111
                                                              ----------       -----------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes.........................     359,910           423,050
  Accumulated deferred investment tax credits...............       2,680            12,015
  Deferred contractual obligations..........................      56,165            37,712
  Accrued pension...........................................      37,933            37,326
  Other.....................................................      51,170            46,260
                                                              ----------       -----------
                                                                 507,858           556,363
                                                              ----------       -----------
Capitalization:
  Long-Term Debt............................................     407,285           407,285
                                                              ----------       -----------
  Common Stockholder's Equity:
    Common stock, $1 par value - authorized
     100,000,000 shares; 301 shares outstanding
     in 2002 and 388 shares in 2001.........................        -                 -
    Capital surplus, paid in................................     126,937           165,000
    Retained earnings.......................................     194,998           176,419
    Accumulated other comprehensive (loss)/income...........        (105)              406
                                                              ----------       -----------
  Common Stockholder's Equity...............................     321,830           341,825
                                                              ----------       -----------
Total Capitalization........................................     729,115           749,110
                                                              ----------       -----------
Commitments and Contingencies (Note 6)

Total Liabilities and Capitalization.......................  $ 1,922,275       $ 2,094,514
                                                             ===========       ===========

The accompanying notes are an integral part of these consolidated financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                               2002            2001             2000
------------------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)

Operating Revenues......................................   $ 1,046,738     $ 1,171,686      $ 1,291,332
                                                           -----------     -----------      -----------
Operating Expenses:
  Operation -
     Fuel, purchased and net interchange power..........       387,987         713,668          853,563
     Other..............................................       126,506         123,533          122,268
  Maintenance...........................................        64,146          56,276           47,429
  Depreciation..........................................        40,941          39,741           43,873
  Amortization of regulatory assets, net................       238,960          65,445           45,874
  Taxes other than income taxes.........................        34,226          38,375           42,321
                                                           -----------     -----------      -----------
    Total operating expenses............................       892,766       1,037,038        1,155,328
                                                           -----------     -----------      -----------
Operating Income........................................       153,972         134,648          136,004

Interest Expense:
  Interest on long-term debt............................        16,752          29,308           37,086
  Interest on rate reduction bonds......................        30,499          20,721             -
  Other interest........................................         1,874             915              471
                                                           -----------     -----------      -----------
    Interest expense, net...............................        49,125          50,944           37,557
                                                           -----------     -----------      -----------
Other (Loss)/Income, Net................................        (1,671)         36,643           14,360
                                                           -----------     -----------      -----------
Income Before Income Tax Expense........................       103,176         120,347          112,807
Income Tax Expense......................................        40,279          38,571           45,256
                                                           -----------     -----------      -----------
Income Before Extraordinary Loss........................        62,897          81,776           67,551
Extraordinary loss, net of tax benefit
  of $155,783...........................................          -               -            (214,217)
                                                           -----------     -----------      -----------
Net Income/(Loss).......................................   $    62,897     $    81,776      $  (146,666)
                                                           ===========     ===========      ===========

STATEMENTS OF COMPREHENSIVE INCOME

Net Income/(Loss).......................................   $    62,897     $    81,776      $  (146,666)
                                                           -----------     -----------      -----------
Other comprehensive (loss)/income, net of tax:
  Unrealized (losses)/gains on securities...............          (620)           (801)             133
  Minimum pension liability adjustments.................           109             -               -
                                                           -----------     -----------      -----------
Comprehensive Income/(Loss).............................   $    62,386     $    80,975      $  (146,533)
                                                           ===========     ===========      ===========

The accompanying notes are an integral part of these consolidated financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

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
                                                        Stock      Paid In     Earnings    Income/(Loss)      (a)
-------------------------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)

Balance at January 1, 2000........................    $     1     $424,654     $319,938       $1,074       $745,667

    Net loss for 2000.............................                             (146,666)                   (146,666)
    Cash dividends on preferred stock.............                               (3,962)                     (3,962)
    Cash dividends on common stock................                              (50,000)                    (50,000)
    Capital stock expenses, net...................                     255                                      255
    Allocation of benefits - ESOP (b).............                                3,867                       3,867
    Other comprehensive income....................                                               133            133
                                                      -------     --------     --------       ------       --------
Balance at December 31, 2000......................          1      424,909      123,177        1,207        549,294

    Net income for 2001...........................                               81,776                      81,776
    Cash dividends on preferred stock.............                               (1,286)                     (1,286)
    Cash dividends on common stock................                              (27,000)                    (27,000)
    Repurchase of common stock....................         (1)    (259,999)                                (260,000)
    Capital stock expenses, net...................                      90                                       90
    Allocation of benefits - ESOP.................                                 (248)                       (248)
    Other comprehensive loss......................                                              (801)          (801)
                                                      -------     --------     --------       ------       --------
Balance at December 31, 2001......................       -         165,000      176,419          406        341,825

    Net income for 2002...........................                               62,897                      62,897
    Cash dividends on common stock................                              (45,000)                    (45,000)
    Repurchase of common stock....................                 (37,000)                                 (37,000)
    Allocation of benefits - ESOP.................                  (1,063)         682                        (381)
    Other comprehensive loss......................                                              (511)          (511)
                                                      -------     --------     --------       ------       --------
Balance at December 31, 2002......................    $  -        $126,937     $194,998       $ (105)      $321,830
                                                      =======     ========     ========       ======       ========

(a) The company has no dividend restrictions. However, the company has two tests it must meet before it can pay out any dividends. The most restrictive of which limits the company to paying out no greater than $195.0 million of equity at December 31, 2002.

(b) In June 1999, PSNH paid NU parent $10.6 million for NU shares issued from 1992 through 1998 on behalf of its employees in accordance with NU's 401(k) plan. This transaction resulted in a reduction of the NU parent loss and a tax benefit to PSNH. The amount in 2000 represents the remaining previously allocated 1993 through 1999 NU parent losses.

The accompanying notes are an integral part of these consolidated financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                           2002           2001          2000
--------------------------------------------------------------------------------------------------------------
                                                                                (Thousands of Dollars)
Operating activities:
  Income before extraordinary loss...............................       $  62,897     $  81,776      $  67,551
  Adjustments to reconcile to net cash flows
   provided by operating activities:
    Depreciation.................................................          40,941        39,741         43,873
    Deferred income taxes and investment tax credits, net........         (79,866)      195,422           (521)
    Net amortization/(deferral) of recoverable energy costs......           9,859       (21,234)       (35,860)
    Amortization of regulatory assets, net.......................         238,960        65,445         45,874
    Net other (uses)/sources of cash.............................         (27,703)      (62,298)       140,308
  Changes in working capital:
    Receivables and unbilled revenues, net.......................           2,989         3,212         20,597
    Fuel, materials and supplies.................................          (7,135)      (13,287)         9,316
    Accounts payable.............................................           7,583       (48,888)        23,110
    Accrued taxes................................................          63,036         1,624        (33,048)
    Other working capital (excludes cash)........................          14,432        31,095          6,646
                                                                        ---------     ---------      ---------
Net cash flows provided by operating activities..................         325,993       272,608        287,846
                                                                        ---------     ---------      ---------

Investing Activities:
  Investments in plant:
    Electric utility plant.......................................        (109,770)      (92,626)       (69,500)
    Nuclear fuel.................................................            -              (37)        (1,153)
                                                                        ---------     ---------      ---------
  Cash flows used for investments in plant.......................        (109,770)      (92,663)       (70,653)
  NU system Money Pool (lending)/borrowing.......................         (46,000)       23,000           -
  Investments in nuclear decommissioning trusts..................            -             (137)          (686)
  Net proceeds from sale of utility plant........................            -           24,888           -
  Buyout of IPP contracts........................................          (5,152)      (48,164)          -
  Other investment activities, net...............................          (8,269)      (30,906)         2,268
                                                                        ----------    ---------      ---------
Net cash flows used in investing activities......................        (169,191)     (123,982)       (69,071)
                                                                        ----------    ---------      ---------

Financing Activities:
  Repurchase of common stock.....................................         (37,000)     (260,000)          -
  Issuance of long-term debt.....................................            -          287,485           -
  Issuance of rate reduction bonds...............................          50,000       525,000           -
  Retirement of rate reduction bonds.............................         (46,540)      (17,619)          -
  Net (decrease)/increase in short-term debt.....................         (60,500)       60,500           -
  Reacquisitions and retirements of long-term debt...............            -         (287,485)      (109,200)
  Reacquisitions and retirements of preferred stock..............            -          (24,268)       (25,732)
  Buydown of capital lease obligation............................            -         (497,508)          -
  Cash dividends on preferred stock..............................            -           (1,286)        (3,962)
  Cash dividends on common stock.................................         (45,000)      (27,000)       (50,000)
  Other financing activities, net................................         (13,922)      (21,448)       (96,922)
                                                                        ---------     ---------      ---------
Net cash flows used in financing activities......................        (152,962)     (263,629)      (285,816)
                                                                        ---------     ---------      ---------
Net increase/(decrease) in cash..................................           3,840      (115,003)       (67,041)
Cash - beginning of year.........................................           1,479       116,482        183,523
                                                                        ---------     ---------      ---------
Cash - end of year...............................................       $   5,319     $   1,479      $ 116,482
                                                                        =========     =========      =========

Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized...........................       $  47,506     $  47,369      $  38,819
                                                                        =========     =========      =========
  Income taxes...................................................       $  56,458     $ 168,021      $  22,575
                                                                        =========     =========      =========

The accompanying notes are an integral part of these consolidated financial statements.



Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

A.  About Public Service Company of New Hampshire
Public Service Company of New Hampshire (PSNH or the company) along with The Connecticut Light and Power Company (CL&P), and Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation (NAEC), Holyoke Water Power Company (HWP) and Yankee Energy System, Inc. (Yankee) are the operating companies comprising the Northeast Utilities system and are wholly owned by Northeast Utilities (NU). PSNH furnishes franchised retail electric service in New Hampshire and CL&P and WMECO furnish franchised retail electric service in Connecticut and western Massachusetts. NAEC previously sold all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contracts). Seabrook was sold on November 1, 2002. NU's other subsidiaries include HWP, a company engaged in the production of electric power, Yankee, the parent company of Yankee Gas Services Company (Yankee Gas), Connecticut's largest natural gas distribution system, and several other competitive subsidiaries including Select Energy, Inc., Northeast Generation Company, Northeast Generation Services Company, and Select Energy Services, Inc.

PSNH is registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. NU is registered with the SEC as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act) and NU, including PSNH, is subject to the provisions of the 1935 Act. Arrangements among PSNH, other NU companies, outside agencies, and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. PSNH is subject to further regulation for rates, accounting and other matters by the FERC and the New Hampshire Public Utilities Commission (NHPUC).

Several wholly owned subsidiaries of NU provide support services for various NU's companies, and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to NU's companies. Until the sale of Seabrook on November 1, 2002, North Atlantic Energy Service Corporation had operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

B.  Presentation
The consolidated financial statements of PSNH include the accounts of all subsidiaries. Intercompany transactions have been eliminated in consolidation.

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

C.  New Accounting Standards
Asset Retirement Obligations: In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
(SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement requires that legal obligations associated with the retirement of property, plant and equipment be recognized as a liability at fair value when incurred and when a reasonable estimate of the fair value of the liability can be made. SFAS No. 143 is effective on January 1, 2003, for PSNH. Management has completed its review process for potential asset retirement obligations (AROs) and has not identified any material AROs which have been incurred. However, management has identified certain removal obligations which arise in the ordinary course of business that either have a low probability of occurring or are not material in nature. These types of obligations primarily relate to transmission and distribution lines and poles, telecommunication towers, transmission cables and certain FERC or state regulatory agency re-licensing issues.

A portion of PSNH's rates are intended to recover the cost of removal of certain utility assets. The amounts recovered do not represent AROs. At December 31, 2002, PSNH maintained approximately $66.6 million in cost of removal regulatory liabilities, which are included in the accumulated provision for depreciation.

Guarantees: In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires that disclosures be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Interpretation No. 45 does not apply to certain guarantee contracts, such as residual value guarantees provided by lessees in capital leases, guarantees that are accounted for as derivatives, guarantees that represent contingent consideration in a business combination, guarantees issued between either parents and their subsidiaries or corporations under common control, a parent's guarantee of a subsidiary's debt to a third party, and a subsidiary's guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent. The initial recognition and initial measurement provisions of Interpretation No. 45 are applicable to PSNH on a prospective basis to guarantees issued or modified after January 1, 2003. Currently, management does not expect the adoption of the initial recognition and initial measurement provisions of Interpretation No. 45 to have a material impact on PSNH's consolidated financial statements.

Consolidation of Variable Interest Entities: In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 addresses the consolidation and disclosure requirements for companies that hold an equity interest in a variable interest entity
(VIE), regardless of the date on which the VIE was created. Interpretation No. 46 requires consolidation of a VIE's assets, liabilities and noncontrolling interests at fair value when a company is the primary beneficiary, which is defined as a company that absorbs a majority of the expected losses, risks and revenues from the VIE as a result of holding a contractual or other financial interest in the VIE. Consolidation is not required under Interpretation No. 46 for those companies that hold a significant equity interest in a VIE but are not the primary beneficiary. Interpretation No. 46 is effective for PSNH beginning in the third quarter of 2003. At December 31, 2002, PSNH held equity interests in various VIEs, for which PSNH was not the primary beneficiary, as PSNH does not absorb a majority of the expected losses, risks and revenues from the VIEs or provide a substantial portion of financial support. As a result, management does not expect the adoption of Interpretation No. 46 to have a material impact on PSNH's consolidated financial statements. For further information regarding PSNH's investments in its VIEs, see Note 1D, "Equity Investments and Jointly Owned Electric Utility Plant" to the consolidated financial statements.

D.  Equity Investments and Jointly Owned Electric Utility Plant
Regional Nuclear Generating Companies: PSNH owns common stock in four regional nuclear companies (Yankee Companies). PSNH's ownership interests in the Yankee Companies at December 31, 2002 and 2001, which are accounted for on the equity method are 5 percent of the Connecticut Yankee Atomic Power Company (CYAPC), 7 percent of the Yankee Atomic Electric Company (YAEC), 5 percent of Maine Yankee Atomic Power Company (MYAPC), and 4.3 percent of Vermont Yankee Nuclear Power Corporation (VYNPC). PSNH's total equity investment in the Yankee Companies and its exposure to loss as a result of these investments at December 31, 2002 and 2001, is $8 million and $8.5 million, respectively. These investments are VIEs under FASB Interpretation No. 46. Excluding VYNPC, which sold its nuclear generating plant, each Yankee Company owns a single decommissioned nuclear generating plant. On July 31, 2002, VYNPC consummated the sale of its nuclear generating plant to a subsidiary of Entergy Corporation for approximately $180 million.

Wyman Unit 4: PSNH has a 3.14 percent ownership interest in Wyman Unit 4, a 632 megawatt oil-fired generating unit. At December 31, 2002 and 2001, plant-in-service included $6.2 million and $6.1 million, respectively, net of the accumulated provision for depreciation of $4.7 million and $4.5 million, respectively.

E.  Depreciation
The provision for depreciation is calculated using the straight-line method based on the estimated remaining useful lives of depreciable utility plant-in-service, which range primarily from 14 years to 75 years, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Depreciation rates are applied to plant-in-service from the time they are placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric utility plant-in-service are equivalent to a composite rate of 3 percent in 2002 and 2001 and
3.2 percent in 2000.

F.  Revenues
Revenues are based on rates approved by the state regulatory commissions. These regulated rates are applied to customer's accounts based on their use of energy. In general, rates can only be changed through formal proceedings with the NHPUC.

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

G.  Regulatory Accounting and Assets
The accounting policies of PSNH conform to accounting principles generally accepted in the United States of America applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."

PSNH's transmission and distribution businesses continue to be cost-of-service rate regulated, and management believes the application of SFAS No. 71 to that portion of those businesses continues to be appropriate. Management believes it is probable that PSNH will recover its investments in long-lived assets, including regulatory assets. In addition, all material regulatory assets are earning a return, except for securitized regulatory assets. The components of PSNH's regulatory assets are as follows:

---------------------------------------------------------------------
                                                 At December 31,
---------------------------------------------------------------------
(Millions of Dollars)                           2002          2001
---------------------------------------------------------------------
Recoverable nuclear costs                     $ 36.8      $   40.5
Securitized regulatory assets                  505.4         498.2
Income taxes, net                               96.5          87.9
Unrecovered contractual obligations             58.7          38.8
Recoverable energy costs, net                  241.7         251.6
Other                                          (79.2)        129.8
---------------------------------------------------------------------
Total                                         $859.9      $1,046.8
---------------------------------------------------------------------

At December 31, 2002, other regulatory assets included a regulatory liability in the amount of $166.2 million, related primarily to the gain on the sale of Seabrook.

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

PSNH, under the terms of contracts with the Yankee Companies, is responsible for its proportionate share of the remaining costs of the units, including decommissioning. These remaining amounts are recorded as unrecovered contractual obligations and recovered as stranded costs. During 2002, PSNH was notified by the Yankee Companies that the estimated cost of decommissioning their units had increased over prior estimates due to higher anticipated costs for spent fuel storage, security and liability and property insurance. In December 2002, PSNH recorded an additional $23.6 million in deferred contractual obligations and a corresponding increase in the unrecovered contractual obligations regulatory asset as a result of these increased costs.

PSNH, under the Energy Policy Act of 1992 (Energy Act), was assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D Assessment). The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. PSNH is currently recovering these costs through rates. No D&D Assessment deferrals were outstanding at December 31, 2002. At December 31, 2001, PSNH's total D&D Assessment deferrals were $0.2 million and have been recorded as recoverable energy costs, net.

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

The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

--------------------------------------------------------------------------
                                                   At December 31,
--------------------------------------------------------------------------
(Millions of Dollars)                             2002         2001
--------------------------------------------------------------------------
Accelerated depreciation and
  other plant-related differences               $ 73.3       $ 85.8
Regulatory assets:
  Securitized contract termination
    costs and other                              163.0        177.9
  Income tax gross-up                             36.8         37.8
Other                                             86.8        121.6
--------------------------------------------------------------------------
Totals                                          $359.9       $423.1
--------------------------------------------------------------------------

I.  Other (Loss)/Income, Net
The pre-tax components of PSNH's other (loss)/income, net items are as follows:

--------------------------------------------------------------------------
                                        For the Years Ended December 31,
--------------------------------------------------------------------------
(Millions of Dollars)                    2002         2001         2000
--------------------------------------------------------------------------
Gain related to Millstone sale          $  -         $25.9        $  -
Investment income                         1.2          2.3         14.9
Other, net                               (2.9)         8.4         (0.5)
--------------------------------------------------------------------------
Totals                                  $(1.7)       $36.6        $14.4
--------------------------------------------------------------------------

2.  Seabrook Power Contracts

PSNH and NAEC had entered into two power contracts that previously obligated PSNH to purchase NAEC's 35.98 percent ownership of the capacity and output of Seabrook for the term of Seabrook's operating license. NAEC's cost of service included all of its Seabrook-related costs, including operation and maintenance (O&M) expenses, fuel expense, income and property tax expense, depreciation expense, certain overhead and other costs, and a return on its allowed investment. With the implementation of the Settlement Agreement, PSNH and NAEC restructured the power contracts and bought down the value of the Seabrook plant asset, as defined within the Settlement Agreement, to $100 million. On November 1, 2002, NAEC consummated the sale of its investment in
Seabrook.   With the sale of NAEC's ownership interest in Seabrook, sales of capacity and output under the Seabrook Power Contracts ended.

3.  Short-Term Debt

Limits: The amount of short-term borrowings that may be incurred by PSNH is subject to periodic approval by either the SEC under the 1935 Act or by the NHPUC. PSNH is authorized by the NHPUC to incur short-term borrowings up to a maximum of $100 million.

Credit Agreement: On November 12, 2002, PSNH, CL&P, WMECO and Yankee Gas entered into a new unsecured 364-day revolving credit facility for $300 million. This facility replaced a $350 million facility for PSNH, CL&P, WMECO and Yankee Gas, which expired on November 15, 2002. PSNH may draw up to $100 million under this facility. Unless extended, the credit facility will expire on November 11, 2003. At December 31, 2002 and 2001, there were no borrowings and $60.5 million, in borrowings, respectively, under these facilities.

Under the aforementioned credit agreement, PSNH may borrow at fixed or variable rates plus an applicable margin based upon certain debt ratings, as rated by the lower of Standard and Poor's or Moody's Investors Service. The weighted average interest rate on PSNH's notes payable to banks outstanding on December 31, 2001 was 2.9 percent.

This credit agreement provides that PSNH must comply with certain financial and nonfinancial covenants as are customarily included in such agreements, including, but not limited to, consolidated debt ratios and interest coverage ratios. PSNH currently is and expects to remain in compliance with these covenants.

Money Pool: Certain subsidiaries of NU, including PSNH, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of NU and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2002 and 2001, PSNH had $23 million of lendings to and $23 million of borrowings from the Pool, respectively. The interest rate on lendings to and borrowings from the Pool at December 31, 2002 and 2001 was 1.2 percent and 1.5 percent, respectively.

4.  Pension Benefits and Postretirement Benefits Other Than Pensions

PSNH participates in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. Pre-tax pension expense/income, approximately 35 percent of which was recorded as utility plant, was $0.6 million in expense in 2002, $3.9 million in income in 2001 and $4.3 million in income in 2000. These amounts exclude pension settlements, curtailments and net special termination expenses of $1.3 million in 2001.

In conjunction with the Voluntary Separation Program (VSP) that was announced in December 2000, PSNH recorded $0.5 million in settlement income and $0.3 million in curtailment income in 2001. The VSP was intended to reduce the generation-related support staff between March 1, 2001 and February 28, 2002, and was available to non-bargaining unit employees who, by February 1, 2002, were at least age 50, with a minimum of five years of credited service, and at December 15, 2000, were assigned to certain groups and in eligible job classifications.

One component of the VSP included special pension termination benefits equal to the greater of five years added to both age and credited service of eligible participants or two weeks of pay for each year of service subject to a minimum level of 12 weeks and a maximum of 52 weeks for eligible participants. The special pension termination benefits expense associated with the VSP totaled $2.1 million in 2001. The net total of the settlement and curtailment income and the special termination benefits expense was $1.3 million of expense, of which $1.2 million was included in operating expenses and $0.1 million was deferred as a regulatory liability and returned to the customers.

Postretirement Benefits Other Than Pensions (PBOP): NU's subsidiaries, including PSNH, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from NU who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the estimated work life of the employee. NU annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

In 2001, PSNH recorded PBOP special termination benefits expense of $0.2 million in connection with the VSP. This amount was recorded as a regulatory asset and collected through regulated utility rates in 2002.
In 2002, the PBOP plan was amended to change the claims experience basis, to increase minimum retiree contributions and to reduce the cap on the company's subsidy to the dental plan. These amendments resulted in a $4.6 million decrease in PSNH's benefit obligation under the PBOP plan at December 31, 2002.

The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:

-------------------------------------------------------------------------------------------------
                                                                 At December 31,
-------------------------------------------------------------------------------------------------
                                                  Pension Benefits      Postretirement Benefits
-------------------------------------------------------------------------------------------------
(Millions of Dollars)                             2002         2001         2002        2001
-------------------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year         $(227.9)     $(211.1)      $(65.4)     $(52.9)
Service cost                                       (5.8)        (5.0)        (1.1)       (1.1)
Interest cost                                     (16.8)       (15.8)        (4.6)       (4.3)
Plan amendment                                     (1.8)         -            4.6         -
Transfers                                          (0.5)         0.1          -           -
Actuarial loss                                    (20.6)        (9.5)        (4.1)      (12.4)
Benefits paid - excluding lump sum payments        12.3         11.9          6.9         5.4
Benefits paid - lump sum payments                   0.2          3.2          -           -
Curtailments and settlements                        -            0.4          -          (0.1)
Special termination benefits                        -           (2.1)         -           -
-------------------------------------------------------------------------------------------------
Benefit obligation at end of year               $(260.9)     $(227.9)      $(63.7)     $(65.4)
-------------------------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year  $ 196.6      $ 221.8       $ 28.4      $ 32.4
Actual return on plan assets                      (21.1)       (10.0)        (2.5)       (2.9)
Employer contribution                               -            -            5.4         4.3
Transfers                                           0.5         (0.1)         -           -
Benefits paid - excluding lump sum payments       (12.3)       (11.9)        (6.9)       (5.4)
Benefits paid - lump sum payments                  (0.2)        (3.2)          -          -
-------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year        $ 163.5      $ 196.6       $ 24.4      $ 28.4
-------------------------------------------------------------------------------------------------
Funded status at December 31                    $ (97.4)     $ (31.3)      $(39.3)     $(37.0)
Unrecognized transition obligation                  2.3          2.7         24.8        32.2
Unrecognized prior service cost                    14.5         14.1          -           -
Unrecognized net loss/(gain)                       42.7        (22.8)        14.4         4.6
-------------------------------------------------------------------------------------------------
Accrued benefit cost                            $ (37.9)     $ (37.3)      $ (0.1)     $ (0.2)
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

The components of net periodic benefit (income)/expense are:

----------------------------------------------------------------------------------------------------------
                                                                       At December 31,
----------------------------------------------------------------------------------------------------------
                                                      Pension Benefits          Postretirement Benefits
----------------------------------------------------------------------------------------------------------
(Millions of Dollars)                            2002       2001      2000      2002      2001      2000
----------------------------------------------------------------------------------------------------------
Service cost                                    $ 5.8    $  5.0      $ 4.8     $ 1.1    $  1.1     $ 0.9
Interest cost                                    16.8      15.8       15.0       4.6       4.3       3.9
Expected return on plan assets                  (20.3)    (20.9)     (19.7)     (2.9)     (2.9)     (2.6)
Amortization of unrecognized net
  transition obligation                           0.3       0.3        0.3       2.8       2.9       2.9
Amortization of prior service cost                1.4       1.3        1.3        -         -         -
Amortization of actuarial gain                   (3.4)     (5.4)      (6.0)       -         -         -
Other amortization, net                            -         -          -       (0.3)     (1.1)     (0.6)
----------------------------------------------------------------------------------------------------------
Net periodic expense/(income) - before
  settlements, curtailments and special
  termination benefits                            0.6      (3.9)      (4.3)      5.3       4.3       4.5
----------------------------------------------------------------------------------------------------------
Settlement income                                  -       (0.5)        -         -         -         -
Curtailment income                                 -       (0.3)        -         -         -         -
Special termination benefits expense               -        2.1         -         -        0.2        -
----------------------------------------------------------------------------------------------------------
Total - settlements, curtailments and special
  termination benefits                             -        1.3         -         -        0.2        -
----------------------------------------------------------------------------------------------------------
Total - net periodic expense/(income)           $ 0.6    $ (2.6)     $(4.3)    $ 5.3    $  4.5     $ 4.5
----------------------------------------------------------------------------------------------------------

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
-----------------------------------------------------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

--------------------------------------------------------------------------
                                      One Percentage     One Percentage
(Millions of Dollars)                 Point Increase     Point Decrease
--------------------------------------------------------------------------
Effect on total service and
  interest cost components                 $0.1               $(0.1)
Effect on postretirement
   benefit obligation                      $1.9               $(1.7)
--------------------------------------------------------------------------

Currently, PSNH's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

The trust holding the post retirement benefit health plan assets is subject to federal income taxes.

5.  Nuclear Generation Asset Divestitures

Seabrook: On November 1, 2002, NAEC consummated the sale of its 35.98 percent ownership interest in Seabrook to a subsidiary of FPL. CL&P, NAEC and certain other of the joint owners collectively sold 88.2 percent of Seabrook to FPL. NAEC received approximately $331 million of total cash proceeds from the sale of Seabrook. A portion of this cash was used to repay all $90 million of NAEC's outstanding debt, to return a portion of NAEC's equity to NU and will be used to pay approximately $95 million in taxes. The remaining proceeds received by NAEC were refunded to PSNH through the Seabrook Power Contracts. As part of the sale, FPL assumed responsibility for decommissioning Seabrook.

VYNPC: On July 31, 2002, VYNPC consummated the sale of its nuclear generating plant to a subsidiary of Entergy Corporation (Entergy) for approximately $180 million. As part of the sale, Entergy assumed responsibility for decommissioning VYNPC's nuclear generating unit. Under the terms of the sale, PSNH will continue to buy 4 percent of the plant's output through March 2012 at a range of fixed prices.

Millstone: On March 31, 2001, CL&P, PSNH and WMECO sold their ownership interests in Millstone 3 to a subsidiary of Dominion Resources, Inc. (Dominion). CL&P, PSNH and WMECO sold their ownership interests in Millstone 3 to Dominion along with all of the unaffiliated joint ownership interests in Millstone 3. PSNH received approximately $25 million of cash proceeds from the sale and applied the proceeds to taxes and reductions of debt and equity. As part of the sale, Dominion assumed responsibility for decommissioning the three Millstone units.

6.  Commitments and Contingencies

A.  Restructuring and Rate Matters
In July 2001, the NHPUC opened a docket to review the FPPAC costs incurred between August 2, 1999, and April 30, 2001. Under the Restructuring Settlement, FPPAC deferrals are recovered as a Part 3 stranded cost through the stranded cost recovery charge. On December 31, 2002, the NHPUC issued its final order allowing recovery of virtually all such costs.

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

B.  Environmental Matters
PSNH is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of the environment. As such, PSNH has active environmental auditing and training programs and believes it is substantially in compliance with the current laws and regulations.

However, the normal course of operations may necessarily involve activities and substances that expose PSNH to potential liabilities of which management cannot determine the outcome. Additionally, management cannot determine the outcome for liabilities that may be imposed for past acts, even though such past acts may have been lawful at the time they occurred. Management does not believe, however, that this will have a material impact on PSNH's consolidated financial statements.

Based upon currently available information for the estimated remediation costs as of December 31, 2002 and 2001, the liability recorded by PSNH for its estimated environmental remediation costs amounted to $10.8 million and $11.4 million, respectively. These amounts include $8.7 million and $9.3 million at December 31, 2002 and 2001, respectively, for remediation of former manufactured gas plants.

PSNH has a regulatory recovery mechanism for environmental costs.
Accordingly, regulatory assets have been recorded for certain environmental liabilities.

C.  Nuclear Insurance Contingencies
In conjunction with the divestiture of Millstone in 2001 and Seabrook in 2002, NU and PSNH terminated their nuclear insurance related to these plants, and PSNH has no further exposure for potential assessments related to Millstone and Seabrook. However, through its continuing association with Nuclear Electric Insurance Limited (NEIL) and CYAPC and VYNPC, NU is subject to potential retrospective assessments totaling $0.8 million under its respective NEIL insurance policies.

D.  Long-Term Contractual Arrangements
VYNPC: Previously, under the terms of their agreements, PSNH paid its ownership (or entitlement) shares of costs, which included depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital to VYNPC and recorded these costs as purchased-power expenses. On July 31, 2002, VYNPC consummated the sale of its nuclear generating unit to a subsidiary of Entergy for approximately $180 million. Under the terms of the sale, PSNH will continue to buy approximately 4 percent of the plant's output through March 2012 at a range of fixed prices. PSNH's cost of purchases under contracts with VYNPC amounted to $6.9 million in 2002, $6.5 million in 2001, and $6.4 million in 2000.

Electricity Procurement Obligations: PSNH has entered into various arrangements for the purchase of electricity. The total cost of purchases under these arrangements amounted to $121.2 million in 2002, $144.4 million in 2001, and $144.9 million in 2000. These amounts are for independent power producer contracts and do not include PSNH's short-term power supply management.

Hydro-Quebec: Along with other New England utilities, PSNH has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. PSNH is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.

Estimated Future Annual Costs: The estimated future annual costs of PSNH's significant long-term contractual arrangements are as follows:

-------------------------------------------------------------------------------
(Millions of Dollars)         2003       2004       2005       2006      2007
-------------------------------------------------------------------------------
VYNPC                       $  7.7     $  7.3     $  6.8     $  7.1     $ 6.8
Electricity Procurement
  Obligations                138.7      142.3      143.8      140.2      63.7
Hydro-Quebec                   8.2        8.0        7.8        7.0       6.7
-------------------------------------------------------------------------------
Totals                      $154.6     $157.6     $158.4     $154.3     $77.2
-------------------------------------------------------------------------------

E.  Nuclear Decommissioning and Plant Closure Costs
In conjunction with the Millstone, Seabrook and VYNPC nuclear generation asset divestitures, the applicable liabilities and nuclear decommissioning trusts were transferred to the purchasers and the purchasers agreed to assume responsibility for decommissioning their respective units.

During 2002, NU, along with the other joint owners, were notified by the Yankee Companies that the estimated cost of decommissioning the units owned by CYAPC, YAEC and MYAPC increased in total by approximately $380 million over prior estimates due to higher anticipated costs for spent fuel storage, security and liability and property insurance. PSNH's share of this increase would total $23.6 million. Following rate cases to be filed by the Yankee Companies with the FERC, NU will seek recovery of the higher decommissioning costs from retail customers through the appropriate state regulatory agency. At December 31, 2002 and 2001, PSNH's remaining estimated obligations, for decommissioning for the units owned by CYAPC, YAEC and MYAPC, which have been shut down were $56.2 million and $37.7 million, respectively.

7.  Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Long-Term Debt and Rate Reduction Bonds: The fair value of PSNH's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of PSNH's financial instruments and the estimated fair values are as follows:

-------------------------------------------------------------------------------
                                                   At December 31, 2002
-------------------------------------------------------------------------------
(Millions of Dollars)                         Carrying Amount     Fair Value
-------------------------------------------------------------------------------
Long-term debt -
  Other long-term debt                             $407.3           $421.6
Rate reduction bonds                                510.8            565.4
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                   At December 31, 2001
-------------------------------------------------------------------------------
(Millions of Dollars)                         Carrying Amount     Fair Value
-------------------------------------------------------------------------------
Long-term debt -
  Other long-term debt                             $407.3           $410.0
Rate reduction bonds                                507.4            519.4
-------------------------------------------------------------------------------

Other Financial Instruments: The carrying value of financial instruments included in current assets and current liabilities approximates their fair value.

8.  Leases

PSNH has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles and office space. The provisions of these lease agreements generally provide for renewal options.

Capital lease rental payments charged to operating expense were $0.4 million in 2002, $0.7 million in 2001, and $1 million in 2000. Interest included in capital lease rental payments was $0.3 million in 2002, 2001 and 2000. Operating lease rental payments charged to expense were $2.6 million in 2002, $3.9 million in 2001, and $3.5 million in 2000.

Future minimum rental payments, excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 2002, are as follows:

--------------------------------------------------------------------------
(Millions of Dollars)                         Capital        Operating
Year                                          Leases           Leases
--------------------------------------------------------------------------
2003                                           $0.5           $ 4.6
2004                                            0.4             4.1
2005                                            0.4             3.4
2006                                            0.3             3.1
2007                                            0.2             1.7
After 2007                                      0.2             3.4
--------------------------------------------------------------------------
Future minimum lease payments                  $2.0           $20.3
Less amount representing interest               0.8
--------------------------------------------------------------------------
Present value of future
  minimum lease payments                       $1.2
--------------------------------------------------------------------------

9.  Accumulated Other Comprehensive Income/(Loss)

The accumulated balance for each other comprehensive income/(loss) item is as follows:

--------------------------------------------------------------------------
                                              Current
                             December 31,     Period     December 31,
(Millions of Dollars)            2001         Change         2002
--------------------------------------------------------------------------
Unrealized
  gains/(losses)
  on securities                 $0.6          $(0.6)        $  -
Minimum pension
  liability adjustments         (0.2)           0.1          (0.1)
--------------------------------------------------------------------------
Accumulated other
  comprehensive
  income/(loss)                 $0.4          $(0.5)        $(0.1)
--------------------------------------------------------------------------

--------------------------------------------------------------------------
                                              Current
                             December 31,     Period     December 31,
(Millions of Dollars)            2000         Change         2001
--------------------------------------------------------------------------
Unrealized
  gains/(losses)
  on securities                 $1.4          $(0.8)       $ 0.6
Minimum pension
  liability adjustments         (0.2)            -          (0.2)
--------------------------------------------------------------------------
Accumulated other
  comprehensive
  income/(loss)                 $1.2          $(0.8)       $ 0.4
--------------------------------------------------------------------------

The changes in the components of other comprehensive income/(loss) are reported net of the following income tax effects:

--------------------------------------------------------------------------
(Millions of Dollars)           2002           2001         2000
--------------------------------------------------------------------------
Unrealized
  gains/(losses)
  on securities                 $0.3           $0.4         $ -
Minimum pension
  liability                       -              -            -
adjustments
--------------------------------------------------------------------------
Accumulated other
  comprehensive
  income/(loss)                 $0.3           $0.4         $ -
--------------------------------------------------------------------------

10. Long-Term Debt

Details of long-term debt outstanding are as follows:

--------------------------------------------------------------------------
At December 31,                                2002           2001
--------------------------------------------------------------------------
                                              (Millions of Dollars)
Pollution Control Revenue Bonds:
6.00% Tax-Exempt, Series D, due 2021         $ 75.0         $ 75.0
6.00% Tax-Exempt, Series E, due 2021           44.8           44.8
Adjustable Rate, Series A, due 2021            89.3           89.3
Adjustable Rate, Series B, due 2021            89.3           89.3
5.45% Tax-Exempt, Series C, due 2021          108.9          108.9
--------------------------------------------------------------------------
Long-term debt                               $407.3         $407.3
--------------------------------------------------------------------------

There are no cash sinking fund requirements or debt maturities for the years 2003 through 2007. There are annual renewal and replacement fund requirements equal to 2.25 percent of the average of net depreciable utility property owned by PSNH in 1992, plus cumulative gross property additions thereafter. PSNH expects to meet these future fund requirements by certifying property additions. Any deficiency would need to be satisfied by the deposit of cash or bonds.

Essentially, all utility plant of PSNH is subject to the liens of the company's first mortgage bond indenture.

PSNH entered into financing arrangements with the Business Finance Authority
(BFA) of the state of New Hampshire, pursuant to which, the BFA issued five series of Pollution Control Revenue Bonds (PCRBs) as described above and loaned the proceeds to PSNH. PSNH's obligation to repay each series of PCRBs is secured by bond insurance and the first mortgage bonds. Each such series of first mortgage bonds contains similar terms and provisions as the applicable series of PCRBs. For financial reporting purposes, these first mortgage bonds would not be considered outstanding unless PSNH failed to meet its obligations under the PCRBs.

The average effective interest rates on the variable-rate pollution control notes was 1.6 percent in 2002 and 2001.

11. Income Tax Expense

The components of the federal and state income tax provisions are as follows:

--------------------------------------------------------------------------
For the Years
  Ended December 31,                      2002        2001         2000
--------------------------------------------------------------------------
                                              (Millions of Dollars)

Current income taxes:
  Federal                               $101.1     $(143.5)       $41.8
  State                                   19.0       (13.4)         4.0
                                        ------     -------        -----
     Total current                       120.1      (156.9)        45.8
                                        ------     -------        -----
Deferred income taxes, net:
  Federal                                (65.0)      197.3          6.7
  State                                   (5.5)       13.5          0.8
                                        ------     -------        -----
    Total deferred                       (70.5)      210.8          7.5
Investment tax credits, net               (9.3)      (15.3)        (8.0)
--------------------------------------------------------------------------
Total income tax expense                $ 40.3     $  38.6        $45.3
--------------------------------------------------------------------------

Deferred income taxes are comprised of the tax effects of temporary differences as follows:

--------------------------------------------------------------------------
For the Years
  Ended December 31,                      2002        2001         2000
--------------------------------------------------------------------------
                                              (Millions of Dollars)

Depreciation                            $  7.7      $  1.9        $(1.0)
Regulatory deferral                      (65.3)       13.3          6.9
Regulatory disallowance                     -          2.3           -
Contractual settlements                     -          6.7           -
Securitized contract
  termination
  costs and other                        (13.5)      177.9           -
Other                                      0.6         8.7          1.6
--------------------------------------------------------------------------
Deferred income taxes, net              $(70.5)     $210.8        $ 7.5
--------------------------------------------------------------------------

A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

--------------------------------------------------------------------------
For the Years
  Ended December 31,                      2002        2001         2000
--------------------------------------------------------------------------
                                              (Millions of Dollars)

Expected federal income tax              $36.1       $42.1        $39.4
Tax effect of differences:
  Depreciation                             1.9         0.7          0.3
  Amortization of
    regulatory assets                      1.2         6.3          9.9
  Investment tax credit
    amortization                          (9.3)      (15.3)        (8.0)
  State income taxes,
    net of federal benefit                 8.8         0.1          2.9
  Other, net                               1.6         4.7          0.8
--------------------------------------------------------------------------
Total income tax expense                 $40.3       $38.6        $45.3
--------------------------------------------------------------------------

12. Segment Information

NU is organized between regulated utilities (electric and gas since the March 1, 2000 acquisition of Yankee) and competitive energy subsidiaries. PSNH is included in the regulated utilities segment of NU and has no other reportable segments.

--------------------------------------------------------------------------------------------------------
Selected Consolidated Financial Data
--------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                        2002         2001         2000         1999         1998
--------------------------------------------------------------------------------------------------------
Operating Revenues                        $1,046,738   $1,171,686   $1,291,332   $1,160,589   $1,087,247
Net Income/(Loss)                             62,897       81,776     (146,666)      84,209       91,686
Cash Dividends on Common Stock                45,000       27,000       50,000         -            -
Total Assets                               1,922,275    2,094,514    2,082,296    2,622,433    2,681,595
Rate Reduction Bonds                         510,841      507,381         -            -            -
Long-Term Debt (a)                           407,285      407,285      407,285      516,485      516,485
Preferred Stock Subject to Mandatory
  Redemption (a)                                -            -          24,268       50,000       75,000
Obligations Under Seabrook Power
  Contracts and Other
  Capital Leases (a)                           1,192      110,275      629,230       726,153     842,223
--------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Consolidated Quarterly Financial Data (Unaudited)
-------------------------------------------------------------------------------
(Thousands of Dollars)                      Quarter Ended
-------------------------------------------------------------------------------
2002                   March 31      June 30      September 30    December 31
-------------------------------------------------------------------------------
Operating Revenues     $242,381     $248,914        $324,818        $230,625
Operating Income       $ 30,750     $ 37,004        $ 40,929        $ 45,289
Net Income             $ 11,729     $ 15,231        $ 19,482        $ 16,455
-------------------------------------------------------------------------------
2001
-------------------------------------------------------------------------------
Operating Revenues     $340,835     $286,799        $299,711       $ 244,341
Operating Income       $ 23,222     $ 31,008        $ 45,564       $  34,854
Net Income             $ 28,362     $ 15,517        $ 21,630       $  16,267
-------------------------------------------------------------------------------

(a) Includes portions due within one year.

-------------------------------------------------------------------------------
Consolidated Statistics (Unaudited)
-------------------------------------------------------------------------------
         Gross Electric
         Utility Plant                Average Annual
         December 31,                    Use Per       Electric
         (Thousands of    kWh Sales    Residential    Customers     Employees
          Dollars) (a)   (Millions)   Customer (kWh)  (Average)    December 31,
-------------------------------------------------------------------------------
2002       $1,488,452       14,123         7,208         447,614       1,243
2001        1,499,137       14,953         6,868         439,750       1,241
2000        1,535,343       17,143         6,644         433,937       1,227
1999        2,283,187       12,827         6,665         427,694       1,258
1998        2,302,254       12,576         6,347         421,602       1,265

(a) Amount includes construction work in progress.