Form 10-K, Exhibit 13
period 2003-12-31
CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTHEAST UTILITIES SYSTEM
filed 2004-03-12
CIK 23426, 106170, 315256, 72741

EXHIBIT 13.3

                             2003 Annual Report

                   Public Service Company of New Hampshire

                                    Index


Contents                                                               Page
--------                                                               ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............................      1

Independent Auditors' Report.......................................     12

Consolidated Balance Sheets........................................    14-15

Consolidated Statements of Income..................................     16

Consolidated Statements of Comprehensive Income....................     16

Consolidated Statements of Common Stockholder's Equity.............     17

Consolidated Statements of Cash Flows..............................     18

Notes to Consolidated Financial Statements.........................     19

Consolidated Quarterly Financial Data (Unaudited)..................     32

Selected Consolidated Financial Data (Unaudited)...................     32

Consolidated Statistics (Unaudited)................................     33

Bondholder Information.............................................  Back Cover


MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION AND BUSINESS ANALYSIS
-------------------------------------------------------------------------------

OVERVIEW
Public Service Company of New Hampshire (PSNH or the company), a wholly owned subsidiary of Northeast Utilities (NU), earned $45.6 million in 2003, compared with $62.9 million in 2002 and $81.8 million in 2001. The 2003 decline in earnings is due to a lower level of regulatory assets earning a return, the positive resolution of certain contingencies related to a regulatory proceeding decided in 2002, and higher pension costs. The lower 2002 net income was largely due to an after-tax gain of $15.5 million PSNH recorded in 2001 as a result of the sale of PSNH's share of the Millstone 3 nuclear unit (Millstone).

NU's other subsidiaries include The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company, Yankee Energy System, Inc., North Atlantic Energy Corporation (NAEC), Select Energy, Inc., Northeast Generation Company, Northeast Generation Services Company, and Select Energy Services, Inc. PSNH purchased all of NAEC's entitlement to the capacity and output of the Seabrook nuclear unit (Seabrook) under two full cost recovery contracts (Seabrook Power Contracts) through the sale of Seabrook on November 1, 2002.

During 2003, pre-tax pension expense for PSNH increased $6.2 million, from $0.6 million in 2002 to $6.8 million in 2003. Of the $6.8 million and $0.6 million of pension expense recorded during 2003 and 2002, $4.8 million and $0.4 million, respectively, were recognized in the consolidated statements of income. The remaining $2 million in 2003 and $0.2 million in 2002 relate to employees working on capital projects and were reflected as capital expenditures. The pre-tax $4.4 million increase in pension expense was reflected evenly throughout 2003, resulting in a decline of $0.7 million in net income per quarter during 2003.

PSNH's revenues for 2003 decreased to $888.2 million from $947.2 million in 2002. The decrease in revenues is primarily due to lower wholesale revenues as a result of NAEC's sale of its share of Seabrook in November 2002, the cancellation of the Seabrook Power Contracts and PSNH's related loss of Seabrook output, some of which was sold. The reduction in wholesale revenues was partially offset by increases in electric sales in 2003 as compared to 2002.

As a result of an adjustment to estimated unbilled electric revenues resulting from a process to validate and update the assumptions used to estimate unbilled revenues, 2003 PSNH retail electric sales increased 4.7 percent compared to 2002. Absent that adjustment, PSNH retail electric sales increased 4 percent. The adjustment to PSNH's estimated unbilled revenues increased PSNH's net income by $3.3 million for 2003. For further information regarding the estimate of unbilled revenues, see "Critical Accounting Policies and Estimates - Unbilled Revenues," included in this Management's Discussion and Analysis.

FUTURE OUTLOOK
PSNH is expected to have reduced earnings in 2004 compared to 2003 partially as a result of a continued increase in pension expense. In 2004, PSNH is projecting to record pre-tax pension expense of approximately $10.6 million as compared to pension expense of $6.8 million in 2003. Pension expense is annually adjusted during the second quarter based on updated actuarial valuations, and the 2004 estimate may change.

PSNH's 2004 earnings will also be impacted by uncertainties over the outcome of a pending PSNH rate case before the New Hampshire Public Utilities Commission (NHPUC) and the outcome of the transmission rate case before the Federal Energy Regulatory Commission (FERC). Management expects both cases to be decided in the second half of 2004.

LIQUIDITY
PSNH's net cash flows provided by operating activities totaled $82.2 million in 2003 as compared to $325 million in 2002 and $271.7 million in 2001. Cash flows provided by operating activities in 2003 decreased due to decreases in working capital items. Seabrook was sold on November 1, 2002 and taxes of $93 million were paid in March of 2003. The decrease in these working capital items were offset by an increase in regulatory recoveries in 2003 as compared to 2002, primarily associated with PSNH's Stranded Cost Recovery Charge (SCRC). For a description of the costs recovered through this mechanism, see Note 1G, "Summary of Significant Accounting Policies - Regulatory Accounting," to the consolidated financial statements.

Cash flows provided by operating activities increased in 2002 primarily due to changes in working capital, primarily accrued taxes and accounts payable, partially offset by the decrease in net income in 2002. The increase in accrued taxes relates primarily to the refund PSNH received from NAEC related to the gain on the sale of Seabrook.

There was a comparable level of investing and financing activity in 2003 as compared to 2002, except for $37 million for the repurchase of common shares and the issuance of rate reduction bonds in 2002. The level of common dividends totaled $16.8 million in 2003, $45 million in 2002 and $27 million in 2001.

There was a lower level of financing activities in 2002 as compared to 2001, primarily due to the issuance and retirements of long-term debt and rate reduction bonds.

Aside from the rate reduction bonds outstanding, no PSNH debt issues mature during the eight-year period of 2004 through 2011.

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

In November 2003, PSNH renewed a $300 million credit line under terms similar to the previous arrangement that expired in November 2003. PSNH can borrow up to $100 million and had $10 million in borrowings outstanding on this credit line at December 31, 2003.

Rate reduction bonds are included on the consolidated balance sheets of PSNH, even though the debt is non-recourse to PSNH. At December 31, 2003, PSNH had a total of $472.2 million in rate reduction bonds outstanding, compared with $510.8 million outstanding at December 31, 2002. All outstanding rate reduction bonds of PSNH are scheduled to fully amortize by May 1, 2013. Interest on the bonds totaled $29.1 million in 2003, compared with $30.5 million in 2002 and $20.7 million in 2001, the year of issuance. Cash flows from the amortization of rate reduction bonds totaled $40 million in 2003, compared with $42.7 million in 2002 and $26.8 million in 2001. Over the next several years, retirement of rate reduction bonds will increase, and interest payments will steadily decrease, resulting in no material changes to debt service costs on the existing issues. PSNH fully recovers the amortization and interest payments from customers through stranded cost revenues each year, and the bonds have no impact on net income. Moreover, as the rate reduction bonds are non-recourse, the three rating agencies that rate the debt of PSNH do not reflect the revenues, expenses, or outstanding securities related to the rate reduction bonds in establishing the credit ratings of PSNH.

The retirement of rate reduction bonds does not equal the amortization of rate reduction bonds because the retirement represents principal payments, while the amortization represents amounts recovered from customers for future principal payments. The timing of recovery does not exactly match the expected principal payments.

BUSINESS DEVELOPMENT AND CAPITAL EXPENDITURES
PSNH capital spending totaled $105.6 million in 2003 and is projected to total $160 million in 2004. The primary reason for the increase is PSNH's proposal to convert a 50 megawatt oil and coal burning unit at Schiller Station in Portsmouth, New Hampshire to burn wood chips. The $70 million project will commence if PSNH receives satisfactory approval from the NHPUC. PSNH believes that the conversion can be accomplished without impacting retail rates because of certain government incentives to promote renewable resource projects. Another reason for the projected increase in capital spending is PSNH's transmission projects.

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

REGIONAL TRANSMISSION ORGANIZATION
The FERC has required all transmission owning utilities, including PSNH, to voluntarily form regional transmission organizations (RTOs) or to state why this process has not begun.

On October 31, 2003, the New England Independent System Operator (ISO-NE), along with NU (including PSNH), and six other New England transmission companies filed a proposal with the FERC to create a RTO for New England.
The RTO is intended to strengthen the independent and efficient management of the region's power system while ensuring that customers in New England continue to have the most reliable system possible to realize the benefits of a competitive wholesale energy market.

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

In a separate filing made on November 4, 2003, NU including PSNH, along with six other New England transmission owners requested, consistent with the FERC's pricing policy for RTOs and Order-2000-compliant independent system operators, that the FERC approve a single return on equity (ROE) for regional and local rates that would consist of a base ROE as well as incentive adders of 50 basis points for joining a RTO and 100 basis points for constructing new transmission facilities approved by the RTO. If the FERC approves the request, then the transmission owners would receive a 13.3 percent ROE for existing transmission facilities and a 14.3 percent ROE for new transmission facilities. The outcome of this request and its impact on PSNH cannot be determined at this time.

RESTRUCTURING AND RATE MATTERS
On August 26, 2003, NU's electric operating companies, including PSNH, filed their first transmission rate case at the FERC since 1995. In the filing, NU requested implementation of a formula rate that would allow recovery of increasing transmission expenditures on a timelier basis and that the changes, including a $23.7 million annual rate increase through 2004, take effect on October 27, 2003. NU requested that the FERC maintain NU's existing 11.75 percent ROE until a ROE for the New England RTO is established by the FERC. On October 22, 2003, the FERC accepted this filing implementing the proposed rates subject to refund effective on October 28, 2003. A final decision in the rate case is expected in 2004.

Increasing transmission rates are generally recovered from distribution companies through FERC-approved transmission rates. Electric distribution companies pass through higher transmission rates to retail customers as approved by the NHPUC. PSNH requested a tracking mechanism from the NHPUC when it filed its rate case on December 29, 2003, which will allow it to recover changes in transmission expenses on a timely basis.

Transition Energy Service: In accordance with the "Agreement to Settle PSNH Restructuring" (Restructuring Settlement) and state law, PSNH must file for updated transition energy service (TS) rates annually. The TS rate recovers PSNH's generation and purchased power costs, including a return on PSNH's generation investment. During the February 1, 2004 through January 31, 2005 time period when current rates will be effective, PSNH will defer any difference between its TS revenues and the actual costs incurred. On December 19, 2003, the NHPUC approved a $0.0536 per kilowatt-hour (kWh) TS rate effective February 1, 2004.

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

SCRC Reconciliation Filings: On an annual basis, PSNH files with the NHPUC a SCRC reconciliation filing for the preceding calendar year. This filing includes the reconciliation of stranded cost revenues with stranded costs, and TS revenues with TS costs. The NHPUC reviews the filing, including a prudence review of PSNH's generation operations.

On May 1, 2003, PSNH filed with the NHPUC an SCRC reconciliation filing for the period January 1, 2002, through December 31, 2002. This filing included the reconciliation of stranded cost revenues with stranded costs and a net proceeds calculation related to the sale of NAEC's share of Seabrook and the subsequent transfer of those net proceeds to PSNH. Upon the completion of discovery and technical sessions with the NHPUC staff and the New Hampshire Office of the Consumer Advocate (OCA), PSNH, the NHPUC Staff and the OCA entered into a stipulation and settlement agreement that was filed with the NHPUC on September 15, 2003. An order from the NHPUC approving the settlement agreement on October 24, 2003 did not have a material impact on PSNH's net income or financial position.

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

NUCLEAR GENERATION ASSET DIVESTITURES
Millstone:  On March 31, 2001, PSNH sold its ownership interest in Millstone.

Vermont Yankee: On July 31, 2002, Vermont Yankee Nuclear Power Corporation (VYNPC) consummated the sale of its nuclear generating unit. In November 2003, PSNH sold back to VYNPC its shares of stock for approximately $0.4 million. PSNH continues to purchase approximately 4 percent of the plant's output under a new contract.

Nuclear Decommissioning and Plant Closure Costs: Although the purchasers of PSNH's ownership shares of the Millstone and Vermont Yankee plants assumed the obligation of decommissioning those plants, PSNH still has significant decommissioning and plant closure cost obligations to the companies that own the Yankee Atomic, Connecticut Yankee (CY) and Maine Yankee plants (collectively Yankee Companies). Each plant has been shut down and is undergoing decommissioning. The Yankee Companies collect decommissioning and closure costs through wholesale FERC-approved rates charged under a power purchase agreement with PSNH. PSNH in turn passes these costs on to its customers through state regulatory commission-approved retail rates. A portion of the decommissioning and closure costs have already been collected, but a substantial portion related to the decommissioning of CY has not yet been filed at and approved for collection by the FERC. The cost estimate for CY that has not yet been approved for recovery by FERC at December 31, 2003 is $26.3 million.

PSNH cannot at this time predict the timing or outcome of the FERC proceeding required for the collection of these remaining decommissioning and closure costs or the Bechtel Power Corporation litigation referred to in Note 7E, "Commitments and Contingencies - Nuclear Decommissioning and Plant Closure Costs," to the consolidated financial statements. Although management believes that these costs will ultimately be recovered from PSNH's customers, there is a risk that the FERC may not allow these costs, the estimates of which have increased significantly in 2003 and 2002, to be recovered in wholesale rates. If FERC does not allow these costs to be recovered in wholesale rates, PSNH would expect the state regulatory commissions to disallow these costs in retail rates as well.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and at times difficult, subjective or complex judgments. Changes in these estimates, assumptions and judgments, in and of themselves, could materially impact the financial statements of PSNH. Management communicates to and discusses with NU's Audit Committee of the Board of Trustees all critical accounting policies and estimates. The following are the accounting policies and estimates that management believes are the most critical in nature.

Presentation: In accordance with current accounting pronouncements, PSNH's consolidated financial statements include all subsidiaries which control is maintained and all variable interest entities for which PSNH is the primary beneficiary, as defined. All intercompany transactions between these subsidiaries are eliminated as part of the consolidation process.

PSNH has less than 50 percent ownership interests in the Connecticut Yankee Atomic Power Company, Yankee Atomic Electric Company, and Maine Yankee Atomic Power Company. PSNH does not control these companies and does not consolidate them in its financial statements. PSNH accounts for the investments in these companies using the equity method. Under the equity method, PSNH records its ownership share of the earnings or losses at these companies. Determining whether or not PSNH should apply the equity method of accounting for an investee company requires management judgment.

The required adoption date of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities" was delayed from July 1, 2003 to December 31, 2003 for PSNH. However, PSNH elected to adopt FIN 46 at the original adoption date. The adoption of FIN 46 had no impact on PSNH. In December 2003, the FASB issued a revised version of FIN 46 (FIN 46R). FIN 46R is effective for PSNH for the first quarter of 2004, but is not expected to have an impact on PSNH's consolidated financial statements.

Revenue Recognition: PSNH retail revenues are based on rates approved by the NHPUC. These regulated rates are applied to customers' use of energy to calculate a bill. In general, rates can only be changed through formal proceedings with the NHPUC.

PSNH utilizes regulatory commission-approved tracking mechanisms to track the recovery of certain incurred costs. The tracking mechanisms allow for rates to be changed periodically, with overcollections refunded to customers or underrecollections collected from customers in future periods.

The determination of the energy sales to individual customers is based on the reading of meters, which occurs on a systematic basis throughout the month. Billed revenues are based on these meter readings. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and an estimated amount of unbilled revenues is recorded.

Wholesale transmission revenues are based on rates and formulas that are approved by the FERC. Most of PSNH's wholesale transmission revenues are collected through a combination of the New England Regional Network Service
(RNS) tariff and PSNH's Local Network Service (LNS) tariff. The RNS tariff, which is administered by ISO-NE, recovers the revenue requirements associated with transmission facilities that are deemed by the FERC to be Pool Transmission Facilities. The LNS tariff which was accepted by the FERC on October 22, 2003, provides for the recovery of PSNH's total transmission revenue requirements, net of revenue credits received from various rate components, including revenues received under the RNS rates.

The settlement of wholesale non-trading derivative contracts for the sale of energy by PSNH that are not related to customers' needs are recorded in operating expenses.

Unbilled Revenues: Unbilled revenues represent an estimate of electricity delivered to customers that has not been billed. Unbilled revenues represent assets on the balance sheet that become accounts receivable in the following month as customers are billed.

The estimate of unbilled revenues is sensitive to numerous factors that can significantly impact the amount of revenues recorded. Estimating the impact of these factors is complex and requires management's judgment. The estimate of unbilled revenues is important to PSNH's consolidated financial statements as adjustments to that estimate could significantly impact operating revenues and earnings. Two potential methods for estimating unbilled revenues are the requirements and the cycle method.

PSNH estimates unbilled revenues monthly using the requirements method. The requirements method utilizes the total monthly volume of electricity delivered to the system and applies a delivery efficiency (DE) factor to reduce the total monthly volume by an estimate of delivery losses in order to calculate total estimated monthly sales to customers. The total estimated monthly sales amount less total monthly billed sales amount results in a monthly estimate of unbilled sales. Unbilled revenues are estimated by applying an average rate to the estimate of unbilled sales.

Differences between the actual DE factor and the estimated DE factor can have a significant impact on estimated unbilled revenue amounts.

In 2003, the unbilled sales estimates for PSNH were tested using the cycle method. The cycle method uses the billed sales from each meter reading cycle and an estimate of unbilled days in each month based on the meter reading schedule. The cycle method is historically more accurate than the requirements method when used in a mostly weather-neutral month. The cycle method resulted in adjustments to the estimate of unbilled revenues that had a positive after-tax earnings impact on PSNH of $3.3 million in 2003.

The testing of the requirements method with the cycle method will be done on at least an annual basis using a weather-neutral month.

Derivative Accounting: Effective January 1, 2001, PSNH adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended.

Many PSNH contracts for the purchase or sale of energy or energy-related products are derivatives. The application of derivative accounting under SFAS No. 133, as amended, is complex and requires management judgment in the following respects: identification of derivatives and embedded derivatives, election, and designation of the normal purchases and sales exception, and determining the fair value of derivatives. All of these judgments, depending upon their timing and effect, can have a significant impact on PSNH's consolidated balance sheet.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amended existing derivative accounting guidance. This new statement incorporates interpretations that were included in previous Derivative Implementation Group guidance, clarifies certain conditions, and amends other existing pronouncements. It was effective for contracts entered into or modified after June 30, 2003. Management has determined that the adoption of SFAS No. 149 resulted in fair value accounting for certain PSNH contracts that are subject to unplanned netting and do not meet the definition of capacity contracts. These non-trading derivative contracts are recorded at fair value at December 31, 2003 as derivative assets and liabilities with offsetting amounts recorded as regulatory liabilities and assets because the contracts are part of providing regulated electric service.

Emerging Issues Task Force (EITF) Issue No. 03-11 "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, and 'Not Held for Trading Purposes' as Defined in EITF Issue No. 02-3," was derived from EITF Issue No. 02-3, which requires net reporting in the income statement of energy trading activities. Issue No. 03-11 addresses income statement classification of revenues related to derivatives that physically deliver and are not related to energy trading activities. Prior to Issue No. 03-11, there was no specific accounting guidance that addressed the classification in the income statement of PSNH's power supply contracts, some of which are non-trading derivatives.

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

Though previously reported on a gross basis, after reviewing the relevant facts and circumstances, PSNH reported the settlement of all short-term sales contracts that are part of procurement activities on a net basis in expenses. PSNH applied this new classification to revenues for all years presented in order to enhance comparability. These non-requirements sales that amounted to $48.9 million for the first nine months of 2003 and $99.6 million and $207.2 million for the years ended December 31, 2002 and 2001, respectively, were reflected as revenues in quarterly reporting but are now included in expenses.

PSNH holds financial transmission rights (FTR) contracts to mitigate the risk associated with the congestion price differences associated with LMP in New England. FTR contracts held by PSNH were recorded at a fair value of $0.1 million. Management believes the amount to be paid for the FTR contracts best represents their fair value. If new markets for these contracts develop, then there may be an impact on PSNH's consolidated financial statements in future periods.

Regulatory Accounting: The accounting policies of PSNH historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." The generation, transmission and distribution businesses of PSNH continue to be cost-of-service rate regulated, and management believes the application of SFAS No. 71 to those businesses continues to be appropriate. Management must reaffirm this conclusion at each balance sheet date. If, as a result of a change in circumstances, it is determined that any portion of the company no longer meets the criteria of regulatory accounting under SFAS No. 71, that portion of the company will have to discontinue regulatory accounting and write-off their regulatory assets and liabilities. Such a write-off could have a material impact on PSNH's consolidated financial statements.

The application of SFAS No. 71 results in recording regulatory assets and liabilities. Regulatory assets represent the deferral of incurred costs that are probable of future recovery in customer rates. In some cases, PSNH records regulatory assets before approval for recovery has been received from the NHPUC. Management must use judgment to conclude that costs deferred as regulatory assets are probable of future recovery. Management bases its conclusion on certain factors, including changes in the regulatory environment, recent rate orders issued by the NHPUC and the status of any potential new legislation. Regulatory liabilities represent revenues received from customers to fund expected costs that have not yet been incurred or probable future refunds to customers.

Management uses its best judgment when recording regulatory assets and liabilities; however, the NHPUC can reach different conclusions about the recovery of costs, and those conclusions could have a material impact on PSNH's consolidated financial statements. Management believes it is probable that PSNH will recover the regulatory assets that have been recorded.

Pension and Postretirement Benefits Other Than Pensions (PBOP): PSNH participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular PSNH employees. PSNH also participates in a postretirement benefit plan (PBOP Plan) to provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. For each of these plans, the development of the benefit obligation, fair value of plan assets, funded status and net periodic benefit credit or cost is based on several significant assumptions. If these assumptions were changed, the resulting change in benefit obligations, fair values of plan assets, funded status and net periodic benefit credits or costs could have a material impact on PSNH's consolidated financial statements.

Results: Pre-tax periodic pension expense/income for the Pension Plan, excluding settlements, curtailments and special termination benefits, totaled $6.8 million in expense, $0.6 million in expense and $3.9 million in income for the years ended December 31, 2003, 2002 and 2001, respectively. The pension expense/income amounts exclude one-time items recorded under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," associated with early termination programs. Net SFAS No. 88 items totaled $1.3 million in expense for the year ended December 31, 2001.

The pre-tax net PBOP Plan cost, excluding settlements, curtailments and special termination benefits, totaled $6.2 million, $5.3 million and $4.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Long-Term Rate of Return Assumptions: In developing the expected long-term rate of return assumptions, PSNH evaluated input from actuaries, consultants and economists, as well as long-term inflation assumptions and PSNH's historical 20-year compounded return of approximately 11 percent. PSNH's expected long-term rate of return on assets is based on certain target asset allocation assumptions and expected long-term rates of return. The Pension Plan's and PBOP Plan's target asset allocation assumptions and expected long-term rates of return assumptions by asset category are as follows:

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
-----------------------------------------------------------------------------------------------------------------

The actual asset allocations at December 31, 2003 and 2002 approximated these target asset allocations. PSNH regularly reviews the actual asset allocations and periodically rebalances the investments to the targeted asset allocations when appropriate. For information regarding actual asset allocations, see Note 5, "Pension Benefits and Postretirement Benefits Other Than Pensions," to the consolidated financial statements.

PSNH reduced the long-term rate of return assumption 50 basis points from
9.25 percent to 8.75 percent in 2003 for the Pension Plan and PBOP Plan due to lower expected market returns. PSNH believes that 8.75 percent is a reasonable long-term rate of return on Pension Plan and PBOP Plan assets for 2003, and PSNH expects to use 8.75 percent in 2004. PSNH will continue to evaluate the actuarial assumptions, including the expected rate of return, at least annually, and will adjust the appropriate assumptions as necessary.

Actuarial Determination of Income and Expense: PSNH bases the actuarial determination of Pension Plan and PBOP Plan income/expense on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation calculation recognizes investment gains or losses over a four-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the fair value of assets. Since the market-related valuation calculation recognizes gains or losses over a four-year period, the future value of the market-related assets will be impacted as previously deferred gains or losses are recognized. There will be no impact on the fair value of Pension Plan and PBOP Plan assets.

At December 31, 2003, the Pension Plan had cumulative unrecognized investment losses of $10.5 million, which will increase pension expense over the next four years by reducing the expected return on Pension Plan assets. At December 31, 2003, the Pension Plan also had cumulative unrecognized actuarial losses of $26.8 million, which will increase pension expense over the expected future working lifetime of active Pension Plan participants, or approximately 13 years. The combined total of unrecognized investment and actuarial losses at December 31, 2003 is $37.3 million. These losses impact the determination of pension expense and the actuarially determined prepaid pension amount recorded on the consolidated balance sheets but have no impact on expected Pension Plan funding.

At December 31, 2003, the PBOP Plan had cumulative unrecognized investment losses of $1.5 million, which will increase PBOP Plan cost over the next four years by reducing the expected return on plan assets. At December 31, 2003, the PBOP Plan also had cumulative unrecognized actuarial losses of $13.2 million, which will increase PBOP Plan expense over the expected future working lifetime of active PBOP Plan participants, or approximately 13 years. The combined total of unrecognized investment and actuarial losses at December 31, 2003 is $14.7 million. These losses impact the determination of PBOP Plan cost and the actuarially determined accrued PBOP Plan cost recorded on the consolidated balance sheets.

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

Expected Pension Expense: Due to the effect of the unrecognized actuarial losses and based on an expected rate of return on Pension Plan assets of 8.75 percent, a discount rate of 6.25 percent and various other assumptions, PSNH estimates that expected contributions to and pension expense for the Pension Plan will be as follows (in millions):

----------------------------------------------------------
                   Expected
Year             Contributions           Pension Expense
----------------------------------------------------------
2004                  $ -                    $10.6
2005                  $ -                    $11.9
2006                  $ -                    $11.9
----------------------------------------------------------

Future actual pension expense/income will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in the Pension Plan.

Sensitivity Analysis: The following represents the increase/(decrease) to the Pension Plan's reported cost and increases to the PBOP Plan's reported cost as a result of the change in the following assumptions by 50 basis points (in millions):

---------------------------------------------------------------------
                                            At December 31,
---------------------------------------------------------------------
                             Pension Plan       Postretirement Plan
---------------------------------------------------------------------
Assumption Change          2003       2002       2003         2002
---------------------------------------------------------------------
Lower long-term
   rate of return         $ 1.1      $ 1.1       $0.2         $0.2
Lower discount
  rate                    $ 1.9      $ 1.7       $0.2         $0.2
Lower compensation
  increase                $(1.0)     $(0.8)       N/A          N/A
---------------------------------------------------------------------

Plan Assets: The value of the Pension Plan assets has increased from $163.5 million at December 31, 2002 to $191.9 million at December 31, 2003. The investment performance returns, despite declining discount rates, have decreased the underfunded status of the Pension Plan on a projected benefit obligation (PBO) basis from $97.4 million at December 31, 2002 to $97.1 million at December 31, 2003. The PBO includes expectations of future employee compensation increases. The accumulated benefit obligation (ABO) of the Pension Plan was $51.7 million more than Pension Plan assets at December 31, 2003 and $54.9 million more than Pension Plan assets at December 31, 2002. The ABO is the obligation for employee service and compensation provided through December 31, 2003. If the ABO for the entire Pension Plan exceeds all Pension Plan assets at a future plan measurement date, NU will record an additional minimum liability of which PSNH will be allocated its proportionate share. PSNH has not made employer contributions since 1991.

The value of PBOP Plan assets has increased from $24.4 million at December 31, 2002 to $29.7 million at December 31, 2003. The investment performance returns, despite declining discount rates, have decreased the underfunded status of the PBOP Plan on an accumulated projected benefit obligation basis from $39.3 million at December 31, 2002 to $37.1 million at December 31,
2003. PSNH has made a contribution each year equal to the PBOP Plan's postretirement benefit cost, excluding curtailments, settlements and special termination benefits.

Health Care Cost: The health care cost trend assumption used to project increases in medical costs is 9 percent for 2003, decreasing one percentage point per year to an ultimate rate of 5 percent in 2007. The effect of increasing the health care cost trend by one percentage point would have increased 2003 service and interest cost components of the PBOP Plan cost by $0.1 million in 2003 and 2002.

Accounting for the Effect of Medicare Changes on PBOP: On December 8, 2003, the President signed into law a bill that expands Medicare, primarily by adding a prescription drug benefit and by adding a federal subsidy to qualifying plan sponsors of retiree health care benefit plans. Management believes that PSNH currently qualifies.

Specific authoritative accounting guidance on how to account for the effect the Medicare federal subsidy has on PSNH's PBOP Plan has not been issued by the FASB. FASB Staff Position (FSP) No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," required PSNH to make an election for 2003 financial reporting. The election was to either defer the impact of the subsidy until the FASB issues guidance or to reflect the impact of the subsidy on December 31, 2003 reported amounts. PSNH chose to reflect the impact on December 31, 2003 reported amounts.

Reflecting the impact of the Medicare change decreased the PBOP benefit obligation by approximately $4.4 million and increased actuarial gains by approximately $4.4 million with no impact on 2003 expenses, assets, or liabilities. The $4.4 million actuarial gain will be amortized as a reduction to PBOP expense over 13 years beginning in 2004. PBOP expense in 2004 will also reflect a lower interest cost due to the reduction in the December 31, 2003 benefit obligation. Management estimates that the reduction in PBOP expense in 2004 will be approximately $0.3 million.

When accounting guidance is issued by the FASB, it may require PSNH to change the accounting described above and change the information included in this annual report.

Income Taxes: Income tax expense is calculated each year in each of the jurisdictions in which PSNH operates. This process involves estimating PSNH's actual current tax exposures as well as assessing temporary differences resulting from differing treatment of items, such as timing of the deduction and expenses for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are included in PSNH's consolidated balance sheets. Adjustments made to income taxes could significantly affect PSNH's consolidated financial statements. Management must also assess the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely, a valuation allowance must be established. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities.

PSNH accounts for deferred taxes under SFAS No. 109, "Accounting for Income Taxes." For temporary differences recorded as deferred tax liabilities that will be recovered in rates in the future, PSNH has established a regulatory asset. The regulatory asset amounted to $44.2 million and $96.5 million at December 31, 2003 and 2002, respectively. Regulatory agencies in certain jurisdictions in which PSNH companies operate require the tax effect of specific temporary differences to be "flowed through" to utility customers. Flow through treatment means that deferred tax expense is not recorded on the consolidated statements of income. Instead, the tax effect of the temporary difference impacts both amounts for income tax expense currently included in customers' rates and the company's net income. Flow through treatment can result in effective income tax rates that are significantly different than expected income tax rates. Recording deferred taxes on flow through items is required by SFAS No. 109, and the offset to the deferred tax amounts is the regulatory asset referred to above. A reconciliation from expected tax expense at the statutory federal income tax rate to actual tax expense recorded is included in Note 12, "Income Tax Expense," to the consolidated financial statements.

The estimates that are made by management in order to record income tax expense, accrued taxes and deferred taxes are compared each year to the actual tax amounts filed on PSNH's income tax returns. The income tax returns were filed in the fall of 2003 for the 2002 tax year. In the fourth quarter, PSNH recorded differences between income tax expense, accrued taxes and deferred taxes on its consolidated financial statements and the amounts that were on its income tax returns. Recording these differences in income tax expense resulted in a positive impact of approximately $2.1 million on PSNH's 2003 earnings.

Depreciation: Depreciation expense is calculated based on an asset's useful life, and judgment is involved when estimating the useful lives of certain assets. A change in the estimated useful lives of these assets could have a material impact on PSNH's consolidated financial statements absent timely rate relief for PSNH's assets.

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

Under current rate-making policy, PSNH has a regulatory recovery mechanism in place for environmental costs. Accordingly, regulatory assets have been recorded for certain of PSNH's environmental liabilities. As of December 31, 2003 and 2002, $7.6 million and $4.9 million, respectively, have been recorded as regulatory assets on the accompanying consolidated balance sheets.

Asset Retirement Obligations: PSNH adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003. SFAS No. 143 requires that legal obligations associated with the retirement of property, plant and equipment be recorded as a liability on the balance sheet at fair value when incurred and when a reasonable estimate of the fair value can be made. SFAS No. 143 defines an asset retirement obligation (ARO) as a legal obligation that is required to be settled due to an existing or enacted law, statute, ordinance or a written or oral promise to remove an asset. AROs may stem from environmental laws, state laws and regulations, easement agreements, building codes, contracts, franchise grants and agreements, oral promises made upon which third parties have relied, or the dismantlement, restoration, or reclamation of properties.

Upon adoption of SFAS No. 143, certain removal obligations were identified that management believes are AROs but either have not been incurred or are not material. These removal obligations arise in the ordinary course of business or have a low probability of occurring. The types of obligations primarily relate to transmission and distribution lines and poles, telecommunication towers, transmission cables and certain FERC or state regulatory agency re-licensing issues. There was no impact to PSNH's earnings upon adoption of SFAS No. 143; however, if there are changes in certain laws and regulations, orders, interpretations or contracts entered into by PSNH there may be future AROs that need to be recorded.

Under SFAS No. 71, regulated utilities, including PSNH, currently recover amounts in rates for future costs of removal of plant assets. Future removals of assets do not represent legal obligations and are not AROs. Historically, these amounts were included as a component of accumulated depreciation until spent. At December 31, 2003 and 2002, these amounts totaling $88 million and $67 million, respectively, were reclassified to regulatory liabilities on the accompanying consolidated balance sheets.

In June 2003, the FASB issued a proposed FSP, "Applicability of SFAS No. 143, 'Accounting for Asset Retirement Obligations', to Legislative Requirements on Property Owners to Remove and Dispose of Asbestos or Asbestos-Containing Materials." In the FSP, the FASB staff concludes that current legislation creates a legal obligation for the owner of a building to remove and dispose of asbestos-containing materials. In the FSP, the FASB staff also concludes that this legal obligation constitutes an ARO that should be recognized as a liability under SFAS No. 143. This FSP changes a FASB staff interpretation of SFAS No. 143 that an obligating event did not occur until a building containing asbestos was demolished. In November 2003, the FASB indicated that, based on the diverse views it received in comment letters on the proposed FSP, it was considering a proposal for a FASB agenda project to address this issue. If this FSP is adopted in its current form, then PSNH would be required to record an ARO. Management has not estimated this potential ARO at December 31, 2003.

Special Purpose Entities: During 2001 and 2002, to facilitate the issuance of rate reduction bonds intended to finance certain stranded costs, PSNH established two SPEs: PSNH Funding LLC and PSNH Funding LLC 2 (the funding companies). The funding companies were created as part of a state-sponsored securitization program. The funding companies are restricted from engaging in non-related activities and are required to operate in a manner intended to reduce the likelihood that they would be included in PSNH's bankruptcy estate if it ever became involved in a bankruptcy proceeding. The funding companies and the securitization amounts are consolidated in the accompanying consolidated financial statements.

For further information regarding the matters in this "Critical Accounting Policies and Estimates" section see Note 1, "Summary of Significant Accounting Policies," Note 5, "Pension Benefits and Postretirement Benefits Other Than Pensions," Note 12, "Income Tax Expense," and Note 7B,
"Commitments and Contingencies - Environmental Matters," to the consolidated financial statements.

OTHER MATTERS
Commitments and Contingencies: For further information regarding other commitments and contingencies, see Note 7, "Commitments and Contingencies," to the consolidated financial statements.

Contractual Obligations and Commercial Commitments: Information regarding PSNH's contractual obligations and commercial commitments at December 31, 2003 is summarized through 2008 and thereafter as follows:

------------------------------------------------------------------------------------------------------
(Millions of
Dollars)                       2004        2005        2006        2007        2008        Thereafter
------------------------------------------------------------------------------------------------------
Notes payable
  to banks (a)               $ 10.0      $   -        $   -       $  -       $  -          $   -
Long-term
  Debt(a)                        -           -            -          -          -           407.3                       -
Capital
  leases (b) (c)                0.5         0.5          0.3        0.2        0.2             -
Operating
  leases (c) (d)                4.6         3.9          3.6        2.6        2.1            3.6
Long-term
  contractual
  arrangements (c) (d)        136.6       138.0        139.0       66.8       40.6          392.2
------------------------------------------------------------------------------------------------------
Totals                       $151.7      $142.4       $142.9      $69.6      $42.9         $803.1
------------------------------------------------------------------------------------------------------

 (a) Included in PSNH's debt agreements are usual and customary positive, negative and financial covenants. Non-compliance with certain covenants, for example the timely payment of principal and interest, may constitute an event of default, which could cause an acceleration of principal in the absence of receipt by the company of a waiver or amendment. Such acceleration would change the obligations outlined in the table of contractual obligations and commercial commitments.

(b)  The capital lease obligations include imputed interest of $0.7 million.

(c) PSNH has no provisions in its capital or operating lease agreements or agreements related to its long-term contractual arrangements that could trigger a change in terms and conditions, such as acceleration of payment obligations.

(d)  Amounts are not included on PSNH's consolidated balance sheets.

Rate reduction bond amounts are non-recourse to PSNH, have no required payments over the next five years and are not included in this table. Additionally, this table does not include notes payable to affiliated companies totaling $48.9 million at December 31, 2003 and PSNH's expected contribution to the PBOP Plan in 2004 of $7 million. For further information regarding PSNH's contractual obligations and commercial commitments, see
Note 3, "Short-Term Debt," Note 9, "Leases," Note 7D, "Commitments and Contingencies - Long-Term Contractual Arrangements," and Note 11, "Long-Term Debt," to the consolidated financial statements.

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


---------------------------------------------------------------------------------------------------
                                              2003 over/(under) 2002       2002 over/(under) 2001
Income Statement Variances                    ----------------------       ------------------------
(Millions of Dollars)                         Amount         Percent       Amount         Percent
---------------------------------------------------------------------------------------------------
Operating Revenues                            $ (59)          (6)%         $ (17)           (2)%

Operating Expenses:
Fuel, purchased and net interchange power       112           39            (218)          (43)
Other operation                                  16           13               3             2
Maintenance                                       1            1               8            14
Depreciation                                      2            6               1             3
Amortization of regulatory assets, net         (158)         (81)            158            (a)
Amortization of rate reduction bonds             (3)          (6)             16            59
Taxes other than income taxes                    (1)          (2)             (4)          (11)
---------------------------------------------------------------------------------------------------
Total operating expenses                        (31)          (4)            (36)           (4)
---------------------------------------------------------------------------------------------------
Operating Income                                (28)         (18)             19            14
Interest expense, net                            (4)          (8)             (2)           (4)
Other (loss)/income, net                         (4)          (a)            (38)           (a)
---------------------------------------------------------------------------------------------------
Income before income tax expense                (28)         (27)            (17)          (14)
Income tax expense                              (11)         (26)              2             4
---------------------------------------------------------------------------------------------------
Net Income                                    $ (17)         (27)%         $ (19)          (23)%
===================================================================================================

(a) Percent greater than 100.

OPERATING REVENUES
Operating revenues decreased $59 million in 2003 compared with the same period of 2002 primarily due to lower regulated wholesale revenues resulting from the impact of less owned generation since the sale of Seabrook ($114 million), partially offset by higher retail revenues ($56 million). Retail revenues were higher primarily due to higher retail sales volumes ($37 million) and higher TS revenues. Retail kWh sales increased 4.7 percent for the year 2003.

Operating revenues decreased $17 million in 2002 primarily due to lower retail revenues. Retail revenues decreased $24 million primarily due to the May 2001 rate decrease. Retail kWh sales were essentially flat with a 0.1 percent decrease.

FUEL, PURCHASED AND NET INTERCHANGE POWER
Fuel, purchased and net interchange power expense increased $112 million in 2003 primarily due to the absence of the 2002 gain on the sale of utility plant resulting from the sale of Seabrook recorded on NAEC's books, which was transferred to PSNH through the Seabrook Power Contracts ($167 million), partially offset by lower fuel expense resulting from lower regulated wholesale transactions.

Fuel, purchased and net interchange power expense decreased $218 million in 2002 primarily due to the gain on the sale of utility plant resulting from the sale of Seabrook recorded on NAEC's books, which was transferred to PSNH through the Seabrook Power Contracts ($167 million) and lower purchased power from NAEC ($67 million).

OTHER OPERATION AND MAINTENANCE
Other operation and maintenance (O&M) expenses increased $17 million in 2003 primarily due to higher pension costs ($8 million) and higher conservation and customer assistance programs expense ($8 million).

Other O&M expenses increased $11 million in 2002 primarily due to higher fossil/hydro production expense ($8 million) and higher transmission and distribution expense ($3 million).

DEPRECIATION
Depreciation increased $2 million in 2003 primarily due to additions to distribution, generation, and general plant assets.

Depreciation increased $1 million in 2002 primarily due to the construction of the new corporate headquarters.

AMORTIZATION OF REGULATORY ASSETS, NET
Amortization of regulatory assets, net decreased $158 million in 2003 primarily due to the 2002 amortization of stranded costs upon the sale of Seabrook ($167 million), partially offset by an increase in the recovery of stranded costs ($4 million) resulting from the SCRC reconciliation of stranded cost revenues against actual stranded costs.

Amortization of regulatory assets, net increased $158 million in 2002 primarily due to recovery of stranded costs associated with the sale of the Seabrook Station.

AMORTIZATION OF RATE REDUCTION BONDS
Amortization of rate reduction bonds decreased $3 million in 2003 due to the repayment of principle and associated reduction of securitized regulatory assets.

Amortization of rate reduction bonds increased $16 million in 2002 due to the issuance of rate reduction bonds in 2002 and April 2001.

TAXES OTHER THAN INCOME TAXES
Taxes other than income taxes decreased $1 million in 2003 primarily due to lower property tax.

Taxes other than income taxes decreased $4 million in 2002 primarily due to the discontinuance of New Hampshire franchise taxes in 2001.

INTEREST EXPENSE, NET
Interest expense, net decreased $4 million in 2003 due to lower interest on rate reduction bonds due to lower debt levels ($1 million) and lower interest rates.

Interest expense, net decreased $2 million in 2002 primarily due to the December 2001 refinancing of long-term debt at lower rates.

OTHER (LOSS)/INCOME, NET
Other (loss)/income, net decreased $4 million in 2003 primarily due to increased service fees associated with rate reduction bonds and lower gains on the disposition of property in 2003.

Other (loss)/income, net decreased $38 million in 2002 as a result of PSNH's sale of its ownership in Millstone 3 in 2001 ($26 million), a gain on the disposition of property in 2001 ($4 million) and lower dividend income in 2002 ($2 million).

INCOME TAX EXPENSE
Income tax expense decreased $11 million in 2003 primarily as a result of lower book taxable income as compared to 2002. For further information regarding income tax expense, see Note 12, "Income Tax Expense," to the consolidated financial statements.

Income tax expense increased $2 million in 2002 primarily as a result of reduced investment tax credit amortization, partially offset by the tax consequences of lower acquisition premium amortization.

COMPANY REPORT
-------------------------------------------------------------------------------

Management is responsible for the preparation, integrity, and fair presentation of the accompanying consolidated financial statements of Public Service Company of New Hampshire and subsidiaries and other sections of this annual report. These financial statements, which were audited by Deloitte & Touche LLP, have been prepared in conformity with accounting principles generally accepted in the United States of America using estimates and judgments, where required, and giving consideration to materiality.

The company has endeavored to establish a control environment that encourages the maintenance of high standards of conduct in all of its business activities. Management is responsible for maintaining a system of internal control over financial reporting that is designed to provide reasonable assurance, at an appropriate cost-benefit relationship, to the company's management and Board of Trustees of Northeast Utilities regarding the preparation of reliable published financial statements. The system is supported by an organization of trained management personnel, policies and procedures, and a comprehensive program of internal audits. Through established programs, the company regularly communicates to its management employees their internal control responsibilities and obtains information regarding compliance with policies prohibiting conflicts of interest and policies segregating information between regulated and unregulated subsidiary companies. The company has standards of business conduct for all employees, as well as a code of ethics for senior financial officers.

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


INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------
To the Board of Directors of
Public Service Company of New Hampshire:

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Public Service Company of New Hampshire and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1C to the consolidated financial statements, in 2003, the Company adopted Emerging Issues Task Force Issue 03-11, Reporting Realized Gains and Losses on Derivative Instruments that are Subject to FASB Statement No. 133 and not "Held for Trading Purposes" as Defined in Issue No. 02-3, and retroactively, restated the 2002 and 2001 consolidated financial statements.

/s/ DELOITTE & TOUCHE LLP
    DELOITTE & TOUCHE LLP

Hartford, Connecticut
February 23, 2004



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------
At December 31,                                                2003             2002
-----------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
ASSETS
------

Current Assets:
  Cash                                                    $       2,737    $       5,319
  Special deposits                                               30,104              -
  Receivables, net less provision for uncollectible
   accounts of $1,590 in 2003 and $1,990 in 2002                 67,121           68,204
  Accounts receivable from affiliated companies                  11,291            9,667
  Unbilled revenues                                              39,220           32,004
  Notes receivable from affiliated companies                        -             23,000
  Fuel, materials and supplies, at average cost                  54,533           49,182
  Derivative assets                                               1,510              -
  Prepayments and other                                           9,945           10,032
                                                          -------------    -------------
                                                                216,461          197,408
                                                          -------------    -------------
Property, Plant and Equipment:
  Electric utility                                            1,517,513        1,431,774
  Other                                                           5,707            6,195
                                                          -------------    -------------
                                                              1,523,220        1,437,969
     Less: Accumulated depreciation                             635,029          648,800
                                                          -------------    -------------
                                                                888,191          789,169
  Construction work in progress                                  37,401           50,547
                                                          -------------    -------------
                                                                925,592          839,716
                                                          -------------    -------------
Deferred Debits and Other Assets:
  Regulatory assets                                             969,434        1,026,043
  Other                                                          60,324           92,280
                                                          -------------    -------------
                                                              1,029,758        1,118,323
                                                          -------------    -------------
Total Assets                                              $   2,171,811    $   2,155,447
                                                          =============    =============

The accompanying notes are an integral part of these consolidated financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------
At December 31,                                                   2003             2002
--------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to banks                                    $       10,000    $         -
  Notes payable to affiliated companies                             48,900              -
  Accounts payable                                                  48,408           54,588
  Accounts payable to affiliated companies                          13,911            4,008
  Accrued taxes                                                      2,543           65,317
  Accrued interest                                                  10,894           11,333
  Unremitted rate reduction bond collections                        11,051           25,555
  Derivative liabilities                                             1,414              -
  Other                                                             16,689           12,674
                                                            --------------    -------------
                                                                   163,810          173,475
                                                            --------------    -------------

Rate Reduction Bonds                                               472,222          510,841
                                                            --------------    -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                                338,930          359,910
  Accumulated deferred investment tax credits                        2,096            2,680
  Deferred contractual obligations                                  64,237           56,165
  Regulatory liabilities                                           272,081          254,064
  Accrued pension                                                   44,766           37,933
  Other                                                             26,124           31,264
                                                            --------------    -------------
                                                                   748,234          742,016
                                                            --------------    -------------
Capitalization:
  Long-Term Debt                                                   407,285          407,285
                                                            --------------    -------------

  Common Stockholder's Equity:
    Common stock, $1 par value - authorized
     100,000,000 shares; 301 shares outstanding
     in 2003 and 2002                                                  -                -
    Capital surplus, paid in                                       156,555          126,937
    Retained earnings                                              223,822          194,998
    Accumulated other comprehensive loss                              (117)            (105)
                                                            --------------    -------------
  Common Stockholder's Equity                                      380,260          321,830
                                                            --------------    -------------
Total Capitalization                                               787,545          729,115
                                                            --------------    -------------

Commitments and Contingencies (Note 7)

Total Liabilities and Capitalization                        $    2,171,811    $   2,155,447
                                                            ==============    =============

The accompanying notes are an integral part of these consolidated financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                  2003          2002            2001
-----------------------------------------------------------------------------------------------------------
                                                                        (Thousands of Dollars)


Operating Revenues                                           $   888,186   $   947,178    $    964,415
                                                             -----------   -----------    ------------
Operating Expenses:
  Operation -
     Fuel, purchased and net interchange power                   400,518       288,427         506,397
     Other                                                       142,550       126,506         123,533
  Maintenance                                                     64,872        64,146          56,276
  Depreciation                                                    43,322        40,941          39,741
  Amortization of regulatory assets, net                          37,861       196,246          38,629
  Amortization of rate reduction bonds                            40,040        42,714          26,816
  Taxes other than income taxes                                   33,407        34,226          38,375
                                                             -----------   -----------    ------------
    Total operating expenses                                     762,570       793,206         829,767
                                                             -----------   -----------    ------------
Operating Income                                                 125,616       153,972         134,648

Interest Expense:
  Interest on long-term debt                                      15,408        16,752          29,308
  Interest on rate reduction bonds                                29,081        30,499          20,721
  Other interest                                                     727         1,874             915
                                                             -----------   -----------    ------------
    Interest expense, net                                         45,216        49,125          50,944
                                                             -----------   -----------    ------------
Other (Loss)/Income, Net                                          (5,003)       (1,671)         36,643
                                                             -----------   -----------    ------------
Income Before Income Tax Expense                                  75,397       103,176         120,347
Income Tax Expense                                                29,773        40,279          38,571
                                                             -----------   -----------    ------------
Net Income                                                   $    45,624   $    62,897    $     81,776
                                                             ===========   ===========    ============

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Net Income                                                   $    45,624   $    62,897    $     81,776
                                                             -----------   -----------    ------------
Other comprehensive income/(loss), net of tax:
  Unrealized gains/(losses) on securities                            128          (620)           (801)
  Minimum supplemental executive retirement
    pension liability adjustments                                   (140)          109             -
                                                             -----------   -----------    ------------
     Other comprehensive loss, net of tax                            (12)         (511)           (801)
                                                             -----------   -----------    ------------
Comprehensive Income                                         $    45,612   $    62,386    $     80,975
                                                             ===========   ===========    ============

The accompanying notes are an integral part of these consolidated financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

--------------------------------------------------------------------------------------------------------------------
                                                                                              Accumulated
                                                  Common Stock       Capital                     Other
                                                ----------------     Surplus,    Retained    Comprehensive    Total
                                                Shares    Amount     Paid In     Earnings    Income/(Loss)     (a)
--------------------------------------------------------------------------------------------------------------------
                                                           (Thousands of Dollars, except share information)
Balance at January 1, 2001                       1,000     $ 1      $ 424,909     $123,177      $1,207      $549,294

  Net income for 2001                                                               81,776                    81,776
  Cash dividends on preferred stock                                                 (1,286)                   (1,286)
  Cash dividends on common stock                                                   (27,000)                  (27,000)
  Repurchase of common stock                      (612)     (1)      (259,999)                              (260,000)
  Capital stock expenses, net                                              90                                     90
  Allocation of benefits - ESOP                                                       (248)                     (248)
  Other comprehensive loss                                                                        (801)         (801)
                                                 -----     ----     ---------     --------      ------      --------
Balance at December 31, 2001                       388       -        165,000      176,419         406       341,825

  Net income for 2002                                                               62,897                    62,897
  Cash dividends on common stock                                                   (45,000)                  (45,000)
  Repurchase of common stock                       (87)               (37,000)                               (37,000)
  Allocation of benefits - ESOP                                        (1,063)         682                      (381)
  Other comprehensive loss                                                                        (511)         (511)
                                                 -----     ----     ---------     --------      ------      --------
Balance at December 31, 2002                       301       -        126,937      194,998        (105)      321,830

  Net income for 2003                                                               45,624                    45,624
  Cash dividends on common stock                                                   (16,800)                  (16,800)
  Allocation of benefits - ESOP                                          (382)                                  (382)
  Capital contribution from NU parent                                  30,000                                 30,000
  Other comprehensive loss                                                                         (12)          (12)
                                                 -----     ----     ---------     --------      ------      --------
Balance at December 31, 2003                       301     $ -      $ 156,555     $223,822      $ (117)     $380,260
                                                 =====     ====     =========     ========      ======      ========

(a) The Federal Power Act, the Public Utility Holding Act of 1935 (the
    1935 Act), and certain state statutes limit the payment of dividends by the company to its retained earnings balance.

    The Utility Group credit agreement also limits dividend payments subject to the requirements that the company's total debt to total capitalization ratio does not exceed 65 percent.

    At December 31, 2003, retained earnings available for payment of dividends is restricted to $84.0 million.

The accompanying notes are an integral part of these consolidated financial statements.


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------
 For the Years Ended December 31,                                       2003            2002          2001
---------------------------------------------------------------------------------------------------------------
                                                                              (Thousands of Dollars)
Operating activities:
  Net income                                                       $   45,624      $   62,897     $   81,776
  Adjustments to reconcile to net cash flows
   provided by operating activities:
    Depreciation                                                       43,322          40,941         39,741
    Deferred income taxes and investment tax credits, net              (6,670)        (79,866)       195,422
    Amortization of regulatory assets, net                             37,861         196,246         38,629
    Amortization of rate reduction bonds                               40,040          42,714         26,816
    Amortization of recoverable energy costs                           23,388           9,859        (21,234)
    Regulatory recoveries                                              10,778         (34,315)      (133,954)
    Other sources of cash                                              23,723          23,708        113,626
    Other uses of cash                                                (52,769)        (18,137)       (42,060)
  Changes in current assets and liabilities:
    Receivables and unbilled revenues, net                             (7,757)          2,989          3,212
    Fuel, materials and supplies                                       (5,351)         (7,135)       (13,287)
    Other current assets (excludes cash)                                   87             179         14,576
    Accounts payable                                                    3,723           7,583        (48,888)
    Accrued taxes                                                     (62,774)         63,036          1,624
    Other current liabilities                                         (10,981)         14,253         15,716
                                                                   ----------      ----------     ----------
Net cash flows provided by operating activities                        82,244         324,952        271,715
                                                                   ----------      ----------     ----------

Investing Activities:
  Investments in plant                                               (105,626)       (108,729)       (91,770)
  NU system Money Pool borrowing/(lending)                             71,900         (46,000)        23,000
  Investments in nuclear decommissioning trusts                          -               -              (137)
  Net proceeds from sale of utility plant                                -               -            24,888
  Buyout/buydown of IPP contracts                                     (20,437)         (5,152)       (48,164)
  CVEC acquisition special deposit                                    (30,104)           -              -
  Other investment activities                                          15,066          (8,269)       (30,906)
                                                                   ----------      ----------     ----------
Net cash flows used in investing activities                           (69,201)       (168,150)      (123,089)
                                                                   ----------      ----------     ----------

Financing Activities:
  Repurchase of common stock                                             -            (37,000)      (260,000)
  Issuance of long-term debt                                             -               -           287,485
  Issuance of rate reduction bonds                                       -             50,000        525,000
  Retirement of rate reduction bonds                                  (38,619)        (46,540)       (17,619)
  Increase/(decrease) in short-term debt                               10,000         (60,500)        60,500
  Reacquisitions and retirements of long-term debt                       -               -          (287,485)
  Reacquisitions and retirements of preferred stock                      -               -           (24,268)
  Buydown of capital lease obligation                                    -               -          (497,508)
  Capital contribution from Northeast Utilities                        30,000            -              -
  Cash dividends on preferred stock                                      -               -            (1,286)
  Cash dividends on common stock                                      (16,800)        (45,000)       (27,000)
  Other financing activities                                             (206)        (13,922)       (21,448)
                                                                   ----------      ----------     ----------
Net cash flows used in financing activities                           (15,625)       (152,962)      (263,629)
                                                                   ----------      ----------     ----------
Net (decrease)/increase in cash                                        (2,582)          3,840       (115,003)
Cash - beginning of year                                                5,319           1,479        116,482
                                                                   ----------      ----------     ----------
Cash - end of year                                                 $    2,737      $    5,319     $    1,479
                                                                   ==========      ==========     ==========

Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized                             $   45,639      $   47,506     $   47,369
                                                                   ==========      ==========     ==========
  Income taxes                                                     $   97,165      $   56,458     $  168,021
                                                                   ==========      ==========     ==========

The accompanying notes are an integral part of these consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

A.   ABOUT PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
Public Service Company of New Hampshire (PSNH or the company) is a wholly owned subsidiary of Northeast Utilities (NU). PSNH is registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. NU is registered with the SEC as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and NU, including PSNH, is subject to the provisions of the 1935 Act. Arrangements among PSNH, other NU companies, outside agencies, and other utilities covering interconnections, interchange of electric power and sales of utility property, are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. PSNH is subject to further regulation for rates, accounting and other matters by the FERC and the New Hampshire Public Utilities Commission (NHPUC). PSNH, The Connecticut Light and Power Company (CL&P), and Western Massachusetts Electric Company (WMECO), furnish franchised retail electric service in New Hampshire, Connecticut and Massachusetts, respectively.

Several wholly owned subsidiaries of NU provide support services for NU's companies, including PSNH. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU's companies.

B.   PRESENTATION
The consolidated financial statements of PSNH and of its subsidiaries, as applicable, include the accounts of all their respective subsidiaries. Intercompany transactions have been eliminated in consolidation.

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

C.   NEW ACCOUNTING STANDARDS
Derivative Accounting: Effective January 1, 2001, PSNH adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends SFAS No. 133. This new statement incorporates interpretations that were included in previous Derivative Implementation Group guidance, clarifies certain conditions, and amends other existing pronouncements. It is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 resulted in fair value accounting for certain PSNH contracts that are subject to unplanned netting and do not meet the definition of capacity contracts. These non-trading derivative contracts are recorded at fair value at December 31, 2003, as derivative assets and liabilities with offsetting amounts recorded as regulatory liabilities and assets because the contracts are part of providing regulated electric or gas service.

In August of 2003, the FASB ratified the consensus reached by its Emerging Issues Task Force (EITF) in July 2003 on EITF Issue No. 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not `Held for Trading Purposes' as Defined in Issue No. 02-3." Prior to Issue No. 03-11, no specific guidance existed to address the classification in the income statement of derivative contracts that are not held for trading purposes. The consensus states that determining whether realized gains and losses on contracts that physically deliver and are not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances.
PSNH has derivative sales contracts, and though these contracts may result in physical delivery, management has determined, based on the relevant facts and circumstances, that because these transactions are part of PSNH's procurement activities, inclusion in operating expenses better depicts these sales activities. At December 31, 2003, settlements of these derivative contracts that are not held for trading purposes, though previously reported on a gross basis, are reported on a net basis in expenses. Sales amounting to $48.9 million for the first nine months of 2003 were reflected as revenues in quarterly reporting but are now included in expenses.

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

The impact on previously reported 2002 and 2001 amounts is as follows:

---------------------------------------------------------------------
                                  For the Years Ended December 31,
---------------------------------------------------------------------
(Millions of Dollars)                    2002           2001
---------------------------------------------------------------------
Operating Revenues:
  As previously reported               $1,046.8       $1,171.6
  Impact of reclassifications             (99.6)        (207.2)
---------------------------------------------------------------------
  As currently reported                $  947.2       $  964.4
---------------------------------------------------------------------
Fuel, Purchased and Net
  Interchange Power:
  As previously reported               $  388.0       $  713.6
  Impact of reclassifications             (99.6)        (207.2)
---------------------------------------------------------------------
  As currently reported                $  288.4       $  506.4
---------------------------------------------------------------------

Employers' Disclosures about Pensions and Other Postretirement Benefits: In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," (SFAS No.
132R). This statement revises employers' disclosures about pension plans and other postretirement benefit plans, requires additional disclosures about the assets, obligations, cash flows, and the net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans and requires companies to disclose various elements of pension and postretirement benefit costs in interim period financial statements. The revisions in SFAS No. 132R are effective for 2003, and PSNH included the disclosures required by SFAS No. 132R in this annual report. For the required disclosures, see
Note 5, "Pension Benefits and Postretirement Benefits Other Than Pensions," to the consolidated financial statements.

Liabilities and Equity: In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and was otherwise effective for PSNH for the third quarter of 2003. The adoption of SFAS No. 150 did not have an impact on PSNH's consolidated financial statements.

Consolidation of Variable Interest Entities: In December 2003, the FASB issued a revised version of FASB Interpretation No. (FIN) 46 "Consolidation of Variable Interest Entities," (FIN 46R). FIN 46R is effective for PSNH for the first quarter of 2004 but is not expected to have an impact on PSNH's consolidated financial statements.

D.   GUARANTEES
At December 31, 2003, NU had outstanding guarantees to PSNH of $4.4 million. PSNH has no guarantees outstanding at December 31, 2003.

E.   REVENUES
PSNH retail revenues are based on rates approved by the NHPUC. These regulated rates are applied to customers' use of energy to calculate a bill. In general, rates can only be changed through formal proceedings with the NHPUC.

NHPUC utilizes regulatory commission-approved tracking mechanisms to track the recovery of certain incurred costs. The tracking mechanisms allow for rates to be changed periodically, with overcollections refunded to customers or underrecollections collected from customers in future periods.

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

In 2003, the unbilled sales estimates for PSNH were tested using the cycle method. The cycle method uses the billed sales from each meter reading cycle and an estimate of unbilled days in each month based on the meter reading schedule. The cycle method is historically more accurate than the requirements method when used in a mostly weather-neutral month. The cycle method resulted in adjustments to the estimate of unbilled revenues that had a positive after-tax earnings impact on PSNH of $3.3 million in 2003.

Wholesale transmission revenues are based on rates and formulas that are approved by the FERC. Most of PSNH's wholesale transmission revenues are collected through a combination of the New England Regional Network Service
(RNS) tariff and PSNH's Local Network Service (LNS) tariff. The RNS tariff, which is administered by the New England Independent System Operator, recovers the revenue requirements associated with transmission facilities that are deemed by the FERC to be Pool Transmission Facilities. The LNS tariff which was accepted by the FERC on October 22, 2003, provides for the recovery of PSNH's total transmission revenue requirements, net of revenue credits received from various rate components, including revenues received under the RNS rates.

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

For further information regarding these contracts and their accounting, see
Note 4, "Derivative Instruments and Risk Management Activities," to the consolidated financial statements.

G.   REGULATORY ACCOUNTING
The accounting policies of PSNH conform to accounting principles generally accepted in the United States of America applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."

The transmission, distribution and generation businesses of PSNH continue to be cost-of-service rate regulated. The state's electric utility industry restructuring laws have been modified to delay the sale of PSNH's fossil and hydroelectric generation assets until at least April of 2006. There has been no regulatory action to the contrary, and management currently has no plans to divest these generation assets. As the NHPUC has allowed and is expected to continue to allow rate recovery of a return on and recovery of these assets, as well as all operating expenses, PSNH meets the criteria for the application of SFAS No. 71. Stranded costs related to generation assets, to the extent not currently recovered in rates, are deferred as Part 3 stranded costs under the "Agreement to Settle PSNH Restructuring" (Restructuring Settlement). Part 3 stranded costs are nonsecuritized regulatory assets which must be recovered by a recovery end date determined in accordance with the Restructuring Settlement or be written off.

Management believes the application of SFAS No. 71 to the portions of the aforementioned businesses continues to be appropriate. Management also believes it is probable that PSNH will recover their investments in long-lived assets, including regulatory assets. In addition, all material net regulatory assets are earning an equity return, except for securitized regulatory assets, which are not supported by equity.

The components of regulatory assets are as follows:

----------------------------------------------------------------
                                        At December 31,
----------------------------------------------------------------
(Millions of Dollars)                    2003        2002
----------------------------------------------------------------
Recoverable nuclear costs              $ 33.3     $   36.8
Securitized assets                      465.3        505.4
Income taxes, net                        44.2         96.5
Unrecovered contractual obligations      69.9         58.7
Recoverable energy costs                218.3        241.7
Other                                   138.4         87.0
----------------------------------------------------------------
Totals                                 $969.4     $1,026.1
----------------------------------------------------------------

Recoverable Nuclear Costs: In March 2001, PSNH recorded a regulatory asset in conjunction with the sale of the Millstone nuclear units (Millstone) with an unamortized balance of $33.3 million and $36.8 million at December 31, 2003 and 2002, respectively, which is included in recoverable nuclear costs.

Securitized Assets: In April 2001, PSNH issued rate reduction certificates in the amount of $525 million. PSNH used the majority of this amount to buy down its power contract with North Atlantic Energy Corporation (NAEC). The remaining balance is $427 million and $460 million at December 31, 2003 and 2002, respectively.

In January 2002, PSNH issued an additional $50 million in rate reduction certificates and used the proceeds from this issuance to repay short-term debt that was incurred to buy out a purchased-power contract in December 2001. The remaining balance is $38 million and $46 million at December 31, 2003 and 2002, respectively.

Securitized assets are being recovered over the amortization period of their associated rate reduction bonds. All outstanding rate reduction bonds of PSNH are scheduled to fully amortize by May 1, 2013.

Income Taxes, Net: The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the NHPUC and SFAS No. 109. Differences in income taxes between SFAS No. 109 and the rate-making treatment of the NHPUC are recorded as regulatory assets.
For further information regarding income taxes, see Note 1H, "Summary of Significant Accounting Policies - Income Taxes," and Note 12, "Income Tax Expense," to the consolidated financial statements.

Unrecovered Contractual Obligations: PSNH, under the terms of contracts with the Yankee Companies, is responsible for their proportionate share of the remaining costs of the units, including decommissioning. These amounts are recorded as unrecovered contractual obligations and are recovered as stranded costs. During 2002, PSNH was notified by the Yankee Companies that the estimated cost of decommissioning their units had increased over prior estimates due to higher anticipated costs for spent fuel storage, security and liability and property insurance. In December 2002, PSNH recorded an additional $23.6 million in deferred contractual obligations and a corresponding increase in the unrecovered contractual obligations regulatory asset as a result of these increased costs.

In November 2003, the Connecticut Yankee Atomic Power Company (CYAPC) prepared an updated estimate of the cost of decommissioning its nuclear unit. PSNH's aggregate share of the estimated increased cost is $17.1 million.
PSNH recorded an additional $17.1 million in deferred contractual obligations and a corresponding increase in the unrecovered contractual obligations regulatory asset as a result of these increased costs.

Recoverable Energy Costs: In conjunction with the implementation of restructuring under the Restructuring Settlement on May 1, 2001, PSNH's fuel and purchased-power adjustment clause (FPPAC) was discontinued. At
December 31, 2003 and 2002, PSNH had $162.2 million and $179.6 million, respectively, of recoverable energy costs deferred under the FPPAC, including previous deferrals of purchases from IPPs. Under the Restructuring Settlement, the FPPAC deferrals are recovered as a Part 3 stranded cost through a stranded cost recovery charge (SCRC). Also included in PSNH's recoverable energy costs are costs associated with certain contractual purchases from IPPs that had previously been included in the FPPAC. These costs are treated as Part 3 stranded costs and amounted to $56.1 million and $62.1 million at December 31, 2003 and 2002, respectively.

PSNH's recoverable energy costs are Part 3 stranded costs which are nonsecuritized regulatory assets which must be recovered by a recovery end date to be determined in accordance with the Restructuring Settlement or which will be written off. Based on current projections, PSNH expects to fully recover all of its Part 3 stranded costs by the recovery end date.

Regulatory Liabilities: PSNH maintained $272.1 million and $254.1 million of regulatory liabilities at December 31, 2003 and 2002, respectively. These amounts are comprised of the following:

----------------------------------------------------------------
                                            At December 31,
----------------------------------------------------------------
(Millions of Dollars)                     2003          2002
----------------------------------------------------------------
Cost of removal                          $ 88.0       $ 67.0
SCRC overcollections                      160.4        166.2
Regulatory liabilities offsetting
  derivative assets                         1.5          -
Other regulatory liabilities               22.2         20.9
----------------------------------------------------------------
Totals                                   $272.1       $254.1
----------------------------------------------------------------

Under SFAS No. 71, PSNH currently recovers amounts in rates for future costs of removal of plant assets. Historically, these amounts were included as a component of accumulated depreciation until spent. These amounts were reclassified to regulatory liabilities on the accompanying consolidated balance sheets.

The SCRC allows PSNH to recover its stranded costs.

The regulatory liabilities offsetting derivative assets relate to the fair value of purchase and sales contracts used for market discovery of future procurement activities that will benefit ratepayers in the future. PSNH also has financial transmission rights (FTR) contracts which are derivative assets offset by a regulatory liability.

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

The tax effects of temporary differences that give rise to the net accumulated deferred tax obligation are as follows:

----------------------------------------------------------------
                                           At December 31,
----------------------------------------------------------------
(Millions of Dollars)                      2003       2002
----------------------------------------------------------------
Deferred tax liabilities:
  Accelerated depreciation and
    other plant-related differences       $117.6     $100.0
  Regulatory amounts:
    Securitized contract termination
        costs and other                    173.3      183.0
    Deferrals of fuel and small
        power producer costs                91.9       94.0
  Income tax gross-up                       17.8       38.0
  Other                                     68.7       66.1
----------------------------------------------------------------
Total deferred tax liabilities             469.3      481.1
----------------------------------------------------------------
Deferred tax assets:
   Regulatory deferrals                     96.7       90.2
   Employee benefits                        21.0       18.7
   Income tax gross-up                       1.0        1.2
   Other                                    11.7       11.1
----------------------------------------------------------------
Total deferred tax assets                  130.4      121.2
----------------------------------------------------------------
Totals                                    $338.9     $359.9
----------------------------------------------------------------

NU and its subsidiaries, including PSNH, file a consolidated federal income tax return. Likewise NU and its subsidiaries, including PSNH, file state income tax returns, with some filing in more than one state. NU and its subsidiaries, including PSNH, are parties to a tax allocation agreement under which each taxable subsidiary pays a quarterly estimate (or settlement) of no more than it would have otherwise paid had it filed a stand-alone tax return. Generally these quarterly estimated payments are settled to actual payments within three months after filing the associated return. Subsidiaries generating tax losses are similarly paid for their losses when utilized.

In 2000, NU requested from the Internal Revenue Service (IRS) a Private Letter Ruling (PLR) regarding the treatment of unamortized investment tax credits (ITC) and excess deferred income taxes (EDIT) related to generation assets that have been sold. EDIT are temporary differences between book and taxable income that were recorded when the federal statutory tax rate was higher than it is now or when those differences were expected to be resolved. The PLR addresses whether or not EDIT and ITC can be returned to customers, which without a PLR management believes would represent a violation of current tax law. The IRS declared a moratorium on issuing PLRs until final regulations on the return of EDIT and ITC to regulated customers are issued by the Treasury Department. Proposed regulations were issued in March 2003, and a hearing took place in June 2003. The proposed new regulations would allow the return of EDIT and ITC to regulated customers without violating the tax law. Also, under the proposed regulations, a company could elect to apply the regulation retroactively. The Treasury Department is currently deliberating the comments received at the hearing. If final regulations consistent with the proposed regulations are issued, then there could be an impact on PSNH's financial statements.

I.   DEPRECIATION
The provision for depreciation on utility assets is calculated using the straight-line method based on the estimated remaining useful lives of depreciable plant-in-service, which range primarily from 14 years to 75 years, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Depreciation rates are applied to plant-in-service from the time it is placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. Cost of removal is now classified as a regulatory liability. The depreciation rates for the several classes of electric utility plant-in-service are equivalent to a composite rate of 3 percent in 2003, 2002 and 2001.

J.   EQUITY INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
Regional Nuclear Companies: At December 31, 2003, PSNH owns common stock in three regional nuclear companies (Yankee Companies). PSNH's ownership interests in the Yankee Companies at December 31, 2003, which are accounted for on the equity method are 5 percent of the CYAPC, 7 percent of the Yankee Atomic Electric Company (YAEC) and 5 percent of the Maine Yankee Atomic Power Company (MYAPC). Effective November 7, 2003, PSNH sold its collective 4.3 percent ownership interest in Vermont Yankee Nuclear Power Corporation (VYNPC). PSNH's total equity investment in the Yankee Companies at December 31, 2003 and 2002 is $4.6 million and $8 million respectively. Each of the remaining Yankee Companies owns a single nuclear generating plant which is being decommissioned.

K.   ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
The allowance for funds used during construction (AFUDC) is a non-cash item that is included in the cost of utility plant and represents the cost of borrowed and equity funds used to finance construction. The portion of AFUDC attributable to borrowed funds is recorded as a reduction of other interest expense, and the cost of equity funds is recorded as other income on the consolidated statements of income:

-----------------------------------------------------------
                         For the Years Ended December 31,
-----------------------------------------------------------
(Millions of Dollars,
except percentages)           2003      2002      2001
-----------------------------------------------------------
Borrowed funds                $0.6      $1.0      $0.9
Equity funds                   0.6       0.6       1.7
-----------------------------------------------------------
Totals                        $1.2      $1.6      $2.6
-----------------------------------------------------------
Average AFUDC rates            3.9%      4.7%      8.8%
-----------------------------------------------------------

L.   ASSET RETIREMENT OBLIGATIONS
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that legal obligations associated with the retirement of property, plant and equipment be recognized as a liability at fair value when incurred and when a reasonable estimate of the fair value of the liability can be made. SFAS No. 143 was effective on January 1, 2003, for PSNH. Management has completed its review process for potential asset retirement obligations (ARO) and has not identified any material AROs that have been incurred. However, management identified certain removal obligations that arise in the ordinary course of business or have a low probability of occurring. These types of obligations primarily relate to transmission and distribution lines and poles, telecommunication towers, transmission cables and certain FERC or state regulatory agency re-licensing issues. These obligations are AROs that have not been incurred or are not material in nature.

A portion of PSNH's rates is intended to recover the cost of removal of certain utility assets. The amounts recovered do not represent AROs. At December 31, 2003 and 2002, cost of removal was approximately $88 million and $67 million, respectively.

M.   MATERIALS AND SUPPLIES
Materials and supplies include materials purchased primarily for construction, operation and maintenance (O&M) purposes. Materials and supplies are valued at the lower of average cost or market.

N.   SPECIAL DEPOSITS
Special deposits represents $30.1 million in escrow that PSNH funded to acquire Connecticut Valley Electric Company, Inc. on January 1, 2004.

O.   OTHER (LOSS)/INCOME
The pre-tax components of PSNH's other (loss)/income items are as follows:

---------------------------------------------------------------------
                                    For the Years Ended December 31,
---------------------------------------------------------------------
(Millions of Dollars)               2003         2002          2001
---------------------------------------------------------------------
Gain related to Millstone sale     $  -         $  -          $25.9
Investment income                    0.1          1.2           2.3
Charitable donations                (0.4)        (0.4)         (0.7)
Other                               (4.7)        (2.5)          9.1
---------------------------------------------------------------------
Totals                             $(5.0)       $(1.7)        $36.6
---------------------------------------------------------------------

2.   SEABROOK POWER CONTRACTS
-------------------------------------------------------------------------------

PSNH and NAEC had entered into two power contracts that previously obligated PSNH to purchase NAEC's 35.98 percent ownership of the capacity and output of Seabrook for the term of Seabrook's operating license. NAEC's cost of service included all of its Seabrook-related costs, including O&M expenses, fuel expense, income and property tax expense, depreciation expense, certain overhead and other costs, and a return on its allowed investment. With the implementation of the Settlement Agreement, PSNH and NAEC restructured the power contracts and bought down the value of the Seabrook plant asset, as defined within the Settlement Agreement, to $100 million. On November 1, 2002, NAEC consummated the sale of its investment in Seabrook and refunded the remaining proceeds from the sale to PSNH through the Seabrook Power Contracts. With the sale of NAEC's ownership interest in Seabrook, sales of capacity and output under the Seabrook Power Contracts ended.

3.   SHORT-TERM DEBT
-------------------------------------------------------------------------------

Limits: The amount of short-term borrowings that may be incurred by PSNH is subject to periodic approval by either the SEC under the 1935 Act or by the NHPUC. On June 30, 2003, the SEC granted authorization allowing PSNH to incur total short-term borrowings up to a maximum of $100 million through June 30, 2006, with authorization for borrowings from the NU Money Pool
(Pool) granted through June 30, 2004.

PSNH is authorized by the NHPUC to incur short-term borrowings up to a maximum of $100 million.

Credit Agreement: On November 10, 2003, PSNH, CL&P, WMECO and Yankee Gas entered into a 364-day unsecured revolving credit facility for $300 million. This facility replaces a similar credit facility that expired on November 11, 2003 and PSNH may draw up to $100 million under this facility. Unless extended, the credit facility will expire on November 8, 2004. At December 31, 2003 and 2002, there were $10 million and no borrowings, respectively, under these credit facilities.

Under the aforementioned credit agreement, PSNH may borrow at fixed or variable rates plus an applicable margin based upon certain debt ratings, as rated by the lower of Standard and Poor's or Moody's Investors Service. The weighted average interest rate on PSNH's notes payable to banks outstanding on December 31, 2003 was 2 percent.

Under the credit agreement, PSNH must comply with certain financial and non-financial covenants as are customarily included in such agreements, including but not limited to, consolidated debt ratios and interest coverage ratios. The most restrictive financial covenant is the interest coverage ratio. PSNH currently is and expects to remain in compliance with these covenants.

Pool: PSNH is a member of the Pool. The Pool provides a more efficient use of the cash resources of NU and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2003 and 2002, PSNH had borrowings of $48.9 million and lendings of $23 million to the Pool, respectively. The interest rate on borrowings from and lendings to the Pool at December 31, 2003 and 2002 was 1 percent and 1.2 percent, respectively.

4.   DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT ACTIVITIES
-------------------------------------------------------------------------------

A.   DERIVATIVE INSTRUMENTS
Effective January 1, 2001, PSNH adopted SFAS No. 133, as amended.
Derivatives that do not meet the definition of a cash flow hedge and cannot be designated as being used for normal purchases or normal sales are also recorded at fair value with changes in fair value included in earnings unless recorded as a regulatory asset or liability. Derivative contracts that are entered into as a normal purchase or sale and will result in physical delivery, and are documented as such, are recorded under accrual accounting. For information regarding accounting changes related to derivative instruments, see Note 1C, "Summary of Significant Accounting Policies - New Accounting Standards," to the consolidated financial statements.

In 2003, there were changes to interpretations of as well as an amendment to SFAS No. 133, and the FASB continues to consider changes that could affect the way PSNH records and discloses derivative and hedging activities.

PSNH has energy contracts that are subject to unplanned netting and do not meet the definition of capacity contracts. These non-trading derivative contracts were recorded at fair value at December 31, 2003 as derivative assets of approximately $1.4 million and derivative liabilities with a fair value of approximately $1.4 million with offsetting regulatory assets and regulatory liabilities, respectively.

To mitigate the risk associated with certain supply contracts, PSNH purchased FTRs. FTRs are derivatives that cannot qualify for the normal purchases and sales exception. The fair value of these FTR non-trading derivatives at December 31, 2003 was an asset of $0.1 million. PSNH had no non-trading derivatives at December 31, 2002 that were required to be recorded at fair value.

B.   RISK MANAGEMENT ACTIVITIES
PSNH is subject to credit risk from certain long-term or high-volume supply contracts with energy marketing companies. Credit risks and market risks at PSNH are monitored regularly by a Risk Oversight Council operating outside of the business units that create or actively manage these risk exposures to ensure compliance with NU's stated risk management policies.

5.   PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
-------------------------------------------------------------------------------

Pension Benefits: PSNH participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular NU employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. Pre-tax pension expense/(income) was $6.8 million of expense in 2003, $0.6 million of expense in 2002, and $3.9 million of income in 2001. These amounts exclude pension settlements, curtailments and net special termination expense of $1.3 million in 2001. PSNH uses a December 31 measurement date for the Pension Plan. Pension expense/(income)attributable to earnings is as follows:

-------------------------------------------------------------------------
                                       For the Years Ended December 31,
-------------------------------------------------------------------------
(Millions of Dollars)                      2003      2002      2001
-------------------------------------------------------------------------
Pension expense/(income) before
  settlements, curtailments
  and special termination benefits        $ 6.8     $ 0.6     $(3.9)
Net pension expense/(income)
  capitalized as utility plant             (2.0)     (0.2)     (1.4)
-------------------------------------------------------------------------
Net pension expense/(income)
  before settlements, curtailments
  and special termination
  benefits                                  4.8       0.4      (2.5)
Settlements, curtailments and
  special termination benefits
  reflected in earnings                      -         -        1.2
-------------------------------------------------------------------------
Total pension expense/(income)
  included in earnings                    $ 4.8     $ 0.4     $(1.3)
-------------------------------------------------------------------------

Pension Settlements, Curtailments and Special Termination Benefits: There were no settlements, curtailments or special termination benefits in 2002 and 2003.

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

One component of the VSP included special pension termination benefits equal to the greater of 5 years added to both age and credited service of eligible participants or two weeks of pay for each year of service subject to a minimum level of 12 weeks and a maximum of 52 weeks for eligible participants. The special pension termination benefits expense associated with the VSP totaled $2.1 million in 2001. The net total of the settlement and curtailment income and the special termination benefits expense was $1.3 million, of which $1.2 million of costs were included in operating expenses, $0.1 million was deferred as a regulatory liability and is expected to be returned to customers.

Postretirement Benefits Other Than Pensions (PBOP): PSNH also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (PBOP Plan). These benefits are available for employees retiring from PSNH who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the estimated work life of the employee. PSNH uses a December 31 measurement date for the PBOP Plan. PSNH annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

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

Based on the current PBOP Plan provisions, PSNH's actuaries believe that PSNH will qualify for this federal subsidy because the actuarial value of PSNH's PBOP Plan is estimated to be 60 percent greater than that of the standard Medicare benefit. PSNH will directly benefit from the federal subsidy for retirees who retired before 1993. For other retirees, management does not believe that PSNH will benefit from the subsidy because PSNH's cost support for these retirees is capped at a fixed dollar commitment.

The aggregate effect of recognizing the Medicare change is a decrease to the PBOP benefit obligation of $4.4 million. This amount includes the present value of the future government subsidy, which was estimated by discounting the expected payments using the actuarial assumptions used to determine the PBOP liability at December 31, 2003. Also included in the $4.4 million estimate is a decrease in the assumed participation in NU's retiree health plan from 95 percent to 85 percent for future retirees, which reflects the expectation that the Medicare prescription benefit will produce insurer-sponsored health plans that are more financially attractive to future retirees. The per capita claims cost estimate was not changed. Management reduced the PBOP benefit obligation as of December 31, 2003 by $4.4 million and recorded this amount as an actuarial gain within unrecognized net loss/(gain) in the tables that follow. The $4.4 million actuarial gain will be amortized beginning in 2004 as a reduction to PBOP expense over the future working lifetime of employees covered under the plan (approximately 13 years). PBOP expense in 2004 will also reflect a lower interest cost due to the reduction in the December 31, 2003 benefit obligation.

Specific authoritative guidance on accounting for the effect of the Medicare federal subsidy on PBOP plans and amounts is pending from the FASB. When issued, that guidance could require PSNH to change the accounting described above and change the information reported herein.

PBOP Settlements, Curtailments and Special Termination Benefits:   There were
no settlements, curtailments or special termination benefits in 2002 and 2003. In 2001, PSNH recorded PBOP special termination benefits expense totaling $0.2 million in connection with the VSP. This amount was recorded as a regulatory asset and collected through regulated utility rates in 2002.

The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:

----------------------------------------------------------------------------------------------------------
                                                                       At December 31,
----------------------------------------------------------------------------------------------------------
                                                      Pension Benefits           Postretirement Benefits
----------------------------------------------------------------------------------------------------------
(Millions of Dollars)                                2003         2002               2003        2002
----------------------------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year            $(260.9)     $(227.9)           $(63.7)     $(65.4)
Service cost                                          (6.4)        (5.8)             (1.1)       (1.1)
Interest cost                                        (17.3)       (16.8)             (4.5)       (4.6)
Medicare impact                                         -            -                4.4          -
Plan amendment                                          -          (1.8)               -          4.6
Transfers                                               -          (0.5)               -           -
Actuarial loss                                       (17.3)       (20.6)             (8.5)       (4.1)
Benefits paid - excluding lump sum payments           12.9         12.3               6.6         6.9
Benefits paid - lump sum payments                       -           0.2                -           -
Curtailments and settlements                            -            -                 -           -
Special termination benefits                            -            -                 -           -
----------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                  $(289.0)     $(260.9)           $(66.8)     $(63.7)
----------------------------------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year     $ 163.5      $ 196.6            $ 24.4      $ 28.4
Actual return on plan assets                          41.3        (21.1)              5.7        (2.5)
Employer contribution                                   -            -                6.2         5.4
Plan asset transfer in                                  -           0.5                -           -
Benefits paid - excluding lump sum payments          (12.9)       (12.3)             (6.6)       (6.9)
Benefits paid - lump sum payments                       -          (0.2)               -           -
----------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year           $ 191.9      $ 163.5            $ 29.7      $ 24.4
----------------------------------------------------------------------------------------------------------
Funded status at December 31                       $ (97.1)     $ (97.4)           $(37.1)     $(39.3)
Unrecognized transition (asset)/obligation             2.0          2.3              22.4        24.8
Unrecognized prior service cost                       13.0         14.5                -           -
Unrecognized net loss/(gain)                          37.3         42.7              14.7        14.4
----------------------------------------------------------------------------------------------------------
Prepaid/(accrued) benefit cost                     $ (44.8)     $ (37.9)           $   -       $ (0.1)
----------------------------------------------------------------------------------------------------------

The accumulated benefit obligation for the Pension Plan was $243.6 million and $218.4 million at December 31, 2003 and 2002, respectively. Plan assets for the entire Pension Plan on an NU consolidated basis are approximately $240 million more than the accumulated benefit obligation at December 31, 2003.

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
-------------------------------------------------------------------------------

The components of net periodic (income)/expense are as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                                       For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------
                                                            Pension Benefits                Postretirement Benefits
-----------------------------------------------------------------------------------------------------------------------
(Millions of Dollars)                                2003        2002       2001         2003        2002         2001
-----------------------------------------------------------------------------------------------------------------------
Service cost                                       $  6.4      $  5.8     $  5.0      $   1.1     $   1.1      $   1.1
Interest cost                                        17.3        16.8       15.8          4.5         4.6          4.3
Expected return on plan assets                      (18.2)      (20.3)     (20.9)        (2.6)       (2.9)        (2.9)
Amortization of unrecognized net
  transition (asset)/obligation                       0.3         0.3        0.3          2.5         2.8          2.9
Amortization of prior service cost                    1.5         1.4        1.3           -           -            -
Amortization of actuarial gain                       (0.5)       (3.4)      (5.4)          -           -            -
Other amortization, net                                -           -          -           0.7        (0.3)        (1.1)
-----------------------------------------------------------------------------------------------------------------------
Net periodic (income)/expense - before
  settlements, curtailments and special
  termination benefits                                6.8         0.6       (3.9)         6.2         5.3          4.3
-----------------------------------------------------------------------------------------------------------------------
Settlement income                                      -           -        (0.5)          -           -            -
Curtailment income                                     -           -        (0.3)          -           -            -
Special termination benefits expense                   -           -         2.1           -           -           0.2
-----------------------------------------------------------------------------------------------------------------------
Total - settlements, curtailments and special
  termination benefits                                 -           -         1.3           -           -           0.2
----------------------------------------------------------------------------------------------------------------------
Total - net periodic (income)/expense               $ 6.8      $  0.6     $ (2.6)      $  6.2      $  5.3       $  4.5
-----------------------------------------------------------------------------------------------------------------------

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

--------------------------------------------------------------------
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

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

---------------------------------------------------------------------
                                 One Percentage     One Percentage
(Millions of Dollars)            Point Increase     Point Decrease
---------------------------------------------------------------------
Effect on total service and
  interest cost components           $ 0.1              $(0.1)
Effect on postretirement
  benefit obligation                 $ 2.0              $(1.8)
---------------------------------------------------------------------

PSNH's investment strategy for its Pension Plan and PBOP Plan is to maximize the long-term rate of return on those plans' assets within an acceptable level of risk. The investment strategy establishes target allocations, which are regularly reviewed and periodically rebalanced. PSNH's expected long-term rates of return on Pension Plan assets and PBOP Plan assets are based on these target asset allocation assumptions and related expected long-term rates of return. In developing its expected long-term rate of return assumptions for the Pension Plan and the PBOP Plan, PSNH also evaluated input from actuaries, consultants and economists as well as long-term inflation assumptions and PSNH's historical 20-year compounded return of approximately 11 percent. The Pension Plan's and PBOP Plan's target asset allocation assumptions and expected long-term rate of return assumptions by asset category are as follows:

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

PSNH does not expect to make any contributions to the Pension Plan in 2004 and expects to make $7 million in contributions to the PBOP Plan in 2004.

Postretirement health plan assets for non-union employees are subject to federal income taxes.

6.   NUCLEAR GENERATION ASSET DIVESTITURES
-------------------------------------------------------------------------------

Seabrook: On November 1, 2002, NAEC consummated the sale of its 35.98 percent combined ownership interest in Seabrook to a subsidiary of FPL Group, Inc. (FPL). CL&P, NAEC and certain other of the joint owners collectively sold 88.2 percent of Seabrook to FPL. NAEC received approximately $331 million of total cash proceeds from the sale of Seabrook. A portion of this cash was used to repay all $90 million of NAEC's outstanding debt and other short-term debt, to return a portion of NAEC's equity to NU and was used to pay approximately $93 million in taxes. The remaining proceeds received by NAEC were refunded to PSNH through the Seabrook Power Contracts. As part of the sale, FPL assumed responsibility for decommissioning Seabrook.

VYNPC: On July 31, 2002, VYNPC consummated the sale of its nuclear generating plant to a subsidiary of Entergy Corporation (Entergy) for approximately $180 million. As part of the sale, Entergy assumed responsibility for decommissioning VYNPC's nuclear generating unit. On November 7, 2003, PSNH sold its 4.3 percent ownership interest in VYNPC. PSNH will continue to buy approximately 4 percent of the plant's output through March 2012 at a range of fixed prices.

7.   COMMITMENTS AND CONTINGENCIES
-------------------------------------------------------------------------------

A.   RESTRUCTURING AND RATE MATTERS
SCRC Reconciliation Filing: On an annual basis, PSNH files with the NHPUC an SCRC reconciliation filing for the preceding calendar year. This filing includes the reconciliation of stranded cost revenues with stranded costs, and transition energy service (TS) revenues with TS costs. The NHPUC reviews the filing, including a prudence review of PSNH's generation operations.

The 2003 SCRC filing is expected to be filed on May 1, 2004. Management does not expect the review of the 2003 SCRC filing to have a material effect on PSNH's net income or financial position.

B.   ENVIRONMENTAL MATTERS
General: PSNH is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of the environment. These laws and regulations require the removal or the remedy of the effect on the environment of the disposal or release of certain specified hazardous substances at current and former operating sites. As such, PSNH has an active environmental auditing and training program and believes that it is substantially in compliance with all enacted laws and regulations.

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

The amounts recorded as environmental liabilities on the consolidated balance sheets represent management's best estimate of the liability for environmental costs and takes into consideration site assessment and remediation costs. Based on currently available information for estimated site assessment and remediation costs at December 31, 2003 and 2002, PSNH had $9.8 million and $10.8 million, respectively, recorded as environmental reserves. A reconciliation of the total amount reserved at December 31, 2003 and 2002 is as follows:

--------------------------------------------------------------------
(Millions of Dollars)             For the Years Ended December 31,
--------------------------------------------------------------------
                                         2003           2002
--------------------------------------------------------------------
Balance at beginning of year            $10.8          $11.4
Additions and adjustments                 0.8            1.1
Payments                                 (1.8)          (1.7)
--------------------------------------------------------------------
Balance at end of year                  $ 9.8          $10.8
--------------------------------------------------------------------

These liabilities are estimated on an undiscounted basis and do not assume that any amounts are recoverable from insurance companies or other third parties. The environmental reserve includes sites at different stages of discovery and remediation and does not include any unasserted claims. At December 31, 2003, there are two sites for which there are unasserted claims; however, any related remediation costs are not probable or estimable at this time. PSNH's environmental liability also takes into account recurring costs of managing hazardous substances and pollutants, mandated expenditures to remediate previously contaminated sites and any other infrequent and non-recurring clean up costs.

PSNH currently has 15 sites included in the environmental reserve. Of those 15 sites, seven sites are in the remediation or long-term monitoring phase, three sites have had site assessments completed and the remaining five sites are in the preliminary stages of site assessment.

In addition, capital expenditures related to environmental matters are expected to total approximately $84 million in aggregate for the years 2004 through 2008. Of the $84 million, $70 million relates to the proposed conversion of a 50 megawatt oil and coal burning unit at Schiller Station to a wood burning unit. The remainder primarily relates to other environmental remediation programs including programs associated with PSNH's hydroelectric generation assets.

MGP Sites: Manufactured gas plant (MGP) sites comprise the largest portion of PSNH's environmental liability. MGPs are sites that manufactured gas from coal and produced certain byproducts that may pose risk to human health and the environment. At December 31, 2003 and 2002, $9.1 million and $8.7 million, respectively, represent amounts for the site assessment and remediation of MGPs. At December 31, 2003 and 2002, the two largest MGP sites comprise approximately 87 percent and 94 percent, respectively, of the total MGP environmental liability. PSNH currently has seven MGP sites included in its environmental liability and one contingent MGP site of which management is aware and for which costs are not probable or estimable at this time. Of the seven MGP sites, three are currently undergoing remediation with the remainder in the site assessment stage.

CERCLA Matters: The Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and its' amendments or state equivalents impose joint and several strict liabilities, regardless of fault, upon generators of hazardous substances resulting in removal and remediation costs and environmental damages. Liabilities under these laws can be material and in some instances may be imposed without regard to fault or for past acts that may have been lawful at the time they occurred. PSNH has two superfund sites under CERCLA for which it has been notified that it is a potentially responsible party (PRP). For sites where there are other PRPs and PSNH is not managing the site assessment and remediation, the liability accrued represents PSNH's estimate of what it will need to pay to settle its obligations with respect to the site.

It is possible that new information or future developments could require a reassessment of the potential exposure to related environmental matters. As this information becomes available management will continue to assess the potential exposure and adjust the reserves as necessary.

Rate Recovery:  PSNH has a rate recovery mechanism for environmental costs.

C.   NUCLEAR INSURANCE CONTINGENCIES
In conjunction with the divestiture of Millstone in 2001 and Seabrook in 2002, PSNH terminated its nuclear insurance related to these plants, and PSNH has no further exposure for potential assessments related to Millstone and Seabrook. However, through its continuing association with Nuclear Electric Insurance Limited (NEIL) and CYAPC, NU is subject to potential retrospective assessments totaling $0.8 million under its respective NEIL insurance policies.

D.   LONG-TERM CONTRACTUAL ARRANGEMENTS
VYNPC: Previously, under the terms of its agreement, PSNH paid its ownership (or entitlement) shares of costs, which included depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital to VYNPC and recorded these costs as purchased-power expenses. On July 31, 2002, VYNPC consummated the sale of its nuclear generating unit to a subsidiary of Entergy for approximately $180 million. Under the terms of the sale, PSNH will continue to buy approximately 4 percent of the plant's output through March 2012 at a range of fixed prices. The total cost of purchases under contracts with VYNPC amounted to $7.5 million in 2003, $6.9 million in 2002 and $6.5 million in 2001.

Electricity Procurement Obligations: PSNH has entered into various arrangements for the purchase of electricity. The total cost of purchases under these arrangements amounted to $122.8 million in 2003, $121.2 million in 2002, and $144.4 million in 2001. These amounts are for independent power producer contracts and do not include PSNH's short-term power supply management.

Hydro-Quebec: Along with other New England utilities, PSNH has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. PSNH is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.

Estimated Future Annual Costs: The estimated future annual costs of PSNH's significant long-term contractual arrangements are as follows:

-------------------------------------------------------------------------------
(Millions of
Dollars)                     2004     2005     2006    2007    2008  Thereafter
-------------------------------------------------------------------------------
VYNPC                      $  7.4   $  6.8   $  7.1  $  6.9   $ 7.0    $ 56.0
Electricity
  Procurement
  Contracts                 121.3    123.6    124.8    53.6    27.6     240.2
Hydro-Quebec                  7.9      7.6      7.1     6.3     6.0      96.0
-------------------------------------------------------------------------------
Totals                     $136.6   $138.0   $139.0   $66.8   $40.6    $392.2
-------------------------------------------------------------------------------

E.   NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS
In conjunction with the Millstone and VYNPC nuclear generation asset divestitures, the applicable liabilities and nuclear decommissioning trusts were transferred to the purchasers, and the purchasers agreed to assume responsibility for decommissioning their respective units.

PSNH still has significant decommissioning and plant closure cost obligations to the Yankee Companies that own the Yankee Atomic, Connecticut Yankee (CY) and Maine Yankee nuclear power plants. Each plant has been shut down and is undergoing decommissioning. The Yankee Companies collect decommissioning and closure costs through wholesale FERC-approved rates charged under power purchase agreements to PSNH. PSNH in turn passes these costs on to its customers through state regulatory commission-approved retail rates. A portion of the decommissioning and closure costs have already been collected, but a substantial portion related to the decommissioning of CY has not yet been filed at and approved for collection by the FERC.

During 2002, PSNH was notified by CYAPC and YAEC that the estimated cost of decommissioning these units and other closure costs increased over prior estimates due to higher anticipated costs for spent fuel storage, security and liability and property insurance. PSNH's share of this increase is $24.9 million. Following FERC rate cases by the Yankee Companies, PSNH expects to recover the higher decommissioning costs from its retail customers.

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

In November 2003, CYAPC prepared an updated estimate of the cost of decommissioning its nuclear unit. PSNH's aggregate share of the estimated increased cost primarily related to the termination of Bechtel, is $17.1 million.

CYAPC is seeking recovery of additional decommissioning costs and other damages from Bechtel and, if necessary, its surety. In pursuing this recovery through pending litigation, CYAPC is also exploring options to structure an appropriate rate application to be filed with the FERC, with any resulting adjustments being charged to the owners of the nuclear unit, including PSNH. The timing, amount and outcome of these filings cannot be predicted at this time.

PSNH cannot at this time predict the timing or outcome of the FERC proceeding required for the collection of these remaining decommissioning and closure costs. Although management believes that these costs will ultimately be recovered from PSNH's customers, there is a risk that the FERC may not allow these costs, the estimates of which have increased significantly in 2003 and 2002, to be recovered in wholesale rates. If FERC does not allow these costs to be recovered in wholesale rates, PSNH would expect the state regulatory commissions to disallow these costs in retail rates as well.

At December 31, 2003 and 2002, PSNH's remaining estimated obligations for decommissioning and closure costs for the shut down units owned by CYAPC, YAEC and MYAPC were $64.2 million and $56.2 million, respectively.

8.   FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Long-Term Debt and Rate Reduction Bonds: The fair value of PSNH's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of PSNH's financial instruments and the estimated fair values are as follows:

---------------------------------------------------------------------
                                         At December 31, 2003
---------------------------------------------------------------------
(Millions of Dollars)                Carrying Amount   Fair Value
---------------------------------------------------------------------
Long-term debt -
  Other long-term debt                    $407.3         $425.6
Rate reduction bonds                       472.2          517.3
---------------------------------------------------------------------

---------------------------------------------------------------------
                                         At December 31, 2002
---------------------------------------------------------------------
(Millions of Dollars)                Carrying Amount   Fair Value
---------------------------------------------------------------------
Long-term debt -
  Other long-term debt                    $407.3         $421.6
Rate reduction bonds                       510.8          565.4
---------------------------------------------------------------------

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

Capital lease rental payments charged to operating expense were $0.5 million in 2003, $0.4 million in 2002, and $0.7 million in 2001. Interest included in capital lease rental payments was $0.3 million in 2003, 2002, and 2001. Operating lease rental payments charged to expense were $1.8 million in 2003, $2.6 million in 2002, and $3.9 million in 2001.

Future minimum rental payments excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, at December 31, 2003 are as follows:

---------------------------------------------------------------------
(Millions of Dollars)                     Capital       Operating
Year                                      Leases          Leases
---------------------------------------------------------------------
2004                                       $0.5           $ 4.6
2005                                        0.5             3.9
2006                                        0.3             3.6
2007                                        0.2             2.6
2008                                        0.2             2.1
Thereafter                                   -              3.6
---------------------------------------------------------------------
Future minimum lease payments              $1.7           $20.4
Less amount representing interest           0.7
---------------------------------------------------------------------
Present value of future
  minimum lease payments                   $1.0
---------------------------------------------------------------------

10.  ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)
-------------------------------------------------------------------------------

The accumulated balance for each other comprehensive income/(loss) item is as follows:

-----------------------------------------------------------------------
                                              Current
                              December 31,    Period      December 31,
(Millions of Dollars)             2002        Change          2003
-----------------------------------------------------------------------
Unrealized
  gains/(losses)
  on securities                  $  -         $ 0.1           $ 0.1
Minimum supplemental
  executive retirement
  pension liability
  adjustments                     (0.1)        (0.1)           (0.2)
-----------------------------------------------------------------------
Accumulated other
  comprehensive
  loss                           $(0.1)       $  -            $(0.1)
-----------------------------------------------------------------------

-----------------------------------------------------------------------
                                              Current
                              December 31,    Period      December 31,
(Millions of Dollars)             2001        Change          2002
-----------------------------------------------------------------------
Unrealized
  gains/(losses)
  on securities                  $ 0.6        $(0.6)          $  -
Minimum supplemental
  executive retirement
  pension liability
  adjustments                     (0.2)         0.1            (0.1)
-----------------------------------------------------------------------
Accumulated other
  comprehensive
  income/(loss)                  $ 0.4        $(0.5)          $(0.1)
-----------------------------------------------------------------------

The changes in the components of other comprehensive income/(loss) are reported net of the following income tax effects:

-----------------------------------------------------------------------
(Millions of Dollars)             2003         2002           2001
-----------------------------------------------------------------------
Unrealized
  (losses)/gains
  on securities                  $(0.1)        $0.3           $0.4
Minimum supplemental
  executive retirement
  pension liability
  adjustments                       -            -              -
-----------------------------------------------------------------------
Accumulated other
  comprehensive
  (loss)/income                  $(0.1)        $0.3           $0.4
-----------------------------------------------------------------------

11.  LONG-TERM DEBT
-------------------------------------------------------------------------------

Details of long-term debt outstanding are as follows:

-----------------------------------------------------------------------
At December 31,                                  2003           2002
-----------------------------------------------------------------------
                                                (Millions of Dollars)

Pollution Control Revenue Bonds:
6.00% Tax-Exempt, Series D, due 2021           $ 75.0         $  75.0
6.00% Tax-Exempt, Series E, due 2021             44.8            44.8
Adjustable Rate, Series A, due 2021              89.3            89.3
Adjustable Rate, Series B, due 2021              89.3            89.3
5.45% Tax-Exempt, Series C, due 2021            108.9           108.9
-----------------------------------------------------------------------
Long-term debt                                 $407.3          $407.3
-----------------------------------------------------------------------

There are no cash sinking fund requirements or debt maturities for the years 2004 through 2008. There are annual renewal and replacement fund requirements equal to 2.25 percent of the average of net depreciable utility property owned by PSNH in 1992, plus cumulative gross property additions thereafter. PSNH expects to meet these future fund requirements by certifying property additions. Any deficiency would need to be satisfied by the deposit of cash or bonds.

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

The average effective interest rate on the variable-rate pollution control notes was 1 percent in 2003 and 1.4 percent in 2002.

12.  INCOME TAX EXPENSE
-------------------------------------------------------------------------------

The components of the federal and state income tax provisions were charged/(credited) to operations as follows:

---------------------------------------------------------------------
For the Years
  Ended December 31,               2003       2002        2001
---------------------------------------------------------------------
                                      (Millions of Dollars)
Current income taxes:
  Federal                         $27.9      $101.1     $(143.5)
  State                             8.5        19.0       (13.4)
---------------------------------------------------------------------
     Total current                 36.4       120.1      (156.9)
---------------------------------------------------------------------
Deferred income taxes, net:
  Federal                          (3.8)      (65.0)      197.3
  State                            (2.3)       (5.5)       13.5
---------------------------------------------------------------------
    Total deferred                 (6.1)      (70.5)      210.8
---------------------------------------------------------------------
Investment tax credits, net        (0.5)       (9.3)      (15.3)
---------------------------------------------------------------------
Total income tax expense          $29.8      $  40.3    $  38.6
---------------------------------------------------------------------

Deferred income taxes are comprised of the tax effects of temporary differences as follows:

---------------------------------------------------------------------
For the Years
  Ended December 31,               2003       2002        2001
---------------------------------------------------------------------
                                      (Millions of Dollars)

Depreciation                      $12.2     $  7.7      $  1.9
Net regulatory deferral            (8.2)     (65.3)       (5.4)
Regulatory disallowance              -          -          2.3
Contractual settlements              -          -          6.7
Contract termination costs,
   net of amortization             (9.7)     (13.5)      196.6
Other                              (0.4)       0.6         8.7
---------------------------------------------------------------------
Deferred income taxes, net        $(6.1)    $(70.5)     $210.8
---------------------------------------------------------------------

A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

---------------------------------------------------------------------
For the Years
  Ended December 31,               2003       2002        2001
---------------------------------------------------------------------
                                      (Millions of Dollars)

Expected federal income tax       $26.3      $36.1       $42.1
Tax effect of differences:
  Depreciation                      1.1        1.9         0.5
  Amortization of
    regulatory assets               1.8        1.2         5.1
  Investment tax credit
    amortization                   (0.5)      (9.3)      (15.3)
  State income taxes,
    net of federal benefit          4.1        8.8         0.1
  Other, net                       (3.0)       1.6         6.1
---------------------------------------------------------------------
Total income tax expense          $29.8      $40.3       $38.6
---------------------------------------------------------------------

13.  SEGMENT INFORMATION
-------------------------------------------------------------------------------

NU is organized between the Utility Group and NU Enterprises based on each segments' regulatory environment or lack thereof. PSNH is included in the utility group segment of NU and has no other reportable segments.

-------------------------------------------------------------------------------
Consolidated Quarterly Financial Data (Unaudited)
-------------------------------------------------------------------------------
(Thousands of Dollars)                          Quarter Ended (a)
-------------------------------------------------------------------------------
2003                     March 31,   June 30,     September 30,   December 31,
-------------------------------------------------------------------------------
Operating Revenues       $230,768    $203,364       $235,972       $218,082
Operating Income         $ 31,383    $ 29,668       $ 34,774       $ 29,791
Net Income               $ 10,827    $ 11,054       $ 12,613       $ 11,130
-------------------------------------------------------------------------------
2002
-------------------------------------------------------------------------------
Operating Revenues       $228,028    $230,382       $272,189       $216,579
Operating Income         $ 30,750    $ 37,004       $ 40,929       $ 45,289
Net Income               $ 11,729    $ 15,231       $ 19,482       $ 16,455
-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Selected Consolidated Financial Data (Unaudited)
----------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                     2003          2002          2001          2000         1999
----------------------------------------------------------------------------------------------------------------------------
Operating Revenues (b)                                $  888,186    $  947,178    $  964,415    $1,291,280    $1,160,572
Net Income/(Loss)                                         45,624        62,897        81,776      (146,666)       84,209
Cash Dividends on Common Stock                            16,800        45,000        27,000        50,000          -
Gross Property, Plant and Equipment (c)                1,560,621     1,488,516     1,499,137     1,535,343     2,283,187
Total Assets (d)                                       2,171,811     2,155,447     2,094,514     2,082,296     2,622,433
Rate Reduction Bonds                                     472,222       510,841       507,381          -             -
Long-Term Debt (e)                                       407,285       407,285       407,285       407,285       516,485
Preferred Stock Not Subject to Mandatory Redemption         -             -             -           24,268        50,000
Obligations Under Seabrook Power Contracts and
  Other Capital Leases (e)                                   986         1,192       110,275       629,230       726,153
----------------------------------------------------------------------------------------------------------------------------

(a) Certain reclassifications of prior years' data have been made to conform with the current year's presentation. Operating revenue amounts have been reclassified from those reported in 2002 and from those reported in the first three quarters of 2003 on the reports on Form 10-Q because of the adoption of EITF Issue No. 03-11. Quarterly operating revenues as previously reported for 2003 and 2002 are as follows (thousands of dollars):

    -------------------------------------------------
                              Operating Revenues
    -------------------------------------------------
    Quarter Ended             2003          2002
    -------------------------------------------------
    March 31               $256,895      $242,381
    June 30                 220,264       248,914
    September 30            241,829       324,818
    December 31                 N/A       230,625
    -------------------------------------------------

(b) Operating revenue amounts have been reclassified from those reported in 2002 and 2001 related to the adoption of EITF Issue No. 03-11.
(c) Amount includes construction work in progress.
(d) Total assets were not adjusted for cost of removal prior to 2002.
(e) Includes portions due within one year.


-----------------------------------------------------------------------------------------------------------------------------
Consolidated Statistics (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                   2003               2002               2001               2000                1999
-----------------------------------------------------------------------------------------------------------------------------
Revenues:  (Thousands)
Residential                      $351,622           $325,912           $323,642          $  355,176         $  356,970
Commercial                        318,081            297,196            297,632             306,386            302,135
Industrial                        159,560            150,582            175,575             195,058            188,622
Other Utilities                    38,622            152,131            144,350             394,080            266,118
Streetlighting and Railroads        4,801              4,820              5,227               5,925              5,927
Non-franchised Sales                 -                  -                  -                   -                18,963
Miscellaneous                      15,500             16,537             17,989              34,655             21,837
-----------------------------------------------------------------------------------------------------------------------------
Total                            $888,186           $947,178           $964,415          $1,291,280         $1,160,572
-----------------------------------------------------------------------------------------------------------------------------
Sales:  (kWh - Millions)
Residential                         2,944              2,765              2,592               2,474              2,447
Commercial                          3,100              2,969              2,873               2,614              2,536
Industrial                          1,684              1,646              1,926               2,026              1,952
Other Utilities                       674              4,034              4,086              10,007              5,869
Streetlighting and Railroads           23                 23                 23                  22                 22
Non-franchised Sales                 -                  -                  -                   -                     6
-----------------------------------------------------------------------------------------------------------------------------
Total                               8,425             11,437             11,500              17,143             12,832
-----------------------------------------------------------------------------------------------------------------------------
Customers:  (Average)
Residential                       388,133            382,481            376,832             372,286            367,119
Commercial                         63,324             61,775             59,538              58,279             57,203
Industrial                          2,758              2,818              2,863               2,887              2,896
Other                                 554                540                517                 485                476
-----------------------------------------------------------------------------------------------------------------------------
Total                             454,769            447,614            439,750             433,937            427,694
-----------------------------------------------------------------------------------------------------------------------------
Average Annual Use Per
  Residential Customer (kWh)        7,584              7,208              6,868               6,644              6,665
-----------------------------------------------------------------------------------------------------------------------------
Average Annual Bill Per
  Residential Customer            $906.29            $849.10            $859.87             $954.08            $972.42
-----------------------------------------------------------------------------------------------------------------------------
Average Revenue Per kWh:
Residential                         11.95 cents        11.78 cents        12.52 cents         14.36 cents        14.59 cents
Commercial                          10.26              10.01              10.36               11.72              11.91
Industrial                           9.48               9.15               9.12                9.63               9.66
-----------------------------------------------------------------------------------------------------------------------------
Employees                           1,282              1,243              1,241               1,227              1,258
=============================================================================================================================