Form 10-K, Exhibit 13
period 2003-12-31
CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTHEAST UTILITIES SYSTEM
filed 2004-03-12
CIK 23426, 106170, 315256, 72741

EXHIBIT 13.4

                             2003 Annual Report

            Western Massachusetts Electric Company and Subsidiary

                                    Index


Contents                                                               Page
--------                                                               ----
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............................        1

Independent Auditors' Report and Report of Independent
  Public Accountants.............................................       12

Consolidated Balance Sheets......................................      14-15

Consolidated Statements of Income................................       16

Consolidated Statements of Comprehensive Income..................       16

Consolidated Statements of Common Stockholder's Equity...........       17

Consolidated Statements of Cash Flows............................       18

Notes to Consolidated Financial Statements.......................       19

Consolidated Quarterly Financial Data (Unaudited)................       32

Selected Consolidated Financial Data (Unaudited).................       32

Consolidated Statistics (Unaudited)..............................       32

Bondholder Information...........................................    Back Cover



MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION AND BUSINESS ANALYSIS
-------------------------------------------------------------------------------

OVERVIEW
Western Massachusetts Electric Company (WMECO or the company), a wholly owned subsidiary of Northeast Utilities (NU), earned $16.2 million in 2003 compared to $37.7 million in 2002 and $15 million in 2001. The 2003 decline in earnings related primarily to the recognition of $13 million of investment tax credits in the second quarter of 2002 and to the positive financial impact of an approval of a regulatory settlement in the fourth quarter of 2002.

NU's other subsidiaries include The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Yankee Energy System, Inc., North Atlantic Energy Corporation, Select Energy, Inc., Northeast Generation Company, Northeast Generation Services Company, and Select Energy Services, Inc.

During 2003, pre-tax pension income for WMECO declined $4.2 million, from a credit of $12.1 million in 2002 to a credit of $7.9 million in 2003. Of the $7.9 million and $12.1 million of pension credits recorded during 2003 and 2002, $4.8 million and $7.9 million, respectively, were recognized in the consolidated statements of income as reductions to operating expenses. The remaining $3.1 million in 2003 and $4.2 million in 2002 relate to employees working on capital projects and were reflected as reductions to capital expenditures. The pre-tax $3.1 million decrease in pension income that reduces operating expenses was reflected evenly throughout 2003, resulting in a decline of $0.5 million in net income per quarter during 2003.

WMECO's revenues for 2003 increased to $391.2 million from $369.5 million in 2002 due to increases in electric sales volumes and rates in 2003 as compared to 2002.

Partially as a result of an adjustment to estimated unbilled revenues resulting from a process to validate and update the assumptions used to estimate unbilled revenues, 2003 WMECO retail sales increased 2.6 percent compared to 2002. Absent that adjustment, WMECO retail sales increased 2 percent. The adjustment to WMECO's estimated unbilled revenues increased WMECO's net income by $0.3 million for 2003. For further information regarding the estimate of unbilled revenues, see "Critical Accounting Policies and Estimates - Unbilled Revenues," included in this Management's Discussion and Analysis.

FUTURE OUTLOOK
In 2004, WMECO is projecting to record pre-tax pension income of $4.2 million as compared to pension income of $7.9 million in 2003. Pension income is annually adjusted during the second quarter based on updated actuarial valuations, and the 2004 estimate may change.

WMECO's 2004 earnings will also be impacted by the transmission rate case before the Federal Energy Regulatory Commission (FERC). Management expects this case to be decided in the second half of 2004.

LIQUIDITY
After four years of reducing its indebtedness, WMECO's total debt, excluding rate reduction bonds, rose to $198.6 million at the end of 2003, compared with $194.9 million at the end of 2002. At December 31, 2003, WMECO had $10 million in notes payable to banks, compared with $7 million of notes payable to banks at December 31, 2002.

WMECO's net cash flows provided by operating activities totaled $57.2 million in 2003 as compared to $27.6 million in 2002 and $57.2 million in 2001. Cash flows provided by operating activities in 2003 increased due to an increase in prepaid pension, increase in amortization of regulatory assets and changes in working capital items, primarily receivables and unbilled revenues and accounts payable. Receivables and unbilled revenues and accounts payable changed due to the timing of receipts received on amounts due and payments on amounts outstanding. Amortization of regulatory assets increased due to the higher recovery of stranded costs. These increases were offset by a $21.5 million decrease in net income.

Cash flows provided by operating activities in 2002 decreased due to changes in working capital items, primarily receivables and unbilled revenues and accounts payable, partially offset by the increase in net income in 2002.

There was a comparable level of investing and financing activity in 2003 as compared to 2002, which included the sale of $55 million of 10-year senior unsecured notes by WMECO on September 30, 2003, at a coupon rate of 5.0 percent. WMECO used the proceeds from this debt issue to reduce its level of short-term borrowings from the NU Money Pool. Cash flows used for investments in plant totaled $30.4 million in 2003, $23.1 million in 2002 and $30.7 million in 2001. WMECO expects capital expenditures to reach $38 million in 2004. The level of common dividends was consistent and totaled $22 million in 2003, $16 million in 2002 and $22 million in 2001.

There was a lower level of investing and financing activities in 2002 as compared to 2001, primarily due to the retirement of long-term debt, issuance of rate reduction bonds and buyout of independent power producer contracts in 2001.

Aside from the rate reduction bonds outstanding, no WMECO debt issues mature during the eight-year period of 2004 through 2011.

In November 2003, WMECO renewed a $300 million credit line under terms similar to the previous arrangement that expired in November 2003. WMECO can borrow up to $100 million and had $10 million in borrowings outstanding on this credit line at December 31, 2003.

Rate reduction bonds are included on the consolidated balance sheets of WMECO, even though the debt is non-recourse to WMECO. At December 31, 2003, WMECO had a total of $133 million in rate reduction bonds outstanding, compared with $142.7 million outstanding at December 31, 2002. All outstanding rate reduction bonds of WMECO are scheduled to fully amortize by June 1, 2013. Interest on the bonds totaled $9 million in 2003, compared with $9.6 million in 2002 and $6.3 million in 2001, the year of issuance. Cash flows from the amortization of rate reduction bonds totaled $9.8 million in 2003, compared with $9.4 million in 2002 and $3.6 million in 2001. Over the next several years, retirement of rate reduction bonds will increase, and interest payments will steadily decrease, resulting in no material changes to debt service costs on the existing issues. WMECO fully recovers the amortization and interest payments from customers through stranded cost revenues each year, and the bonds have no impact on net income. Moreover, as the rate reduction bonds are non-recourse, the three rating agencies that rate the debt of WMECO do not reflect the revenues, expenses, or outstanding securities related to the rate reduction bonds in establishing the credit ratings of WMECO.

The retirement of rate reduction bonds does not equal the amortization of rate reduction bonds because the retirement represents principal payments, while the amortization represents amounts recovered from customers for future principal payments. The timing of recovery does not exactly match the expected principal payments.

BUSINESS DEVELOPMENT AND CAPITAL EXPENDITURES
WMECO's capital expenditures totaled $30.4 million in 2003, compared with $23.1 million in 2002 and $30.7 million in 2001. WMECO's capital expenditures are expected to total $38 million in 2004.

REGIONAL TRANSMISSION ORGANIZATION
The FERC has required all transmission owning utilities, including WMECO, to voluntarily form regional transmission organizations (RTOs) or to state why this process has not begun.

On October 31, 2003, New England Independent System Operator (ISO-NE), along with NU (including WMECO), and six other New England transmission companies filed a proposal with the FERC to create a RTO for New England. The RTO is intended to strengthen the independent and efficient management of the region's power system while ensuring that customers in New England continue to have the most reliable system possible to realize the benefits of a competitive wholesale energy market.

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

In a separate filing made on November 4, 2003, NU including WMECO, along with six other New England transmission owners requested, consistent with the FERC's pricing policy for RTOs and Order-2000-compliant independent system operators, that the FERC approve a single return on equity (ROE) for regional and local rates that would consist of a base ROE as well as incentive adders of 50 basis points for joining a RTO and 100 basis points for constructing new transmission facilities approved by the RTO. If the FERC approves the request, then the transmission owners would receive a 13.3 percent ROE for existing transmission facilities and a 14.3 percent ROE for new transmission facilities. The outcome of this request and its impact on WMECO cannot be determined at this time.

RESTRUCTURING AND RATE MATTERS
On August 26, 2003, NU's electric operating companies, including WMECO, filed their first transmission rate case at the FERC since 1995. In the filing, NU requested implementation of a formula rate that would allow recovery of increasing transmission expenditures on a timelier basis and that the changes, including a $23.7 million annual rate increase through 2004, take effect on October 27, 2003. NU requested that the FERC maintain NU's existing 11.75 percent ROE until a ROE for the New England RTO is established by the FERC. On October 22, 2003, the FERC accepted this filing implementing the proposed rates subject to refund effective on October 28, 2003. A final decision in the rate case is expected in 2004.

Increasing transmission rates are generally recovered from distribution companies through FERC-approved transmission rates. Electric distribution companies pass through higher transmission rates to retail customers as approved by the Massachusetts Department of Telecommunications and Energy
(DTE). Currently, WMECO has a tracking mechanism to reset rates annually for transmission costs with overcollections refunded to customers and undercollections deferred and then collected from customers in later years.

Transition Cost Reconciliations: On March 31, 2003, WMECO filed its 2002 transition cost reconciliation with the DTE. This filing reconciled the recovery of generation-related stranded costs for calendar year 2002 and included the renegotiated purchased power contract related to the Vermont Yankee nuclear unit.

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

For information regarding commitments and contingencies related to restructuring and rate matters, see Note 6A, "Commitments and Contingencies - Restructuring and Rate Matters," to the consolidated financial statements.

NUCLEAR GENERATION ASSET DIVESTITURES
Millstone: On March 31, 2001, WMECO sold its ownership interest in the Millstone nuclear units (Millstone).

Vermont Yankee: On July 31, 2002, Vermont Yankee Nuclear Power Corporation (VYNPC) consummated the sale of its nuclear generating unit. In November 2003, WMECO sold back to VYNPC its shares of stock for approximately $0.2 million. WMECO continues to purchase approximately 2.5 percent of the plant's output under a new contract.

Nuclear Decommissioning and Plant Closure Costs: Although the purchasers of WMECO's ownership shares of the Millstone and Vermont Yankee plants assumed the obligation of decommissioning those plants, WMECO still has significant decommissioning and plant closure cost obligations to the companies that own the Yankee Atomic, Connecticut Yankee (CY) and Maine Yankee plants (collectively Yankee Companies). Each plant has been shut down and is undergoing decommissioning. The Yankee Companies collect decommissioning and closure costs through wholesale FERC-approved rates charged under a power purchase agreement with WMECO. WMECO in turn passes these costs on to its customers through state regulatory commission-approved retail rates. A portion of the decommissioning and closure costs have already been collected, but a substantial portion related to the decommissioning of CY has not yet been filed at and approved for collection by the FERC. The cost estimate for CY that has not yet been approved for recovery by FERC at December 31, 2003 is $50.1 million.

WMECO cannot at this time predict the timing or outcome of the FERC proceeding required for the collection of these remaining decommissioning and closure costs or the Bechtel Power Corporation litigation referred to in Note 6F, "Commitments and Contingencies - Nuclear Decommissioning and Plant Closure Costs," to the consolidated financial statements. Although management believes that these costs will ultimately be recovered from WMECO's customers, there is a risk that the FERC may not allow these costs, the estimates of which have increased significantly in 2003 and 2002, to be recovered in wholesale rates. If FERC does not allow these costs to be recovered in wholesale rates, WMECO would expect the state regulatory commissions to disallow these costs in retail rates as well.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and at times difficult, subjective or complex judgments. Changes in these estimates, assumptions and judgments, in and of themselves, could materially impact the financial statements of WMECO. Management communicates to and discusses with NU's Audit Committee of the Board of Trustees all critical accounting policies and estimates. The following are the accounting policies and estimates that management believes are the most critical in nature.

Presentation: In accordance with current accounting pronouncements, WMECO's consolidated financial statements include all subsidiaries upon which control is maintained and all variable interest entities for which WMECO is the primary beneficiary, as defined. All intercompany transactions between these subsidiaries are eliminated as part of the consolidation process.

WMECO has less than 50 percent ownership interests in the Connecticut Yankee Atomic Power Company, Yankee Atomic Electric Company and Maine Yankee Atomic Power Company. WMECO does not control these companies and does not consolidate them in its financial statements. WMECO accounts for the investments in these companies using the equity method. Under the equity method, WMECO records its ownership share of the earnings or losses at these companies. Determining whether or not WMECO should apply the equity method of accounting for an investee company requires management judgment.

The required adoption date of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities" was delayed from July 1, 2003 to December 31, 2003 for WMECO. However, WMECO elected to adopt FIN 46 at the original adoption date. The adoption of FIN 46 had no impact on WMECO. In December 2003, the FASB issued a revised version of FIN 46 (FIN 46R). FIN 46R is effective for WMECO for the first quarter of 2004, but is not expected to have an impact on WMECO's consolidated financial statements.

Revenue Recognition: WMECO retail revenues are based on rates approved by the DTE. These regulated rates are applied to customers' use of energy to calculate a bill. In general, rates can only be changed through formal proceedings with the DTE. WMECO utilizes regulatory commission-approved tracking mechanisms to track the recovery of certain incurred costs. The tracking mechanisms allow for rates to be changed periodically, with overcollections refunded to customers or underrecollections collected from customers in future periods.

The determination of the energy sales to individual customers is based on the reading of meters, which occurs on a systematic basis throughout the month. Billed revenues are based on these meter readings. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and an estimated amount of unbilled revenues is recorded.

Wholesale transmission revenues are based on rates and formulas that are approved by the FERC. Most of WMECO's wholesale transmission revenues are collected through a combination of the New England Regional Network Service
(RNS) tariff and WMECO's Local Network Service (LNS) tariff. The RNS tariff, which is administered by ISO-NE, recovers the revenue requirements associated with transmission facilities that are deemed by the FERC to be Pool Transmission Facilities. The LNS tariff which was accepted by the FERC on October 22, 2003, provides for the recovery of WMECO's total transmission revenue requirements, net of revenue credits received from various rate components, including revenues received under the RNS rates.

Unbilled Revenues: Unbilled revenues represent an estimate of electricity delivered to customers that has not been billed. Unbilled revenues represent assets on the balance sheet that become accounts receivable in the following month as customers are billed.

The estimate of unbilled revenues is sensitive to numerous factors that can significantly impact the amount of revenues recorded. Estimating the impact of these factors is complex and requires management's judgment. The estimate of unbilled revenues is important to WMECO's consolidated financial statements as adjustments to that estimate could significantly impact operating revenues and earnings. Two potential methods for estimating unbilled revenues are the requirements and the cycle method.

WMECO estimates unbilled revenues monthly using the requirements method. The requirements method utilizes the total monthly volume of electricity delivered to the system and applies a delivery efficiency (DE) factor to reduce the total monthly volume by an estimate of delivery losses in order to calculate total estimated monthly sales to customers. The total estimated monthly sales amount less total monthly billed sales amount results in a monthly estimate of unbilled sales. Unbilled revenues are estimated by applying an average rate to the estimate of unbilled sales.

Differences between the actual DE factor and the estimated DE factor can have a significant impact on estimated unbilled revenue amounts.

In 2003, the unbilled sales estimates for WMECO were tested using the cycle method. The cycle method uses the billed sales from each meter reading cycle and an estimate of unbilled days in each month based on the meter reading schedule. The cycle method is historically more accurate than the requirements method when used in a mostly weather-neutral month. The cycle method resulted in adjustments to the estimate of unbilled revenues that had a positive after-tax earnings impact on WMECO of $0.3 million in 2003.

The testing of the requirements method with the cycle method will be done on at least an annual basis using a weather-neutral month.

Derivative Accounting: Effective January 1, 2001, WMECO adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

Many WMECO contracts for the purchase or sale of energy or energy-related products are derivatives. The application of derivative accounting under SFAS No. 133, as amended, is complex and requires management judgment in the following respects: identification of derivatives and embedded derivatives, election, and designation of the normal purchases and sales exception, and determining the fair value of derivatives. All of these judgments, depending upon their timing and effect, could have a significant impact on WMECO's consolidated balance sheets.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amended existing derivative accounting guidance. This new statement incorporates interpretations that were included in previous Derivative Implementation Group guidance, clarifies certain conditions, and amends other existing pronouncements. It was effective for contracts entered into or modified after June 30, 2003. Management has determined that the adoption of SFAS No. 149 had no impact on the accounting for WMECO contracts.

Regulatory Accounting: The accounting policies of WMECO historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." The transmission and distribution businesses of WMECO continue to be cost-of-service rate regulated, and management believes the application of SFAS No. 71 to that portion of those businesses continues to be appropriate. Management must reaffirm this conclusion at each balance sheet date. If, as a result of a change in circumstances, it is determined that any portion of WMECO no longer meets the criteria of regulatory accounting under SFAS No. 71, that portion of the company will have to discontinue regulatory accounting and write-off their regulatory assets and liabilities. Such a write-off could have a material impact on WMECO's consolidated financial statements.

The application of SFAS No. 71 results in recording regulatory assets and liabilities. Regulatory assets represent the deferral of incurred costs that are probable of future recovery in customer rates. In some cases, WMECO records regulatory assets before approval for recovery has been received from the DTE. Management must use judgment to conclude that costs deferred as regulatory assets are probable of future recovery. Management bases its conclusion on certain factors, including changes in the regulatory environment, recent rate orders issued by the DTE and the status of any potential new legislation. Regulatory liabilities represent revenues received from customers to fund expected costs that have not yet been incurred or probable future refunds to customers. Management uses its best judgment when recording regulatory assets and liabilities; however, the DTE can reach different conclusions about the recovery of costs, and those conclusions could have a material impact on WMECO's consolidated financial statements. Management believes it is probable that WMECO will recover the regulatory assets that have been recorded.

Pension and Postretirement Benefits Other Than Pensions (PBOP): WMECO participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular WMECO employees. WMECO also participates in a postretirement benefit plan (PBOP Plan) to provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. For each of these plans, the development of the benefit obligation, fair value of plan assets, funded status and net periodic benefit credit or cost is based on several significant assumptions. If these assumptions were changed, the resulting change in benefit obligations, fair values of plan assets, funded status and net periodic benefit credits or costs could have a material impact on WMECO's consolidated financial statements.

Results: Pre-tax periodic pension income for the Pension Plan, excluding settlements, curtailments and special termination benefits, totaled $7.9 million, $12.1 million and $13.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. The pension income amounts exclude one-time items recorded under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," associated with early termination programs and the sale of Millstone. Net SFAS No. 88 items totaled $1.2 million in income for the year ended December 31, 2002. This amount was recorded as a liability for refund to customers.

The pre-tax net PBOP Plan cost, excluding settlements, curtailments and special termination benefits, totaled $3.5 million, $3.4 million and $2.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Long-Term Rate of Return Assumptions: In developing the expected long-term rate of return assumptions, WMECO evaluated input from actuaries, consultants and economists, as well as long-term inflation assumptions and WMECO's historical 20-year compounded return of approximately 11 percent. WMECO's expected long-term rate of return on assets is based on certain target asset allocation assumptions and expected long-term rates of return. The Pension Plan's and PBOP Plan's target asset allocation assumptions and expected long-term rates of return assumptions by asset category are as follows:

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

WMECO reduced the long-term rate of return assumption 50 basis points from
9.25 percent to 8.75 percent in 2003 for the Pension Plan and PBOP Plan due to lower expected market returns. WMECO believes that 8.75 percent is a reasonable long-term rate of return on Pension Plan and PBOP Plan assets for 2003, and WMECO expects to use 8.75 percent in 2004. WMECO will continue to evaluate the actuarial assumptions, including the expected rate of return, at least annually, and will adjust the appropriate assumptions as necessary.

Actuarial Determination of Income and Expense: WMECO bases the actuarial determination of Pension Plan and PBOP Plan income/expense on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation calculation recognizes investment gains or losses over a four-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the fair value of assets. Since the market-related valuation calculation recognizes gains or losses over a four-year period, the future value of the market-related assets will be impacted as previously deferred gains or losses are recognized. There will be no impact on the fair value of Pension Plan and PBOP Plan assets.

At December 31, 2003, the Pension Plan had cumulative unrecognized investment losses of $10.6 million, which will increase pension expense over the next four years by reducing the expected return on Pension Plan assets. At December 31, 2003, the Pension Plan also had cumulative unrecognized actuarial losses of $7.8 million, which will increase pension expense over the expected future working lifetime of active Pension Plan participants, or approximately 13 years. The combined total of unrecognized investment and actuarial losses at December 31, 2003 is $18.4 million. These losses impact the determination of pension expense and the actuarially determined prepaid pension amount recorded on the consolidated balance sheets but have no impact on expected Pension Plan funding.

At December 31, 2003, the PBOP Plan had cumulative unrecognized investment losses of $1 million, which will increase PBOP Plan cost over the next four years by reducing the expected return on plan assets. At December 31, 2003, the PBOP Plan also had cumulative unrecognized actuarial losses of $5.1 million, which will increase PBOP Plan expense over the expected future working lifetime of active PBOP Plan participants, or approximately 13 years. The combined total of unrecognized investment and actuarial losses at December 31, 2003 is $6.1 million. These losses impact the determination of PBOP Plan cost and the actuarially determined accrued PBOP Plan cost recorded on the consolidated balance sheets.

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

Expected Pension Income: Due to the effect of the unrecognized actuarial losses and based on an expected rate of return on Pension Plan assets of 8.75 percent, a discount rate of 6.25 percent and various other assumptions, WMECO estimates that expected contributions to and pension income for the Pension Plan will be as follows (in millions):

--------------------------------------------------------
                    Expected
Year              Contributions        Pension Income
--------------------------------------------------------
2004                  $ -                   $4.2
2005                  $ -                   $1.9
2006                  $ -                   $1.0
--------------------------------------------------------

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

Sensitivity Analysis: The following represents the increase/(decrease) to the Pension Plan's reported cost and to the PBOP Plan's reported cost as a result of the change in the following assumptions by 50 basis points (in millions):

---------------------------------------------------------------------
                                       At December 31,
---------------------------------------------------------------------
                          Pension Plan       Postretirement Plan
---------------------------------------------------------------------
Assumption Change         2003       2002        2003         2002
---------------------------------------------------------------------
Lower long-term
   rate of return        $ 1.1      $ 1.1       $ 0.1        $ 0.1
Lower discount
  rate                   $ 0.9      $ 0.8       $ 0.1        $ 0.1
Lower compensation
  increase               $(0.4)     $(0.3)        N/A          N/A
---------------------------------------------------------------------

Plan Assets: The value of the Pension Plan assets has increased from $162.4 million at December 31, 2002 to $195.3 million at December 31, 2003. The investment performance returns, despite declining discount rates, have increased the overfunded status of the Pension Plan on a projected benefit obligation (PBO) basis from $28.8 million at December 31, 2002 to $51.5 million at December 31, 2003. The PBO includes expectations of future employee compensation increases. The accumulated benefit obligation (ABO) of the Pension Plan was approximately $68.1 million less than Pension Plan assets at December 31, 2003 and approximately $46.1 million less than Pension Plan assets at December 31, 2002. The ABO is the obligation for employee service and compensation provided through December 31, 2003. If the ABO for the entire Pension Plan exceeds all Pension Plan assets at a future plan measurement date, NU will record an additional minimum liability of which WMECO will be allocated its proportionate share. WMECO has not made employer contributions since 1991.

The value of PBOP Plan assets has increased from $13.3 million at December 31, 2002 to $17.5 million at December 31, 2003. The investment performance returns, despite declining discount rates, have decreased the underfunded status of the PBOP Plan on an accumulated projected benefit obligation basis from $23.3 million at December 31, 2002 to $18.5 million at December 31,
2003. WMECO has made a contribution each year equal to the PBOP Plan's postretirement benefit cost, excluding curtailments, settlements and special termination benefits.

Health Care Cost: The health care cost trend assumption used to project increases in medical costs is 9 percent for 2003, decreasing one percentage point per year to an ultimate rate of 5 percent in 2007. The effect of increasing the health care cost trend by one percentage point would have increased 2003 service and interest cost components of the PBOP Plan cost by $0.1 million in 2003 and $0.1 million in 2002.

Accounting for the Effect of Medicare Changes on PBOP: On December 8, 2003, the President signed into law a bill that expands Medicare, primarily by adding a prescription drug benefit and by adding a federal subsidy to qualifying plan sponsors of retiree health care benefit plans. Management believes that WMECO currently qualifies.

Specific authoritative accounting guidance on how to account for the effect the Medicare federal subsidy has on WMECO's PBOP Plan has not been issued by the FASB. FASB Staff Position (FSP) No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," required WMECO to make an election for 2003 financial reporting. The election was to either defer the impact of the subsidy until the FASB issues guidance or to reflect the impact of the subsidy on December 31, 2003 reported amounts. WMECO chose to reflect the impact on December 31, 2003 reported amounts.

Reflecting the impact of the Medicare change decreased the PBOP benefit obligation by $2.3 million and increased actuarial gains by approximately $2.3 million with no impact on 2003 expenses, assets, or liabilities. The $2.3 million actuarial gain will be amortized as a reduction to PBOP expense over 13 years beginning in 2004. PBOP expense in 2004 will also reflect a lower interest cost due to the reduction in the December 31, 2003 benefit obligation. Management estimates that the reduction in PBOP expense in 2004 will be approximately $0.2 million.

When accounting guidance is issued by the FASB, it may require WMECO to change the accounting described above and change the information included in this annual report.

Income Taxes: Income tax expense is calculated each year in each of the jurisdictions in which WMECO operates. This process involves estimating WMECO's actual current tax exposures as well as assessing temporary differences resulting from differing treatment of items, such as timing of the deduction and expenses for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are included in WMECO's consolidated balance sheets. Adjustments made to income taxes could significantly affect WMECO's consolidated financial statements. Management must also assess the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely, a valuation allowance must be established. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities.

WMECO accounts for deferred taxes under SFAS No. 109, "Accounting for Income Taxes." For temporary differences recorded as deferred tax liabilities that will be recovered in rates in the future, WMECO has established a regulatory asset. The regulatory asset amounted to $60.1 million and $54.2 million at December 31, 2003 and 2002, respectively. Regulatory agencies in certain jurisdictions in which WMECO operates require the tax effect of specific temporary differences to be "flowed through" to utility customers. Flow through treatment means that deferred tax expense is not recorded on the consolidated statements of income. Instead, the tax effect of the temporary difference impacts both amounts for income tax expense currently included in customers' rates and the company's net income. Flow through treatment can result in effective income tax rates that are significantly different than expected income tax rates. Recording deferred taxes on flow through items is required by SFAS No. 109, and the offset to the deferred tax amounts is the regulatory asset referred to above. A reconciliation from expected tax expense at the statutory federal income tax rate to actual tax expense recorded is included in Note 11, "Income Tax Expense," to the consolidated financial statements.

The estimates that are made by management in order to record income tax expense, accrued taxes and deferred taxes are compared each year to the actual tax amounts filed on WMECO's income tax returns. The income tax returns were filed in the fall of 2003 for the 2002 tax year. In the fourth quarter, WMECO recorded differences between income tax expense, accrued taxes and deferred taxes on its consolidated financial statements and the amounts that were on its income tax returns. Recording these differences in income tax expense resulted in a negative impact of approximately $0.1 million on WMECO's 2003 earnings.

Depreciation: Depreciation expense is calculated based on an asset's useful life, and judgment is involved when estimating the useful lives of certain assets. A change in the estimated useful lives of these assets could have a material impact on WMECO's consolidated financial statements absent timely rate relief for WMECO's assets.

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

WMECO does not have a recovery mechanism for environmental costs, and changes in WMECO's environmental reserves impact WMECO's earnings.

Asset Retirement Obligations: WMECO adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003. SFAS No. 143 requires that legal obligations associated with the retirement of property, plant and equipment be recorded as a liability on the balance sheet at fair value when incurred and when a reasonable estimate of the fair value can be made. SFAS No. 143 defines an asset retirement obligation (ARO) as a legal obligation that is required to be settled due to an existing or enacted law, statute, ordinance or a written or oral promise to remove an asset. AROs may stem from environmental laws, state laws and regulations, easement agreements, building codes, contracts, franchise grants and agreements, oral promises made upon which third parties have relied, or the dismantlement, restoration, or reclamation of properties.

Upon adoption of SFAS No. 143, certain removal obligations were identified that management believes are AROs but either have not been incurred or are not material. These removal obligations arise in the ordinary course of business or have a low probability of occurring. The types of obligations primarily relate to transmission and distribution lines and poles, telecommunication towers, transmission cables and certain FERC or state regulatory agency re-licensing issues. There was no impact to WMECO's earnings upon adoption of SFAS No. 143; however, if there are changes in certain laws and regulations, orders, interpretations or contracts entered into by WMECO there may be future AROs that need to be recorded.

Under SFAS No. 71, regulated utilities, including WMECO, currently recover amounts in rates for future costs of removal of plant assets. Future removals of assets do not represent legal obligations and are not AROs. Historically, these amounts were included as a component of accumulated depreciation until spent. At December 31, 2003 and 2002, these amounts totaling $25 million and $17 million, respectively, were reclassified to regulatory liabilities on the accompanying consolidated balance sheets.

In June 2003, the FASB issued a proposed FSP, "Applicability of SFAS No. 143, 'Accounting for Asset Retirement Obligations', to Legislative Requirements on Property Owners to Remove and Dispose of Asbestos or Asbestos-Containing Materials." In the FSP, the FASB staff concludes that current legislation creates a legal obligation for the owner of a building to remove and dispose of asbestos-containing materials. In the FSP, the FASB staff also concludes that this legal obligation constitutes an ARO that should be recognized as a liability under SFAS No. 143. This FSP changes a FASB staff interpretation of SFAS No. 143 that an obligating event did not occur until a building containing asbestos was demolished. In November 2003, the FASB indicated that, based on the diverse views it received in comment letters on the proposed FSP, it was considering a proposal for a FASB agenda project to address this issue. If this FSP is adopted in its current form, then WMECO would be required to record an ARO. Management has not estimated this potential ARO at December 31, 2003.

Special Purpose Entity: During 2001, to facilitate the issuance of rate reduction certificates intended to finance certain stranded costs, WMECO established WMECO Funding LLC. WMECO Funding LLC was created as part of a state-sponsored securitization program. WMECO Funding LLC is restricted from engaging in non-related activities and is required to operate in a manner intended to reduce the likelihood that it would be included in WMECO's bankruptcy estate if it ever became involved in a bankruptcy proceeding. WMECO Funding LLC and the securitization amounts are consolidated in the accompanying consolidated financial statements.

For further information regarding the matters in this "Critical Accounting Policies and Estimates" section see Note 1, "Summary of Significant Accounting Policies," Note 3, "Derivative Instruments and Risk Management Activities," Note 4, "Pension Benefits and Postretirement Benefits Other Than Pensions," Note 11, "Income Tax Expense," and Note 6B, "Commitments and Contingencies - Environmental Matters," to the consolidated financial statements.

OTHER MATTERS
Commitments and Contingencies: For further information regarding other commitments and contingencies, see Note 6, "Commitments and Contingencies," to the consolidated financial statements.

Contractual Obligations and Commercial Commitments: Information regarding WMECO's contractual obligations and commercial commitments at December 31, 2003 is summarized through 2008 and thereafter as follows:

----------------------------------------------------------------------------------------------------
(Millions of
Dollars)                      2004       2005        2006       2007       2008        Thereafter
----------------------------------------------------------------------------------------------------
Notes payable
  to banks (a)               $10.0      $  -        $  -       $  -        $  -          $  -
Long-term
  debt (a)                     -           -           -          -           -           108.8
Operating
  leases (b)(c)                3.3        3.2         2.9        2.7         2.5            9.0
Long-term
  contractual
  arrangements (b)(c)          9.9        9.5         9.5        9.1         9.1           47.6
----------------------------------------------------------------------------------------------------
Totals                       $23.2      $12.7       $12.4      $11.8       $11.6         $165.4
----------------------------------------------------------------------------------------------------

(a) Included in WMECO's debt agreements are usual and customary positive, negative and financial covenants. Non-compliance with certain covenants, for example the timely payment of principal and interest, may constitute an event of default, which could cause an acceleration of principal in the absence of receipt by the company of a waiver or amendment. Such acceleration would change the obligations outlined in the table of contractual obligations and commercial commitments. Long-term debt excludes fees and interest due for spent nuclear fuel disposal costs and unamortized premium and discount, net.

(b) WMECO has no provisions in its operating lease agreements related to its long-term contractual arrangements that could trigger a change in terms and conditions, such as acceleration of payment obligations.

(c)  Amounts are not included on WMECO's consolidated balance sheets.

Rate reduction bond amounts are non-recourse to WMECO, have no required payments over the next five years and are not included in this table. Additionally, this table does not include notes payable to affiliated companies totaling $31.4 million at December 31, 2003 and WMECO's expected contribution to the PBOP Plan in 2004 of $4 million. WMECO's standard offer service contracts and default service contracts are also not included in this table. For further information regarding WMECO's contractual obligations and commercial commitments, see Note 2, "Short-Term Debt," Note 8, "Leases," Note 6E, "Commitments and Contingencies - Long-Term Contractual Arrangements," and
Note 10, "Long-Term Debt," to the consolidated financial statements.

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

---------------------------------------------------------------------------------------------------
                                              2003 over/(under) 2002       2002 over/(under) 2001
Income Statement Variances                    ----------------------       ------------------------
(Millions of Dollars)                         Amount         Percent       Amount         Percent
---------------------------------------------------------------------------------------------------
Operating Revenues                             $ 22             6%          $(109)          (23)%

Operating Expenses:
Fuel, purchased and net interchange power        18            10            (135)          (43)
Other operation                                  10            20             (18)          (26)
Maintenance                                       1             5              (5)          (26)
Depreciation                                      -             -               1             4
Amortization of regulatory assets, net           11            37             (98)          (76)
Amortization of rate reduction bonds              -             -               6            (a)
Taxes other than income taxes                     1            11              (2)          (18)
Gain on sale of utility plant                     -             -             120           100
---------------------------------------------------------------------------------------------------
Total operating expenses                         41            13            (131)          (30)
---------------------------------------------------------------------------------------------------
Operating income                                (19)          (32)             22            58
Interest expense, net                            (1)           (4)             (1)           (6)
Other income/(loss), net                          4            (a)              -             -
---------------------------------------------------------------------------------------------------
Income before income tax expense                (14)          (33)             23            (a)
Income tax expense                                7           100               -             -
---------------------------------------------------------------------------------------------------
Net income                                     $(21)          (57)%         $  23            (a)%
===================================================================================================

(a) Percent greater than 100.

OPERATING REVENUES
Operating revenues increased $22 million in 2003, primarily due to higher retail revenues ($17 million) and higher wholesale revenues ($5 million). Retail revenues were higher primarily due to higher retail sales volumes ($9 million) and an increase in the standard offer service rate resulting from a competitive bid process required by the DTE ($10 million). Retail sales increased by 2.6 percent. Wholesale revenues were higher primarily due to higher wholesale sales.

Operating revenues decreased $109 million in 2002, primarily due to lower retail revenues ($71 million) and lower wholesale and other revenues ($38 million). Retail revenues were lower primarily due to a decrease in the standard offer service rate resulting from a competitive bid process required by the DTE ($109 million) partially offset by an increase in the transition charge rate ($32 million) and higher distribution revenues from higher retail sales ($11 million). Retail sales increased by 1.9 percent. The decrease in revenues related to the standard offer service rate is offset by a corresponding decrease in fuel, purchased and net interchange power expense. Wholesale revenues were lower primarily due to the inclusion in 2001 of revenue from the output of Millstone ($14 million) and the lower sales of energy and capacity due to the buydown and buyout of various cogenerator contracts ($12 million). The buydown and buyout of cogeneration contracts has a corresponding decrease in fuel, purchased and net interchange power expense.

FUEL, PURCHASED AND NET INTERCHANGE POWER
Fuel, purchased and net interchange power expense increased $18 million in 2003, primarily due to higher standard offer purchases ($10 million) as a result of the retail sales increase and higher standard offer supply costs due to the rebidding of the supply in 2003 and higher wholesale purchases of energy and capacity.

Fuel, purchased and net interchange power expense decreased $135 million in 2002, primarily due to the lower supply price for standard offer service ($109 million), the buydown and buyout of various cogeneration contracts ($12 million) and lower nuclear fuel expense ($9 million).

OTHER OPERATION AND MAINTENANCE
Other operation and maintenance (O&M) expenses increased $11 million in 2003 due to lower pension income ($7 million) and higher transmission expense ($4 million).

Other O&M expenses decreased $23 million in 2002, primarily due to the lack of nuclear expenses in 2002 as a result of the sale of Millstone at the end of the first quarter in 2001 ($12 million) and lower administrative and general expenses ($9 million).

DEPRECIATION
Depreciation increased $1 million in 2002, primarily due to an increase in utility plant balances.

AMORTIZATION OF REGULATORY ASSETS, NET
Amortization of regulatory assets, net increased $11 million in 2003 primarily due to the higher recovery of stranded costs.

Amortization of regulatory assets, net decreased $98 million in 2002 primarily due to the amortization in 2001 related to the sale of Millstone ($120 million) and lower amortization related to the recovery of the Millstone investment ($15 million), partially offset by higher amortization in 2002 related to the recovery of stranded costs ($37 million).

AMORTIZATION OF RATE REDUCTION BONDS
Amortization of rate reduction bonds increased $6 million in 2002 due to the repayment of principal.

TAXES OTHER THAN INCOME TAXES
Taxes other than income taxes increased $1 million in 2003 primarily due to the absence of the benefit of a Connecticut sales tax settlement recognized in 2002.

Taxes other than income taxes decreased $2 million in 2002, primarily due to a decrease in local property taxes and the benefit of a Connecticut sales tax settlement.

GAIN ON SALE OF UTILITY PLANT
WMECO recorded a $120 million gain in 2001 on the sale of its ownership interest in Millstone. A corresponding amount of amortization expense was recorded.

INTEREST EXPENSE, NET
Interest expense, net decreased $1 million in 2003, primarily due to lower interest on short-term debt from lower interest rates.

Interest expense, net decreased $1 million in 2002, primarily due to retirement of long-term debt in 2001.

OTHER INCOME/(LOSS), NET
Other income/(loss), net increased $4 million primarily due to the absence of the 2002 stranded cost reconciliation adjustment ($3 million) and a gain on disposition of property in 2003 ($2 million).

Other income/(loss), net was unchanged due to lower environmental costs recorded in 2002 ($3 million) offset by the DTE's order in 2002 in a stranded cost reconciliation adjustment resulting in a reduction to the gain from the sale of the fossil units ($3 million).

INCOME TAX EXPENSE
Income tax expense increased $7 million, primarily due to the recognition in 2002 of investment tax credits as a result of the 2002 DTE decision ($13 million), partially offset by lower taxable income. For further information regarding income tax expense, see Note 11, "Income Tax Expense," to the consolidated financial statements.

Income tax expense remained unchanged in 2002 as a result of higher book income offset by the recognition in 2002 of investment tax credits as a result of a regulatory decision ($13 million).


COMPANY REPORT
-------------------------------------------------------------------------------

Management is responsible for the preparation, integrity, and fair presentation of the accompanying consolidated financial statements of Western Massachusetts Electric Company and subsidiary and other sections of this annual report. These financial statements, which were audited by Deloitte & Touche LLP in 2003 and 2002 and Arthur Andersen LLP in 2001, have been prepared in conformity with accounting principles generally accepted in the United States of America using estimates and judgments, where required, and giving consideration to materiality.

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



INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------

To the Board of Directors
of Western Massachusetts Electric Company:

We have audited the accompanying consolidated balance sheets of Western Massachusetts Electric Company and subsidiary (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, common stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company as of December 31, 2001, and for the year then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 22, 2002.

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

In our opinion, the 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of Western Massachusetts Electric Company and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
    DELOITTE & TOUCHE LLP

Hartford, Connecticut
February 23, 2004


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
-------------------------------------------------------------------------------

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



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------
At December 31,                                                   2003               2002
-----------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ASSETS
------

Current Assets:
  Cash                                                    $              1    $            123
  Receivables, less provision for uncollectible
    accounts of $2,551 in 2003 and $1,958 in 2002                   40,103              42,203
  Accounts receivable from affiliated companies                         20               6,354
  Unbilled revenues                                                 10,299               8,944
  Materials and supplies, at average cost                            1,584               1,821
  Prepayments and other                                              1,139               1,470
                                                          ----------------    ----------------
                                                                    53,146              60,915
                                                          ----------------    ----------------
Property, Plant and Equipment:
  Electric utility                                                 612,450             590,153
     Less: Accumulated depreciation                                177,803             178,804
                                                          ----------------    ----------------
                                                                   434,647             411,349
  Construction work in progress                                     13,124              11,860
                                                          ----------------    ----------------
                                                                   447,771             423,209
                                                          ----------------    ----------------

Deferred Debits and Other Assets:
  Regulatory assets                                                268,180             283,702
  Prepaid pension                                                   75,386              67,516
  Other                                                             19,081              18,304
                                                          ----------------    ----------------
                                                                   362,647             369,522
                                                          ----------------    ----------------

Total Assets                                              $        863,564    $        853,646
                                                          ================    ================

The accompanying notes are an integral part of these consolidated financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------
At December 31,                                                 2003               2002
--------------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to banks                                $         10,000   $          7,000
  Notes payable to affiliated companies                           31,400             85,900
  Accounts payable                                                10,173             17,730
  Accounts payable to affiliated companies                        13,789              6,218
  Accrued taxes                                                      765              4,334
  Accrued interest                                                 2,544              2,059
  Other                                                            9,785              8,005
                                                        ----------------   ----------------
                                                                  78,456            131,246
                                                        ----------------   ----------------

Rate Reduction Bonds                                             132,960            142,742
                                                        ----------------   ----------------

Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                              216,547            222,065
  Accumulated deferred investment tax credits                      3,326              3,662
  Deferred contractual obligations                                86,937             63,767
  Regulatory liabilities                                          27,776             17,443
  Other                                                            8,357             12,770
                                                        ----------------   ----------------
                                                                 342,943            319,707
                                                        ----------------   ----------------
Capitalization:
  Long-Term Debt                                                 157,202            101,991
                                                        ----------------   ----------------
  Common Stockholder's Equity:
    Common stock, $25 par value - authorized
     1,072,471 shares; 434,653 shares outstanding
     in 2003 and 2002                                             10,866             10,866
    Capital surplus, paid in                                      69,544             69,712
    Retained earnings                                             71,677             77,476
    Accumulated other comprehensive loss                             (84)               (94)
                                                        ----------------   ----------------
  Common Stockholder's Equity                                    152,003            157,960
                                                        ----------------   ----------------
Total Capitalization                                             309,205            259,951
                                                        ----------------   ----------------

Commitments and Contingencies (Note 6)

Total Liabilities and Capitalization                    $        863,564   $        853,646
                                                        ================   ================

The accompanying notes are an integral part of these consolidated financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

-------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                  2003              2002           2001
-------------------------------------------------------------------------------------------------------------------
                                                                           (Thousands of Dollars)

Operating Revenues                                        $      391,178   $      369,487  $      478,869
                                                          --------------   --------------  --------------
Operating Expenses:
  Operation -
     Fuel, purchased and net interchange power                   198,985          181,485         315,903
     Other                                                        59,020           49,039          66,458
  Maintenance                                                     15,289           14,499          19,635
  Depreciation                                                    14,104           14,381          13,818
  Amortization of regulatory assets, net                          41,695           30,327         128,321
  Amortization of rate reduction bonds                             9,847            9,385           3,555
  Taxes other than income taxes                                   11,844           10,688          13,065
  Gain on sale of utility plant                                      -                -          (119,775)
                                                          --------------   --------------  --------------
        Total operating expenses                                 350,784          309,804         440,980
                                                          --------------   --------------  --------------
Operating Income                                                  40,394           59,683          37,889

Interest Expense:
  Interest on long-term debt                                       3,860            2,942           4,940
  Interest on rate reduction bonds                                 8,994            9,587           6,251
  Other interest                                                     965            1,857           4,120
                                                          --------------   --------------  --------------
     Interest expense, net                                        13,819           14,386          15,311
                                                          --------------   --------------  --------------
Other Income/(Loss), Net                                           3,167             (850)         (1,050)
                                                          --------------   --------------  --------------
Income Before Income Tax Expense                                  29,742           44,447          21,528
Income Tax Expense                                                13,530            6,765           6,560
                                                          --------------   --------------  --------------
Net Income                                                $       16,212   $       37,682  $       14,968
                                                          ==============   ==============  ==============

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Net Income                                                $       16,212   $       37,682  $       14,968
                                                          --------------   --------------  --------------
Other comprehensive income/(loss), net of tax:
  Unrealized gains/(losses) on securities                             37             (110)           (123)
  Minimum supplemental executive retirement
    pension liability adjustments                                    (27)             (43)            -
                                                          --------------   --------------  --------------
     Other comprehensive income/(loss), net of tax                    10             (153)           (123)
                                                          --------------   --------------  --------------
Comprehensive Income                                      $       16,222   $       37,529  $       14,845
                                                          ==============   ==============  ==============

The accompanying notes are an integral part of these consolidated financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

-----------------------------------------------------------------------------------------------------------------------
                                                                                               Accumulated
                                                Common Stock         Capital                      Other
                                           ----------------------    Surplus,     Retained     Comprehensive    Total
                                             Shares     Amount       Paid In      Earnings     Income/(Loss)     (a)
-----------------------------------------------------------------------------------------------------------------------
                                                         (Thousands of Dollars, except share information)
Balance at January 1, 2001                  590,093  $   14,752    $   94,010    $   62,952    $    182    $   171,896

    Net income for 2001                                                              14,968                     14,968
    Cash dividends on preferred stock                                                  (404)                      (404)
    Cash dividends on common stock                                                  (22,000)                   (22,000)
    Repurchase of common stock              (80,397)     (2,010)      (12,990)                                 (15,000)
    Capital stock expenses, net                                         1,204                                    1,204
    Allocation of benefits - ESOP                                                       (94)                       (94)
    Other comprehensive loss                                                                       (123)          (123)
                                           --------- ----------    ----------    ----------    ---------   -----------
Balance at December 31, 2001                509,696      12,742        82,224        55,422          59        150,447

    Net income for 2002                                                              37,682                     37,682
    Cash dividends on common stock                                                  (16,009)                   (16,009)
    Repurchase of common stock              (75,043)     (1,876)      (12,123)                                 (13,999)
    Capital stock expenses, net                                           131                                      131
    Allocation of benefits - ESOP                                        (520)          381                       (139)
    Other comprehensive loss                                                                       (153)          (153)
                                           --------- ----------    ----------    ----------    ---------   -----------
Balance at December 31, 2002                434,653      10,866        69,712        77,476         (94)       157,960

    Net income for 2003                                                              16,212                     16,212
    Cash dividends on common stock                                                  (22,011)                   (22,011)
    Allocation of benefits - ESOP                                        (168)                                    (168)
    Other comprehensive income                                                                       10             10
                                           --------- ----------    ----------    ----------    ---------   -----------
Balance at December 31, 2003                434,653  $   10,866    $   69,544    $   71,677    $    (84)   $   152,003
                                           ========= ==========    ==========    ==========    =========   ===========

(a) The Federal Power Act, and the Public Utility Holding Act of 1935 (the 1935 Act) limit the payment of dividends by the company to its retained earnings balance.

    The Utility Group credit agreement also limits dividend payments subject to the requirements that the company's total debt to total capitalization ratio does not exceed 65 percent.

    At December 31, 2003, retained earnings available for payment of dividends is restricted to $46.3 million.

The accompanying notes are an integral part of these consolidated financial statements.


WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------
 For the Years Ended December 31,                                      2003                2002                2001
-------------------------------------------------------------------------------------------------------------------------
                                                                                  (Thousands of Dollars)

Operating Activities:
  Net income                                                       $   16,212         $  37,682        $   14,968
  Adjustments to reconcile to net cash flows
   provided by operating activities:
    Depreciation                                                       14,104            14,381            13,818
    Deferred income taxes and investment tax credits, net             (14,315)          (26,952)            5,281
    Amortization of regulatory assets, net                             41,695            30,327           128,321
    Amortization of rate reduction bonds                                9,847             9,385             3,555
    Amortization of recoverable energy costs                              598              (529)            3,179
    Gain on sale of utility plant                                        -                 -             (119,775)
    Increase in prepaid pension                                        (7,870)          (13,290)           (8,453)
    Regulatory overrecoveries                                           6,265            24,984           112,025
    Other sources of cash                                               8,672            19,870            64,065
    Other uses of cash                                                (24,355)          (53,355)         (177,340)
  Changes in current assets and liabilities:
    Receivables and unbilled revenues, net                              7,079             1,199            15,017
    Materials and supplies                                                237              (365)              149
    Other current assets (excludes cash)                                  330                74             3,273
    Accounts payable                                                       14           (13,989)            4,043
    Accrued taxes                                                      (3,569)              643            (4,780)
    Other current liabilities                                           2,266            (2,425)             (192)
                                                                   ----------         ---------        ----------
Net cash flows provided by operating activities                        57,210            27,640            57,154
                                                                   ----------         ---------        ----------
Investing Activities:
  Investments in plant                                                (30,386)          (23,148)          (30,676)
  NU system Money Pool (lending)/borrowing                            (54,500)           76,700             8,600
  Investments in nuclear decommissioning trusts                           -                 -             (23,037)
  Net proceeds from the sale of utility plant                             -                 -             175,154
  Buyout of IPP contract                                                  -                 -             (80,000)
  Other investment activities                                           1,377               937               817
                                                                   ----------         ---------        ----------
Net cash flows (used in)/provided by investing activities             (83,509)           54,489            50,858
                                                                   ----------         ---------        ----------
Financing Activities:
  Issuance of long-term debt                                           55,000               -                 -
  Repurchase of common shares                                             -             (13,999)          (15,000)
  Issuance of rate reduction bonds                                        -                 -             155,000
  Retirement of rate reduction bonds                                   (9,782)           (9,575)           (2,683)
  Increase/(decrease) in short-term debt                                3,000           (43,000)          (60,000)
  Reacquisitions and retirements of long-term debt                        -                 -            (100,000)
  Reacquisitions and retirements of preferred stock                       -                 -             (36,500)
  Retirement of capital lease obligation                                  -                 -             (34,200)
  Cash dividends on preferred stock                                       -                 -                (404)
  Cash dividends on common stock                                      (22,011)          (16,009)          (22,000)
  Other financing activities                                              (30)              (22)            7,389
                                                                   ----------         ---------        ----------
Net cash flows provided by/(used in) financing activities              26,177           (82,605)         (108,398)
                                                                   ----------         ---------        ----------
Net decrease in cash                                                     (122)             (476)             (386)
Cash - beginning of year                                                  123               599               985
                                                                   ----------         ---------        ----------
Cash - end of year                                                 $        1         $     123        $      599
                                                                   ==========         =========        ==========
Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized                             $   13,560         $  14,934        $   17,939
                                                                   ==========         =========        ==========
  Income taxes                                                     $   31,807         $  32,522        $    6,314
                                                                   ==========         =========        ==========

The accompanying notes are an integral part of these consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

A.   ABOUT WESTERN MASSACHUSETTS ELECTRIC COMPANY
Western Massachusetts Electric Company (WMECO or the company) is a wholly owned subsidiary of Northeast Utilities (NU). WMECO is registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. NU is registered with the SEC as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and NU, including WMECO, is subject to the provisions of the 1935 Act. Arrangements among WMECO, other NU companies, outside agencies, and other utilities covering interconnections, interchange of electric power and sales of utility property, are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. WMECO is subject to further regulation for rates, accounting and other matters by the FERC and the Massachusetts Department of Telecommunications and Energy (DTE). WMECO, The Connecticut Light and Power Company (CL&P) and Public Service Company of New Hampshire
(PSNH), furnish franchised retail electric service in Massachusetts, Connecticut and New Hampshire, respectively.

Several wholly owned subsidiaries of NU provide support services for NU's companies, including WMECO. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU's companies.

WMECO's purchases from Select Energy, Inc. (Select Energy), another NU subsidiary, for standard offer and default service and for other transactions with Select Energy represented approximately $143 million, $14 million and $4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

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

C.   NEW ACCOUNTING STANDARDS
Derivative Accounting: Effective January 1, 2001, WMECO adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends SFAS No. 133. This new statement incorporates interpretations that were included in previous Derivative Implementation Group guidance, clarifies certain conditions, and amends other existing pronouncements. It is effective for contracts entered into or modified after June 30, 2003. Management has determined that the adoption of SFAS No. 149 did not change WMECO's accounting for contracts, or the ability of WMECO to elect the normal purchases and sales exception.

Employers' Disclosures about Pensions and Other Postretirement Benefits: In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," (SFAS No.
132R). This statement revises employers' disclosures about pension plans and other postretirement benefit plans, requires additional disclosures about the assets, obligations, cash flows, and the net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans and requires companies to disclose various elements of pension and postretirement benefit costs in interim period financial statements. The revisions in SFAS No. 132R are effective for 2003, and WMECO included the disclosures required by SFAS No. 132R in this annual report. For the required disclosures, see
Note 4, "Pension Benefits and Postretirement Benefits Other Than Pensions," to the consolidated financial statements.

Liabilities and Equity: In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and was otherwise effective for WMECO for the third quarter of 2003. As WMECO no longer has any preferred stock subject to mandatory redemption, the adoption of SFAS No. 150 did not have an impact on WMECO's consolidated financial statements.

Consolidation of Variable Interest Entities: In December 2003, the FASB issued a revised version of FASB Interpretation No. (FIN) 46 "Consolidation of Variable Interest Entities," (FIN 46R). FIN 46R is effective for WMECO for the first quarter of 2004 but is not expected to have an impact on WMECO's consolidated financial statements.

D.   GUARANTEES
At December 31, 2003, NU had outstanding guarantees to WMECO of $2.5 million. WMECO had no guarantees outstanding at December 31, 2003.

E.   REVENUES
WMECO retail revenues are based on rates approved by the DTE. These regulated rates are applied to customers' use of energy to calculate a bill. In general, rates can only be changed through formal proceedings with the DTE.

WMECO utilizes regulatory commission-approved tracking mechanisms to track the recovery of certain incurred costs. The tracking mechanisms allow for rates to be changed periodically, with overcollections refunded to customers or undercollections collected from customers in future periods.

Unbilled revenues represent an estimate of electricity delivered to customers that has not been billed. Unbilled revenues represent assets on the balance sheet that become accounts receivable in the following month as customers are billed. Billed revenues are based on meter readings.

Unbilled revenues are estimated monthly using the requirements method. The requirements method utilizes the total monthly volume of electricity delivered to the system and applies a delivery efficiency factor to reduce the total monthly volume by an estimate of delivery losses in order to calculate total estimated monthly sales to customers. The total estimated monthly sales amount less total monthly billed sales amount results in a monthly estimate of unbilled sales. Unbilled revenues are estimated by applying an average rate to the estimate of unbilled sales.

In 2003, the unbilled sales estimates for WMECO were tested using the cycle method. The cycle method uses the billed sales from each meter reading cycle and an estimate of unbilled days in each month based on the meter reading schedule. The cycle method is historically more accurate than the requirements method when used in a mostly weather-neutral month. The cycle method resulted in adjustments to the estimate of unbilled revenues that had a positive after-tax earnings impact on WMECO of $0.3 million in 2003.

Wholesale transmission revenues are based on rates and formulas that are approved by the FERC. Most of WMECO's wholesale transmission revenues are collected through a combination of the New England Regional Network Service
(RNS) tariff and WMECO's Local Network Service (LNS) tariff. The RNS tariff, which is administered by the New England Independent System Operator, recovers the revenue requirements associated with transmission facilities that are deemed by the FERC to be Pool Transmission Facilities. The LNS tariff which was accepted by the FERC on October 22, 2003, provides for the recovery of WMECO's total transmission revenue requirements, net of revenue credits received from various rate components, including revenues received under the RNS rates.

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

G.   REGULATORY ACCOUNTING
The accounting policies of WMECO conform to accounting principles generally accepted in the United States of America applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."

The transmission and distribution of WMECO continue to be cost-of-service rate regulated. Management believes the application of SFAS No. 71 to that portion of those businesses continues to be appropriate. Management also believes it is probable that WMECO will recover its investments in long-lived assets, including regulatory assets. In addition, all material net regulatory assets are earning an equity return, except for securitized regulatory assets, which are not supported by equity.

The components of regulatory assets are as follows:

---------------------------------------------------------------------
                                             At December 31,
---------------------------------------------------------------------
(Millions of Dollars)                       2003          2002
---------------------------------------------------------------------
Recoverable nuclear costs                 $ 32.7        $ 38.0
Securitized assets                         132.1         141.9
Income taxes, net                           60.1          54.2
Unrecovered contractual obligations         86.9          63.8
Recoverable energy costs                     3.7           4.3
Rate cap deferral                          (57.1)        (28.1)
Other                                        9.8           9.6
---------------------------------------------------------------------
Totals                                    $268.2        $283.7
---------------------------------------------------------------------

Recoverable Nuclear Costs: In March 2001, WMECO sold its ownership interest in the Millstone nuclear units (Millstone). The gain on this sale of $119.8 million was used to offset recoverable nuclear costs, resulting in a total unamortized balance of $6.1 million and $7.1 million at December 31, 2003 and 2002, respectively. Also included in recoverable nuclear costs for 2003 and 2002 are $26.6 million and $30.9 million, respectively, primarily related to Millstone 1 recoverable nuclear costs associated with the recoverable portion of the undepreciated plant and related assets at the time Millstone 1 was shut down.

Securitized Assets: In May 2001, WMECO issued $155 million in rate reduction certificates and used $80 million of those proceeds to buy out an independent power producer contract. The remaining balance is $132.1 million and $141.9 million at December 31, 2003 and 2002, respectively.

Securitized assets are being recovered over the amortization period of their associated rate reduction bonds. All outstanding rate reduction bonds of WMECO are scheduled to fully amortize by June 1, 2013.

Income Taxes, Net: The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the DTE and SFAS No. 109. Differences in income taxes between SFAS No. 109 and the rate-making treatment of the DTE are recorded as regulatory assets.
For further information regarding income taxes, see Note 1H, "Summary of Significant Accounting Policies - Income Taxes," and Note 11, "Income Tax Expense," to the consolidated financial statements.

Unrecovered Contractual Obligations: WMECO, under the terms of contracts with three regional nuclear companies (Yankee Companies), is responsible for its proportionate share of the remaining costs of the units, including decommissioning. These amounts are recorded as unrecovered contractual obligations. A portion of these obligations were securitized in 2001 and are included in securitized regulatory assets. During 2002, WMECO was notified by the Yankee Companies that the estimated cost of decommissioning their units had increased over prior estimates due to higher anticipated costs for spent fuel storage, security and liability and property insurance. In December 2002, WMECO recorded an additional $32.4 million in deferred contractual obligations and a corresponding increase in the unrecovered contractual obligations regulatory asset as a result of these increased costs.

In November 2003, the Connecticut Yankee Atomic Power Company (CYAPC) prepared an updated estimate of the cost of decommissioning its nuclear unit. WMECO's aggregate share of the estimated increased cost is $32.5 million. WMECO recorded an additional $32.5 million in deferred contractual obligations and a corresponding increase in the unrecovered contractual obligations regulatory asset as a result of these increased costs.

Recoverable Energy Costs: Under the Energy Policy Act of 1992 (Energy Act), WMECO was assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment). The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. WMECO no longer owns nuclear generation but continues to recover these costs through rates. At December 31, 2003 and 2002, WMECO's total D&D Assessment deferrals were $3.7 million and $4.3 million, respectively, and have been recorded as recoverable energy costs.

The majority of the recoverable energy costs are recovered in rates currently from WMECO's customers.

Rate Cap Deferral: The rate cap deferral allows WMECO to recover stranded costs. These amounts represent the cumulative excess of transition cost revenues over transition cost expenses.

Regulatory Liabilities: WMECO maintained $27.8 million and $17.4 million of regulatory liabilities at December 31, 2003 and 2002, respectively. These amounts are comprised of the following:

----------------------------------------------------------------
                                            At December 31,
----------------------------------------------------------------
(Millions of Dollars)                     2003          2002
----------------------------------------------------------------
Cost of removal                          $25.0         $17.0
Other regulatory liabilities               2.8           0.4
----------------------------------------------------------------
Totals                                   $27.8         $17.4
----------------------------------------------------------------

Under SFAS No. 71, WMECO currently recovers amounts in rates for future costs of removal of plant assets. Historically, these amounts were included as a component of accumulated depreciation until spent. These amounts were reclassified to regulatory liabilities on the accompanying consolidated balance sheets.

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

The tax effects of temporary differences that give rise to the net accumulated deferred tax obligation are as follows:

--------------------------------------------------------------------------
                                                     At December 31,
--------------------------------------------------------------------------
(Millions of Dollars)                           2003               2002
--------------------------------------------------------------------------
Deferred tax liabilities:
  Accelerated depreciation and
    other plant-related differences           $ 87.6             $ 76.2
  Regulatory amounts:
    Securitized contract termination
      costs and other                           22.7               27.0
  Income tax gross-up                           24.3               24.3
  Employee benefits                             30.3               27.3
  Other                                         78.9               95.2
--------------------------------------------------------------------------
Total deferred tax liabilities                 243.8              250.0
--------------------------------------------------------------------------
Deferred tax assets:
   Regulatory deferrals                         17.3               13.3
   Employee benefits                             1.5                1.4
   Income tax gross-up                           0.2                3.2
   Other                                         8.3               10.0
--------------------------------------------------------------------------
Total deferred tax assets                       27.3               27.9
--------------------------------------------------------------------------
Totals                                        $216.5             $222.1
--------------------------------------------------------------------------

NU and its subsidiaries, including WMECO, file a consolidated federal income tax return. Likewise NU and its subsidiaries, including WMECO, file state income tax returns, with some filing in more than one state. NU and its subsidiaries, including WMECO, are parties to a tax allocation agreement under which each taxable subsidiary pays a quarterly estimate (or settlement) of no more than it would have otherwise paid had it filed a stand-alone tax return. Generally these quarterly estimated payments are settled to actual payments within three months after filing the associated return. Subsidiaries generating tax losses are similarly paid for their losses when utilized.

In 2000, NU requested from the Internal Revenue Service (IRS) a Private Letter Ruling (PLR) regarding the treatment of unamortized investment tax credits (ITC) and excess deferred income taxes (EDIT) related to generation assets that have been sold. EDIT are temporary differences between book and taxable income that were recorded when the federal statutory tax rate was higher than it is now or when those differences were expected to be resolved. The PLR addresses whether or not EDIT and ITC can be returned to customers, which without a PLR management believes would represent a violation of current tax law. The IRS declared a moratorium on issuing PLRs until final regulations on the return of EDIT and ITC to regulated customers are issued by the Treasury Department. Proposed regulations were issued in March 2003, and a hearing took place in June 2003. The proposed new regulations would allow the return of EDIT and ITC to regulated customers without violating the tax law. Also, under the proposed regulations, a company could elect to apply the regulation retroactively. The Treasury Department is currently deliberating the comments received at the hearing. If final regulations consistent with the proposed regulations are issued, then there could be an impact on WMECO's financial statements.

I.   DEPRECIATION
The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant-in-service, which range primarily from 15 years to 60 years, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Depreciation rates are applied to the average plant-in-service from the time they are placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. Cost of removal is now classified as a regulatory liability. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 2.4 percent in 2003 and 2.3 percent in 2002 and 2001.

J.   EQUITY INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
Regional Nuclear Companies: At December 31, 2003, WMECO owns common stock in three regional nuclear companies (Yankee Companies). WMECO's ownership interests in the Yankee Companies at December 31, 2003 and 2002, which are accounted for on the equity method are 9.5 percent of CYAPC, 7 percent of the Yankee Atomic Electric Company (YAEC) and 3 percent of the Maine Yankee Atomic Power Company (MYAPC). Effective November 7, 2003, WMECO sold its 2.6 percent ownership interest in Vermont Yankee Nuclear Power Corporation (VYNPC). WMECO's total equity investment in the Yankee Companies at December 31, 2003 and 2002, is $5.9 million and $8.6 million, respectively. Each of the remaining Yankee Companies owns a single nuclear generating plant which is being decommissioned.

K.   Allowance for Funds Used During Construction
The allowance for funds used during construction (AFUDC) is a non-cash item that is included in the cost of WMECO plant and represents the cost of borrowed and equity funds used to finance construction. The portion of AFUDC attributable to borrowed funds is recorded as a reduction of other interest expense, and the cost of equity funds is recorded as other income on the consolidated statements of income:

-----------------------------------------------------------
                     For the Years Ended December 31,
-----------------------------------------------------------
(Millions of Dollars,
except percentages)           2003      2002      2001
-----------------------------------------------------------
Borrowed funds                $0.1      $0.3      $0.4
Equity funds                    -         -         -
-----------------------------------------------------------
Totals                        $0.1      $0.3      $0.4
-----------------------------------------------------------
Average AFUDC rates            1.7%      3.0%      6.0%
-----------------------------------------------------------

L.   ASSET RETIREMENT OBLIGATIONS
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that legal obligations associated with the retirement of property, plant and equipment be recognized as a liability at fair value when incurred and when a reasonable estimate of the fair value of the liability can be made. SFAS No. 143 was effective on January 1, 2003, for WMECO. Management has completed its review process for potential asset retirement obligations (ARO) and not identified any material AROs that have been incurred. However, management identified certain removal obligations that arise in the ordinary course of business or have a low probability of occurring. These types of obligations primarily relate to transmission and distribution lines and poles, telecommunication towers, transmission cables and certain FERC or state regulatory agency re-licensing issues. These obligations are AROs that have not been incurred or are not material in nature.

A portion of WMECO's rates is intended to recover the cost of removal of certain utility assets. The amounts recovered do not represent AROs. At December 31, 2003 and 2002, cost of removal was approximately $25 million and $17 million, respectively.

M.   MATERIALS AND SUPPLIES
Materials and supplies include materials purchased primarily for construction, operation and maintenance (O&M) purposes. Materials and supplies are valued at the lower of average cost or market.

N.   OTHER INCOME/(LOSS)
The pre-tax components of WMECO's other income/(loss) items are as follows:

----------------------------------------------------------------
                              For the Years Ended December 31,
----------------------------------------------------------------
(Millions of Dollars)          2003         2002        2001
----------------------------------------------------------------
Investment income             $ 1.8        $ 1.6       $ 0.9
Charitable donations           (0.3)        (0.3)       (0.4)
Other, net                      1.7         (2.2)       (1.6)
----------------------------------------------------------------
Totals                        $ 3.2        $(0.9)      $(1.1)
----------------------------------------------------------------

2.   SHORT-TERM DEBT
-------------------------------------------------------------------------------

Limits: The amount of short-term borrowings that may be incurred by WMECO is subject to periodic approval by the SEC under the 1935 Act or the DTE. On June 30, 2003, the SEC granted authorization allowing WMECO to incur total short-term borrowings up to a maximum of $200 million through June 30, 2006, with authorization for borrowings from the NU Money Pool (Pool) granted through June 30, 2004.

Credit Agreement: On November 10, 2003, WMECO, CL&P, PSNH, and Yankee Gas entered into a 364-day unsecured revolving credit facility for $300 million. This facility replaces a similar credit facility that expired on November 11, 2003 and WMECO may draw up to $100 million under this facility. Unless extended, the credit facility will expire on November 8, 2004. At December 31, 2003 and 2002, there were $10 million and $7 million, respectively, in borrowings under these credit facilities.

Under the aforementioned credit agreement, WMECO may borrow at fixed or variable rates plus an applicable margin based upon certain debt ratings, as rated by the lower of Standard and Poor's or Moody's Investors Service. The weighted average interest rates on WMECO's notes payable to banks outstanding on December 31, 2003 and 2002 were 1.9 percent and 4.3 percent, respectively.

Under the credit agreement, WMECO must comply with certain financial and non-financial covenants as are customarily included in such agreements, including but not limited to, consolidated debt ratios and interest coverage ratios. The most restrictive financial covenant is the interest coverage ratio.
WMECO currently is and expects to remain in compliance with these covenants.

Pool: WMECO is a member of the Pool. The Pool provides a more efficient use of the cash resources of NU and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2003 and 2002, WMECO had borrowings of $31.4 million and $85.9 million from the Pool, respectively. The interest rate on borrowings from the Pool at December 31, 2003 and 2002 was 1 percent and 1.2 percent, respectively.

3.   DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT ACTIVITIES
-------------------------------------------------------------------------------

A.   DERIVATIVE INSTRUMENTS
Effective January 1, 2001, WMECO adopted SFAS No. 133, as amended. Derivatives that do not meet the definition of a cash flow hedge and cannot be designated as being used for normal purchases or normal sales are also recorded at fair value with changes in fair value included in earnings unless recorded as a regulatory asset or liability. Derivative contracts that are entered into as a normal purchase or sale and will result in physical delivery, and are documented as such, are recorded under accrual accounting. For information regarding accounting changes related to derivative instruments, see Note 1C, "Summary of Significant Accounting Policies - New Accounting Standards," to the consolidated financial statements. WMECO had no derivative contracts at December 31, 2003 or 2002 that required fair value accounting.

B.   RISK MANAGEMENT ACTIVITIES
WMECO is subject to credit risk from certain long-term or high-volume supply contracts with energy marketing companies. Credit risks and market risks at WMECO are monitored regularly by a Risk Oversight Council operating outside of the business units that create or actively manage these risk exposures to ensure compliance with NU's stated risk management policies.

4.   PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
-------------------------------------------------------------------------------

Pension Benefits: WMECO participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular NU employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. Pre-tax pension income was $7.9 million in 2003, $12.1 million in 2002, and $13.7 million in 2001. These amounts exclude pension settlements, curtailments and net special termination expenses of $1.2 million in income in 2002 and $0.3 million in expense in 2001. WMECO uses a December 31 measurement date for the Pension Plan. Pension income attributable to earnings is as follows:

-------------------------------------------------------------------------------
                                         For the Years Ended December 31,
-------------------------------------------------------------------------------
(Millions of Dollars)                     2003        2002         2001
-------------------------------------------------------------------------------
Pension income before
  settlements, curtailments
  and special termination benefits      $(7.9)      $(12.1)      $(13.7)
Net pension income
  capitalized as utility plant            3.1          4.2          4.6
-------------------------------------------------------------------------------
Net pension income before
  settlements, curtailments
  and special termination
  benefits                               (4.8)        (7.9)        (9.1)
Settlements, curtailments and
  special termination benefits
  reflected in earnings                    -            -           0.7
-------------------------------------------------------------------------------
Total pension income
  included in earnings                  $(4.8)      $ (7.9)      $ (8.4)
-------------------------------------------------------------------------------

Pension Settlements, Curtailments and Special Termination Benefits: There were no settlements, curtailments or special termination benefits in 2003.

In conjunction with the divestiture of its generation assets, WMECO recorded $1.2 million in curtailment income in 2002, all of which was recorded as a regulatory liability and did not impact earnings.

In conjunction with the Voluntary Separation Program (VSP) that was announced in December 2000, WMECO recorded $0.2 million in settlement income in 2001. The VSP was intended to reduce the generation-related support staff between March 1, 2001 and February 28, 2002, and was available to non-bargaining unit employees who, by February 1, 2002, were at least age 50, with a minimum of five years of credited service, and at December 15, 2000, were assigned to certain groups and in eligible job classifications.

One component of the VSP included special pension termination benefits equal to the greater of 5 years added to both age and credited service of eligible participants or two weeks of pay for each year of service subject to a minimum level of 12 weeks and a maximum of 52 weeks for eligible participants. The special pension termination benefits expense associated with the VSP totaled $0.5 million in 2001. The net total of the settlement and curtailment income and the special termination benefits expense was $0.3 million, of which $0.7 million of costs were included in operating expenses, $0.4 million was deferred as a regulatory liability and is expected to be returned to customers.

Postretirement Benefits Other Than Pensions (PBOP): WMECO also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (PBOP Plan). These benefits are available for employees retiring from WMECO who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the estimated work life of the employee. WMECO uses a December 31 measurement date for the PBOP Plan.
WMECO annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

In 2002, the PBOP Plan was amended to change the claims experience basis, to increase minimum retiree contributions and to reduce the cap on the company's subsidy to the dental plan. These amendments resulted in a $2.1 million decrease in WMECO's benefit obligation under the PBOP Plan at December 31, 2002.

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

Based on the current PBOP Plan provisions, WMECO's actuaries believe that WMECO will qualify for this federal subsidy because the actuarial value of WMECO's PBOP Plan is estimated to be 60 percent greater than that of the standard Medicare benefit. WMECO will directly benefit from the federal subsidy for retirees who retired before 1991. For other retirees, management does not believe that WMECO will benefit from the subsidy because WMECO's cost support for these retirees is capped at a fixed dollar commitment.

The aggregate effect of recognizing the Medicare change is a decrease to the PBOP benefit obligation of $2.3 million. This amount includes the present value of the future government subsidy, which was estimated by discounting the expected payments using the actuarial assumptions used to determine the PBOP liability at December 31, 2003. Also included in the $2.3 million estimate is a decrease in the assumed participation in NU's retiree health plan from 95 percent to 85 percent for future retirees, which reflects the expectation that the Medicare prescription benefit will produce insurer-sponsored health plans that are more financially attractive to future retirees. The per capita claims cost estimate was not changed. Management reduced the PBOP benefit obligation as of December 31, 2003 by $2.3 million and recorded this amount as an actuarial gain within unrecognized net loss/(gain) in the tables that follow. The $2.3 million actuarial gain will be amortized beginning in 2004 as a reduction to PBOP expense over the future working lifetime of employees covered under the plan (approximately 13 years). PBOP expense in 2004 will also reflect a lower interest cost due to the reduction in the December 31, 2003 benefit obligation.

Specific authoritative guidance on accounting for the effect of the Medicare federal subsidy on PBOP plans and amounts is pending from the FASB. When issued, that guidance could require WMECO to change the accounting described above and change the information reported herein.

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

The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:

----------------------------------------------------------------------------------------------------------
                                                                       At December 31,
----------------------------------------------------------------------------------------------------------
                                                      Pension Benefits           Postretirement Benefits
----------------------------------------------------------------------------------------------------------
(Millions of Dollars)                                2003         2002               2003        2002
----------------------------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year            $(133.6)     $(121.3)           $(36.6)     $(35.5)
Service cost                                          (2.5)        (2.2)             (0.4)       (0.4)
Interest cost                                         (8.7)        (8.7)             (2.4)       (2.6)
Medicare impact                                         -            -                2.3          -
Plan amendment                                          -          (1.1)               -          2.1
Transfers                                              0.5         (0.2)               -           -
Actuarial loss                                        (7.6)        (8.2)             (1.5)       (3.8)
Benefits paid - excluding lump sum payments            8.1          8.1               2.7         3.6
----------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                  $(143.8)     $(133.6)           $(35.9)     $(36.6)
----------------------------------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year     $ 162.4      $ 191.2            $ 13.3      $ 14.7
Actual return on plan assets                          41.5        (20.9)              3.4        (1.2)
Employer contribution                                   -            -                3.4         3.4
Transfers                                             (0.5)         0.2                -           -
Benefits paid - excluding lump sum payments           (8.1)        (8.1)             (2.7)       (3.6)
----------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year           $ 195.3      $ 162.4            $ 17.4      $ 13.3
----------------------------------------------------------------------------------------------------------
Funded status at December 31                       $  51.5      $  28.8            $(18.5)     $(23.3)
Unrecognized transition (asset)/obligation            (0.2)        (0.5)             12.4        13.8
Unrecognized prior service cost                        5.7          6.4                -           -
Unrecognized net loss                                 18.4         32.8               6.1        10.0
----------------------------------------------------------------------------------------------------------
Prepaid benefit cost                               $  75.4      $  67.5            $   -       $  0.5
----------------------------------------------------------------------------------------------------------

The accumulated benefit obligation for the Pension Plan was $127.2 million and $116.3 million at December 31, 2003 and 2002, respectively.

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
-------------------------------------------------------------------------------

The components of net periodic (income)/expense are as follows:

-----------------------------------------------------------------------------------------------------------------
                                                                   For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------
                                                        Pension Benefits             Postretirement Benefits
-----------------------------------------------------------------------------------------------------------------
(Millions of Dollars)                            2003        2002       2001        2003       2002      2001
-----------------------------------------------------------------------------------------------------------------
Service cost                                   $  2.5      $  2.2     $  1.9       $ 0.4      $ 0.4     $ 0.4
Interest cost                                     8.7         8.7        8.5         2.4        2.6       2.3
Expected return on plan assets                  (18.2)      (19.9)     (20.0)       (1.3)      (1.3)     (1.4)
Amortization of unrecognized net
  transition (asset)/obligation                  (0.2)       (0.2)      (0.2)        1.4        1.5       1.6
Amortization of prior service cost                0.7         0.7        0.6          -          -         -
Amortization of actuarial gain                   (1.4)       (3.6)      (4.5)         -          -         -
Other amortization, net                            -           -         -           0.6        0.2      (0.4)
-----------------------------------------------------------------------------------------------------------------
Net periodic (income)/expense - before
  settlements, curtailments and special
  termination benefits                           (7.9)      (12.1)     (13.7)        3.5        3.4       2.5
-----------------------------------------------------------------------------------------------------------------
Settlement income                                  -           -        (0.2)         -          -         -
Curtailment income                                 -         (1.2)        -           -          -         -
Special termination benefits expense               -           -         0.5          -          -        0.1
-----------------------------------------------------------------------------------------------------------------
Total - settlements, curtailments and special
  termination benefits                             -         (1.2)       0.3          -          -        0.1
-----------------------------------------------------------------------------------------------------------------
Total - net periodic (income)/expense          $ (7.9)     $(13.3)    $(13.4)      $ 3.5      $ 3.4     $ 2.6
-----------------------------------------------------------------------------------------------------------------

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
-----------------------------------------------------------------------------------------

The following table represents the PBOP assumed health care cost trend rate for the next year and the assumed ultimate trend rate:

---------------------------------------------------------------
                                 Year Following December 31,
---------------------------------------------------------------
                                        2003        2002
---------------------------------------------------------------
Health care cost trend rate
  assumed for next year                 8.00%       9.00%
Rate to which health care cost
  trend rate is assumed to
  decline (the ultimate trend rate)     5.00%       5.00%
Year that the rate reaches the
  ultimate trend rate                   2007        2007
---------------------------------------------------------------

The annual per capita cost of covered health care benefits was assumed to decrease by one percentage point each year through 2007.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

--------------------------------------------------------------------
                                  One Percentage     One Percentage
(Millions of Dollars)             Point Increase     Point Decrease
--------------------------------------------------------------------
Effect on total service and
  interest cost components             $0.1              $(0.7)
Effect on postretirement
  benefit obligation                   $1.1              $(1.0)
--------------------------------------------------------------------

WMECO's investment strategy for its Pension Plan and PBOP Plan is to maximize the long-term rate of return on those plans' assets within an acceptable level of risk. The investment strategy establishes target allocations, which are regularly reviewed and periodically rebalanced. WMECO's expected long-term rates of return on Pension Plan assets and PBOP Plan assets are based on these target asset allocation assumptions and related expected long-term rates of return.

In developing its expected long-term rate of return assumptions for the Pension Plan and the PBOP Plan, WMECO also evaluated input from actuaries, consultants and economists as well as long-term inflation assumptions and WMECO's historical 20-year compounded return of approximately 11 percent. The Pension Plan's and PBOP Plan's target asset allocation assumptions and expected long-term rate of return assumptions by asset category are as follows:

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

WMECO does not expect to make any contributions to the Pension Plan in 2004 and expects to make $4 million in contributions to the PBOP Plan in 2004.

Postretirement plan assets for non-union employees are subject to federal income taxes.

5.   NUCLEAR GENERATION ASSET DIVESTITURES
-------------------------------------------------------------------------------

VYNPC: On July 31, 2002, VYNPC consummated the sale of its nuclear generating plant to a subsidiary of Entergy Corporation (Entergy) for approximately $180 million. As part of the sale, Entergy assumed responsibility for decommissioning VYNPC's nuclear generating unit. On November 7, 2003, WMECO sold its 2.6 percent ownership interest in VYNPC. WMECO will continue to buy approximately 2.5 percent of the plant's output through March 2012 at a range of fixed prices.

6.   COMMITMENTS AND CONTINGENCIES
-------------------------------------------------------------------------------

A.   RESTRUCTURING AND RATE MATTERS
Transition Cost Reconciliations: On March 31, 2003, WMECO filed its 2002 transition cost reconciliation with the DTE. This filing reconciled the recovery of generation-related stranded costs for calendar year 2002 and included the renegotiated purchased power contract related to the Vermont Yankee nuclear unit.

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

B.   ENVIRONMENTAL MATTERS
General: WMECO is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of the environment. These laws and regulations require the removal or the remedy of the effect on the environment of the disposal or release of certain specified hazardous substances at current and former operating sites. As such, WMECO has an active environmental auditing and training program and believes that it is substantially in compliance with all enacted laws and regulations.

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

The amounts recorded as environmental liabilities on the consolidated balance sheets represent management's best estimate of the liability for environmental costs and takes into consideration site assessment and remediation costs. Based on currently available information for estimated site assessment and remediation costs at December 31, 2003 and 2002, WMECO had $0.7 million and $0.8 million, respectively, recorded as environmental reserves. A reconciliation of the total amount reserved at December 31, 2003 and 2002 is as follows:

--------------------------------------------------------------------
(Millions of Dollars)             For the Years Ended December 31,
--------------------------------------------------------------------
                                         2003           2002
--------------------------------------------------------------------
Balance at beginning of year            $ 0.8          $ 5.2
Additions and adjustments                 0.3            0.2
Payments                                 (0.4)          (4.6)
--------------------------------------------------------------------
Balance at end of year                  $ 0.7          $ 0.8
--------------------------------------------------------------------

These liabilities are estimated on an undiscounted basis and do not assume that any amounts are recoverable from insurance companies or other third parties. The environmental reserve includes sites at different stages of discovery and remediation and does not include any unasserted claims. At December 31, 2003, there is one site for which there are unasserted claims; however, any related remediation costs are not probable or estimable at this time. WMECO's environmental liability also takes into account recurring costs of managing hazardous substances and pollutants, mandated expenditures to remediate previously contaminated sites and any other infrequent and non-recurring clean up costs.

WMECO currently has nine sites included in the environmental reserve. Of those nine sites, five sites are in the remediation or long-term monitoring phase and four sites have had site assessments completed.

In addition, capital expenditures related to environmental matters are expected to total approximately $1 million in aggregate for the years 2004 through 2008. These expenditures relate to environmental remediation programs.

MGP Sites: Manufactured gas plant (MGP) sites are sites that manufactured gas from coal and produced certain byproducts that may pose risk to human health and the environment. At December 31, 2003 and 2002, $0.1 million and $0.4 million, respectively, represent amounts for the site assessment and remediation of MGPs. WMECO currently has three MGP sites included in its environmental liability. Of the three MGP sites, one is currently undergoing remediation efforts with the other two MGP sites in the site assessment stage.

CERCLA Matters: The Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and its' amendments or state equivalents impose joint and several strict liabilities, regardless of fault, upon generators of hazardous substances resulting in removal and remediation costs and environmental damages. Liabilities under these laws can be material and in some instances may be imposed without regard to fault or for past acts that may have been lawful at the time they occurred. WMECO has one superfund site under CERCLA for which it has been notified that it is a potentially responsible party (PRP). For sites where there are other PRPs and WMECO is not managing the site assessment and remediation, the liability accrued represents WMECO's estimate of what it will need to pay to settle its obligations with respect to the site.

It is possible that new information or future developments could require a reassessment of the potential exposure to related environmental matters. As this information becomes available management will continue to assess the potential exposure and adjust the reserves as necessary.

WMECO does not have a regulatory recovery mechanism to recover environmental costs from its customers, and changes in WMECO's environmental reserves impact WMECO's earnings.

C.   SPENT NUCLEAR FUEL DISPOSAL COSTS
Under the Nuclear Waste Policy Act of 1982, WMECO must pay the DOE for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. For nuclear fuel used to generate electricity prior to April 7, 1983 (Prior Period Fuel), an accrual has been recorded for the full liability, and payment must be made prior to the first delivery of spent fuel to the DOE. Until such payment is made, the outstanding balance will continue to accrue interest at the 3-month treasury bill yield rate. At December 31, 2003 and 2002, fees due to the DOE for the disposal of Prior Period Fuel were $48.7 million and $48.2 million, respectively, including interest costs of $33.1 million and $32.6 million, respectively.

Fees for nuclear fuel burned on or after April 7, 1983, were billed currently to customers and were paid to the DOE on a quarterly basis. At December 31, 2003, WMECO's ownership share of Millstone has been sold, and WMECO is no longer responsible for fees relating to fuel burned at this facility since their sale.

D.   NUCLEAR INSURANCE CONTINGENCIES
In conjunction with the divestiture of Millstone in 2001, NU and WMECO terminated their nuclear insurance related to Millstone, and WMECO has no further exposure for potential assessments related to Millstone. However, through its continuing association with Nuclear Electric Insurance Limited
(NEIL) and CYAPC, NU is subject to potential retrospective assessments totaling $0.8 million under its respective NEIL insurance policies.

E.   LONG-TERM CONTRACTUAL ARRANGEMENTS
VYNPC: Previously, under the terms of its agreement, WMECO paid its ownership (or entitlement) shares of costs, which included depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital to VYNPC and recorded these costs as purchased-power expenses. On July 31, 2002, VYNPC consummated the sale of its nuclear generating unit to a subsidiary of Entergy for approximately $180 million. Under the terms of the sale, WMECO will continue to buy approximately 2.5 percent of the plant's output through March 2012 at a range of fixed prices. The total cost of purchases under contracts with VYNPC amounted to $4.6 million in 2003, $4.3 million in 2002 and $4.1 million in 2001.

Electricity Procurement Contracts: WMECO has entered into an arrangement for the purchase of electricity. The total cost of purchases under this arrangement amounted to $2.8 million in 2003, $2.5 million in 2002 and $14.5 million in 2001. These amounts relate to IPP contracts and do not include contractual commitments related to WMECO's standard offer and default service.

Hydro-Quebec: Along with other New England utilities, WMECO has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.

Estimated Future Annual Costs: The estimated future annual costs of WMECO's significant long-term contractual arrangements are as follows:

-------------------------------------------------------------------------------
(Millions of
Dollars)                 2004     2005     2006    2007    2008   Thereafter
-------------------------------------------------------------------------------
VYNPC                    $4.6     $4.3     $4.5    $4.3    $4.4     $15.2
Electricity
  Procurement
  Contracts               2.4      2.4      2.4     2.4     2.4       4.8
Hydro-Quebec              2.9      2.8      2.6     2.4     2.3      27.6
-------------------------------------------------------------------------------
Totals                   $9.9     $9.5     $9.5    $9.1    $9.1     $47.6
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

WMECO still has significant decommissioning and plant closure cost obligations to the Yankee Companies that own the Yankee Atomic, Connecticut Yankee (CY) and Maine Yankee nuclear power plants. Each plant has been shut down and is undergoing decommissioning. The Yankee Companies collect decommissioning and closure costs through wholesale FERC-approved rates charged under power purchase agreements to WMECO. WMECO in turn passes these costs on to its customers through state regulatory commission-approved retail rates. A portion of the decommissioning and closure costs have already been collected, but a substantial portion related to the decommissioning of CY has not yet been filed at and approved for collection by the FERC.

During 2002, WMECO was notified by CYAPC and YAEC that the estimated cost of decommissioning these units and other closure costs increased over prior estimates due to higher anticipated costs for spent fuel storage, security and liability and property insurance. WMECO's share of this increase is $33.3 million. Following FERC rate cases by the Yankee Companies, WMECO expects to recover the higher decommissioning costs from its retail customers.

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

In November 2003, CYAPC prepared an updated estimate of the cost of decommissioning its nuclear unit. WMECO's aggregate share of the estimated increased cost primarily related to the termination of Bechtel, is $32.5 million.

CYAPC is seeking recovery of additional decommissioning costs and other damages from Bechtel and, if necessary, its surety. In pursuing this recovery through pending litigation, CYAPC is also exploring options to structure an appropriate rate application to be filed with the FERC, with any resulting adjustments being charged to the owners of the nuclear unit, including WMECO. The timing, amount and outcome of these filings cannot be predicted at this time.

WMECO cannot at this time predict the timing or outcome of the FERC proceeding required for the collection of these remaining decommissioning and closure costs. Although management believes that these costs will ultimately be recovered from WMECO's customers, there is a risk that the FERC may not allow these costs, the estimates of which have increased significantly in 2003 and 2002, to be recovered in wholesale rates. If FERC does not allow these costs to be recovered in wholesale rates, WMECO would expect the state regulatory commissions to disallow these costs in retail rates as well.

At December 31, 2003 and 2002, WMECO's remaining estimated obligations for decommissioning and closure costs for the shut down units owned by CYAPC, YAEC and MYAPC were $86.9 million and $63.8 million, respectively.

7.   FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Long-Term Debt and Rate Reduction Bonds: The fair value of WMECO's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of WMECO's financial instruments and the estimated fair values are as follows:

---------------------------------------------------------------------
                                         At December 31, 2003
---------------------------------------------------------------------
(Millions of Dollars)                Carrying Amount   Fair Value
---------------------------------------------------------------------
Long-term debt -
  Other long-term debt                    $157.5         $159.9
Rate reduction bonds                       133.0          145.9
---------------------------------------------------------------------

---------------------------------------------------------------------
                                         At December 31, 2002
---------------------------------------------------------------------
(Millions of Dollars)                Carrying Amount   Fair Value
---------------------------------------------------------------------
Long-term debt -
  Other long-term debt                    $102.0         $104.3
Rate reduction bonds                       142.7          159.2
---------------------------------------------------------------------

Other long-term debt includes $48.7 million and $48.2 million of fees and interest due for spent nuclear fuel disposal costs at December 31, 2003 and 2002, respectively.

Other Financial Instruments: The carrying value of financial instruments included in current assets and current liabilities, approximates their fair value.

8.   LEASES
-------------------------------------------------------------------------------

WMECO has entered into lease agreements for the use of data processing and office equipment, vehicles, and office space. The provisions of these lease agreements generally provide for renewal options.

Capital lease rental payments charged to operating expense were zero in 2003 and 2002, and $1.9 million in 2001. Interest included in capital lease rental payments was zero in 2003 and 2002, and $0.7 million in 2001. Operating lease rental payments charged to expense were $2.5 million in 2003, $2.3 million in 2002, and $2.5 million in 2001.

Future minimum rental payments excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable operating leases, at December 31, 2003 are as follows:

-----------------------------------------------------------
(Millions of Dollars)                    Operating
Year                                      Leases
-----------------------------------------------------------
2004                                      $ 3.3
2005                                        3.2
2006                                        2.9
2007                                        2.7
2008                                        2.5
Thereafter                                  9.0
-----------------------------------------------------------
Future minimum lease payments             $23.6
-----------------------------------------------------------

9.   ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)
-------------------------------------------------------------------------------

The accumulated balance for each other comprehensive income/(loss) item is as follows:

---------------------------------------------------------------------------
                                                 Current
                               December 31,       Period      December 31,
(Millions of Dollars)              2002           Change          2003
---------------------------------------------------------------------------
Unrealized
  gains/(losses)
  on securities                   $  -            $  -           $  -
Minimum supplemental
  executive retirement
  pension liability
  adjustments                      (0.1)             -            (0.1)
---------------------------------------------------------------------------
Accumulated other
  comprehensive
  loss                            $(0.1)          $  -           $(0.1)
---------------------------------------------------------------------------


---------------------------------------------------------------------------
                                                 Current
                               December 31,       Period      December 31,
(Millions of Dollars)              2001           Change          2002
---------------------------------------------------------------------------
Unrealized
  gains/(losses)
  on securities                    $0.1           $(0.1)         $  -
Minimum supplemental
  executive retirement
  pension liability
  adjustments                        -             (0.1)          (0.1)
---------------------------------------------------------------------------
Accumulated other
  comprehensive
  income/(loss)                    $0.1           $(0.2)         $(0.1)
---------------------------------------------------------------------------

The changes in the components of other comprehensive income/(loss) are reported net of the following income tax effects:

---------------------------------------------------------------------------
(Millions of Dollars)              2003            2002          2001
---------------------------------------------------------------------------
Unrealized
  gains
  on securities                    $  -           $0.1            $0.1
Minimum supplemental
  executive retirement
  pension liability
  adjustments                         -             -               -
---------------------------------------------------------------------------
Accumulated other
  comprehensive
  income                           $  -           $0.1            $0.1
---------------------------------------------------------------------------

10.  LONG-TERM DEBT
-------------------------------------------------------------------------------

Details of long-term debt outstanding are as follows:

---------------------------------------------------------------------------
At December 31,                                   2003           2002
---------------------------------------------------------------------------
                                                 (Millions of Dollars)

Pollution Control Notes:
  Tax Exempt 1993 Series A,
    5.85% due 2028                            $  53.8         $  53.8
Other:
  Taxable Senior Series A,
    5.00% due 2013                               55.0              -
---------------------------------------------------------------------------
Total Pollution Control Notes
  and Other                                     108.8            53.8
---------------------------------------------------------------------------
Fees and interest due for spent
  nuclear fuel disposal costs                    48.7            48.2
---------------------------------------------------------------------------
Total pollution control notes and fees
  and interest for spent nuclear fuel
  disposal costs                                157.5           102.0
---------------------------------------------------------------------------
Less amounts due within one year                   -               -
Unamortized premium and
  discount, net                                 (0.3)              -
---------------------------------------------------------------------------
Long-term debt                                $157.2           $102.0
---------------------------------------------------------------------------

11.  INCOME TAX EXPENSE
-------------------------------------------------------------------------------

The components of the federal and state income tax provisions were charged/(credited) to operations as follows:

----------------------------------------------------------------
For the Years Ended
  December 31,                   2003      2002       2001
----------------------------------------------------------------
                                    (Millions of Dollars)
Current income taxes:
  Federal                       $23.4     $27.9     $ 0.3
  State                           4.4       5.8       1.0
 ---------------------------------------------------------------
    Total current                27.8      33.7       1.3
----------------------------------------------------------------
Deferred income taxes, net:
  Federal                       (12.0)    (13.5)      5.3
  State                          (2.0)      0.1       0.6
----------------------------------------------------------------
    Total deferred              (14.0)    (13.4)      5.9
----------------------------------------------------------------
Investment tax credits, net      (0.3)    (13.5)     (0.6)
----------------------------------------------------------------
Total income tax expense        $13.5     $ 6.8     $ 6.6
----------------------------------------------------------------

Deferred income taxes are comprised of the tax effects of temporary differences as follows:

----------------------------------------------------------------
For the Years Ended
  December 31,                   2003      2002       2001
----------------------------------------------------------------
                                    (Millions of Dollars)
Depreciation                    $  1.7   $  1.5     $ (0.6)
Net regulatory deferral          (13.7)    (6.0)       4.1
Sale of generation assets           -      (2.0)     (30.5)
Pension accruals                   1.5      2.6        1.0
Contract termination costs,
  net of amortization             (4.4)    (3.6)      30.6
Other                              0.9     (5.9)       1.3
----------------------------------------------------------------
Deferred income taxes, net      $(14.0)  $(13.4)    $  5.9
----------------------------------------------------------------

A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

----------------------------------------------------------------
For the Years Ended
  December 31,                   2003      2002       2001
----------------------------------------------------------------
                                    (Millions of Dollars)
Expected federal income tax     $10.4    $ 15.5      $ 7.5
Tax effect of differences:
  Depreciation                    0.6       0.5        1.9
  Amortization of
    regulatory assets             1.0        -          -
  Investment tax credit
    amortization                 (0.3)    (13.5)      (0.6)
  State income taxes,
    net of federal benefit        1.6       3.8        1.0
  Other, net                      0.2       0.5       (3.2)
-----------------------------------------------------------------
Total income tax expense        $13.5    $  6.8      $ 6.6
-----------------------------------------------------------------

12.  SEGMENT INFORMATION
-------------------------------------------------------------------------------

NU is organized between the Utility Group and NU Enterprises based on each segments' regulatory environment or lack thereof. WMECO is included in the Utility Group segment of NU and has no other reportable segments.

-------------------------------------------------------------------------------
Consolidated Quarterly Financial Data (Unaudited)
-------------------------------------------------------------------------------
(Thousands of Dollars)                          Quarter Ended (a)
-------------------------------------------------------------------------------
2003                     March 31,    June 30,   September 30,    December 31,
-------------------------------------------------------------------------------
Operating Revenues       $104,786     $89,665       $103,365        $93,362
Operating Income         $ 14,694     $ 7,561       $ 11,592        $ 6,547
Net Income               $  6,068     $ 2,586       $  5,195        $ 2,363
-------------------------------------------------------------------------------
2002
-------------------------------------------------------------------------------
Operating Revenues       $ 96,005     $87,191       $ 95,684        $90,607
Operating Income         $ 15,695     $10,678       $ 12,524        $20,786
Net Income               $  6,890     $15,322       $  4,730        $10,740
-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Selected Consolidated Financial Data (Unaudited)
----------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                     2003          2002          2001          2000         1999
----------------------------------------------------------------------------------------------------------------------------
Operating Revenues                                    $391,178      $369,487      $478,869      $  513,678     $  414,231
Net Income                                              16,212        37,682        14,968          35,268          2,887
Cash Dividends on Common Stock                          22,011        16,009        22,000          12,002           -
Gross Property, Plant and Equipment (b)                625,574       602,013       583,183       1,153,514      1,216,015
Total Assets (c)                                       863,564       853,646       852,662       1,047,818      1,253,604
Rate Reduction Bonds                                   132,960       142,742       152,317            -              -
Long-Term Debt (d)                                     157,202       101,991       101,170         199,425        290,279
Preferred Stock Not Subject to Mandatory Redemption       -             -             -             20,000         20,000
Preferred Stock Subject to Mandatory Redemption (d)       -             -             -             16,500         18,000
Obligations Under Capital Leases (d)                        57            87           110          26,921         29,972
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Consolidated Statistics (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                   2003               2002               2001               2000                1999
-----------------------------------------------------------------------------------------------------------------------------
Revenues:  (Thousands)
Residential                      $165,871           $158,060           $174,899          $148,735           $146,728
Commercial                        133,122            127,030            157,722           135,703            131,655
Industrial                         63,990             60,782             83,752            79,886             75,220
Other Utilities                    14,347              9,354             38,893           123,874             34,626
Streetlighting and Railroads        4,817              5,071              5,306             5,106              4,831
Miscellaneous                       9,031              9,190             18,297            20,374             21,171
-----------------------------------------------------------------------------------------------------------------------------
Total                            $391,178           $369,487           $478,869          $513,678           $414,231
-----------------------------------------------------------------------------------------------------------------------------
Sales:  (kWh - Millions)
Residential                         1,521              1,459              1,389             1,382              1,394
Commercial                          1,567              1,523              1,495             1,465              1,468
Industrial                            909                912                940             1,010                999
Other Utilities                       255                180                864             3,396                769
Streetlighting and Railroads           26                 28                 24                25                 24
-----------------------------------------------------------------------------------------------------------------------------
Total                               4,278              4,102              4,712             7,278              4,654
-----------------------------------------------------------------------------------------------------------------------------
Customers:  (Average)
Residential                       185,202            183,662            182,688           181,316            180,807
Commercial                         18,838             18,516             15,996            15,593             15,745
Industrial                            897                910                808               801                807
Other                                 693                672                674               662                653
-----------------------------------------------------------------------------------------------------------------------------
Total                             205,630            203,760            200,166           198,372            198,012
-----------------------------------------------------------------------------------------------------------------------------
Average Annual Use Per
  Residential Customer (kWh)        8,214              7,921              7,476             7,371              7,423
-----------------------------------------------------------------------------------------------------------------------------
Average Annual Bill Per
  Residential Customer            $895.33            $857.84            $941.23           $793.12            $780.90
-----------------------------------------------------------------------------------------------------------------------------
Average Revenue Per kWh:
Residential                         10.90 cents        10.83 cents        12.59 cents       10.76 cents        10.52 cents
Commercial                           8.50               8.34              10.55              9.26               8.97
Industrial                           7.04               6.66               8.91              7.91               7.53
-----------------------------------------------------------------------------------------------------------------------------
Employees                             408                400                405               406                482
=============================================================================================================================


(a) Certain reclassifications of prior years' data have been made to conform with the current year's presentation.
(b) Amount includes construction work in progress.
(c) Total assets were not adjusted for cost of removal prior to 2002.
(d) Includes portions due within one year.