Form 10-K, Exhibit 13
period 2006-12-31
CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTHEAST UTILITIES
filed 2007-03-01
CIK 23426, 106170, 315256, 72741

Exhibit 13.2

2006 Annual Report
Western Massachusetts Electric Company

Company Report

Overview

Western Massachusetts Electric Company (WMECO) is a wholly owned subsidiary of Northeast Utilities (NU).  NU’s other regulated electric subsidiaries include The Connecticut Light and Power Company (CL&P) and Public Service Company of New Hampshire (PSNH).

WMECO earned $15.6 million in 2006, compared with $15.1 million in 2005 and $12.4 million in 2004.  Included in earnings were transmission earnings of $4.6 million, $4 million and $3 million in 2006, 2005 and 2004, respectively, and distribution earnings of $11 million, $11.1 million and $9.4 million in 2006, 2005 and 2004, respectively.   WMECO’s distribution earnings in 2006 were approximately the same as 2005 due to a $3 million distribution rate increase that took effect on January 1, 2006 offset by a 4.2 percent decrease in sales, and higher operating and interest expenses.  WMECO’s regulatory return on equity (ROE) for 2006 was approximately 9.6 percent and in 2007, WMECO expects the ROE to be between 9 and 10 percent in 2007 and 2008.

The increase in transmission earnings in 2006 is due to higher levels of investment in the transmission system.

A summary of changes in WMECO electric kilowatt-hour (KWH) sales for 2006 as compared to 2005 on an actual and weather normalized basis is as follows:

	Percentage Decrease	Weather Normalized Percentage Decrease
Residential	(5.3)%	(1.3)%
Commercial	(2.6)%	(1.3)%
Industrial	(5.3)%	(4.8)%
Other	(0.5)%	(0.5)%
Total	(4.2)%	(2.1)%

Electric sales in 2006 declined due to lower use per customer as a result of a combination of milder summer and winter weather in 2006, compared with 2005, and customer reaction to higher energy prices.  WMECO forecasts retail sales growth for the period 2007 through 2011 to be 0.1 percent.

Liquidity

Net cash flows from operations decreased by $13.7 million from $30 million in 2005 to $16.3 million in 2006.  The decrease in operating cash flows is primarily due to payments made in 2006 which reduced accounts payable to NU Parent as well as a decrease in accounts payable related to the timing of payments to standard offer suppliers.  Additionally, there was a decrease in operating cash flows due to the decrease in the transition charge to customers due to a significant 2004 overrecovery under the transition charge.  The implementation of the distribution rate settlement agreement is expected to improve WMECO's cash flows from operations in 2007.  WMECO's 2007 cash flows from operations are expected to be consistent with 2005 cash flows from operations.

Cash flows from operations decreased by $20.5 million to $30 million in 2005 from $50.5 million in 2004.  The decrease in cash flows is primarily due to a decrease in regulatory overrecoveries from customers.

WMECO is a party to a 5-year unsecured revolving credit facility which expires on November 6, 2010.  The company can borrow up to $100 million on a short-term basis, or subject to regulatory approvals, on a long-term basis.  At December 31, 2006 and 2005, WMECO had no borrowings outstanding under this facility.

WMECO’s senior unsecured debt is rated Baa2, BBB and BBB+ with a stable outlook, by Moody’s Investors Service, Standard & Poor’s and Fitch Ratings, respectively.  WMECO is expected to issue $60 million of long-term debt in 2007.

WMECO’s cash position is expected to change in 2007.  In the first quarter of 2007, the company will pay approximately $35 million in income taxes due primarily to the tax gain on the sale of the competitive generation business.

Capital expenditures described herein are cash capital expenditures and do not include cost of removal, the allowance for funds used during construction (AFUDC) related to equity funds, and the capitalized portion of pension expense or income.  WMECO’s cash capital expenditures totaled $42.8 million in 2006, compared with $44.7 million in 2005 and $39.3 million in 2004.

RESULTS OF OPERATIONS

The components of significant income statement variances for the past two years are provided in the table below.

Income Statement Variances	2006 over/(under) 2005		2005 over/(under) 2004
(Millions of Dollars)	Amount	Percent	Amount	Percent
Operating Revenues	$22	5%	$30	8%

Operating Expenses:
Fuel, purchased and net interchange power	34	14	31	14
Other operation	10	15	10	17
Maintenance	-	-	1	6
Depreciation	1	6	1	8
Amortization of regulatory (liabilities)/assets, net	(24)	(a)	(19)	(a)
Amortization of rate reduction bonds	1	7	1	7
Taxes other than income taxes	-	-	(1)	(4)
Total operating expenses	22	6	24	7
Operating Income	-	-	6	17
Interest expense, net	1	4	2	15
Other income, net	-	-	1	(a)
Income before income tax (benefit)/expense	(1)	(4)	5	25
Income tax (benefit)/expense	(2)	(16)	2	29
Net income	$1	4%	$3	22%

(a) Percent greater than 100.

Comparison of the Year 2006 to the Year 2005

Operating Revenues

Operating revenues increased $22 million compared to the same period in 2005, primarily due to higher distribution business revenue ($20 million) and higher transmission business revenue ($2 million).

The distribution business revenue increase of $20 million is primarily due to the components of revenues which are included in regulatory commission approved tracking mechanisms that track the recovery of certain incurred costs ($20 million).  The distribution revenue tracking components increase of $20 million is primarily due to the pass through of higher energy supply costs ($28 million), partially offset by lower retail transmission revenues ($5 million) and lower wholesale revenues ($1 million).  The tracking mechanisms allow for rates to be changed periodically with over collections refunded to customers or under collections collected from customers in future periods.

The distribution component of retail revenue which impacts earnings was flat as a result of the $3 million distribution rate increase that took affect January 1, 2006 being offset by a 4.2 percent decrease in sales.

Transmission business revenues increased $2 million primarily due to a higher rate base and higher operating expenses which are recovered under the Federal Energy Regulatory Commission (FERC)-approved transmission tariffs.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power expense increased $34 million primarily due to higher default service supply costs, which are included in a regulatory commission approved tracking mechanism.  These default service supply costs are the contractual amounts the company must pay to various suppliers that have earned the right to supply default service load through a competitive solicitation process.  The increase in these costs is primarily the result of changes in the market price of electricity at the time of each solicitation.

Other Operation

Other operation expenses increased $10 million primarily due to higher reliability must run (RMR) costs ($14 million), which are included in a retail transmission regulatory rate tracking mechanism, and will be recovered from customers in future years, partially offset by lower pension and other benefit costs ($2 million) and lower conservation and load management expenses ($1 million).

Depreciation

Depreciation expense increased $1 million primarily due to higher utility plant balances.

Amortization of Regulatory (Liabilities)/Assets, Net

Amortization of regulatory (liabilities)/assets, net decreased $24 million primarily due to the deferral of retail transmission costs ($18 million), mainly as a result of higher RMR costs, and the deferral of higher transition costs ($5 million).

Amortization of Rate Reduction Bonds

Amortization of rate reduction bonds increased $1 million.  The higher portion of principal within the rate reduction bond’s payment results in a corresponding increase in the amortization of regulatory assets.

Interest Expense, Net

Interest expense, net increased $1 million primarily due to higher long-term debt levels as a result of the issuance of $50 million of ten-year senior notes in August of 2005 ($2 million), partially offset by lower rate reduction bond interest resulting from lower principal balances outstanding ($1 million).

Income Taxes

Income tax expense decreased $2 million due to lower pre-tax earnings and a decrease in the effective tax rate from 38.1 to 33.2 percent.  The effective tax rate decrease primarily results from a deferred tax adjustment related to generation plants sold to an affiliate.

Comparison of the Year 2005 to the Year 2004

Operating Revenues

Operating revenues increased $30 million in 2005, as compared to 2004, primarily due to higher distribution business revenue ($28 million) and higher transmission business revenue ($2 million).

The distribution business revenue increase of $28 million is primarily due to the components of revenues which are included in regulatory commission approved tracking mechanisms that track the recovery of certain incurred costs ($20 million).  The distribution revenue tracking components increase of $20 million is primarily due to the pass through of higher energy supply costs ($26 million) and higher retail transmission revenues ($6 million), partially offset by lower transition cost recoveries ($13 million).  The tracking mechanisms allow for rates to be changed periodically with over collections refunded to customers or under collections collected from customers in future periods.

The distribution component of WMECO’s retail rates which impacts earnings increased $7 million primarily due to an increase in retail rates ($6 million) and an increase in retail sales volume.  Retail sales increased 1.4 percent in 2005 compared to 2004.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power expense increased $31 million primarily due to higher default service supply costs ($24 million) and higher current year purchased power costs ($6 million).

Other Operation

Other operation expenses increased $10 million in 2005 primarily due to higher administrative expenses ($7 million) as a result of higher pension and other benefit costs ($3 million) and employee termination and benefit plan curtailment charges ($3 million), and higher retail transmission expenses ($3 million).

Maintenance

Maintenance expense increased $1 million in 2005 primarily due to higher substation maintenance.

Depreciation

Depreciation expense increased $1 million in 2005 primarily due to higher utility plant balances.

Amortization of Regulatory (Liabilities)/Assets, Net

Amortization of regulatory (liabilities)/assets, net decreased $19 million in 2005 primarily due to the lower recovery of stranded costs as a result of the decrease in the transition component of retail rates ($13 million) and the 2004 completion of the amortization of nuclear stranded costs ($6 million).

Amortization of Rate Reduction Bonds

Amortization of rate reduction bonds increased $1 million in 2005 due to the repayment of a higher principal amount as compared to 2004.

Taxes Other Than Income Taxes

Taxes other than income taxes decreased $1 million in 2005 primarily due to lower property taxes.

Interest Expense, Net

Interest expense, net increased $2 million in 2005 primarily due to higher long-term debt levels as a result of the issuance of $50 million of thirty-year senior notes in September 2004 ($2 million) and the issuance of $50 million ten-year senior notes in August 2005 ($1 million), partially offset by lower rate reduction bond interest resulting from lower principal balances outstanding ($1 million).

Other Income, Net

Other income, net increased $1 million in 2005 primarily due to higher interest and dividend income and a higher AFUDC.

Income Taxes

Income tax expense increased $2 million in 2005 primarily due to higher book taxable income.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Western Massachusetts Electric Company:

We have audited the accompanying consolidated balance sheets of Western Massachusetts Electric Company and subsidiary (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Western Massachusetts Electric Company and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the Company adopted Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

/s/  Deloitte & Touche LLP

      Deloitte & Touche LLP

Hartford, Connecticut

February 26, 2007

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

At December 31,	2006	2005
	(Thousands of Dollars)
ASSETS

Current Assets:
Cash	$ 1,336	$ 1
Receivables, less provision for uncollectible
accounts of $5,073 in 2006 and $3,653 in 2005	43,182	43,490
Accounts receivable from affiliated companies	5,628	5,752
Unbilled revenues	15,940	16,411
Materials and supplies	1,875	1,414
Marketable securities - current	28,054	20,905
Prepayments and other	1,080	897
	97,095	88,870

Property, Plant and Equipment:
Electric utility	703,723	671,292
Less: Accumulated depreciation	201,099	193,151
	502,624	478,141
Construction work in progress	23,470	21,176
	526,094	499,317

Deferred Debits and Other Assets:
Regulatory assets	252,346	223,174
Prepaid pension	69,933	80,618
Marketable securities - long-term	25,964	30,434
Other	17,261	23,583
	365,504	357,809

Total Assets	$ 988,693	$ 945,996

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

At December 31,	2006	2005
	(Thousands of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to affiliated companies	$ 30,800	$ 14,900
Accounts payable	28,008	31,333
Accounts payable to affiliated companies	4,184	9,015
Accrued taxes	27,615	1,620
Accrued interest	4,546	4,517
Other	9,273	9,364
	104,426	70,749

Rate Reduction Bonds	99,428	111,331

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	197,881	219,992
Accumulated deferred investment tax credits	2,319	2,655
Deferred contractual obligations	50,711	66,633
Regulatory liabilities	26,756	23,836
Accrued postretirement benefits	14,293	734
Other	12,136	11,243
	304,096	325,093
Capitalization:
Long-Term Debt	261,777	259,487

Common Stockholder's Equity:
Common stock, $25 par value - authorized
1,072,471 shares; 434,653 shares outstanding
in 2006 and 2005	10,866	10,866
Capital surplus, paid in	114,544	82,811
Retained earnings	92,663	84,965
Accumulated other comprehensive income	893	694
Common Stockholder's Equity	218,966	179,336
Total Capitalization	480,743	438,823

Commitments and Contingencies (Note 4)

Total Liabilities and Capitalization	$ 988,693	$ 945,996

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2006	2005	2004
	(Thousands of Dollars)

Operating Revenues	$ 431,509	$ 409,393	$ 379,229

Operating Expenses:
Operation -
Fuel, purchased and net interchange power	280,158	245,763	214,966
Other	81,969	71,449	61,216
Maintenance	15,821	16,271	15,375
Depreciation	17,204	16,273	15,066
Amortization of regulatory (liabilities)/assets, net	(27,516)	(3,518)	15,421
Amortization of rate reduction bonds	11,968	11,220	10,526
Taxes other than income taxes	11,932	11,661	12,195
Total operating expenses	391,536	369,119	344,765
Operating Income	39,973	40,274	34,464

Interest Expense:
Interest on long-term debt	10,671	9,535	6,655
Interest on rate reduction bonds	6,723	7,570	8,332
Other interest	1,507	1,041	782
Interest expense, net	18,901	18,146	15,769
Other Income, Net	2,338	2,251	865
Income Before Income Tax Expense	23,410	24,379	19,560
Income Tax Expense	7,766	9,294	7,187
Net Income	$ 15,644	$ 15,085	$ 12,373

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Net Income	$ 15,644	$ 15,085	$ 12,373
Other comprehensive income, net of tax:
Qualified cash flow hedging instruments	(99)	951	-
Unrealized gains/(losses) on securities	226	(244)	41
Minimum SERP liability	72	49	(19)
Other comprehensive income, net of tax	199	756	22
Comprehensive Income	$ 15,843	$ 15,841	$ 12,395

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

					Accumulated
	Common Stock		Capital		Other
			Surplus,	Retained	Comprehensive
	Shares	Amount	Paid In	Earnings	(Loss)/Income	Total
		(Thousands of Dollars, except share information)

Balance at January 1, 2004	434,653	$ 10,866	$ 69,544	$ 71,677	$ (84)	$ 152,003

Net income for 2004				12,373		12,373
Dividends on common stock				(6,485)		(6,485)
Allocation of benefits - ESOP			(96)			(96)
Tax deduction for stock options exercised and Employee
Stock Purchase Plan disqualifying dispositions			155			155
Capital contribution from NU parent			6,500			6,500
Other comprehensive income					22	22
Balance at December 31, 2004	434,653	10,866	76,103	77,565	(62)	164,472

Net income for 2005				15,085		15,085
Dividends on common stock				(7,685)		(7,685)
Allocation of benefits - ESOP			(93)			(93)
Tax deduction for stock options exercised and Employee
Stock Purchase Plan disqualifying dispositions			28			28
Capital contribution from NU parent			6,773			6,773
Other comprehensive income					756	756
Balance at December 31, 2005	434,653	10,866	82,811	84,965	694	179,336

Net income for 2006				15,644		15,644
Dividends on common stock				(7,946)		(7,946)
Allocation of benefits - ESOP			(29)			(29)
Tax deduction for stock options exercised and Employee
Stock Purchase Plan disqualifying dispositions			(183)			(183)
Capital contribution from NU parent			31,945			31,945
Other comprehensive income					199	199
Balance at December 31, 2006	434,653	$ 10,866	$ 114,544	$ 92,663	$ 893	$ 218,966

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2006	2005	2004

	(Thousands of Dollars)

Operating Activities:
Net income	$ 15,644	$ 15,085	$ 12,373
Adjustments to reconcile to net cash flows
provided by operating activities:
Bad debt expense	5,503	3,857	4,246
Depreciation	17,204	16,273	15,066
Deferred income taxes	(17,192)	(1,884)	4,211
Amortization of regulatory (liabilities)/assets, net	(27,516)	(3,518)	15,421
Amortization of rate reduction bonds	11,968	11,220	10,526
Pension income	(803)	(647)	(2,662)
Regulatory overrecoveries	10,327	5,360	7,504
Deferred contractual obligations	(16,807)	(16,557)	(9,766)
Other non-cash adjustments	1,384	1,955	1,091
Other sources of cash	3,364	-	6,047
Other uses of cash	(122)	(6,029)	(2,402)
Changes in current assets and liabilities:
Receivables and unbilled revenues, net	(4,600)	(5,269)	(9,552)
Materials and supplies	(461)	74	96
Other current assets	(183)	130	(4,712)
Accounts payable	(7,544)	5,231	2,008
Accrued taxes	25,995	5,900	(221)
Other current liabilities	176	(1,150)	1,228
Net cash flows provided by operating activities	16,337	30,031	50,502

Investing Activities:
Investments in plant	(42,818)	(44,739)	(39,250)
Net proceeds from sale of property	-	1,599	-
Proceeds from sales of investment securities	123,148	82,937	55,224
Purchases of investment securities	(125,782)	(84,939)	(104,883)
Other investing activities	2,637	1,504	1,097
Net cash flows used in investing activities	(42,815)	(43,638)	(87,812)

Financing Activities:
Issuance of long-term debt	-	50,000	50,000
Retirement of rate reduction bonds	(11,903)	(11,158)	(10,471)
(Decrease)/increase in short-term debt	-	(25,000)	15,000
Increase/(decrease) in NU Money Pool borrowing	15,900	(1,000)	(15,500)
Capital contributions from Northeast Utilities Parent	31,945	6,773	6,500
Cash dividends on common stock	(7,946)	(7,685)	(6,485)
Other financing activities	(183)	-	(57)
Net cash flows provided by financing activities	27,813	11,930	38,987
Net increase/(decrease) in cash	1,335	(1,677)	1,677
Cash - beginning of year	1	1,678	1
Cash - end of year	$ 1,336	$ 1	$ 1,678

Supplemental Cash Flow Information:
Cash paid/(received) during the year for:
Interest, net of amounts capitalized	$ 20,140	$ 17,900	$ 15,020
Income taxes	$ (677)	$ 5,084	$ 13,523

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

1.

Summary of Significant Accounting Policies

A.

About Western Massachusetts Electric Company

Western Massachusetts Electric Company (WMECO or the company) is a wholly owned subsidiary of Northeast Utilities (NU).  WMECO is a reporting company under the Securities Exchange Act of 1934.  Until February 8, 2006, NU was registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (PUHCA).  On February 8, 2006, PUHCA was repealed.  NU is now registered with the Federal Energy Regulatory Commission (FERC) as a public utility holding company under the PUHCA of 2005.  Arrangements among WMECO, other NU companies, outside agencies, and other utilities covering interconnections, interchange of electric power and sales of utility property, are subject to regulation by the FERC.  WMECO furnishes franchised retail electric service in Massachusetts.  WMECO’s results include the operations of its distribution and transmission segments.

Several wholly-owned subsidiaries of NU provide support services for NU’s companies, including WMECO.  Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU’s companies.  Three other subsidiaries construct, acquire, or lease some of the property and facilities used by WMECO.

At December 31, 2006 and 2005, WMECO had a long-term receivable from NUSCO in the amount of $5.5 million that is included in deferred debits and other assets - other on the accompanying consolidated balance sheets related to the funding of investments held by NUSCO.  In addition, at December 31, 2005, WMECO had a long-term asset in the amount of $2.4 million from The Rocky River Realty Company (RRR) that was included in deferred debits and other assets - other on the accompanying consolidated balance sheets.  This amount was paid to WMECO in 2006.

Included in the consolidated balance sheet at December 31, 2006 are accounts receivable from affiliated companies and accounts payable to affiliated companies totaling $5.6 million and $4.2 million, respectively, relating to transactions between WMECO and other subsidiaries that are wholly owned by NU.  At December 31, 2005, these amounts totaled $5.8 million and $9 million, respectively.

Total WMECO purchases from affiliate Select Energy, Inc. (Select Energy), another NU subsidiary, for standard offer and default service and for other transactions with Select Energy represented $0.9 million, $36.3 million and $108.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

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

Certain reclassifications of prior period data included in the accompanying consolidated financial statements have been made to conform with the current year's presentation.

In the company's consolidated statements of income for the years ended December 31, 2005 and 2004, the classification of expense amounts relating to costs not recoverable from regulated customers and certain other cost and income items previously included in other income, net was changed to a preferable presentation to no longer reflect these costs as they would appear for rate-making purposes.  These amounts, which were reclassified to other operation expense totaled $0.3 million and $0.5 million for the years ended December 31, 2005 and 2004, respectively.  These reclassifications had no impact on results of operations, cash flows, financial condition or changes in stockholder's equity.

C.

Accounting Standards Issued But Not Yet Adopted

Uncertain Tax Positions:  On July 13, 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109.”  FIN 48 addresses the methodology to be used in estimating and reporting amounts associated with uncertain tax positions, including interest and penalties.  FIN 48 is required to be implemented prospectively in the first quarter of 2007 as a change in accounting principle with a cumulative effect adjustment reflected in opening retained earnings.  The company is currently evaluating the potential impact of FIN 48 on its consolidated financial statements.

Fair Value Measurements:  On September 15, 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements," which establishes a framework for identifying and measuring fair value and is required to be implemented in the first quarter of 2008.  SFAS No. 157 provides a fair value hierarchy, giving the highest priority to quoted prices in active markets, and is expected to be applied to fair value measurements of derivative contracts that are subject to mark-to-market accounting and other assets and liabilities reported at fair value.  In most cases, SFAS No. 157 is required to be implemented prospectively with adjustments to fair value reflected as a cumulative effect adjustment to the opening balance of retained earnings as of January 1, 2008.  The company is evaluating the potential impact of SFAS No. 157 on its consolidated financial statements.

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

D.

Revenues

WMECO retail revenues are based on rates approved by the Massachusetts Department of Telecommunications and Energy (DTE).  These regulated rates are applied to customers' use of energy to calculate a bill.  In general, rates can only be changed through formal proceedings with the DTE.  However, WMECO utilizes a regulatory commission-approved tracking mechanism to track the recovery of certain incurred costs.  The tracking mechanism allows for rates to be changed periodically, with overcollections refunded to customers or undercollections collected from customers in future periods.

Unbilled Revenues:  Unbilled revenues represent an estimate of electricity delivered to customers that has not yet been billed.  Unbilled revenues are included in revenue on the statement of income and are assets on the balance sheet that are reclassified to accounts receivable in the following month as customers are billed.  Such estimates are subject to adjustment when actual meter readings become available, when changes in estimating methodology occur and under other circumstances.

WMECO estimates unbilled revenues monthly using the daily load cycle (DLC) method.  The DLC method allocates billed sales to the current calendar month based on the daily load for each billing cycle.  The billed sales are subtracted from total calendar month sales to estimate unbilled sales.  Unbilled revenues are estimated by first allocating sales to the respective rate classes, then applying an average rate to the estimate of unbilled sales.

Transmission Revenues - Wholesale Rates:  Wholesale transmission revenues are based on rates and formulas that are approved by the FERC.  Most of NU's wholesale transmission revenues are collected through a combination of New England Independent System Operator (ISO-NE) FERC Electric Tariff No. 3, Open Access Transmission Tariff (RNS), and Schedule 21 - NU (LNS) to that tariff.  The RNS tariff is administered by ISO-NE and is billed to all New England transmission users.  RNS recovers the revenue requirements associated with facilities that are deemed to provide a regional benefit, or pool transmission facilities.  The RNS rate is reset on June 1st of each year.  NU's LNS rate is reset on January 1st and June 1st of each year and provides for a true-up to actual costs, which ensures that WMECO's transmission business recovers its total transmission revenue requirements, including the allowed return on equity (ROE).

Transmission Revenues - Retail Rates:  A significant portion of WMECO's transmission business revenues comes from ISO-NE charges to the NU distribution businesses, including WMECO.  WMECO recovers these costs through the retail rates that are charged to its retail customers.  WMECO implemented its retail transmission tracker and rate adjustment mechanism in January of 2002 as part of its 2002 rate change filing.

E.

Derivative Accounting

The accounting treatment for energy contracts entered into varies and depends on the intended use of the particular contract and on whether or not the contract is a derivative.  WMECO has energy contracts that qualify for the normal purchases and sales exception.  Derivatives under the exception and non-derivative contracts are recorded at the time of delivery or settlement under accrual accounting.

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

F.

Regulatory Accounting

The accounting policies of WMECO conform to accounting principles generally accepted in the United States of America applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."

The transmission and distribution businesses of WMECO continue to be cost-of-service rate regulated.  Management believes that the application of SFAS No. 71 to those businesses continues to be appropriate.  Management also believes it is probable that WMECO will recover its investments in long-lived assets, including regulatory assets.  All material net regulatory assets are earning an equity return, except for securitized regulatory assets, which are not supported by equity.  Amortization and deferrals of regulatory assets are included on a net basis in amortization expense on the accompanying consolidated statements of income.

Regulatory Assets:  The components of WMECO’s regulatory assets are as follows:

	At December 31,
(Millions of Dollars)	2006	2005
Recoverable nuclear costs	$13.7	$18.0
Securitized assets	98.3	110.3
Income taxes, net	41.3	51.6
Unrecovered contractual obligations	50.7	66.6
Recoverable energy costs	1.9	2.5
Transition charge deferral	-	(37.8)
Deferred benefit costs	25.8	-
Other regulatory assets	20.6	12.0
Totals	$252.3	$223.2

Additionally, WMECO had $0.1 million of regulatory costs at both December 31, 2006 and 2005 that are included in deferred debits and other assets - other on the accompanying consolidated balance sheets.  These amounts represent regulatory costs that have not yet been approved for recovery by the DTE.  Management believes those costs are recoverable in future regulated rates.

Recoverable Nuclear Costs:  Included in recoverable nuclear costs at December 31, 2006 and 2005 are $13.7 million and $18 million, respectively, primarily related to Millstone 1 recoverable nuclear costs for the undepreciated plant and related assets at the time Millstone 1 was shutdown.

Securitized Assets:  In May 2001, WMECO issued $155 million in rate reduction certificates and used the majority of the proceeds from that issuance to buyout an Independent Power Producer (IPP) contract.  The unamortized WMECO securitized asset balance is $98.3 million and $110.3 million at December 31, 2006 and 2005, respectively.

Securitized regulatory assets, which are not earning an equity return, are being recovered over the amortization period of their associated rate reduction certificates.  All outstanding rate reduction certificates of WMECO are scheduled to fully amortize by June 1, 2013.

Income Taxes, Net:  The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the DTE and SFAS No. 109, "Accounting for Income Taxes."  Differences in income taxes between SFAS No. 109 and the rate-making treatment of the DTE are recorded as regulatory assets, which totaled $41.3 million and $51.6 million at December 31, 2006 and 2005, respectively.  For further information regarding income taxes, see Note 1G, "Summary of Significant Accounting Policies - Income Taxes," to the consolidated financial statements.

Unrecovered Contractual Obligations:  Under the terms of contracts with the Connecticut Yankee Atomic Power Company (CYAPC), Yankee Atomic Electric Company (YAEC), and Maine Yankee Atomic Power Company (MYAPC) (Yankee Companies), WMECO is responsible for its proportionate share of the remaining costs of the units, including decommissioning.  A portion of these amounts, $50.7 million and $66.6 million at December 31, 2006 and 2005, respectively, are recorded as unrecovered contractual obligations.  WMECO amounts are being recovered along with other stranded costs.

Recoverable Energy Costs:  Under the Energy Policy Act of 1992 (Energy Act), WMECO was assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment).  The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary cost of fuel to be fully recovered in rates like any other fuel cost.  WMECO no longer owns nuclear generation but continues to recover these costs through rates.  At December 31, 2006 and 2005, WMECO’s total D&D Assessment deferrals were $1.9 million and $2.5 million, respectively, and have been recorded as recoverable energy costs.

The majority of the recoverable energy costs are currently recovered in rates from WMECO's customers.

Transition Charge Deferral:  WMECO recovers its stranded costs through a transition charge.  These amounts represent the cumulative excess of transition cost revenues over transition cost expenses, which totaled $37.8 million at December 31, 2005.  At December 31, 2006, the balance was zero as WMECO was allowed to offset its deferred retail transmission costs with the cumulative overcollections.

Deferred Benefit Costs:  At December 31, 2006, the company implemented SFAS No. 158, "Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans."  SFAS No. 158 applies to the Pension Plan, Supplemental Executive Retirement Plan (SERP), and postretirement benefits other than pension (PBOP) Plan and requires an additional benefit liability to be recorded with an offset to accumulated other comprehensive income in stockholder's equity.  However, because WMECO is a cost-of-service rate regulated entity under SFAS No. 71, an offset was recorded as a regulatory asset totaling $25.8 million, as these amounts have been and continue to be recoverable in cost-of-service, regulated rates.  Regulatory accounting was also applied to the portion of the NUSCO costs that support WMECO as these amounts are also recoverable.  Of the $25.8 million in regulatory assets, $13.8 million is not in rate base.  This regulatory asset will be recovered over the remaining service lives of employees.

See Note 3A, "Employee Benefits - Pension Benefits and Postretirement Benefits Other Than Pensions," for additional information regarding the implementation of SFAS No. 158.

Other Regulatory Assets:  Included in other regulatory assets are the regulatory assets recorded associated with the implementation of FIN 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143," totaling $2.3 million and $2.4 million, respectively.  A portion of these regulatory assets have been approved for deferred accounting treatment.  At this time, management believes that these regulatory assets are probable of recovery.

In addition, at December 31, 2006 and 2005, other regulatory assets included $0.6 million for both years related to losses on reacquired debt, $9.8 million and $5.2 million, respectively, related to the retail transmission tracker, $4.3 million at December 31, 2006, related to C&LM deferral and $3.6 million and $3.8 million, respectively, related to various other items.

Regulatory Liabilities:  The components of regulatory liabilities are as follows:

	At December 31,
(Millions of Dollars)	2006	2005
Cost of removal	$23.6	$23.6
Other regulatory liabilities	3.2	0.2
Totals	$26.8	$23.8

Cost of Removal:  WMECO currently recovers amounts in rates for future costs of removal of plant assets.  These amounts, which totaled $23.6 million at both December 31, 2006 and 2005, are classified as regulatory liabilities on the accompanying consolidated balance sheets.  This liability is included in rate base.

Other Regulatory Liabilities:  At December 31, 2006 and 2005, other regulatory liabilities included $2.7 million and $0.8 million, respectively, primarily related to transmission refunds to be provided to customers as a result of the FERC ROE decision and $0.5 million and $(0.6) million, respectively, related to various other items.

G.

Income Taxes

The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the DTE and SFAS No. 109.  Details of income tax expense are as follows:

	For the Years Ended December 31,
	2006	2005	2004
	(Millions of Dollars)
The components of the federal and state income tax provisions are:

Current income taxes:
Federal	$25.5	$10.1	$1.4
State	(0.2)	1.1	1.6
Total current	25.3	11.2	3.0
Deferred income taxes, net:
Federal	(21.2)	(2.0)	10.8
State	4.0	0.4	(6.2)
Total deferred	(17.2)	(1.6)	4.6
Investment tax credits, net	(0.3)	(0.3)	(0.4)
Income tax expense	$7.8	$9.3	$7.2

A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

	For the Years Ended December 31,
	2006	2005	2004
	(Millions of Dollars)
Expected federal income tax expense	$8.2	$8.5	$6.8
Tax effect of differences:
Depreciation	(0.3)	0.4	0.8
Investment tax credit amortization	(0.3)	(0.3)	(0.4)
Deferred tax adjustment - sale to affiliate	(1.6)	-	-
State income taxes, net of federal benefit	2.1	1.0	0.8
Medicare subsidy	(0.5)	(0.5)	(0.1)
Other, net	0.2	0.2	(0.7)
Income tax expense	$7.8	$9.3	$7.2

NU and its subsidiaries, including WMECO, file a consolidated federal income tax return and state income tax returns.  NU and its subsidiaries, including WMECO, are parties to a tax allocation agreement under which taxable subsidiaries pay no more taxes than they would have otherwise paid had they filed a separate company tax return.  Subsidiaries generating tax losses are similarly paid for their losses when utilized.

The tax effects of temporary differences that give rise to the current and long-term net accumulated deferred tax obligations are as follows:

	At December 31,
(Millions of Dollars)	2006	2005
Deferred tax liabilities - current:
Property tax accruals	$2.2	$1.9
Total deferred tax liabilities - current	2.2	1.9
Deferred tax assets - current:
Allowance for uncollectible accounts	2.0	1.4
Total deferred tax assets - current	2.0	1.4
Net deferred tax liabilities - current	0.2	0.5
Deferred tax liabilities - long-term:
Accelerated depreciation and other plant-related differences	113.1	110.3
Employee benefits	27.0	31.5
Securitized costs	37.5	42.0
Income tax gross-up	19.7	21.8
Other	24.0	45.4
Total deferred tax liabilities - long-term	221.3	251.0
Deferred tax assets - long-term:
Regulatory deferrals	6.8	25.2
Employee benefits	8.0	1.7
Income tax gross-up	3.4	1.6
ARO accounting	1.6	1.3
Other	3.6	1.2
Total deferred tax assets - long-term	23.4	31.0
Net deferred tax liabilities - long-term	197.9	220.0
Net deferred tax liabilities	$198.1	$220.5

H.

Property, Plant and Equipment and Depreciation

The following table summarizes WMECO’s investments in utility plant at December 31, 2006 and 2005 and the average depreciable life at December 31, 2006:

		At December 31,
	Average Depreciable Life	2006	2005
	(Years)	(Millions of Dollars)
Distribution	38.8	$580.6	$557.5
Transmission	51.4	123.1	113.8
Total property, plant and equipment		703.7	671.3
Less: Accumulated depreciation		(201.1)	(193.2)
Net property, plant and equipment		502.6	478.1
Construction work in progress		23.5	21.2
Total property, plant and equipment, net		$526.1	$499.3

The provision for depreciation on utility assets is calculated using the straight-line method based on estimated remaining useful lives of depreciable plant in-service, adjusted for salvage value and removal costs, as approved by the DTE.  Depreciation rates are applied to plant-in-service from the time it is placed in service.  When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation.  Cost of removal is classified as a regulatory liability.  The depreciation rates for the several classes of electric utility plant-in-service are equivalent to a composite rate of 2.5 percent for 2006, 2005 and 2004.

I.

Jointly Owned Electric Utility Plant

At December 31, 2006, WMECO owns common stock in three regional nuclear companies (Yankee Companies).  Each of the Yankee Companies owns a single nuclear generating plant which is being decommissioned.  WMECO’s ownership interests in the Yankee Companies at December 31, 2006 and 2005, which are accounted for on the equity method, are 9.5 percent of CYAPC, 7 percent of YAEC and 3 percent of MYAPC.  WMECO’s total carrying value of the Yankee companies, which is included in deferred debits and other assets - other on the accompanying consolidated balance sheets and the electric distribution reportable segment, at December 31, 2006 and 2005 was $1.8 million and $5.3 million, respectively.  The decrease in the carrying value at December 31, 2006 is primarily related to the repurchase of CYAPC's stock owned by WMECO in the amount of $2.6 million in the fourth quarter of 2006.  Earnings related to these equity investments are included in other income, net on the accompanying consolidated statements of income.  For further information, see Note 1M, "Summary of Significant Accounting Policies - Other Income, Net," to the consolidated financial statements.

For further information, see Note 4E, "Commitments and Contingencies - Deferred Contractual Obligations," to the consolidated financial statements.

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

	For the Years Ended December 31,
(Millions of Dollars, except percentages)	2006	2005	2004
Borrowed funds	$0.9	$0.5	$0.2
Equity funds	0.2	0.2	-
Totals	$1.1	$0.7	$0.2
Average AFUDC rate	6.8%	5.4%	2.0%

The average AFUDC rate is based on a FERC-prescribed formula that develops an average rate using the cost of the company's short-term financings as well as the company's capitalization (long-term debt and common equity).  The average rate is applied to eligible construction work in progress (CWIP) amounts to calculate AFUDC.  The increase in the average AFUDC rate in 2006 is primarily due to the increased CWIP being financed by borrowings and higher short-term debt rates.

K.

Asset Retirement Obligations

WMECO implemented FIN 47 on December 31, 2005.  FIN 47 requires an entity to recognize a liability for the fair value of an asset retirement obligation (ARO) even if it is conditional on a future event and the liability’s fair value can be reasonably estimated.  FIN 47 provides that settlement dates and future costs should be reasonably estimated when sufficient information becomes available and provides guidance on the definition and timing of sufficient information in determining expected cash flows and fair values.  Management has identified various categories of AROs primarily certain assets containing asbestos and hazardous contamination.  A fair value calculation, reflecting expected probabilities for settlement scenarios, has been performed.

Because WMECO is a cost-of-service rate regulated entity, WMECO utilized regulatory accounting in accordance with SFAS No. 71, and the AROs are included in other regulatory assets at December 31, 2006 and 2005.  The fair value of the AROs is included in property, plant and equipment and related accretion is recorded as a regulatory asset, with corresponding credits reflecting the ARO liabilities in deferred credits and other liabilities - other, on the accompanying consolidated balance sheets at December 31, 2006 and 2005.  Depreciation of the ARO asset is also included as a regulatory asset with an offsetting amount in accumulated depreciation.

The following tables present the fair value of the ARO, the related accumulated depreciation, the regulatory asset, and the ARO liabilities at December 31, 2006 and 2005:

	At December 31, 2006
(Millions of Dollars)	Fair Value of ARO Asset	Accumulated Depreciation of ARO Asset	Regulatory Asset	ARO Liabilities
Asbestos	$0.3	$(0.2)	$1.4	$(1.5)
Hazardous contamination	0.7	(0.1)	0.9	(1.5)
Other AROs	1.0	-	-	(1.0)
Total WMECO AROs	$2.0	$(0.3)	$2.3	$(4.0)

	At December 31, 2005
(Millions of Dollars)	Fair Value of ARO Asset	Accumulated Depreciation of ARO Asset	Regulatory Asset	ARO Liabilities
Asbestos	$0.3	$(0.2)	$1.5	$(1.6)
Hazardous contamination	0.8	(0.1)	0.9	(1.6)
Total WMECO AROs	$1.1	$(0.3)	$2.4	$(3.2)

A reconciliation of the beginning and ending carrying amounts of WMECO’s AROs is as follows:

(Millions of Dollars)	2006
Balance at beginning of year	$(3.2)
Liabilities incurred during the period	(1.0)
Accretion	(0.1)
Change in assumptions	0.4
Revisions in estimated cash flows	(0.1)
Balance at end of year	$(4.0)

The ARO liabilities as of December 31, 2005, 2004 and January 1, 2004, as if FIN 47 had been applied for all periods affected, were $3.2 million, $3.2 million and $3.1 million, respectively.

L.

Materials and Supplies

Materials and supplies include materials purchased primarily for construction, operation and maintenance (O&M) purposes.  Materials and supplies are valued at the lower of average cost or market.

M.

Other Income, Net

The pre-tax components of WMECO’s other income/(loss) items are as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2006	2005	2004
Other Income:
Investment income	$1.4	$0.7	$(0.2)
AFUDC - equity funds	0.2	0.2	-
Equity in earnings of regional nuclear generating companies	(0.2)	0.3	0.1
Conservation and load management incentive	0.9	0.9	0.9
Other	-	0.2	0.1
Total Other Income, Net	$2.3	$2.3	$0.9

None of the other amounts in either other income - other or other loss - other are individually significant as defined by the SEC.

Based on developments in July of 2006, CYAPC management concluded that $10 million of CYAPC's regulatory assets were no longer probable of recovery and should be written off.  WMECO included in 2006 other income, net its 9.5 percent share of CYAPC's after-tax write-off.  For further information regarding CYAPC, see Note 4E, "Commitments and Contingencies - Deferred Contractual Obligations."

N.

Marketable Securities

WMECO currently maintains a trust that holds marketable securities.  The trust is used to fund WMECO's prior spent nuclear fuel liability.  At December 31, 2006 and 2005, the spent nuclear fuel trust had a fair value of $53.4 million and $50.8 million, respectively.  Also included are marketable securities which are held to fund NU's SERP.  These amounts totaled $0.6 million and $0.5 million at December 31, 2006 and 2005, respectively.  WMECO's marketable securities are classified as available-for-sale, as defined by SFAS No. 115, "Accounting for Certain Investments and Debt and Equity Securities."  Unrealized gains and losses are reported as a component of accumulated other comprehensive income on the consolidated balance sheets and statements of stockholder's equity.  Realized gains and losses are included in other income, net on the consolidated statements of income.  Realized gains and losses associated with the WMECO spent nuclear fuel trust are included in fuel, purchased and net interchange power on the consolidated statements of income.  For further information regarding marketable securities, see Note 6, "Marketable Securities," to the consolidated financial statements.

O.

Provision for Uncollectible Accounts

WMECO maintains a provision for uncollectible accounts to record its receivables at an estimated net realizable value.  This provision is determined based upon a variety of factors, including applying an estimated uncollectible account percentage to each receivable aging category, historical collection and write-off experience and management's assessment of collectibility from individual customers.  Management reviews at least quarterly the collectibility of the receivables, and if circumstances change, collectibility estimates are adjusted accordingly.  Receivable balances are written-off against the provision for uncollectible accounts when these balances are deemed to be uncollectible.

P.

Special Deposits

The company had amounts on deposit related to WMECO Funding LLC, a special purpose entity used to facilitate the issuance of rate reduction certificates.  These amounts, which totaled $4.7 million and $4 million at December 31, 2006 and 2005, respectively, are included in deferred debits and other assets - other on the accompanying consolidated balance sheets.

2.

Short-Term Debt

Limits:  The amount of short-term borrowings that may be incurred by WMECO is subject to periodic approval by the FERC.  On October 28, 2005, the SEC amended its June 30, 2004 order, granting authorization to allow WMECO to incur total short-term borrowings up to a maximum of $200 million through June 30, 2007.  The SEC also granted authorization for borrowing through the NU Money Pool (Pool) until June 30, 2007.  Although PUHCA was repealed on February 8, 2006, under FERC's transition rules, all of the existing SEC orders under PUHCA relevant to FERC authority will continue to be in effect until December 31, 2007.

Credit Agreement:  WMECO is a party to a 5-year unsecured revolving credit facility which expires on November 6, 2010.  WMECO is able to draw up to $100 million on a short-term basis, or subject to regulatory approvals, on a long-term basis.  At December 31, 2006 and 2005, WMECO had no borrowings outstanding under this facility.

Under this credit agreement, WMECO may borrow at variable rates plus an applicable margin based upon certain debt ratings, as rated by the higher of Standard and Poor's or Moody's Investors Service.

Under this credit agreement, WMECO must comply with certain financial and non-financial covenants, including but not limited to consolidated debt ratios.  WMECO currently is and expects to remain in compliance with these covenants.

Amounts outstanding under this credit facility are classified as current liabilities as notes payable to banks on the accompanying consolidated balance sheets as management anticipates that all borrowings under this credit facility will be outstanding for no more than 364 days at one time.

Pool:  WMECO is a member of the Pool.  The Pool provides a more efficient use of cash resources of NU and reduces outside short-term borrowings.  NUSCO administers the Pool as agent for the member companies.  Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent.  NU parent may lend to the Pool but may not borrow.  Funds may be withdrawn from or repaid to the Pool at any time without prior notice.  Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate.  Borrowings based on external loans by NU parent, however, bear interest at NU parent’s cost and must be repaid based upon the terms of NU parent’s original borrowing.  At December 31, 2006 and 2005, WMECO had borrowings of $30.8 million and $14.9 million from the Pool, respectively.  The weighted average interest rate on borrowings from the Pool for the years ended December 31, 2006 and 2005 was 5.01 percent and 3 percent, respectively.

3.

Employee Benefits

A.

Pension Benefits and Postretirement Benefits Other Than Pensions

On December 31, 2006, WMECO implemented SFAS No. 158, which amends SFAS No. 87, "Employers’ Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits."  SFAS No. 158 applies to NU’s Pension Plan, SERP, and PBOP Plan and required WMECO to record the funded status of these plans based on the projected benefit obligation (PBO) for the Pension Plan and accumulated postretirement benefit obligation (APBO) for the PBOP Plan on the consolidated balance sheet at December 31, 2006.  Previously, the prepaid or accrued benefit obligation was recorded in accordance with SFAS No. 87 and SFAS No. 106, which allowed for the deferral of certain items, and reconciliation to the funded status was provided in the footnotes to financial statements.  These deferred items included the transition obligation, prior service costs, and net actuarial loss.

SFAS No. 158 requires the additional liability to be recorded with an offset to accumulated other comprehensive income in stockholder’s equity.  However, because WMECO is a cost-of-service rate regulated entity under SFAS No. 71, regulatory assets were recorded in the amount of $25.8 million, as these amounts in benefits expense have been and continue to be recoverable in cost-of-service, regulated rates.  Regulatory accounting was also applied to the portions of the NUSCO costs that support WMECO, as these amounts are also recoverable.

Pension Benefits:  WMECO participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular WMECO employees.  Benefits are based on years of service and the employees’ highest eligible compensation during 60 consecutive months of employment.  WMECO uses a December 31st measurement date for the Pension Plan.  Pension income attributable to earnings is as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2006	2005	2004
Total pension (income)	$(1.3)	$(0.9)	$(4.3)
Amount capitalized as utility plant	0.5	0.3	1.6
Total pension (income), net of amounts capitalized	$(0.8)	$(0.6)	$(2.7)

Amounts above include pension curtailments and termination benefits benefit of $0.4 million in 2006, expense of $0.7 million in 2005 and expense of $0.3 million in 2004.

Pension Curtailments and Termination Benefits:  In December of 2005, a new program was approved providing a benefit for certain employees hired on and after January 1, 2006 providing for these employees to receive retirement benefits under a new 401(k) benefit (K-Vantage Plan) rather than under the Pension Plan.  The approval of the new plan resulted in the recording of an estimated pre-capitalization, pre-tax curtailment expense of $0.2 million in 2005, as a certain number of employees hired before that date were expected to elect the new 401(k) benefit as permitted, resulting in a reduction in aggregate estimated future years of service under the Pension Plan.  Management estimated the amount of the curtailment expense associated with this change based upon actuarial calculations and certain assumptions, including the expected level of transfers to the new 401(k) benefit.  Because the predicted level of elections of the new benefit did not occur, WMECO recorded a pre-capitalization, pre-tax reduction in the curtailment expense of $0.1 million in 2006.

In addition, as a result of its corporate reorganization, WMECO estimated and recorded a combined pre-capitalization, pre-tax curtailment expense and related termination benefits for the Pension Plan totaling $0.5 million in 2005.  Refinements to this estimate resulted in a combined pre-capitalization, pre-tax decrease in the curtailment expense and termination benefits of $0.3 million in 2006.

In 2004, as a result of litigation with nineteen former employees, NU was ordered by the court to modify its Pension Plan to include special retirement benefits for fifteen of these former employees retroactive to the dates of their retirement and provide increased future monthly benefit payments.  WMECO recorded $0.3 million in termination benefits related to this litigation in 2004 and made a lump sum benefit payment totaling $0.2 million to these former employees.

Market-Related Value of Pension Plan Assets:  WMECO bases the actuarial determination of pension plan income or expense on a market-related valuation of assets, which reduces year-to-year volatility.  This market-related valuation calculation recognizes investment gains or losses over a four-year period from the year in which they occur.  Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the fair value of assets.  Since the market-related valuation calculation recognizes gains or losses over a four-year period, the future value of the market-related assets will be impacted as previously deferred gains or losses are recognized.

SERP:  NU has maintained a SERP since 1987.  The SERP provides its eligible participants, some of which are officers of WMECO, with benefits that would have been provided to them under NU's retirement plan if certain Internal Revenue Code and other limitations were not imposed.

Postretirement Benefits Other Than Pensions:  WMECO provides certain health care benefits, primarily medical and dental, and life insurance benefits through a PBOP Plan.  These benefits are available for employees retiring from WMECO who have met specified service requirements.  For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost.  These costs are charged to expense over the estimated work life of the employee.  WMECO uses a December 31st measurement date for the PBOP Plan.

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

Based on the current PBOP Plan provisions, WMECO qualifies for this federal subsidy because the actuarial value of WMECO’s PBOP Plan exceeds the threshold required for the subsidy.  The Medicare changes decreased total PBOP benefit obligation by $2.8 million as of December 31, 2006 and 2005.  The total $2.8 million decrease is currently being amortized as a reduction to PBOP expense over approximately 13 years.  For the years ended December 31, 2006, 2005 and 2004, this reduction in PBOP expense totaled approximately $0.4 million, including amortization of actuarial gains of $0.2 million and a reduction in interest cost and service cost based on a lower PBOP benefit obligation of $0.2 million.  At December 31, 2006, WMECO had a receivable for the federal subsidy in the amount of $0.3 million related to benefit payments made in 2006.  This amount is expected to be funded into the PBOP Plan.

Based upon guidance from the federal government released in 2005, WMECO also qualifies for the federal subsidy relating to employees whose PBOP Plan obligation is "capped" under WMECO's PBOP Plan.  These subsidy amounts do not reduce WMECO's PBOP Plan benefit obligation as they will be used to offset retiree contributions.  WMECO realizes a tax benefit because the federal subsidy is tax exempt when it is collected and tax deductible as the amounts are contributed to the PBOP Plan.  These additional subsidy benefits are also being amortized over approximately thirteen years beginning in 2005.  For the years ended December 31, 2006 and 2005, the additional subsidy amounts were approximately $1 million.  For the years ended December 31, 2006, 2005 and 2004, the subsidy amounts reduced expected tax expense by $0.5 million, $0.5 million and $0.1 million, respectively.

PBOP Curtailments and Termination Benefits:   WMECO recorded an estimated $0.6 million pre-tax curtailment expense at December 31, 2005 relating to its corporate reorganization.  WMECO also accrued a $0.1 million pre-tax termination benefit at December 31, 2005 relating to certain benefits provided under the terms of the PBOP Plan.  Based on refinements to its estimates, WMECO recorded an adjustment to the curtailment and related termination benefits in 2006.  This adjustment resulted in a combined pre-capitalization, pre-tax reduction in the curtailment expense and termination benefits of $0.3 million in 2006.  There were no curtailments or termination benefits in 2004.

The following table represents information on the plans’ benefit obligations, fair values of plan assets, and funded status:

	At December 31,
	Pension Benefits		SERP Benefits		Postretirement Benefits
(Millions of Dollars)	2006	2005	2006	2005	2006	2005
Change in benefit obligation
Benefit obligation at beginning of year	$(171.7)	$(157.6)	$(0.6)	$(0.5)	$(42.9)	$(41.2)
Service cost	(3.4)	(3.4)	-	-	(0.6)	(0.6)
Interest cost	(9.6)	(9.3)	-	-	(2.4)	(2.1)
Actuarial gain/(loss)	4.2	(12.5)	-	(0.1)	2.0	(2.2)
Transfers	-	0.5	-	-	0.5	-
Federal subsidy on benefits paid	-	-	-	-	(0.3)	-
Benefits paid - excluding lump sum payments	9.0	8.4	-	-	3.1	3.2
Benefits paid - lump sum payments	-	-	-	-	-	-
Curtailment/impact of plan changes	(1.6)	2.4	-	-	(0.1)	0.1
Termination benefits	0.2	(0.2)	-	-	-	(0.1)
Benefit obligation at end of year	$(172.9)	$(171.7)	$(0.6)	$(0.6)	$(40.7)	$(42.9)
Change in plan assets
Fair value of plan assets at beginning of year	$216.2	$209.3	N/A	N/A	$22.2	$19.9
Actual return on plan assets	35.6	15.8	N/A	N/A	3.3	1.2
Employer contribution	-	-	N/A	N/A	4.3	4.3
Transfers	-	(0.5)	N/A	N/A	(0.3)	-
Benefits paid - excluding lump sum payments	(9.0)	(8.4)	N/A	N/A	(3.1)	(3.2)
Benefits paid - lump sum payments	-	-	N/A	N/A	-	-
Fair value of plan assets at end of year	$242.8	$216.2	N/A	N/A	$26.4	$22.2
Funded status at December 31st	$69.9	$44.5	$(0.6)	$(0.6)	$(14.3)	$(20.7)
Unrecognized transition obligation		-		-		9.1
Unrecognized prior service cost		3.5		-		-
Unrecognized actuarial net loss		32.6		0.2		10.9
Prepaid/(accrued) benefit cost		$80.6		$(0.4)		$(0.7)

The $2.4 million reduction in 2005 in the Pension Plan's obligation that is included in the curtailment/impact of plan changes relates to the reduction in the future years of service expected to be rendered by plan participants.  This reduction is the result of the transition of employees into the new 401(k) benefit and the company's decision to pursue a fundamentally different business strategy, and align the structure of the company to support this business strategy.  This overall reduction in plan obligation serves to reduce the previously unrecognized actuarial losses.  In 2006, $1.6 million of this curtailment was reversed because actual levels of elections of the new 401(k) benefit were much lower than expected and is reflected above as an increase to the obligation.

For the Pension Plan, the company amortizes its unrecognized transition obligation over the remaining service lives of its employees as calculated for WMECO on an individual operating company basis and amortizes the prior service cost and unrecognized net actuarial loss over the remaining service lives of its employees as calculated on an NU consolidated basis.  For the PBOP Plan, the company amortizes its transition obligation, prior service cost and unrecognized net actuarial loss over the remaining service lives of its employees as calculated on an individual operating company basis.

Although the SERP does not have any plan assets, benefit payments are supported by earnings on marketable securities held by NU.

The accumulated benefit obligation for the Pension Plan was $155.3 million and $153.1 million and $0.6 million and $0.5 million for the SERP at December 31, 2006 and 2005, respectively.

Amounts recognized in the accompanying consolidated balance sheets at December 31, 2006 and 2005 are as follows:

	At December 31,
	Pension Benefits		SERP Benefits		Postretirement Benefits		Total
(Millions of Dollars)	2006	2005	2006	2005	2006	2005	2006	2005
Receivables	$-	$-	$-	$-	$0.3	$-	$0.3	$-
Regulatory assets	12.0	-	0.2	-	13.6	-	25.8	-
Prepaid pension	69.9	80.6	-	-	-	-	69.9	80.6
Total assets	81.9	80.6	0.2	-	13.9	-	96.0	80.6

Deferred taxes, net	(27.0)	(31.6)	0.3	0.2	(3.9)	0.3	(30.6)	(31.1)
Accrued postretirement benefits	-	-	-	-	(14.3)	(0.7)	(14.3)	(0.7)
Other deferred credits	-	-	(0.6)	(0.4)	-	-	(0.6)	(0.4)
Total liabilities	(27.0)	(31.6)	(0.3)	(0.2)	(18.2)	(0.4)	(45.5)	(32.2)

Accumulated other comprehensive income	$-	$-	$-	$(0.1)	$-	$-	$-	$(0.1)

The incremental impact of implementing SFAS No. 158 on the consolidated balance sheet at December 31, 2006 is as follows:

(Millions of Dollars)	Before Adopting SFAS No. 158	Adjustments to Adopt SFAS No. 158	After Adopting SFAS No. 158
Regulatory assets (1)	$0.1	$25.7	$25.8
Prepaid pension	81.9	(12.0)	69.9
Other deferred debits	-	-	-
Total assets	82.0	13.7	95.7

Deferred taxes, net	(34.8)	4.1	(30.6)
Accrued postretirement benefits	(0.5)	(13.8)	(14.3)
Other deferred credits	(0.6)	-	(0.6)
Total liabilities	$(35.9)	$(9.7)	$(45.5)

(1)

The regulatory asset amounts before adopting SFAS No. 158 represents the regulated portion of an additional minimum pension liability recorded for the SERP.

The following is a summary of amounts recorded as regulatory assets at December 31, 2006 and the portions of those amounts expected to be recognized as portions of net periodic benefit cost in 2007, which is expected to total a benefit of $4.1 million for the Pension Plan, and expense of $0.1 million for the SERP and $3.3 million for the PBOP Plan on a pre-tax basis:

	At December 31, 2006				Estimated Expense in 2007
(Millions of Dollars)	Pension	SERP	OPEB	Total	Pension	SERP	OPEB	Total
Transition obligation	$-	$-	$8.1	$8.1	$-	$-	$1.3	$1.3
Prior service cost	3.5	-	-	3.5	0.7	-	-	0.7
Net actuarial loss	8.5	0.2	5.5	14.2	1.9	-	0.6	2.5
Total	$12.0	$0.2	$13.6	$25.8	$2.6	$-	$1.9	$4.5

The following actuarial assumptions were used in calculating the plans’ year end funded status:

	At December 31,
	Pension Benefits		Postretirement Benefits
Balance Sheets	2006	2005	2006	2005
Discount rate	5.90%	5.80%	5.80%	5.65%
Compensation/progression rate	4.00%	4.00%	N/A	N/A
Health care cost trend rate	N/A	N/A	9.00%	10.00%

The components of net periodic (income)/expense are as follows:

	For the Years Ended December 31,
	Pension Benefits			SERP Benefits			Postretirement Benefits
(Millions of Dollars)	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost	$3.4	$3.4	$2.9	$-	$-	$-	$0.6	$0.6	$0.5
Interest cost	9.6	9.3	8.8	0.1	0.1	0.1	2.4	2.2	2.3
Expected return on plan assets	(17.8)	(17.4)	(17.6)	-	-	-	(1.4)	(1.3)	(1.3)
Net transition (asset)/obligation cost	-	-	(0.2)	-	-	-	1.3	1.4	1.4
Prior service cost	0.7	0.7	0.7	-	-	-	-	-	-
Actuarial loss	3.2	2.4	0.8	-	-	-	1.5	-	-
Other amortization, net	-	-	-	-	-	-	-	1.3	0.8
Net periodic (income)/expense - before curtailments and termination benefits	(0.9)	(1.6)	(4.6)	0.1	0.1	0.1	4.4	4.2	3.7
Curtailment (benefit)/expense	(0.2)	0.4	-	-	-	-	(0.3)	0.6	-
Termination benefits (benefit)/expense	(0.2)	0.3	0.3	-	-	-	-	0.1	-
Total curtailments and termination benefits	(0.4)	0.7	0.3	-	-	-	(0.3)	0.7	-
Total - net periodic (income)/expense	$(1.3)	$(0.9)	$(4.3)	$0.1	$0.1	$0.1	$4.1	$4.9	$3.7

Not included in the pension expense/(income) amount above are pension related intercompany allocations totaling $1.9 million, $1.7 million, and $0.6 million for the years ended December 31, 2006, 2005 and 2004, respectively, including curtailment and termination benefits income of $0.2 million, and expense of $0.4 million and $0.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.  Excluded from postretirement benefits expense are related intercompany allocations of $1.2 million, $1.4 million, and $1.1 million for the years ended December 31, 2006, 2005 and 2004, respectively, including curtailments and termination benefits income of $0.1 million and expense of $0.1 million, for the years ended December 31, 2006 and 2005, respectively.  These amounts are included in other operating expenses on the accompanying consolidated statements of income.

The following assumptions were used to calculate pension and postretirement benefit income and expense amounts:

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

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

(Millions of Dollars)	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest cost components	$0.1	$(0.1)
Effect on postretirement benefit obligation	$1.6	$(1.4)

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

Estimated Future Benefit Payments:  The following benefit payments, which reflect expected future service, are expected to be paid/(received) for the Pension and PBOP plans:

(Millions of Dollars)
Year	Pension Benefits	SERP Benefits	Postretirement Benefits	Government Benefits
2007	$9.4	$-	$4.1	$(0.5)
2008	9.9	-	4.2	(0.5)
2009	10.3	-	4.2	(0.5)
2010	10.7	-	4.3	(0.5)
2011	11.1	-	4.3	(0.6)
2012-2016	62.1	0.3	20.5	(3.1)

The government benefits represent amounts expected to be received from the federal government for the new Medicare prescription drug benefit under the PBOP Plan related to the corresponding year’s benefit payments.

Contributions:  Currently, WMECO’s policy is to annually fund to the Pension Plan an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.  For the PBOP plan, it is WMECO's policy to annually fund an amount equal to the plan's postretirement benefit cost, excluding curtailments and termination benefits.  WMECO does not expect to make any contributions to the Pension Plan in 2007 and expects to make $3.3 million in contributions to the PBOP Plan in 2007.  Beginning in 2007, WMECO will make an additional contribution to the PBOP Plan for the amounts received from the federal Medicare subsidy.  This amount is estimated at $0.3 million for 2007.

B.

Defined Contribution Plans

NU maintains a 401(k) savings plan for substantially all WMECO employees.  This savings plan provides for employee contributions up to specified limits.  NU matches employee contributions up to a maximum of three percent of eligible compensation with one percent in cash and two percent in NU common shares.  The 401(k) matching contributions of cash and NU common shares made by NU to WMECO employees were $0.7 million in 2006, 2005 and 2004, respectively.

Effective on January 1, 2006, all newly hired, non-bargaining unit employees participate in a new defined contribution savings plan called the K-Vantage Plan.  These participants are not eligible to be participants in the existing defined benefit Pension Plan.  In addition, current participants in the Pension Plan were given the opportunity to choose to become a participant in the K-Vantage Plan beginning in 2007, in which case their benefit under the Pension Plan was frozen.

C.

Share-Based Payments

NU maintains an Employee Stock Purchase Plan (ESPP) and other long-term equity-based incentive plans under the Northeast Utilities Incentive Plan (Incentive Plan) in which WMECO employees and officers participate.  WMECO records compensation cost related to these plans, as applicable, for shares issued to WMECO employees and officers, as well as the allocation of costs associated with shares issued to NUSCO employees and officers that support WMECO.  In the first quarter of 2006, NU adopted SFAS No. 123(R), "Share-Based Payments," under the modified prospective method.  Adoption of SFAS No. 123(R) had a de minimis effect on WMECO's net income.

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

•

NU has not granted any stock options to WMECO employees or officers since 2002, and no compensation expense has been recorded.  All options were fully vested prior to January 1, 2006.

•

For shares granted under the ESPP, an immaterial amount of compensation expense was recorded in the first quarter of 2006, and no compensation expense was recorded in the remainder of 2006 or will be recorded in future periods as a result of a plan amendment that was effective on February 1, 2006.

Incentive Plan:  Under the Incentive Plan in which WMECO participates, NU is authorized to grant new shares for various types of awards, including restricted shares, RSUs, performance units, and stock options to eligible employees and board members.  The number of shares that may be utilized for grants and awards during a given calendar year may not exceed the aggregate of one percent of the total number of NU common shares outstanding as of the first day of that calendar year plus the shares not utilized in previous years.  At December 31, 2006 and 2005, NU had 570,494 and 906,154 shares of common stock, respectively, registered for issuance under the Incentive Plan.

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

The compensation cost recognized by WMECO for its portion of the restricted shares above was $55 thousand, net of taxes of $37 thousand, for the year ended December 31, 2006, $63 thousand, net of taxes of $42 thousand for the year ended December 31, 2005 and $77 thousand, net of taxes of $52 thousand for the year ended December 31, 2004.

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

The compensation cost recognized by WMECO for its portion of the RSUs above was $271 thousand, net of taxes of approximately $181 thousand for the year ended December 31, 2006, $152 thousand, net of taxes of approximately $102 thousand for the year ended December 31, 2005, and $119 thousand, net of taxes of approximately $79 thousand for the year ended December 31, 2004.

Stock Options:  Prior to 2003, NU granted stock options to certain WMECO employees.  These options were fully vested as of December 31, 2005 and therefore no compensation expense was recorded as a result of the adoption of SFAS No. 123(R).  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

D.

Severance Benefits

As a result of its corporate reorganization, in 2005 WMECO recorded severance and related expenses totaling $1.2 million relating to expected terminations of WMECO employees.  In 2006, WMECO updated its prior estimates of its severance benefits charges based upon actual termination data and updated its estimates of expected personnel reductions.  A total increase in severance and related expenses of $0.1 million was recorded and is included in other operating expenses on the accompanying consolidated statements of income for the year ended December 31, 2006, primarily due to an increase in the expected personnel reductions.  In addition, a benefit of $0.1 million and expenses of $0.6 million were recorded related to NUSCO intercompany allocations for the years ended December 31, 2006 and 2005, respectively.

4.

Commitments and Contingencies

A.

Regulatory Developments and Rate Matters

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

The amounts recorded as environmental liabilities on the consolidated balance sheets represent management’s best estimate of the liability for environmental costs and takes into consideration site assessment and remediation costs.  Based on currently available information for estimated site assessment and remediation costs at December 31, 2006 and 2005, WMECO had $0.3 million and $0.4 million, respectively, recorded as environmental reserves.  A reconciliation of the activity in these reserves at December 31, 2006 and 2005 is as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2006	2005
Balance at beginning of year	$0.4	$0.6
Additions and adjustments	0.3	0.2
Payments and adjustments	(0.4)	(0.4)
Balance at end of year	$0.3	$0.4

Of the 9 sites included in the environmental reserve, 6 sites are in the remediation or long-term monitoring phase, 2 sites have had some level of site assessment completed and one site is in the preliminary stage of site assessment.

These liabilities are estimated on an undiscounted basis and do not assume that any amounts are recoverable from insurance companies or other third parties.  The environmental reserve includes sites at different stages of discovery and remediation and does not include any unasserted claims.

At December 31, 2006, in addition to the 9 sites, there is one site for which there are unasserted claims; however, any related remediation costs are not probable or estimable at this time.  WMECO's environmental liability also takes into account recurring costs of managing hazardous substances and pollutants, mandated expenditures to remediate previously contaminated sites and any other infrequent and non-recurring clean up costs.

MGP Sites:  Manufactured gas plant (MGP) sites are sites that manufactured gas from coal and produced certain byproducts that may pose risk to human health and the environment.  At December 31, 2006 and 2005, $0.2 million and $0.1 million, respectively, represent amounts for the site assessment and remediation of MGPs.  WMECO currently has three MGP sites included in its environmental liability.  Of the three MGP sites, one is currently undergoing remediation efforts with the other two MGP sites in the site assessment stage.

Of the 9 sites that are included in the company's liability for environmental costs, for one of these sites, the information known and nature of the remediation options at that site allows an estimate of the range of losses to be made.  This site is an MGP site.  At December 31, 2006 and 2005, $0.1 million has been accrued as a liability for this site, which represents management's best estimate of the liability for environmental costs.  This amount differs from an estimated range of loss from zero to $9 million as management utilizes the probabilistic model approach to make its estimate of the liability for environmental costs.  For the 8 remaining sites for which an estimate is based on the probabilistic model approach, determining a range of estimated losses is not possible at this time.

CERCLA Matters:  The Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and its’ amendments or state equivalents impose joint and several strict liabilities, regardless of fault, upon generators of hazardous substances resulting in removal and remediation costs and environmental damages.  Liabilities under these laws can be material and in some instances may be imposed without regard to fault or for past acts that may have been lawful at the time they occurred.  Of the 9 sites, one is a superfund site under CERCLA for which it has been notified that it is a potentially responsible party (PRP).  For sites where there are other PRPs and WMECO is not managing the site assessment and remediation, the liability accrued represents WMECO's estimate of what it will pay to settle its obligations with respect to the site.

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

C.

Spent Nuclear Fuel Disposal Costs

Under the Nuclear Waste Policy Act of 1982 (the Act), WMECO must pay the United States DOE for the disposal of spent nuclear fuel and high-level radioactive waste, prior to the sale of its ownership in the Millstone nuclear power station.

The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste.  For nuclear fuel used to generate electricity prior to April 7, 1983 (Prior Period Spent Nuclear Fuel), an accrual has been recorded for the full liability, and payment must be made prior to the first delivery of spent fuel to the DOE.  After the sale of Millstone, WMECO remains responsible for its share of the Prior Period Spent Nuclear Fuel.  Until such payment is made, the outstanding balance will continue to accrue interest at the 3-month treasury bill yield rate.  At December 31, 2006 and 2005, fees due to the DOE for the disposal of Prior Period Spent Nuclear Fuel and are included in long-term debt and were $53.4 million and $50.9 million, respectively, including interest costs of $37.8 million and $35.3 million, respectively.

During 2004, WMECO established a trust, which holds marketable securities to fund amounts due to the DOE for the disposal of WMECO's Prior Period Spent Nuclear Fuel.  For further information on this trust, see Note 6, "Marketable Securities," to the consolidated financial statements.

D.

Long-Term Contractual Arrangements

Vermont Yankee Nuclear Power Corporation (VYNPC):  Previously under the terms of its agreement, WMECO paid its ownership (or entitlement) shares of costs, which included depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital to VYNPC and recorded these costs as purchased-power expenses.  On July 31, 2002, VYNPC consummated the sale of its nuclear generating unit to a subsidiary of Entergy Corporation for approximately $180 million.  WMECO has a commitment to buy approximately 2.5 percent of the plant's output through March of 2012 at a range of fixed prices.  The total cost of purchases under contracts with VYNPC amounted to $5 million in 2006, $4 million in 2005 and $4.2 million in 2004.

Electricity Procurement Contracts:  WMECO has entered into various arrangements which extend through 2010 for the purchase of electricity.  The total cost of purchases under these arrangements amounted to $2.1 million in 2006, $2 million in 2005 and $2.2 million in 2004.  These amounts relate to IPP contracts and do not include contractual commitments related to WMECO's basic and default service.

Hydro-Quebec:  Along with other New England utilities, WMECO has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada.  WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.  The total cost of this agreement amounted to $2.4 million in 2006, $2.5 million in 2005 and $2.7 million in 2004.

Yankee Companies Billings:  WMECO has significant decommissioning and plant closure cost obligations to the Yankee Companies.  Each plant has been shut down and is undergoing decommissioning.  The Yankee Companies collect decommissioning and closure costs through wholesale, FERC-approved rates charged under power purchase agreements with several New England utilities, including WMECO.  WMECO in turn passes these costs on to its customers through DTE-approved retail rates.  The following table includes the estimated decommissioning and closure costs for YAEC, MYAPC and CYAPC.

See Note 4E, "Commitments and Contingencies - Deferred Contractual Obligations," to the consolidated financial statements for information regarding the collection of the Yankee Companies' decommissioning costs.

Estimated Future Annual Costs:  The estimated future annual costs of WMECO’s significant long-term contractual arrangements are as follows:

(Millions of Dollars)	2007	2008	2009	2010	2011	Thereafter	Totals
VYNPC	$4.3	$4.4	$4.7	$4.6	$4.7	$1.1	$23.8
Electricity procurement contracts	2.3	2.3	2.3	2.3	-	-	9.2
Hydro-Quebec	2.4	2.5	2.4	2.5	2.4	21.8	34.0
Yankee Companies billings	7.9	6.2	5.2	5.9	5.2	20.2	50.6
Totals	$16.9	$15.4	$14.6	$15.3	$12.3	$43.1	$117.6

E.

Deferred Contractual Obligations

WMECO has significant decommissioning and plant closure cost obligations to the Yankee Companies.  The Yankee Companies collect decommissioning and closure costs through wholesale, FERC-approved rates charged under power purchase agreements with several New England utilities, including WMECO.  WMECO’s ownership interests in the Yankee Companies at December 31, 2006 is 9.5 percent of CYAPC, 7 percent of YAEC and 3 percent of MYAPC.

CYAPC:  On July 1, 2004, CYAPC filed with the FERC seeking to increase its annual decommissioning collections from $16.7 million to $93 million for a six-year period of January 1, 2005 to January 1, 2011.  On August 30, 2004, the FERC issued an order accepting the rates, with collection by CYAPC beginning on February 1, 2005, subject to refund.

On June 10, 2004, the Connecticut Department of Public Utility Control (DPUC) and the Office of Consumer Counsel (OCC) filed a petition with the FERC seeking a declaratory order that CYAPC be allowed to recover all decommissioning costs from its wholesale purchasers, including WMECO, but that such purchasers may not be allowed to recover in their retail rates any costs that the FERC might determine to have been imprudently incurred.  The FERC rejected the DPUC's and OCC's petition, whereupon the DPUC filed an appeal of the FERC's decision with the D.C. Circuit Court of Appeals (Court of Appeals).

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

The settlement agreement also required CYAPC to forego collection of a $10 million regulatory asset that was written-off in 2006.  WMECO included in 2006 earnings its 9.5 percent share of CYAPC's after-tax write-off.

YAEC:  In November of 2005, YAEC established an updated estimate of the cost of completing the decommissioning of its plant.  On January 31, 2006, the FERC issued an order accepting the rate increase, effective on February 1, 2006, subject to refund.

On July 31, 2006, the FERC approved a settlement agreement with the DPUC, the Massachusetts Attorney General and the Vermont Department of Public Service previously filed by YAEC.  This settlement agreement did not materially affect the level of 2006 charges.  Under the settlement agreement, YAEC agreed to revise its November 2005 decommissioning cost increase from $85 million to $79 million.  The revision includes adjustments for contingencies and projected escalation and certain decontamination and dismantlement (D&D) expenses.  Other terms of the settlement agreement include extending the collection period for charges through December 2014, reconciling and adjusting future charges based on actual D&D expenses and the decommissioning trust fund's actual investment earnings.  WMECO believes that its $5.5 million share of the increase in decommissioning costs will ultimately be recovered from its customers.

MYAPC:  MYAPC is collecting amounts in rates that are adequate to recover the remaining cost of decommissioning its plant, and WMECO expects to recover its share of such costs from its customers.

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

In December of 2006, the DOE appealed the ruling, and the Yankee Companies filed a cross-appeal.  The refund to WMECO of any damages that may be recovered from the DOE will be realized through the Yankee Companies' FERC-approved rate settlement agreements, subject to final determination of the FERC.

WMECO's share of these damages would be $7.9 million.  WMECO cannot at this time determine the timing or amount of any ultimate recovery or the credit to future storage costs that may be realized in connection with this matter.

Uranium Enrichment Litigation: In 2001, NU asserted claims against the DOE in the Court of Federal Claims for overcharges for purchases of uranium enrichment separative work units (SWUs) for CYAPC's unit and the Millstone units between 1986 and 1993 (D&D Claims).  The NU case was stayed by the Court of Federal Claims while other D&D Claims cases were being litigated.  Beginning in 2005, NU joined a number of other utilities in a consortium in an attempt to negotiate a settlement agreement with the DOE.  In late-2006, a settlement was reached between the consortium and the DOE.  The distribution of proceeds under the settlement agreement totals approximately $0.8 million for CYAPC and approximately $1.4 million for Millstone and the Millstone portion was received on January 30, 2007.  This distribution is based on the total number of SWUs purchased for CYAPC's unit and the Millstone units during the applicable period covered by the litigation.  The company believes it is likely that the net proceeds from the settlement agreement will be credited to ratepayers.  Prior to March 31, 2001, WMECO owned 19 percent of Millstone 1 and 2 and 12.2 percent of Millstone 3.

F.

Guarantees

NU provides credit assurances on behalf of subsidiaries, including WMECO, in the form of guarantees and letters of credit (LOCs) in the normal course of business.  At December 31, 2006, the maximum level of exposure in accordance with FIN 45, "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," under guarantees by NU on behalf of WMECO totaled $2.5 million.  A majority of these guarantees do not have established expiration dates, and some guarantees have unlimited exposure to commodity price movements.  WMECO has no guarantees of the performance of third parties.

Several underlying contracts that NU guarantees, as well as certain surety bonds, contain credit ratings triggers that would require NU to post collateral in the event that NU’s credit ratings are downgraded below investment grade.

With the repeal of PUHCA, there are no regulatory limits on NU's ability to guarantee the obligation of its subsidiaries, including WMECO.

G.

Other Litigation and Legal Proceedings

NU and its subsidiaries, including WMECO, are involved in other legal, tax and regulatory proceedings regarding matters arising in the ordinary course of business, some of which involve management’s best estimate of probable loss as defined by SFAS No. 5, "Accounting for Contingencies."  The company records and discloses losses when these losses are probable and reasonably estimable in accordance with SFAS No. 5 and expenses legal costs related to the defense of loss contingencies as incurred.

5.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Prior Spent Nuclear Fuel Trust:  During 2004, WMECO established a trust to fund the amounts due to the DOE for its prior spent nuclear fuel obligation.  These investments having a cost basis of $53.4 million and $51.1 million for 2006 and 2005, respectively, were recorded at their fair market value of $53.4 million and $50.8 million at December 31, 2006 and 2005, respectively.  For further information regarding these investments, see Note 6, "Marketable Securities," to the consolidated financial statements.

Long-Term Debt and Rate Reduction Bonds:  The fair value of WMECO’s fixed-rate securities is based upon quoted market prices for those issues or similar issues.  Adjustable rate securities are assumed to have a fair value equal to their carrying value.  The carrying amounts of WMECO’s financial instruments and their estimated fair values are as follows:

	At December 31, 2006
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
Other long-term debt	$262.2	$260.0
Rate reduction bonds	99.4	104.2

	At December 31, 2005
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
Other long-term debt	$259.9	$259.3
Rate reduction bonds	111.3	117.8

Other long-term debt includes $53.4 million and $51.1 million of fees and interest due for spent nuclear fuel disposal costs at December 31, 2006 and 2005, respectively.

Other Financial Instruments:  The carrying value of financial instruments included in current assets and current liabilities approximates their fair value.

6.

Marketable Securities

The following is a summary of WMECO's prior spent nuclear fuel trust, which is recorded at fair value and is included in current and long-term marketable securities on the accompanying consolidated balance sheets.  Changes in the fair value of these securities are recorded as unrealized gains and losses in accumulated other comprehensive income.  Not included in the amounts below are SERP securities totaling $0.6 million and $0.5 million at December 31, 2006 and 2005, respectively, which are also included in current and long-term marketable securities on the accompanying consolidated balance sheets.

	At December 31,
(Millions of Dollars)	2006	2005
WMECO prior spent nuclear fuel trust	$53.4	$50.8

At December 31, 2006 and 2005, these marketable securities are comprised of the following:

(Millions of Dollars) At December 31, 2006	Amortized Cost	Pre-Tax Gross Unrealized Gains	Pre-Tax Gross Unrealized Losses	Estimated Fair Value
Fixed income securities	$53.4	$0.1	$(0.1)	$53.4

(Millions of Dollars) At December 31, 2005	Amortized Cost	Pre-Tax Gross Unrealized Gains	Pre-Tax Gross Unrealized Losses	Estimated Fair Value
Fixed income securities	$51.1	$0.1	$(0.4)	$50.8

At December 31, 2006 and 2005, WMECO evaluated the securities in an unrealized loss position and has determined that none of the related unrealized losses are deemed to be other-than-temporary in nature.  At December 31, 2006 and 2005, the gross unrealized losses and fair value of WMECO's investments that have been in a continuous unrealized loss position for less than 12 months and 12 months or greater were as follows:

	Less than 12 Months		12 Months or Greater		Total
(Millions of Dollars) At December 31, 2006	Estimated Fair Value	Pre-Tax Gross Unrealized Losses	Estimated Fair Value	Pre-Tax Gross Unrealized Losses	Estimated Fair Value	Pre-Tax Gross Unrealized Losses
Fixed income securities	$-	$-	$3.3	$(0.1)	$3.3	$(0.1)

	Less than 12 Months		12 Months or Greater		Total
(Millions of Dollars) At December 31, 2005	Estimated Fair Value	Pre-Tax Gross Unrealized Losses	Estimated Fair Value	Pre-Tax Gross Unrealized Losses	Estimated Fair Value	Pre-Tax Gross Unrealized Losses
Fixed income securities	$20.8	$(0.3)	$3.3	$(0.1)	$24.1	$(0.4)

For information related to the change in net unrealized holding gains and losses included in stockholder's equity, see Note 9, "Accumulated Other Comprehensive Income/(Loss)," to the consolidated financial statements.

WMECO utilizes the average cost basis method for the WMECO spent nuclear fuel trust to compute the realized gains and losses on the sale of available-for-sale securities.

For the years ended December 31, 2006, 2005, and 2004, realized gains and losses recognized on the sale of available-for-sale securities are as follows:

(Millions of Dollars)	Realized Gains	Realized Losses	Net Realized Gains/(Losses)
2006	$-	$(0.3)	$(0.3)
2005	-	(0.4)	(0.4)
2004	-	-	-

These amounts are included in fuel, purchased and net interchange power on the accompanying consolidated statements of income.

Proceeds from the sale of these securities totaled $123.1 million and $82.9 million for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006, the contractual maturities of the available-for-sale securities are as follows:

(Millions of Dollars)	Amortized Cost	Estimated Fair Value
Less than one year	$27.6	$27.6
One to five years	20.1	20.1
Six to ten years	-	-
Greater than ten years	5.7	5.7
Total	$53.4	$53.4

Amounts above exclude an additional $0.4 million and $0.2 million of SERP securities that are classified as less than one year and one to five years, respectively, and are included on the accompanying consolidated balance sheet at December 31, 2006.

For further information regarding marketable securities, see Note 1N, "Summary of Significant Accounting Policies - Marketable Securities" to the consolidated financial statements.

7.

Leases

WMECO has entered into lease agreements for the use of data processing and office equipment, vehicles, and office space.  In addition, WMECO incurs costs associated with leases entered into by NUSCO and RRR.  These costs are included below in operating lease payments charged to expense and amounts capitalized as well as future operating lease payments from 2007 through 2011 and thereafter.  The provisions of these lease agreements generally provide for renewal options.  Certain lease agreements contain contingent lease payments.  The contingent lease payments are based on various factors, such as the commercial paper rate plus a credit spread or the consumer price index.

There were no capital leases, or interest related to these payments, charged to operating expense in 2006, 2005 and 2004.  Operating lease rental payments charged to expense were $4 million in 2006, $3.6 million in 2005 and $3.5 million in 2004.  The capitalized portion of operating lease payments was approximately $1.1 million, $1.1 million and $0.9 million for the years ended 2006, 2005 and 2004, respectively.

Future minimum rental payments excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable operating leases, at December 31, 2006 are as follows:

(Millions of Dollars)	Operating Leases
2007	$4.9
2008	4.6
2009	4.2
2010	3.9
2011	3.5
Thereafter	8.7
Future minimum lease payments	$29.8

8.

Dividend Restrictions

The Federal Power Act limits the payment of dividends by WMECO to its retained earnings balance and certain state statutes may impose additional limitations on WMECO.  WMECO also has a revolving credit agreement that imposes a leverage restriction.

9.

Accumulated Other Comprehensive Income/(Loss)

The accumulated balance for each other comprehensive income/(loss) item is as follows:

(Millions of Dollars)	December 31, 2005	Current Period Change	December 31, 2006
Qualified cash flow hedging instruments	$1.0	$(0.1)	$0.9
Unrealized (losses)/gains on securities	(0.2)	0.2	-
Minimum SERP liability	(0.1)	0.1	-
Accumulated other comprehensive income	$0.7	$0.2	$0.9

(Millions of Dollars)	December 31, 2004	Current Period Change	December 31, 2005
Qualified cash flow hedging instruments	$-	$1.0	$1.0
Unrealized losses on securities	-	(0.2)	(0.2)
Minimum SERP liability	(0.1)	-	(0.1)
Accumulated other comprehensive (loss)/income	$(0.1)	$0.8	$0.7

The changes in the components of other comprehensive loss are reported net of the following income tax effects:

(Millions of Dollars)	2006	2005	2004
Qualified cash flow hedging instruments	$(0.1)	$(0.6)	$-
Unrealized losses on securities	0.2	0.2	-
Minimum SERP liability	-	-	-
Accumulated other comprehensive income/(loss)	$0.1	$(0.4)	$-

The qualified cash flow hedge activity relates to an interest rate hedge entered into by WMECO in 2005 as a result of the decision to sell senior notes.  For the year ended December 31, 2006, $0.1 million, net of tax, was reclassified into earnings related to the amortization of the interest rate hedge.  At December 31, 2006, it is estimated that a pre-tax benefit of $0.2 million will be reclassified into earnings in 2007 related to the amortization of the interest rate lock.

10.

Long-Term Debt

Details of long-term debt outstanding are as follows:

	At December 31,
	2006	2005
	(Millions of Dollars)

Pollution Control Notes:
Tax Exempt 1993 Series A, 5.85% due 2028	$53.8	$53.8
Other:
Taxable Senior Series A, 5.00% due 2013	55.0	55.0
Taxable Senior Series B, 5.90% due 2034	50.0	50.0
Taxable Senior Series C, 5.24% due 2015	50.0	50.0
Total Pollution Control Notes and Other	208.8	208.8
Fees and interest due for spent nuclear fuel disposal costs	53.4	51.1
Total pollution control notes and fees and interest for spent nuclear fuel disposal costs	262.2	259.9
Less amounts due within one year	-	-
Unamortized premium and discount, net	(0.4)	(0.4)
Long-term debt	$261.8	$259.5

There are no cash sinking fund requirements or debt maturities for the years 2007 through 2011.

During 2004, WMECO established a trust with the issuance proceeds from the Taxable Senior Series B 5.90% Notes due 2034.  This trust holds marketable securities to fund amounts due upon demand to the DOE for the disposal of WMECO’s prior spent nuclear fuel.

For information regarding fees and interest due for spent nuclear fuel disposal costs, see Note 4C, "Commitments and Contingencies - Spent Nuclear Fuel Disposal Costs," to the consolidated financial statements.

11.

Segment Information

Segment information related to the distribution and transmission business for WMECO for the years ended December 31, 2006, 2005 and 2004 is as follows.  Cash flows for total investments in plant included in the segment information below are cash capital expenditures that do not include cost of removal, AFUDC related to equity funds, and the capitalized portion of pension expense or income.

	For the Year Ended December 31, 2006
(Millions of Dollars)	Distribution	Transmission	Totals
Operating revenues	$410.9	$20.6	$431.5
Depreciation and amortization	0.7	(2.4)	(1.7)
Other operating expenses	(380.0)	(9.8)	(389.8)
Operating income	31.6	8.4	40.0
Interest expense, net of AFUDC	(17.1)	(1.8)	(18.9)
Interest income	0.7	-	0.7
Other income, net	1.4	0.2	1.6
Income tax benefit	(5.6)	(2.2)	(7.8)
Net income	$11.0	$4.6	$15.6
Total assets (1)	$989.0	$-	$989.0
Cash flows for total investments in plant	$29.7	$13.1	$42.8

	For the Year Ended December 31, 2005
	Distribution	Transmission	Totals
Operating revenues	$391.1	$18.3	$409.4
Depreciation and amortization	(22.0)	(2.0)	(24.0)
Other operating expenses	(335.8)	(9.3)	(345.1)
Operating income	33.3	7.0	40.3
Interest expense, net of AFUDC	(17.0)	(1.1)	(18.1)
Interest income	0.4	-	0.4
Other income, net	1.6	0.2	1.8
Income tax benefit	(7.2)	(2.1)	(9.3)
Net income	$11.1	$4.0	$15.1
Total assets (1)	$946.0	$-	$946.0
Cash flows for total investments in plant	$32.4	$12.3	$44.7

	For the Year Ended December 31, 2004
	Distribution	Transmission	Totals
Operating revenues	$363.5	$15.7	$379.2
Depreciation and amortization	(39.2)	(1.8)	(41.0)
Other operating expenses	(296.0)	(7.7)	(303.7)
Operating income	28.3	6.2	34.5
Interest expense, net of AFUDC	(14.4)	(1.4)	(15.8)
Interest income	0.4	-	0.4
Other income, net	0.3	0.2	0.5
Income tax benefit	(5.2)	(2.0)	(7.2)
Net income	$9.4	$3.0	$12.4
Cash flows for total investments in plant	$33.0	$6.3	$39.3

(1)

Information for segmenting total assets between distribution and transmission is not available at December 31, 2006 or 2005.  These distribution and transmission assets are disclosed in the distribution columns above.

Consolidated Quarterly Financial Data (Unaudited)
	Quarter Ended (a) (b)
(Thousands of Dollars)	March 31,	June 30,	September 30,	December 31,
2006
Operating Revenues	$129,040	$99,037	$104,958	$98,474
Operating Income	12,177	10,367	10,612	6,817
Net Income	5,177	2,629	3,672	4,166

2005
Operating Revenues	$104,335	$93,317	$104,611	$107,130
Operating Income	12,855	8,313	12,284	6,822
Net Income	4,727	2,368	4,857	3,133

Selected Consolidated Financial Data (Unaudited)
(Thousands of Dollars)	2006	2005	2004	2003	2002
Operating Revenues	$431,509	$409,393	$379,229	$391,178	$369,487
Net Income	15,644	15,085	12,373	16,212	37,682
Cash Dividends on Common Stock	7,946	7,685	6,485	22,011	16,009
Property, Plant and Equipment (c)	526,094	499,317	468,884	447,771	406,209
Total Assets	988,963	945,996	922,472	872,077	853,646
Rate Reduction Bonds	99,428	111,331	122,489	132,960	142,742
Long-Term Debt (d)	261,777	259,487	207,684	157,202	101,991
Obligations Under Capital Leases (d)	-	-	-	57	87

(a)

Operating revenue amounts totaling $0.1 million for the quarter ended June 30, 2006 were reclassified to operating expenses as a result of the change in classification of certain revenues and associated expenses from a gross presentation to a net presentation.

(b)

Quarterly operating income amounts differ from those previously reported as a result of the change in classification of certain costs that were not recoverable from regulated customers.  These amounts, previously presented in other income, net, have been reclassified to other operation expenses.  These differences are summarized as follows (thousands of dollars):

Quarter Ended	2006	2005
March 31,	$(15)	$87
June 30,	262	(58)
September 30,	19	171

(c)

Amount includes CWIP.

(d)

Includes portions due within one year.

Consolidated Statistics (Unaudited)
	2006	2005	2004	2003	2002
Revenues: (Thousands)
Residential	$232,197	$190,023	$167,275	$165,871	$158,060
Commercial	132,336	133,356	128,425	133,122	127,030
Industrial	43,131	59,937	62,347	63,990	60,782
Other Utilities	17,421	19,064	8,646	14,347	9,354
Streetlighting and Railroads	5,025	5,030	4,782	4,817	5,071
Miscellaneous	1,399	1,983	7,754	9,031	9,190
Total	$431,509	$409,393	$379,229	$391,178	$369,487
Sales: (KWH - Millions)
Residential	1,511	1,596	1,546	1,521	1,459
Commercial	1,574	1,616	1,583	1,567	1,523
Industrial	862	910	935	909	912
Other Utilities	189	176	169	255	180
Streetlighting and Railroads	25	25	25	26	28
Total	4,161	4,323	4,258	4,278	4,102
Customers: (Average)
Residential	187,252	186,882	185,083	185,202	183,662
Commercial	17,310	19,174	18,917	18,838	18,516
Industrial	798	894	892	897	910
Other	705	714	695	693	672
Total	206,065	207,664	205,587	205,630	203,760
Average Annual Use Per Residential Customer (KWH)	8,069	8,539	8,353	8,214	7,921
Average Annual Bill Per Residential Customer	$1,240.07	$1,016.82	$903.79	$895.33	$857.84