Form 10-K, Exhibit 13
period 2006-12-31
CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTHEAST UTILITIES
filed 2007-03-01
CIK 23426, 106170, 315256, 72741

Exhibit 13.3

2006 Annual Report
Public Service Company of New Hampshire

Company Report

Overview

Public Service Company of New Hampshire (PSNH or the company) is a wholly owned subsidiary of Northeast Utilities (NU).  NU’s other regulated electric subsidiaries include The Connecticut Light and Power Company and Western Massachusetts Electric Company.

PSNH earned $35.3 million in 2006, compared with $41.7 million in 2005 and $46.6 million in 2004.  Included in earnings were transmission earnings of $8.3 million, $7.8 million and $6.7 million in 2006, 2005 and 2004, respectively, and distribution earnings of $27 million, $33.9 million and $39.9 million in 2006, 2005 and 2004, respectively.

PSNH’s distribution and generation earnings were $6.9 million lower in 2006, when compared to 2005, due primarily to higher unitary state income taxes resulting from the impact of the sale of NU Enterprises' competitive generation assets.  PSNH also experienced a 1.3 percent decline in sales and increased wholesale transmission costs in 2006, offset by a temporary annual distribution rate increase of $24.5 million that was effective on July 1, 2006.  PSNH’s regulatory return on equity (ROE) for 2006 was approximately 6.4 percent, and in 2007, PSNH expects distribution and generation earnings to improve as a result of the ongoing distribution rate case and a lower effective tax rate than in 2006.

The increase in transmission earnings in 2006 is due to higher levels of investment in the transmission system.

A summary of changes in PSNH electric kilowatt-hour (KWH) sales for 2006 as compared to 2005 on an actual and weather normalized basis is as follows:

	Percentage Decrease	Weather Normalized Percentage Increase/(Decrease)
Residential	(2.4)%	0.5%
Commercial	-	1.4%
Industrial	(1.9)%	(1.1)%
Other	(5.4)%	(5.4)%
Total	(1.3)%	0.5%

Electric sales in 2006 declined due to lower use per customer as a result of a combination of milder summer and winter weather in 2006, compared with 2005, and customer reaction to higher energy prices.  PSNH forecasts retail sales growth for the period 2007 through 2011 to be 2.3 percent.

Liquidity

Net cash flows from operations increased by $18.5 million from $155.3 million in 2005 to $173.8 million in 2006.  The increase in operating cash flows is primarily due to an increase in customer accounts receivable collected due to increased rates offset by lower sales in 2006 compared to 2005.  Offsetting this increase are higher cash tax payments made in 2006 compared to 2005.  PSNH's operating cash flows are expected to decline in 2007 as a result of a significant reduction in approved stranded cost recovery charge (SCRC) rates to an average rate of $0.0155 per kilowatt-hour (KWH) from the current average rate of $0.0335 per KWH effective on July 1, 2006.  That decline, which amounts to approximately $170 million annually, is the result of the completion of PSNH's recovery of its Part 3 non-securitized stranded costs as of June 30, 2006.

Cash flows from operations decreased by $47.5 million to $155.3 million in 2005 from $202.8 million in 2004.  The decrease in cash flows is primarily due to an increase in regulatory refunds, higher tax payments, payments made relating to the emissions allowance program and a decrease in accounts payable related to an intercompany billing and construction costs.

PSNH is party to a 5-year unsecured revolving credit facility which expires on November 6, 2010.  The company can borrow up to $100 million on a short-term basis, or subject to regulatory approvals, on a long-term basis.  At December 31, 2006 and 2005, PSNH had no borrowings outstanding under this facility.

PSNH’s senior secured debt is rated Baa1, BBB, and BBB+ with a stable outlook, by Moody’s Investors Service, Standard & Poor’s and Fitch Ratings, respectively.  PSNH is expected to issue $70 million of long-term debt in 2007.

Capital expenditures described herein are cash capital expenditures and exclude cost of removal, allowance for funds used during construction (AFUDC) related to equity funds and the capitalized portion of pension expense.  PSNH’s capital expenditures totaled $126.7 million in 2006, compared with $158.8 million in 2005 and $153.2 million in 2004.  The decrease in PSNH's capital expenditures in 2006 was due to the completion of the Northern Wood Power Project in 2006.

Regulatory Issue

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

On February 26, 2007, PSNH filed a settlement agreement it reached with the New Hampshire Public Utilities Commission staff and the Office of Consumer Advocate related to its rate case filing.  The settlement agreement includes, among other things, a transmission cost tracking mechanism, effective on July 1, 2006, to be reset annually, and an allowed ROE of 9.67 percent.  The allowed generation ROE of 9.62 percent was unaffected.  The settlement provides for a $37.7 million estimated annualized increase ($26.5 million for distribution and $11.2 million estimated for transmission) beginning July 1, 2007 in addition to the $24.5 million temporary increase that was effective on July 1, 2006.  An additional delivery revenue increase of approximately $3 million would take effect on January 1, 2008, with a final estimated rate decrease of approximately $9 million scheduled for July 1, 2008.  The increased revenues will enable PSNH to fund a $10 million annual Reliability Enhancement Program and more accurately fund its Major Storm Cost Reserve.  The increased revenues also include approximately $9 million related to additional revenues for the period July 1, 2006 through June 30, 2007 that will be recovered over one year.  The NHPUC has scheduled hearings on the proposed settlement beginning in March 2007, with a final decision expected by late spring of 2007.

RESULTS OF OPERATIONS

The components of significant income statement variances for the past two years are provided in the table below.

Income Statement Variances	2006 over/(under) 2005		2005 over/(under) 2004
(Millions of Dollars)	Amount	Percent	Amount	Percent
Operating Revenues	$12	1%	$160	16%

Operating Expenses:
Fuel, purchased and net interchange power	72	14	101	24
Other operation	-	-	14	9
Maintenance	7	11	(1)	(2)
Depreciation	3	7	1	2
Amortization	(92)	(63)	49	52
Amortization of rate reduction bonds	3	6	3	7
Taxes other than income taxes	1	3	1	2
Total operating expenses	(6)	(1)	168	19
Operating Income	18	19	(8)	(8)
Interest expense, net	(1)	(1)	1	2
Other income/(loss), net	2	39	3	(a)
Income before income tax expense	21	38	(6)	(9)%
Income tax expense	27	(a)	(1)	(6)
Net income/(loss)	$(6)	(15)%	$(5)	(11)%

(a) Percent greater than 100.

Comparison of the Year 2006 to the Year 2005

Operating Revenues

Operating revenues increased $12 million primarily due to higher distribution business revenue ($8 million) and higher transmission business revenue ($4 million).

The distribution business revenue increase of $8 million is primarily due to the distribution and transmission components of PSNH's retail rates which impact earnings ($15 million), as a result of the rate increases effective July 1, 2006, partially offset by lower retail sales.  Retail sales decreased 1.3 percent in 2006 compared to the same period of 2005.

The components of revenues which are included in regulatory commission approved tracking mechanisms that track the recovery of certain incurred costs decreased $7 million primarily due to a decrease in the SCRC ($85 million) mainly as a result of a rate decrease effective July 1, 2006, partially offset by an increase in the default energy service (ES) rate component of retail revenues ($80 million).  The tracking mechanisms allow for rates to be changed periodically with over collections refunded to customers or under collections collected from customers in future periods.

Transmission business revenues increased $4 million primarily due to a higher rate base and higher operating expenses which are recovered under Federal Energy Regulatory Commission (FERC)-approved transmission tariffs.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power increased $72 million primarily due to the higher cost of energy as a result of higher fuel prices, which are included in regulatory commission approved tracking mechanisms.

Maintenance

Maintenance expenses increased $7 million primarily due to higher generation costs ($4 million), mainly due to higher boiler maintenance costs as a result of the planned overhaul of a generating plant in 2006, and higher overhead line maintenance expenses ($2 million).

Depreciation

Depreciation expense increased $3 million primarily due to higher plant balances resulting from the ongoing construction program.

Amortization of Regulatory (Liabilities)/Assets, Net

Amortization of regulatory (liabilities)/assets, net decreased $92 million primarily due to PSNH completing the recovery of certain identified non-securitized stranded costs in June of 2006, partially offset by higher amortization expense, which was primarily the result of an ES deferral from February and March of 2006, where ES revenues exceeded ES costs ($23 million).

Amortization of Rate Reduction Bonds

Amortization of rate reduction bonds increased $3 million.  The higher portion of principal within the rate reduction bonds' payment results in a corresponding increase in the amortization of regulatory assets.

Taxes Other Than Income Taxes

Taxes other than income taxes increased $1 million primarily due to higher property taxes.

Interest Expense, Net

Interest expense decreased $1 million primarily due to lower rate reduction bond interest resulting from lower principal balances outstanding ($3 million), partially offset by higher long-term debt levels as a result of the issuance of $50 million of thirty-year first mortgage bonds in October of 2005 ($2 million).

Other Income, Net

Other income, net increased $2 million primarily due to a higher AFUDC ($3 million), as a result of increased eligible construction work in progress (CWIP) for generation, lower short-term debt, and a higher portion of CWIP being subject to the equity rate, partially offset by lower C&LM incentive income ($1 million), as a result of the 2004 incentive being recorded in 2005.

Income Tax Expense

Income tax expense increased $27 million due to higher pre-tax earnings and an increase in the effective tax rate from 22.7 percent to 52.6 percent.  The increase in the effective tax rate primarily results from the loss of a state unitary tax benefit due to the sale of competitive generation assets and the regulatory recovery of federal and state tax expense associated with nondeductible acquisition costs.  The regulatory recovery of federal and state tax expense associated with nondeductible acquisition costs caused a decrease in amortization and offsetting increase in income tax expense.  This recovery had no impact on net income but increased the effective tax rate.

Comparison of the Year 2005 to the Year 2004

Operating Revenues

Operating revenues increased $160 million in 2005, as compared to 2004, primarily due to higher distribution revenue ($154 million) and higher transmission revenue ($6 million).

The distribution revenue increase of $154 million is primarily due to the components of revenues which are included in regulatory commission approved tracking mechanisms that track the recovery of certain incurred costs ($141 million), as a result of an increase in the transition service energy rate component of retail revenues ($122 million) due to increased fuel and purchased power costs.  The tracking mechanisms allow for rates to be changed periodically with over collections refunded to customers or under collections collected from customers in future periods.

The distribution and transmission components of PSNH’s retail rates which impact earnings increased $13 million primarily due to the retail rate increases effective October 1, 2004 and June 1, 2005 ($8 million) and higher retail sales ($4 million).  Retail sales increased 1.9 percent in 2005 compared to the same period of 2004.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power increased $101 million in 2005 primarily due to the higher cost of energy as a result of higher fuel prices.

Other Operation

Other operation expenses increased $14 million in 2005 as a result of higher administrative expenses ($12 million).  The higher administrative expenses are primarily due to higher pension and other benefit costs ($6 million) and employee termination and benefit plan curtailment charges ($2 million).

Maintenance

Maintenance expense decreased $1 million in 2005 primarily due to lower fossil generation expenses ($2 million) and lower overhead line maintenance ($2 million), partially offset by higher substation maintenance ($1 million) and higher tree trimming expenses ($1 million).

Depreciation

Depreciation increased $1 million in 2005 primarily due to higher plant balances.

Amortization of Regulatory Assets, Net

Amortization of regulatory assets, net increased $49 million in 2005 primarily due to an acceleration in the recovery of PSNH’s non-securitized stranded costs.  The acceleration of non-securitized stranded cost recovery was due to the positive reconciliation of stranded cost revenues and stranded cost expense, which also includes net ES costs.

Amortization of Rate Reduction Bonds

Amortization of rate reduction bonds increased $3 million in 2005 as a result of the repayment of additional principal.

Taxes Other Than Income Taxes

Taxes other than income taxes increased $1 million in 2005 primarily due to higher property taxes.

Interest Expense, Net

Interest expense increased $1 million in 2005 primarily due to higher interest rates on the variable pollution control revenue bonds ($2 million) and the issuance of $50 million of ten-year first mortgage bonds in July 2004 ($2 million), partially offset by lower rate reduction bond interest resulting from lower principal balances outstanding ($3 million).

Other Income/(Loss), Net

Other income, net increased $3 million in 2005 primarily due to a higher earned C&LM incentive and a higher AFUDC as a result of increased eligible CWIP for generation, lower short-term debt, and a greater component of CWIP being subject to a higher equity rate.

Income Taxes

Income tax expense decreased $1 million in 2005 primarily due to lower pre-tax income and lower state unitary taxable income.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Public Service Company of New Hampshire:

We have audited the accompanying consolidated balance sheets of Public Service Company of New Hampshire and subsidiaries (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, common stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Public Service Company of New Hampshire and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4, the Company adopted Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

/s/	Deloitte & Touche LLP
Deloitte & Touche LLP

Hartford, Connecticut

February 26, 2007

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

At December 31,	2006	2005
	(Thousands of Dollars)
ASSETS

Current Assets:
Cash	$ 31	$ 27
Receivables, less provision for uncollectible
accounts of $2,626 in 2006 and $2,362 in 2005	86,784	95,599
Accounts receivable from affiliated companies	590	20,348
Unbilled revenues	44,433	47,705
Taxes receivable	6,671	-
Fuel, materials and supplies	84,856	72,820
Prepayments and other	12,652	11,987
	236,017	248,486

Property, Plant and Equipment:
Electric utility	1,893,124	1,732,716
Other	5,816	5,816
	1,898,940	1,738,532
Less: Accumulated depreciation	723,764	698,480
	1,175,176	1,040,052
Construction work in progress	67,202	115,371
	1,242,378	1,155,423

Deferred Debits and Other Assets:
Regulatory assets	524,536	821,951
Other	68,345	68,723
	592,881	890,674

Total Assets	$ 2,071,276	$ 2,294,583

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

At December 31,	2006	2005
	(Thousands of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to affiliated companies	$ 36,500	$ 15,900
Accounts payable	69,948	63,320
Accounts payable to affiliated companies	22,327	16,738
Accrued taxes	-	5,186
Accrued interest	8,641	8,202
Derivative liabilities - current	39,180	-
Other	2,362	15,733
	178,958	125,079

Rate Reduction Bonds	333,831	382,692

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	200,136	242,590
Accumulated deferred investment tax credits	877	1,230
Deferred contractual obligations	35,623	48,262
Regulatory liabilities	115,731	414,558
Accrued pension	150,634	76,446
Accrued postretirement benefits	36,521	195
Other	44,304	43,941
	583,826	827,222
Capitalization:
Long-Term Debt	507,099	507,086

Common Stockholder's Equity:
Common stock, $1 par value - authorized
100,000,000 shares; 301 shares outstanding
in 2006 and 2005	-	-
Capital surplus, paid in	231,171	209,788
Retained earnings	236,215	242,633
Accumulated other comprehensive income	176	83
Common Stockholder's Equity	467,562	452,504
Total Capitalization	974,661	959,590

Commitments and Contingencies (Note 5)

Total Liabilities and Capitalization	$ 2,071,276	$ 2,294,583

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2006	2005	2004
	(Thousands of Dollars)

Operating Revenues	$ 1,140,900	$ 1,128,427	$ 968,749

Operating Expenses:
Operation -
Fuel, purchased and net interchange power	588,132	515,801	414,687
Other	178,577	179,003	164,666
Maintenance	71,400	64,200	65,620
Depreciation	49,740	46,567	45,763
Amortization of regulatory assets	53,156	144,746	95,436
Amortization of rate reduction bonds	49,370	46,648	43,764
Taxes other than income taxes	37,640	36,498	35,805
Total operating expenses	1,028,015	1,033,463	865,741
Operating Income	112,885	94,964	103,008

Interest Expense:
Interest on long-term debt	24,100	20,481	17,441
Interest on rate reduction bonds	20,828	24,074	26,901
Other interest	829	1,733	1,197
Interest expense, net	45,757	46,288	45,539
Other Income, Net	7,378	5,297	2,165
Income Before Income Tax Expense	74,506	53,973	59,634
Income Tax Expense	39,183	12,234	12,993
Net Income	$ 35,323	$ 41,739	$ 46,641

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Net Income	$ 35,323	$ 41,739	$ 46,641
Other comprehensive income, net of tax:
Unrealized gains/(losses) on securities	32	(39)	76
Minimum SERP liability	61	232	(69)
Other comprehensive income, net of tax	93	193	7
Comprehensive Income	$ 35,416	$ 41,932	$ 46,648

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

					Accumulated
	Common Stock		Capital		Other
			Surplus,	Retained	Comprehensive
	Shares	Amount	Paid In	Earnings	(Loss)/Income	Total
			(Thousands of Dollars, except share information)

Balance at January 1, 2004	301	$ -	$ 156,555	$ 223,822	$ (117)	$ 380,260

Net income for 2004				46,641		46,641
Dividends on common stock				(27,186)		(27,186)
Allocation of benefits - ESOP			(220)			(220)
Tax deduction for stock options exercised and Employee
Stock Purchase Plan disqualifying dispositions			197			197
Other comprehensive income					7	7
Balance at December 31, 2004	301	-	156,532	243,277	(110)	399,699

Net income for 2005				41,739		41,739
Dividends on common stock				(42,383)		(42,383)
Allocation of benefits - ESOP			(208)			(208)
Tax deduction for stock options exercised and Employee
Stock Purchase Plan disqualifying dispositions			45			45
Capital contribution from NU parent			53,419			53,419
Other comprehensive income					193	193
Balance at December 31, 2005	301	-	209,788	242,633	83	452,504

Net income for 2006				35,323		35,323
Dividends on common stock				(41,741)		(41,741)
Allocation of benefits - ESOP			(68)			(68)
Tax deduction for stock options exercised and Employee
Stock Purchase Plan disqualifying dispositions			(242)			(242)
Capital contribution from NU parent			21,693			21,693
Other comprehensive income					93	93
Balance at December 31, 2006	301	$ -	$ 231,171	$ 236,215	$ 176	$ 467,562

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2006	2005	2004
	(Thousands of Dollars)
Operating activities:
Net income	$ 35,323	$ 41,739	$ 46,641
Adjustments to reconcile to net cash flows
provided by operating activities:
Bad debt expense	4,208	3,904	2,742
Depreciation	49,740	46,567	45,763
Deferred income taxes	(21,929)	(68,347)	(24,160)
Amortization of regulatory assets, net	53,156	144,746	95,436
Amortization of rate reduction bonds	49,370	46,648	43,764
Pension expense	15,963	14,338	8,994
Regulatory (underrecoveries)/overrecoveries	(6,850)	478	2,219
Deferred contractual obligations	(12,589)	(12,465)	(9,654)
Other non-cash adjustments	(5,379)	(8,468)	5,184
Other sources of cash	-	342	5,668
Other uses of cash	(11,882)	(19,962)	(5,615)
Changes in current assets and liabilities:
Receivables and unbilled revenues, net	27,637	(18,799)	(33,867)
Fuel, materials and supplies	(12,036)	(16,300)	(5,411)
Other current assets	5,106	1,170	(6,248)
Accounts payable	14,073	(9,009)	37,659
(Taxes receivable)/accrued taxes	(11,857)	9,684	(1,914)
Other current liabilities	1,764	(1,013)	(4,448)
Net cash flows provided by operating activities	173,818	155,253	202,753

Investing Activities:
Investments in plant	(126,657)	(158,832)	(153,248)
Net proceeds from sale of property	-	1,461	-
Proceeds from sales of investment securities	3,788	3,227	3,038
Purchases of investment securities	(4,059)	(3,415)	(3,970)
Other investing activities	2,564	(2,767)	2,958
Net cash flows used in investing activities	(124,364)	(160,326)	(151,222)

Financing Activities:
Issuance of long-term debt	-	50,000	50,000
Retirement of rate reduction bonds	(48,861)	(46,077)	(43,453)
Decrease in short-term debt	-	(10,000)	-
Increase/(decrease) in NU Money Pool borrowing	20,600	(4,500)	(28,500)
Capital contributions from Northeast Utilities Parent	21,693	53,419	-
Cash dividends on common stock	(41,741)	(42,383)	(27,186)
Other financing activities	(1,141)	(214)	(274)
Net cash flows (used in)/provided by financing activities	(49,450)	245	(49,413)
Net increase/(decrease) in cash	4	(4,828)	2,118
Cash - beginning of year	27	4,855	2,737
Cash - end of year	$ 31	$ 27	$ 4,855

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest, net of amounts capitalized	$ 49,305	$ 48,165	$ 43,550
Income taxes	$ 75,198	$ 72,140	$ 49,452

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

1.

Summary of Significant Accounting Policies

A.

About Public Service Company of New Hampshire

Public Service Company of New Hampshire (PSNH or the company) is a wholly owned subsidiary of Northeast Utilities (NU).  PSNH is a reporting company under the Securities Exchange Act of 1934.  Until February 8, 2006, NU was registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (PUHCA).  On February 8, 2006, PUHCA was repealed.  NU is now registered with the Federal Energy Regulatory Commission (FERC) as a public utility holding company under PUHCA of 2005.  Arrangements among PSNH, other NU companies, outside agencies, and other utilities covering interconnections, interchange of electric power and sales of utility property, are subject to regulation by FERC and/or the SEC.  PSNH is subject to further regulation for rates, accounting and other matters by the FERC and the New Hampshire Public Utilities Commission (NHPUC), as well as certain regulatory oversight by the Vermont Department of Public Service and the Maine Public Utilities Commission.  PSNH furnishes franchised retail electric service in New Hampshire.  PSNH’s results include the operations of its distribution/generation and transmission segments.

Several wholly-owned subsidiaries of NU provide support services for NU’s companies, including PSNH.  Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU’s companies.  Two other subsidiaries construct, acquire or lease some of the property and facilities used by PSNH.

At December 31, 2006 and 2005, PSNH had a long-term receivable from NUSCO in the amount of $3.8 million that is included in other deferred debits on the accompanying consolidated balance sheets related to the funding of investments held by NUSCO.  In addition, at December 31, 2005, PSNH had a long-term asset in the amount of $1.8 million from The Rocky River Realty Company (RRR) that was included in deferred debits and other assets - other on the accompanying consolidated balance sheets.  This amount was received by PSNH in 2006.

Included in the consolidated balance sheet at December 31, 2006 are accounts receivable from affiliated companies and accounts payable to affiliated companies totaling $0.6 million and $22.3 million, respectively, relating to transactions between PSNH and other subsidiaries that are wholly owned by NU.  At December 31, 2005, these amounts totaled $20.3 million and $16.7 million, respectively.

B.

Presentation

The consolidated financial statements of PSNH include the accounts of its subsidiaries, PSNH Funding LLC, PSNH Funding LLC 2 and Properties, Inc.  Intercompany transactions have been eliminated in consolidation.

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

In the company's consolidated statements of income for the years ended December 31, 2005 and 2004, the classification of expense amounts relating to costs not recoverable from regulated customers and certain other cost and income items previously included in other income, net was changed to a preferable presentation to no longer reflect these costs as they would appear for rate-making purposes.  These amounts, which were reclassified to other operation expense and depreciation expense totaled $3.2 million and $0.1 million, respectively, for the year ended December 31, 2005.  Similar amounts for the year ended December 31, 2004 totaled $2.2 million and $0.1 million, respectively.  These reclassifications had no impact on the companies' results of operations, cash flows, financial condition or changes in stockholder’s equity.

C.

Accounting Standards Issued But Not Yet Adopted

Uncertain Tax Positions:  On July 13, 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109."  FIN 48 addresses the methodology to be used in estimating and reporting amounts associated with uncertain tax positions, including interest and penalties.  FIN 48 is required to be implemented prospectively in the first quarter of 2007 as a change in accounting principle with a cumulative effect adjustment reflected in opening retained earnings.  The company is currently evaluating the potential impact of FIN 48 on its consolidated financial statements.

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

The Fair Value Option: On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FAS 115."  SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value.  If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted subject to specific requirements.  PSNH is evaluating the measurement options available under the new standard.

D.

Revenues

PSNH's retail revenues are based on rates approved by the NHPUC.  These regulated rates are applied to customers' use of energy to calculate a bill.  In general, rates can only be changed through formal proceedings with the NHPUC.

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

PSNH estimates unbilled revenues monthly using the daily load cycle (DLC) method.  The DLC method allocates billed sales to the current calendar month based on the daily load for each billing cycle.  The billed sales are subtracted from total calendar month sales to estimate unbilled sales.  Unbilled revenues are estimated by first allocating sales to the respective rate classes, then applying an average rate to the estimate of unbilled sales.

Transmission Revenues - Wholesale Rates:  Wholesale transmission revenues are based on rates and formulas that are approved by the FERC.  Most of NU's wholesale transmission revenues are collected through a combination of New England Independent System Operator (ISO-NE) FERC Electric Tariff No. 3, Open Access Transmission Tariff (RNS), and Schedule 21 - NU (LNS) to that tariff.  The RNS tariff is administered by ISO-NE and is billed to all New England transmission users.  RNS recovers the revenue requirements associated with facilities that are deemed to provide a regional benefit, or pool transmission facilities.  The RNS rate is reset on June 1st of each year.  NU's LNS rate is reset on January 1st and June 1st of each year and provides for a true-up to actual costs, which ensures that PSNH's transmission business recovers its total transmission revenue requirements, including the allowed return on equity (ROE).

Transmission Revenues - Retail Rates:  A significant portion of PSNH’s transmission business revenues comes from ISO-NE charges to NU’s distribution businesses, including PSNH.  PSNH recovers these costs through the retail rates that are charged to its retail customers.  PSNH does not currently have a retail transmission rate tracking mechanism, but the company requested such a mechanism in its energy delivery 2006 rate case.  Such a mechanism was also included in the rate case settlement agreement that PSNH reached with the NHPUC staff and the Office of Consumer Advocate (OCA) that was filed with the NHPUC.

E.

Derivative Accounting

The accounting treatment for energy contracts entered into varies and depends on the intended use of the particular contract and on whether or not the contract is a derivative.  Non-derivative contracts are recorded at the time of delivery or settlement under accrual accounting.

Certain PSNH contracts for the purchase or sale of energy or energy-related products are derivatives.  Derivative contracts that are elected as and meet the requirements of a normal purchase or sale are recognized in revenues or expenses, as applicable, when the quantity of the contract is delivered.  Election of the normal purchases and sales exception (and resulting accrual accounting) for derivatives requires the conclusions that it is probable at the inception of the contract and throughout its term that it will result in physical delivery and that the quantities will be used or sold by the business over a reasonable period in the normal course of business.

Certain PSNH contracts that do not meet the normal purchases and sales criteria are recorded at fair value as derivative assets and liabilities with offsetting amounts recorded as regulatory liabilities and assets because the contracts are part of providing regulated electric service and because management believes that these amounts will be recovered or refunded in rates.

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

The transmission, distribution and generation businesses of PSNH continue to be cost-of-service rate regulated.  Management believes that the application of SFAS No. 71 to those businesses continues to be appropriate.  Management also believes it is probable that PSNH will recover their investments in long-lived assets, including regulatory assets.  All material net regulatory assets are earning an equity return, except for securitized regulatory assets which are not supported by equity.  Amortization and deferrals of regulatory assets are included on a net basis in amortization expense on the accompanying consolidated statements of income.

Regulatory Assets:  The components of PSNH's regulatory assets are as follows:

	At December 31,
(Millions of Dollars)	2006	2005
Recoverable nuclear costs	$-	$26.1
Securitized assets	325.6	375.0
Income taxes, net	5.5	35.9
Unrecovered contractual obligations	-	63.2
Recoverable energy costs	-	171.5
Deferred benefit costs	90.4	-
Regulatory assets offsetting derivative liabilities	39.2	-
Other	63.8	150.3
Totals	$524.5	$822.0

Additionally, PSNH had approximately $16 thousand and $0.4 million of regulatory costs at both December 31, 2006 and 2005, respectively, that are included in deferred debits and other assets - other on the accompanying consolidated balance sheets.  These amounts represent regulatory costs that have not yet been approved for recovery by the NHPUC.  Management believes these costs are recoverable in future regulated rates.

Recoverable Nuclear Costs:  PSNH recorded a regulatory asset in conjunction with the sale of its share of Millstone 3 in March of 2001 which had an unamortized balance of $26.1 million at December 31, 2005 and is included in recoverable nuclear costs.  On June 30, 2006, under the terms of the restructuring settlement agreement, PSNH fully recovered these costs.

Securitized Assets:  In April of 2001, PSNH issued rate reduction bonds in the amount of $525 million.  PSNH used the majority of the proceeds from that issuance to buydown its affiliated power contracts with North Atlantic Energy Corporation (NAEC).  The unamortized PSNH securitized asset balance is $314.7 million and $354.5 million at December 31, 2006 and 2005, respectively.  In January of 2002, PSNH issued an additional $50 million in rate reduction bonds and used the proceeds from that issuance to repay short-term debt that was incurred to buyout a purchased-power contract in December of 2001.  The unamortized PSNH securitized asset balance for the January of 2002 issuance is $10.9 million and $20.5 million at December 31, 2006 and 2005, respectively.

Securitized regulatory assets, which are not earning an equity return, are being recovered over the amortization period of their associated rate reduction bonds.  PSNH rate reduction bonds are scheduled to fully amortize by May 1, 2013.

Income Taxes, Net:  The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the NHPUC and SFAS No. 109, "Accounting for Income Taxes."  Differences in income taxes between SFAS No. 109 and the rate-making treatment of the NHPUC are recorded as regulatory assets which totaled $5.5 million and $35.9 million at December 31, 2006 and 2005, respectively.  For further information regarding income taxes, see Note 1G, "Summary of Significant Accounting Policies - Income Taxes," to the consolidated financial statements.

Unrecovered Contractual Obligations:  Under the terms of contracts with the Connecticut Yankee Atomic Power Company (CYAPC), Yankee Atomic Electric Company (YAEC), and Maine Yankee Atomic Power Company (MYAPC) (Yankee Companies), PSNH is responsible for its proportionate share of the remaining costs of the units, including decommissioning.  PSNH recorded its share of the obligations as a regulatory asset, which had an unamortized balance of $63.2 million at December 31, 2005.  On June 30, 2006, under the terms of the settlement agreement, PSNH fully recovered these costs.

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

Deferred Benefit Costs:  At December 31, 2006, the company implemented SFAS No. 158, "Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans."  SFAS No. 158 applies to NU's Pension Plan, Supplemental Executive Retirement Plan (SERP) and postretirement benefits other than pension (PBOP) Plan and requires an additional benefit liability to be recorded with an offset to accumulated other comprehensive income in stockholder’s equity.  However, because PSNH is a cost-of-service rate regulated entity under SFAS No. 71, an offset was recorded as a regulatory asset totaling $90.4 million, as these amounts have been and continue to be recoverable in cost-of-service, regulated rates.  Regulatory accounting was also applied to the portions of the NUSCO costs that support PSNH, as these amounts are also recoverable.  The $90.4 million of regulatory assets are not in rate base.  These regulatory assets will be recovered over the remaining service lives of employees.

See Note 4A, "Employee Benefits - Pension Benefits and Postretirement Benefits Other Than Pensions," for additional information regarding the implementation of SFAS No. 158.

Regulatory Assets Offsetting Derivative Liabilities:  PSNH has contracts that do not qualify for the normal purchases and sales exception.  These contracts are non-trading derivative liabilities with the offset recorded to regulatory assets as management believes that these costs will be recovered in rates through a deferral mechanism that tracks generation revenues and costs as the energy is delivered.  At December 31, 2006, the value of the regulatory assets associated with these derivatives is $39.2 million.  See Note 3, “Derivative Instruments,” for additional information.

Other Regulatory Assets:  Included in other regulatory assets are the regulatory assets associated with the implementation of FIN 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143," totaling $15.8 million and $17.3 million at December 31, 2006 and 2005, respectively.  Of these amounts, $13.7 million and $15.1 million, respectively, has been approved for future recovery.  At this time, management believes that the remaining regulatory assets are probable of recovery.

In addition, at December 31, 2006 and 2005, other regulatory assets included $11.7 million and $10.7 million, respectively, related to losses on reacquired debt, $4.4 million and $7 million, respectively, related to environmental costs and $31.9 million and $115.3 million, respectively, related to various other items.

Regulatory Liabilities:  The components of regulatory liabilities are as follows:

	At December 31,
(Millions of Dollars)	2006	2005
Cost of removal	$79.2	$85.7
Cumulative deferrals - SCRC	-	303.3
Deferred revenue scrubbers	10.1	10.1
Deferred ES revenue, net	18.3	-
Other regulatory liabilities	8.1	15.5
Totals	$115.7	$414.6

Cost of Removal:  PSNH currently recovers amounts in rates for future costs of removal of plant assets.  These amounts which totaled $79.2 million and $85.7 million at December 31, 2006 and 2005, respectively, are classified as regulatory liabilities on the accompanying consolidated balance sheets.  This liability is included in rate base.

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

Deferred Revenue - Scrubbers:  PSNH recorded a regulatory obligation to credit ratepayers for accelerated recovery of certain Clean Air Act capital improvements previously allowed in the FPPAC.  This amount, which totaled $10.1 million at December 31, 2006 and 2005, has been recorded as a regulatory liability on the accompanying consolidated balance sheets.

Deferred ES Revenue, net:  PSNH Energy Service (ES) revenues and costs are fully tracked, and the difference between ES revenues and costs are deferred.  Prior to February of 2006, this deferral was included in the SCRC deferral.  Beginning in February of 2006, ES deferrals are being collected from/refunded to customers through a charge/(credit) in the subsequent ES rate period.  The ES deferral of $18.3 million at December 31, 2006 has been recorded as a regulatory liability on the accompanying consolidated balance sheets.

Other Regulatory Liabilities:  At December 31, 2006 and 2005, other regulatory liabilities included $3.3 million and $4.2 million, respectively, related to the conservation and load management incentive and $4.8 million and $11.3 million, respectively, related to various other items.

G.

Income Taxes

The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the applicable regulatory commissions and SFAS No. 109.  Details of income tax expense are as follows:

	For the Years Ended December 31,
	2006	2005	2004
	(Millions of Dollars)
The components of the federal and state income tax provisions are:

Current income taxes:
Federal	$50.5	$81.6	$37.2
State	11.0	(1.0)	-
Total current	61.5	80.6	37.2
Deferred income taxes, net:
Federal	(17.1)	(60.5)	(17.7)
State	(4.8)	(7.5)	(6.0)
Total deferred	(21.9)	(68.0)	(23.7)
Investment tax credits, net	(0.4)	(0.4)	(0.5)
Total income tax expense	$39.2	$12.2	$13.0

A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

	For the Years Ended December 31,
	2006	2005	2004
	(Millions of Dollars)
Expected federal income tax expense	$26.1	$18.9	$20.9
Tax effect of differences:
Depreciation	(0.9)	0.2	1.3
Amortization of regulatory assets	13.2	1.8	1.8
Investment tax credit amortization	(0.4)	(0.4)	(0.5)
State income taxes, net of federal benefit	4.0	(5.5)	(3.9)
Parent company loss	-	-	(1.7)
Medicare subsidy	(1.0)	(1.1)	(0.2)
Other, net	(1.8)	(1.7)	(4.7)
Total income tax expense	$39.2	$12.2	$13.0

NU and its subsidiaries, including PSNH, file a consolidated federal income tax return and file state income tax returns, with some filing in more than one state.  NU and its subsidiaries, including PSNH, are parties to a tax allocation agreement under which taxable subsidiaries pay no more taxes than they would have otherwise paid had they filed a standalone tax return and subsidiaries generating tax losses are paid for their losses when utilized.

Included in 2006 amortization of regulatory assets above is $13 million associated with the restructuring settlement.  In accordance with the provisions of the restructuring settlement, pre-tax amortization of PSNH non-deductible acquisition costs increased $32 million as compared to 2005 and 2004.

The tax effects of temporary differences that give rise to the current and long-term net accumulated deferred tax obligations are as follows:

	At December 31,
(Millions of Dollars)	2006	2005
Deferred tax liabilities - current:
Property tax accruals and other	$3.7	$2.8
Deferred tax assets - current:
Derivative liability	15.5	-
Provision for uncollectible accounts	1.0	0.9
Total deferred tax assets - current	16.5	0.9
Net deferred tax (assets)/liabilities - current	(12.8)	1.9
Deferred tax liabilities - long-term:
Accelerated depreciation and other plant-related differences	151.9	148.8
Securitized costs	126.2	137.0
Deferred fuel and other regulatory deferrals	58.1	151.2
Other	4.5	4.0
Total deferred tax liabilities - long-term	340.7	441.0
Deferred tax assets - long-term:
Regulatory deferrals	44.2	157.1
Employee benefits	82.1	33.2
Other	14.3	8.1
Total deferred tax assets - long-term	140.6	198.4
Net deferred tax liabilities - long-term	200.1	242.6
Net deferred tax liabilities	$187.3	$244.5

H.

Property, Plant and Equipment and Depreciation

The following table summarizes PSNH’s investments in utility plant at December 31, 2006 and 2005 and the average depreciable life at December 31, 2006:

		At December 31,
	Average Depreciable Life	2006	2005
	(Years)	(Millions of Dollars)
Distribution	42.8	$1,077.0	$1,013.0
Transmission	44.8	238.9	216.7
Generation	30.4	577.2	503.0
Other	47.4	5.8	5.8
Total property, plant and equipment		1,898.9	1,738.5
Less: Accumulated depreciation		(723.7)	(698.5)
Net property, plant and equipment		1,175.2	1,040.0
Construction work in progress		67.2	115.4
Total property, plant and equipment, net		$1,242.4	$1,155.4

The provision for depreciation on utility assets is calculated using the straight-line method based on the estimated remaining useful lives of depreciable plant-in-service, adjusted for salvage value and removal costs, as approved by the NHPUC, where applicable.  Depreciation rates are applied to plant-in-service from the time it is placed in service.  When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation.  Cost of removal is classified as a regulatory liability.  The depreciation rates for the several classes of electric utility plant-in-service are equivalent to a composite rate of 2.8 percent in both 2006 and 2005, and 2.9 percent in 2004.

I.

Jointly Owned Electric Utility Plant

At December 31, 2006, PSNH owns common stock in three regional nuclear companies (Yankee Companies).  Each of the Yankee Companies owns a single nuclear generating plant which is being decommissioned.  PSNH’s ownership interests in the Yankee Companies at December 31, 2006, which are accounted for on the equity method, are 5 percent of CYAPC, 7 percent of the YAEC, and 5 percent of the MYAPC.  The total carrying value of PSNH's ownership interests in CYAPC, MYAPC and YAEC, which is included in deferred debits and other assets - other on the accompanying consolidated balance sheets and the distribution reportable segment, totaled $1.5 million and $3.8 million at December 31, 2006 and 2005, respectively.  The decrease in the carrying value at December 31, 2006 is primarily related to the repurchase of CYAPC's stock owned by PSNH in the amount of $1.4 million in the fourth quarter of 2006.  Earnings related to these equity investments are included in other income, net on the accompanying consolidated statements of income.  For further information, see Note 1M, "Summary of Significant Accounting Policies - Other Income, Net," to the consolidated financial statements.

For further information, see Note 5D, "Commitments and Contingencies - Deferred Contractual Obligations," to the consolidated financial statements.

J.

Allowance for Funds Used During Construction

The allowance for funds used during construction (AFUDC) is a non-cash item that is included in the cost of Utility Group utility plant and represents the cost of borrowed and equity funds used to finance construction.  The portion of AFUDC attributable to borrowed funds is recorded as a reduction of other interest expense and the cost of equity funds is recorded as other income on the accompanying consolidated statements of income, as follows:

	For the Years Ended December 31,
(Millions of Dollars, except percentages)	2006	2005	2004
Borrowed funds	$2.8	$1.9	$0.3
Equity funds	4.4	1.6	(0.1)
Totals	$7.2	$3.5	$0.2
Average AFUDC rate	7.3%	5.5%	2.9%

The average AFUDC rate is based on a FERC prescribed formula that develops an average rate using the cost of a company's short-term financings as well as a company's capitalization (long-term debt and common equity).  The average rate is applied to eligible construction work in progress (CWIP) amounts to calculate AFUDC.  The increase in AFUDC from borrowed and equity funds in 2006 as compared to 2005 and 2004 results from higher levels of CWIP due to PSNH's Northern Wood Power Project.  The increase in the average AFUDC rate in 2006 is primarily due to the increased CWIP being financed by permanent capital and higher short-term debt rates.

K.

Asset Retirement Obligations

PSNH implemented FIN 47 on December 31, 2005.  FIN 47 requires an entity to recognize a liability for the fair value of an asset retirement obligation (ARO) even if it is conditional on a future event and the liability’s fair value can be reasonably estimated.  FIN 47 provides that settlement dates and future costs should be reasonably estimated when sufficient information becomes available, and provides guidance on the definition and timing of sufficient information in determining expected cash flows and fair values.  Management has identified various categories of AROs, primarily certain assets containing asbestos and hazardous contamination.  A fair value calculation, reflecting expected probabilities for settlement scenarios, and a data consistency review has been performed.

Because PSNH is a cost-of-service rate regulated entity, the company utilized regulatory accounting in accordance with SFAS No. 71 and PSNH’s AROs are included in other regulatory assets at December 31, 2006 and 2005 as these amounts are recoverable in cost-of-service regulated rates.  The fair value of the AROs is included in property, plant and equipment and related accretion is recorded as a regulatory asset, with corresponding credits reflecting the ARO liabilities in deferred credits and other liabilities - other, on the accompanying consolidated balance sheets at December 31, 2006 and 2005.  Depreciation of the ARO asset is also included as a regulatory asset with an offsetting amount in accumulated depreciation.

The following tables present the fair value of the ARO, the related accumulated depreciation, the regulatory asset, and the ARO liabilities:

	At December 31, 2006
(Millions of Dollars)	Fair Value of ARO Asset	Accumulated Depreciation of ARO Asset	Regulatory Asset	ARO Liabilities
Asbestos	$1.3	$(0.7)	$7.9	$(8.8)
Hazardous contamination	0.8	(0.4)	6.6	(7.0)
Other AROs	0.1	-	1.3	(1.5)
Total PSNH AROs	$2.2	$(1.1)	$15.8	$(17.3)

	At December 31, 2005
(Millions of Dollars)	Fair Value of ARO Asset	Accumulated Depreciation of ARO Asset	Regulatory Asset	ARO Liabilities
Asbestos	$1.4	$(0.8)	$8.6	$(9.2)
Hazardous contamination	0.5	(0.2)	1.7	(2.0)
Other AROs	0.4	(0.2)	7.0	(7.2)
Total PSNH AROs	$2.3	$(1.2)	$17.3	$(18.4)

A reconciliation of the beginning and ending carrying amounts of PSNH AROs is as follows:

2006
Balance at beginning of year	$(18.4)
Liabilities incurred during the period	-
Liabilities settled during the period	-
Accretion	(0.3)
Change in assumptions	1.4
Revisions in estimated cash flows	-
Balance at end of year	$(17.3)

The ARO liabilities as of December 31, 2005, 2004 and January 1, 2004, as if FIN 47 had been applied for all periods affected, were $18.4 million, $18.2 million and $17.9 million, respectively.

L.

Fuel, Materials and Supplies

Fuel, materials and supplies include materials purchased primarily for construction, operation and maintenance (O&M) purposes.  Fuel, materials and supplies are valued at the lower of average cost or market.

M.

Other Income, Net

The pre-tax components of PSNH’s other income/(loss) items are as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2006	2005	2004
Other Income:
Investment income	$1.7	$1.0	$0.2
Equity in earnings of regional nuclear generating companies	(0.1)	0.2	0.2
AFUDC - equity funds	4.4	1.6	(0.1)
Conservation and load management incentive	1.4	2.5	1.8
Rental investment income	-	-	0.1
Total Other Income, Net	$7.4	$5.3	$2.2

Based on developments in July of 2006, CYAPC management concluded that $10 million of CYAPC's regulatory assets were no longer probable of recovery and should be written off.  PSNH included in 2006 other income, net its 5 percent share of CYAPC's after-tax write-off.  For further information regarding CYAPC, see Note 5D, "Commitments and Contingencies - Deferred Contractual Obligations."

N.

Provision for Uncollectible Accounts

PSNH maintains a provision for uncollectible accounts to record its receivables at an estimated net realizable value.  This provision is determined based upon a variety of factors, including applying an estimated uncollectible account percentage to each receivable aging category, historical collection and write-off experience and management’s assessment of collectibility from individual customers.  Management reviews at least quarterly the collectibility of the receivables, and if circumstances change, collectibility estimates are adjusted accordingly.  Receivable balances are written-off against the provision for uncollectible accounts when these balances are deemed to be uncollectible.

O.

Special Deposits

PSNH had amounts on deposit related to PSNH Funding LLC and PSNH Funding LLC 2, which are special purpose entities used to facilitate the issuance of rate reduction bonds.  These amounts which totaled $27.8 million and $28.2 million at December 31, 2006 and 2005, respectively, are included in deferred debits and other assets - other on the accompanying consolidated balance sheets.

2.

Short-Term Debt

Limits:  The amount of short-term borrowings that may be incurred by PSNH is subject to periodic approval by the NHPUC and FERC.  On June 30, 2004, the SEC granted authorization for borrowing through the NU Money Pool (Pool) until June 30, 2007.  Although PUHCA was repealed on February 8, 2006, under FERC's transition rules, all of the existing orders under PUHCA relevant to FERC authority will continue to be in effect until December 31, 2007.

PSNH is authorized by the NHPUC to incur short-term borrowings up to a maximum of $100 million.  As a result of this NHPUC authorization, PSNH is not required to obtain FERC approval for its short-term debt borrowings.

Credit Agreement:  PSNH is a party to a 5-year unsecured revolving credit facility which expires on November 6, 2010.  The company can borrow up to $100 million on a short-term basis, or subject to regulatory approvals, on a long-term basis.  At December 31, 2006 and 2005, PSNH had no borrowings outstanding under this credit facility.

Under this credit agreement, PSNH may borrow at variable rates plus an applicable margin based upon certain debt ratings, as rated by the higher of Standard and Poor’s (S&P) or Moody’s Investors Service (Moody's).

Under this credit agreement, PSNH must comply with certain financial and non-financial covenants, including but not limited to consolidated debt ratios.  PSNH currently is and expects to remain in compliance with these covenants.

Amounts outstanding under this credit facility are classified as current liabilities as notes payable to banks on the accompanying consolidated balance sheets as management anticipates that all borrowings under this credit facility will be outstanding for no more than 364 days at one time.

Pool:  PSNH is a member of the Pool.  The Pool provides a more efficient use of cash resources of NU and reduces outside short-term borrowings.  NUSCO administers the Pool as agent for the member companies.  Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU Parent.  NU Parent may lend to the Pool but may not borrow.  Funds may be withdrawn from or repaid to the Pool at any time without prior notice.  Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate.  Borrowings based on external loans by NU Parent, however, bear interest at NU Parent’s cost and must be repaid based upon the terms of NU Parent’s original borrowing.  At December 31, 2006 and 2005, PSNH had borrowings of $36.5 million and $15.9 million from the pool, respectively.  The weighted-average interest rate on borrowings from the Pool for the years ended December 31, 2006 and 2005 was 4.98 percent and 2.95 percent, respectively.

3.

Derivative Instruments

PSNH has a contract to purchase oil that no longer qualifies for the normal purchase and sales exception due to offsetting sales of oil in 2006.  This contract is a non-trading derivative at December 31, 2006, the fair value of which is calculated based on market prices and is recorded as a derivative liability of $10.8 million.  An offsetting regulatory asset was recorded as management believes that this cost will be recovered in rates through a deferral mechanism that tracks generation revenues and costs.

PSNH has electricity procurement contracts that management determined no longer qualify for the normal purchase and sales exception due to 2006 quantities being sold in the energy market.  These contracts are non-trading derivatives at December 31, 2006, the fair value of which is calculated based on market prices and is recorded as a derivative liability of $28.4 million.  An offsetting regulatory asset was recorded as management believes that these costs will be recovered in rates as the energy is delivered.

4.

Employee Benefits

A.

Pension Benefits and Postretirement Benefits Other Than Pensions

On December 31, 2006, PSNH implemented SFAS No. 158, which amends SFAS No. 87, "Employers’ Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits."  SFAS No. 158 applies to NU’s Pension Plan, SERP, and PBOP Plan and requires PSNH to record the funded status of these plans based on the projected benefit obligation (PBO) for the Pension Plan and the accumulated postretirement benefit obligation (APBO) for the PBOP plan on the consolidated balance sheet at December 31, 2006.  Previously, the prepaid or accrued benefit obligation was recorded in accordance with SFAS No. 87 and SFAS No. 106, which allowed for the deferral of certain items and reconciliation to the funded status was provided in the footnotes to financial statements.  These deferred items included the transition obligation, prior service costs, and net actuarial loss.

SFAS No. 158 requires the additional liability to be recorded with an offset to accumulated other comprehensive income in stockholder’s equity.  However, because PSNH is a cost-of-service rate regulated entity under SFAS No. 71, regulatory assets were recorded in the amount of $90.4 million, as these amounts in benefits expense have been and continue to be recoverable in cost-of-service, regulated rates.  Regulatory accounting was also applied to the portions of the NUSCO costs that support PSNH, as these amounts are also recoverable.

Pension Benefits:  PSNH participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular PSNH employees.  Benefits are based on years of service and the employees’ highest eligible compensation during 60 consecutive months of employment.  PSNH uses a December 31st measurement date for the Pension Plan.  Pension expense attributable to earnings is as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2006	2005	2004
Total pension expense	$20.8	$19.2	$12.4
Amount capitalized as utility plant	(4.8)	(4.9)	(3.4)
Total pension expense, net of amounts capitalized	$16.0	$14.3	$9.0

Total pension expense above includes a pension curtailment benefit of $0.7 million and expense of $1.1 million for the years ended December 31, 2006 and 2005, respectively.

Pension Curtailments and Termination Benefits:  In December of 2005, a new program was approved providing a benefit for certain employees hired on and after January 1, 2006 providing for these employees to receive retirement benefits under a new 401(k) benefit (K-Vantage Plan) rather than under the Pension Plan.  The approval of the new plan resulted in the recording of an estimated pre-capitalization, pre-tax curtailment expense of $1.1 million in 2005, as a certain number of employees hired before that date were expected to elect the new 401(k) benefit as permitted, resulting in a reduction in aggregate estimated future years of service under the Pension Plan.  Management estimated the amount of the curtailment expense associated with this change based upon actuarial calculations and certain assumptions, including the expected level of transfers to the new 401(k) benefit.  Because the predicted level of elections of the new benefit did not occur, PSNH recorded a pre-capitalization, pre-tax reduction in the curtailment expense of $0.7 million in 2006.

There were no curtailments or termination benefits in 2004 that impacted earnings.

Market-Related Value of Pension Plan Assets:   PSNH bases the actuarial determination of pension plan expense or income on a market-related valuation of assets, which reduces year-to-year volatility.  This market-related valuation calculation recognizes investment gains or losses over a four-year period from the year in which they occur.  Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the fair value of assets.  Since the market-related valuation calculation recognizes gains or losses over a four-year period, the future value of the market-related assets will be impacted as previously deferred gains or losses are recognized.

SERP:  NU has maintained a SERP since 1987.  The SERP provides its eligible participants, some of which are officers of PSNH, with benefits that would have been provided to them under NU's retirement plan if certain Internal Revenue Code (IRC) and other limitations were not imposed.

Postretirement Benefits Other Than Pensions:  PSNH also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a PBOP Plan.  These benefits are available for employees retiring from PSNH who have met specified service requirements.  For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost.  These costs are charged to expense over the estimated work life of the employee.  PSNH uses a December 31st measurement date for the PBOP Plan.

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

Based on the current PBOP Plan provisions, PSNH qualifies for this federal subsidy because the actuarial value of PSNH’s PBOP Plan exceeds the threshold required for the subsidy.  The Medicare changes decreased the total PBOP benefit obligation by $5.4 million as of December 31, 2006 and 2005.  The total $5.4 million decrease is currently being amortized as a reduction to PBOP expense over approximately 13 years.  For the years ended December 31, 2006, 2005 and 2004, this reduction in PBOP expense totaled approximately $0.7 million, including amortization of the actuarial gain of $0.4 million and a reduction in interest cost and service cost based on a lower PBOP benefit obligation of $0.3 million.  At December 31, 2006, PSNH had a receivable for the federal subsidy in the amount of $0.5 million related to benefit payments made in 2006.  This amount is expected to be funded into the PBOP Plan.

Based upon guidance from the federal government released in 2005, PSNH also qualifies for the federal subsidy relating to employees whose PBOP Plan obligation is "capped" under PSNH’s PBOP Plan.  These subsidy amounts do not reduce PSNH’s PBOP Plan benefit obligation as they will be used to offset retiree contributions.  PSNH realizes a tax benefit because the federal subsidy is tax exempt when it is collected and tax deductible as the amounts are contributed to the PBOP Plan.  These additional subsidy benefits are also being amortized over approximately 13 years beginning in 2005.  For the years ended December 31, 2006 and 2005, the additional subsidy amounts were approximately $2.1 million.  For the years ended December 31, 2006, 2005 and 2004, the subsidy amounts reduced expected tax expense by $1 million, $1.1 million and $0.2 million, respectively.

PBOP Curtailments and Termination Benefits:  PSNH recorded a $0.1 million pre-tax curtailment expense at December 31, 2006 relating to its reorganization.  PSNH had no curtailments or termination benefits in 2005 or 2004.

The following table represents information on the plans’ benefit obligation, fair value of plan assets, and the respective plans’ funded status:

	At December 31,
	Pension Benefits		SERP Benefits		Postretirement Benefits
(Millions of Dollars)	2006	2005	2006	2005	2006	2005
Change in benefit obligation
Benefit obligation at beginning of year	$(354.6)	$(324.1)	$(1.6)	$(0.9)	$(87.0)	$(79.7)
Service cost	(9.6)	(8.8)	-	-	(1.8)	(1.6)
Interest cost	(20.3)	(19.3)	(0.1)	(0.1)	(5.0)	(4.4)
Transfers	-	(0.6)	-	-	-	-
Actuarial gain/(loss)	6.3	(24.7)	(0.6)	(0.7)	1.8	(7.5)
Benefits paid	15.7	15.0	0.1	0.1	6.5	6.2
Federal subsidy on benefits paid	-	-	-	-	(0.5)	-
Curtailment/impact of plan changes	(7.6)	7.9	-	-	-	-
Benefit obligation at end of year	$(370.1)	$(354.6)	$(2.2)	$(1.6)	$(86.0)	$(87.0)
Change in plan assets
Fair value of plan assets at beginning of year	$202.3	$201.6	N/A	N/A	$39.9	$34.6
Actual return on plan assets	32.9	15.1	N/A	N/A	6.0	2.1
Employer contribution	-	-	N/A	N/A	10.1	9.4
Transfers	-	0.6	N/A	N/A	-	-
Benefits paid	(15.7)	(15.0)	N/A	N/A	(6.5)	(6.2)
Fair value of plan assets at end of year	$219.5	$202.3	N/A	N/A	$49.5	$39.9
Funded status at December 31st	$(150.6)	$(152.3)	$(2.2)	$(1.6)	$(36.5)	$(47.1)
Unrecognized transition obligation		1.2		-		17.4
Unrecognized prior service cost		8.8		1.0		-
Unrecognized net loss		65.9		-		29.5
Accrued benefit cost		$(76.4)		$(0.6)		$(0.2)

The $7.9 million reduction in 2005 in the Pension Plan's obligation that is included in the curtailment/impact of plan changes related to the reduction in the future years of service expected to be rendered by plan participants.  This reduction was the result of the expected transition of employees into the new 401(k) benefit and the company's corporate reorganization.  This overall reduction in plan obligation served to reduce the previously unrecognized actuarial losses.  In 2006, $7.6 million of this curtailment was reversed because actual levels of elections of the new 401(k) benefit were much lower than expected and is reflected above as an increase to the obligation.

For the Pension Plan, the company amortizes its unrecognized transition obligation over the remaining service lives of its employees as calculated for PSNH on an individual operating company basis and amortizes the prior service cost and unrecognized net actuarial loss over the remaining service lives of its employees as calculated on an NU consolidated basis.  For the PBOP Plan, the company amortizes its unrecognized transition obligation, prior service cost and unrecognized net actuarial loss over the remaining service lives of its employees as calculated for PSNH on an individual operating company basis.

Although the SERP does not have any plan assets, benefit payments are supported by earnings on marketable securities held by NU.

The accumulated benefit obligation (ABO) for the Pension Plan was $317.8 million and $308.9 million at December 31, 2006 and 2005, respectively, and $1.9 million and $0.8 million for the SERP at December 31, 2006 and 2005, respectively.

Amounts recognized in the accompanying consolidated balance sheets at December 31, 2006 and 2005 are as follows:

	At December 31,
	Pension Benefits		SERP Benefits		Postretirement Benefits		Total
(Millions of Dollars)	2006	2005	2006	2005	2006	2005	2006	2005
Receivables	$-	$-	$-	$-	$0.5	$-	$0.5	$-
Regulatory assets	53.3	-	1.4	-	35.7	-	90.4	-
Deferred taxes, net	39.2	29.3	0.3	0.2	2.6	0.2	42.1	29.7
Total assets	92.5	29.3	1.7	0.2	38.8	0.2	133.0	29.7

Accrued pension	(150.6)	(76.4)	-	-	-	-	(150.6)	(76.4)
Accrued postretirement benefits	-	-	-	-	(36.5)	(0.2)	(36.5)	(0.2)
Other deferred credits	-	-	(2.2)	(0.6)	-	-	(2.2)	(0.6)
Total liabilities	$(150.6)	$(76.4)	$(2.2)	$(0.6)	$(36.5)	$(0.2)	$(189.3)	$(77.2)

Accumulated other comprehensive loss	$-	$-	$-	$(0.1)	$-	$-	$-	$(0.1)

The incremental impact of implementing SFAS No. 158 on the consolidated balance sheet at December 31, 2006 is as follows:

(Millions of Dollars)	Before Adopting SFAS No. 158	Adjustments to Adopt SFAS No. 158	After Adopting SFAS No. 158
Regulatory assets (1)	$0.7	$89.7	$90.4
Deferred taxes, net	33.5	8.6	42.1
Total assets	34.2	98.3	132.5

Accrued pension	(97.3)	(53.3)	(150.6)
Accrued postretirement benefits	(0.2)	(36.3)	(36.5)
Other deferred credits	(1.9)	(0.3)	(2.2)
Total liabilities	$(99.4)	$(89.9)	$(189.3)

(1)

The regulatory asset amount before adopting SFAS No. 158 represents the regulated portion of an additional minimum pension liability recorded for the SERP.

The following is a summary of amounts recorded as regulatory assets at December 31, 2006 and the portions of those amounts expected to be recognized as portions of net periodic benefit cost in 2007, which is expected to total $20.5 million for the Pension Plan, $0.4 million for SERP and $8 million for the PBOP Plan on a pre-tax basis:

	At December 31, 2006				Estimated Expense in 2007
(Millions of Dollars)	Pension	SERP	OPEB	Total	Pension	SERP	OPEB	Total
Transition obligation	$0.9	$-	$14.9	$15.8	$0.3	$-	$2.5	$2.8
Prior service cost	8.2	-	-	8.2	1.4	-	-	1.4
Net actuarial loss	44.2	1.4	20.8	66.4	4.8	0.2	1.6	6.6
Total	$53.3	$1.4	$35.7	$90.4	$6.5	$0.2	$4.1	$10.8

The following actuarial assumptions were used in calculating the plans’ year end funded status:

	At December 31,
	Pension Benefits and SERP		Postretirement Benefits
Balance Sheets	2006	2005	2006	2005
Discount rate	5.90%	5.80%	5.80%	5.65%
Compensation/progression rate	4.00%	4.00%	N/A	N/A
Health care cost trend rate	N/A	N/A	9.00%	10.00%

The components of net periodic expense are as follows:

	For the Years Ended December 31,
	Pension Benefits			SERP Benefits			Postretirement Benefits
(Millions of Dollars)	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost	$9.6	$8.8	$7.4	$-	$-	$-	$1.8	$1.6	$1.2
Interest cost	20.3	19.3	17.9	0.1	0.1	0.1	5.0	4.4	4.3
Expected return on plan assets	(16.3)	(16.6)	(17.1)	-	-	-	(2.5)	(2.1)	(2.1)
Amortization of unrecognized net transition obligation	0.3	0.3	0.3	-	-	-	2.5	2.5	2.5
Amortization of prior service cost	1.4	1.5	1.5	-	-	-	-	-	-
Amortization of actuarial loss/(gain)	6.2	4.8	2.4	0.1	-	0.1	3.2	3.0	1.6
Other amortization, net	-	-	-	-	-	-	-	-	-
Net periodic expense before curtailments	21.5	18.1	12.4	0.2	0.1	0.2	10.0	9.4	7.5
Curtailment expense	(0.7)	1.1	-	-	-	-	0.1	-	-
Total - net periodic expense	$20.8	$19.2	$12.4	$0.2	$0.1	$0.2	$10.1	$9.4	$7.5

Not included in the pension expense above are amounts related to certain intercompany allocations totaling $1.8 million, $2.2 million and $0.7 million for the years ended December 31, 2006, 2005 and 2004, respectively, including pension curtailments and termination benefits benefit of $0.3 million in 2006, and expense of $0.6 million and $0.1 million in 2005 and 2004, respectively.  Excluded from postretirement benefits expense are related intercompany allocations of $1.4 million, $1.5 million and $1.1 million for the years ended December 31, 2006, 2005 and 2004, respectively, including curtailments and termination benefits benefit of $0.1 million and expense of $0.2 million for the years ended December 31, 2006 and 2005, respectively.  These amounts are included in other operating expenses on the accompanying consolidated statements of income.

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

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

(Millions of Dollars)	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest cost components	$0.3	$(0.2)
Effect on postretirement benefit obligation	$3.7	$(3.2)

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

Estimated Future Benefit Payments:  The following benefit payments, which reflect expected future service, are expected to be paid/(received) for the Pension, SERP, and PBOP Plans:

(Millions of Dollars)
Year	Pension Benefits	SERP Benefits	Postretirement Benefits	Government Benefits
2007	$16.2	$-	$7.3	$(0.7)
2008	17.1	-	7.5	(0.8)
2009	17.9	-	7.8	(0.9)
2010	18.8	0.1	8.0	(0.9)
2011	19.9	0.1	8.1	(1.0)
2012-2016	119.3	0.6	41.4	(6.0)

The government benefits represent amounts expected to be received from the federal government for the new Medicare prescription drug benefit under the PBOP Plan related to the corresponding year's benefit payments.

Contributions:  Currently, PSNH's policy is to annually fund the Pension Plan in an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and IRC.  For the PBOP Plan, it is currently PSNH's policy to annually fund an amount equal to the PBOP Plan's postretirement benefit cost, excluding curtailment and termination benefits.  PSNH does not expect to make any contributions to the Pension Plan in 2007 and expects to make $8 million in contributions to the PBOP Plan in 2007.  Beginning in 2007, PSNH will make an additional contribution to the PBOP Plan for the amounts received from the federal Medicare subsidy.  This amount is estimated at $0.5 million for 2007.

B.

Defined Contribution Plans

NU maintains a 401(k) savings plan for substantially all PSNH employees.  This savings plan provides for employee contributions up to specified limits.  NU matches employee contributions up to a maximum of three percent of eligible compensation with one percent in cash and two percent in NU common shares.  The 401(k) matching contributions of cash and NU common shares made by NU to PSNH employees were $2.1 million in 2006, $2 million in 2005 and $1.9 million in 2004.

Effective on January 1, 2006, all newly hired, non-bargaining unit employees, and effective on January 1, 2007 newly hired PSNH bargaining unit employees participate in a new defined contribution savings plan called the K-Vantage Plan.  These participants are not eligible to be participants in the existing defined benefit Pension Plan.  In addition, current participants in the Pension Plan were given the opportunity to choose to become a participant in the K-Vantage Plan beginning in 2007, in which case their benefit under the Pension Plan was frozen.

C.

Share-Based Payments

NU maintains an Employee Stock Purchase Plan (ESPP) and other long-term equity-based incentive plans under the Northeast Utilities Incentive Plan (Incentive Plan) in which PSNH employees and officers participate.  PSNH records compensation cost related to these plans, as applicable, for shares issued to PSNH employees and officers, as well as the allocation of costs associated with shares issued to NUSCO employees and officers that support PSNH.  In the first quarter of 2006, NU adopted SFAS No. 123(R), "Share-Based Payments," under the modified prospective method.  Adoption of SFAS No. 123(R) had a de minimis effect on PSNH's net income.

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

•

NU has not granted any stock options to PSNH employees or officers since 2002, and no compensation expense has been recorded.  All options were fully vested prior to January 1, 2006.

•

For shares granted under the ESPP, an immaterial amount of compensation expense was recorded in the first quarter of 2006, and no compensation expense was recorded in the remainder of 2006 or will be recorded in future periods as a result of a plan amendment that was effective on February 1, 2006.

Incentive Plan:  Under the Incentive Plan in which PSNH participates, NU is authorized to grant new shares for various types of awards, including restricted shares, restricted share units, performance units, and stock options to eligible employees and board members.  The number of shares that may be utilized for grants and awards during a given calendar year may not exceed the aggregate of one percent of the total number of NU common shares outstanding as of the first day of that calendar year plus the shares not utilized in previous years.  At December 31, 2006 and 2005, NU had 570,494 and 906,154 shares of common stock, respectively, registered for issuance under the Incentive Plan.

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

The compensation cost recognized by PSNH for its portion of the restricted shares above was approximately $90 thousand, net of taxes of approximately $60 thousand for the year ended December 31, 2006, approximately $100 thousand, net of taxes of approximately $65 thousand for the year ended December 31, 2005 and approximately $140 thousand, net of taxes of approximately $90 thousand for the year ended December 31, 2004.

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

The compensation cost recognized by PSNH for its portion of the RSUs above was approximately $440 thousand, net of taxes of approximately $290 thousand for the year ended December 31, 2006, $230 thousand, net of taxes of approximately $150 thousand for the year ended December 31, 2005, and approximately $150 thousand, net of taxes of approximately $100 thousand for the year ended December 31, 2004.

Stock Options:  Prior to 2003, NU granted stock options to certain PSNH employees.  These options were fully vested as of December 31, 2005 and therefore no compensation expense was recorded as a result of the adoption of SFAS No. 123(R).  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

D.

Severance Benefits

As a result of its corporate reorganization, in 2005 PSNH recorded severance and related expenses totaling $0.8 million relating to NUSCO intercompany allocations related to expected terminations of NUSCO employees.  In 2006, PSNH updated its prior estimates of its severance benefits based upon actual termination data and updated its estimates of expected personnel reductions.  A total increase in severance and related expenses of $0.4 million was recorded and is included in other operating expenses on the accompanying consolidated statements of income for the year ended December 31, 2006, primarily due to an increase in the expected personnel reductions.  In addition, a benefit of $0.2 million was recorded due to NUSCO intercompany allocations for the year ended December 31, 2006.

5.

Commitments and Contingencies

A.

Regulatory Developments and Rate Matters

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

Environmental Legislation:  In April of 2006, New Hampshire adopted legislation requiring PSNH to reduce the level of mercury emissions from its coal-fired plants by 2013 with incentives for early reductions.  To comply with the legislation, PSNH intends to install wet scrubber technology by mid-2013 at its two Merrimack coal units, which combined generate 433 megawatts.  PSNH currently anticipates the cost to comply with this law to be $250 million, but this amount has the potential to increase materially as the project is undertaken, primarily as a result of changes in commodity prices and labor costs.  PSNH expects that this project will have a positive impact on PSNH’s earnings, as state law and PSNH's restructuring settlement agreement provide for the recovery of its generation costs from its customers, including the cost to comply with state environmental regulations.

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

The amounts recorded as environmental liabilities on the consolidated balance sheets represent management’s best estimate of the liability for environmental costs and takes into consideration site assessment and remediation costs.  Based on currently available information for estimated site assessment and remediation costs at December 31, 2006 and 2005, PSNH had $5.6 million and $6.2 million, respectively, recorded as environmental reserves.  A reconciliation of the activity in these reserves at December 31, 2006 and 2005 is as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2006	2005
Balance at beginning of year	$6.2	$7.3
Additions and adjustments	-	0.7
Payments and adjustments	(0.6)	(1.8)
Balance at end of year	$5.6	$6.2

Of the 16 sites included in the environmental reserve, 10 sites are in the remediation or long-term monitoring phase, 2 sites have had some level of site assessments completed and the remaining 4 sites are in the preliminary stages of site assessment.

These liabilities are estimated on an undiscounted basis and do not assume that any amounts are recoverable from insurance companies or other third parties.  The environmental reserve includes sites at different stages of discovery and remediation and does not include any unasserted claims.

At December 31, 2006, in addition to the 16 sites, there are two sites for which there are unasserted claims; however, any related remediation costs are not probable or estimable at this time.  PSNH’s environmental liability also takes into account recurring costs of managing hazardous substances and pollutants, mandated expenditures to remediate previously contaminated sites and any other infrequent and non-recurring clean up costs.

Manufactured Gas Plant (MGP) Sites:  MGP sites comprise the largest portion of PSNH’s environmental liability.  MGPs are sites that manufactured gas from coal which produced certain byproducts that may pose a risk to human health and the environment.  PSNH currently has 7 MGP sites in its environmental liability out of the 16 sites.  Of the 7 MGP sites, 5 sites are currently undergoing or have undergone remediation and 2 sites are in the preliminary stages of site assessment.  At December 31, 2006 and 2005, $4.9 million and $5.3 million, respectively, represent amounts for the site assessment and remediation of MGPs.  At December 31, 2006 and 2005, PSNH's two largest MGP sites comprise approximately 91 percent and 85 percent, respectively, of the total MGP environmental liability.

Of the 16 sites that are included in the company's liability for environmental costs, for two of these sites, the information known and nature of the remediation options at those sites allow for an estimate of the range of losses to be made.  These sites primarily relate to MGP sites.  At December 31, 2006, $0.8 million of the $5.6 million total liability has been accrued as a liability for these sites, which represents management’s best estimate of the liability for environmental costs.  This amount differs from an estimated range of loss from zero to $4.3 million as management utilizes the probabilistic model approach to make its estimate of the liability for environmental costs.  For the 14 remaining MGP sites for which an estimate is based on the probabilistic model approach, determining an estimated range of loss is not possible at this time.

CERCLA Matters:  The Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and its amendments or state equivalents impose joint and several strict liabilities, regardless of fault, upon generators of hazardous substances resulting in removal and remediation costs and environmental damages.  Liabilities under these laws can be material and in some instances may be imposed without regard to fault or for past acts that may have been lawful at the time they occurred.  Of the 16 sites, two are superfund sites under CERCLA for which it has been notified that it is a potentially responsible party (PRP).  For sites where there are other PRPs and PSNH is not managing the site assessment and remediation, the liability accrued represents PSNH’s estimate of what it will pay to settle its obligations with respect to the site.

It is possible that new information or future developments could require a reassessment of the potential exposure to related environmental matters.  As this information becomes available, management will continue to assess the potential exposure and adjust the reserves accordingly.

Rate Recovery:  PSNH has a rate recovery mechanism for environmental costs.

C.

Long-Term Contractual Arrangements

Vermont Yankee Nuclear Power Corporation (VYNPC):  Previously under the terms of its agreement, PSNH paid its ownership (or entitlement) share of costs, which included depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital to VYNPC and recorded these costs as purchased-power expenses.  On July 31, 2002, VYNPC consummated the sale of its nuclear generating unit to a subsidiary of Entergy Corporation for approximately $180 million.  PSNH has commitments to buy approximately 4 percent of the VYNPC plant’s output through March of 2012 at a range of fixed prices.  The total cost of purchases under contracts with VYNPC amounted to $8.1 million in 2006, $6.4 million in 2005 and $6.7 million in 2004.

Electricity Procurement Obligations:  PSNH has various arrangements which extend through 2023 for the purchase of electricity.  The total cost of purchases under these arrangements amounted to $123.6 million in 2006, $125.3 million in 2005 and $121.1 million in 2004.  These amounts relate to independent power producers (IPP) purchase obligations and do not include contractual commitments related to PSNH’s short-term power supply management.  The majority of the contracts expire in 2014.

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

Hydro-Quebec:  Along with other New England utilities, PSNH has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada.  PSNH is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.  The total cost of these agreements amounted to $6.4 million in 2006, $6.6 million in 2005 and $7.4 million in 2004.

Yankee Companies Billings:  PSNH has significant decommissioning and plant closure cost obligations to the Yankee Companies.  Each plant has been shut down and is undergoing decommissioning.  The Yankee Companies collect decommissioning and closure costs through wholesale, FERC-approved rates charged under power purchase agreements with several New England utilities, including PSNH.  PSNH in turn passes these costs on to its customers through NHPUC-approved retail rates.  The following table includes the estimated decommissioning and closure costs for CYAPC, MYAPC and YAEC.  See Note 5D, "Commitments and Contingencies - Deferred Contractual Obligations," to the consolidated financial statements for information regarding the collection of the Yankee Companies' decommissioning costs.

Estimated Future Annual Costs:  The estimated future annual costs of PSNH’s significant long-term contractual arrangements are as follows:

(Millions of Dollars)	2007	2008	2009	2010	2011	Thereafter
VYNPC	$6.9	$7.0	$7.6	$7.3	$7.5	$1.8
Electricity procurement obligations	73.0	38.1	32.2	32.5	32.7	215.3
Wood, Coal and Transportation Contracts	107.0	66.2	-	-	-	-
PNGTS pipeline commitments	1.5	2.0	2.0	2.0	2.0	13.9
Hydro-Quebec	6.5	6.5	6.5	6.5	6.4	57.9
Yankee Companies billings	6.7	5.7	4.1	4.3	3.1	11.8
Totals	$201.6	$125.5	$52.4	$52.6	$51.7	$300.7

D.

Deferred Contractual Obligations

PSNH has significant decommissioning and plant closure cost obligations to the Yankee Companies.  The Yankee Companies collect decommissioning and closure costs through wholesale, FERC-approved rates charged under power purchase agreements with several New England utilities, including PSNH.  PSNH’s ownership interests in the Yankee Companies at December 31, 2006 is 5 percent of CYAPC, 7 percent of YAEC and 5 percent of MYAPC.

CYAPC:  On July 1, 2004, CYAPC filed with the FERC seeking to increase its annual decommissioning collections from $16.7 million to $93 million for a six-year period of January 1, 2005 to January 1, 2011.  On August 30, 2004, the FERC issued an order accepting the rates, with collection by CYAPC beginning on February 1, 2005, subject to refund.

On June 10, 2004, the DPUC and the Office of Consumer Counsel (OCC) filed a petition with the FERC seeking a declaratory order that CYAPC be allowed to recover all decommissioning costs from its wholesale purchasers, including PSNH, but that such purchasers may not be allowed to recover in their retail rates any costs that the FERC might determine to have been imprudently incurred.  The FERC rejected the DPUC's and OCC's petition, whereupon the DPUC filed an appeal of the FERC's decision with the D.C. Circuit Court of Appeals (Court of Appeals).

On August 15, 2006, CYAPC, the DPUC, the OCC and Maine state regulators filed a settlement agreement with the FERC.  The settlement agreement was approved by the FERC on November 16, 2006 and disposes of the pending litigation at the FERC and the Court of Appeals, among other issues.

Under the terms of the settlement agreement, the parties have agreed to a revised decommissioning estimate of $642.9 million (in 2006 dollars), taking into account actual spending through 2005 and the current estimate for completing decommissioning and long-term storage of spent fuel, a gross domestic product escalator of 2.5 percent for costs incurred after 2006, and a 10 percent contingency factor for all decommissioning costs and extension of collection period by five years.  Annual collections began in January of 2007, and are reduced from the $93 million originally requested for years 2007 through 2010 to lower levels ranging from $37 million in 2007 rising to $49 million in 2015.

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

The settlement agreement also required CYAPC to forego collection of a $10 million regulatory asset that was written-off in 2006.  PSNH included in 2006 earnings its 5 percent share of CYAPC's after-tax write-off.

YAEC:  In November of 2005, YAEC established an updated estimate of the cost of completing the decommissioning of its plant.  On January 31, 2006, the FERC issued an order accepting the rate increase, effective February 1, 2006, subject to refund.

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

MYAPC:  MYAPC is collecting amounts in rates that are adequate to recover the remaining cost of decommissioning its plant, and PSNH has recovered its share of these costs.

Spent Nuclear Fuel Litigation:  In 1998, CYAPC, YAEC and MYAPC filed separate complaints against the United States Department of Energy (DOE) in the Court of Federal Claims seeking monetary damages resulting from the DOE's failure to begin accepting spent nuclear fuel for disposal no later than January 31, 1998 pursuant to the terms of the 1983 spent fuel and high level waste disposal contracts between the Yankee Companies and the DOE.  In 2004, a trial was conducted in the Court of Federal Claims in which the

Yankee Companies initially claimed damages for incremental spent nuclear fuel storage, security, construction and other costs through 2010.

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

In December of 2006, the DOE appealed the ruling, and the Yankee Companies filed a cross-appeal.  The refund to PSNH of any damages that may be recovered from the DOE will be realized through the Yankee Companies' FERC-approved rate settlement agreements, subject to final determination of the FERC.

PSNH’s share of these damages would be $7.8 million.  PSNH cannot at this time determine the timing or amount of any ultimate recovery or the credit to future storage costs that may be realized in connection with this matter.

Uranium Enrichment Litigation: In 2001, NU asserted claims against the DOE in the Court of Federal Claims for overcharges for purchases of uranium enrichment separative work units (SWUs) for CYAPC's unit and the Millstone units between 1986 and 1993 (D&D Claims).  The NU case was stayed by the Court of Federal Claims while other D&D Claims cases were being litigated.  Beginning in 2005, NU joined a number of other utilities in a consortium in an attempt to negotiate a settlement agreement with the DOE.  In late-2006, a settlement was reached between the consortium and the DOE.  The distribution of proceeds under the settlement agreement totals approximately $0.8 million for CYAPC and approximately $1.4 million for Millstone and the Millstone portion was received on January 30, 2007.  This distribution is based on the total number of SWUs purchased for CYAPC's unit and the Millstone units during the applicable period covered by the litigation.  The company believes it is likely that the net proceeds from the settlement agreement will be credited to ratepayers.  Prior to March 31, 2001, PSNH owned 2.85 percent of Millstone 3.

E.

Guarantees

NU provides credit assurances on behalf of subsidiaries, including PSNH, in the form of guarantees and letters of credit (LOCs) in the normal course of business.  At December 31, 2006, the maximum level of exposure in accordance with FIN 45, "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," under guarantees by NU on behalf of PSNH totaled $3.5 million.  A majority of these guarantees do not have established expiration dates, and some guarantees have unlimited exposure to commodity price movements.  Additionally, NU had $35.5 million of LOCs issued on behalf of PSNH at December 31, 2006.  PSNH has no guarantees of the performance of third parties.

Several underlying contracts that NU guarantees, as well as certain surety bonds, contain credit ratings triggers that would require NU to post collateral in the event that NU’s credit ratings are downgraded below investment grade.

With the repeal of PUHCA, there are no regulatory limits on NU's ability to guarantee the obligation of its subsidiaries, including PSNH.

F.

Other Litigation and Legal Proceedings

PSNH is involved in other legal, tax and regulatory proceedings regarding matters arising in the ordinary course of business, some of which involve management’s best estimate of probable loss as defined by SFAS No. 5, "Accounting for Contingencies."  The company records and discloses losses when these losses are probable and reasonably estimable in accordance with SFAS No. 5 and expenses legal costs related to the defense of loss contingencies as incurred.

6.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Long-Term Debt and Rate Reduction Bonds:  The fair value of PSNH’s fixed-rate securities is based upon quoted market prices for those issues or similar issues.  Adjustable rate securities are assumed to have a fair value equal to their carrying value.  The carrying amounts of PSNH’s financial instruments and the estimated fair values are as follows:

	At December 31, 2006
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
First mortgage bonds	$100.0	$96.4
Other long-term debt	407.3	421.7
Rate reduction bonds	333.8	347.9

	At December 31, 2005
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
First mortgage bonds	$100.0	$100.8
Other long-term debt	407.3	421.5
Rate reduction bonds	382.7	402.8

Other Financial Instruments:  The carrying value of financial instruments included in current assets and current liabilities approximates their fair value.

7.

Leases

PSNH has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, and office space.  In addition, PSNH incurs costs associated with leases entered into by NUSCO and RRR.  These costs are included below in operating lease payments charged to expense and the capitalized portion of lease expense and are included as future operating lease payments for 2007 through 2011 and thereafter.  The provisions of these lease agreements generally provide for renewal options.  Certain lease agreements contain contingent lease payments.  The contingent lease payments are based on various factors, such as the commercial paper rate plus a credit spread or the consumer price index.

Capital lease rental payments were $0.4 million in 2006, 2005 and 2004.  Interest included in capital lease rental payments was $0.2 million in 2006, 2005 and 2004.  Capital lease asset amortization was $0.2 million in 2006, 2005 and 2004.

Operating lease rental payments charged to expense were $4.1 million in both 2006 and 2005, and $3.6 million in 2004.  The capitalized portion of operating lease payments was approximately $1.9 million, $1.8 million and $1.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum rental payments excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, at December 31, 2006 are as follows:

(Millions of Dollars)	Capital Leases	Operating Leases
2007	$0.4	$6.2
2008	0.4	5.4
2009	0.1	4.2
2010	0.1	3.6
2011	0.1	2.7
Thereafter	0.8	10.5
Future minimum lease payments	1.9	$32.6
Less amount representing interest	(0.6)
Present value of future minimum lease payments	$1.3

8.

Dividend Restrictions

The Federal Power Act limits the payment of dividends by PSNH to its retained earnings balance and PSNH is required to reserve an additional amount under its FERC hydroelectric license conditions.  In addition, certain state statutes may impose additional limitations on PSNH.  PSNH also has a revolving credit agreement that imposes a leverage restriction.

9.

Accumulated Other Comprehensive Income/(Loss)

The accumulated balance for each other comprehensive income/(loss) item is as follows:

(Millions of Dollars)	December 31, 2005	Current Period Change	December 31, 2006
Unrealized gains on securities	$0.2	$-	$0.2
Minimum SERP liability	(0.1)	0.1	-
Accumulated other comprehensive income	$0.1	$0.1	$0.2

(Millions of Dollars)	December 31, 2004	Current Period Change	December 31, 2005
Unrealized gains on securities	$0.2	$-	$0.2
Minimum SERP liability	(0.3)	0.2	(0.1)
Accumulated other comprehensive (loss)/income	$(0.1)	$0.2	$0.1

The changes in the components of other comprehensive (loss)/income are reported net of the following income tax effects:

(Millions of Dollars)	2006	2005	2004
Unrealized gains on securities	$-	$-	$(0.1)
Minimum SERP liability	-	(0.1)	-
Accumulated other comprehensive (loss)/income	$-	$(0.1)	$(0.1)

The unrealized gains on securities above relate to $3.8 million and $3.4 million of SERP securities at December 31, 2006 and 2005, respectively, that are included in prepayments and other on the accompanying consolidated balance sheets.

10.

Long-Term Debt

Details of long-term debt outstanding are as follows:

	At December 31,
	2006	2005
	(Millions of Dollars)
First Mortgage Bonds:
5.25% Series L, due 2014	$50.0	$50.0
5.60% Series M, due 2035	50.0	50.0
Total First Mortgage Bonds	$100.0	$100.0
Pollution Control Revenue Bonds:
6.00% Tax-Exempt, Series D, due 2021	75.0	75.0
6.00% Tax-Exempt, Series E, due 2021	44.8	44.8
Adjustable Rate, Series A, due 2021	89.3	89.3
4.75% Tax-Exempt, Series B, due 2021	89.3	89.3
5.45% Tax-Exempt, Series C, due 2021	108.9	108.9
Total Pollution Control Revenue Bonds	$407.3	$407.3
Less amounts due within a year	-	-
Unamortized premiums and discounts, net	(0.2)	(0.2)
Long-term debt	$507.1	$507.1

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

PSNH entered into financing arrangements with the Business Finance Authority (BFA) of the state of New Hampshire, pursuant to which the BFA issued five series of Pollution Control Revenue Bonds (PCRBs) and loaned the proceeds to PSNH.  At both December 31, 2006 and 2005, $407.3 million of the PCRBs were outstanding.  PSNH’s obligation to repay each series of PCRBs is secured by bond insurance and by PSNH's first mortgage bonds.  Each such series of first mortgage bonds contains similar terms and provisions as the applicable series of PCRBs.  For financial reporting purposes, these first mortgage bonds would not be considered outstanding unless PSNH failed to meet its obligations under the PCRBs.

The weighted-average effective interest rate on PSNH's Series A variable-rate pollution control notes was 3.5 percent for 2006 and 2.51 percent for 2005.  PSNH's Series B variable-rate pollution control notes were converted to a fixed rate of 4.75 percent in June of 2006.  PSNH's long-term debt agreements provide that it must comply with certain financial and non-financial covenants as are customarily included in such agreements.  PSNH currently is and expects to remain in compliance with these covenants.

11.

Segment Information

Segment information related to the distribution (including generation) and transmission businesses for PSNH for the years ended December 31, 2006, 2005 and 2004 is as follows.  Cash flows for total investment in plant included in the segment information below are cash capital expenditures that do not include cost of removal, AFUDC related to equity funds, and the capitalized portion of pension expense or income.

	For the Year Ended December 31, 2006
(Millions of Dollars)	Distribution (1)	Transmission	Totals
Operating revenues	$1,100.1	$40.8	$1,140.9
Depreciation and amortization	(147.1)	(5.2)	(152.3)
Other operating expenses	(856.2)	(19.5)	(875.7)
Operating income	96.8	16.1	112.9
Interest expense, net of AFUDC	(42.4)	(3.3)	(45.7)
Interest income	1.1	-	1.1
Other income, net	5.7	0.5	6.2
Income tax expense	(34.2)	(5.0)	(39.2)
Net income	$27.0	$8.3	$35.3
Total assets (2)	$2,071.3	$-	$2,071.3
Cash flows for total investments in plant	$92.3	$34.4	$126.7

(1)

Includes generation activities.

(2)

Information for segmenting total assets between distribution and transmission is not available at December 31, 2006 or 2005.  The distribution and transmission assets are disclosed in the distribution columns above.

	For the Year Ended December 31, 2005
	Distribution (1)	Transmission	Totals
Operating revenues	$1,091.9	$36.5	$1,128.4
Depreciation and amortization	(233.7)	(4.3)	(238.0)
Other operating expenses	(778.0)	(17.4)	(795.4)
Operating income	80.2	14.8	95.0
Interest expense, net of AFUDC	(43.9)	(2.4)	(46.3)
Interest income	0.3	0.1	0.4
Other income/(loss), net	5.1	(0.3)	4.8
Income tax expense	(7.8)	(4.4)	(12.2)
Net income	$33.9	$7.8	$41.7
Total assets (2)	$2,294.6	$-	$2,294.6
Cash flows for total investments in plant	$131.9	$26.9	$158.8

	For the Year Ended December 31, 2004
	Distribution (1)	Transmission	Totals
Operating revenues	$937.9	$30.8	$968.7
Depreciation and amortization	(180.6)	(4.4)	(185.0)
Other operating expenses	(665.5)	(15.2)	(680.7)
Operating income	91.8	11.2	103.0
Interest expense, net of AFUDC	(43.5)	(2.0)	(45.5)
Interest income	0.3	-	0.3
Other income/(loss), net	1.9	(0.1)	1.8
Income tax expense	(10.6)	(2.4)	(13.0)
Net income	$39.9	$6.7	$46.6
Cash flows for total investments in plant	$123.1	$30.1	$153.2

(1)

Includes generation activities.

(2)

Information for segmenting total assets between distribution and transmission is not available at December 31, 2006 or 2005.  The distribution and transmission assets are disclosed in the distribution columns above.

Consolidated Quarterly Financial Data (Unaudited)
	Quarter Ended (a) (b)
(Thousands of Dollars)	March 31,	June 30,	September 30,	December 31,
2006
Operating Revenues	$315,316	$294,638	$265,779	$265,167
Operating Income	20,001	41,264	28,066	23,554
Net Income	5,132	14,904	7,890	7,397

2005
Operating Revenues	$268,891	$259,586	$307,305	$292,645
Operating Income	24,306	23,387	25,288	21,983
Net Income	8,788	9,063	11,921	11,967

Selected Consolidated Financial Data (Unaudited)
(Thousands of Dollars)	2006	2005	2004	2003	2002
Operating Revenues	$1,140,900	$1,128,427	$968,749	$888,186	$947,178
Net Income	35,323	41,739	46,641	45,624	62,897
Cash Dividends on Common Stock	41,741	42,383	27,186	16,800	45,000
Property, Plant and Equipment, net (c)	1,242,378	1,155,423	1,031,703	925,592	839,716
Total Assets	2,071,276	2,294,583	2,205,374	2,171,181	2,155,447
Rate Reduction Bonds	333,831	382,692	428,769	472,222	510,841
Long-Term Debt (d)	507,099	507,086	457,190	407,285	407,285
Obligations Under Capital Leases (d)	1,356	498	712	986	1,192

(a)

Operating revenues totaling $8.8 million and $1.3 million for the quarters ending June 30, 2006 and September 30, 2006, respectively, were reclassified to operating expenses as a result of the change in classification of certain revenues and associated expenses from a gross presentation to a net presentation.

(b)

Quarterly operating income amounts differ from those previously reported as a result of the change in classification of certain amounts previously presented in other income, net, that have been reclassified to operating expenses.  These differences are summarized as follows (thousands of dollars):

Quarter Ended	2006	2005
March 31,	$(432)	$(369)
June 30,	(303)	(89)
September 30,	(345)	(211)

(c)

Amount includes construction work in progress.

(d)

Includes portions due within one year.

Consolidated Statistics (Unaudited)
	2006	2005	2004	2003	2002
Revenues: (Thousands)
Residential	$467,517	$450,230	$384,667	$351,622	$325,912
Commercial	439,828	423,884	361,603	318,081	297,196
Industrial	166,132	190,299	175,921	159,560	150,582
Other Utilities	52,255	34,688	19,712	38,622	152,131
Streetlighting and Railroads	5,729	5,685	5,297	4,801	4,820
Miscellaneous	9,439	23,641	21,549	15,500	16,537
Total	$1,140,900	$1,128,427	$968,749	$888,186	$947,178
Sales: (KWH - Millions)
Residential	3,087	3,162	3,015	2,944	2,765
Commercial	3,342	3,342	3,235	3,100	2,969
Industrial	1,582	1,612	1,716	1,684	1,646
Other Utilities	985	501	242	674	4,034
Streetlighting and Railroads	23	24	25	23	23
Total	9,019	8,641	8,233	8,425	11,437
Customers: (Average)
Residential	413,980	408,959	403,088	388,133	382,481
Commercial	69,528	68,232	66,572	63,324	61,775
Industrial	2,761	2,768	2,783	2,758	2,818
Other	592	600	572	554	540
Total	486,861	480,559	473,015	454,769	447,614
Average Annual Use Per Residential Customer (KWH)	7,458	7,733	7,484	7,584	7,208
Average Annual Bill Per Residential Customer	$1,129.29	$1,100.95	$954.96	$905.52	$849.10